Form 20-F
period 2021-12-31
Adagene Inc.
filed 2022-04-26
CIK 1818838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number: 001-39997

Adagene Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

(Address of principal executive offices)

Peter (Peizhi) Luo

Chief Executive Officer

+86-512-87773616

Email:peter_luo@adagene.com

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each ADS representing one	ADAG	The Nasdaq Stock Market LLC
and one quarter		(The Nasdaq Global Market)
ordinary shares, par value US$0.0001 per share
Ordinary shares, par value US$0.0001 per share*	N/A	The Nasdaq Stock Market LLC
(The Nasdaq Global Market)

*Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

54,595,667 ordinary shares, par value US$0.0001 per share, as of December 31, 2021.

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐	Emerging growth company ☒

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

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

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

i

ii

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“Adagene Suzhou” refers to Adagene (Suzhou) Limited, our subsidiary in the PRC;
●	“Adagene Incorporated” reference to Adagene Incoporated, our subsidiary in the U.S.;
●	“ADSs” refers to the American depositary shares, each representing one and one quarter (1.25) of our ordinary shares;
●	“Antibody binding interface” or “antibody binding sites” refers to the antibody binding surface spots in contact with its recognition antigen;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;
●	“conformational diversity” or “dynamic diversity” refers to the existence of more than one conformation or structure due to dynamic fluctuation of the structures for a given protein sequence, independent of any conformational changes caused by external binding;
●	“epitopes” or “epitope of an antigen” refers to the specific binding spots of an antigen in contact with its antibody binding surface;
●	“Greater China”, for the purpose of this annual report, refers to the People’s Republic of China, Hong Kong, Macau and Taiwan;
●	“multi-specificity” refers to a protein exerting a similar function (such as binding) on distinctly different ligands, perhaps while using different active site residues;
●	“NEObody” refers to antibody designed with dynamic binding sites that adapt kinetically to unique epitopes through novel MOA, using our NEObody technology;
●	“POWERbody” refers to antibody that utilizes our SAFEbody technology to create new bispecific T-cell engagers, antibody-drug conjugates, or antibodies, which are designed to reach beyond the therapeutic potency of traditional monospecific antibodies;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“SAFEbody” refers to antibody engineered with its binding sites masked, which are designed to be selectively activated in the TME, potentially limiting on-target off-tumor toxicity in normal tissues; SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“species cross-reactivity” refers to reactivity of the same protein that recognizes and binds to similar epitopes of a given class of targets in different species;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company,” and “our,” refer to Adagene Inc., a Cayman Islands exempted company and its subsidiaries.
●	“NEObodies” refer to antibodies designed with dynamic binding sites that adapt kinetically to unique epitopes through novel MOAs, using our NEObody technology;
●	“ordinary shares” or “shares” refers to our ordinary shares of par value US$0.0001 per share;

●	“POWERbodies” refer to antibodies that utilize our SAFEbody technology to create new bispecific T-cell engagers, antibody-drug conjugates, or antibodies, which are designed to reach beyond the therapeutic potency of traditional monospecific antibodies; and
●	“SAFEbodies” refer to antibodies engineered with their binding sites masked, which are designed to be selectively activated in the tumor microenvironment, potentially limiting on-target off-tumor toxicity in normal tissues.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the SEC. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our future business development, results of operations and financial condition;
●	the timing of the initiation, progress and potential results of our preclinical studies, clinical trials and our discovery programs;
●	our ability to utilize our proprietary Dynamic Precision Library platform, or DPL, to design, construct and develop next-generation antibodies;
●	our ability to advance product candidates into, and successfully complete, clinical trials;
●	the timing or likelihood of regulatory filings and approvals;
●	our estimates of the number of patients who suffer from the diseases we are targeting and the number of patients that may enroll in our clinical trials;
●	the commercializing of our product candidates, if approved;
●	our ability and the potential to successfully manufacture and supply our product candidates for clinical trials and for commercial use, if approved;
●	future strategic arrangements and/or collaborations and the potential benefits of such arrangements;

●	our anticipated use of our existing resources and the proceeds from our initial public offering;
●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing and our ability to obtain additional capital;
●	the sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements;
●	our ability to retain the continued service of our key personnel and to identify, hire and retain additional qualified professionals;
●	the implementation of our business model, strategic plans for our business and product candidates;
●	the scope of protection we are able to establish and maintain for intellectual property rights, such as our proprietary DPL, which includes NEObody platform, SAFEbody platform and POWERbody platform, product candidates and discovery programs;
●	our potential to enter into new collaborations;
●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
●	the pricing, coverage and reimbursement of our product candidates, if approved;
●	developments relating to our competitors and our industry, including competing product candidates and therapies;
●	the direct and indirect impact of the COVID-19 pandemic on our business and operations and on development of our clinical and preclinical programs, and the duration and impact of COVID-19 or any of its variants that may affect, precipitate or exacerbate one or more of any of the risks and uncertainties mentioned in this annual report;
●	relevant government policies and regulations relating to our business and industry;
●	general economic and business condition in the markets we have businesses; and
●	assumptions underlying or related to any of the foregoing.

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

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Summary of Risk Factors

Investors in Adagene Inc.’s equity securities are investing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in China or in the United States. Adagene Inc. is a Cayman Islands holding company that conducts a substantial portion of its operations in China through its PRC subsidiary, Adagene (Suzhou) Limited. In addition, Adagene Inc. conducts a substantial portion of its operations in the U.S. through its U.S. subsidiary, Adagene Incorporated. Our corporate group does not include any variable interest entities. Such structure involves unique risks to investors in the ADSs and ordinary shares. You should carefully consider all of the information in this annual report before making an investment in our ADSs. In particular, as we are a holding company with substantial business operations in China, you should pay special attention to subsections headed “Item 4.A.–– 4.A. History and Development of the Company Recent––Regulatory Developments,” “Item 3.D. Risk Factors––Risks Related to Doing Business in the PRC,” including but not limited to risk factor such as “uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us.” The PRC government has significant authority to exert influence on the ability of a company with substantive operations in China, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditor. Such risks could result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant oversight and discretion over the conduct of our business and as such may influence our operations at any time, which could result in a material adverse effect on our operations. The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. These risks could result in a material change in our operations and the value of our ordinary shares or the ADSs, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3.D. Risk Factors.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in the PRC

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us;
●	PRC government has significant oversight over the conduct of our business and as such may influence our operations at any time, which may potentially result in a material adverse effect on our operations;
●	the PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits of such inspections;
●	trading in our ADSs on the Nasdaq Stock Market or OTC will be prohibited, and as a result, our ADSs will be delisted under the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our ordinary shares on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States;
●	the potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted;
●	proceedings instituted by the SEC against certain PRC-based accounting firms, including the affiliate of our independent registered public accounting firm, or any related adverse regulatory development in the PRC, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act; and
●	the approval of or report and filing with the China Securities Regulatory Commission or other governmental authorities may be required in connection with our future offerings, and, if required, we cannot predict if we will be able to obtain such approval or complete such report and filing process.

Risks Related to Our Financial Prospects and Need for Additional Capital

Risks and uncertainties related to our financial prospectus and need for additional capital include, but are not limited to, the following:

●	we have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance;
●	we have incurred net losses historically and we may continue to incur net losses in the near future;
●	we may need to obtain substantial additional financing to fund our growth and operations, which may not be available on acceptable terms, if at all;
●	raising additional capital may lead to dilution of shareholdings by our existing shareholders and restrict our operations or require us to relinquish rights to our technologies or product candidates; and
●	we have certain shareholders who have board representation rights and their individual interests may differ from yours.

Risks Related to Clinical Development of Our Product Candidates

Risks and uncertainties related to clinical development of our product candidates include, but are not limited to, the following:

●	we may not be able to identify or discover new product candidates, and may allocate our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may later prove to be more profitable, or for which there is a greater likelihood of success;
●	we may not be successful in our efforts to use and expand our proprietary platforms to build a pipeline of product candidates;
●	any failures or setbacks in our platforms or our other proprietary technologies could negatively affect our business and financial condition;
●	our product candidates, for which we intend to seek approval as biologics products, may face competition sooner than anticipated; and
●	we depend substantially on the success of our product candidates, particularly ADG116, ADG126, ADG106 and ADG104, which are in clinical development, and our ability to identify additional product candidates. Clinical trials of our product candidates may not be successful. If we are unable to successfully identify new product candidates, complete clinical development, obtain regulatory approval and commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

Risks Related to Obtaining Regulatory Approval of Our Drug Candidates

Risks and uncertainties related to obtaining regulatory approval of our drug candidates include, but are not limited to, the following:

●	the regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approvals for our product candidates, our business will be substantially harmed;
●	disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business;
●	even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential;
●	we are conducting clinical trials and may in the future conduct additional clinical trials for our product candidates outside the United States and/or China, and FDA, NMPA and similar foreign regulatory authorities may not accept data from such trials; and
●	our product candidates may cause undesirable adverse events, side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval.

Risks Related to Our Intellectual Property

Risks and uncertainties related to our intellectual property include, but are not limited to, the following:

●	it is difficult and costly to protect our proprietary rights and technology, and we may not be able to protect our intellectual property rights throughout the world;

●	changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates;
●	we may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and licensing deals;
●	we may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful, and any unfavorable outcome from such litigation could limit our research and development activities and/or our ability to commercialize our product candidates; and
●	our commercial success depends significantly on our ability to operate without infringing upon, misappropriating or otherwise violating the intellectual property rights of third parties.

Risks Related to the ADSs

Risks and uncertainties related to the ADSs include, but are not limited to, the following:

●	our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with Russia’s invasion of Ukraine, including particularly how countries like the United States and China choose to respond to this war. As a result, the value of our ADSs may significantly decline;
●	you may be subject to limitations on transfer of your ADSs;
●	the trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;
●	we are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements;
●	if securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline;
●	the sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of the ADSs could adversely affect their market price;
●	due to our ADSs’ price fluctuations there is a significant risk that we will be a passive foreign investment company for 2022 or any future taxable year, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences; and
●	if a person is treated as owning 10% or more of our stock by vote or value, such person may be subject to adverse U.S. federal income tax consequences.

Risks Related to Doing Business in the PRC

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us.

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

For example, two draft regulations relating to overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading – namely the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) – were recently released in December 2021 for public comments. Pursuant to such draft regulations, a filing-based regulatory system would be implemented covering both direct and indirect overseas offering and listing, among which, (i) if an issuer listed in other overseas markets after overseas offerings, the issuer shall submit to the CSRC filing documents within three working days after such application is submitted; (ii) if an issuer issues overseas listed securities after listing abroad and issues such securities aiming at purchasing assets, the issuer shall submit to the CSRC filing documents within three working days after the issue is completed, however, if the assets purchased are domestic assets, the filing procedure shall be performed within three working days from the date of the first announcement of the transaction; and (iii) if the significant events, such as change of control and termination of the listing, occur after the issuer's overseas listing, it should report the details to CSRC within three working days from the date of occurrence. Uncertainties exist regarding the final form of these regulations as well as the interpretation and implementation thereof after promulgation. If those two rules were adopted in the current form, we may be required to file documents regarding the events listed in the regulations with the CRSC before or after the events occured.

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

PRC government has significant oversight over the conduct of our business and as such may influence our operations at any time, which may potentially result in a material adverse effect on our operations.

PRC government has significant oversight over the conduct of our business and may intervene or influence our operations at any time, which may potentially result in a material adverse effect on our operations. PRC government has also recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise additional capital in international capital markets. In addition, the PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares and/or ADS are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ordinary shares and/or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Trading in our ADSs on the Nasdaq Stock Market or OTC will be prohibited, and as a result, our ADSs will be delisted under the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. If this happens there is no certainty that we will be able to list our ordinary shares on a non-U.S. exchange or that a market for our ordinary shares will develop outside of the United States.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCA Act, has been signed into law on December 18, 2020. The HFCA Act requires the SEC to prohibit the trading of securities of a Chinese or a non-U.S. company on U.S. securities exchanges or the over-the-counter market if the PCAOB has determined that it has been unable to inspect the company’s accounting firm for three consecutive years because of a position taken by an authority in the company’s jurisdiction. The HFCA Act also requires such companies to make certain disclosures about their ownership by governmental entities and their relationships with the Chinese Communist Party.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act (the “Final Amendments”). The Final Amendments finalize the interim final rules adopted in March with two major modifications. First, the Final Amendments clarify how the requirements apply to variable interest entities. Second, the Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.

On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report on Form 20-F.

The HFCA Act or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor in the three consecutive years or at all, is subject to substantial uncertainty and depends on factors out of our or our auditor’s control. If our auditor is unable to meet the PCAOB inspection requirement in time, we will be delisted from the Nasdaq and our ADSs will not be permitted for trading over-the-counter either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs.

If our ADS are delisted from the U.S. securities exchange and are prohibited from trading in the over-the-counter market in the United States, there is no certainly that we will be able to list our ordinary shares on a non U.S. securities exchange or that a market for our ordinary shares will develop outside of the United States. Such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted.

On June 22, 2021, the U.S. Senate passed a bill, also known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently required under the HFCA Act, after the law becomes effective. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which includes the exact same amendments as the bill passed by the Senate. The America COMPETES Act of 2022 however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America COMPETES Act of 2022 bills currently passed, or when the U.S. President will sign on the bill to make the amendment into law, or at all. In the case that the bill becomes the law, it will reduce the time period before our ADSs will be prohibited from trading on the Nasdaq or over-the-counter or be delisted.

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

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations, such as us, may find it difficult or impossible to retain auditor in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Stock Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Moreover, the Cyberspace Administration of China, or the CAC, issued the Measures on Security Assessment of the Cross-border Transfer of Personal Information (Draft for Comment) in June 2019, pursuant to which, any cross-border transfer of information that may endanger national security, damage public interest, or fail to offer effective protection of personal information security, as assessed by relevant regulatory bodies, will be prohibited. In October 2021, CAC issued the Measures on Security Assessment of the Cross-border Data Transfer (Draft for Comment), which adjusts the thresholds for triggering mandatory security assessments not only in the cross-border transfers of personal information, but also in the cross-border transfers of “important data” collected and generated in China under certain circumstance. Given that the government body will have full discretion in the assessment, it is unclear if and the extent to which our clinical data will be considered as an endangerment to national or personal information security, if the regulation becomes effective.

Cross-border data transfer from other jurisdictions may also be limited if we fail to comply with relevant requirements, such as obtaining authorization from patients regarding the use, transfer and retrieval of their personal information or data and adopting measures to ensure the safety of personal information or data in the transfer. Also, cross-border transfer of personal data by its nature is subject to general data privacy regulations in various jurisdictions, and thus any failure to comply with data privacy protection may lead to a restriction of transferring our data across different jurisdictions.

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

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning data protection.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, China’s Cybersecurity Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection. In addition, the Cybersecurity Law imposes certain requirements on network operators of critical information infrastructure, or the CIIOs. For example, the CIIOs generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of PRC, and shall perform certain security obligations as required under the Cybersecurity Law, including that the CIIOs shall pass the national security review when purchasing network product or service which may affect national security. In addition, China’s Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and came into effect on September 1, 2021, outlines the main system framework of data security protection. For example, the Data Security Law introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. Processors of “important data” are further required to conduct periodic risk assessment and submit assessment report to relevant regulatory authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security. Furthermore, Regulations on the Security Protection of Critical Information Infrastructure, which was promulgated by the State Council of PRC on July 30, 2021 and came into effect on September 1, 2021, or the CII Protection Regulations, stipulates the obligations and liabilities of the regulators, society and CIIOs in protecting the security of critical information infrastructure, or the CII. According to the CII Protection Regulations, regulators supervising specific industries shall formulate detailed guidance to recognize the CII in the respective sectors, and CIIOs shall take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year.

The Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which were issued by the General Committee and State Council on July 6, 2021, require the speed-up of the revision of the provisions on strengthening the confidentiality and archives coordination between regulators related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to the Cybersecurity Law and Data Security Law , including the Cybersecurity Review Measures published by Cyberspace Administration of China, or the CAC, and other 12 relevant PRC government authorities in December 2021, which provides that, among others, if a “network platform operator” that possesses personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review with the Cybersecurity Review Office, and that the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.

On October 29, 2021, the CAC published the Measures on Security Assessment of Cross-border Transfer of Data (Draft for Comments), or the draft security assessment measures, which provide that data processors shall make self-assessment of the risks before transferring data cross-border, and shall apply for security assessment for cross-border data transfer in any of the following circumstances: (i) transferring personal information and important data collected and produced by CIIO operators; (ii) important data is included in the data transferred cross-border; (iii) transferring personal information cross-border by personal information processors which process more than one million individuals’ personal information; (iv) transferring more than one hundred thousand individuals’ personal information or more than ten thousand individuals’ sensitive personal information cumulatively; or (v) other circumstances which require the application for cross-border data transfer security assessment as determined by the CAC.

In addition, the CAC published the Regulations for the Administration of Cyber Data Security (Draft for Comment), or the Draft Data Security Regulations, for public comments in November 2021, which reiterate that a data processor who processes personal information of more than one million individuals must complete the cybersecurity review if it intends to be listed in a foreign country, and if a data processor conducts any data processing activities that affect or may affect national security, an application for cybersecurity review shall also be made by such a processor. The Draft Data Security Regulations also require that data processors who process important data or whose securities are listed outside of China shall carry out annual data security assessment by itself or through a third party data security service provider and submit the assessment report to local agency of the CAC. Also see “Item 4. Information on the Company—4.B. Business Overview—Regulation—Other PRC Government Regulations—Regulations on Information Security and Data Protection” for detailed discussion.

As of the date of this annual report, the exact scope of CIIOs and important data under the current laws, regulations and regulatory regime remains unclear, and the authorities may have wide discretion in the interpretation and enforcement of the related laws and regulations. If we are deemed as a CIIO, or as an operator who collects, uses and processes important data according to the Cybersecurity Law, Data Security Law and other relevant laws and regulations, we may need to perform or be subject to certain prescribed obligations, and if we were found to be in violation of these applicable laws and regulations, we may be subject to administrative penalties, including fines and service suspension. We also cannot rule out the possibility that certain of our customers may be deemed as CIIOs, or as operators processing important data, in which case our products or services or data processing activities, if being deemed as related to national security, will need to be submitted for cybersecurity review before we can enter into agreements with such customers, and before the conclusion of such procedure, the customers will not be allowed to use our products or services. If the reviewing authority considers that the use of our services by certain of our customers involves risk of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide our products or services to such customers, which could have a material adverse effect on our results of operations and business prospects.

As of the date of this annual report, we have not been involved in any investigations on cybersecurity review initiated by the Cyberspace Administration of China, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status on the Nasdaq. As there are still uncertainties regarding the further enaction of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, however, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal or incompliance by the regulatory authorities and become subject to fines and/or other penalties. If we are unable to address such issue in a timely manner or at all, we may be required to suspend or terminate our related businesses or face other penalties, our business, financial condition, results of operations, and prospects could be materially harmed.

Furthermore, certain PRC regulatory authorities recently issued the Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures. As of the date of this annual report, no official guidance or related implementation rules have been issued and taken into effect in relation to such opinions and as a result, the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the pre-approval of the CSRC and potentially other regulatory authorities to pursue an offering of securities overseas or to maintain the listing status of our ADSs on the Nasdaq. See also “–The approval of or report and filing with the China Securities Regulatory Commission or other governmental authorities may be required in connection with this offering, and, if required, we cannot predict if we will be able to obtain such approval.”

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

Dividends we receive from our subsidiaries located in the PRC may be taxed at a higher rate, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.

Pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, or the Double Tax Avoidance Treaty, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the Notice on Tax Treaties, issued on February 20, 2009 by the State Administration of Taxation of the PRC, or the SAT, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on such dividend is reduced to 5%, provided that certain other conditions and requirements under the Double Tax Avoidance Treaty and other applicable PRC laws are satisfied at the discretion of the relevant PRC tax authority. However, based on the Notice on Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. Based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT and effective on April 1, 2018, when determining the applicant’s status as a “beneficial owner” for purpose of tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If our Hong Kong subsidiary is determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiary will be taxed at a higher rate, which will have an adverse effect on our financial and operational conditions.

Your investments in our ADSs and/or ordinary shares are investments in equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in China. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

Adagene Inc. is a holding company incorporated under the laws of the Cayman Islands with no operations of its own. It conducts a substantial portion of its operations in China primarily through its subsidiary in China, Adagene (Suzhou) Limited. In addition, Adagene Inc. conducts a substantial portion of its operations in the U.S. through its U.S. subsidiary, Adagene Incorporated. As such, investors in the ADSs or ordinary shares are not purchasing equity securities of our subsidiaries that have substantive business operations in China or in the U.S. but instead are purchasing equity securities of a Cayman Islands holding company. In addition, some of our senior executive officers and directors reside within China for a significant portion of the time and some are PRC nationals. As a result, it may be difficult for our shareholders or investors to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “Item 3 Key Information—Risk Factors—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

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

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

Although the direct impact of the current international trade and political tension, and any escalation of such tension, on the biopharmaceutical companies in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

The approval of or report and filing with the China Securities Regulatory Commission or other governmental authorities may be required in connection with our future offerings, and, if required, we cannot predict if we will be able to obtain such approval or complete such report and filing process.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for future offerings would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel, Tian Yuan Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that no permission is required from CSRC for us to maintain our listing of the ADSs on the Nasdaq, given that (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offering such as this offering contemplated by our Company are subject to the M&A Rules; and (ii) our PRC subsidiary was incorporated as wholly foreign-owned enterprise by means of direct investment not subject to the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel.

In addition, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. There are still uncertainties regarding the interpretation and implementation of these opinions, Draft Overseas Listing Regulations and further explanations or detailed rules and regulations with respect to these opinions may be issued in the future, which may impose additional requirements on us.

Furthermore, on December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft Overseas Listing Regulations, among others, stipulate that (i) Chinese companies that seek to offer and list securities in overseas markets directly or indirectly shall fulfill the filing procedures with and report relevant information to the CSRC, (ii) in the context of an initial public offering, an initial filing shall be submitted within three (3) working days after the application for an initial public offering is submitted, (iii) in the context of follow-on offering after the completion of the initial public offering, an filing shall be submitted within three (3) working days after the completion of the offering or within three (3) working days from the date of the first announcement of the transaction depending on the purpose for which the follow-on offering are conducted, and (iv) if an issuer issuing securities in batches after listing abroad (such as “shelf takedowns” or at-the-marketing offerings), it shall, after the completion of the initial batch offering, submit the fillings to the CSRC within three (3) working days, stating the total number of securities to be issued in connection with such batch issuance. Upon completion of each of the remaining batches, the issuer shall file a record of the issuance with CSRC within three (3) working days. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities, and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council.

The Draft Overseas Listing Regulations, among others, stipulate that if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (1) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (2) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC.

According to the Draft Overseas Listing Regulations, if we fail to complete the filing procedures with the CSRC for our future offering or fell within any of the circumstances where our proposed listing overseas is prohibited by the State Council, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiaries may be ordered to suspend and their business qualifications and licenses may be revoked.

As advised by our PRC legal counsel, Tian Yuan Law Firm, the Draft Overseas Listing Regulations were released only for soliciting public comment as of the date of this annual report and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain, we cannot predict the impact of the Draft Overseas Listing Regulations on this Offering, if any, at this stage, or guarantee that we will be able to satisfy the scrutinized and new regulatory requirements in case they were adopted in the current form.

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

We believe that we are not a PRC resident enterprise for PRC tax purposes. See “Item 10 Additional Information—Taxation— Material PRC Income Tax Considerations.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we or any of our non-PRC subsidiaries are a PRC resident enterprise for enterprise income tax purposes, we or the subsidiary will be subject to PRC tax at a rate of 25%. In addition, we may be required to withhold taxes from dividends, and non-PRC shareholders (including ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC, as described below under “Item 3.D.Risk Factors—Risks Related to the ADS—You may be subject to PRC income tax on dividends from us or any gain realized on the transfer of our ADSs.”

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

Although we have substantial business operations in China, it is unclear whether the dividends we pay with respect to our shares or ADSs, or the gains realized from the transfer of our shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for, or able to obtain in practice, the benefits under these tax treaties or arrangements.

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

Under PRC law, lease agreements of commodity housing tenancy are required to be registered with the local construction (real estate) departments. Although failure to do so does not in itself invalidate the leases, the parties of the lease agreements may be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this annual report, the lease agreements for our leased properties in China have not been registered with the relevant PRC government authorities. As of the date of this annual report, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties that the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Bulletin 37, which, among others, repealed the SAT Circular 698 on December 1, 2017. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under SAT Circular 698. In addition, certain rules stipulated in SAT Bulletin 7 are replaced by SAT Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the PRC Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

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

We are a Cayman Islands holding company and we currently rely principally on equity financing for our cash requirements, including the funds necessary to pay cash considerations for services we may incur. In the future, when and after we become profitable and generate cash flows from operating activities, we may rely principally on dividends and other distributions on equity from our PRC and U.S. subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. In the years ended December 31, 2021, we did not receive any of our revenues in Renminbi in cash. Under our current corporate structure, our Cayman Islands holding company primarily relies on previous rounds of private financing to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with applicable laws and regulations, as well as certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use the cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

Since our inception in 2011, we have devoted our resources to the development of innovative antibodies in the therapeutic area. While we have generated revenues from licensing and collaboration deals, we have not generated any revenue from commercial product sales to date, and we have had significant operating losses since our inception. For the years ended December 31, 2019, 2020 and 2021, we incurred net losses of US$16.4 million, US$42.4 million and US$73.2 million, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs. To date, we have financed our operations principally through private placements and proceeds from our initial public offering. Our product candidates and programs are in preclinical development or early stage clinical development, and we have not received marketing approval for any of our product candidates. Our product candidates will require substantial investments and significant marketing efforts before we generate any revenues from product sales, if ever. We expect our net losses will increase as more product candidates enter into clinical trial stage. Our ability to generate product revenue and achieve profitability depends on, among other things:

●	completing research and development of our product candidates;
●	initiating, enrolling patients in and completing clinical trials of product candidates on a timely basis;
●	obtaining regulatory approvals and marketing authorizations for any product candidates for which we complete clinical trials;
●	developing and maintaining adequate manufacturing capabilities either by ourselves or in connection with third-party manufacturers;
●	launching and commercializing any product candidates for which we obtain regulatory approvals and marketing authorizations;
●	establishing a sales, marketing and commercialization team for any future products for which we may obtain regulatory approval;
●	seeking to identify additional product candidates;
●	addressing any competing technological and market developments; and
●	maintaining, protecting and expanding our portfolio of intellectual property rights.

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

The development of biopharmaceutical product candidates is capital-intensive. We have used substantial funds to advance our discovery programs and develop our technology and product candidates, and will require significant funds to conduct further research and development, preclinical testing and clinical trials of our product candidates, to seek regulatory approvals for our product candidates and to manufacture and market products, if any, that are approved for commercial sales. If our product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to expand our development, regulatory and manufacturing capabilities. We also expect to incur significant costs associated with operating as a public company.

●	To date, we have funded our operations primarily through capital contributions from our shareholders via private placements and proceeds from our initial public offering. Our operations have consumed substantial amounts of cash since inception. As of December 31, 2021, we had US$174.4 million in cash and cash equivalents. The net cash used in our operating activities was US$18.2 million, US$28.5 million and US$43.4 million for the years ended December 31, 2019, 2020 and 2021, respectively. Our future funding requirements and the period for which we expect increasing capital need may be different from what we plan. Our monthly spending levels vary based on new and ongoing research and development activities. Because of the numerous risks and uncertainties associated with our product development, we are unable to accurately predict the timing and amount of our operating expenditures, which will depend largely on:
●	the scope, timing, progress, costs and results of discovery, preclinical development, laboratory testing and clinical development activities of our current product candidates;
●	the number, scope, progress and results of preclinical and clinical programs we decide to pursue;
●	the progress of the development efforts of parties with whom we have entered or may in the future enter into collaborations and research and development agreements;
●	our ability to maintain our current licenses, research and development programs, and to establish new collaboration arrangements;
●	our ability to maintain competitive advantage over other AI-powered technology platforms at generating highly differentiated product candidates.
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
●	the cost, timing and outcome of regulatory review of any of our product candidates;

●	the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;
●	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval; and
●	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of our product candidates and satisfy our obligations as a public company.

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

These institutional investors will continue have a significant level of influence because of their level of ownership, including a greater ability than you and our other shareholders to influence the election of directors and the potential outcome of matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. These investors and our founder, Peter Luo, also have certain rights, such as board representation right and registration right that our other shareholders do not have.

For instance, our current effective memorandum and articles of association provides that JSR Limited shall have the right to designate, appoint, remove and replace and reappoint one director so long it holds at least five percent of the shares outstanding on a fully-diluted basis and an as-converted basis, although JSR Limited currently does not have representation at our board; as long as Wuxi Pharmatech Healthcare Fund I L.P., which is controlled by the ultimate controlling party of our sole supplier, holds at least five percent of the shares outstanding on a fully-diluted basis, it shall have the right to nominate one independent non-executive director and such one director shall be appointed and agreed by the board; as long as Peter Luo holds or beneficially owns any shares or is employed by us or any of our subsidiaries, he will serve as one of our directors and the Chairman of the Board of Directors; in addition, during the period commencing upon February 2021 and ending on the earlier of (i) the date upon which Peter Luo beneficially owns less than five percent of the shares outstanding on a fully diluted basis, (ii) the death or legal determination of Peter Luo’s incapacity or (iii) the termination of Peter Luo as an executive officer or principal scientific advisor to us or any of our subsidiaries or for cause (as determined under his related employment or consulting arrangements and subject to all related cure provisions), Peter Luo shall have the right to designate, appoint, remove and replace and reappoint one additional director; and as long as General Atlantic Singapore AI Pte. Ltd. and its affiliates hold at least five percent of the shares outstanding on a fully-diluted basis, they shall have the right to designate, appoint, remove and replace and reappoint one director.

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

Although we will focus our efforts on continued preclinical and clinical developments, regulatory approval process and commercialization with respect to our existing product candidates, the success of our business depends in part upon our ability to identify, license, discover, develop, or commercialize additional product candidates. Research programs to identify new product candidates require substantial technical, financial, and human resources. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

●	our research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;
●	our potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to obtain marketing approval; and
●	potential product candidates may not be effective in treating their targeted diseases.

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

A key element of our strategy is to leverage our technology platform to expand our pipeline of antibody product candidates and in order to do so, we will continue to invest in our platform and development capabilities. Although our research and development efforts to date have resulted in a pipeline of product candidates, these product candidates may not be safe and effective. In addition, although we expect that our platform will allow us to develop a diverse pipeline of novel and differentiated product candidates, we may not prove to be successful at doing so. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects, efficacy or other characteristics that indicate that they are unlikely to be products that will receive marketing approval or achieve market acceptance. Even after approval, if we cannot successfully develop or commercialize our products, or if serious adverse events are discovered after commercialization, we will not be able to generate any product revenue, which would adversely affect business.

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

Even if we are successful in achieving a final regulatory approval to commercialize a product candidate ahead of our competitors, our product candidates may face competition from biosimilar or other biologic products. In the United States, our product candidates are regulated by the FDA as biologic products and we intend to seek approval for these product candidates pursuant to the Biologics License Application (BLA) pathway. The Biologics Price Competition and Innovation Act of 2009 (BPCIA) created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. A product may also make modifications and seek approval as a BLA. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our product candidates.

There is a risk that any of our product candidates approved as a biological product under a BLA would not qualify for the 12-year period of exclusivity or that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for interchangeable or generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are not fully understood.

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

We depend substantially on the success of our product candidates, particularly ADG116, ADG126, ADG106 and ADG104, which are in clinical development, and our ability to identify additional product candidates. Clinical trials of our product candidates may not be successful. If we are unable to successfully identify new product candidates, complete clinical development, obtain regulatory approval and commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business and the ability to generate revenue related to product sales, if ever, will depend on the successful development, regulatory approval and commercialization of our antibody product candidates for the treatment of patients with cancer, particularly ADG116, ADG126, ADG106 and ADG104, which are still in clinical stage. Other than our three wholly-owned product candidates (ADG116, ADG126, ADG106) and our outlicensed product candidates, ADG104 and ADG125, our current product candidates are in relatively early stages of development. We have invested a significant portion of our efforts and financial resources in the development of our existing product candidates and all of our product candidates will require significant further development, financial resources. The success of our product candidates, including ADG116, ADG126, ADG106 and ADG104, will depend on several factors, including:

●	successful enrollment in, and completion of, preclinical studies and clinical trials;
●	receipt of regulatory approvals from the FDA, NMPA and other comparable regulatory authorities for our product candidates;
●	establishing commercial manufacturing capabilities, either by building facilities ourselves or making arrangements with third-party manufacturers;
●	relying on third parties to conduct our clinical trials safely and efficiently;
●	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity;
●	protecting our rights in our intellectual property;
●	ensuring we do not infringe, misappropriate or otherwise violate the patent, trade secret or other intellectual property rights of third parties;
●	launching commercial sales of our product candidates, if and when approved;
●	competition with other product candidates and drugs; and
●	continued acceptable safety profile for our product candidates following final regulatory approval, if and when received.

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

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct preclinical studies and extensive clinical trials to demonstrate their safety and efficacy in humans. Clinical testing is expensive and difficult to design and implement. Clinical testing can take many years to complete, and its ultimate outcome is uncertain. A failure of one or more clinical trials can occur at any stage of the process. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe, pure, and effiective for use in a diverse patient population before we can seek final regulatory approvals for their commercial sale. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional and expansive preclinical or clinical testings.

We cannot assure that the results of later clinical trials will replicate the results of prior clinical trials and preclinical testing. The results are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data becomes available. Product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA, the NMPA and comparable foreign regulatory authorities, despite having progressed through preclinical studies or initial clinical trials. Product candidates that have shown promising results in early clinical trials may still suffer significant setbacks in subsequent clinical trials or registration clinical trials. For example, a number of companies in the biopharmaceutical industry, including those with greater resources and experience than us, have suffered significant setbacks in later staged clinical trials, even after obtaining promising results in earlier clinical trials.

A failure of a clinical trial to meet its predetermined primary endpoints may cause us to abandon a pipeline product or an indication and may delay development of any other pipeline products. Any delay in, or termination of, our clinical trials will delay the submission for regulatory approval and application, and, ultimately, our ability to commercialize any of our pipeline products and generate revenue.

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

We may experience delays in our ongoing clinical trials, and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time, or be completed on schedule, if at all. Clinical trials can be delayed, suspended, or terminated for a variety of reasons, including the following:

●	delays in or failure to obtain regulatory authorization to commence a trial;
●	delays in or failure to obtain institutional review board, or IRB, approval at each site;
●	delays in or failure to reach agreement on acceptable terms with prospective contract research organizations (CROs), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	difficulty in recruiting clinical trial investigators of appropriate competencies and experience;
●	delays in establishing the appropriate dosage levels in clinical trials;

●	delays in or failure to recruit and enroll suitable patients to participate in a trial, particularly considering study inclusion and exclusion criteria and patients’ prior lines of therapy and treatment;
●	the difficulty in certain countries in identifying the sub-populations that we are trying to treat in a particular trial, which may delay enrollment and reduce the power of a clinical trial to detect statistically significant results;
●	lower than anticipated retention rates of patients in clinical trials;
●	failure to have patients complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	delays adding new investigators or clinical trial sites;
●	safety or tolerability concerns could cause us or our collaborators or governmental authorities, as applicable, to suspend or terminate a trial if it is found that the participants are being exposed to unacceptable health risks, undesirable side effects or other unfavorable characteristics of the product candidate, or if such undesirable effects or risks are found to be caused by a chemically or mechanistically similar therapeutic or therapeutic candidate;
●	our third-party research contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
●	changes in regulatory requirements, policies and guidelines;
●	failure to comply with the applicable regulatory requirements through the clinical process;
●	manufacturing sufficient quantities of a product candidate for use in clinical trials;
●	he quality or stability of a product candidate falling below acceptable standards;
●	changes in the treatment landscape for our target indications that may make our product candidates no longer relevant; and
●	third-party actions claiming infringement by our product candidates in clinical trials outside the United States and obtaining injunctions interfering with our progress.

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

Clinical trials must be conducted in accordance with the FDA and other applicable regulatory authorities’ legal requirements, regulations and guidelines, and are subject to oversight by these governmental agencies and Ethics Committees or IRBs at the medical institutions where the clinical trials are conducted. We could encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or Ethics Committees of the institutions in which such trials are being conducted, by the Data Review Committee or Data Safety Monitoring Board for such trial or by the FDA, or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial or to perform obligations in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Significant clinical trial delays could also allow our competitors to bring products to market before we do or shorten any periods during which we have the exclusive right to commercialize our product candidates and impair our ability to commercialize our product candidates and may harm our business and results of operations.

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

While we believe our differentiated product candidates address highly unmet medical needs that will facilitate our patient enrollment, clinical trials may compete with other clinical trials that are in the same therapeutic areas as our product candidates, and this competition reduces the number and types of patients available to us, as some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Moreover, enrolling patients in clinical trials for cancer therapies is challenging, as cancer patients will first receive the applicable standard of care. Many patients who respond positively to the standard of care antibody therapy (and thus do not enroll in clinical trials) are believed to have tumor types that would have responded well to our product candidates. Patients who fail to respond positively to the standard of care treatment will be eligible for clinical trials of unapproved product candidates. However, these prior treatment regimens may render our therapies less effective in clinical trials. Additionally, patients who have failed with prior approved therapies will typically have more advanced cancer and a poorer long-term prognosis.

Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

●	severity of the disease under investigation;
●	the size and nature of the patient population;
●	the patient eligibility criteria defined in the protocol;
●	the size of the study population required for analysis of the trial’s primary endpoints;
●	perceived risks and benefits of our pipeline products;
●	our resources to facilitate timely enrollment in clinical trials;
●	patient referral practices of physicians;
●	the proximity of patients to trial sites;
●	the design of the trial;
●	our ability to recruit clinical trial investigators with the appropriate competencies and experience;
●	our ability to obtain and maintain patients’ consent; and
●	the risk that patients enrolled in clinical trials will not complete a clinical trial.

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

Our product candidates could fail to receive regulatory approval from the FDA, NMPA or a comparable regulatory authority for many reasons, including:

●	disagreement with the design or implementation of our clinical trials;
●	failure to demonstrate that a product candidate is safe and effective or safe, pure, and potent for its proposed indication;
●	failure of clinical trial results to meet the level of statistical significance required for approval;
●	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	disagreement with our interpretation of data from preclinical trials or clinical trials;
●	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a BLA or other submission or to obtain regulatory approval;

●	the FDA, NMPA or comparable regulatory authority’s finding of deficiencies related to the manufacturing processes;
●	failure of our product candidates to ensure compliance with Good Manufacturing Practice, or cGMP, following inspections during the regulatory review process or across the production cycle of our product; and
●	changes in approval policies or regulations that render our preclinical and clinical data insufficient for approval.

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

We are conducting clinical trials and may in the future conduct additional clinical trials for our product candidates outside the United States, including in Australia, Europe or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA may be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Otherwise, for studies that are conducted at sites outside of the United States and not subject to an IND and which are intended to support a marketing application (but which are not intended to serve as the sole basis for marketing approval), the FDA requires the clinical trial to have been conducted in accordance with good clinical practice, or GCP, requirements and the FDA must be able to validate the data from the clinical trial through an on site inspection if it deems such inspection necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations, statistical powering, and specific documentation requirements must be met. Many foreign regulatory bodies, such as NMPA, have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, NMPA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Our product candidates may cause undesirable adverse events, side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval.

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

For instance, in September 2019, the FDA placed a clinical hold on our Phase 1 trial of ADG116 (ADG116-1001) in the United States after we reported to the FDA the death of the only patient dosed in the trial. We revised the study protocol to mitigate the risk of drug-induced liver toxicity, lower the starting dose of ADG116, and tighten the inclusion and exclusion criteria. The FDA removed the clinical hold on this protocol on December 5, 2019. In parallel, we initiated a new Phase 1 clinical trial of ADG116 (ADG116-1003) in Australia and completed multiple levels of dose escalation without serious adverse events. In March 2021, we submitted this new protocol for ADG116 (ADG116-1003) to FDA with safety data from Australia. Upon receiving clearance from FDA to open sites in the United States for ADG116-1003, we terminated the prior Phase 1 trial (ADG116-1001) in the United States for business reasons. Overall, we have enrolled over 30 patients, including at sites in the United States, and completed additional levels of dose escalation in the new global trial of ADG116, with one DLT event (Grade 4 hyperglycemia) reported at the 10 mg/kg dose level.

We cannot provide any assurance that there will not be treatment-related severe adverse events with our product candidates, that the trials for our product candidates will not be suspended in the future, or that patient recruitment for trials with our product candidates will not be adversely impacted by the ADG116 related adverse events, any of which could materially and adversely affect our business and prospects. Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. In the event that any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	we may suspend marketing of such products;
●	regulatory authorities may withdraw or limit approvals of such products or require us to take an approved product off the market;
●	regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication or field alerts to physicians and pharmacies, or issue other communications containing warnings or other safety information about the product;
●	regulatory authorities may require a medication guide outlining the risks of such side effects for distribution to patients, or that we implement a REMS plan to ensure that the benefits of the product outweigh its risks or to develop a similar strategy as required by a comparable regulatory authority, that may, for instance, restrict distribution of our drugs and impose burdensome implementation requirements on us;
●	we may be required to conduct post-market studies;
●	we may be subject to limitations on how we may promote or manufacture the product;
●	sales of the product may decrease significantly;
●	we could be sued and held liable for harm caused to subjects or patients; and
●	our reputation may suffer.

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

Prior to seeking accelerated approval for any of our product candidates, we intend to obtain a meeting with the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit a BLA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or receive an expedited regulatory designation (e.g., breakthrough therapy designation) for our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

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

The FDA and NMPA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks, or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of our drugs, withdrawal of the product from the market, or voluntary or mandatory product recalls;
●	fines, untitled or warning letters, or holds on clinical trials;
●	refusal by the FDA, NMPA or comparable regulatory authorities to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

●	product seizure or detention, or refusal to permit the import or export of our product candidates; and
●	injunctions or the imposition of civil or criminal penalties.

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

We may not be able to enter into additional collaboration agreements beyond our existing technology licensing agreements with Sanofi, Exelixis and ADC Therapeutics, our outlicensing agreements with Guilin Sanjin and Dragon Boat, or Discovery Agreements such as those with NIH, Tanabe, Celgene, GSK, Hengrui and others. If we are unable to maintain existing and future strategic partnerships or collaborations, or if these strategic partnerships or collaborations are not successful, our business could be adversely affected.

Our existing strategic partnerships, collaborations and any future strategic partnerships we enter into may pose a number of risks, including the following:

●	we may not be able to enter into critical strategic partnerships or enter into them on favorable terms;
●	strategic partners or collaborators have significant discretion in determining the effort and resources that they will apply to such a partnership, and they may not perform their obligations as agreed, expected, or in compliance with applicable legal requirements;
●	strategic partners or collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the partners’ strategic focus or available funding, or external factors, such as an acquisition that diverts resources or creates competing priorities;
●	strategic partners or collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
●	strategic partners or collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the strategic partners or collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than our product candidates;
●	product candidates discovered in collaboration with us may be viewed by our strategic partners or collaborators as competitive with their own product candidates or products, which may cause strategic partners or collaborators to cease to devote resources to the commercialization of our product candidates;

●	a strategic partner or collaborator with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product candidates;
●	disagreements with strategic partners or collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;
●	strategic partners or collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
●	strategic partners or collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;
●	strategic partners or collaborators may claim for a substantial compensation for our failure of development of the product candidates specified under the relevant out-licensing agreements that solely arose out of problems of our previous R&D basis; and
●	strategic partnerships or collaborations may be terminated for the convenience of the partner or the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

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

As of December 31, 2021, we had 259 full-time employees. As our development and commercialization plans and strategies develop, we expect to expand our employee base for managerial, operational, financial and other resources. As our product candidates enter and advance through preclinical studies and clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to enter into additional relationships with collaborators or partners, suppliers and other organizations and establish a sales and marketing team in preparation for commercialization activities. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our inability to successfully manage our growth and expand our operations could have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes or the trade related disputes between the United States and China. In addition, the U.K. held a referendum on June 23, 2016 on its membership in the EU, in which voters approved an exit from the EU, commonly referred to as “Brexit’’; the U.K. formally left the EU on January 31, 2020. The EU and the U.K have entered into the post-Brexit Trade and Cooperation Agreement, an agreement purporting to create a broad economic partnership between the EU and the U.K., which was approved by the European Parliament in April 2021 and went into force fully on May 1, 2021. Nonetheless, Brexit could still adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

We may evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition or strategic collaboration may entail numerous risks, including:

●	increased operating expenses and cash requirements;
●	the assumption of additional indebtedness or contingent liabilities;
●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;
●	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and/or

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

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

Our business operations and current or future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include, without limitation:

●	the U.S. federal civil and criminal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	the U.S. federal false claims laws, including the False Claims Act, which can be enforced through whistleblower actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
●	the United States Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Effective January 1, 2022, the U.S. federal physician transparency reporting requirements will extend to include transfers of value made during the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

●	analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales;
●	the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office and foreign political parties or officials thereof; and
●	marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the registration of pharmaceutical sales representatives; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities. For detailed discussion on material applicable PRC regulation, see “Item 4 Information on the Company—PRC Regulation” Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

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

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We are currently aware of various existing therapies and development candidates that may compete with our wholly owned clinical candidates as they engage similar targets, such as urelumab and utomilumab targeting CD137, and ipilimumab and AGEN 1181 targeting CTLA-4. We have competitors in the United States, China and internationally, including major multinational pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies. Many of our competitors have substantially greater financial, technical, and other resources, such as larger research and development, marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that we may develop, or achieve earlier patent protection, regulatory approval, product commercialization and market penetration than we do. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

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

Given that marketing generally requires extensive training and oversight, and if we are unable or decide not to establish internal sales, marketing and commercial distribution capabilities for any or all of the drugs we develop, we will likely pursue collaborative arrangements regarding the sales and marketing of our product candidates, if approved. However, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or, if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend on the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties, and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We will also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates, if approved.

There can be no assurance that we will be able to develop in-house sales, marketing and commercial distribution capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any product candidate, if approved, and as a result, we may not be able to generate product sales revenue.

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

Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:

●	efforts to enter into collaboration or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the acquisition or development of product candidates;
●	changes in a specific country’s or region’s political and cultural climate or economic condition;
●	differing regulatory requirements for drug approvals and marketing internationally;
●	difficulty of effective enforcement of contractual provisions in local jurisdictions;

●	potentially reduced protection for intellectual property rights;
●	potential third-party patent rights;
●	unexpected changes in tariffs, trade barriers and regulatory requirements;
●	economic weakness, including inflation or political instability;
●	compliance with tax, employment, immigration and labor laws for employees traveling abroad;
●	the effects of applicable tax structures and potentially adverse tax consequences;
●	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incidental to doing business in another country;
●	workforce uncertainty and labor unrest and failure to comply with the applicable laws and regulations in relation to management of the employment of foreigners within the PRC;
●	the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from an international market with low or lower prices rather than buying them locally;
●	failure of our employees and contracted third parties to comply with Office of Foreign Assets Control rules and regulations and the Foreign Corrupt Practices Act of the United States, and other applicable rules and regulations;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

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

Even if ADG116, ADG126, ADG106 or one of our other proprietary product candidates obtains regulatory approval, we may determine that commercializing such product candidate ourselves would not be the most effective way to create value for our shareholders or holders of ADSs. In addition, if we choose to commercialize any of our product candidates, our marketing efforts may be unsuccessful as a result of unfavorable pricing or reimbursement limitations, delays, competition or other factors. Failure to successfully market one or more of our approved products, or delays in our commercialization efforts, may diminish the commercial prospects for such products and may result in financial losses or damage to our reputation, each of which may have a negative impact on the market price of our ADSs and our financial condition, results of operations and future growth prospects.

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

Furthermore, partners, collaborators, or other parties to such transactions or arrangements may fail to fully perform their obligations or meet our expectations or cooperate with us satisfactorily for various reasons and subject us to potential risks, including the followings:

●	partners, collaborators, or other parties have significant discretion in determining the efforts and resources that they will apply to a transaction or arrangement;
●	partners, collaborators, or other parties could independently develop, or develop with third parties, services and products that compete directly or indirectly with our product candidates;
●	partners, collaborators, or other parties may stop, delay or discontinue clinical trials as well as repeat clinical trials or conduct new clinical trials by using our intellectual property or proprietary information;
●	partners, collaborators, or other parties may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liabilities;
●	disputes may arise between us and partners, collaborators, or other parties that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management’s attention and resources;
●	partners, collaborators, or other parties may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable services and products; and
●	partners, collaborators, or other parties may own or co-own intellectual properties covering our product candidates that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual properties.

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

We currently rely on a third-party manufacturer and expect to continue to rely for some time on third parties to manufacture our product candidates for preclinical testing and clinical trials, in compliance with applicable regulatory and quality standards, and may do so for the commercial manufacture of some of our product candidates, if approved. To date, we have obtained bulk drug substance for ADG116, ADG126 and ADG106 from a single-source third-party contract manufacturer. Any reduction or halt in supply of the drug substance from such contract manufacturer could severely constrain our ability to develop our product candidates until a replacement contract manufacturer is found and qualified. If we are unable to arrange for and maintain such third-party manufacturing sources that are capable of meeting regulatory standards, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of product candidate or we may be delayed in doing so. If we were to experience an unexpected loss of supply of our product candidates, for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. Such failure or substantial delay or loss of supply could materially harm our business. We are continuously evaluating multiple vendors both in China and abroad to ensure that we have a continuous supply of products for global trials.

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

In addition, our business could be affected by public health epidemics and pandemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other diseases. In December 2019, a respiratory illness caused by a novel strain of coronavirus, SARS-CoV2, causing the Coronavirus Disease 2019, also known as COVID-19 or coronavirus, emerged. As COVID-19 has evolved into a worldwide health crisis, it has resulted in adverse effects in the global economy and financial markets, such as significant declines in the global stock markets. If the COVID-19 outbreak is not effectively controlled globally, our business and results of operations could be adversely affected to the extent the COVID-19 outbreak harms the Chinese or world economy generally. The extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2022 cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including the development of a COVID-19 vaccine and the actions taken to contain the COVID-19 outbreak, among others. Any future outbreak of public health epidemics may restrict economic activities in affected regions, disrupt our business operations and adversely affect our results of operations.

The COVID-19 pandemic could adversely impact our business, including our clinical trials.

The spread of the COVID-19 coronavirus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the global economy. The pandemic has resulted in government authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place or stay-at-home orders, and business shutdowns. The pandemic has also resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

The COVID-19 pandemic has adversely affected the clinical development of our product candidates. Our clinical development program timelines could continue to be negatively affected by COVID-19, which could materially and adversely affect our business, financial condition, and results of operations. Further, due to “shelter in place” orders and other public health guidance measures, we have been required to implement a work-from-home policy from time to time for certain staff members in our Suzhou site excluding those necessary to maintain minimum basic operations. In such an instance, our increased reliance on personnel working from home may negatively impact productivity, or disrupt, delay or otherwise adversely impact our business. For example, with our personnel working from home, some of our research activities that require our personnel to be in our laboratories may be delayed.

The COVID-19 pandemic may impact our workforce, supply chains or distribution networks or otherwise impact our ability to restock our medical device and supply inventories and depending upon the severity of the COVID-19 pandemic’s continued spread in the United States and other countries, we may experience disruptions that could severely impact our business and clinical trials, including:

●	limitation of company operations, including work from home policies and office closures;
●	one or more key officers and/or employees could contract COVID-19 or otherwise be adversely affected by the virus;
●	delays or difficulties in receiving deliveries of critical experimental materials;
●	delays or difficulties in enrolling patients in our clinical trials;
●	delays or difficulties in clinical site initiation or expansion, including difficulties in recruiting clinical site investigators and clinical site staff;
●	increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine;
●	delays or disruptions in preclinical experiments and IND-enabling studies due to restrictions of on-site staff and unforeseen circumstances at contract research organizations, or CROs, and vendors;
●	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;
●	diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
●	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;
●	changes in regulations as part of a response to the COVID-19 pandemic, which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

●	delays in necessary interactions with regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel;
●	refusal of the FDA or other regulatory authorities to accept data from clinical trials in affected geographies;
●	difficulties in obtaining inspections at foreign manufacturing sites that could delay approvals; and
●	limitations in employee resources that would otherwise be focused on our business, including the conduct of our clinical trials, such as because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

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

We maintain insurance policies that are required under PRC laws and regulations as well as insurance based on our assessment of our operational needs and industry practice. We also maintain liability insurance covering our clinical trials as well as maintain key-man insurance policy. In line with industry practice in the PRC, we have elected not to maintain certain types of insurances, such as business interruption insurance. Our insurance coverage may be insufficient to cover any claim for product liability, damage to our fixed assets or employee injuries. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We have adopted a share incentive plan and will continue to grant share-based awards in the future, which may increase expenses associated with share-based compensation. Exercise of the awards granted will increase the number of our outstanding ordinary shares, which may adversely affect the market price of our ADSs.

We adopted the Second Amended and Restated Share Incentive Plan in December 2019 and the 2021 Performance Incentive Plan in January 2021, which we refer to as the 2019 Plan and the 2021 Plan, respectively, in this annual report, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. We have terminated the authority to grant additional awards under the 2019 Plan and all future awards will be granted under the 2021 Plan. Therefore, the effective maximum number of shares issuable under the 2019 Plan will be 10,280,951. A total of 2,994,000 of our ordinary shares was authorized for issuance with respect to awards granted under the 2021 Plan. As of March 31, 2022, the aggregate number of our ordinary shares underlying our outstanding awards under the 2019 Plan was 2,872,514. As of March 31, 2022, we have granted 2,555,500 shares awards under the 2021 Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. See “Item 6 Directors, Senior Management and Employees—Share Incentive Plan.” We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Regardless of the merits or eventual outcome, liability claims may result in significant negative consequences to our business and prospects, including, but not limited to:

●	decreased demand for our product candidates or any resulting products;
●	damage to our reputation;
●	withdrawal of other clinical trial participants;
●	costs to defend the related litigation;
●	a diversion of our management’s time and resources;
●	substantial monetary awards to trial participants or patients;
●	inability to commercialize our product candidates; and
●	a decline in the market price of our ADSs.

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

We are subject to existing or future foreign laws and regulations related to privacy or data security, which could lead to government enforcement actions, including civil or criminal fines or penalties, private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs of our products and services, limit their use or adoption, and otherwise negatively affect our operating results and business.

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

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains the management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. As described in our previous annual report of Form 20-F for the fiscal year ended December 31, 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2020. The material weaknesses identified relate to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) our lack of sufficient documented financial closing policies and procedures, specifically those related to period end expenses cut-off and accruals. For details, see “Item 15. Controls and Procedures—Remediation of Previously Reported Material Weaknesses in Internal Control over Financial Reporting.” As a result of these efforts, our management has concluded that our internal control over financial reporting as of December 31, 2021 was effective.

However, we cannot assure you that in the future our management or, if applicable, our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act, which can significantly divert our management’s attention from operating our business.

If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq, regulatory investigations and civil or criminal sanctions.

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

Licensing of intellectual property involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

●	the scope of rights granted under the license agreement and other interpretation-related issues;
●	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
●	our right to sublicense patents and other rights to third parties;
●	our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;
●	our right to transfer or assign the license; and
●	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to independently develop similar or alternative technologies or designs that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;
●	we might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or may in the future exclusively license, which could result in the patent applications not issuing or being invalidated after issuing;
●	we might not have been the first to file patent applications covering certain of our inventions, which could result in the patent applications not issuing or being invalidated after issuing;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
●	it is possible that our pending patent applications will not lead to issued patents;
●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;
●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive services and products for commercialization in our major markets;
●	we may fail to develop additional proprietary technologies that are patentable;
●	we may fail to apply for or obtain adequate intellectual property protection in all the jurisdictions in which we operate; and
●	the patents of others may have an adverse effect on our business, for example by preventing us from commercializing one or more of our product candidates for one or more indications.

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

Risks Related to the ADSs

Our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with Russia’s invasion of Ukraine, including particularly how countries like the United States and China choose to respond to this war. As a result, the value of our ADSs may significantly decline.

Our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with Russia’s invasion of Ukraine. We do not conduct business in either Russia or Ukraine. However, our global operations expose us to geopolitical risks, including particularly here, how the United States and China choose to respond to the war between Ukraine and Russia. If this war continues, increases, or expands, or leads to continued political or economic instability, terrorist activity, or gives rise to further government actions such as sanctions or increased economic or political tensions between the United States and China, our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely impacted and the value of our ADSs may significantly decline.

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

The trading price of our ADSs ranged from US$3.50 to US$29.99 per ADS since the listing of ADSs on Nasdaq. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our net revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;
●	announcements of new products and services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;
●	fluctuations in operating metrics;
●	failure on our part to realize monetization opportunities as expected;
●	changes in revenues generated from our significant business partners;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	detrimental negative publicity about us, our management, our competitors or our industry;
●	regulatory developments affecting us or our industry; and
●	potential litigation or regulatory investigations.

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

You must rely on the judgment of our management as to the use of the net proceeds from our initial public offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from our initial public offering may be placed in investments that do not produce income or that lose value.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility is going to terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

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

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. For example, we do not plan to have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. In addition, we do not plan to seek shareholder approval in connection with certain transactions effecting securities issuance. We also do not plan to hold annual meeting of shareholders no later than one year after the end of fiscal year-end. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Board of Directors” and “Item 16G—Corporate Governance.” As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish a summary of our financial results on a semi-annually basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Although we believe we were not a passive foreign investment company, or PFIC, for 2021, due to our ADSs’ price fluctuations there is a significant risk that we will be a PFIC for 2022 or any future taxable year, which could subject U.S. investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income, or the income test, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or the asset test. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the ordinary shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, gains from certain property transactions, rents and royalties (other than certain rents or royalties derived in the active conduct of a trade or business). Cash is generally a passive asset for PFIC purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

The assets shown on our balance sheet are expected to consist primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the asset test for any taxable year will depend largely on the value of our goodwill and on how quickly we utilize the cash in our business. We cannot give any assurance as to whether we will be a PFIC for any taxable year because (i) the value of our goodwill may be determined by reference to our market capitalization, which has been, and may continue to be, volatile, (ii) we expect to hold a significant amount of cash, and (iii) a company’s PFIC status is an annual factual determination that can be made only after the end of each taxable year and depends on the composition of its income and assets and the value of its assets from time to time.

Based on the average price of our ADSs during 2021, we believe that we were not a PFIC for our taxable year ended December 31, 2021. However, while we hold a substantial amount of cash and cash equivalents our PFIC status for any taxable year will depend primarily on the average value of our goodwill. Because our market capitalization has declined substantially since our initial public offering (including in recent months), if the value of our goodwill is determined by reference to our market capitalization there is a significant risk that we will be a PFIC for our taxable year 2022, and possibly future taxable years. In addition, prior to the commercialization of our product candidates, we could be a PFIC for any taxable year in which our interest and other investment income constitutes 75% or more of our total gross income. If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions,” and additional reporting requirements. This will generally continue to be the case even if we ceased to be a PFIC in a later taxable year, unless certain elections are made. See “Item 10 Additional Information—Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules.”

If a U.S. person is treated as owning 10% or more of our stock by vote or value, such person may be subject to adverse U.S. federal income tax consequences.

If a U.S. person is treated as owning (directly, indirectly or constructively) 10% or more of our stock (including our ADSs and ordinary shares) by value or voting power, such person generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation”, or CFC, in our group. A CFC is a non-U.S. corporation more than 50% of the stock (by voting power or value) of which is owned (directly, indirectly or constructively) by “United States shareholders.” We have not determined whether we are a CFC. However, even if we are not a CFC, under certain ownership attribution rules our non-U.S. subsidiaries could be treated as owned by our U.S. subsidiary and thus may be treated as CFCs. A United States shareholder of a CFC may be subject to additional U.S. federal income tax liabilities and reporting requirements. We do not intend to furnish to any information that may be necessary for United States shareholders, if any, to comply with the CFC rules. U.S. investors that may be treated for purposes of the CFC rules as owning 10% of our stock by voting power or value should consult their tax advisers regarding the potential application of these rules in their particular circumstances.

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

We are a holding company and do not directly conduct any substantive business operations in the PRC. In addition to our R&D activities in the United States, Australia and Singapore, we currently focus our business operations within the PRC through Adagene Suzhou. We (Adagene Inc.), however, hold certain intellectual properties and outsource certain research and development activities related to these intellectual properties to our subsidiaries. See “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC.”

In February 2021, we completed an initial public offering in which we offered and sold an aggregate of 10,571,375 ordinary shares in the form of ADSs. Upon the initial public offering, all of our then issued and outstanding preferred shares were automatically converted into ordinary shares on a one-for-one basis. On February 5, 2021, the ADSs began trading on the Nasdaq under the symbol “ADAG.”

Our corporate headquarters is located at 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park Suzhou, Jiangsu Province, 215123, People’s Republic of China. Our San Diego office addresss is 10179 Huennekens Street Suite 103, San Diego, CA 92121. Our registered office is located at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Our telephone number is +86-512-8777-3632. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is www.adagene.com. The information contained on or that can be accessed through our website is not incorporated by reference into this annual report, and you should not consider information on our website to be part of this annual report.

The SEC maintains an internet site at www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Recent Regulatory Development

Cybersecurity Review Measures

On December 28, 2021, the Cyberspace Administration of China, or the CAC, and 12 other relevant PRC government authorities published the amended Cybersecurity Review Measures, or the Cybersecurity Review Measures, which went on February 15, 2022 and supersede and replace the current Cybersecurity Review Measures previously promulgated on April 13, 2020. The Cybersecurity Review Measures provide that the purchase of network products and services by a “critical information infrastructure operator” and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review. Furthermore, if a “network platform operator” that possesses personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review with the Cybersecurity Review Office. In addition, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.

In addition, on November 14, 2021, the CAC released the Regulations for the Administration of Network Data Security (Draft for Comment), or the Draft Data Security Regulations, for public comments. The Draft Data Security Regulations provide that (i) a data processor who processes personal information of more than one million individuals must complete a cybersecurity review if it intends to be listed in a foreign country, and (ii) a data processor who carries out other data processing activities which affect or may affect national security should also complete the cybersecurity review. The Draft Data Security Regulations provide a broad definition of “data processing activities”, including collection, storage, usage, processing, transfer, provision, publication, deletion and other activities, which covers the entire life cycle of data processing. The Draft Data Security Regulations also provide a broad definition of “data processors” as individuals and entities that may autonomously determine the purpose and method of data processing activities. In addition, the Draft Data Security Regulations require data processors who process important data or whose securities are listed outside of China to carry out annual data security assessment either by itself or through a third party data security service provider and submit the assessment report to a local agency of the CAC. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Other PRC Government Regulations— Regulations on Information Security and Data Protection” for detailed discussion. As advised by our PRC legal counsel, Tian Yuan Law Firm, the Draft Data Security Regulations were released for public comment only with the deadline of submitting public comments or opinions by December 13, 2021, and its provisions and anticipated adoption or effective date are subject to changes and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

As advised by our PRC legal counsel, Tian Yuan Law Firm, given the nature of our business, since we do not possess or process personal information of more than one million users/individuals, and we do not believe we are a “critical information infrastructure operator”, “network platform operator” or a data processor whose purchase of network products and services or data processing activities affect or may affect national security, the listing of our ADSs on the Nasdaq and future potential offering of our ADSs will not be subject to the cybersecurity review process under the Cybersecurity Review Measures, although we cannot guarantee that the relevant PRC regulatory authority will agree with our interpretation. Currently, the Cybersecurity Review Measures and the Draft Data Security Regulations have not materially affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator, a network platform operator or data processing operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and other important data collected and produced within the PRC territory as we advance our drug discovery pipelines as part of our future operations in China, and we may be subject to lengthy cybersecurity review, annual data security assessment and other enhanced regulatory requirements when purchasing network products and services or conducting other data processing activities. We may face challenges in addressing such enhanced regulatory requirements and be required to make necessary changes to our internal policies and practices in data privacy and cybersecurity matters. As advised by our PRC legal counsel, Tian Yuan Law Firm, as of the date of this annual report, no detailed rules or implementation of the Cybersecurity Review Measures have been issued by the CAC and the Draft Data Security Regulations were only released for public comments, and the PRC governmental authorities have broad discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes will impose additional restrictions on companies like us. We cannot predict the impact of the Cybersecurity Review Measures and/or the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the future enacted laws and regulations, including the enacted version of the data security regulations mandate clearance of cybersecurity review and other specific actions to be completed by companies like us before we are able to complete this offering, we will face uncertainties as to whether such clearance and/or other specific actions can be timely obtained or completed, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any investigation on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanction in such respect. We have been making continuous efforts to comply with the relevant cybersecurity and data protection laws and regulations of the PRC, and will endeavor to comply with any updated applicable laws, regulations or guidelines as issued by any relevant regulatory authority in the PRC. See “Item 3 Key Information—3.D.Risk Factors—Risks Related to Doing Business in the PRC—Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, investigation or sanction by regulatory authorities, private litigation, other liabilities, and/or adverse publicity.”

Potential CSRC Approval Required for the Listing of our ADSs

On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or collectively, the Draft Overseas Listing Regulations, which set out the new regulatory requirements and filing procedures for Chinese companies seeking direct or indirect listing in overseas markets. The Draft

Overseas Listing Regulations, among others, stipulate that (i) Chinese companies that seek to offer and list securities in overseas markets directly or indirectly shall fulfill the filing procedures with and report relevant information to the CSRC, (ii) in the context of an initial public offering, an initial filing shall be submitted within three (3) working days after the application for an initial public offering is submitted, and a second filing shall be submitted after the listing is completed, and (iii) in the context of follow-on offering after the completion of the initial public offering, an filing shall be submitted within three (3) working days after the completion of the offering or within three (3) working days from the date of the first announcement of the transaction depending on the purpose for which the follow-on offering are conducted. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities, and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council.

The Draft Overseas Listing Regulations, among others, stipulate that if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (1) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (2) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC.

According to the Draft Overseas Listing Regulations, if we failed to complete the filing procedures with the CSRC for our future offering or fell within any of the circumstances where our current or proposed future listing overseas is prohibited by the State Council, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiaries may be ordered to suspend and their business qualifications and licenses may be revoked.

As advised by our PRC legal counsel, Tian Yuan Law Firm, the Draft Overseas Listing Regulations were released only for soliciting public comment as of the date of this annual report and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain, we cannot predict the impact of the Draft Overseas Listing Regulations on this Offering, if any, at this stage, or guarantee that we will be able to satisfy the scrutinized and new regulatory requirements in case they were adopted in the current form

In addition, On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. There are still uncertainties regarding the interpretation and implementation of these opinions, Draft Overseas Listing Regulations and further explanations or detailed rules and regulations with respect to these opinions may be issued in the future, which may impose additional requirements on us.

As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the approval of the CSRC or of potentially other regulatory authorities to maintain the listing status of our ADSs on the Nasdaq or to conduct offerings of securities in the future. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas Listings.

As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC.

Material Licenses and Approvals

Our PRC subsidiary has obtained all material licenses and approvals required for our operations in China. For details of our material licenses and approvals, see “Item 4. Information of the Company—4.B. Business Overview—Material Licenses and Approvals.” For risks relating to licenses and approvals required for our operations in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in the PRC,” “—Risks Related to Clinical Development of Our Product Candidates,” and “—Risks Related to Obtaining Regulatory Approval of Our Drug Candidates.”

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to Adagene Suzhou through loans, capital contributions or as payment of considerations for the services rendered. In 2019, 2020 and 2021, Adagene Inc. made payments of US$13.1 million, US$15.5 million and US$30.0 million, respectively, in cash to Adagene Suzhou as consideration for providing services associated with research and development activities related to those intellectual properties owned by Adagene Inc. There were no intercompany loans provided by Adagene Inc. to Adagene Suzhou during the years ended and as of December 31, 2019, 2020 and 2021. In addition, as advised by our PRC legal counsel, Tian Yuan Law Firm, Adagene Suzhou is able to mark up and charge to Adagene Inc., its ultimate parent, for providing services associated with research and development activities related to those intellectual properties owned by Adagene Inc. and Adagene Inc. is able to make cash payments to Adagene Suzhou for considerations of such services. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by Adagene Inc., the Cayman holding company, (i) through Adagene (Hong Kong) Limited, our Hong Kong subsidiary, to Adagene Suzhou, our PRC subsidiary, and (ii) to Adagene Incorporated, our U.S. subsidiary, via capital contribution, shareholder loans or consideration for the services rendered, as the case may be.

Other than the above disclosed transfer of funds, we did not transfer any type of assets between Adagene Suzhou and other Adagene subsidiaries in 2019, 2020 and 2021.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

If we become profitable, Adagene Inc.’s ability to pay dividends, if any, to the shareholders and ADS investors and to service any debt it may incur will depend upon dividends paid by our PRC and U.S. subsidiaries. Under the PRC laws and regulations, our PRC subsidiary is subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Adagene Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Our PRC subsidiary shall appropriate 10% of the net profits as reported in its respective statutory financial statements (after offsetting any prior year’s losses) to the statutory surplus reserves until such reserves have reached 50% of its respective registered capital. In addition, the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated. See “Item 3.D.Risk Factors—Risks Related to Doing Business in the PRC—We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.” Further, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may also restrict its ability to pay dividends ultimately to Adagene Inc. As a result, our PRC subsidiary may not have sufficient, or any, distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. See “Item 4 Information on the Company—PRC Regulation —Regulations on Foreign Exchange and Dividend Distribution” for detailed discussion.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

4.B. Business Overview

OVERVIEW

We are a platform-driven, clinical-stage biopharmaceutical company transforming the discovery and development of novel antibody-based cancer immunotherapies. We are combining computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by our proprietary Dynamic Precision Library (DPL) platform, which fuels our NEObody™, SAFEbody®, and POWERbody™ technologies, we are developing a highly differentiated pipeline of novel immunotherapies. We have forged strategic collaborations with reputable global partners that leverage our technology in multiple approaches at the vanguard of science.

We aim to push the boundaries of antibody discovery and engineering through the precise design, construction, and selection of antibody product candidates intractable to traditional antibody technology. We have pioneered a dynamic antibody technology interface to harness the conformational diversity of antibodies, which enlarges epitope sampling of a given drug target for differentiated therapeutic antibody development. Additionally, we have a proprietary precision masking technology and specialized antibody engineering capabilities which enable us to design therapeutics with unique features.

Our Dynamic Precision Library (DPL) fuels our three antibody technology platforms, which can be used alone or together to create novel, differentiated antibody-based therapeutic candidates:

●	The NEObody technology platform is a fully synthetic phage display and yeast display-based antibody discovery technology, which we believe is differentiated from other synthetic antibody technologies through its innovative designs and precise constructions. NEObody technology enables the generation of antibodies designed with dynamic binding sites that adapt kinetically to unique epitopes, triggering a novel MOA. The species cross-reactive antibodies generated by NEObody technology not only have the potential to reveal new biological functions of the targets, but also facilitate preclinical studies using various immune system intact animal models, resulting in high fidelity translation from preclinical to clinical studies. We refer to antibodies generated by our NEObody technology as NEObodies.

●	The SAFEbody technology platform is designed to mask an antibody binding interface with a masking motif, which then prevents an antibody from binding to its target in healthy tissues, minimizing on target, off tumor toxicities. The masking motif is designed to activate, or unmask, the antibody to allow binding in the tumor microenvironment, or TME, where certain activation conditions such as a protease is upregulated as compared to healthy tissues, allowing the antibody to bind to its target for tumor killing. Our SAFEbody enabled therapeutic candidates are therefore designed to be activated predominantly in the TME while remaining largely in an inactive state in healthy tissues. Our SAFEbody technology can be applied to mask the binding sites of any antibodies including but not limited to NEObodies. We refer to such masked antibodies as SAFEbodies. Notably, SAFEbody technology can be applied to our NEObodies, such as what we did with ADG116 to potentially achieve an increased therapeutic index with ADG126.
●	The POWERbody technology platform enables the creation of new versions of antibodies, which may be bispecific T-cell engagers, or TCEs, or Fc-engineered antibodies, antibody-drug conjugates, or ADCs, or antibodies that are designed to reach beyond the therapeutic potency of traditional monospecific antibodies. Our POWERbody candidates incorporate SAFEbody precision masking technology and are designed to improve antitumor activity while maintaining the enhanced safety profile. As an example, we have developed bispecific TCEs with either a CD3 or a CD28 arm and demonstrated the ability to combine them together for potentially safe and durable immunotherapies.

Our AI-powered technology allows us to engineer and select species cross-reactive antibodies designed to dynamically adapt to unique and evolutionally conserved epitopes. We believe that comprehensive in vivo preclinical evaluations using these species cross-reactive antibodies are the key to assess the efficacy and safety potential of tailor-made antibody candidates before progressing them into lengthy and costly clinical trials. Our NEObody, SAFEbody and POWERbody technology platforms are all designed to facilitate favorable druggability, manageable CMC attributes, and reduced immunogenicity.

The figure below shows how our NEObody, SAFEbody, and POWERbody technologies are inter-connected with our DPL and utilized for the building of our product pipeline of mono- and combination immunotherapies.

Our DPL Platform fuels three antibody technology platforms, which can be used alone or together to create novel, differentiated antibody-based therapeutic candidates. Antibodies generated by NEObody technology are designed with dynamic binding sites that adapt kinetically to unique epitopes, thereby triggering a novel MOA. SAFEbody technology is designed to address safety and tolerability challenges associated with many antibody therapeutics by using precision masking technology to shield the binding domain of the biologic therapy. Through activation in the TME, this allows for tumor-specific targeting of antibodies, while minimizing on-target off-tumor toxicity in healthy tissues. POWERbody candidates are designed to unleash the efficacy of a therapeutic through Fc-engineering, drug conjugation, or T-cell engagement, while securing safety by precision masking with SAFEbody technology. Thus, POWERbody candidates also incorporate SAFEbody precision masking technology.

Our Robust, Transformative Pipeline

By leveraging our proprietary DPL platform and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of development, ranging from research and discovery to preclinical and clinical development. Our highly differentiated and wholly-owned clinical-stage pipeline consists of two anti-CTLA-4 antibodies ADG116 (NEObody) and ADG126 (SAFEbody), and an anti-CD137 antibody, ADG106 (NEObody). All three candidates are in Phase 1b/2 clinical evaluation in single agent and/or combination clinical trials designed to evaluate safety and preliminary efficacy. We also have a robust preclinical pipeline of five programs in IND-enabling studies, including a masked, Fc engineered anti-CD137 POWERbody and a masked anti-CD47 SAFEbody, which are both on track for clinical development, as well as over 50 programs in various stages of discovery.

In addition, we have out-licensed the Greater China rights of ADG104, an anti-PD-L1 mAb currently in Phase 2 clinical development, to Sanjin, and the Greater China rights of ADG125, a novel anti-CSF-1R mAb in Phase 1 development, to Dragon Boat Biopharmaceuticals. We have the right to apply for the patents derived from our core and key technologies pertaining to ADG104 and ADG125 in the rest of the world, where we retain a majority of the economic benefits.

The following chart provides an overview of the status of each of our wholly-owned clinical and pre-clinical programs for which we have global rights:

We have deployed our NEObody and SAFEbody technology platforms to develop our three wholly-owned clinical candidates, ADG116, ADG126, ADG106, which are in ongoing Phase 1b/2 clinical evaluation as monotherapy and in combination with other targeted therapies:

●	ADG116 is a fully human anti-CTLA-4 NEObody, which binds to a novel epitope of CTLA-4 different from ipilimumab, the only CTLA-4 mAb approved globally. The dynamic interface of ADG116 enables not only its species cross-reactivity with human, cynomolgus monkey, and mouse CTLA-4 for preclinical studies, but also its dynamic engagement on a unique epitope of CTLA-4 to trigger a novel MOA distinct from ipilimumab by softer ligand blocking and stronger regulatory T-cell depletion via strong antibody-dependent cellular cytotoxicity (ADCC). ADG116 is designed to overcome the safety challenges of existing CTLA-4 therapeutics, and it has shown in robust preclinical studies and clinical evaluation to have an improved safety profile and early efficacy activity, including dose-dependent T-cell activation and tumor suppression in treatment-resistant “cold” and “warm” tumors such as pancreatic, ovarian and renal cell cancers.
●	ADG126 is a fully human anti-CTLA-4 SAFEbody, which applies SAFEbody precision masking technology to ADG116 to further enhance safety and efficacy profiles by masking the antibody binding site which is then conditionally activated in the TME to limit on target, off tumor toxicity. With the SAFEbody precision masking technology, ADG126 is designed to overcome the safety challenges of existing CTLA-4 therapeutics, and optimize efficacy by achieving doses that may unlock the full potential of CTLA-4 as a proven target for strong ADCC-mediated Treg depletion in the TME. ADG126 has consistently shown a potential best-in-class profile, which is supported by preclinical evaluation, including GLP toxicology data, and enabled by the broad species cross-reactivity of ADG126. In clinic, no dose-limiting toxicities have been observed as of March 31, 2022. Patients have received multiple cycles with continuous dosing, and favorable pharmacokinetic and pharmacodynamic activity compared to ADG116 has been observed.
●	ADG106 is a fully human ligand-blocking agonistic anti-CD137 NEObody, which targets a unique epitope of CD137 that is different from other anti-CD137 antibodies currently under clinical development. Preclinical and clinical studies show that ADG106 is capable of binding to CD137 in a fashion similar to its natural ligand, CD137L. ADG106 is designed to balance safety and efficacy to overcome the known safety challenges of anti-CD137 targeted therapy, particularly when used in combination with anti-PD-1 or anti-CTLA-4 therapies. In clinic, ADG106 has shown a well-tolerated safety profile and evidence of single-agent efficacy, while combination therapy development is supported by the combined findings of our phase 1 monotherapy trials, data from extensive preclinical studies, as well as PD marker-based modelling from prior and ongoing trials.

Additionally, we have identified two of our five preclinical programs that are currently in IND-enabling studies as candidates for the company’s next two IND or equivalent submissions and for subsequent advancement into clinical trials:

●	ADG206 is a masked, Fc engineered anti-CD137 agonistic POWERbody. ADG206 incorporates SAFEbody® precision masking technology and is designed to achieve improved safety and efficacy. We have conducted preclinical studies demonstrating that the FcgR-mediated crosslinking of ADG206 enhances T-cell responses and antitumor activity, while the SAFEbody masking technology secures its activation only in the TME to limit on-target off-tumor toxicities.
●	ADG153 is a masked anti-CD47 IgG1 SAFEbody. ADG153 is differentiated by its strong ADCC and antibody-dependent cellular phagocytosis (ADCP) activity designed to realize the full potential of anti-CD47 therapy for both hematologic and solid tumor indications. ADG153 incorporates SAFEbody masking technology to limit on-target off-tumor toxicities and overcome the known safety liabilities of anti-CD47 therapies. We have conducted preclinical studies showing that ADG153 has potent anti-tumor activity, without inducing human hemagglutination, while minimizing anemia-related and antigen sink liabilities.

Our Global Partnerships and Collaborations

We have a successful track record of collaborations and partnerships with global biopharmaceutical companies and academic institutions. So far, we have established multiple collaborations and we continue to seek partnership opportunities where we can leverage our proprietary technology platform to develop novel antibodies to address unmet medical needs.

We enter into collaborations with biotechnology and pharmaceutical companies to leverage the power of our technology platforms, creating a network of potential future revenue streams that complement future long-term value from our wholly-owned pipeline. These collaborations include both technology licensing agreements and outlicensing of product candidates, both of which allow us to retain significant future participation in product sales through royalties paid on net sales. In the future, we may also enter into strategic collaborations which may involve joint development for our preclinical and/or clinical assets to both accelerate the path to clinic and drive global commercialization.

We have entered into technology licensing agreements with Sanofi, Exelixis and ADC Therapeutics to develop antibody-based therapeutics against tumor targets using our SAFEbody technology. We have also out-licensed the Greater China rights for two antibody candidates to Sanjin and its affiliates. Additionally, we have leveraged our DPL technology platform and antibody discovery and engineering capabilities in discovery collaborations with the U.S. National Institutes of Health (NIH), Mitsubishi Tanabe, Celgene (now BMS), GSK and Hengrui. To further advance our pipeline, we have also put in place various clinical collaborations, including clinical collaborations and supply agreements with Merck who will provide pembrolizumab for certain of our combination clinical trials, and an agreement with research organizations in Singapore for an investigator-initiated trial of our ADG106 clinical candidate in combination with nivolumab.

Our collaborations empower our growth by generating cash flow and revenues that partially offset expenditures on our internal research and development programs, expand our knowledge base regarding antibody technology across multiple targets and antibodies provided by our partners, and provide us with future joint development opportunities.

OUR CLINICAL PIPELINE

By leveraging our proprietary DPL platform and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of development, ranging from research and discovery to preclinical and clinical development. Our highly differentiated pipeline consists of our lead clinical-stage candidates, ADG116, ADG126 and ADG106. We also have a robust preclinical pipeline in various stages of development. In addition, we have out-licensed the Greater China rights of ADG104, an anti-PD-L1 mAb in Phase 2 development, to our partner Sanjin, and the Greater China rights of ADG125, a novel anti-CSF-1R mAb in Phase 1 development, to Dragon Boat Biopharmaceuticals. We have the right to apply for the patents derived from our core and key technologies pertaining to ADG104 and ADG125 in the rest of the world, where we retain a majority of the economic benefits.

ADG116: Novel Anti-CTLA-4 NEObody Candidate

ADG116 is a fully human anti-CTLA-4 antibody generated using our NEObody technology, designed to target a unique epitope of CTLA-4, to enhance the efficacy profile and to address toxicity concerns associated with existing CTLA-4 therapeutics. It is currently under Phase 1b/2 clinical evaluation in multiple trials in the U.S., China and Asia Pacific (APAC), both as monotherapy and in combination with other targeted therapies.

In preclinical studies, ADG116 was observed to have softer CTLA-4 ligand blocking and stronger ADCC for depleting regulatory T-cells than ipilimumab. In a head-to-head in vivo efficacy study, ADG116 was observed to have a five-fold greater anti-tumor activity in comparison with ipilimumab. In addition, ADG116 was observed to induce antitumor responses concomitant with reduced immunosuppressive regulatory T-cell and enhanced cytotoxic T lymphocyte (CD8+ T-cells) activities in the TME. These preclinical results support evaluation of ADG116 in clinical both as monotherapy and combination therapy for a wide range of tumor types.

In 2020, we initiated dose escalation of ADG116 monotherapy in a clinical trial in Australia (ADG116-1003) to evaluate safety and determine a recommended Phase 2 dose, or RP2D, in patients with advance metastatic tumors, using a traditional “3+3” dose escalation design. A secondary objective of the trial is to evaluate preliminary efficacy based upon anti-tumor activity both as monotherapy and in combination regimens. In 2021, we expanded the trial (ADG116- 1003) to sites in the U.S. after receiving clearance from the FDA. Upon the receipt of such clearance from the FDA, we terminated a prior Phase 1 trial (ADG116-1001) in the U.S. for business reasons. In addition, we obtained approval to initiate cohorts in other countries, including Singapore and South Korea. We have completed multiple levels of dose escalation from 0.003 mg/kg to 10 mg/kg in over 30 subjects as of March 31, 2022, advanced the trial into monotherapy dose expansion in targeted tumors, and initiated dose escalation for two combination cohorts (with either anti-PD-1 or anti-CD137 therapy) under the same protocol. In November 2021, we received clearance from the FDA to initiate a trial of ADG116 in combination with pembrolizumab (ADG116-P001 / KEYNOTE-C97), which is ongoing at sites in the United States. For detailed discussion on our terminated ADG116-1001 clinical trial, see “Item 3 Key Information—Risk Factors—Risks relating to obtaining regulatory approval of our drug candidates—Our product candidates may cause undesirable adverse events, side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval.”Summary of Clinical Studies & Results

We reported data on the initial 25 patients as of October 15, 2021, the data cut-off date for the purpose of the presentation (the “2021 ESMO Data Cut-off Date”) at ESMO-IO 2021 in December 2021 demonstrating only one dose-limiting toxicity (a Grade 4 hyperglycemia) and one Grade 3 (rash) treatment-related adverse event (TRAE) at the 10 mg/kg dose. ADG116 monotherapy was otherwise well-tolerated up to 6 mg/kg with only Grade 1 or 2 TRAEs observed; rash (20 percent) and pruritus (20 percent) were the most common.

The following chart demonstrates the incidence of treatment emergent adverse events with ADG116 by grade, showing the vast majority of TRAEs were Grade 1 or 2:

* Data presented on 25 patients as of the 2021 ESMO Data Cut-off Date, treated with ADG116 monotherapy at ESMO-IO 2021.

As of March 31, 2022, no additional DLTs had occurred for patients at the ongoing 10 mg/kg dose level with ADG116 as monotherapy. We are highly encouraged by the safety profile of ADG116 relative to other anti-CTLA-4 therapies. In 2021, we received approval from a Safety Review Committee (SRC) to dose patients at 15 mg/kg, to initiate dose expansion cohorts at 10 mg/kg, and to initiate combination evaluation at 6 mg/kg.

At the ESMO-IO 2021, we also reported preliminary efficacy data as of the 2021 ESMO Data Cut-off Date from the ongoing monotherapy trial. Patients with advanced metastatic tumor across 15 different tumor types were evaluated. The majority (68 percent) received three or more lines of prior systemic therapy, and nearly one quarter (24 percent) received prior immunotherapy treatment. A majority of these heavily pre-treated patients were also insensitive to immunotherapy.

ADG116 treatment resulted in dose-dependent increases in peripheral CD8 and CD4 T-cells, indicating immune activation by targeting the CTLA-4 pathway, starting at a dose as low as 0.03 mg/kg and becoming more striking at the 6 mg/kg and 10 mg/kg dose levels. In one example, a patient refractory to multiple cycles of pembrolizumab treated at 0.03 mg/kg showed increased CD8 and CD4 T-cells. The dose-dependent increase in these pharmacodynamic biomarkers (peripheral CD8 and CD4 T-cells) following ADG116 treatment is shown in the below chart:

Change of CD8+ T-cells (Abs) (/uL)
Time points: Predose, C1D8, C1D15, C2D1
Changes to baseline (%)
200
150
100
50
0
-50
-100
#4
#19
#23
#22
0.003 mg/kg
0.01 mg/kg
0.03 mg/kg
0.1 mg/kg
0.3 mg/kg
1 mg/kg
3 mg/kg
6 mg/kg
10 mg/kg
Change of CD4+ T-cells (Abs) (/uL)
Time points: Predose, C1D8, C1D15, C2D1
Changes to baseline (%)
200
150
100
50
0
-50
-100
#4
#19
#22
#23
0.003 mg/kg
0.01 mg/kg
0.03 mg/kg
0.1 mg/kg
0.3 mg/kg
1 mg/kg
3 mg/kg
6 mg/kg
10 mg/kg

The above chart shows data presented on 25 patients treated with ADG116 monotherapy at ESMO-IO 2021. Patients No. 4 (urothelial cancer), No. 19 (ovarian cancer) and No. 22 (pancreatic cancer), with increased CD8 and/or CD4 T-cells, showed stable disease.

In the 10 mg/kg cohort, the dose-limiting toxicity event occurred in a patient with renal cell carcinoma who relapsed on nivolumab. A significant increase in the patient’s CD8 T-cells after one cycle of treatment showed that ADG116 is highly active for triggering T-cell activation:

Significant immune response in renal cell carcinoma patient after one cycle at 10mg/kg

Of special note is a 22 percent tumor reduction observed in target lesions after the 2021 ESMO Data Cut-off Date following two cycles of ADG116 for a pancreatic cancer patient treated at 10 mg/kg. Only Grade 1 TRAEs were observed and the patient’s non-target lesion (23 x 12mm) disappeared. The following graph shows tumor shrinkage in the pancreatic cancer patient based upon the ESMO-IO poster presentation in December 2021:

Tumor shrinkage in pancreatic cancer patient after two cycles at 10 mg/kg

Additionally, as reported in our poster presentation in December 2021, an ovarian cancer patient treated at 6mg/kg showed stable disease for more than 116 days with increased CD8 and CD4 T-cells. Overall, in the dose escalation portion of the trial, four prolonged stable diseases (17%) were observed amongst these heavily pre-treated patients. ADG116 demonstrated dose-proportional increases in drug exposure with a half-life supporting convenient dosing every three weeks. These findings, particularly in heavily pre-treated patients with advanced, metastatic disease, support that ADG116 has achieved the recommended dosing range as a single agent and for evaluation in combination therapy.

While the dose escalation continues, our evaluation of ADG116 monotherapy has advanced in targeted tumor types through dose expansion at 10 mg/kg. Following approval by the NMPA, we are also initiating a monotherapy trial in China, ADG116-1002, to provide additional clinical data for ADG116 in Chinese patients to support China joining our global clinical program to investigate the combination of ADG116 and other immunotherapies.

In parallel, dose escalation in combination cohorts with either anti-PD-1 or anti-CD137 therapies are also underway in the ADG116-P001 and ADG116-1003 trials. As part of the ongoing ADG116-1003 trial, combination cohorts have been initiated to evaluate ADG116 with toripalimab, or with our wholly-owned anti-CD137 agonistic antibody, ADG106. In the ADG116 and toripalimab dose cohort, we have observed diarrhea, myocarditis and fever as treatment-related SAEs. In the ADG116 and ADG106 (anti-CD137 agonist) cohort, diarrhea was observed as a treatment-related SAE. The recommended RP2Ds for these two combinations will be determined before the dose expansion in specific cancer types. Additionally, we have started the dose escalation of ADG116 plus pembrolizumab. We plan to present initial results of our trials evaluating ADG116 in combination with other immunotherapies at medical conferences during 2022, as well as additional results from our monotherapy evaluations.

Mechanism of Action & Preclinical Profile

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

As illustrated in the below figure, in a liver cancer tumor rechallenge study, ADG116 was observed to induce significant antitumor response. Fifty-nine days after the initial tumor inoculation and more than 30 days after the last ADG116 treatment, mice were then rechallenged with the same tumor. We observed that mice that responded to the initial ADG116 treatment remained tumor-free even without additional ADG116 treatment while naive mice developed tumors, indicating the development of antitumor memory response elicited by ADG116.

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

Clinical Development Plan

Our clinical development of ADG116 is focused on continued evaluation of its activity as monotherapy and in combination with other targeted therapies, such as anti-PD-1 or anti-CD137 therapies. Multiple clinical trials are underway, including ADG116-1003, ADG116-1002 and ADG116-P001.

ADG126: Novel Anti-CTLA-4 SAFEbody Candidate

Our most advanced SAFEbody program, ADG126, is a masked fully-human anti-CTLA-4 mAb engineered to address the safety concerns associated with existing CTLA-4 therapeutics, while maintaining potency when locally activated in the TME. It is currently under Phase 1b/2 clinical evaluation in multiple trials in the U.S., China and APAC, both as monotherapy and in combination with other targeted therapies.

ADG126 is designed to address the toxicity issues of the approved CTLA-4 immuno-oncology therapy and achieve enhance anti-tumor efficacy to expand the potential of CTLA-4 as a target for the treatment of cancer. It applies our proprietary SAFEbody technology to a parental antibody, ADG116, enabling ADG126 to be activated primarily in tumor tissues rather than healthy tissues, minimizing the risk of on target, off tumor toxicities.

In preclinical studies, we observed that ADG126 had an enhanced therapeutic window and improved safety features. Furthermore, in PD studies of ADG126, it was observed that while the CTLA-4 binding affinity was masked in an intact ADG126 antibody, once the masking peptide was cleaved off of ADG126, its high binding affinity to CTLA-4 was restored. In preclinical studies, ADG126 was tolerated at doses of up to 200 mg/kg in nonhuman primate models. We believe the encouraging preclinical tolerability of ADG126 suggests its potential in combination with other immunotherapies such as an anti-PD-1/PD-L1 antibody or an anti-CD137 antibody.

In April 2021, we presented updated preclinical data at the American Association for Cancer Research (AACR) Annual Meeting 2021. The data showed that ADG126 demonstrated an impressive safety margin while maintaining its potent antitumor efficacy. We plan to present the first clinical results from our ongoing Phase 1b/2 evaluations at a medical conference during 2022.

Summary of Clinical Studies & Results

In March 2021, we initiated a Phase 1 trial of ADG126 (ADG126-1001) as monotherapy to evaluate safety and determine a RP2D in patients with advance metastatic tumors, using a traditional “3+3” dose escalation design. A secondary objective of the trial is to evaluate preliminary efficacy based upon anti-tumor activity both as monotherapy and in combination regimens. As of March 31, 2022, we have since completed dose escalation in over 18 patients at sites in both Australia and the U.S. at doses up to 10 mg/kg with no dosing-limiting toxicities even in patients who received more than four cycles. Patients have received multiple cycles with continuous dosing, and favorable pharmacokinetic and pharmacodynamic activity compared to our unmasked anti-CTLA-4 antibody, ADG116, has been observed. ADG126 has consistently shown a potential best-in-class profile, which is supported by preclinical evaluation, including GLP toxicology data, and enabled by the broad species cross-reactivity of ADG126.

In March 2022, we received Safety Review Committee approval on the dose escalation of ADG126 to 20 mg/kg as monotherapy and initiation of monotherapy dose expansion cohorts at 10 mg/kg, which are both ongoing. In October 2021, the NMPA approved our IND to start an ADG126 Phase 1 trial in China (ADG126-1002).

Additionally, in March 2022, we received clearance from the FDA for a new Phase 1b/2 trial to evaluate ADG126 in combination with pembrolizumab (ADG126-P001/KEYNOTE-C98). We are initiating the trial at multiple sites in the U.S. and we also plan to enroll patients in APAC. As part of the ongoing ADG126-1001 trial, combination cohorts are also planned to evaluate ADG126 in combination with toripalimab, and in combination with our anti-CD137 agonistic antibody, ADG106.

We expect to present findings from the monotherapy dose escalation of ADG126 during 2022, and we have confirmed acceptance of an abstract on the dose escalation portion of our monotherapy trial at the 2022 American Society of Clinical Oncology annual meeting. We also plan to present results from monotherapy dose expansion, and both dose escalation and dose expansion data from combination trials of ADG126 at upcoming medical conferences. We are encouraged that patients in the monotherapy trial have received multiple cycles of ADG126 with continuous dosing and strong pharmacokinetic and pharmacodynamic activity has been observed. We believe these observations, along with the lack of high grade treatment related toxicities with ADG126, put this product candidate on track to demonstrate a highly significant potential clinical differentiation to ipilimumab, the only commercially available anti-CTLA-4 therapy and other next generation anti-CTLA-4 antibodies in clinic to the best of our knowledge.

Mechanism of Action & Preclinical Profile

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

hCTLA-4
ADG126
ADG126 with activation condition #1
ADG126 with activation condition #2
Isotype crtl
Absorbance at 450 nm
4.0
3.0
2.0
1.0
0.0
-13 -12 -11 -10 -9 -8 -7 -6 -5 -4
Log (Ab) [M]
Cynomologus Monkey CTLA-4
ADG126
ADG126 with activation condition #1
ADG126 with activation condition #2
Isotype crtl
Absorbance at 450 nm
4.0
3.0
2.0
1.0
0.0
-13 -12 -11 -10 -9 -8 -7 -6 -5 -4
Log (Ab) [M]
Mouse CTLA-4
ADG126
ADG126 with activation condition #1
ADG126 with activation condition #2
Isotype crtl
Absorbance at 450 nm
4.0
3.0
2.0
1.0
0.0
-13 -12 -11 -10 -9 -8 -7 -6 -5 -4
Log (Ab) [M]
Rat CTLA-4
ADG126
ADG126 with activation condition #1
ADG126 with activation condition #2
Isotype crtl
Absorbance at 450 nm
4.0
3.0
2.0
1.0
0.0
-13 -12 -11 -10 -9 -8 -7 -6 -5 -4
Log (Ab) [M]

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

Note: "Treg" refers to regulatory T-cells

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

Clinical Development Plan

Our clinical development of ADG126 is focused on continued evaluation of its activity as monotherapy and in combination with other targeted therapies, such as anti-PD-1 or anti-CD137 therapies. Multiple clinical trials are underway, including ADG126-1001, ADG126-1002 and ADG126-P001.

ADG106: Novel Agonistic Anti-CD137 NEObody Candidate

ADG106, is a fully human ligand-blocking, agonistic anti-CD137 IgG4 mAb generated using our NEObody technology to target a unique conserved epitope of CD137. ADG106 is being developed for the treatment of advanced solid tumors and non-Hodgkin’s lymphoma, or NHL. We have completed two Phase 1 clinical trials, ADG106-1001 and ADG106-1002, in the U.S. and China, respectively, evaluating ADG106 as monotherapy in a total of 98 patients with advanced or metastatic solid tumors and/or NHL. Our results demonstrated that ADG106 had a well-tolerated safety profile and evidence of single-agent efficacy. In preclinical studies, we observed that ADG106 had encouraging antitumor activity and was well tolerated as a monotherapy and had additive or synergistic effects in combination with the existing standard-of-care, or SOC, and other immuno-oncology therapies.

Based on those data, ADG106 is being evaluated in combination with anti-PD-1 or anti-CTLA-4 therapy in Phase 1b/2 and investigator-initiated trials. Our clinical strategy for ADG106 is supported by the combined findings of our phase 1 monotherapy trials, data from our extensive preclinical studies, as well as PD marker-based modelling from our prior and ongoing trials. These clinical results indicate that targeting the unique and highly conserved epitope of CD137 by ADG106 has the potential to balance safety and efficacy, thereby addressing the limitations of other existing anti-CD137 agonists that target very different epitopes from ADG106.

Clinical Summary: Monotherapy Evaluation

During 2021, we completed two Phase 1 trials in 98 patients which evaluated the safety and tolerability, and preliminary efficacy of ADG106 monotherapy in advanced or metastatic solid tumors and NHL. Data from this trial have been reported previously and are summarized below.

ADG106 was well-tolerated at doses of 3 and 5 mg/kg, and at 300 mg and 400 mg flat doses. We also observed tumor shrinkage in some patients, including one patient with nasopharyngeal cancer (NPC) who previously failed chemotherapies, radiotherapy, anti-PD-L1 and anti-CTLA-4 bispecific antibody treatment and showed a partial response to ADG106 treatment with a 40% tumor size reduction after two treatment cycles. In addition, two NHL patients showed more than a 30% tumor size reduction after one and two ADG106 treatment cycles, respectively.

Our Phase 1 clinical trials were designed with a primary objective to evaluate the safety and tolerability of ADG106 and to determine a RP2D. The secondary objectives were to characterize the PK profile of ADG106 and to evaluate the immunogenicity of ADG106 and potential antitumor activity of ADG106. An additional and exploratory objective of the Phase 1 clinical trials was to identify potential biomarkers of patients who responded to treatment with ADG106.

Thirty-eight patients were enrolled in the dose escalation phase using a conventional “3+3” design, and 60 patients were enrolled in the dose expansion phase. ADG106 was administered once every three weeks by intravenous infusion.

ADG106 was dose escalated up to 10 mg/kg and observed to be well tolerated in dose expansion at 3 mg/kg, 5 mg/kg and at 300mg and 400 mg flat doses. Both clinical trials showed limited Treatment Emergent Adverse Effects, or TEAEs, liver toxicity or hematologic abnormalities. In the ADG106-1002 clinical trial in China, one DLT (Grade 4 neutrophil count decreased, 10mg/kg) was observed in one patient with mantle cell lymphoma, while in the ADG106-1001 U.S. clinical trial, we observed one DLT (Grade 3 adrenal insufficiency, 10mg/kg) and one TRAE (a Grade 2 hypoglossal nerve disorder, 5 mg/kg).

Across all dose cohorts in both trials, we observed three patients with ≥ Grade 3 liver enzyme increase; among them, two patients with ≥Grade 3 AST increase enrolled in ADG106-1001 (treated at 10 mg/kg and 300 mg fixed dose levels), including one patient who had abnormal baseline liver enzyme exhibited Grade 3 AST increase, and one patient enrolled in ADG106-1002 with abnormal liver enzyme baseline showed a Grade 3 AST and ALT liver enzyme increase (treated at 5 mg/kg). These liver enzyme increases were not observed to be dose-dependent.

Dose-expansion cohorts started at dose levels that were observed to be well-tolerated in the dose escalation phase and showed evidence of clinical and biological activities. Patients with advanced or metastatic solid tumors or NHL, who were refractory or relapsed after exhausting almost all available therapies, were enrolled for a maximum of 24 months unless they withdrew earlier due to disease progression, intolerable toxicity, or withdrawal of consent. As of the date of this annual report, all patients have completed the two clinical trials consistent with these criteria.

Early efficacy signals were also observed with tumor size reduction, significant target modulations and increased T-cell and NK proliferation, consistent with MOA. The majority of patients enrolled in both trials received post-treatment scans (81 of 98) and were evaluated for preliminary efficacy assessment. The responses observed in these patients included one partial response, 44 stable disease, and 36 progressive diseases. Three patients enrolled in ADG106-1002 clinical trial achieved greater than 30% tumor shrinkage. One patient with solid tumor had a partial response with an approximately 40% tumor size reduction in the target lesions and two NHL patients showed tumor shrinkage of 32% and 33% at the end of the Cycle two. A third ADG106-1002 NHL patient showed tumor size reduction of 17% and a patient with esophageal carcinoma enrolled in ADG106-1001 achieved 18% tumor shrinkage.

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

In conclusion, we observed a significant disease control rate of 56% (45 among 81 patients) for anti-CD137 monotherapy with robust safety profiles, including tumor size reductions in the multiple patients described above.

As illustrated below, we have also observed increased proliferation of NK cells in patients treated with ADG106 after the first cycle of treatment. Dose dependent stimulations of the identified immune cell subpopulation following ADG106 treatment at doses of 0.1, 0.5, and 1.5 mg/kg (see figure below on the right) were observed. No significant difference was observed from 1.5 to 10 mg/kg, suggesting that the drug may have saturated CD137 receptors on the target cells at the doses 1.5 mg/kg and beyond. This is the first report of an anti-CD137 antibody drug showing stimulation of NK cell proliferation in human. This finding also clarifies the MOA of ADG106, suggesting involvement of diverse immune cells in ADG106 mediated anti-tumor activities in human.

%NK
50
40
30
20
10
0
% NK
Pre
Post
ADG106 treatment
% NK
200
150
100
50
0
-50
Δ PD biomarker #1
0.1
0.5
1.5
3
5
10
dose (mg/kg)

- Increased NK proliferation after treatment
- Dose dependent stimulation
- Clinical evidence for T and NK cell activation

We have also observed dose dependent sCD137 change in blood samples of patents treated by ADG106 and their combination with anti-PD-1 (see below), consistent with observation by other clinical studies. However, the semi-quantitative analysis and studies conducted suggest the increase of plasma sCD137 or its induction ratio of induced sCD137 over the baseline value is associated with the clinical benefits of NPC patients from progress, to stable disease and partial response, as shown below. Furthermore, this induction ratio of sCD137 seems to saturate at 3mpk and beyond. The induction ratio, however, can go beyond the saturation value shown in combination with anti-PD-1 as shown below in detailed PK/PD analysis of ADG106 with anti-PD-1:

sCD137
ΔsCD137[(C2-C1)/C1]
20
15
10
5
0
Progressive Disease
Stable Disease
Partial Response
sCD137
ΔsCD137[(C2-C1)/C1]
50
40
30
20
10
0
1.5
3
5
10
Dose (mg/kg)

- Dose-dependent sCD137 induction ratio
- Induction ratio correlates with tumor shrinkage
- PD biomarker for RP2D assessment

As noted, an exploratory objective of our Phase 1 trials was to identify potential biomarkers of patients who respond to treatment with ADG106. Biomarker studies showed target engagement with specific PD biomarkers such as sCD137 indicative of immune system activation, and clinical response correlated with changes in CD137 target engagement. A retrospective analysis of a potential biomarker related to ADG106 treatment for patients with more than 30% tumor shrinkage was suggested although the CD137 and associated factors were suggested to associate with the T-cell proliferation and propagation into the tumor infiltration cells in certain tumor types. Additionally, three patients in our Phase 1 trials who achieved greater than 30% tumor shrinkage after ADG106 treatment were found to be biomarker positive. One patient who was treated with a low dose of ADG106 was biomarker positive and showed stable disease, as shown in the waterfall plot below. Twenty-four biomarker negative patients did not show significant response as measured by tumor size reduction in CT images.

Significant tumor shrinkage in 75% (3 out of 4) of the biomarker positive patients

With feedback from FDA, we are focused on evaluation of ADG106 in biomarker-enriched tumor types associated with the CD137 pathway in combination with other immunotherapies in sponsored and investigator-initiated trials of ADG106 as detailed below.

Clinical Summary: Combination Therapy Evaluation

We have previously conducted preclinical studies evaluating ADG106 in combination with other therapies including chemotherapies, immune modulators, and immuno-oncology therapies. Data from combination studies in tumor bearing mice showed that the combination of ADG106 with immune checkpoint inhibitors, including an anti-PD-1/PD-L1 mAb or anti-CTLA-4 mAb, enhanced in vivo antitumor activity. We also plan to explore the combination of ADG106 with other targeted antibody therapies, including a potential combination with our novel, masked HER2xCD3 bispecific T-cell engager (ADG138) in solid tumors based on the preclinical data suggesting synergistic effects.

In March 2021, following NMPA approval, we initiated patient enrollment in China for ADG106-1008, a Phase 1b/2 trial to evaluate clinical safety and efficacy of ADG106 in combination with anti-PD-1 therapy. The trial is designed to enroll up to 60 patients with advanced solid tumors and relapsed or refractory NHL. As of the date of this annual report, we have enrolled over 20 patients at doses up to 3 mg/kg, and we have recently initiated dose expansion.

In November 2021, we also completed an agreement with a research institution in Singapore to evaluate ADG106 with another anti-PD-1, nivolumab, in patients with advanced non-small cell lung cancer (NSCLC). The Phase 1b/2 open label trial (ADG106-T6001) is designed to evaluate safety, tolerability, and anti-tumor activity of the combination in up to 53 patients with advanced NSCLC who have progressed after prior treatment. The trial will also include exploratory biomarker analyses and immune cell profiling in response to the treatment. This investigator-initiated trial is being conducted at the National University Cancer Institute, Singapore and the National Cancer Centre Singapore, in collaboration with the Singapore Translational Cancer Consortium. The clinical trial is being led by Professor Goh Boon Cher, Senior Consultant, Department of Hematology-Oncology and Deputy Director (Research) at NCIS, and Associate Professor Daniel Tan, Head of the Division of Clinical Trials and Epidemiological Sciences and Senior Consultant, Division of Medical Oncology, NCCS. In January 2022, we reported that the trial had enrolled and dosed the first patients. The trial is currently ongoing as of the date of this annual report.

Our strategy to evaluate ADG-106 in combination with anti-PD-1 therapy is further supported by pharmacokinetic modelling data and analysis. In December 2021, we presented data at December 2021 ESMO Presentation on the biomarker kinetics for ADG106 as a monotherapy or combined with toripalimab. The combination of ADG106 with toripalimab resulted in a 2-fold synergistic effect for immune activation compared to ADG106 monotherapy. The synergy was observed even amongst patients who failed prior anti-PD-1 and CTLA-4 therapies and further supports our exploration of combination therapy regimens with ADG106. These results also inform the ongoing dose expansion and recommended Phase 2 dose selection for ADG106.

Additionally, we included a combination cohort in our ADG116-1003 clinical trial design to enable evaluation of a patient cohort receiving both ADG106 and anti-CTLA-4, and we initiated enrollment and dosing in this cohort in January 2022. The novel combination builds on foundational research and emerging preclinical data that underscores the therapeutic potential of combining T-cell co-inhibitory blockade with CTLA-4, as well as co-stimulation with CD137 agonists, to improve overall therapeutic outcomes.

Mechanism of Action

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

ADG106 is designed to bind to activated human CD4+ and CD8+ T-cells with low nanomolar affinity and block CD137 ligand binding in a concentration-dependent manner to disable its reverse signaling. As shown in the figure below, ADG106 is designed to target a unique conserved epitope of CD137 with a novel MOA for CD137 agonism by its natural ligand-like binding and cross-linking by Fcy receptors (see Figure below and its importance for our engineering of masked anti-CD137 ADG206 POWERbody with Fc-engineering to enhance the cross-linking by Fcy receptors). ADG106 has not been observed to bind to unstimulated na¨ıve T-cells, which have no detectable level of CD137 expression. ADG106 is also designed to bind to activated NK cells to boost their cytotoxic and ADCC functions.

Notes:

“APC” refers to antigen-presenting cells;

“DC” refers to dendritic cells.

“Treg” refers to regulatory T-cell.

Summary of Preclinical Studies and Results

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

In addition to monotherapy antitumor activities, we observed that ADG106 had antitumor activities in combination with other therapies in preclinical studies. As shown below, ADG106 produced a synergistic effect with an anti-PD-1/PD-L1 therapy, and SOC, in in vivo tumor models, including models that are resistant to current PD-1/PD-L1 and SOC therapies.

In a syngeneic tumor, although ADG106 did not show anti-tumor activity in this model, the combination of ADG106 with atezolizumab (Tecentriq), an approved anti-PD-L1 antibody that blocks PD-1/PD-L1 interaction, showed enhanced antitumor response compared to the corresponding monotherapies.

As demonstrated below, ADG106 was also observed to show antitumor activities when combined with our CTLA-4 antibody ADG116 in a mouse tumor model, while ADG106 alone did not show antitumor activities. We believe that this data provides a strong rationale for combining our pipeline programs including ADG106 with ADG116.

Clinical Development Plan

Following completion of Phase 1 monotherapy trials, our clinical development of ADG106 is focused on evaluating its activity in combination with other targeted therapies, such as anti-PD-1 or anti-CTLA-4 therapies. Multiple clinical trials are underway, including ADG106-1008, ADG116-1003 and ADG106-T6001.

DEEP, BROAD, DIFFERENTIATED PRECLINICAL PIPELINE

In addition to our three clinical-stage product candidates, we are building a deep, broad and differentiated preclinical pipeline with potential first and best-in-class programs in various stages of drug discovery and preclinical evaluation. Our programs utilize our three DPL platform technologies NEObody, SAFEbody, and POWERbody.

We currently have five highly differentiated programs undergoing IND-enabling studies, each with robust CMC profiles and compelling preclinical safety and efficacy data. In December 2021, we disclosed the first two of these candidates, ADG152 and ADG153, and reported preclinical data at the American Society of Hematology (ASH) annual meeting. In March 2022, we introduced two additional programs, ADG206 and ADG138, and reported data demonstrating their first and best-in-class potential in conjunction with the American Association for Cancer Research (AACR) annual meeting. Additionally, in March 2022, we introduced a new capability for our proprietary bispecific T-cell engagers (TCEs) targeting CD28, which we believe offers a new paradigm and novel approach to overcome the challenges of this target by combining a unique, highly conserved epitope, with our precision masking technology and a tumor antigen targeted TCE for local activation. At AACR 2022, we also presented data for these preclinical candidates to be used as monotherapies or in combination with our CD3 TCEs to achieve safe, powerful and durable immunotherapy.

A summary of our pipeline of preclinical programs follows:

●	ADG206: This masked, Fc-engineered anti-CD137 agonistic POWERbody incorporates SAFEbody® precision masking technology for conditional activation and is designed to achieve improved safety and efficacy. We have conducted preclinical studies demonstrating that the FcgR-mediated crosslinking of ADG206 in IgG1 format enhances T-cell responses and antitumor activity, while the SAFEbody masking technology secures its activation in the TME to limit on-target off-tumor toxicities. Preclinical data demonstrated that ADG206 was well tolerated, with normal pharmacokinetic properties and minimal activation in circulation. It also had robust anti-tumor activity as a single agent in multiple tumor models, with 4-fold stronger anti-CD137 agonistic activity of its activated form than a benchmark antibody (analog of urelumab), which is one of the most potent anti-CD137 agonists in development for T-cell co-activation that has demonstrated clinical activity as a single agent but has also shown dose-dependent liver toxicity. ADG206 demonstrated enhanced anti-tumor activity as a single agent and in combination with other checkpoint inhibitors, including anti-PD-1 or anti-CTLA-4 therapy. We plan to submit an IND or equivalent filing for ADG206, a masked and more potent anti-CD137 agonist targeting a unique and highly conserved epitope of anti-CD137, during 2022.
●	ADG153: This masked anti-CD47 IgG1 SAFEbody is differentiated by the novel epitope it recognizes, its strong antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP) activity, and precision masking for conditional activation. It is designed to realize the full potential of anti-CD47 therapy for both hematologic and solid tumor indications. ADG153 targets a unique epitope with reduced hemagglutination activities in comparison with two benchmark antibodies. It incorporates SAFEbody masking technology to limit on-target off-tumor toxicities and overcome the known safety liabilities of anti-CD47 therapies. The safety mask prevents its rapid clearance by CD47 directed antigen sink effect. Preclinical data demonstrated that ADG153 IgG1 was well tolerated, did not induce human hemagglutination and significantly reduced anemia-related and antigen sink liabilities. In particular, ADG153 IgG1 at a 10 mg/kg dose demonstrated only an 8 percent decrease in red blood cell counts, compared to a 49 percent decrease with a benchmark antibody which is in IgG4 format (analog of magrolimab). After a single intravenous dose, ADG153 IgG1 demonstrated an approximately 8-fold longer apparent half-life and 5-fold higher area under the curve (AUC) at 10mg/kg than the benchmark. Results also showed that ADG153 IgG1 demonstrated greater anti-tumor activity than the benchmark. We believe it is the first anti-CD47 antibody in IgG1 isotype that shows strong ADCC and ADCP effects for tumor killing without serious safety liabilities. We are preparing to submit an IND or equivalent filing for ADG153 during 2022.
●	ADG138: This novel HER2xCD3 POWERbody is masked on both arms with an impressively high therapeutic index relative to its parental non-masked TCE in both HER2 high and low expressing solid tumors including HER2 high resistant/refractory tumors relative to a benchmark antibody (DS-8201, a HER2 targeting antibody drug conjugate commercially available in specific indications). ADG138 preclinical data support its development for HER2-expressing solid tumors as a single agent and in combination with other immune modulating agents. Preclinical data demonstrated the excellent safety profile of ADG138, including 100-fold greater reduction in cytokine release compared to its parental TCE. Results showed that ADG138 has potent anti-tumor activity in HER2 high and low expressing tumors, as well as resistant/refractory tumors. ADG138 also had synergistic anti-tumor activity in HER2 positive tumors when combined with anti-CD137 or anti-PD-1 therapy, or tumor targeted CD28 bispecific antibody. ADG138 is currently in IND-enabling studies.
●	ADG152: This CD20xCD3 POWERbody integrates the company’s proprietary bispecific TCE platform with SAFEbody precision masking technology to minimize cytokine release syndrome (CRS) and on-target off-tumor toxicities for an increased therapeutic index. The anti-CD20 arm of ADG152 has enhanced the binding to CD20, while its anti-CD3 arm has tailor made affinity for CD3 using SAFEbody technology. In comparison with a benchmarked antibody in clinical development (analog of plamotumab), ADG152 showed improved safety with cytokine release control even at a 100-fold higher dose than the benchmarked antibody analog and 2- to 3-fold prolonged half-life than the benchmarked antibody analog in exploratory preclinical monkey studies. In preclinical mouse xenograft tumor models, ADG152 demonstrated strong and sustained anti-tumor activity, with almost complete tumor growth inhibition when dosed at 1.5 mg/kg. ADG152 is currently in IND-enabling studies.
●	CD28 T-cell engagers: We are developing anti-CD28 bispecific POWERbody TCEs that exhibit enormous potential to fulfill the promises of safe and durable T-cell mediated synergistic immunotherapies when combined with CD3 bispecific POWERbody TCEs and/or checkpoint inhibitors. Enabled by our suite of antibody platform technologies, preclinical data demonstrated the potential to mitigate the serious safety concerns of CD28 activation and make custom designed antibodies targeting a highly conserved epitope with broad species reactivity. We currently have multiple tumor associated antigen (TAA)xCD28 POWERbodies in preclinical development, such as B7-H3xCD28 and HER2xCD28, which can also be combined with our CD3 TCEs to achieve safe, powerful and durable immunotherapy for solid tumors through combination of the fundamental mechanisms and pathways across the cancer immunity cycle. For the avoidance of doubt, as of the date of this annual report, the CD28 T-cell engagers have not entered into IND-enabling stage.

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

Life is motion: Harnessing the Dynamic Power of Antibodies

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

We believe our AI-powered antibody discovery and engineering DPL platform significantly increase R&D productivity for antibody drug discovery, as illustrated by our clinical and preclinical pipeline. For example, DPL library screening against CTLA-4 or CD137 antigens has yielded a large number of high affinity primary hits. The abundant discovery hits with diversified binding epitopes show the power of our AI-powered DPL platform not only in creating novel antibodies in targeting different epitopes of a given antigen, but also in targeting the conserved epitope across different species of a given antigen with broad species cross-reactivity from human, monkey to mouse, which enables us to study their efficacy and safety in extensive immuno-competent or syngeneic animal models, to explore their pharmacodynamics and predictive biomarkers in responding vs nonresponding tumor models in vivo, and to understand their deep target biology and novel MOA before testing them in human clinical trials to look for their clinical signals consistent with their MOA. Our DPL platform empowers us to engage the dynamic epitope of the conformationally dynamic target which might be challenging using conventional antibody discovery approaches. We believe that the high-affinity and cross-reactive primary hits from our AI-Powered DPL library screening save time and cost from discovery to early clinical proof of concept. The broad species cross-reactivity of the primary hits also streamlines lead identification and potentially enables high fidelity translation from preclinical to clinical studies. Furthermore, we believe our AI-powered dynamic precision library expands the diversity at the start of discovery to maximize the chance that suitable leads are found on the first pass.

Translational fidelity from preclinical modeling to informed clinical development is one of the top challenges to developing cancer immunotherapies. Most traditionally developed antibodies do not cross react between their human and murine targets due to their limited species cross-reactivity, making it very difficult to reliably evaluate the same antibody in both the preclinical and clinical settings. Some of the most contentious issues related to preclinical and clinical studies of the targets of our clinical-stage product candidates, immunotherapies are traceable to the differences between the antibodies used for preclinical and clinical studies. For example, we believe our clinical stage anti-CTLA-4 and anti-CD137 candidates bind to different epitopes and exhibit dramatic differences in their respective clinical safety and efficacy results, underscoring the importance of finding suitable species cross-reactive antibodies like those we have utilized for comprehensive preclinical evaluation before entering clinical trials.

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

We believe that it is critical to pair the right PCC with the specific epitope of a chosen target. The affinity and precise orientation by which the specific epitope of a given target is engaged by the PCC can have a profound impact on the pharmacology and toxicity of drug candidate. Therefore, we believe precision design and engineering of antibody-based drugs make a fundamental difference on the success of a drug discovery program. As demonstrated by extensive preclinical and early clinical data for our three clinical programs targeting a conserved epitope, across humans, monkeys and mice can give rise to novel biological and pharmacological activities. The broad species cross-reactivity of our candidates can facilitate seamless translational studies from different immune-competent syngeneic tumor models to monkeys, and then subsequent clinical trials in humans. The novel MOA and biology concerning targets such as CTLA-4 and CD137 include their regulation in peripheral and tumor microenvironments, the involvement of different immune cells upon target engagement such as T-regulatory cells by anti-CTLA-4 specific antibodies ADG116 and ADG126 and NK cells by anti-CD137 ADG106. We believe these examples provide strong support for our proposal to search for “The Right PCC” that is paired with the specific epitope of a given target in order to unlock the biology of such target and its pathway and to facilitate a deep understanding of its MOA in triggering a cascade of biological and pharmacological events leading to disease control.

In order to search for “The Right PCC”, our proprietary DPL platform uses a deep learning approach to explore the conformational diversity of antibody binding sites. Our DPL platform combines AI algorithms and ever-increasing big data in antibody sequence, structure, and binding epitope and affinity from public and our own proprietary databases to design, construct and screen high-quality proprietary antibody libraries with well-defined sequence, scaffold and biophysical attributes for antibody drug discovery. Our computational engine combines software, AI and visualization tools to mine, organize, compute, and interactively explore these immense multidimensional big data sets. We iteratively inform wetlab experimentation with in silico computation, and vice versa. By exploiting conformational diversity through the combination of our proprietary computational algorithms with AI, we have designed and precisely constructed approximately one trillion (1012) antibody sequences in our DPL. These antibodies feature broad epitope (the portion of an antigen that are recognized by an antibody) coverage and robust CMC attributes. The antibodies discovered can be further engineered into NEObody, SAFEbody and POWERbody antibodies depending on the targeted product profile of a given therapeutic target.

Our three clinical programs illustrate how our AI-powered DPL platform has improved our R&D productivity. Our DPL library is a large physical phage library (~1012) that contain our AI-powered synthetic designer antibodies with flexible antibody binding interface. The combination of binding interface flexibility with the variation of amino acid sequences in the antigen binding interface exponentially increases the conformational diversity of our AI-powered DPL libraries, far beyond conventional natural or synthetic antibody libraries. Our AI-Powered DPL library screening against target antigens have yielded a large number of high affinity primary hits. For example, the anti-CTLA-4 antibody ADG116, was identified from 74 high affinity primary hits with a wide range of epitope diversity in terms of their species cross-reactivities: 19 clones are human, monkey, canine and mouse cross-reactive; 12 clones are human and monkey cross reactive but weak mouse cross-reactive; 32 clones are human and monkey cross-reactive; 11 clones only recognize human CTLA-4. The abundant discovery hits with diversified binding epitopes for varying degree of species cross-reactivity show the power of our AI-powered DPL platform not only in creating novel NEObodies in targeting different epitopes of a given antigen, but also in targeting the conserved epitope across different species of a given antigen to enable translational studies from immune-competent animal tumor models to human patients due to their broad species cross-reactivities.

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

SAFEbody®

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

POWERbody technology aims to boost the efficacy of antibody candidates with safety profiles enhanced by our SAFEbody technology. We believe our POWERbody technology will unleash the full power of antibody-based therapeutics to kill cancer cells with enhanced safety, achieving full potential in antibody-based therapies such as bispecific TCEs and ADCs.

COLLABORATIONS WITH BIOPHARMACEUTICAL COMPANIES

We enter into collaborations with biotechnology and pharmaceutical companies to leverage the power of our technology platforms, creating a network of potential future revenue streams that complements future long-term value from our wholly-owned pipeline. These collaborations include both technology licensing agreements and outlicensing of product candidates, which allow us to retain significant future participation in product sales through royalties paid on net sales. In the future, we may also enter into strategic collaborations for our preclinical and clinical assets to both accelerate the path to clinic and drive global commercialization.

Previously, we have entered into technology licensing agreements with Sanofi, Exelixis and ADC Therapeutics to develop antibody-based therapeutics against tumor targets using our SAFEbody technology. We have also out-licensed the Greater China rights for two antibody candidates to Dragon Boat Pharmaceuticals and its affiliates. Additionally, we have leveraged our DPL technology platform and antibody discovery and engineering capabilities in discovery efforts with the NIH, and Mitsubishi Tanabe, Celgene (now BMS) and GSK. To further advance our pipeline, we have also put in place various clinical collaborations, including clinical collaboration and supply agreements with Merck who will provide pembrolizumab for certain of our combination clinical trials, and an agreement with research organizations in Singapore for an investigator-initiated trial of our ADG106 clinical candidate in combination with nivolumab.

Our collaborations empower our growth by generating cash flow and revenues that partially offset expenditures on our internal research and development programs, expanding our knowledge base regarding our antibody technologies across multiple targets and antibodies provided by our partners, and providing us with future joint development opportunities.

Below are the highlights of those collaborations with our business partners:

Sanofi Collaboration and Technology License Agreement

In March 2022, we entered into a collaboration and license agreement (the “Sanofi Agreement”) with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”), pursuant to which we agreed to generate masked monoclonal and bispecific antibodies for development and commercialization by Sanofi with our SAFEbody technology. Under the terms of the agreement, Adagene will be responsible for early-stage research activities to develop masked versions of Sanofi candidate antibodies, using Adagene’s SAFEbody technology. Sanofi will be solely responsible for later stage research and all clinical, product development and commercialization activities.

Pursuant to the Sanofi Agreement, we granted Sanofi an exclusive, worldwide, sublicensable license to research, develop, use, make, have made, sell, offer for sale, import and commercialize products containing the masked antibodies to be generated by us.

We are subject to certain exclusivity provisions limiting our right to pursue, engage in, on our own or in collaboration with one or more third parties, directly or indirectly, non-clinical (including pre-clinical research) or clinical development of, commercialization of or manufacture for clinical or commercial use, of any research, develop, make, and commercialize any other antibodies directed to the selected targets for a period of five years, subject to exceptions.

We are required to use commercially reasonable efforts to generate masked antibodies in accordance the program plan for each target at our cost. Sanofi is required to use commercially reasonable efforts to further develop, obtain regulatory approval and commercialize the antibodies at its costs.

Under the Sanofi Agreement, we received a $17.5 million upfront payment for Sanofi to advance two initial Sanofi antibody candidates in the collaboration, followed by options to intiate for two additional candidates. To exercise an option, Sanofi is obligated to pay an additional fee.

Additionally, we will be eligible to receive total potential development, regulatory and commercial milestone payments of up to $2.5 billion for advancement of the candidates, or $625 million per program. All four potential candidates in the collaboration will be exclusively developed and commercialized by Sanofi. In addition, we are entitled to receive low to mid-single-digit tiered royalties on global net sales on products developed under the Sanofi Agreement, subject to certain reductions. Royalties, if any, will be payable on a country-by-country and product-by-product basis until the latest of (i) the tenth anniversary of the first commercial sale of such product in such country, (ii) the expiration of the last-to-expire of certain specified patents that cover such product’s composition of matter or method of use as sold in such country or (iii) the expiration of regulatory exclusivity for such product in such country.

The Sanofi Agreement will expire upon the termination of all royalty obligations. Sanofi will own the inventions relating to the compounds arising in connection with the Sanofi Agreement and we will own the inventions relating to our platform. Sanofi may terminate the Sanofi Agreement without cause, in its entirety or on a target-by-target basis or on country-by-country basis, upon a specified notice period, and may terminate for safety reasons on a target-by-target basis upon a specified notice period. Either party has the right to terminate the Sanofi Agreement for cause upon the other party’s uncured material breach or insolvency. Upon termination of the Sanofi Agreement for any reason, the license granted to Sanofi will terminate.

Exelixis Collaboration and Technology License Agreement

In February 2021, we entered into a collaboration and license agreement (the “Exelixis Agreement”) with Exelixis, Inc., pursuant to which we agreed to generate masked antibodies with our SAFEbody technology against two targets selected by Exelixis. Pursuant to the Exelixis Agreement, we granted Exelixis an exclusive, worldwide, sublicensable license to research, develop, make, have made, sell, offer for sale, import and commercialize products containing the masked antibodies to be generated by us with respect to both targets.

In December 2021, we achieved a key milestone in the collaboration for successful nomination of SAFEbody candidates, which triggered a $3.0 million milestone payment received by Adagene in January 2022. As of the date of this annual report, we have received US$14.0 million in aggregate payments under the Exelixis Agreement.

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

Under the Exelixis Agreement, we received an $11,000,000 upfront payment. In addition, in the aggregate, we could be eligible to receive up to $55,000,000 in development milestone payments, $200,000,000 in regulatory milestone payments, and up to $525,000,000 in sales milestone payments for both targets under the Exelixis Agreement. In addition, we are entitled to receive mid-single-digit percentage net sales-based royalties on products developed under the Exelixis Agreement, subject to certain reductions. Royalties, if any, will be payable on a country-by-country and product-by-product basis, until the latest of (i) the tenth anniversary of the first commercial sale of such product in such country, (ii) the expiration of the last-to-expire of certain specified patents that cover such product’s composition of matter or method of use as sold in such country or (iii) the expiration of regulatory or data exclusivity for such product in such country.

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

Under the ADCT Collaboration Agreement, we are eligible to receive up to US$1,600,000 in consideration for our exclusivity obligations, upon achievement of certain development milestones and upon ADC Therapeutics’ election to proceed with development for the two elected targets. As of the date of this annual report, we have received US$550,000 in aggregate payments under the ADCT Collaboration Agreement. ADC Therapeutics has the right to terminate the ADCT Collaboration Agreement at any time and for any reason in its entirety or on a target-by-target basis upon thirty days’ prior written notice to us. Either party may terminate the ADCT Collaboration Agreement, in its entirety or on a target-by-target basis, upon the other party’s uncured material breach of the agreement or the other party’s insolvency-related events.

ADCT License Agreement

Subject to the exercise of the options contained in the ADCT Collaboration Agreement, we have granted ADC Therapeutics, with respect to each elected target, an exclusive, worldwide, perpetual and irrevocable (subject only to the termination provisions) license (with the right to grant sublicenses) to develop, make, use, commercialize and import the antibody drug conjugates that comprise masked antibodies generated by us under these programs. Subject to certain conditions, including the exercise by ADC Therapeutics of its first option to license our SAFEbody technology, ADC Therapeutics will grant us the option to negotiate a license to develop, manufacture and commercialize ADCs containing our SAFEbody technology in Greater China.

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

During 2021, Sanjin advanced this anti-PDL-1 monoclonal antibody (ADG104) into Phase 2 development, following completion of a Phase 1 program that, according to Sanjin, showed an ORR in NPC of over 20%.

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

During 2021, Dragon Boat advanced this candidate, an anti-CSF-1R monoclonal antibody (ADG125/BC006) into phase 1 development.

As of the date of this annual report, we have received approximately US$1.5 million and US$1.2 million in aggregate payments under the 2018 Sanjin Agreements and the 2019 Dragon Boat Agreements, respectively.

Additional Discovery AGREEMENTs

In addition to our SAFEbody technology licensing collaborations and out-licensing collaborations, from time to time, we further enhance our discovery efforts to leverage our DPL platform and antibody engineering capabilities with other biotechnology and pharmaceutical companies. These activities further validate our technologies and establish foundations to expand our relationships with various organizations and global biopharmaceutical companies with whom we may partner in the future.

Examples of such agreements include:

●	We extended the term of our research collaboration agreement, or the NIH RCA, with the National Heart Lung and Blood Institute, part of the National Institutes of Health, or NIH, to 2023. In January 2021, we announced the successful completion of our component of the collaboration. The NIH now leads and is responsible for the manufacturing and clinical development of the CAR-T cell therapy candidate. We first entered into the NIH RCA in March 2018 to collaborate with Dr. Richard Childs, Chief of the Laboratory of Transplantation Immunotherapy at NHLBI, who has used antibodies discovered by us to develop a CAR-T cell therapy candidate targeting a human endogenous retrovirus expressed in the majority of clear cell kidney tumors. The extension of the NIH RCA will allow us to use our proprietary antibody technology to further collaborate with Dr. Richard Childs and his team to develop other antibodies.
●	Under a material transfer agreement, we are developing SAFEbody drug conjugates against a tumor target selected by Tanabe Research Laboratories, Inc., or TRL, with potential for negotiating a future license agreement with TRL if our pilot work proves successful;
●	We had worked with Celgene (now Bristol-Myers Squibb) to discover antibodies targeting novel antigens using our proprietary DPL platform;
●	We entered into an evaluation agreement with a global biotechnology company, or the Evaluation Agreement, under which we are developing bispecific antibodies leveraging our SAFEbody and bispecific technologies against tumor targets provided by the counterparty. The Evaluation Agreement could facilitate the parties’ interest in a further collaboration concerning the development of a new antibody therapeutic; and
●	We had previously collaborated with GlaxoSmithKline (China), or GSK China, where we were engaged to generate high affinity antibodies against multiple epitopes of multi-transmembrane targets; and
●	We previously worked with Jiangsu Hengrui Medicine Company Limited, or Jiangsu Hengrui, where we were able to discover cross-reactive agonistic antibody for immuno-oncology.

CLINICAL COLLABORATION AGREEMENTS

To further advancement of our pipeline, we have also put in place various clinical collaborations with pharmaceutical companies and academic or research organizations. During 2021, we completed several such agreements to support the clinical evaluation of our wholly-owned pipeline candidates. These include:

●	In July 2021, we entered into two clinical collaborations with Merck, a leader in immuno-oncology. The clinical collaboration and supply agreements include two open-label, dose escalation and expansion clinical studies to evaluate our anti-CTLA-4 mAb product candidates, ADG116 and ADG126, in combination with pembrolizumab for patients with advanced/metastatic solid tumors, respectively. Under terms of the agreement, Merck provides pembrolizumab and input in the design of planned clinical trials evaluating pembrolizumab in combination with ADG116 and ADG126, respectively.
●	In August 2021, we entered into a third clinical collaboration and supply agreement with Merck to evaluate ADG106 in combination with pembrolizumab in advanced or metastatic solid and/or hematological malignancies. Under terms of the agreement, Merck provides pembrolizumab and input in the design of a planned clinical trial evaluating pembrolizumab in combination with ADG106.

●	In October 2021, we announced an agreement with research organizations in Singapore for an investigator-initiated trial of our ADG106 clinical candidate. The phase 1b/2 clinical trial (ADG106-T6001) is evaluating ADG106 in combination with the anti-PD-1 antibody, nivolumab, for patients with advanced non-small cell lung cancer (NSCLC) who have progressed after prior treatment. The investigator-initiated trial is being conducted at the National University Cancer Institute, Singapore and the National Cancer Centre Singapore, in collaboration with the Singapore Translational Cancer Consortium.

INTELLECTUAL PROPERTY

Protection of our intellectual property is fundamental to the long-term success of our business. Specifically, our success is dependent on our ability to obtain and maintain protection for our technology and the know-how related to our business, defend and enforce our intellectual property rights, and operate our business without infringing, misappropriating, or otherwise violating valid and enforceable intellectual property rights of others. Our patent strategy is focused on seeking coverage for our core technologies and products, such as the DPL platform, ADG116, ADG126, and ADG106. We also rely on trade secret protection of our confidential information and know-how relating to our proprietary technology, platforms and product candidates, and continuing innovation to develop, strengthen, and maintain our proprietary position in our technology, platforms and product candidates. We expect to rely on data exclusivity, market exclusivity, patent term adjustment and patent term extensions when available.

As of March 31, 2022, we own two issued patents and nine pending patent applications in China and we also own two issued patents and eight pending applications in Europe filed with the European Patent Office, one issued patent, 15 pending patent applications and four pending provisional applications in the United States, as well as 11 pending international PCT applications and 76 pending patent applications in other jurisdictions. Our patents and patent applications cover our key technologies and product candidates, including the DPL platform, our clinical candidates, ADG116, ADG126, and ADG106 and our preclinical candidates including ADG206, ADG153, ADG138 and ADG152. Excluding any patent term adjustment and patent term extension, our currently issued patents are expected to expire from 2033 to 2037. If any patents issue from our pending patent applications, excluding any patent term adjustments and patent term extension, such patents will be expected to expire from 2033 to 2042. The following table summarizes material pending patent applications in the United States, China, Europe and under Patent Cooperation Treaty, or PCT, covering our product candidates, including ADG116, ADG126, ADG106 and ADG104 and ADG125.

Product Candidates	Title of Patent Application	Type of Patent Applications(1)	Jurisdiction
ADG106	Anti-CD137 molecules and uses thereof Combination therapy comprising anti-CD137 antibodies	Composition of matter/ method of use/ method of making method of treatment/ method of use	United States of America China and European Patent Office United States of America
ADG126	Anti-CTLA4 antibodies and methods of making and using the same	Composition of matter/ method of use/ method of making	United States of America, China and European Patent Office
ADG116	Anti-CTLA4 antibodies and methods of making and using the same	Composition of matter/ method of use/ method of making	United States of America, China and European Patent Office
ADG104	Anti-PD-L1 antibodies and use thereof	Composition of matter/ method of use/ method of making	United States of America and European Patent Office
ADG125	Anti-CSF1R molecules and use thereof	Composition of matter/method of use/method of making	Patent Cooperation Treaty(2)
(1)	You should read the Risk Factors included elsewhere in this annual report for important information about risks posed by the loss of patent protection, in particular the risks described under “Item 3 Key Information—3.D.Risk Factors—Risks Related to Our Intellectual Property”.
(2)	Patent Application of ADG125 has not yet entered into national phase of Patent Cooperation Treaty.

The following table summarizes material issued patents in Europe and China covering our proprietary technologies.

Application No.	Title of Patent	Type of Patent(1)	Jurisdiction
13877452.6	An Integrated System for Library Construction, Affinity Binder Screening and Expression Thereof	Method	European Patent Office
201380074656.1	An Integrated System for Library Construction, Affinity Binder Screening and Expression Thereof	Method	China
14908246.3	Methods and Systems for Autoinduction of Protein Expression	Method	European Patent Office
201410789857.6	Filter Vector System And Its Applications	Method	China
16108018	Anti-CD137 Molecules and Use Thereof	Composition of matter	United States of America
(1)	You should read the Risk Factors included elsewhere in this annual report for important information about risks posed by the loss of patent protection, in particular the risks described under “Item 3 Key Information—3.D.Risk Factors—Risks Related to Our Intellectual Property”.

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

We seek to ensure that investments made into the development of our technology are protected by relying on a combination of patents, trademarks, copyrights, trade secrets and contractual rights, including license agreements. In addition to our patent portfolio described above, as of March 31, 2022, our PRC subsidiary owns 46 registered trademarks relating to various aspects of our operations, and two registered domain names in China. To protect our rights, we seek to enter into confidentiality agreements, nondisclosure agreements and employee disclosure and invention assignment agreements with our employees, contractors and other third parties who may have or need access to our confidential information. We have also employed internal policies, encryptions and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. If our employees, contractors or other third parties violate these agreements or otherwise infringe upon, misappropriate or otherwise violate our intellectual property rights, we may seek to enforce our rights against such parties. In addition, from time to time, third parties may initiate litigation against us alleging infringement, misappropriation or other violation of their proprietary rights or declaring their noninfringement of our intellectual property rights. An adverse result in any such proceeding could enjoin the commercialization of our technology platform and product candidates, result in significant damages, and have a material adverse effect on our business. Even if we are successful in any such litigation, we may be required to incur significant costs and dedicate significant personnel time in defending such litigation. For more information on these and other risks related to intellectual property, see “Item 3 Key Information—3.D. Risk Factors—Risks Related to Our Intellectual Property”.

MANUFACTURING AND SUPPLY

Adagene currently outsources the GMP manufacturing, QC testing and QA release of clinical trial materials to WuXi Biologics. We have entered into a framework agreement with Wuxi Biologics, under which it provides services to us on a project-by-project basis. Adagene is also working with other qualified manufacturers to diversify manufacturing outsourcing for the clinical supply production. Adagene has assembled a seasoned internal team with rich experience to oversee the clinical manufacturing to comply with cGMP guidelines and other applicable regulations required by agencies. Currently, Wuxi Biologics as our main CDMO is responsible for obtaining raw materials from multiple suppliers that we believe have sufficient capacity to meet our demands. We expect to continue our relationships with WuXi Biologics while Adagene is continuously evaluating multiple global vendors to ensure continuous supply of Adagene pipeline products for on-going and planned clinical trials.

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

Our clinical stage products include ADG116 and ADG126, which are investigational fully human anti-CTLA-4 mAbs generated through our NEObody and SAFEbody technologies, respectively. We expect our primary competition for these two candidates to be within the anti-CTLA-4 antibody market. As of March 31, 2022, Yervoy (ipilimumab) from BMS is the only marketed CTLA-4 drug targeting cancer with six indications including monotherapy and combination therapies approved by FDA.

In January 2020, BMS submitted a biologics license application, or BLA, with the FDA for Opdivo in combination with Yervoy for the first-line treatment of patients with metastatic or recurrent NSCLC with no EGFR or ALK genomic tumor aberrations. In April 2020, the FDA approved Opdivo (nivolumab) plus Yervoy, administered concomitantly with a limited course of chemotherapy, for the first-line treatment of patients with metastatic or recurrent NSCLC with no EGFR or ALK genomic tumor aberrations. In April 2022, BMS announced that the European Commission (EC) approved Opdivo in combination with Yervoy for the first-line treatment of adult patients with unresectable advanced, recurrent or metastatic esophageal squamous cell carcinoma (ESCC) with tumor cell PD-L1 expression ≥ 1%.

While Yervoy is the only marketed anti-CTLA-4 antibody drug, there are multiple anti-CTLA-4 antibodies in clinical development globally. Examples of these programs include: AstraZeneca (tremelimumab), Agenus (Zalifrelimab/AGEN1181), Bristol-Myers Squibb Company (BMS-986249, BMS-986288), Merck (quavonlimab/MA-1308), Onco-C4, Inc. (ONC-392) and Xilio (XTX101). Yervoy was also approved in China in 2021, where additional CTLA-4 antibodies are in clinical development. These anti-CTLA-4 therapies in development in China include HBM4003 from Harbour BioMed and CD1002 from CStone Pharmaceuticals (Suzhou) Co., Ltd.

Major limitations of anti-CTLA-4 mAbs include toxicity. According to our internal market analysis, nivolumab and ipilimumab combination therapy has shown relatively higher toxicity in clinical studies even at lower dosages, which was observed from the published clinical data. We believe that the continued expansion of indications, and the launch of innovative novel anti-CTLA-4 antibodies with potential for higher safety and better efficacy may increase the market for CTLA-4 antibodies significantly.

We are also developing ADG106, an investigational fully human ligand-blocking, agonistic anti-CD137 IgG4 mAb that is designed to target a unique conserved epitope of CD137. We expect our primary competition for this candidate to be with other clinical-stage CD137 agonist product candidates. As of the date of this annual report, there are no marketed CD137 agonist drugs. The two leading molecules in clinical trials are utomilumab (PF-05082566) from Pfizer and urelumab (BMS-663513) from BMS. Other anti-CD137 candidates in earlier stages of development include ATOR-1017 from Alligator Bioscience, CTX-471 from Compass, and AGEN2373 from Agenus.

INSURANCE

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We maintain property insurance, general liability insurance, products/completed operations insurance, auto and international auto liability insurance, workers compensation insurance, key-men insurance, international workers compensation insurance, accident and health insurance and director and officer liabilities insurance. We consider our insurance coverage sufficient and in line with market practice for our business operations in the industry.

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

MATERIAL LICENSES AND APPROVALS

The following table sets forth a list of material licenses and approvals, subject to further renewal, that our PRC subsidiary is required to obtain to carry out our operations in China.

License	Entity Holding the License	Regulatory Authority
Business License	Adagene Suzhou	SAMR
Approval Letter for Drug Clinical Trial of ADG104*	Adagene Suzhou	NMPA
Approval Letter for Drug Clinical Trial of ADG106	Adagene Suzhou	NMPA
Approval Letter for Drug Clinical Trial of ADG116	Adagene Suzhou	NMPA
Approval Letter for Drug Clinical Trial of ADG126	Adagene Suzhou	NMPA
* Note: We have out-licensed the Greater China rights of ADG104 to our partner Sanjin.

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

In the United States, the FDA regulates biologic products under the Federal Food, Drug and Cosmetic Act, and the Public Health Service Act and the implementing regulations and other laws, including, in the case of biologics, the Public Health Service Act. Our product candidates are subject to regulation by the FDA as biologics. Biologics require the submission of a BLA and licensure, which constitutes approval, by the FDA before being marketed in the United States. None of our product candidates has been approved by the FDA for marketing in the United States, and we currently have no BLAs pending. Failure to comply with applicable FDA or other requirements at any time during product development, clinical testing, the approval process or after approval may result in administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, suspension or revocation of approved applications, warning letters, product recalls, product seizures, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.

The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s GLP regulations;
●	submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;
●	approval by an independent Institutional Review Board, or IRB, or ethics committee at each clinical site before the trial is commenced;
●	performance of adequate and well-controlled human clinical trials to establish the safety and effectiveness of the proposed biologic product candidate for its intended indications;

●	preparation of and submission to the FDA of a BLA when adequate data are obtained from pivotal clinical trials;
●	a determination by the FDA within 60 days of its receipt of a BLA to accept the application for review;
●	satisfactory completion of an FDA Advisory Committee review, if applicable;
●	satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with Good Clinical Practices, or GCP regulations; and
●	FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.

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

For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.

●	Phase I—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. For investigational products developed for oncology indications, the Phase I trials are normally conducted in patients with serious or life-threatening diseases without other treatment alternatives.

●	Phase II—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase II clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase III clinical trials. For certain indications in patients with serious or life-threatening diseases and with no available therapies, it may be possible to obtain BLA approval based on data from Phase II trials if a positive benefit risk profile is demonstrated.
●	Phase III—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

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

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters or holds on post-approval clinical trials;
●	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
●	product seizure or detention, or refusal of the FDA to permit the import or export of products; or
●	injunctions or the imposition of civil or criminal penalties.

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

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the FDA may not approve a biosimilar product until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the competing product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, FDA has stated that products deemed “interchangeable” can be readily substituted by pharmacies, depending on state pharmacy laws.

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

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation:

●	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under any federal healthcare program;
●	federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to the federal government, including federal healthcare programs, that are false or fraudulent;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes which prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters, and which, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, also imposes certain requirements on HIPAA covered entities and their business associates relating to the privacy, security and transmission of individually identifiable health information;
●	the U.S. federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the federal government, information related to payments or other transfers of value made to physicians, as defined by such law, certain other health care providers beginning in 2022, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and
●	United States state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts, including laws governing the privacy and security of personal data, such as the GDPR, which imposes obligations and restrictions on the collection and use of personal data relating to individuals located in the EU and EEA (including with regard to health data).

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

Regulations on Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of PRC, or the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the Standing Committee of the NPC, in December 1993 and further amended in December 1999, August 2004, October 2005, December 2013 and October 2018, respectively. According to the PRC Company Law, companies are generally classified into two categories: limited liability companies and companies limited by shares. The PRC Company Law also applies to foreign-invested limited liability companies. According to the PRC Company Law, where laws on foreign investment have other stipulations, such stipulations shall prevail.

Investment activities in the PRC by foreign investors are governed by the Guiding Foreign Investment Direction, which was promulgated by the State Council in February 2002 and came into effect in April 2002, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the Negative List, which was promulgated by the Ministry of Commerce of the PRC, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, in December 2021 and came into effect in January 2022. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from receiving foreign investment. The Negative List covers 12 industries, and any field not falling under the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

Foreign Investment Law of the PRC, or the Foreign Investment Law, was promulgated by the National People’s Congress, or the NPC in March 2019 and came into effect in January 2020. When the Foreign Investment Law came into effect, the Law on Wholly Foreign-owned Enterprises of the PRC, the Law on Sino-foreign Equity Joint Ventures of the PRC and the Law on Sino-foreign Cooperative Joint Ventures of the PRC were repealed simultaneously. The investment activities of foreign natural persons, enterprises or other organizations (collectively, the “foreign investors”) directly or indirectly within the territory of China shall comply with and be governed by the Foreign Investment Law. Such activities include: 1) establishing by foreign investors of foreign-invested enterprises in China alone or jointly with other investors; 2) acquiring by foreign investors of shares, equity, property shares, or other similar interests of Chinese domestic enterprises; 3) investing by foreign investors in new projects in China alone or jointly with other investors; and 4) other forms of investment prescribed by laws, administrative regulations or the State Council.

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

The primary responsibilities of the NMPA include:

●	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as cosmetics in the PRC;
●	formulating administrative rules and policies concerning the supervision and administration of pharmaceutical, medical devices, and cosmetics industry;
●	evaluating, registering and approving new drugs, generic drugs, imported drugs and traditional Chinese medicine;
●	approving and issuing permits for the manufacture and export/import of pharmaceutical products, medical appliances and equipment;

●	approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products;
●	examining and evaluating the safety of pharmaceutical products, medical devices, and cosmetics; and
●	managing significant accidents involving pharmaceutical products, medical devices and cosmetics.

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

The CFDA released the Circular Concerning Several Policies on Drug Registration Review and Approval in November 2015, which further clarified the measures and policies for simplifying and accelerating the approval process of clinical trials, including:

●	a one-time umbrella approval procedure allowing the overall approval of all phases of a new drug’s clinical trials, replacing the current phase-by-phase application and approval procedure; and
●	a fast track drug registration or clinical trial approval pathway for the following applications: (1) registration of innovative new drugs for treating HIV, cancer, serious infectious diseases and orphan diseases, etc.; (2) registration of pediatric drugs; (3) registration of geriatric drugs and drugs treating PRC-prevalent diseases in elders; (4) registration of drugs listed in national major science and technology projects or national key research and development plan; (5) registration of clinical urgently needed drugs using advanced technology, using innovative treatment methods, or having distinctive clinical benefits; (6) registration of foreign innovative drugs to be manufactured locally in China; (7) concurrent applications for new drug clinical trials which are already approved in the United States or EU or concurrent drug registration applications for drugs which have applied to the competent drug approval authorities for marketing authorization and passed such authorities’ onsite inspections in the United States or EU and are manufactured using the same production line in China; and (8) clinical trial applications for drugs with urgent clinical need and patent expiry within three years, and manufacturing authorization applications for drugs with urgent clinical need and patent expiry within one year.

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

The NMPA promulgated the Administrative Measures for Communication on the Research, Development and Technical Evaluation of Drugs in December 2020, according to which, during the research and development periods and in the registration applications of traditional Chinese medicines, chemical drugs and biological products, the applicants may propose to conduct communication meetings with the CDE on key technologies and other issues not covered in the existing guidelines for drug research, development and evaluation during the process of technical evaluation of drug research, development and registration. The communication meetings can be classified into three types. Type I meetings are convened to address key safety issues in clinical trials of drugs and key technical issues in the research and development of breakthrough therapeutic drugs. Type II meetings are held during the key research and development periods of drugs, mainly including meetings before the IND application, meetings upon the completion of Phase II trials and before the commencement of Phase III trials, meetings before submitting a marketing application for a new drug, and meetings for risk evaluation and control. Type III meetings refer to meetings not classified as Type I or Type II.

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

The CFDA released the Decision on Adjusting Items concerning the Administration of Imported Drug Registration in October 2017, which includes the following key points:

●	If the International Multicenter Clinical Trial, or the IMCCT, of a drug is conducted in China, Phase I clinical trial of the drug is allowed simultaneously. The IMCCT drug does not need to be approved or to enter into either a Phase II or III clinical trial in a foreign country, except for preventive biological products;
●	If the IMCCT is conducted in China, the application for drug marketing authorization can be submitted directly after the completion of the IMCCT. The Registration Measures and relevant laws and regulations shall be complied with for registration application;
●	With respect to applications for clinical trial and marketing of the imported innovative chemical drugs and therapeutic biological products, the marketing authorization in the country or region where the foreign drug manufacturer is located will not be required; and
●	With respect to drug applications that have been accepted before the release of this Decision, if relevant requirements are met, importation permission can be granted if such applications request exemption of clinical trials for the imported drugs based on the data generated from the IMCCT.

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

The Bio-security Law of the PRC promulgated by the Standing Committee of the NPC in October 2020, and took effect in April 2021, provides that the state shall have sovereignty over the human genetic resources and biological resources of the PRC. The Bio-security Law of the PRC further stipulates that the department of science and technology under the State Council shall be the competent authority for the approval or filing of using China’s human genetic resources.

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

The Good Manufacturing Practice for Drugs was promulgated in March 1988 and was amended in December 1992 and June 1999 and January 2011. The latest amendment was in June 2020 and came into effect in October 2020. The Good Manufacturing Practice for Drugs comprises a set of detailed standard guidelines governing the manufacture of drugs, which include institution and staff qualifications, production premises and facilities, equipment, hygiene conditions, production management, quality controls, product operation, raw material management, maintenance of sales records, management of customer complaints and adverse event reports.

Drug Distribution

According to the Drug Administration Law, its implementing regulations and the Measures for the Supervision and Administration of Circulation of Pharmaceuticals, which was approved by the SFDA in December 2006 and came into effect in May 2007, pharmaceutical enterprises shall be responsible for the quality of the pharmaceuticals that they manufacture, operate, use, purchase, sell, transport, or store.

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

Patents

According to the Patent Law of the PRC, which was promulgated by the Standing Committee of the NPC in March 1984, amended in September 1992, August 2000, December 2008 and October 2020, and came into effect in June 2021, and the Implementation Rules of the Patent Law of the PRC, which was promulgated by the State Council in June 2001 and amended in December 2002 and January 2010, there are three types of patents in the PRC: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. For the purpose of compensating for the time taken to evaluate and approve a new drug to be put on market, the patent administrative department under the State Council shall grant compensation for duration of patent rights for invention of a new drug approved to be put on market in the PRC upon request of the patentee. The compensation period shall not exceed five years, and the total validity period of patent rights for a new drug approved to be put on market shall not exceed 14 years.

In the process of evaluation and approval of marketing of a drug, where a dispute arises over the patent rights relating to the drug for which registration is applied between a drug marketing authorization applicant and a relevant patentee or interested party, the relevant party may file a lawsuit with a people's court, requesting a ruling on whether the relevant technical solution of the drug for which registration is applied falls within the scope of protection of others' drug patent rights. The drug regulatory department under the State Council may, within the stipulated period, make a decision on whether to suspend the approval of marketing of the drug concerned based on the effective judgment made by the people's court. A drug marketing authorization applicant and a relevant patentee or interested party may also request an administrative ruling from the patent administrative department under the State Council in respect of a dispute over patent rights relating to the drug for which registration is applied.

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

Regulations on Information Security and Data Protection

Scientific data

In March 2018, the General Office of the State Council of the PRC promulgated the Measures for the Management of Scientific Data, or the Scientific Data Measures, which provide a broad definition of scientific data and relevant rules for the management of scientific data. Pursuant to the Scientific Data Measures, the scientific data involving state secrets, national security, social or public interests, trade secrets and individual privacy shall be kept confidential; where it is necessary to disclose such data, the purposes of utilization, qualifications of users and confidentiality conditions, among others shall be examined, and the scope of those with access thereto shall be strictly controlled. Enterprises in the PRC must seek governmental approval before any scientific data involving a state secret is provided during foreign contacts and cooperation. Upon approval by the competent departments, corporate entities shall undergo the relevant formalities as required, and sign confidentiality agreements with users. Furthermore, any researcher conducting research funded in part or in whole by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before that data may be published in any foreign academic journal.

Personal data

Pursuant to the Civil Code of the PRC, the personal information of an individual shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or publish personal information of others. In addition, the processing of personal information shall follow the principles of lawfulness, appropriateness and necessity.

In August 2021, the Personal Information Protection Law of the PRC promulgated by the Standing Committee of the NPC and took into effect in November 2021. The Personal Information Protection Law of the PRC shall apply to the processing of the personal information of natural persons within the territory of the PRC under any of the following circumstances: (i) where the purpose is to provide domestic natural persons with products or services; (ii) where the activities of domestic natural persons are analyzed and evaluated; and (iii) other circumstances as prescribed by laws and administrative regulations. The processing of personal information shall follow the principles of lawfulness, legitimacy, necessity and good faith, and it is not allowed to process personal information by misleading, fraud, coercion or otherwise.

Information security and review

On November 7, 2016, the Standing Committee of NPC promulgated the Cybersecurity Law of the PRC, which became effective on June 1, 2017, pursuant to which, network operators shall fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. Network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements concluded with its users, and network operators of key information infrastructure shall store within the PRC all the personal information and important data collected and produced within the PRC. The purchase of network products and services that may affect national security shall be subject to national cybersecurity review.

On June 10, 2021, the Standing Committee of NPC promulgated the Data Security Law of the PRC, or the Data Security Law, which came into effect on September 1, 2021. The Data Security Law sets forth the regulatory framework and the responsibilities of the relevant governmental authorities in regulating data security. It provides that the central government shall establish a central data security work liaison system, which shall coordinate the relevant authorities covering different industries to formulate the catalogs of key data, and the special measures that shall be taken to protect the security of the key data. In addition, the Data Security Law provides that important data processors shall appoint a data security officer and a management department to take charge of data security, and such processors shall evaluate the risk of their data activities periodically and file assessment reports with the relevant regulatory authorities. Violation of Data Security Law may subject the relevant entities or individuals to warning, fines, business suspension, revocation of permits or business licenses, or even criminal liabilities.

On December 28, 2021, the Cybersecurity Review Measures was promulgated by Cyberspace Administration of China, State Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, SAMR, National Radio and Television Administration, CSRC, National Administration of State Secrets Protection and State Cryptography Administration and came into effect in February 2022. According to the Cybersecurity Review Measures, (i) the purchase of network products and services by a “critical information infrastructure operator” and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review; (ii) if a network platform operator who possesses personal information of more than 1 million users intends to go public in a foreign country, it must apply for a cybersecurity review with the Cybersecurity Review Office; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services or data processing activities affect or may affect national security.

Furthermore, on October 29, 2021, the CAC published the Measures on Security Assessment of Crossborder Transfer of Data (Draft for Comments), or the Draft Security Assessment Measures, which provide that data processors shall make self-assessment of the risks before transferring data cross-border, and shall apply for security assessment for cross-border transfer of data in any of the following circumstances: (i) transferring the personal information and important data collected and produced by CIIO operators; (ii) important data is included in the data transferred cross-border; (iii) transferring personal information cross-border by personal information processors which process more than one million individuals’ personal information; (iv) transferring more than one hundred thousand individuals’ personal information or more than ten thousand individuals’ sensitive personal information cumulatively; or (v) other circumstances which require the application for crossborder data transfer security assessment as determined by the CAC.

On November 14, 2021, the CAC published the Regulations for the Administration of Cyber Data Security (Draft for Comment), or the Draft Data Security Regulations, for public comment by December 13, 2021. The Draft Data Security Regulations reiterate that a data processor who processes personal information of more than one million individuals must complete the cybersecurity review if it intends to be listed in a foreign country, and further stipulate that a data processor shall also apply for the cybersecurity review if it carries out data processing activities that affect or may affect national security. The Draft Data Security Regulations provide a broad definition of “data processing activities”, including collection, storage, usage, processing, transfer, provision, publication, deletion and other activities, which covers the entire life cycle of data processing. The Draft Data Security Regulations also provide a broad definition of “data processor” as individuals and entities that may autonomously determine the purpose and method of data processing activities. In addition, the Draft Data Security Regulations require data processors which process important data or whose securities are listed outside of China to carry out data security assessment annually either by itself or through a third party data security service provider and submit the assessment report to a local agency of the CAC. The Draft Data Security Regulations remain silent on what constitutes a situation that “affects or may affect national security” and are subject to public comments and further changes before being formally adopted and entering into effect.

Regulations on Product Liability

In addition to the strict new drug approval process, certain PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in the PRC. Under current PRC laws, manufacturers and vendors of defective products in the PRC may incur liability for loss and injury caused by such products. According to the General Principles of the Civil Law of the PRC promulgated in April 1986 and amended in August 2009 and General Rules of the Civil Law of the People’s Republic of China promulgated in March 2017 and took effect in October 2017, the manufacturer or vendor of a defective product which causes property damage or physical injury to any person may be subject to civil liability for such damage or injury. In January 2021, the PRC Civil Code came into effect, the General Principles of the Civil Law of the PRC and General Rules of the Civil Law of the PRC were repealed simultaneously.

In February 1993, the Product Quality Law of the PRC, or the Product Quality Law, was promulgated aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was last revised in December 2018. According to the revised Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

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

Regulations on Tort

According to the PRC Civil Code, if damages to other persons are caused by defective products due to the fault of third parties, such as the parties providing transportation or warehousing, the producers and the sellers of the products have the right to recover their respective losses from such third parties. If defective products are identified after they have been put into circulation, the producers or the sellers shall take remedial measures such as issuance of a warning, recall of products, etc., in a timely manner. The producers or the sellers shall be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects, causing deaths or severe adverse health issues, the infringed party has the right to claim punitive damages in addition to compensatory damages.

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

Regulations on Fire Protection

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted in April 1998 and last amended in April 2021. The Fire Prevention Law provides that fire control design and construction of a construction project shall comply with the State’s fire control technical standards. Developers, designers, builders and project supervisors shall be responsible for the quality of the fire control design and construction of the construction project pursuant to the law. Development project fire safety design examinations and acceptance systems shall be implemented for development projects which are required to have fire safety design in accordance with the national fire protection technical standards.

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

Regulations on Overseas Securities Offering and Listing

In December 2021, the CSRC promulgated the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft CSRC Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft CSRC Filing Measures, to regulate overseas offerings by domestic companies of equity shares, depository receipts, convertible corporate bonds, or other equity-like securities, and overseas listing of the securities for trading. Both direct and indirect overseas securities offering and listing by domestic companies would be regulated, of which the former refers to securities offering and listing in an overseas market made by a joint-stock company incorporated domestically, and the latter refers to securities offering and listing in an overseas market made in the name of an offshore entity.

According to the Draft CSRC Filing Measures, if an issuer meets the following conditions, the offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) the total assets, net assets, revenues or profits of the domestic entity/entities of the issuer in the most recent accounting year account for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; and (ii) most of the senior management in charge of business operation and management of the issuer are Chinese citizens or have domicile in the PRC, and its main places of business are located in the PRC or main business activities are conducted in the PRC.

Under the Draft CSRC Administration Provisions and the Draft CSRC Filing Measures, a filing-based regulatory system would be implemented covering both direct and indirect overseas offering and listing, among which, (i) if an issuer listed in other overseas markets after overseas offerings, the issuer shall submit to the CSRC filing documents within three working days after such application is submitted; (ii) if an issuer issues overseas listed securities after listing abroad and issues such securities aiming at purchasing assets, the issuer shall submit to the CSRC filing documents within three working days after the issue is completed, however, if the assets purchased are domestic assets, the filing procedure shall be performed within three working days from the date of the first announcement of the transaction; and (iii) if the significant events, such as change of control and termination of the listing, occur after the issuer's overseas listing, it should report the details to CSRC within three working days from the date of occurrence.

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

Regulations on Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law promulgated by the Standing Committee of the NPC in March 2007 and amended in February 2017 and December 2018, and the Implementation Rules of the Enterprise Income Tax Law of the PRC promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises”. Besides enterprises established within the PRC, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

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

4.C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our material subsidiaries directly or indirectly owned by us through equity ownership (our group structure does not include any variable interest entities):

4.D. Property, Plants and Equipment

Our headquarter is based in Suzhou, China, where we have our administrative and laboratory offices, which are approximately 3,008 square meters in size. The expiration dates of the lease agreements for this facility range from August 6, 2022 to September 15, 2024. We also have a 3,754 square feet facility in San Diego, California for laboratory, research and development functions, the lease for which expires on August 31, 2023. We do not expect difficulties in renewing lease agreements for our facilities.

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

5.A. Operating Results

We are a platform-driven, clinical-stage biopharmaceutical company transforming the discovery and development of novel antibody-based cancer immunotherapies. We are combining computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by our proprietary Dynamic Precision Library (DPL) platform, which fuels our NEObody™, SAFEbody®, and POWERbody™ technologies, we are developing a highly differentiated pipeline of novel immunotherapies. We have forged strategic collaborations with reputable global partners that leverage our technology in multiple approaches at the vanguard of science.

We aim to push the boundaries of antibody discovery and engineering through the precise design, construction, and selection of antibody product candidates intractable to traditional antibody technology. We have pioneered a dynamic antibody technology interface to harness the conformational diversity of antibodies, which enlarges epitope sampling of a given drug target for differentiated therapeutic antibody development. Additionally, we have a proprietary precision masking technology and specialized antibody engineering capabilities which enable us to design therapeutics with unique features.

Our Dynamic Precision Library fuels our three antibody technology platforms, which can be used alone or together to create novel, differentiated antibody-based therapeutic candidates. By leveraging our proprietary DPL platform and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of development, ranging from research and discovery to preclinical and clinical development. Our highly differentiated and wholly-owned clinical-stage pipeline consists of two anti-CTLA-4 antibodies ADG116 (NEObody) and ADG126 (SAFEbody), and an anti-CD137 antibody, ADG106 (NEObody). All three candidates are in Phase 1b/2 clinical evaluation in single agent and/or combination clinical trials designed to evaluate safety and preliminary efficacy. We also have a robust preclinical pipeline of five programs in IND-enabling studies, including a masked, Fc engineered anti-CD137 POWERbody and a masked anti-CD47 SAFEbody, which are both on track for clinical development, as well as over 50 programs in various stages of discovery.

Since our inception in 2011, our operations have focused on organizing and staffing our company, conducting preclinical studies and clinical trials, business planning, establishing our intellectual property portfolio and raising capital. We do not have any product candidates approved for sale and have not generated any revenue from product sales. We have financed operations mainly through the private placements of our preferred shares before our initial public offering completed in Febraury 2021 and through proceeds received from the initial public offering.

Since inception, we have incurred significant operating losses. Our net losses were US$16.4 million, US$42.4 and US$73.2 million for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, we had accumulated deficit of US$178.8 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue advancement of and investment in our proprietary DPL platform;
●	advance the development of ADG116, ADG126, ADG106 and other preclinical drug candidates;
●	continue our ongoing and planned research and development of other lead product candidates;
●	discover and develop additional antibody product candidates and further expand our preclinical and clinical product pipeline;
●	maintain, expand and protect our intellectual property portfolio;
●	expand our collaborations with contract manufacturing organizations and contract research organizations;
●	seek regulatory approvals for any product candidates that successfully complete clinical trials;
●	establish sales and marketing teams and distribution network to commercialize any product candidate for which we may obtain regulatory approval;
●	attract, hire and retain additional clinical, scientific, management and administrative personnel;
●	expand our operations globally; and
●	incur additional costs associated with operating as a public company.

Beginning in January 2020, the emergence and wide spread of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in the United States and China and elsewhere. Substantially all of our operating and workforce are based in the United States and China. Since late July 2021, the delta variant of COVID-19 has resurged in several provinces across China and the Omicron variant of COVID-19 has been detected in most states and territories of the United States and is rapidly increasing the proportion of COVID-19 cases it is causing. Consequently, the COVID-19 outbreak and its resurgences caused by the new variants could potentially delay a patient’s access to hospital and the progress of our clinical trials, including patient enrollment, which may adversely affect our business operations, financial condition and operating results for 2022.

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

Key Components of Results of Operations

Revenue

Licensing and collaboration revenue. Our licensing and collaboration revenue is currently comprised of upfront and/or milestone payments associated with out-licensing arrangements, and reimbursement income. Our licensing and collaboration revenue for the years ended December 31, 2019, 2020 and 2021 was primarily derived from granting licenses to use and otherwise exploit certain of our intellectual properties. To date, we have not generated any revenue from the sale of products and do not expect to generate any revenue from product sales in the near future.

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

For the years ended December 31, 2019, 2020 and 2021, our research and development expenses were US$16.2 million, US$33.5 million and US$68.1 million, respectively. The increase was primarily due to an increase in personnel, including non-cash share-based compensation, and greater preclinical testing, clinical activities and CMC activities (provided by related parties and third parties) associated with our three clinical candidates and five preclinical programs in the IND-enabling phase.

Our research and development expenses may vary substantially from period to period according to the status of our research and development activities. The timing of expenses is impacted by the commencement of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of ADG116, ADG126 and ADG106, and further advance the research and development of our other product candidates. The successful development of our product candidates is uncertain.

The following table summarizes our research and development expenses for our clinical-stage product candidates, preclinical product candidates and research pipeline for the years ended December 31, 2019, 2020 and 2021, respectively.

	For the Year
	Ended
	December 31,
	2019	2020	2021
	US$	US$	US$

	(in thousands)
ADG116	5,329	3,156	11,236
ADG126	2,326	12,091	3,543
ADG106	5,742	12,504	14,798
Preclinical product candidates, research pipeline and others	2,814	5,787	38,522
Total	16,212	33,538	68,099

At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates. This is due to numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

●	the scope, rate of progress, results and cost of our clinical trials, preclinical studies and other related activities;
●	the cost of manufacturing clinical supplies, and establishing commercial supplies, of any product candidates;
●	the number and characteristics of product candidates that we pursue;

●	the cost, timing and outcomes of regulatory approvals;
●	the cost and timing of establishing sales, marketing and distribution capabilities; and
●	the terms and timing of any collaboration, licensing or other arrangements that we may establish, including any required milestone and royalty payments thereunder.

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

Other income

Other income primarily includes government subsidies that Adagene Suzhou received from local government in the PRC. The receipt of such government subsidies is not dependent on our performance of any obligations. In addition, the subsidiary in Australia received research and development tax incentive from the Australian Taxation Office. The tax incentive was recognized as other income upon receipt as the incentive was not dependent upon having a tax liability and further performance by the Group was not required.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Adagene (Hong Kong) Limited, is subject to Hong Kong profits tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. Under Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as there were no assessable profits derived from or earnings in Hong Kong for the years ended December 31, 2019, 2020 and 2021.

United States

Our subsidiary in the U.S., Adagene Incorporated, is incorporated in the U.S. and subject to U.S. federal corporate income tax at a rate of 21%. It is also subject to state income tax in California of 8.84%. Dividends payable by an U.S. entity, to non-U.S. resident enterprises shall be subject to 30% withholding tax, unless the respective non-U.S. resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with U.S. that provides for a reduced withholding tax rate or an exemption from withholding tax.

PRC

Our subsidiary in China is incorporated under PRC law and, as such, is subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In accordance with the implementation rules of EIT Law, a qualified Technology Advanced Service Enterprises, or TASE, is eligible for a preferential tax rate of 15%. The TASE certificate is effective for three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant TASE criteria before using the preferential rate. An entity could apply for the TASE certificate every year. Adagene Suzhou was first recognized as a qualified TASE in March 2015 and renewed in December 2018 and December 2021. Adagene Suzhou can enjoy the preferential tax rate of 15% from 2015 to at least 2023. In addition, the research and development expenses of Adagene Suzhou are subject to a 75% super-deduction for the income tax. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 3%, 6%, or 13% on the services we provide and related surcharges. We are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from Adagene Suzhou. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 35, which later became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Adagene (Hong Kong) Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiary, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3 Key Information— Risk Factors—Risks Related to Doing Business in the PRC—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical Accounting Policies and Judgments

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

Foreign currency translation

The functional currency of Adagene Inc., Adagene (Hong Kong) Limited, Adagene Incorporated and Adagene PTE. Ltd. is the U.S. dollar, or US$. The functional currency of our PRC subsidiary is Renminbi, or RMB. The functional currency of our Australia subsidiary is Australian dollar, or AU$.The functional currency of our Swiss subsidiary is Swiss Franc, or CHF. The determination of the respective functional currency is based on the criteria stated in Accounting Standard Codification, or ASC, 830, Foreign Currency Matters. We use US$ as our reporting currency. The financial statements of our PRC subsidiary, Australia subsidiary and Swiss subsidiary are translated from the functional currency to the reporting currency.

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

Research and Development Services: The portion of the transaction price allocated to research and development services performance obligations is deferred and recognized at a point in time as delivery of such services occurs.

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

To date, no royalty payments were received and US$3.6 million of milestone payments were received including US$0.6 million received in 2021 and US$3.0 million received in January 2022. Substantially all of our revenue has been derived from its out-licensing agreements with respect to licensed products such as DNA sequences, cell lines, etc., and such revenues are recognized when the customer obtains control of the licensed product, which occurs at a point in time, upon delivery to the customer.

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

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

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

We did not transfer any assets or liabilities in or out of Level 3 during the year ended December 31, 2020 or 2021.

We had no financial assets and liabilities measured and recorded at fair value on a nonrecurring basis as of December 31, 2020 and 2021.

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of our technologies under development and clinical trials such as payments to contract research organizations, or CRO, and contract manufacturing organizations, or CMO, investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, (4) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses. As of December 31, 2021, we have several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at our option. We did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2020 or 2021 as we did not have any plan to cancel the existing CRO or CMO contracts.

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

We have incurred net accumulated operating losses for income tax purposes since our inception. We believe that it is more likely than not that these net accumulated operating losses will not be utilized in the near future. Therefore, we have provided full valuation allowances for the deferred tax assets for all subsidiaries as of December 31, 2020 and for subsidiaries other than the U.S. subsidiary as of December 31, 2021. There was no income tax expense for the years ended December 31, 2019 and 2020, as our subsidiaries did not have any taxable profits. For the year ended December 31, 2021, income tax expense was US$1.7 million due to taxable profits generated by the U.S. subsidiary.

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

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year eneded December 31,
	2019	2020	2021

Risk-free interest rate	1.78%-2.73%	0.68% - 0.83%	1.11% - 1.67%
Dividend yield	0%	0%	0%
Expected volatility range	67.5%-71.0%	72.3%- 73.4%	73.1% - 75.5%
Exercise multiple	2.2-2.8	2.2 - 2.8	2.2 - 2.8
Contractual life	10 years	10 years	10 years

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

	For the Year Ended
	December 31,
	2019	2020	2021
	US$	US$	US$

	(in thousands)

Revenue:
Licensing and collaboration revenue	480	701	10,175
Expenses:
Research and development expenses	(16,212)	(33,538)	(68,099)
Administrative expenses	(3,438)	(10,315)	(14,440)
Total operating expenses	(19,650)	(43,853)	(82,539)
Loss from operations	(19,170)	(43,152)	(72,364)
Interest income	923	629	76
Interest expense	(138)	(202)	(364)
Other income, net	723	972	1,779
Foreign exchange gain (loss), net	22	(645)	(603)
Change in fair value of warrant liabilities	1,207	—	—
Loss before income tax	(16,432)	(42,397)	(71,476)
Income tax expense	—	—	(1,702)
Net loss attributable to Adagene Inc.’s shareholders	(16,432)	(42,397)	(73,178)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	66	(6)	257
Total comprehensive loss attributable to Adagene Inc.’s shareholders	(16,367)	(42,403)	(72,921)
Net loss attributable to Adagene Inc.’s shareholders	(16,432)	(42,397)	(73,178)
Accretion of convertible redeemable preferred shares to redemption value	(246)	(248)	(28)
Net loss attributable to ordinary shareholders	(16,678)	(42,645)	(73,206)
Weighted average number of ordinary shares used in per share calculation:
—Basic	15,178	15,951	50,032
—Diluted	15,178	15,951	50,032
Net loss per ordinary share
—Basic	(1.10)	(2.67)	(1.46)
—Diluted	(1.10)	(2.67)	(1.46)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Licensing and collaboration revenue

Our licensing and collaboration revenue increased from US$0.7 million for the year ended December 31, 2020 to US$10.2 million for the year ended December 31, 2021. The increase was due to recognition of US$8.5 million from the collaboration and technology license agreement with Exelixis, Inc. and a payment of US$1.2 million from Dragon Boat Biopharmaceutical (Shanghai) Limited, a subsidiary of Sanjin, related to the companies’ collaboration to develop antibody-based therapies.

Research and development expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended
	December 31,
	2020		2021
	US$	%	US$	%

	(in thousands, except percentages)
Research and development expenses
Payroll and other related costs of personnel	14,003	41.8%	28,293	41.5%
Costs related to clinical programs	13,476	40.2%	15,278	22.4%
Costs related to clinical trials	4,702	14.0%	8,371	12.3%
CMC and toxicology costs associated with the clinical programs	8,774	26.2%	6,907	10.1%
Costs related to preclinical testing of non-clinical programs	1,208	3.6%	16,795	24.7%
Costs to develop the product candidates	2,114	6.3%	3,103	4.6%
Other research and development expenses	2,736	8.2%	4,630	6.8%
Total	33,538	100%	68,099	100%

Our research and development expenses increased by 103.1% from US$33.5 million for the year ended December 31, 2020 to US$68.1 million for the year ended December 31, 2021, primarily attributable to (i) an increase in personnel, including non-cash share-based compensation of US$13.6 million, and (ii) greater preclinical testing, clinical activities and CMC activities (provided by related parties and third parties) associated with our three clinical programs and five preclinical programs in the IND-enabling phase.

Administrative expenses

Our administrative expenses increased by 40.0% from US$10.3 million for the year ended December 31, 2020 to US$14.4 million for the year ended December 31, 2021, primarily attributable to an increase in personnel expenses of US$2.1 million, and an increase in professional fees and office-related expenses of US2.0 million.

Loss from operations

As a result of the foregoing, our loss from operations increased by 67.7% from approximately US$43.2 million in the year ended December 31, 2020 to approximately US$72.4 million in 2021.

Interest income

Our interest income was US$0.1 million for the year ended December 31, 2021, as compared to US$0.6 million for the year ended December 31, 2020. This decrease was primarily attributable to significant reduction in interest rate for term deposits.

Other income

Our other income increased from US$1.0 million for the year ended December 31, 2020 to US$1.8 million for the year ended December 31, 2021, primarily attributable to (i) an increase in government subsidies received by Adagene Suzhou to support our ongoing operations in Jiangsu Province during the year ended December 31, 2021, and (ii) a research and development tax incentive from the Australian Taxation Office received by Adagene Australia Pty Ltd, our wholly-owned subsidiary in Australia.

Foreign exchange loss, net

We recorded foreign exchange loss of US$ 0.6 million for the year ended December 31, 2020 and foreign exchange loss of US$0.6 million for the year ended December 31, 2021. This loss of foreign exchange was primarily attributable to the weakening of U.S. dollars against Renminbi which negatively impacted our U.S. dollars denominated accounts receivable of Adagene Suzhou.

Income tax expense

Our income tax expense was $1.7 million for the year ended December 31, 2021 as compared to nil for the year ended December 31, 2020. The income tax expense for the year ended December 31, 2021 was primarily attributable to the current tax expenses on income reported by Adagene Incorporated, our wholly owned subsidiary in the U.S.

Net loss attributable to Adagene Inc.’s shareholders

Our net loss for the period increased by 72.6% from US$42.4 million for the year ended December 31, 2020 to US$73.2 million for the year ended December 31, 2021. The 2021 net loss was higher largely due to increases in clinical, operating and CMC activities.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

See “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results —Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” beginning on page 148 of our annual report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on April 28, 2021 incorporated by reference into this annual report.

Non-GAAP Financial Measures

Non-GAAP net loss, which is defined as net loss attributable to ordinary shareholders for the period after excluding (i) share-based compensation expenses and (ii) accretion of convertible redeemable preferred shares to redemption value. The NonGAAP net loss was US$54.5 million for the year ended December 31, 2021, compared to US$32.3 million for the same period in 2020. Non-GAAP net loss per ordinary share for the year ended December 31, 2021 on both basic and diluted basis was US$1.09. Non-GAAP net loss per ordinary share for the year ended December 31, 2020 on both basic and diluted basis was US$2.02.

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

Reconciliation of GAAP and Non-GAAP Results

	For the years ended
	December 31,
	2019	2020	2021
	US$	US$	US$
GAAP net loss attributable to ordinary shareholders	(16,678,492)	(42,645,392)	(73,206,488)
Add back:
Share-based compensation expense	611,711	10,129,541	18,679,658
Accretion of convertible redeemable preferred shares to redemption value	246,184	248,113	28,553
Non-GAAP net loss attributable to ordinary shareholders	(15,820,597)	(32,267,738)	(54,498,277)
Weighted average number of ordinary shares used in per share calculation:
—Basic	15,178,232	15,950,698	50,032,009
—Diluted	15,178,232	15,950,698	50,032,009
Non-GAAP net loss per ordinary share
—Basic	(1.04)	(2.02)	(1.09)
—Diluted	(1.04)	(2.02)	(1.09)

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

Our principal source of liquidity has been cash generated from the proceeds received from the issuance and sale of our shares. In February 2021, we completed our initial public offering in which we issued and sold an aggregate of 8,457,100 ADSs, representing 10,571,375 ordinary shares, resulting in net proceeds to us of approximately US$145.9 million, net of the underwriting discounts and commissions and other fees paid or payable by us in connection with the offering. As of December 31, 2021, we had US$174.4 million in cash and cash equivalents. Further, the year-end 2021 cash balance does not include the US$3 million milestone payment from Exelixis received in January 2022, and the US$17.5 million upfront payment received from Sanofi in April 2022.

We intend to finance our future working capital requirements and capital expenditures primarily from funds raised from financing activities, including the net proceeds we received from our initial public offering and future public and private offerings of our securities, and proceeds from our collaborations.

Based on our current operating plan, we believe that our current cash and cash equivalents and proceeds from our initial public offering, public and private offerings of our securities and collobrations will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. In that time, we expect that our expenses will increase as we fund new and ongoing research and development activities and working capital needs. The assumptions on which our estimates are based may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our product candidates.

In utilizing the proceeds that we received from our initial public offering, we may make capital contributions to our subsidiaries in PRC, the United States, Australia, Hong Kong, Singapore and Switzerland, acquire or establish new subsidiaries, or give loans to our subsidiaries. However, uses of the proceeds by our PRC subsidiary are subject to PRC regulations. See “Item 3 Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We have operations in China and many of the related transactions are settled in Renminbi. Our financial statements are presented in U.S. dollars. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021.

	For the Year Ended
	December 31,
	2019	2020	2021
	US$	US$	US$

	(in thousands)

Net cash used in operating activities	(18,154)	(28,530)	(43,415)
Net cash (used in) generated from investing activities	24,856	7,073	(2,510)
Net cash generated from financing activities	69,694	4,439	145,357
Effect of exchange rate on cash and cash equivalents	78	(364)	(192)
Net increase in cash and cash equivalents	76,474	(17,382)	99,240
Cash and cash equivalents at the beginning of year	16,058	92,533	75,151
Cash and cash equivalents at the end of year	92,533	75,151	174,391

Operating activities

Net cash used in operating activities was US$43.4 million in 2021. The difference between our net loss of US$73.2 million and the net cash used in operating activities was mainly due to (i) an increase of accounts receivable of US$3.0 million due to milestone payment from Exelixis, Inc. which was received in January 2022, (ii) an increase in prepayments and other current assets of US$0.2 million due to our prepaid service fees to our vendors, and (iii) an increase in amount due from related parties of US$4.4 million due to prepayments made to our related parties, offset by (i) non-cash share-based compensation expenses of US$18.7 million, (ii) an increase in accounts payable of US$1.5 million, (iii) an increase in contract liabilities of US$4.8 million, (iv) an increase in amount due to related parties of US$7.9 million, (v) an increase in accruals and other current liabilities of US$1.1 million, (vi) an increase in income tax payable of US$1.7 million, and (vii) depreciation and amortization of US$1.1 million.

Net cash used in operating activities was US$28.5 million in 2020. The difference between our net loss of US$42.4 million and the net cash used in operating activities was mainly due to (i) an increase in prepayments and other current assets of US$2.3 million due to our prepaid service fees to our vendor, (ii) a decrease in contract liabilities of US$0.3 million, offset by (i) non-cash share-based compensation expenses of US$10.1 million, (ii) an increase in accounts payable of US$1.1 million (iii) a decrease in accounts receivable of US$0.5 million, (iv) a decrease in amount due from related parties of US$1.3 million, (v) an increase in accruals and other current liabilities of US$1.2 million, and (vi) depreciation and amortization of US$0.9 million.

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

Investing activities

Net cash used in investing activities was US$2.5 million in 2021, which was attributable to the purchase of property, equipment and software.

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

Financing activities

Net cash generated from financing activities was US$145.4 million in 2021, which was mainly attributable to (i) proceeds from initial public offering net of underwriting commissions of $149.4 million, and (ii) proceeds from borrowings of US$4.4 million, offset by (i) repayment of borrowings of US$5.1 million, (ii) payment of initial public offering costs of US$1.6 million, and (iii) purchase of treasury shares under stock repurchase program of US$2.4 million.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with research and development equipment. Our capital expenditures were US$0.2 million, US$0.9 million and US$2.5 million, in 2019, 2020 and 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to incur capital expenditures to meet the expected growth of our business.

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

In addition, our subsidiary in China is permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiary that is foreign investment enterprise in the PRC has to make appropriation from its after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our PRC subsidiary through loans or capital contribution, subject to the satisfaction of the applicable government registration and approval requirements. See “Item 3 Key Information— Risk Factors—Risks Related to Doing Business in the PRC—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiary when needed.

5.C. Research and Development, Patents and Licenses, Etc.

See “Item 4 Information on the Company—4.C. Business Overview — Our Platform” and “—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, licensing and collaboration revenue recognition, research and development expense allocation, the useful lives and impairment of long-lived assets, tax valuation allowance, and share based compensation expenses. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Certain of these estimates are considered critical as they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our consolidated financial statements. Our critical accounting estimates are summarized below. See Note 2 to our consolidated financial statements included elsewhere in this annual report for a description of our significant accounting policies.

Revenue recognition

We adopted Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Our collaborative arrangements may contain more than one unit of account, or performance obligation, including grants of licenses to intellectual property rights, agreement to provide research and development services and other deliverables. The collaborative arrangements do not include a right of return for any deliverable. As part of the accounting for these arrangements, we must develop assumptions that require judgment to determine the stand-alone selling price based on contractual price and other factors for each performance obligation identified in the contract. In general, the consideration allocated to each performance obligation is recognized when the respective obligation is satisfied either by delivering a good or providing a service, limited to the consideration that is not constrained.

At the inception of each arrangement that includes development milestone payments, we evaluate whether the milestones are considered probable of being reached and to the extent that a significant reversal of cumulative revenue would not occur in future periods, estimates the amount to be included in the transaction price using the most likely amount method based on the nature and preconditions of the development milestones. There are uncertainties in terms of the judgement over the probability of achieving such development milestones and any related constraint. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which we recognize revenue when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achieving such development milestones and any related constraint, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Changes in assumptions or estimates can materially affect the revenue recognized. The assessment and conclusion reached for revenue recognition are disclosed in note 10 to our consolidated financial statements included elsewhere in this annual report.

Research and Development Expenses

Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses.

Preclinical and clinical trial costs are a significant component of our research and development expenses. We have a history of contracting with third parties that perform various preclinical and clinical trial activities on behalf of us during the ongoing research and development process. Expenses related to preclinical and clinical trials are accrued based on our estimates of the actual services performed by the third parties for the respective period.

The process of estimating our research and development expenses involves reviewing open contracts and purchase orders, communicating with our research and development personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting expenses that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of research and development expenses.

Share based compensation

Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at the grant date if no vesting conditions are required; b) for share-based awards granted with only service conditions, using the straight-line method over the vesting period; or c) for share-based awards granted with service conditions and performance conditions, using the graded vesting method over the vesting period if and when the we conclude that it is probable that the performance conditions will be achieved.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including expected volatility, the exercise multiple, the risk free rate and the dividend yield and making assumptions about them. The cost related to share based compensation is sensitive to the aforementioned inputs. These inputs are evaluated periodically considering historical actuals and management judgement. For the measurement of the fair value of share options at the grant date, we use a binomial option valuation model. Changes in assumptions or estimates can materially affect the fair value of the share-based compensation awards. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 9 to our consolidated financial statements included elsewhere in this annual report.

Deferred tax assets

In accordance with the provisions of ASC 740, Income Taxes, we recognize in our financial statements the benefit of a tax position if the tax position is more likely than not to prevail based on the facts and technical merits of the position.

Judgement is required to determine whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets arise because of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as from net operating losses. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized in the foreseeable future. In making such determination, we evaluate a variety of positive and negative factors including our operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods. However, the ultimate realization of our deferred tax assets is subject to a number of variables, including our future profitability within relevant tax jurisdictions. The actual benefits ultimately realized may differ from our estimates. The assessment of the deferred tax assets as well as related valuation allowance is disclosed in note 11 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report.

Executive Officers	Position/Title
Peter (Peizhi) Luo, Ph.D	Co-Founder, Chief Executive Officer and Chairman of the Board
Fangyong (Felix) Du, Ph.D	Chief Technology Officer
JC Xu, M.D., Ph.D	Chief Scientific Officer
Qinghai Zhao, Ph.D	Chief Manufacturing Officer
Man Kin (Raymond) Tam, M.B.A., B. Eng.	Chief Financial Officer and Director
Yu (Albert) Ren, Ph.D.*	Chief Strategy and Corporate Development Officer
Chunfang (Vicky) Gu	Senior Director of Finance
Ling (Jolin) Zhou	Senior Director of Human Resources

*  Yu (Albert) Ren, Ph.D. has tendered his resignation and will depart from our Company in early June 2022.

Key Employees	Position/Title
Yan Li, M.B.A.	Senior Vice President, Bioinformatics and Information Technology
Xiaohong (Kristine) She	Senior Vice President, Head of Clinical Operations
Guizhong Liu, Ph.D.	Head of Biology and Pharmacology
Alexander Goergen	Head of Business Development
Yuren (Ron) Wang, Ph.D.	Head of Portfolio Management
Jin Shang, Ph.D.	Senior Vice President of Global Regulatory Affairs
Songmao Zheng, Ph.D.	Associate Vice President of Research and Development
Jiping Zha	Executive Vice President of Clinical Development
Wenlin Zeng	Vice President of Cell Line and Upstream.
Ami Knoefler	Vice President of Investor Relations and Corporate Communications
Dana Hu-Lowe	Vice President of Pipeline and Clinical Programs Management

Non-Employee Directors	Position/Title
Lefei Sun	Director
Andy (Yiu Leung) Cheung	Independent Director
Min Li	Independent Director
Yuwen Liu	Independent Director

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

Yu (Albert) Ren, Ph.D. has served as our Chief Strategy and Corporate Development Officer since January 2021. Dr. Ren has tendered his resignation and will depart from our Company in early June 2022. Prior to joining us, Dr. Ren held various positions at Merck & Co., Inc. (NYSE: MRK). He had previously worked at Portfolio Management & Global Clinical Development Finance responsible for financial / strategic planning on KEYTRUDA® development and facilitation of KEYTRUDA® clinical trials prioritization. He also worked at Merck Corporate Strategy Office on enterprise strategy and at Merck Corporate Business Development on a variety of business development transactions. Before returning to Merck, Dr. Ren served as a principal consultant at Quintiles/IQVIA Consulting from 2009 to 2010. Dr. Ren gained extensive consulting experience at McKinsey & Company from 2007 to 2009. Dr. Ren started his professional career at Merck Research Lab working on Pharmaceutical Research & Development from discovery to early clinical development from 2001 to 2006. Dr. Ren received his Ph.D. in Chemistry from University of Minnesota in 2001, and bachelor’s degree in Chemistry from Peking University in 1996.

Chunfang (Vicky) Gu joined Adagene in September 2017 and serves as Senior Director of Finance. Reporting to the Chief Financial Officer, Vicky manages Adagene Inc.’s finance team, plays a key role in Adagene Inc.’s capital markets and fund-raising transactions and assisted to establish the employee incentive plans of Adagene Inc. Vicky has over 17 years of experience in financial management with exposure to audit firms and multinational corporations including Sulzer Pumps, Bluescope Steel and Mercury Marine. Vicky has rich experience on financial reporting, budgeting and cost analysis, internal control and related compliance, taxation, as well as project management. Vicky received her Master of Business Administration degree from Xiamen University in 2016 and bachelor’s degree in accounting from Tianjin University of Commerce in 2003.

Ling (Jolin) Zhou has served as our Senior Director of Human Resources since October 2019. Before joining Adagene, Ms. Zhou served as the HR director of Asia Pacific at Tekni-Plex, where she was responsible for strategic HR initiatives and business support from May 2010 to August 2019. Between October 2004 and May 2010, Ms. Zhou served as the HR supervisor at Suzhou Capsugel Ltd., a division of Pfizer, where she was responsible for all HR functions and personnel training. Ms. Zhou received her bachelor’s degree in law from South-Central University for Nationalities in 2003. She is a DDI Certified Trainer.

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

Jin Shang, Ph.D. has served as our Senior Vice President of Global Regulatory Affairs since April 2021. Prior to joining us, Dr. Shang served as global and US regulatory lead in AstraZeneca for multiple oncology development programs, including KOSELUGO. Dr. Shang also led the submission and regulatory defense to gain FDA approval of Elepsia XR. Dr. Shang also served as Principal Scientist/Program Team Lead at Merck Research Laboratories, and served as Therapeutic Area Lead on the non-human primate study execution committee. Dr. Shang received her bachelor’s degree in cell biology and genetics from Peking University in 1990 and Ph.D. degree in development biology from Standford University in 1997.

Songmao Zheng, Ph.D. has served as our Associate Vice President of Research and Development since March 2021, leading quantitative model-informed drug discovery and development in both preclinical and clinical space. Prior to joining us, Dr. Zheng had served as Scientific Director/Group Leader, leading numerous biologics programs at Janssen BioTherapeutics, Janssen R&D since 2013. Dr. Zheng received his bachelor’s degree in biological sciences from Sichuan University in 2007 and Ph.D. degree in pharmaceutical sciences from University of Washington in 2012.

Jiping Zha, Ph.D. has servced as our Executive Vice President of Clinical Development since September 2021. Dr. Zha is responsible for clinical development, clinical operation and drug safety group. He is a physician scientist with over 20 years of formative experience in both academia and biotech industry. Dr. Zha has served as executive director of translational sciences at NGM Biopharmaceuticals from April 2017 to September 2021, and held various leadership positions at MedImmune, Crown Bioscience, Genentech from November 2003 to March 2017. Dr. Zha has over forty publications in high-impact scientific journals, such as Cell, Science and Nature, and authored multiple patents. Dr. Zha received his M.D. degree in basic medicine from Shanghai Medical University in 1987 and Ph.D. degree in Microbiology and Immunology from University of Tennessee in 1993, and was Board-Certified in Anatomic Pathology by American Board of Pathology in 1999.

Wenlin Zeng, Ph.D. has served as our Vice President of Early Stage CMC since June 2021. Dr. Zeng brings more than 20 years of experience in drug discovery and drug development in the biopharmaceutical industry. Prior to joining us, Dr. Zeng was the senior director of upstream process development responsible for both early and late stage programs at Gilead Sciences, Inc from July 2020 to June 2021. Prior to that, she was the senior director of cell line and upstream process development at Forty-Seven Inc. from April 2018 to June 2020, where she was responsible for cell line, upstream process development and manufacturing for a number of programs, including magrolimab. Prior to Forty-Seven, Dr. Zeng held leadership positions at multiple biopharmaceutical companies, including NGM Bio, GSK, MedImmune, and Abgenix. Dr. Zeng began her career in biopharmaceutical industry from June 1997 to April 2018 after completing her post-doctoral training at Stanford University. Dr. Zeng received her bachelor's degree in cell biology from Wuhan University in 1983 and Ph.D. degree in biochemistry from the Universy of Iowa in 1990.

Ami C. Knoefler has served as our Vice President of Investor Relations and Corporate Communications since July 2021. Ms. Knoefler has more than 25 years of global experience in pharmaceutical, biotech and medical technology communications. She most recently served as consultant and Senior Director at Ascendis Pharma from June 2015 to August 2021, and previously held multiple leadership positions at Jazz Pharmaceuticals, PDL BioPharma, Abgenix and Bristol-Myers Squibb from May 2007 to March 2013. She received her bachelor’s degree in mass communication/public relations from Boston University in 1992.

Dana Hu-Lowe, Ph.D. has served as our Vice President of Pipeline and Clinical Programs Management since November 2021. Dr. Hu-Lowe has more than 20 years of industry experience in oncology and R&D including years of experience in project and strategic alliance management, and leadership for both preclinical and clinical product programs. Before joining Adagene, she served as an Executive Director and Global Product Team Leader at Turning Point Therapeutics from April 2019 to October 2021. She was the Senior Director of Strategic Alliance and Program management at Wellspring Biosciences Inc. from March 2013 to March 2019, where she managed both internal discovery and IND-enabling programs and strategic alliance with Janssen Pharmaceuticals. Dr. Hu-Lowe had over 12 years of career at Pfizer Oncology November 1999 to December 2011, where she led cross-functional teams advancing programs from preclinical into clinical development. Dr. Hu-Lowe received her bachelor’s dgreee in chemistry from Beijing Normal University in 1984 and Ph.D. degree in biochemistry from the University of Mississippi in 1992 and completed her Post-doctoral training at Scripps Research Institute and the Burnham Cancer Center (now the Sanford Burnham Prebys Medical Discovery Institute).

Non-Employee Directors

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

Andy (Yiu Leung) Cheung has served as our independent director since February 2021. Mr. Cheung has many years of auditing and accounting professional experience. Mr. Cheung was deputy area managing partner of Ernst & Young (“EY”) in Asia Pacific overseeing the business operations, finance, information technology and risk management functions from July 2018 to June 2020. Mr. Cheung was the assurance leader for EY in Greater China from July 2013 to June 2018. Mr. Cheung has served as an independent non-executive director of JW (Cayman) Therapeutics Co. Ltd (HKEX:2126) since October 2020. Mr. Cheung received his bachelor’s degree in accounting and finance from the University of Lancaster in the United Kingdom in July 1982. He obtained a master’s degree in accounting and finance from London School of Economics and Political Science in the United Kingdom in August 1983. Mr. Cheung is a member of Hong Kong Institute of Certified Public Accountants.

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

Yuwen Liu has served as our independent director since February 2022. Ms. Liu is a leading advocate for the biotechnology, biopharmaceutical and medical technology industries, with over 20 years as an entrepreneur, advisor and investor. From 2010 to 2014, Ms. Liu was Chair and CEO, followed by executive director, of Suzhou Industrial Park Biotech Development Co. Ltd. (BioBAY), building it into one of the fastest growing biotech clusters serving over 400 start-ups, including BrightGene, Innovent, and Qiagen (Suzhou), where she also served on the boards of directors. Prior to that, Ms. Liu served various positions at BioBay since 2005. As a strong supporter of innovation, she was also a founding partner of BOHE Angel Fund, one of the first angel funds in China focusing on healthcare start-ups, which invests in biologics, drug discovery and diagnostics. Ms. Liu was also a founding Chair of BioVENTURE Fund Investment committee. Ms. Liu previously served as the first Chief Representative to set up the China operation of Perrigo. Earlier in her career, she had various positions in quality and business development at Capsugel, a division of Warner-Lambert later acquired by Pfizer. Ms. Liu graduated from China Pharmaceutical University with a master’s degree in pharmaceutics in 1997 and Master of Management at Fudan University and Norwegian Management School BI in 2004. She is a licensed pharmacist.

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of US$3.4 million in cash to our executive officers and an aggregate of US$179 thousand in cash to our independent directors. We did not pay any cash compensation to non-executive directors who are not independent directors. For the fiscal year ended December 31, 2021, we did not set aside or accrue expenses related to pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6 Directors, Senior Management and Employees—Share Incentive Plan.”

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

The purpose of the 2019 Plan is to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. The 2019 Plan provides for the issuance of up to an aggregate of 11,391,131 of our ordinary shares. We have terminated the authority to grant additional awards under the 2019 Plan and all future awards will be granted under the 2021 Plan. Therefore, the effective maximum number of shares issuable under the 2019 Plan will be 10, 280,951. As of March 31, 2022, the aggregate number of our ordinary shares underlying our outstanding awards under the 2019 Plan is 2,872,514, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. The term of the awards will expire not more than ten years after the date of grant.

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

Our board of directors or a committee appointed by the board administers the 2021 Plan. The plan administrator has broad authority to:

●	select participants and determine the types of awards that they are to receive;
●	determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and establish the vesting conditions (if applicable) of such shares or awards;
●	cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;
●	construe and interpret the terms of the 2021 Plan and any agreements relating to the plan;

●	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;
●	subject to the other provisions of the 2021 Plan, make certain adjustments to one or more outstanding awards (including a repricing of the exercise or base price of any outstanding option or share appreciation right without shareholder approval) and authorize the termination, conversion, substitution or succession of awards; and
●	allow the purchase price of an award or our ordinary shares to be paid in the form of cash, check or electronic funds transfer, by the delivery of previously-owned ordinary shares or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the plan administrator may authorize or any other form permitted by law.

A total of 2,994,000 of our ordinary shares was authorized for issuance with respect to awards granted under the 2021 Plan. The share limit will automatically increase on the first trading day in January of each year (commencing with 2022) by an amount equal to (1) 5% of the total number of our outstanding ordinary shares on December 31 of the prior year, or (2) such lesser number as determined by our board of directors. Any shares subject to awards granted under the 2021 Plan or our Second Amended and Restated Share Incentive Plan that are not paid, delivered or exercised before they expire or are canceled or terminated, or otherwise fail to vest, as well as shares used to pay the purchase or exercise price of such awards or related tax withholding obligations, will become available for new award grants under the 2021 Plan. As of March 31, 2022, we had granted equity awards representing 2,555,500 ordinary shares under the 2021 Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. As of March 31, 2022, 3,044,551 ordinary shares authorized under the 2021 Plan is available for award purposes. Such number includes an annual automatic increase in an amount equal to 5% of the total number of outstanding ordinary shares on December 31, 2021.

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

The following table summarizes, as of March 31, 2022, the number of ordinary shares under outstanding awards that we granted to our directors and executive officers under the 2019 Plan, which replaced the 2015 Plan, and under the 2021 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

	Ordinary
	Shares
	Underlying	Exercise
	Equity Awards	Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Executive Officers
Peter (Peizhi) Luo, Ph. D.	287,415	$13.85	January 2021	January 2031
Peter (Peizhi) Luo, Ph. D.	500,000	$5.6	February 2022	February 2032
Fangyong (Felix) Du, Ph. D.	111,744	$13.85	January 2021	January 2031
Fangyong (Felix) Du, Ph. D.	150,000	$5.6	February 2022	February 2032
JC Xu, M.D., Ph. D.	*	$2.26	August 2020	August 2030
Qinghai Zhao, Ph. D.	*	$2.26	October 2020	October 2030
Qinghai Zhao, Ph. D.	*	$5.6	February 2022	February 2032
Man Kin (Raymond) Tam, M.B.A., B. Eng.	*	$1.48	March 2020	March 2030
Man Kin (Raymond) Tam, M.B.A., B. Eng.	*	$1.83	August 2020	August 2030
Yu (Albert) Ren, Ph. D.	*	$17.10	March 2021	March 2031
Yu (Albert) Ren, Ph. D.	*	$5.6	February 2022	February 2032
Chunfang (Vicky) Gu	*	$1.33	February 2019	February 2029
Chunfang (Vicky) Gu	*	$1.48	March 2020	March 2030
Chunfang (Vicky) Gu	*	$1.83	August 2020	August 2030
Chunfang (Vicky) Gu	*	$5.6	February 2022	February 2032
Ling (Jolin) Zhou	*	$1.48	March 2020	March 2030
Ling (Jolin) Zhou	*	$1.83	August 2020	August 2030
Ling (Jolin) Zhou	*	$5.6	February 2022	February 2032

Non-Employee Directors
Lefei Sun	—	—	—	—
Andy (Yiu Leung) Cheung	*	$11.2	June 2021	June 2031
Min Li	*	$11.2	June 2021	June 2031
Yuwen Liu	—	—	—	—
All directors and executive officers as a group	2,642,778		Various dates from February 2019 to February 2022	Various dates from February 2029 to February 2032

Note:

*    The shares held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

As of March 31, 2022, our award holders other than our directors and executive officers as a group held outstanding awards to purchase 2,785,236 ordinary shares. For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 Plan and 2021 Plan, see “Item 5 Operating and Financial Review and Prospects—Share-based compensation.”

6.C. Board Practices

Board of Directors

Our board of directors consists of six directors, including three independent directors, namely Andy (Yiu Leung) Cheung, Min Li and Yuwen Liu. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors , our compensation committee and our nominating and corporate governance committee.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to our memorandum and articles of association, as amended n restated from time to time, our company may by ordinary resolution appoint any person to be a director and the board may, by affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director to fill a casual vacancy or as an addition to the existing board. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/ she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered, subject to any separate requirement for Audit Committee approval under applicable law or the Listing Rules of the Nasdaq. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We have also adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Andy (Yiu Leung) Cheung, Min Li and Yuwen Liu, and is chaired by Andy (Yiu Leung) Cheung. We have determined that Andy (Yiu Leung) Cheung, Min Li and Yuwen Liu satisfy the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Andy (Yiu Leung) Cheung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;
●	obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	reviewing and recommending the semi-annually financial data the annual financial statements to our board for inclusion in our semi-annually earnings releases and annual reports, respectively;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
●	establishing and overseeing procedures for the handling of complaints and whistleblowing;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Peter Luo, Andy (Yiu Leung) Cheung and Min Li and is chaired by Peter Luo. We have determined that Andy (Yiu Leung) Cheung and Min Li satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;
●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;
●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;
●	reviewing executive officer and director indemnification and insurance matters;
●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
●	reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Peter Luo, Andy (Yiu Leung) Cheung and Min Li, and is chaired by Peter Luo. We have determined that Andy (Yiu Leung) Cheung and Min Li satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;
●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Other than Andy (Yiu Leung) Cheung, Min Li. Yuwen Liu and Man Kin (Raymond) Tam, each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office pursuant to the applicable provisions of our memorandum and articles of association. The initial term of our independent directors, namely Andy (Yiu Leung) Cheung and Min Li, is two-year from the effectiveness of the appointment. The initial term of our independent director Yuwen Liu is one-year from the effectiveness of the appointment. Our non-independent director, Man Kin (Raymond) Tam, is on his second one-year term. The initial term for each of Andy (Yiu Leung) Cheung, Min Li, Yuwen Liu and Man Kin (Raymond) Tam is subject to re-appointment by the board of directors and affirmative vote of Chairman of the board of directors. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law or the Listing Rules of the Nasdaq Global Market from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Board Diversity

The board diversity matrix is set out below.

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices	The People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
			Non-	Did Not Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

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

6.D. Employees

We had a total of 150,198 and 259 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021. We also engage consultants and part-time staff as and when appropriate.

	Number of
Function	Employees
Research and Development		204
Computational Biology and Informatics	33
Technology Development	71
Drug Discovery	60
Clinical Development	30
CMC Development	10
General Administration		52
HR	7
Finance	17
IT	12
Administration	16
Business Development and Marketing		3
Total		259

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2022, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 54,742,598 ordinary shares issued and outstanding as of March 31, 2022, excluding the 1,327,500 ordinary shares, issued but deemed to be not outstanding as of March 31, 2022, held by Great Han Fortune LP.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2022
	Number	%*
Directors and Executive Officers:†
Peter (Peizhi) Luo(1)	11,547,539	21.1%
Fangyong (Felix) Du(2)	1,235,188	2.3%
JC Xu	**	**	%
Qinghai Zhao	**	**	%
Man Kin (Raymond) Tam	**	**	%
Yu (Albert) Ren	**	**	%
Chunfang (Vicky) Gu	**	**	%
Ling (Jolin) Zhou	**	**	%
Non-employee Directors
Lefei Sun	**	**	%
Andy (Yiu Leung) Cheung (independent director)	**	**	%
Min Li (independent director)	**	**	%
Yuwen Liu (independent director)	—	—
All directors and executive officers as a group	11,599,039	21.2%

Principal Shareholders:
Peter Luo act-in-concert group(3)	11,547,539	21.1%
JSR Limited(4)	5,353,242	9.8%
Asia Ventures II L.P.(5)	4,826,037	8.8%
F-Prime Capital Partners Healthcare Fund III LP(6)	4,792,366	8.8%
Wuxi Pharmatech Healthcare Fund I L.P.(7)	5,282,120	9.6%
General Atlantic Singapore AI Pte. Ltd.(8)	4,782,441	8.7%

Notes:

*     For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 54,742,598 being the number of ordinary shares as of March 31, 2022 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2022.

**   Represents beneficial ownership of less than one percent.

†     The business address of our directors and executive officers, except for Fangyong (Felix) Du, Man Kin (Raymond) Tam, Chunfang (Vicky) Gu, Lefei Sun and Yuwen Liu, is 10179 Huennekens Street Suite 103, San Diego, CA 92121. The business address of Fangyong (Felix) Du, Man Kin (Raymond) Tam and Chunfang (Vicky) Gu is 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park, China 215123; the business address of Lefei Sun is Suite 5704-5706, 57F, Two IFC, 8 Finance Street, Central, Hong Kong; the business address of Yuwen Liu is 3 Fl, Building No. 10, Dongshahu Equity Investment Center, East Suhong Road, Suzhou Industrial Park.

(1)	Represents 11,547,539 ordinary shares held by Peter Luo act-in-concert group, as set forth in note (3) below.
(2)	Represents (i) 810,944 ordinary shares held by Ping Ren, who is the spouse of Fangyong (Felix) Du, (ii) 200,000 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren, (iii) 112,500 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren that are vested or will be vested within 60 days of March 31, 2022, (iv) 111,744 ordinary shares underlying 111,744 share options granted to Ping Ren that that are vested or will be vested within 60 days of March 31, 2022. Great Han Fortune LP is controlled by Peter Luo and is formed to hold ordinary shares in connection with the share awards issued under the 2019 Plan.

(3)	Represents (i) 2,588,877 ordinary shares held by Peter Luo; (ii) 287,415 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of March 31, 2022, (iii) 391,667 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo and (iv) 83,333 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo that will be vested within 60 days of December 31, 2021; (v) 5,208,278 ordinary shares held by HAN 2020 GRAT, for which Peter Luo is a Trustee; (vi) 2,278 ordinary shares held by Xiaohong She, who is the spouse of Peter Luo; (vii) 45,980 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of March 31, 2022, (viii) 100,833 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She, (ix) 55,417 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She that will be vested within 60 days of March 31, 2022; (x) 810,944 ordinary shares held by Ping Ren, who is the spouse of Fangyong (Felix) Du, (xi) 200,000 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren, (xii) 112,500 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren that are vested or will be vested within 60 days of March 31, 2022, (xiii) 111,744 ordinary shares underlying 111,744 share options granted to Ping Ren that that are vested or will be vested within 60 days of March 31, 2022, (xiv) total of 961,653 ordinary shares held by Raymond Tam, JC Xu, Yu (Albert) Ren and several key employees of the Company, and (xv) total of 586,620 share options granted to Raymond Tam, JC Xu, Yu (Albert) Ren and several key employees that are vested or will be vested within 60 days of March 31, 2022. On December 14, 2020, Peter Luo, Fangyong (Felix) Du, Ping Ren, Hua Gong, JC Xu, Qinghai Zhao, Man Kin (Raymond) Tam, Xiaohong (Kristine) She, Yu (Albert) Ren, Yan Li, Guizhong Liu and Alexander Goergen entered into a concert party agreement, pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at our shareholders’ general meetings, (ii) recognize the controlling position of Peter Luo; and (iii) act in concert in accordance with Peter Luo’s opinions in respect of the daily operations and management and the major decision-making of us.
(4)	Represents 5,353,242 ordinary shares, consisting of (i) 4,828,242 ordinary shares and (ii) 525,000 ordinary shares in the form of ADSs, are held of record by JSR Limited, a British Virgin Islands company. JSR Limited is controlled by GP Healthcare Capital Co., Ltd. The registered address of JSR Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Information set forth above is based upon JSR Limited's Schedule 13G filing with the SEC on January 26, 2022.
(5)	Represents 4, 826,037 ordinary shares held by Asia Ventures II L.P., a limited partnership incorporated in the Bermuda. The general partner of Asia Ventures II L.P. is Asia Partners II L.P. a Bermuda exempt limited partnership. The general partner of Asia Partners II L.P. is Eight Roads GP, who is ultimately controlled by Eight Roads Holdings Limited. The registered address of Asia Ventures II L.P. is Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM 19. Information set forth above is based upon FIL Ltd's Schedule 13G filing with the SEC on February 19, 2021.
(6)	Represents 4, 792,366 ordinary shares held by F-Prime Capital Partners Healthcare Fund III LP. F-Prime Capital Partners Healthcare Advisors Fund III LP is the general partner of F-Prime Capital Partners Healthcare Fund III LP. F-Prime Capital Partners Healthcare Advisors Fund III LP is solely managed by Impresa Management LLC, its general partner and investment manager. Each of the entities listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address of these entities is 245 Summer Street, Boston, MA 02210. Information set forth above is based upon FMR LLC's Schedule 13G/A filing with the SEC on February 9, 2022.
(7)	Represents 5,282,120 ordinary shares in the form of ADSs that were held of record by WuXi PharmaTech Healthcare Fund I L.P., a limited partnership incorporated in the Cayman Islands. WuXi Pharmatech Healthcare Fund I L.P. is an indirect wholly owned subsidiary of WuXi AppTec Co., Ltd (SSE: 603259; SEHK: 2359). WuXi AppTec Co., Ltd. is a listed company on the Shanghai Stock Exchange and the Main Board of the Hong Kong Stock Exchange. The registered address of WuXi Pharmatech Healthcare Fund I L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Information set forth above is based upon WuXi PharmaTech Healthcare Fund I L.P's Schedule 13G filing with the SEC on January 26, 2022.

(8)	Represents 4,452,441 ordinary shares and 264,000 ADSs representing 330,000 ordinary shares held by General Atlantic Singapore AI Pte. Ltd. (“GA AI”), a company incorporated under the laws of Singapore. GA AI is wholly-owned by General Atlantic Singapore Fund Pte. Ltd. (“GASF”), which is controlled by General Atlantic Singapore Interholdco Ltd. (“GAS Interholdco”) The members of GAS Interholdco that share beneficial ownership of the ordinary shares and ADSs held of record by GA AI are the GA Funds. The general partner of General Atlantic Partners (Lux) SCSp (“GAP Lux”) is General Atlantic GenPar, (Lux) SCSp (“GA GenPar Lux”) and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à. r.l. (“GA Lux”). The general partner of General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”) and General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”) and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) L.P., which is controlled by the Management Committee of GASC MGP, LLC (the “GA Management Committee”), is the general partner of GenPar Bermuda. General Atlantic, L.P. (“GA LP”), which is also controlled by the GA Management Committee, is the managing member of GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”) and GAP Coinvestments V, LLC (“GAPCO V”) and the general partner of GAP Coinvestments CDA, L.P. (“GAPCO CDA”). GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.” There are nine members of the GA Management Committee as of the date hereof. Each of the members of the GA Management Committee disclaims ownership of the ordinary shares, the ADSs and the underlying ordinary shares except to the extent that he has a pecuniary interest therein. The registered address of General Atlantic Singapore AI Pte. Ltd. is 80 Robinson Road, #02-00 Singapore 068898. Information set forth above is based upon General Atlantic, L.P.’s Schedule 13G filing with the SEC on February 11, 2022.

As of March 31, 2022, a total of 26,293,575 ordinary shares, representing 48.0% of our outstanding ordinary shares, including ordinary shares issued in advance but deemed not outstanding to facilitiate conversation of ordinary shares to ADSs for the employee share incentive plans, are held by one record holder in the United States. The holder is the depositary of our ADS program. In addition, 25.1% of our outstanding ordinary shares were held by record holders in the United States.

Our principal shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7. Major Shareholders and Related Party Transactions

7.A. MAJOR SHAREHOLDERS

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2019 to which we have been a participant in which any of our then directors, executive officers or holders of more than 10% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

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

Transactions with WuXi AppTec Group

We received research and development services from WuXi AppTec Group, the parent company of one of our principal shareholders. The amounts for the purchase of the services were US$2.1 million, US$2.7 million and US$0.5 million in 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the amounts due to WuXi AppTec Group were US$0.2 million and US$0.2 million, respectively.

Transactions with WuXi Biologics (Cayman) Inc. or WuXi Biologics

We received research and development services, including provision of manufacturing and quality control testing services, from WuXi Biologics, an entity controlled by the ultimate controlling party of one of our principal shareholders. The amounts for the purchase of the services were US$3.6 million, US$7.2 million and US$12.6 million in 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the amounts due to WuXi Biologics were US$2.4 million and US$10.3 million, respectively.

Director and Executive Officers

Promissory Notes

The following table sets forth the material terms of the promissory notes issued in connection with the share purchase plans between us and our directors and executive officers:

Latest Amount
Previously
Name of Director or Executive Officer	Outstanding
Peter (Peizhi) Luo	US$4.2 million
Xiaohong (Kristine) She*	US$0.6 million
Fangyong (Felix) Du	US$1.5 million

Note:

Xiaohong (Kristine) She is the spouse of Dr. Peter (Peizhi) Luo

All promissory notes were made pursuant to our 2019 Plan. All amounts outstanding under the promissory notes have been settled before February 2021. For further information, see “Item 6 Directors, Senior Management and Employees—Share Incentive Plan—Adagene Inc. Second Amended and Restated Share Incentive Plans—Repayment of the Promissory Notes.”

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

We are a holding company incorporated in the Cayman Islands. In the future, we may rely on dividends from our subsidiaries, including our PRC and U.S. subsidiaries, for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 4 Information of the Company—B. Business Overview—Regulation—Regulations relating to Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may, subject to the provisions of our post-offering articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12 Description of Securities Other Than Equity Securities—D. American Depositary Shares.”

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

Board of Directors

See “Item 6 Directors, Senior Management and Employees.”

Ordinary shares

General. Our authorized share capital is US$80,000 divided into 800,000,000 shares comprising (i) 640,000,000 ordinary shares of a par value of US$0.0001 each, and (ii) 160,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as our board of directors may determine in accordance with our amended and restated memorandum and articles of association. Holders of ordinary shares have the same rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold, transfer and vote their ordinary shares.

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

A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than one-half of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our board of directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules of the Nasdaq Global Market. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than 20% of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven (7) days is required for the convening of our annual general meeting and other general meetings in accordance with our post-offering memorandum and articles of association.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four;
●	the shares are free from any lien in favor of us; and
●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Changes in Capital.

We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Register of Members. Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our members, and a statement of the shares held by each member, which shall include: (i) the amount paid or agreed to be considered as paid on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the post-offering memorandum and articles of association, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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

10.E. Taxation

The following discussion of Cayman Islands, PRC and U.S. federal income tax consequences of the ownershihp and disposition of the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to the ownership and disposition of the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

According to Walkers (Hong Kong), our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Material PRC Income Tax Considerations

Under the PRC EIT Law, which became effective on January 1, 2008 and was amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision-making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including our ADS holders). In addition, nonresident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Item 3 Key Information—D. Risk Factors—Risks Related to Doing Business in the PRC—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of the ADSs or ordinary shares. This discussion is not a comprehensive description of all of the tax considerations that may be relevant to your decision to hold the ADSs or ordinary shares. This discussion applies to you only if you are a U.S. Holder that holds the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income, and tax consequences applicable to you if you are subject to special rules, such as:

●	one of certain financial institutions;
●	a dealer or trader in securities that uses a mark-to-market method of tax accounting;
●	a person holding ADSs or ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;
●	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	an entity classified as partnerships for U.S. federal income tax purposes (and investors therein);
●	a tax-exempt entity, “individual retirement account” or “Roth IRA’’;
●	a person who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

●	a person that owns or is deemed to own 10% or more of our stock by vote or value; or
●	a person holding ADSs or ordinary shares in connection with a trade or business conducted outside the United States.

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

For purposes of this discussion, you are a “U.S. Holder” if you are eligible for the benefits of the Treaty and are, for U.S. federal income tax purposes, a beneficial owner of ADSs or ordinary shares and:

●	a citizen or individual resident of the United States;
●	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or ordinary shares. This discussion does not apply to investors in this special situation.

In general, if you own ADSs you will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying ordinary shares represented by those ADSs.

Taxation of Distributions

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that any distributions will be reported to you as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders are taxable at the favorable rates applicable to long-term capital gains. A non-U.S. corporation is generally treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the Nasdaq Global Market, where the ADSs are listed, or where the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States. Therefore such favorable rates may apply for so long as our ADSs are listed on the Nasdaq Global Market or if in the future we are eligible for benefits under the Treaty. However, the favorable rates do not apply if we are (or are treated with respect to a U.S. Holder as) a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.t.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—Material PRC Income Tax Considerations”, dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and you should consult your tax advisers regarding the creditability of foreign tax credits in your particular circumstances. In lieu of claiming a credit, you may elect to deduct creditable PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all creditable foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of ADSs or Ordinary Shares

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

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

As described in “—Material PRC Income Tax Considerations” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, you may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if you do not elect to apply the benefits of the Treaty. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax advisor regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in your particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a passive foreign investment company, or a PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income, or the income test, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or the asset test. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the ordinary shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, gains from certain property transactions, rents and royalties (other than certain rents or royalties derived in the active conduct of a trade or business). Cash is generally a passive asset for PFIC purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

The assets shown on our balance sheet are expected to consist primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the asset test for any taxable year will depend largely on the value of our goodwill and on how quickly we utilize the cash in our business. We cannot give any assurance as to whether we will be a PFIC for any taxable year because (i) the value of our goodwill may be determined by reference to our market capitalization, which has been, and may continue to be, volatile, (ii) we expect to hold a significant amount of cash, and (iii) a company’s PFIC status is an annual factual determination that can be made only after the end of each taxable year and depends on the composition of its income and assets and the value of its assets from time to time.

Based on the average price of our ADSs during 2021 we believe that we were not a PFIC for our taxable year ended December 31, 2021. However, while we hold a substantial amount of cash and cash equivalents our PFIC status for any taxable year will depend primarily on the average value of our goodwill. Because our market capitalization has declined substantially since our initial public offering (including in recent months), if the value of our goodwill is determined by reference to our market capitalization there is a significant risk that we will be a PFIC for our taxable year 2022, and possibly future taxable years. In addition, prior to the commercialization of our product candidates, we could be a PFIC for any taxable year in which our interest and other investment income constitutes 75% or more of our total gross income.If we are a PFIC for any taxable year and any of our subsidiaries is also a PFIC (any such entity, a “Lower-tier PFIC “), you will be deemed to own a proportionate amount (by value) of the ordinary shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if you held your proportionate share of these shares directly, even though you will not receive the proceeds of those distributions or dispositions.

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

Alternatively, if we are a PFIC and if our ADSs or ordinary shares are “regularly traded” on a “qualified exchange,” you may be able to make a mark-to-market election that will result in tax treatment different from the general tax treatment described in the preceding paragraphs. Our ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Global Market, on which the ADSs are listed, is a qualified exchange for this purpose. If you make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election) and any remaining loss will be capital loss. There is no provision under U.S. federal income tax law that provides for a right to make a mark-to-market election with respect to any lower-tier PFICs the shares of which are not regularly traded. Therefore, if we are a PFIC for any taxable year, you could be subject to the general PFIC rules described in the preceding paragraph with respect to any Lower-tier PFIC even if you make a mark-to-market election with respect to us.

We do not intend to provide the information necessary to make a “qualified electing fund election,” which would result in alternate treatment if we were a PFIC for any taxable year.

If you own ADSs or ordinary shares during any year in which we are a PFIC, you generally will be required to file annual reports on Internal Revenue Service Form 8621 (or any successor form) with respect to us. Additionally, if we are a PFIC for the taxable year in which we pay a dividend or the prior taxable year, the favorable rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders will not apply. You should consult your tax adviser regarding our PFIC status for any taxable year and the potential application of the PFIC rules.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 2.9%, 2.4%, and 0.9% respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;
●	a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/ stock dividend offered, pursuant to the deposit agreement;
●	an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
●	stock transfer or other taxes and other governmental charges;
●	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

The F-1 Registration Statement was declared effective by the SEC on February 8, 2021. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$15.1 million, which included US$11.2 million in underwriting discounts and commissions for the initial public offering and approximately US$3.6 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$145.9 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to our directors or officers and persons owning 10% or more of our equity securities or our affiliates.

For the period from the effective date of the registration statement on Form F-1 to December 31, 2021, we used US$31 million of the net proceeds received from our initial public offering primarily for research and development of our product candidates. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Remediation of Previously Reported Material Weaknesses in Internal Control over Financial Reporting

As described in our previous annual report on Form 20-F for the fiscal year ended December 31, 2020, our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2020. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The two material weaknesses that were identified related to:

●	Our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and
●	Our lack of sufficient documented financial closing policies and procedures, specifically those related to period end expenses cut-off and accruals.

To remediate our identified material weaknesses, we have implemented the following measures to improve our internal control over financial reporting:

●	hired more qualified accounting personnel, with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and set up a financial and systematic control framework;
●	implemented regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel;
●	set up an internal audit function as well as engaged an external consulting firm to assist us with assessment and improvement of overall internal control so as to fulfill our Sarbanes-Oxley compliance obligations; and
●	prepared comprehensive accounting policies, manuals and closing procedures to optimize our period-end financial closing process and to ensure that consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements.

As a result of these efforts, our management concluded that the material weaknesses had been remediated as of December 31, 2021.

We expect that we will continue to incur significant costs in the continuous implementation of such measures. However, we cannot assure you that in the future our management or, if applicable, our independent registered public accounting firm will not identify material weaknesses during Section 404 of the Sarbanes-Oxley Act audit process. See “Item 3 Key Information—D. Risk factors—Risks Relating to Our Operations— If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investors’ confidence and the market price of our ADSs may be materially and adversely affected.”

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

	Year Ended December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	7,300	5,800
Audit-Related Fees(2)	0	0
Tax Fees(3)	0	0
Other Fees(4)	0	0
Total	7,300	5,800
(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.

(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 7, 2021, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on July 7, 2021 (the “Share Repurchase Program”). The Company’s share repurchases may be made from time to time on the open market at prevailing market prices, in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act. Our board of directors will review the share repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program.

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program from July 7, 2021 to March 31, 2022:

				Approximate Dollar Value
			Total Number of ADSs	of ADSs that May Yet Be
	Total Number of	Average Price	Purchased as Part of the	Purchased Under the Plan
Period	ADSs Purchased	Paid Per ADS(1)	Publicly Announced Plan	(US$in thousand)
July 2021	—	—	—	—
August 2021	—	—	—	—
September 2021	—	—	—	—
October 2021	60,149	$11.9	60,149	$19,285
November 2021	74,959	$10.6	74,959	$18,488
December 2021	106,380	$8.5	106,380	$17,590
January 2022	53,011	$7.9	53,011	$17,171
February 2022	35,749	$6.9	35,749	$16,923
March 2022	204,559	$4.7	204,559	$15,992
Total	534,807	$8.2	534,807	$15,992

Notes:

(1)	Each ADS representing one and one quarter ordinary shares. Average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to the broker.

16.F. Change in Registrant’s Certifying Accountant

Not applicable.

16.G. Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in lieu of certain corporate governance matters as required under Rule 5600 Series, Rule 5250(b)(3) and Rule 5250(d) of the Nasdaq Rules.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We elect to rely on home country practice exemption in lieu of the requirements of the Rule 5600 Series of the Nasdaq Rules, except the following: compliance with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606), having an audit committee that satisfies Rule 5605(c)(3), and ensuring that such audit committee's members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

In particular, we relied on home country practice exemption with respect to Rule 5620(a) of the Nasdaq Rules, which requires a Nasdaq-listed company to hold an annual meeting of Shareholders no later than one year after the end of the company's fiscal year-end and we did not hold an annual shareholders meeting in 2021. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

We elected to follow home country practice exemption and be exempt from the requirements to obtain shareholder approval for (1) certain acquisitions of the stock or assets of another company under Rule 5635(a) of the Nasdaq Rules, (2) the issuance of securities when the issuance or potential issuance will result in a change of control of the Company under Rule 5635(b) of the Nasdaq Rules, (3) the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended under Rule 5635(c) of the Nasdaq Rules, and (4) the issuance of 20% or more of its outstanding ordinary shares under Rule 5635(d) of the Nasdaq Rules.

We relied on our home country practice exemption with respect to Rule 5605(d)(2) of the Nasdaq Rules, which requires a Nasdaq-listed company to establish a compensation committee comprised entirely of independent directors and two out of three members of our compensation committee are independent directors. We relied on our home country practice exemption with respect to Rule 5605(e)(1) of the Nasdaq Rules, which requires a Nasdaq-listed company to nominate director nominees either by a majority independent board or by a nominations committee comprised solely of independent directors and we do not have a majority independent board or a nominations committee comprised solely of independent directors. We relied on our home country practice exemption with respect to Rule 5250(b)(3) of the Nasdaq Rules, which requires a Nasdaq-listed company to disclose third party director and nominee compensation no later than when the companies files its next Form 20-F and we did not disclose such information in the form of 20-F for the year of 2020 and 2021. We may also opt to rely on additional home country practice exemptions in the future.

Walkers (Hong Kong), our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to comply with abovementioend requirements.

Our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3 Key Information—D. Risk Factors—Risks Related to the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

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

2.5	Description of Registrant’s Securities
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

4.16* † #	Collaboration and License Agreement between Adagene Incorporated and Genzyme Corporation dated February 25, 2022
8.1*	List of subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Tian Yuan Law Firm
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of Greenberg Traurig
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*     Filed herewith

**   Furnished herewith

†     Portions of this exhibit have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

#     Certain of the appendices, annexes, exhibits and/or schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2022

Adagene Inc.

By:	/s/ PETER (PEIZHI) LUO
	Name:	Peter (Peizhi) Luo
	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adagene Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Adagene Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

April 26, 2022

We have served as the Company’s auditor since 2020.

ADAGENE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

		As of December 31
	Notes	2020	2021
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		75,150,998	174,391,243
Accounts receivable, net	3, 10	—	3,000,000
Amounts due from related parties	13	132,396	4,506,670
Prepayments and other current assets	4	3,813,984	4,055,921
Total current assets		79,097,378	185,953,834
Property, equipment and software, net	5	2,067,125	3,487,617
Other non-current assets		3,098,234	69,275
TOTAL ASSETS		84,262,737	189,510,726
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable		1,809,975	3,321,615
Contract liabilities		725,536	5,500,000
Amounts due to related parties	13	2,535,358	10,466,061
Accruals and other current liabilities	6	6,059,497	4,379,243
Income tax payable	11	—	1,657,450
Short-term borrowings	7	3,831,476	3,121,226
Current portion of long-term borrowings	7	1,183,926	1,376,319
Total current liabilities		16,145,768	29,821,914
Long-term borrowings	7	2,965,563	2,991,829
Deferred tax liabilities	11	—	44,163
Other non-current liabilities		91,955	94,107
TOTAL LIABILITIES		19,203,286	32,952,013
Commitments and contingencies	14
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT (CONTINUED)
Mezzanine equity:	8
Series A-1 convertible redeemable preferred shares (par value of US$0.0001 per share; 5,473,957 shares and nil authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)		5,473,957	—
Series A-2 convertible redeemable preferred shares (par value of US$0.0001 per share; 2,370,414 shares and nil authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)		3,000,000	—
Series B convertible redeemable preferred shares (par value of US$0.0001 per share; 7,494,537 shares and nil authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)		27,999,995	—
Series C-1 convertible redeemable preferred shares (par value of US$0.0001 per share; 5,597,354 shares and nil authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)		48,975,456	—
Series C-2 convertible redeemable preferred shares (par value of US$0.0001 per share; 1,861,121 shares and nil authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)		18,999,999	—
Series C-3 convertible redeemable preferred shares (par value of US$0.0001 per share; 4,452,441 shares and nil authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)		50,000,000	—
Total mezzanine equity		154,449,407	—
Shareholders’ equity (deficit):
Ordinary shares (par value of US$0.0001 per share; 640,000,000 shares authorized, and 16,603,070 shares issued and outstanding as of December 31, 2020; and 640,000,000 shares authorized, 54,595,667 shares issued and outstanding as of December 31, 2021)		1,889	5,627
Treasury shares, at cost (Nil and 94,074 shares as of December 31, 2020 and 2021, respectively)	16	—	(619,605)
Subscriptions receivable from shareholders		(7,172,192)	—
Additional paid-in capital		23,786,652	336,099,931
Accumulated other comprehensive income (loss)		(350,981)	(93,981)
Accumulated deficit		(105,655,324)	(178,833,259)
Total shareholders’ equity (deficit)		(89,389,956)	156,558,713
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)		84,262,737	189,510,726

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

		For the years ended
		December 31,
	Notes	2019	2020	2021
		US$	US$	US$

Licensing and collaboration revenue	10	480,000	700,913	10,175,258
Expenses
Research and development expenses		(16,211,750)	(33,538,035)	(68,099,385)
Third parties		(10,507,444)	(23,645,740)	(55,020,367)
Related parties		(5,704,306)	(9,892,295)	(13,079,018)
Administrative expenses		(3,437,900)	(10,314,536)	(14,439,962)
Loss from operations		(19,169,650)	(43,151,658)	(72,364,089)
Interest income		922,680	629,288	76,166
Interest expense		(138,096)	(202,165)	(363,762)
Other income		723,476	971,949	1,778,822
Foreign exchange gain (loss), net		21,867	(644,693)	(603,459)
Change in fair value of warrant liabilities	8	1,207,415	—	—
Loss before income tax		(16,432,308)	(42,397,279)	(71,476,322)
Income tax expense	11	—	—	(1,701,613)
Net loss attributable to Adagene Inc.’s shareholders		(16,432,308)	(42,397,279)	(73,177,935)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		65,799	(6,087)	257,000
Total comprehensive loss attributable to Adagene Inc.’s shareholders		(16,366,509)	(42,403,366)	(72,920,935)
Net loss attributable to Adagene Inc.’s shareholders		(16,432,308)	(42,397,279)	(73,177,935)
Accretion of convertible redeemable preferred shares to redemption value	8	(246,184)	(248,113)	(28,553)
Net loss attributable to ordinary shareholders		(16,678,492)	(42,645,392)	(73,206,488)
Weighted average number of ordinary shares used in per share calculation:
—Basic	12	15,178,232	15,950,698	50,032,009
—Diluted	12	15,178,232	15,950,698	50,032,009
Net loss per ordinary share
—Basic	12	(1.10)	(2.67)	(1.46)
—Diluted	12	(1.10)	(2.67)	(1.46)

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

					Subscriptions		Accumulated
	Ordinary shares		Treasury shares		receivable	Additional	other		Total
	Number of		Number of		from	paid‑in	comprehensive	Accumulated	shareholders’
	shares	Amount	shares	Amount	shareholders	capital	loss	deficit	equity (deficit)
		US$		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2019	15,159,136	1,516	—	—	(197,068)	6,405,318	(410,693)	(46,825,737)	(41,026,664)
Net loss	—	—	—	—	—	—	—	(16,432,308)	(16,432,308)
Other comprehensive income	—	—	—	—	—	—	65,799	—	65,799
Exercise of share options (Note 9)	34,000	3	—	—	—	18,697	—	—	18,700
Share-based compensation	—	—	—	—	—	611,711	—	—	611,711
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	(246,184)	—	—	(246,184)
Balance as of December 31, 2019	15,193,136	1,519	—	—	(197,068)	6,789,542	(344,894)	(63,258,045)	(57,008,946)
Net loss	—	—	—	—	—	—	—	(42,397,279)	(42,397,279)
Other comprehensive income (loss)	—	—	—	—	—	—	(6,087)	—	(6,087)
Exercise of share options (Note 9)	3,694,934	370	—	—	(6,975,124)	7,115,682	—	—	140,928
Share-based compensation	—	—	—	—	—	10,129,541	—	—	10,129,541
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	(248,113)	—	—	(248,113)
Balance as of December 31, 2020	18,888,070	1,889	—	—	(7,172,192)	23,786,652	(350,981)	(105,655,324)	(89,389,956)
Net loss	—	—	—	—	—	—	—	(73,177,935)	(73,177,935)
Other comprehensive income	—	—	—	—	—	—	257,000	—	257,000
Exercise of share options (Note 9)	233,957	23	—	—	—	226,758	—	—	226,781
Issuance of ordinary shares under performance incentive plan (Note 9)	23,734	2	—	—	—	416,749	—	—	416,751
Subscription from shareholders	—	—	—	—	381,282	—	—	—	381,282
Share-based compensation	—	—	—	—	—	18,679,658	—	—	18,679,658
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	(28,553)	—	—	(28,553)
Conversion of convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering (“IPO”)	27,249,824	2,725	—	—	—	154,475,235	—	—	154,477,960
Issuance of ordinary shares upon IPO, net of issuance cost	10,571,375	1,057	—	—	—	147,094,280	—	—	147,095,337
Purchase of treasury shares under share repurchase program (Note 16)	—	—	(295,174)	(2,361,576)	—	—	—	—	(2,361,576)
Retirement of treasury shares (Note 16)	(201,100)	(20)	201,100	1,741,971	—	(1,750,041)	—	—	(8,090)
Surrender of ordinary shares for repayment of promissory notes (Note 9)	(491,119)	(49)	—	—	6,790,910	(6,800,807)	—	—	(9,946)
Balance as of December 31 December 31, 2021	56,274,741	5,627	(94,074)	(619,605)	—	336,099,931	(93,981)	(178,833,259)	156,558,713

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	For the years ended
	December 31,
	2019	2020	2021
	US$	US$	US$
Cash flows from operating activities:
Net loss	(16,432,308)	(42,397,279)	(73,177,935)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	816,686	858,408	1,125,032
Loss (gain) on disposal of property, equipment and software	(1,841)	327	18,973
Share-based compensation	611,711	10,129,541	18,679,658
Change in fair value of warrant liabilities	(1,207,415)	—	—
.Interest income on promissory notes	—	—	(9,946)
Foreign exchange loss (gain), net	(21,867)	644,693	603,459
Changes in operating assets and liabilities:
Accounts receivable, net	(480,000)	480,000	(3,000,000)
Prepayments and other current assets	111,516	(2,337,011)	(231,287)
Amount due from related parties	(704,253)	1,300,790	(4,374,274)
Other non-current assets	(38,040)	(13,292)	(24,210)
Accounts payable	153,737	1,097,261	1,511,640
Contract liabilities	993,378	(267,842)	4,774,464
Amount due to related parties	(1,778,469)	639,579	7,930,703
Accruals and other current liabilities	(34,277)	1,243,150	1,057,491
Income tax payable	—	—	1,657,450
Deferred tax liabilities	—	—	44,163
Other non-current liabilities	(142,114)	91,955	—
Net cash used in operating activities	(18,153,556)	(28,529,720)	(43,414,619)
Cash flows from investing activities:
Placement of short-term investments	(19,000,000)	—	—
Withdrawal of short-term investments	44,000,000	8,000,000	—
Proceeds from disposal of property, equipment and software	7,697	7,930	—
Purchase of property, equipment and software	(151,829)	(935,199)	(2,509,926)
Net cash generated from (used in) investing activities	24,855,868	7,072,731	(2,509,926)
Cash flows from financing activities:
Proceeds from borrowings	2,651,874	6,083,650	4,386,860
Proceeds from issuance of convertible redeemable preferred shares and warrants	68,999,999	—	—
Proceeds from share subscriptions	—	—	381,282
Proceeds from exercise of share options	459,796	140,928	231,521
Proceeds from initial public offering, net of underwriting commissions	—	—	149,411,950
Repayment of borrowings	(2,417,192)	(1,063,670)	(5,089,717)
Payment of initial public offering costs	—	(721,532)	(1,595,088)
Purchase of treasury shares under stock repurchase program	—	—	(2,361,576)
Costs for retirement of treasury shares	—	—	(8,090)
Net cash generated from financing activities	69,694,477	4,439,376	145,357,142
Effect of exchange rate on cash and cash equivalents	77,544	(364,177)	(192,352)
Net increase in cash and cash equivalents	76,474,333	(17,381,790)	99,240,245
Cash and cash equivalents at the beginning of year	16,058,455	92,532,788	75,150,998
Cash and cash equivalents at the end of year	92,532,788	75,150,998	174,391,243
Supplemental cash flow disclosures:
Interest paid	142,058	202,165	359,569
Non-cash activities:
Accretion of convertible redeemable preferred shares to redemption value	246,184	248,113	28,553
Conversion of preferred shares	—	—	154,477,960
Payables for deferred initial public offering cost	—	2,276,183	—
Retirement of treasury shares	—	—	1,741,971
Surrender of ordinary shares for repayment of promissory notes	—	—	6,800,856

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2019, 2020 AND 2021

1. ORGANIZATION AND BASIS OF PRESENTATION

Adagene Inc. (the “Company”) is a limited liability company incorporated in the Cayman Islands on February 25, 2011. The Company, together with its subsidiaries (collectively, the “Group”), are principally engaged in research, development and production of monoclonal antibody drugs for cancers.

On February 8, 2021, the Company’s registration statement relating to its initial public offering (“IPO”) of its American Depositary Shares (“ADSs”) was declared effective by the Securities and Exchange Commission (“SEC”) and the shares of its ADSs began trading on the NASDAQ Global Market on February 9, 2021. The public offering price of the ADSs sold in the IPO was $19.00 per ADS. The IPO closed on February 11, 2021, pursuant to which the Company issued 8,457,100 ADSs, including the exercise in full of the underwriters’ option to purchase 1,103,100 additional ADSs from the Company. The Company received net proceeds of approximately $145.9 million, after underwriting discounts, commissions and estimated offering expenses. Each ADS represents one and one quarter (1.25) ordinary shares of the Company. Upon the completion of the IPO, all outstanding shares of the convertible redeemable preferred shares were converted into ordinary shares.

As of December 31, 2021, the Company’s principal subsidiaries are as follows:

			Percentage of legal
	Date of	Place of	ownership
Entity	incorporation	incorporation	by the Company	Principal activities
Adagene (Hong Kong) Limited	December 12, 2011	Hong Kong	100%	Investment holding
Adagene Incorporated	September 20, 2017	The United States of America	100%	Research and development of innovative medicines
Adagene (Suzhou) Limited	February 28, 2012	The People’s Republic of China (“PRC” or “China”)	100%	Research and development of innovative medicines
Adagene Australia PTY Ltd.	May 30, 2018	Australia	100%	Research and development of innovative medicines
Adagene PTE. Ltd.	March 27, 2020	Singapore	100%	Research and development of innovative medicines
Adagene AG	August 31, 2020	Switzerland	100%	Research and development of innovative medicines

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, licensing and collaboration revenue recognition, research and development expense allocation, the useful lives and impairment of long-lived assets, tax valuation allowance, and share-based compensation expenses. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency translation

The functional currency of the Company, Adagene (Hong Kong) Limited, Adagene Incorporated and Adagene PTE. Ltd. is the United States dollar (“US$”). The functional currency of the Company’s PRC subsidiary is Renminbi (“RMB”). The functional currency of the Company’s Australian subsidiary is Australian dollar (“AU$”). The functional currency of the Company’s Swiss subsidiary is Swiss Franc (“CHF”). The determination of the respective functional currency is based on the criteria stated in Accounting Standard Codification (“ASC”) 830, Foreign Currency Matters. The Company uses US$ as its reporting currency. The financial statements of the Company’s PRC, Australian and Swiss subsidiaries are translated from the functional currency to the reporting currency.

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

Accounts receivable and allowance for doubtful accounts

Account receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. Accounts receivable is carried at net realizable value. An allowance for doubtful accounts is recorded in the period when collection of the amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and other factors. Accounts receivable is written off when management determines a balance is uncollectable after all collection efforts have ceased.

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

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

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

The carrying amounts of cash and cash equivalent, accounts receivable, amounts due to related parties and other current assets, accounts payable, amounts due to related parties, accrued liabilities and other current liabilities and short-term borrowings approximate their fair values because of their generally short maturities. The carrying amount of long-term borrowings approximate their fair values since they bear interest rates which approximate market interest rates.

The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2020 or 2021.

The Group had no financial assets and liabilities measured and recorded at fair value on a nonrecurring basis as of December 31, 2020 and 2021.

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

No impairment loss was recorded for the years ended December 31, 2019, 2020 and 2021.

Segment reporting

In accordance with ASC 280, Segment Reporting, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages it business as a single segment. No geographical segments are presented as a substantial portion of the Group’s long-lived assets are located in the PRC with the exception of certain laboratory and electronic equipment which are located in the U.S.

Revenue recognition

At contract inception of collaboration and out-licensing arrangements, the Group analyzes its arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Group first determines which elements of the collaboration are deemed to be within the scope of ASC 808 and those that are reflective of a vendor-customer relationship and therefore within the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently. Under the criteria of ASC 606, the Group recognizes revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

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

Research and Development Services: The portion of the transaction price allocated to research and development services performance obligations is deferred and recognized at a point in time as delivery of such services occurs.

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

During the years ended December 31, 2019 and 2020, no milestone payments or royalty payments were received. During the year ended December 31, 2021, milestone payment was received, but no royalty payments were received. Substantially all of the Group’s revenue has been derived from its out-licensing agreements with respect to licensed products such as DNA sequences, cell lines, etc., and such revenues are recognized when the customer obtains control of the licensed product, which occurs at a point in time, upon delivery to the customer.

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

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, and (4) other research and development expenses. Research and development costs are expensed as incurred when the related research and development services are provided to the Group and the resulting assets, if any, have no alternative future uses. As of December 31, 2020 and 2021, the Group had several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at the Group’s option. The Group did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2020 or 2021 as the Group did not have any plan to cancel the existing CRO or CMO contracts.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the governments. The Group’s PRC based subsidiary received government subsidies from certain local government. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has set certain conditions for the subsidies. Other subsidies are the subsidies that the local government has not set any conditions and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. These specific subsidies are recorded as other non-current liabilities upon receipt and are recognized as other income when the conditions are met. Other subsidies are recognized as other income upon receipt as further performance by the Group is not required. Government subsidies of US$0.7 million, US$0.8 million and US$1.4 million were received and recognized as other income during the years ended December 31, 2019, 2020 and 2021, respectively.

In addition, the Group’s Australian subsidiary received research and development tax incentive from the Australian Taxation Office. The tax incentive was recognized as other income upon receipt as the incentive was not dependent upon having a tax liability and further performance by the Group was not required.

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

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income (loss) of the Group includes foreign currency translation adjustments related to the Group and its subsidiaries whose functional currency is not US$.

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

Share-based compensation

The Company grants restricted shares and stock options to eligible employees and nonemployees and accounts for share-based compensation in accordance with ASC 718, Compensation-Stock Compensation.

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

Net loss per share

In accordance with ASC 260, Earnings Per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible redeemable preferred shares were participating securities because they were entitled to receive dividends or distributions on an as converted basis. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic net loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group.

Employee defined contribution plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of US$1,145,165 , US$622,377 and US$2,223,493 for the years ended December 31, 2019 , 2020 and 2021, respectively.

Concentration of risks

Concentration of credit risk

As of December 31, 2020 and 2021, the amount of cash and cash equivalents of US$3,424,456 and US$3,650,474 respectively, were held at major financial institutions located in Mainland China, and US$71,726,542 and US$170,740,769,respectively, were deposited with major financial institutions located outside of Mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable is typically unsecured and denominated in US$ and is derived from revenues earned from customers. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of suppliers

A significant portion of the Group’s research and development services were purchased from one supplier group, who collectively accounted for 23.13%,21.51% and 18.45%of the Group’s total research and development services purchases for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Foreign currency exchange rate risk

A significant portion of the Group’s businesses are transacted in RMB, which is not a freely convertible currency. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of approximately 6.5% and 2.29% in the years ended December 31, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The functional currency and the reporting currency of the Company are the US$. However, the Group incurs portions of our expenses, and derives revenues, in currencies other than US$, in particular, the RMB. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, expenses, losses and financial position, and the value of any dividends payable on the American Depositary Shares in US$.

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

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, FASB issued ASU No. 2018-10 (“ASU 2018-10”), Codification Improvements to Topic 842, Leases, which clarifies certain aspects of the guidance issued in ASU 2016-02; and ASU No. 2018-11 (“ASU 2018-11”), Leases (Topic 842): Targeted Improvements, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). Further, FASB issued ASU No. 2020-05 (“ASU 2020 05”), Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which extends the adoption date for certain entities. For the Group, the updated guidance is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Group does not plan to early adopt the new lease standards and the Group expects that applying the ASU 2016-02 would materially increase the assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, with an immaterial impact on its consolidated statements of comprehensive loss and consolidated statements of cash flows.

In June 2016, FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. The Group does not plan to early adopt ASU 2016-13 and is currently in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In November 2018, FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606. This update clarifies that certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer and precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. The update is effective in fiscal years beginning after December 15, 2021, and interim periods therein, and early adoption is permitted for entities that have adopted ASC 606. This guidance should be applied retrospectively to the date of initial application of Topic 606. The Group elected to early adopt this ASU and applied this guidance retrospectively to all periods presented. The impact of this ASU to the consolidated financial statements is immaterial.

In December 2019, FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income Taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2022, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Group does not plan to early adopt ASU 2019-12 and is currently evaluating the impact on its financial statements of adopting this guidance.

In August 2020, FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt—Debt with Conversion and Other Options, for convertible instruments and also increases information transparency by making disclosure amendments. The standard is effective for private companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact of this accounting standard update on its condensed consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

	As of
	December 31,
	2020	2021
	US$	US$
Accounts receivable	—	3,000,000
Allowance for doubtful accounts	—	—
	—	3,000,000

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021
	US$	US$
Prepayments	1,907,781	1,562,177
Deposits(a)	1,646,446	1,873,843
Others	259,757	619,901
	3,813,984	4,055,921

Note (a): The deposits represented the amounts that the Group paid to its CRO vendors for various outsourced research and development programs according to the terms of respective CRO agreements. The Group expects to recover the deposits if the programs fail or the agreements are cancelled.

5. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of December 31,
	2020	2021
	US$	US$
Machinery and laboratory equipment	4,150,822	5,252,399
Leasehold improvements	915,208	1,152,743
Electronic equipment	962,684	1,863,956
Furniture and tools	106,492	81,467
Vehicles	126,764	87,680
Software	95,586	371,636
Total property, equipment and software	6,357,556	8,809,881
Less: accumulated depreciation and amortization	(4,290,431)	(5,322,264)
Net book value	2,067,125	3,487,617

Depreciation and amortization expenses recognized for the years ended December 31, 2019, 2020 and 2021 were US$816,686 , US$858,408, and US$1,125,032 respectively.

6. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued liabilities and other current liabilities consisted of the following:

	As of December 31,
	2020	2021
	US$	US$
Professional service fees	3,459,430	935,434
Payroll and related liabilities	2,390,025	3,229,794
Utility and maintenance	459	8,685
Other taxes and surcharge	63,919	62,270
Others	145,664	143,060
	6,059,497	4,379,243

7. BORROWINGS

	As of December 31,
	2020	2021
	US$	US$
Current
Short-term borrowings:
Bank loans	3,831,476	3,121,226
Current portion of long-term borrowings	1,183,926	1,376,319
Total current borrowings	5,015,402	4,497,545
Non-Current
Long-term borrowings:
Bank loans	2,965,563	2,991,829
Total non-current borrowings	2,965,563	2,991,829
Total borrowings	7,980,965	7,489,374

Short-term borrowings

In September 2019, the Group borrowed a loan with amount of RMB5,000,000 (equivalent to approximately US$766,295) from Bank of Ningbo Co., Ltd. for a term of one year at the interest rate of 4.35% per annum. The borrowing was repaid in September 2020.

In June 2020, the Group borrowed a loan with the amount of RMB10,000,000 (equivalent to approximately US$1,532,591) from Agricultural Bank of China Limited for a term of one year at the interest rate of 4.2% per annum. The borrowing was repaid in June 2021.

In September 2020, the Group borrowed a loan with the amount of RMB5,000,000 (equivalent to approximately US$766,295) from Bank of Ningbo Co., Ltd. for a term of one year at the interest rate of 4.2% per annum. The borrowing was repaid in September 2021.

In November 2020, the Group borrowed a loan with the amount of RMB5,000,000 (equivalent to approximately US$770,962) from China Merchants Bank Co., Ltd. for a term of one year at the interest rate of 4.1% per annum. The borrowing was repaid in November 2021.

In November 2020, the Group borrowed another loan with the amount of RMB5,000,000 (equivalent to approximately US$770,962) from China Merchants Bank Co., Ltd. for a term of one year at the interest rate of 4.1% per annum. The borrowing was also repaid in November 2021.

In June 2021, the Group borrowed a loan with the amount of RMB9,900,000 (equivalent to approximately US$1,552,771) from Agricultural Bank of China Limited for a term of one year at the interest rate of 4.05% per annum.

In August 2021, the Group borrowed another loan with the amount of RMB10,000,000 (equivalent to approximately US$1,568,455) from Agricultural Bank of China Limited for a term of one year at the interest rate of 4.05% per annum.

Long-term borrowings

In February 2019, the Group borrowed a loan with the amount of RMB7,500,000 (equivalent to approximately US$1,176,342) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 5.46% per annum. The Group repaid RMB375,000 (equivalent to approximately US$58,817) in 2019, RMB1,250,000 (equivalent to approximately US$196,057) in 2020,and RMB3,375,000 (equivalent to approximately US$529,354) in 2021. As of December 31, 2020 and 2021, RMB3,375,000 (equivalent to approximately US$529,354) and RMB2,500,000 (equivalent to approximately US$392,114) repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In June 2019, the Group borrowed a loan with the amount of RMB6,000,000 (equivalent to approximately US$941,074) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 5.23% per annum. The Group repaid RMB300,000 (equivalent to approximately US$47,054) in 2019, RMB1,000,000 (equivalent to approximately US$156,846) in 2020, and RMB2,700,000 (equivalent to approximately US$423,483) in 2021. As of December 31, 2020 and 2021, RMB2,700,000 (equivalent to approximately US$423,483) and RMB2,000,000 (equivalent to approximately US$313,691) repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In September 2020, the Group borrowed a loan with the amount of RMB16,500,000 (equivalent to approximately US$2,587,952) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.27% per annum.The Group repaid RMB1,650,000 (equivalent to approximately US$258,796) in 2021. As of December 31, 2020 and 2021, RMB1,650,000 (equivalent to approximately US$258,796) and RMB3,850,000 (equivalent to approximately US$603,855) repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In September 2021, the Group borrowed a loan with the amount of RMB8,500,000 (equivalent to approximately US$1,333,186) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.05% per annum. As of December 31, 2021, RMB425,000 (equivalent to approximately US$66,659) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets.

As of December 31, 2021 and 2020, none of the Group’s borrowings were collateralized or had covenants in the respective loan agreements.

Future maturities of short-term borrowings and long-term borrowings

Future principal maturities of short-term borrowings and long-term borrowings as of December 31, 2020 and 2021 were as followings:

	As of December 31,
	2020	2021
	US$	US$
2021	5,015,402	—
2022	1,279,713	4,497,545
2023	1,685,850	1,858,619
2024	—	1,133,210
	7,980,965	7,489,374

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

Upon completion of the IPO on February 11, 2021, each of the then outstanding Series A Preferred Shares, Series B Preferred Shares, and Series C Preferred Shares (collectively the “Preferred Shares”) was automatically converted into one ordinary share.

The key features of Preferred Shares were as follows:

Dividends

Each holder of the Preferred Shares would be entitled to receive non-cumulative dividends when declared by the Board of Directors prior and in preference to ordinary shareholders. The dividend should be paid at the rate of 6% of the original issue price per share per annum on each Preferred Shares in the sequence of Series C Preferred Shares and Preferred Shares other than the Series C Preferred Shares. After the preferential dividends relating to the Preferred Shares were paid in full or declared and set apart in any fiscal year of the Company, any additional dividends out of funds or assets legally available therefore may be declared in that fiscal year for the Shares and, if such additional dividends were declared, the preferred shareholders shall be entitled to participate on an as converted-basis pro-rata in any dividends or distributions paid to the ordinary shareholders.

Voting

Each Preferred Share had voting rights equivalent to the number of ordinary shares to which it was convertible at the record date. The Preferred Shares shall vote separately as a class with respect to certain specified matters. Otherwise, the preferred shareholders and ordinary shareholders shall vote together as a single class.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, or the cessation of the business of the Company or of a substantial portion of the business of the Company, whether voluntary or involuntary, or any deemed liquidation event (unless waived by the preferred shareholders), the preferred shareholders would be entitled to receive a per share amount equal to 100% of the original issue price of the respective series of the Preferred Shares, in the sequence of Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares. After such liquidation amounts were paid in full, the preferred shareholders were entitled to receive a simple interest accruing on each Preferred Share at 6% of its original issue price per annum from the date of issuance of such Preferred Share to the date of distribution of such amount, in the sequence of Series C Preferred Shares, Series B Preferred Shares and Series A Preferred Shares. After such interest amounts were paid in full, any remaining funds or assets of the Company legally available for distribution to shareholders shall be distributed on a pro rata basis among the preferred shareholders, on an as-converted basis, together with the ordinary shareholders.

Conversion

Each Preferred Share might be converted at any time into ordinary shares at the option of the preferred shareholders based on the then-effective conversion price. The initial conversion ratio was 1:1, subject to adjustment in the event of share splits, share combinations, ordinary share dividends or distributions, other dividends, reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions, or dilutive issuance.

All Preferred Shares would be converted automatically into ordinary shares at the then effective applicable conversion price upon the earlier of a Qualified Public Offering (public offering of the Company’s shares with an offering price (exclusive of underwriting commissions and expenses) that reflected a market capitalization (immediately prior to the public offering) of not less than US$650,000,000 and with an aggregate proceeds of no less than US$75 million) or a date specified by written consent or agreement of the holders of at least 80% of the voting power of the then outstanding Preferred Shares.

Redemption

The Preferred Shares were redeemable upon request by the holders of the majority outstanding Preferred Shares if the Company failed to consummate a Qualified Public Offering or completed a deemed liquidation event on or before March 31, 2025 at the redemption price equal to the original issue price plus any declared but unpaid dividends.

Accounting for Preferred Shares

The Preferred Shares were classified as mezzanine equity in the consolidated balance sheets because they were contingently redeemable upon the occurrence of an event outside of the Company’s control (e.g. the Company not achieving a Qualified Public Offering or a deemed liquidation event before March 31, 2025 (“Target QIPO Date”)). The Preferred Shares were determined to be mezzanine equity with no embedded feature to be bifurcated and no beneficial conversion features to be recognized. The Preferred Shares were initially recorded at their respective issuance date fair value, net of issuance cost and fair value allocated to the detachable warrants. The Company did not incur material issuance cost for any Preferred Shares issued.

Prior to the IPO, the Company concluded that the Preferred Shares were not redeemable, but were probable to become redeemable. The Company accreted changes in the redemption value over the period from the date of issuance to the earliest redemption date for the year ended December 31, 2020, and to the IPO date for the year ended December 31, 2021, using the interest method. No accretion charge was recorded as the redemption value was fixed to original issue price for the periods presented, except for Series C-1 Preferred Shares issued with detachable warrants.

Modification of Preferred Shares

The Company made several amendments to the Preferred Shares, mainly including: 1) added redemption rights for Series A Preferred Shares upon the issuance of the Series B Preferred Shares; and 2) extended the Target QIPO Date upon the issuance of the Series C-1 Preferred Shares and the Series C-3 Preferred Shares. These amendments were accounted for as modifications rather than extinguishments as the fair values of these Preferred Shares immediately after the amendments were not significantly different from their respective fair values immediately before the amendment. When Preferred Shares are modified and such modification results in value transfer between preferred shareholders and ordinary shareholders, the value transferred is treated as a deemed dividend to or deemed contribution from the preferred shareholders.

The Company’s Preferred Shares activities for the periods presented were summarized below:

Mezzanine equity	Series A-1	Series A-2	Series B	Series C-1	Series C-2	Series C-3	Total
	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2018	5,473,957	3,000,000	27,999,995	48,481,159	—	—	84,955,111
Issuance of Series C-2 Preferred Shares	—	—	—	—	18,999,999	—	18,999,999
Issuance of Series C-3 Preferred Shares	—	—	—	—	—	50,000,000	50,000,000
Accretion of Series C-1 Preferred Shares to redemption value	—	—	—	246,184	—	—	246,184
Balance as of December 31, 2019	5,473,957	3,000,000	27,999,995	48,727,343	18,999,999	50,000,000	154,201,294
Accretion of Series C-1 Preferred Shares to redemption value	—	—	—	248,113	—	—	248,113
Balance as of December 31, 2020	5,473,957	3,000,000	27,999,995	48,975,456	18,999,999	50,000,000	154,449,407
Accretion of Series C-1 Preferred Shares to redemption value				28,553			28,553
Conversion of Preferred Shares to Ordinary Shares	(5,473,957)	(3,000,000)	(27,999,995)	(49,004,009)	(18,999,999)	(50,000,000)	(154,477,960)
Balance as of December 31, 2021	—	—	—	—	—	—	—

The warrants were to subscribe for Series C-2 Preferred Shares and had expired on April 1, 2019, which were freestanding instruments and classified as liabilities in accordance with ASC 480. The warrants were initially recognized at fair value, with subsequent changes in fair value recorded in earnings. The Company recognized gains from the decrease in fair value of the warrants of US$1,207,415 for the year ended December 31, 2019.

9. SHARE-BASED COMPENSATION

On November 7, 2015, the Company adopted a share incentive plan (the “2015 Plan”). Under the 2015 Plan, the Company’s Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted shall be 4,336,126. In September 2017, the Company replaced the 2015 Plan with the amended and restated share incentive plan (the “2017 Plan”) and increased the maximum number of shares issuable to 6,336,126. In December 2019, the Company replaced the 2017 Plan with the second amended and restated share incentive plan (the “2019 Plan”) and further increased the maximum number of shares issuable to 11,391,131. The terms of the 2015 Plan, 2017 Plan and 2019 Plan are substantially the same other than the maximum aggregate number of shares the Company may issue under the respective plan.

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

Share options containing both service conditions and performance conditions granted to each grantee under the share incentive plan shall become eligible for vesting upon the occurrence of their applicable performance conditions (including but not limited to the occurrence of an IPO, the completion of business and operational goals, etc.).

On August 15, 2020, pursuant to a board resolution, 184,692 share options that granted to a senior management was modified and the vesting period of such share options was shortened from 5 years to 4 years. Since the fair value of the modified award was lower than the fair value of the original award immediately before the modification, no incremental compensation cost was recognized for the modification during the year ended December 31, 2021.

On November 9, 2020, the Company passed a board resolution to waive the vesting schedules and conditions of 2,375,000 share options granted to certain management members. Pursuant to this board resolution, these management members exercised all related share options at the original exercise price per share ranging from US$1.83 to US$2.26. As a result, 2,375,000 ordinary shares were issued to these management members. These management members paid the exercise price by issuing recourse promissory notes in the total amount of US$5,197,650. The Company had the repurchase right to buy back such shares at the original exercise price if the grantees did not meet the original vesting conditions. The Company assessed and considered that in accordance with guidance set out in ASC 718-10-55-31, given such arrangement allows the shares received on exercise be returned to the Company if the original vesting conditions are not satisfied, there has been no substantial change to the vesting conditions and the Company shall continue to account for the share awards in accordance with their original terms. As of December 31, 2021, there were 1,585,000 shares unvested according to the original vesting conditions.

On January 16, 2021, the Company passed a board resolution whereby certain management members surrendered a total of 491,119 ordinary shares as repayment for their respective promissory notes issued in connection with the exercising of options granted to them. In the meantime, the Company further granted these management members the right to repurchase the surrendered shares by way of new option grants with an exercise price of US$13.85 per share. The fair values of these share options were US$7.85 per option, determined by using the binomial option valuation model. The share-based compensation expense related to these share options were recognized immediately upon grants.

Pursuant to the same board resolution, the 2021 Performance Incentive Plan (the “2021 Plan”) was also adopted, under which an aggregate of 2,994,000 ordinary shares shall be reserved for issuance, and the share limit will automatically increase on the first trading day in January of each year (commencing with 2022) by an amount equal to (1) 5% of the total number of the Company’s outstanding ordinary shares on December 31 of the prior year, or (2) such lesser number as determined by the board of directors. From March 12, 2021 to December 22, 2021, pursuant to the 2021 Plan, a total of 1,303,000 share options were granted to certain employees by 15 batches, with exercise price ranging from US$5.92 to US$17.56, respectively. In addition, 23,734 ordinary shares were issued to certain management personnel on March 16, 2021 pursuant to the 2021 Plan.

As of December 31, 2020 and 2021, among all the share options granted to date, 2,178,808 and 2,483,808 share options contained both service conditions and performance conditions, respectively. All other share options granted contain only service conditions.

			Weighted‑
			Average	Weighted
		Weighted‑	Grant	Average
		Average	Date	Remaining	Aggregate
	Number of	Exercise	Fair	Contractual	Intrinsic
	Options	Price	Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Outstanding at December 31, 2018	574,328	0.30	2.80	7.14	3,734,644
Granted	372,500	1.26	5.46	—	—
Exercised	(34,000)	0.55	5.71	—	—
Forfeited	(46,800)	1.22	5.75	—	—
Outstanding at December 31, 2019	866,028	0.65	3.67	7.27	6,328,171
Granted	6,313,373	2.00	7.01	—	—
Exercised	(3,694,934)	1.93	6.55	—	—
Forfeited	(190,000)	1.70	6.91	—	—
Outstanding at December 31, 2020	3,294,467	1.75	6.65	8.78	33,410,968
Granted	1,894,119	12.31	8.39	—	—
Exercised	(233,958)	0.99	5.13	—	—
Forfeited	(145,550)	3.02	7.71	—	—
Outstanding at December 31, 2021	4,809,078	5.91	7.38	8.68	2,619,574
Vested and expected to vest at December 31, 2021	4,809,078	5.91	7.38	8.68	2,619,574
Exercisable at December 31, 2020	393,424	0.75	4.46	6.68	4,859,836
Exercisable at December 31, 2021	1,486,318	5.87	7.05	8.20	874,180

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The aggregate fair value of the equity awards vested during the years ended December 31, 2019, 2020, and 2021 was US$366,113, US$8,430,085 and US$13,833,856, respectively. As of December 31, 2021, the total unrecognized employee share-based compensation expense was US$30,607,079, all of which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost will be recognized over a weighted-average period of 2.72 years as of December 31, 2021.

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

The assumptions used to estimate the fair value of the share options granted were as follows:

	For the years ended
	December 31,
	2019	2020	2021
Risk‑free interest rate	1.78% - 2.73%	0.68% - 0.83%	1.11% - 1.67%
Dividend yield	0%	0%	0%
Expected volatility range	67.5% - 71.0%	72.3% - 73.4%	73.1% - 75.5%
Exercise multiple	2.2 - 2.8	2.2 - 2.8	2.2 - 2.8
Contractual life	10 years	10 years	10 years

Total share-based compensation expenses recognized for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Research and development expenses	404,620	6,472,083	13,582,746
Administrative expenses	207,091	3,657,458	5,096,912
Total share‑based compensation expenses	611,711	10,129,541	18,679,658

Up to the date of the issuance of the consolidated financial statements for the year ended December 31, 2020, some proceeds of the subscription capital arising from the exercise of vested share options by certain employees remained outstanding and such amount was presented as subscriptions receivable, a contra-equity balance on the consolidated balance sheets as of December 31,2020,which was subsequently settled in 2021.

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

For the year ended December 31, 2018, the Group recognized revenue of RMB10,000,000 (equivalent to approximately US$1,511,168) for this agreement. No additional revenue was recognized for the years ended December 31, 2019, 2020 and 2021.

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

In the event that the failure of the development of the product candidate solely arises from the Group’s research and development basis specified under this agreement, Dragon Boat has the right to claim back all the payment made to the Group. The risk of failure is considered remote upon recognition of revenue.

For the year ended December 31, 2019, no revenue was recognized for this agreement since the licensed product has not been transferred to Dragon Boat.

As of December 31, 2020, upfront fee of RMB4,000,000 (equivalent to approximately US$573,378) that was received by the Group was recorded as contract liabilities in the consolidated balance sheets, as the performance obligation had not been satisfied by the Group and no revenue was recognized.

During the year ended December 31, 2021, milestone fee of RMB4,000,000 (equivalent to approximately US$620,011) was received related to the launch of pre-clinical safety evaluation animal test and the receipt of IND approval in PRC. For the year ended December 31, 2021, a total of RMB8,000,000 (equivalent to approximately US$1,240,022), including the aforementioned upfront fee and milestone fee were recognized as licensing revenue in the consolidated statement of comprehensive loss as the performance obligation was satisfied by the Group and certain milestone events were achieved.

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

For the year ended December 31, 2021, the Group did not enter into new agreements with Signal Pharmaceuticals LLC or recognize any additional revenue.

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

ADCT Collaboration Agreement

Pursuant to the ADCT Collaboration Agreement, the Group agreed to generate masked antibodies with respect to up to two exclusive targets selected by ADC Therapeutics. Upon our delivery of certain initial results, ADC Therapeutics has the option to license the Group’s technology with respect to one or both targets as further detailed below. ADC Therapeutics has not yet exercised such options as of December 31, 2021.

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

For the year ended December 31, 2019, no revenue was recognized as no performance obligation was satisfied.

For the year ended December 31, 2020, the Group recognized US$225,000 of licensing revenue upon delivery of such results. For the year ended December 31, 2020, the Group recognized US$100,000 as other income due to the expiration of exclusive target reservation right, which is not related to the Group’s major operation activity.

For the year ended December 31, 2021, the Group recognized US$225,000 of licensing revenue upon delivery of additional research results.

Exelixis, Inc. Agreement

In February 2021, the Group entered into a collaboration and license agreement (the “Exelixis Agreement”) with Exelixis, Inc. (“Exelixis”), pursuant to which the Group agreed to generate masked antibodies with its SAFEbody technology against an initial target selected and a second target to be selected by Exelixis. The Group will generate masked antibodies in the form of alternative compounds in accordance with the program plan for each target at its own cost and deliver the related data packages to Exelixis. Exelixis will select lead compounds (the “Lead Compounds”) to further develop, obtain regulatory approval and commercialize product(s) for each target (the “Products under the Exelixis Agreement”). Under the Exelixis Agreement, the Group will also grant Exelixis an exclusive, worldwide, sublicensable license (the “Adagene License”) upon delivery of the data package to research, develop, make, have made, sell, offer for sale, import and commercialize products containing the masked antibodies to be generated by the Group with respect to both targets. Exelixis will own the inventions relating to the Lead Compounds arising in connection with the Exelixis Agreement.

The Exelixis Agreement will remain effective until the expiration of the defined royalty terms of the Products under the Exelixis Agreement, unless terminated by either party. Exelixis may terminate the Exelixis Agreement for any or no reason, in its entirety or on a target-by-target basis. Any payment received by the Group before the termination shall be non-refundable.

Under the Exelixis Agreement, Exelixis agreed to pay the Group an upfront non-refundable fee of US$11,000,000. For each target, the Group will be eligible to receive up to US$127,500,000 of milestone payments conditioned upon achieving certain development and regulatory approval milestones, and up to $262,500,000 of sales-based milestone payments. In addition, the Group is also entitled to royalties of mid-single-digit percentage in respect of the aggregate annual net sales of the products developed under the Exelixis Agreement worldwide, subject to certain reductions.

The Group determined that generating masked antibodies with its SAFEbody technology is reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under the Exelixis Agreement, the delivery of data packages for each target, along with the Adagene License used to develop the related compounds, represents one performance obligation, as they are not distinct from each other. Transaction price is allocated to each one of the two performance obligations based on the relative standalone selling price method. The Group records revenue at a point in time, when the data packages for each target were delivered to Exelixis. Considering that the development, regulatory and sales-based milestone payments and the royalties are constrained, the transaction price shall initially only include upfront payment and the milestone payments that are considered probable. Subsequently, once the uncertainty associated with the milestone payments is resolved, the milestone payments shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. The sales-based royalty and sales-based milestones promised in exchange for the Adagene License granted are recognized when (or as) the later of 1) the subsequent sale or usage occurs, or 2) the performance obligation to which some or all of the sales-based royalty or sales-based milestones being allocated has been satisfied (or partially satisfied).

As of December 31, 2021, the Group received US$11,000,000 upfront payment and recorded accounts receivable of US$3,000,000 milestone payment, which corresponds to the successful nomination of lead SAFEbody candidates for the initial target under the Exelixis Agreement. The milestone payment was subsequently received in January 2022. For the year ended December 31, 2021, US$8,500,000 was recognized as revenue upon delivery of data packages for the initial target and achievement of the milestone event.

11. INCOME TAX EXPENSE

PRC

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “Technology Advanced Service Enterprises” (“TASE”) is eligible for a preferential tax rate of 15%. The TASE certificate is effective for three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant TASE criteria before using the preferential rate. An entity could apply for the TASE certificate every year. Dividends by PRC entities, to non-PRC resident enterprises shall be subject to 10% EIT, namely withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Adagene (Suzhou) Limited was first recognized as a qualified TASE in March 2015 and renewed in December 2018 and November 2021. Adagene (Suzhou) Limited was authorized to enjoy the preferential tax rate of 15% from 2015 to at least 2023.

Cayman Islands

Adagene Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands Adagene Inc. is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Adagene (Hong Kong) Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the years ended December 31, 2020 and 2021, Adagene (Hong Kong) Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Adagene (Hong Kong) Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Australia

Adagene Australia Pty Ltd. is incorporated in Australia. Companies registered in Australia are subject to Australia profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Australia tax laws. The applicable tax rate in Australia is 30%. Adagene Australia Pty Ltd. has no taxable income for all periods presented, therefore, no provision for income taxes is required. Dividends payable by an Australian entity, to non-Australian resident enterprises shall be subject to 30% withholding tax, unless the respective non-Australian resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with Australia that provides for a reduced withholding tax rate or an exemption from withholding tax.

United States

Adagene Incorporated is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. Adagene Incorporated is also subject to state income tax in California of 8.84%. Dividends payable by an U.S. entity, to non-U.S. resident enterprises shall be subject to 30% withholding tax, unless the respective non-U.S. resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with U.S. that provides for a reduced withholding tax rate or an exemption from withholding tax.

Switzerland

Adagene AG is incorporated in Switzerland and is subject to federal corporate income tax at a rate of 8.5%. Adagene AG is also subject to cantonal income tax of 6.5% as well as capital tax of 0.1% in the Canton of Basel subject to certain tax benefits and relief. Dividends payable by a Swiss entity, to non-Swiss resident enterprises shall be subject to 35% withholding tax, unless the respective non-Swiss resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with Switzerland that provides for a reduced withholding tax rate or an exemption from withholding tax.

Income tax expense (benefit) of the Group for the years ended December 31, 2019, 2020 and 2021 were composed of the following current and deferred amounts:

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Current:
U.S
Federal	—	—	1,290,009
State and local	—	—	367,441
Total current	—	—	1,657,450
Deferred:
U.S
Federal	—	—	96,804
State and local	—	—	(52,641)
Total deferred	—	—	44,163
Income tax expense	—	—	1,701,613

Reconciliation between the income tax expense computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax was as follows:

	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Loss before income tax	(16,432,308)	(42,397,279)	(71,476,322)
PRC preferential income tax rate as qualified TASE	15%	15%	15%
Income tax credit computed at PRC preferential income tax rate	(2,464,846)	(6,359,592)	(10,721,448)
Difference in income tax rates of overseas entities	2,492,721	5,286,487	10,549,985
Research and development super-deduction(a)	(230,126)	(718,979)	(569,016)
Non-deductible expenses	3,306	1,238	1,054
Changes in valuation allowance	198,945	1,790,846	2,277,418
State tax	—	—	291,500
Others	—	—	(127,880)
Income tax expense	—	—	1,701,613

Note (a): Due to the impacts of research and development super-deduction, the Group’s subsidiary, Adagene (Suzhou) Limited, did not have any income taxes for the years ended December 31, 2019, 2020, and 2021.

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021
	US$	US$
Deferred tax assets:
Net operating loss carry forward	2,722,293	4,949,000
Capitalized inventory	—	95,589
Unrealized foreign exchange gain/losses	—	39,166
Depreciation and amortization of property, equipment and software	7,428	79
Gross deferred tax assets	2,729,721	5,083,834
Less: valuation allowance	(2,729,721)	(5,007,139)
Deferred tax assets	—	76,695

Deferred tax liabilities:
Depreciation and amortization of property, equipment and software	—	(120,858)
Deferred tax liabilities	—	(120,858)
Total deferred tax liabilities, net	—	(44,163)

Movement of the valuation allowance was as follows:

	2020	2021
	US$	US$
Balance as of January 1	938,875	2,729,721
Addition	1,790,846	2,277,418
Balance as of December 31	2,729,721	5,007,139

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

The Group has incurred net accumulated operating losses for income tax purposes since its inception. As of December 31, 2021, the Group had net operating losses for income tax purpose of approximately US$27,453,623. The net operating losses were primarily comprised of: US$9,206,664 from an entity in PRC which expires in years 2028 through 2030; US$8,467,321 derived from an entity Switzerland which expires in years 2027 through 2028; US$5,240,125 derived from an entity in Hong Kong that have an indefinite carryforward; US$3,684,472 derived from an entity in Australia that have an indefinite carryforward subject to meeting certain criteria; US$640,570 derived from entities in the United States which expire beginning year 2038; and, US$214,471 derived from an entity in Singapore. The Group believes that it is more likely than not that these net accumulated operating losses will not be utilized in the near future, except for the net operating losses from the U.S. subsidiary. Therefore, the Group has provided full valuation allowances for the deferred tax assets for all subsidiaries as of December 31, 2020 and for subsidiaries other than the U.S. subsidiary as of December 31, 2021.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate that the amount of unrecognized tax benefits will significantly change within the next 12 months.

The Group conducts business in a number of tax jurisdictions and, as such, is required to file income tax returns in multiple jurisdictions globally. As of December 31, 2021, PRC tax matters are open to examination for the years 2018 through 2021, U.S. federal and state tax matters are open to examination for the years 2018 through 2021, and Australia tax matters are open to examination for the years 2019 through 2021.

12. NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2019, 2020 and 2021 were calculated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
Numerator:
Net loss attributable to Adagene Inc.’s shareholders	(16,432,308)	(42,397,279)	(73,177,935)
Accretion of convertible redeemable preferred shares to redemption value	(246,184)	(248,113)	(28,553)
Net loss attributable to ordinary shareholders	(16,678,492)	(42,645,392)	(73,206,488)
Denominator:
Weighted‑average number of ordinary shares outstanding—basic and diluted	15,178,232	15,950,698	50,032,009
Net Loss per share—basic and diluted	(1.10)	(2.67)	(1.46)

The effects of all outstanding convertible redeemable preferred shares and share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2019, 2020 and 2021 as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended December 31,
	2019	2020	2021
Convertible redeemable preferred shares	21,977,914	27,249,824	—
Share options and share grant	582,526	1,795,932	1,739,882

13. RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship
Peter Luo	Chairman, Chief Executive Officer and a principal shareholder of the Company
Four senior management personnel	Management and ordinary shareholders of the Company
WuXi AppTec Co., Ltd. (“WuXi AppTec Group”)	A principal shareholder of the Company
WuXi Biologics (Cayman) Inc.	Controlled by the ultimate controlling party of a principal shareholder of the Company

b)	The Group had the following related party balances as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	US$	US$
WuXi AppTec Group	124,704	3,080,116
WuXi Biologics (Cayman) Inc.	7,692	1,426,554
Total amounts due from related parties	132,396	4,506,670

As of December 31, 2020 and 2021, the amounts due from related parties represented prepayments made for the CRO and CMO services.

	As of December 31,
	2020	2021
	US$	US$
WuXi Biologics (Cayman) Inc.	2,361,503	10,292,268
WuXi AppTec Group	173,855	173,793
Total amounts due to related parties	2,535,358	10,466,061

As of December 31, 2020 and 2021, the amounts due to related parties represented payables for the CRO and CMO services.

c)	The Group had the following related party transactions during the years ended December 31, 2019, 2020 and 2021:

	For the years ended
	December 31,
	2019	2020	2021
	US$	US$	US$
Receipt of CRO and CMO services:
WuXi Biologics (Cayman) Inc.	3,567,962	7,217,709	12,561,276
WuXi AppTec Group (i)	2,136,344	2,674,586	517,742
	5,704,306	9,892,295	13,079,018

14. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consisted of the following as of December 31, 2020 and 2021:

As of December 31,
2021
US$
For the years ending:
2022	412,754
2023	255,309
2024	70,367
Total	738,430

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. For the years ended December 31, 2019, 2020, and 2021, total rental related expenses for all operating leases amounted to US$175,812, US$177,453 and US$331,745, respectively.

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

In accordance with the company law of the PRC, a domestic enterprise is required to provide statutory reserves of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the Board of Directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Group’s PRC subsidiary was established as domestic invested enterprise and therefore is subject to the abovementioned restrictions on distributable profits.

As of December 31, 2020 and 2021, the total restricted net assets of the Company’s subsidiary incorporated in PRC and subjected to restriction amounted to approximately US$1,267,900 and US$1,860,667 respectively. Other subsidiaries are not subjected to such restriction.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, as general reserve fund, the Group’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Group.

Foreign exchange and other regulations in the PRC further restrict the Group’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances.

As of December 31, 2021, the net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries was US$1,860,667 from the PRC subsidiary, and the Group had a consolidated shareholders’ equity. As the restricted net assets of consolidated subsidiaries do not exceed 25% of consolidated net assets as of the most recent fiscal year end, the Group is not required to provide parent company financial information.

16. Treasury Shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is recorded entirely in additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares). In the event that treasury share is reissued at an amount different from the cost the Group paid to repurchase the treasury share, the Group will recognize the difference in additional paid-in capital by using the specified identification method.

On July 7, 2021, the Board of Directors approved a share repurchase program to repurchase up to US$20 million of outstanding ADSs of the Company, from time to time over a 12-month period from the date on which a formal stock repurchase plan engagement agreement was signed with a qualified broker-dealer. Up to December 31, 2021, 236,139 outstanding ADSs (295,174 ordinary shares) were repurchased with a total consideration of US$2,361,576. As of December 31, 2021, 160,880 ADSs (201,100 ordinary shares) repurchased shares have been retired.

17. SUBSEQUENT EVENTS

On January 7, 2022, the Company passed a board resolution, pursuant to which the vesting schedules and conditions of 2,060,308 share options granted to certain employees were modified. Share options as to which the applicable performance milestones have been met are no longer subject to the time-based vesting requirement. The share options vested (or to be vested) for each year (commencing from 2021) shall be equal to the lesser of (i) 25% of the total number of share options of each grantee (“Annual Cap”) and (ii) the number of shares as determined by the Compensation Committee based on the extent to which any performance milestones were achieved during that year (“Credited Shares”), plus any Credited Share of earlier years that have not previously vested due to the Annual Cap. In addition, the performance milestones applicable to the share options that remain outstanding were also modified. Incremental fair value of US$2,337,697 resulted from the modification, which will be recognized as additional compensation expense over the remaining requisite service period, if any.

From February 7 to March 25, 2022, pursuant to the 2021 Plan, a total of 1,320,000 share options were granted to certain employees, with exercise price ranging from US$3.46 to US$5.60 per share. In addition, 99,999 ordinary shares were issued to certain management personnel on March 8, 2022 pursuant to the 2021 Plan.

On March 2, 2022, the Company entered into a collaboration and exclusive license agreement (the “Sanofi Agreement”) with Sanofi SA, pursuant to which the Company will be responsible for early-stage research activities to develop masked versions of Sanofi candidate antibodies, using Adagene’s SAFEbody technology. Sanofi will be solely responsible for later stage research and all clinical, product development and commercialization activities. Pursuit to the Sanofi Agreement, the Company has received an US$17,500,000 upfront payment in April 2022. In addition, the Company will be eligible to receive total potential development, regulatory and commercial milestone payments of up to US$2.5 billion for advancement of the candidates, which will be exclusively developed and commercialized by Sanofi. Adagene is eligible to also receive tiered royalties on global net sales of approved collaboration products.

Effective March 25, 2022, Adagene Project C1 Pte., a subsidiary located in Singapore, was incorporated. To date, this new subsidiary has not commenced operations.

As of March 31, 2022, the Group has repurchased an additional of 272,099 outstanding ADSs (340,124 ordinary shares) with a total consideration of US$1,539,631, and no additional repurchased shares have been retired.