Form 20-F
period 2022-12-31
Adagene Inc.
filed 2023-04-28
CIK 1818838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

Peter Luo

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

54,065,709 ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report. Yes ☐       No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“Adagene Suzhou” refers to Adagene (Suzhou) Limited, our subsidiary in the PRC;
●	“Adagene Incorporated” reference to Adagene Incorporated, our subsidiary in the U.S.;
●	“ADSs” refers to the American depositary shares, each representing one and one quarter (1.25) of our ordinary shares;
●	“Antibody binding interface” or “antibody binding sites” refers to the antibody binding surface spots in contact with its recognition antigen;
●	“China” or “PRC” refers to the People’s Republic of China; and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“conformational diversity” or “dynamic diversity” refers to the existence of more than one conformation or structure due to dynamic fluctuation of the structures for a given protein sequence, independent of any conformational changes caused by external binding;
●	“epitopes” or “epitope of an antigen” refers to the specific binding spots of an antigen in contact with its antibody binding surface;
●	“Greater China,” for the purpose of this annual report, refers to the People’s Republic of China, Hong Kong, Macau and Taiwan;
●	“multi-specificity” refers to a protein exerting a similar function (such as binding) on distinctly different ligands, perhaps while using different active site residues;
●	“NEObody” refers to antibody designed with dynamic binding sites that adapt kinetically to unique epitopes through novel MOA, using our NEObody technology;
●	“POWERbody” refers to antibody that utilizes our SAFEbody technology to create new bispecific T-cell engagers, antibody-drug conjugates, or antibodies, which are designed to reach beyond the therapeutic potency of traditional monospecific antibodies;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“SAFEbody” refers to antibody engineered with its binding sites masked, which are designed to be selectively activated in the TME, potentially limiting on-target off-tumor toxicity in normal tissues; SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union;

●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“species cross-reactivity” refers to reactivity of the same protein that recognizes and binds to similar epitopes of a given class of targets in different species;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company,” and “our,” refer to Adagene Inc., a Cayman Islands exempted company and its subsidiaries.
●	“NEObodies” refer to antibodies designed with dynamic binding sites that adapt kinetically to unique epitopes through novel MOAs, using our NEObody technology;
●	“ordinary shares” or “shares” refers to our ordinary shares of par value US$0.0001 per share;
●	“POWERbodies” refer to antibodies that utilize our SAFEbody technology to create new bispecific T-cell engagers, antibody-drug conjugates, or antibodies, which are designed to reach beyond the therapeutic potency of traditional monospecific antibodies; and
●	“SAFEbodies” refer to antibodies engineered with their binding sites masked, which are designed to be selectively activated in the tumor microenvironment, potentially limiting on-target off-tumor toxicity in normal tissues.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Summary of Risk Factors

Investors in Adagene Inc.’s equity securities are investing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in China or in the United States. Adagene Inc. is a Cayman Islands holding company that conducts a substantial portion of its operations in China through its PRC subsidiary, Adagene (Suzhou) Limited. In addition, Adagene Inc. conducts a substantial portion of its operations in the U.S. through its U.S. subsidiary, Adagene Incorporated. Our corporate group does not include any variable interest entities. Such structure involves unique risks to investors in the ADSs and ordinary shares. You should carefully consider all of the information in this annual report before making an investment in our ADSs. In particular, as we are a holding company with substantial business operations in China, you should pay special attention to subsections headed “Item 4.A.–– 4.A. History and Development of the Company Recent––Regulatory Developments,” “Item 3.D. Risk Factors––Risks Related to Doing Business in the PRC,” including but not limited to risk factor such as “uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us.” The PRC government has significant authority to exert influence on the ability of a company with substantive operations in China, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditor. Such risks could result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant oversight and discretion over the conduct of our business and as such may influence our operations at any time, which could result in a material adverse effect on our operations. The PRC government has recently published new policies and made statements, such as those related to regulatory approvals of offshore offerings and data security or anti-monopoly concerns, that although did not target on our company specifically, nevertheless have significantly affected certain industries and other PRC-based issuers as a whole, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. These risks could result in a material change in our operations and the value of our ordinary shares or the ADSs, or could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or maintain listing on Nasdaq or list on other foreign exchange, and offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless.

You should carefully consider all of the information in this annual report before making an investment in the ordinary shares or ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a company incorporated in the Cayman Islands with substantive business operations in China, you should pay special attention to subsections headed “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in the PRC” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to the ADSs.”

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in the PRC

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us. For details, see page 9 of this annual report;
●	PRC government has significant oversight over the conduct of our business and as such may influence our operations at any time, which may potentially result in a material adverse effect on our operations. For details, see page 9 of this annual report;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, see page 10 of this annual report.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see page 10 of this annual report;
●	The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted. For details, see page 11 of this annual report;
●	Your investments in our ADSs and/or ordinary shares are investments in equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in China. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws. For details, see page 14 of this annual report;
●	We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure. For details, see page 16 of this annual report; and
●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. For details, see page 19 of this annual report.

Risks Related to Our Financial Prospects and Need for Additional Capital

Risks and uncertainties related to our financial prospectus and need for additional capital include, but are not limited to, the following:

●	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance. For details, see page 26 of this annual report;

●	We have incurred net losses historically and we may continue to incur net losses in the near future. For details, see page 26 of this annual report;
●	We may need to obtain substantial additional financing to fund our growth and operations, which may not be available on acceptable terms, if at all. For details, see page 27 of this annual report;
●	Raising additional capital may lead to dilution of shareholdings by our existing shareholders and restrict our operations or require us to relinquish rights to our technologies or product candidates. For details, see page 28 of this annual report; and
●	We have certain shareholders who have board representation rights and their individual interests may differ from yours. For details, see page 29 of this annual report.

Risks Related to Clinical Development of Our Product Candidates

Risks and uncertainties related to clinical development of our product candidates include, but are not limited to, the following:

●	We may not be able to identify or discover new product candidates, and may allocate our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may later prove to be more profitable, or for which there is a greater likelihood of success. For details, see page 29 of this annual report;
●	We may not be successful in our efforts to use and expand our proprietary platforms to build a pipeline of product candidates. For details, see page 30 of this annual report;
●	Any failures or setbacks in our platforms or our other proprietary technologies could negatively affect our business and financial condition. For details, see page 30 of this annual report;
●	Our product candidates, for which we intend to seek approval as biologic products, may face competition sooner than anticipated. For details, see page 30 of this annual report; and
●	We depend substantially on the success of our product candidates, particularly our anti-CTLA-4 franchise, including ADG116 and ADG126, and our two anti-CD137 antibodies, ADG106 and ADG206, which are in clinical development, and our ability to identify additional product candidates. Clinical trials of our product candidates may not be successful. If we are unable to successfully identify new product candidates, complete clinical development, obtain regulatory approval and commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed. For details, see page 31 of this annual report.

Risks Related to Obtaining Regulatory Approval of Our Drug Candidates

Risks and uncertainties related to obtaining regulatory approval of our drug candidates include, but are not limited to, the following:

●	The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approvals for our product candidates, our business will be substantially harmed. For details, see page 36 of this annual report.
●	Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business. For details, see page 38 of this annual report.
●	Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential. For details, see page 38 of this annual report.

●	We are conducting clinical trials and may in the future conduct additional clinical trials for our product candidates outside the United States and/or China, and FDA, NMPA and similar foreign regulatory authorities may not accept data from such trials. For details, see page 39
●	Our product candidates may cause undesirable adverse events, side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval. For details, see page 39 of this annual report.

Risks Related to Our Intellectual Property

Risks and uncertainties related to our intellectual property include, but are not limited to, the following:

●	It is difficult and costly to protect our proprietary rights and technology, and we may not be able to protect our intellectual property rights throughout the world. For details, see page 64 of this annual report;
●	Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates. For details, see page 67 of this annual report;
●	We may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and licensing deals. For details, see page 68 of this annual report;
●	We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful, and any unfavorable outcome from such litigation could limit our research and development activities and/or our ability to commercialize our product candidates. For details, see page 69 of this annual report; and
●	Our commercial success depends significantly on our ability to operate without infringing upon, misappropriating or otherwise violating the intellectual property rights of third parties. For details, see page 69 of this annual report.

Risks Related to the ADSs

Risks and uncertainties related to the ADSs include, but are not limited to, the following:

●	Our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with Russia’s invasion of Ukraine, including particularly how countries like the United States and China choose to respond to this war. As a result, the value of our ADSs may significantly decline. For details, see page 74 of this annual report.
●	You may be subject to limitations on transfer of your ADSs. For details, see page 74 of this annual report;
●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see page 74 of this annual report;
●	we are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. For details, see page 75 of this annual report;
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see page 75 of this annual report;
●	The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of the ADSs could adversely affect their market price. For details, see page 75 of this annual report;

●	We were likely a passive foreign investment company, or PFIC, for 2022, and there is a significant risk that we will be a PFIC for 2023 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences; and
●	If a U.S. person is treated as owning 10% or more of our stock by vote or value, such person may be subject to adverse U.S. federal income tax consequences. For details, see page 81 of this annual report.

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

PRC government has significant oversight over the conduct of our business and may intervene or influence our operations at any time, which may potentially result in a material adverse effect on our operations. PRC government has also recently indicated an intent to exert more oversight over offerings that are conducted overseas and foreign investment in China-based issuers, which could impact our ability to raise additional capital in international capital markets. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted.

On June 22, 2021, the U.S. Senate passed a bill, also known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as initially required under the HFCA Act, after the law becomes effective. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which includes the exact same amendments as the bill passed by the Senate. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the recently passed fiscal year 2023 omnibus spending legislation. It requires the SEC to prohibit an issuer’s securities from trading on U.S. markets if the SEC identifies such issuer to be a Commission-Identified Issuer for two consecutive years. Accordingly, it will reduce the time period before our ADSs will be prohibited from trading on the Nasdaq or over-the-counter or be delisted.

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

Moreover, the Cyberspace Administration of China, or the CAC, issued the Measures on Security Assessment of the Cross-border Transfer of Personal Information (Draft for Comment) in June 2019, pursuant to which, any cross-border transfer of information that may endanger national security, damage public interest, or fail to offer effective protection of personal information security, as assessed by relevant regulatory bodies, will be prohibited. In July 2022, CAC issued the Measures on Security Assessment of the Cross-border Data Transfer, which regulates the thresholds for triggering mandatory security assessments not only in the cross-border transfers of personal information, but also in the cross-border transfers of “important data” collected and generated in China under certain circumstance. The term “important data” means any data, the tampering, damage, leakage, or illegal acquisition or use of which, if it happens, may endanger national security, the operation of the economy, social stability, public health and security, etc. Given that the government body will have full discretion in the assessment, it is unclear if and the extent to which our clinical data will be considered as an endangerment to national or personal information security.

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

If we are unable to obtain the necessary approvals in a timely manner, or at all, our research and development of product candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to specific administrative penalties imposed by those government authorities.

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

In July 2022, CAC issued the Measures on Security Assessment of the Cross-border Data Transfer, or the Security Assessment Measures, which provide that data processors shall make self-assessment of the risks before transferring data cross-border, and shall apply for security assessment for cross-border data transfer in any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by CIIO Operators or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since 1 January of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority.

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

Furthermore, certain PRC regulatory authorities recently issued the Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures. As of the date of this annual report, no official guidance or related implementation rules have been issued and taken into effect in relation to such opinions and as a result, the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the pre-approval of the CSRC and potentially other regulatory authorities to pursue an offering of securities overseas or to maintain the listing status of our ADSs on the Nasdaq. See also “––We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.”

In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in July 2019), which require approval from or filings with the Science and Technology Administration Department of the State Council where human genetic resources, or HGR, are involved in any international collaborative project and additional approval for any export or cross-border transfer of the HGR samples or human genetic resource information. In addition, the Ministry of Science and Technology of the PRC published the Implementing Rules of the Administrative Regulations on Human Genetic Resources (Draft for Comment), which refined the requirements related to the ethical review required in the collection, conservation, utilization, and external provision of HGR.

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

Your investments in our ADSs and/or ordinary shares are investments in equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in China for instance. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

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

We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required for any of our future offerings of securities overseas or to maintain the listing status of the ADSs, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining such approval would subject us to sanctions imposed by the CSRC and other PRC government authorities.

In addition, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (“Opinions”) which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The policies described above and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As the Opinions only provide general guidance, the interpretation and implementation of the Opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of the Opinions or any future implementation rules on a timely basis, or at all.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comment until January 23, 2022. Following issuance of the Draft Overseas Listing Regulations, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (the “Listing Guidelines”), collectively the Trial Measures and Listing Guidelines, which came into effect on March 31, 2023.

The Trial Measures provide that an overseas listing or offering securities (which, for the purposes of the Trial Measures, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) is explicitly prohibited under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules of the PRC; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company, its controlling shareholder(s) or the actual controller have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

A filing-based regulatory regime is adopted to regulate both direct and indirect overseas securities offering and listing by the domestic companies undert the Trial Measures. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically, while the indirect overseas offering and listing by domestic companies refers to the offering and listing by a company in the name of an overseas incorporated entity which major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company.

The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (“Condition I”), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (“Condition II”); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a “substance over form” basis; the Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of “substance over form” in order to identify and argue whether the issuer should complete a filing under the Trial Measures.

Subsequent securities offerings of an issuer in (i) the same overseas market where it has previously offered and listed securities, and (ii) an overseas market other than one where the issuer has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed. Additionally, the Trial Measures stipulate that after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, and (iv) a voluntary or mandatory delisting.

The CSRC Filing Notice states that, beginning from March 31, 2023, PRC domestic enterprises which have already issued and listed securities overseas and fall within the scope of filing under the Trial Measures shall be considered “existing enterprises” (“Existing Listed Enterprises”). Existing Listed Enterprises are not required to complete filings immediately; rather, Existing Listed Enterprises should complete filings if they are subsequently involved in matters require filings, such as follow-on financing activities, in accordance with the Trial Measures.

As advised by our PRC legal counsel, Jingtian & Gongcheng, in the event that the issuer does not meet either Condition I or Condition II, the filing requirements under the Trial Measures will not apply. However, we cannot assure you that our relevant indicators listed in Condition I and Condition II will not change in the future nor that the CSRC will agree with our determination. To the extent we are deemed as a PRC domestic company that is subject to the CSRC filing, we may be further deemed as an Existing Listed Enterprise as defined under the CSRC Filing Notice, and that future offerings of listed securities or listings outside China by us or voluntary delisting may be subject to CSRC filing requirements in accordance with the Trial Measures. Given that the Trial Measures and Listing Guidelines have been introduced recently, and that there remain substantial uncertainties surrounding the enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, the Measures for Cybersecurity Review, which took effect on February 15, 2022, requires, among others, prior cybersecurity review for online platform operators holding over one million users’ personal information before any public listing in a foreign country. The Measures on Security Assessment of Cross-border Data Transfer, effective on September 1, 2022, specify that data controllers and/or critical information infrastructure operators will be subject to security assessment. There remain uncertainties as to whether such measures are applicable to our business. See also “——Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs of our products and services, limit their use or adoption, and otherwise negatively affect our operating results and business.”

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which will come into effect on March 31, 2023. According to the Confidentiality Provisions, PRC domestic companies that directly or indirectly conduct overseas offerings and listings shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, whether directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, PRC domestic companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, PRC domestic companies shall comply with procedures stipulated by national regulations. PRC domestic companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection. As the Confidentiality Provisions were recently promulgated and are yet to take effect, their interpretation and implementation remain substantially uncertain.

If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, we may be unable to obtain them in a timely manner, or at all, and such filings, permissions or approvals may be denied or rescinded even if obtained. We may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if we are unable to comply with such requirements, which may result in fines and penalties, restrictions on our operations, having to delist from a stock exchange outside of China, the halting of securities offerings to foreign investors and other actions that could materially and adversely affect our operations and the interest of our investors and cause a significant depreciation in the price of our ordinary shares and ADSs.

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

Although we have substantial business operations in China, it is unclear whether the dividends we pay with respect to our shares or ADSs, or the gains realized from the transfer of our shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we were considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for, or able to obtain in practice, the benefits under these tax treaties or arrangements.

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

Pursuant to the Announcement of the State Administration of Taxation on Several Issues concerning Enterprise Income Tax on the Indirect Transfers of Property by Non-Resident Enterprises, issued by the SAT in 2015, where a non-resident enterprise indirectly transfers equities and other property of a Chinese resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for bona fide commercial purpose, such indirect transfer shall, in accordance with the provisions of Article 47 of the Enterprise Income Tax Law, be re-identified and recognized as a direct transfer of equities and other property of the Chinese resident enterprise.

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, the MOFCOM be notified in advance or its approval be obtained in certain situations, such as any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise of Undertakings, issued by the State Council in 2008 and amended in 2018, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, or NPC, which was lastesd revised in June 2022 and came into effect in August 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Council’s anti-monopoly law enforcement authority before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the State Council’s anti-monopoly law enforcement authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Furthermore, the interpretation and implementation of these foreign exchange regulations has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we received from our equity financings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We did not receive any of our revenues in Renminbi in cash in the years ended Decemebr 31, 2020, 2021 and 2022. Under our current corporate structure, our Cayman Islands holding company primarily relies on proceeds from previous equity financing activities to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with applicable laws and regulations, as well as certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use the cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Risks Related to Our Financial Prospects and Need for Additional Capital

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We are a clinical stage biotechnology company with a limited operating history. Since our inception in 2011, we have focused substantially all of our efforts and financial resources on the discovery and development of antibody therapeutics for the treatment of cancer. We have no products approved for commercial sale and therefore we have not generated any revenue from product sales. We have not obtained regulatory approvals for any of our product candidates and there is no assurance that we will obtain approvals in the future. We expect to continue to incur significant expenses and operating losses over the next several years and for the foreseeable future. Our prior losses, combined with expected future losses, have had and may continue to have an adverse effect on our working capital.

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

Since our inception in 2011, we have devoted our resources to the development of innovative antibodies in the therapeutic area. While we have generated revenues from licensing and collaboration deals, we have not generated any revenue from commercial product sales to date, and we have had significant operating losses since our inception. For the years ended December 31, 2020, 2021 and 2022, we incurred net losses of US$42.4 million, US$73.2 million and US$80.0 million, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs. To date, we have financed our operations principally through proceeds from our prior equity financing activities. Our product candidates and programs are in preclinical development or early stage clinical development, and we have not received marketing approval for any of our product candidates. Our product candidates will require substantial investments and significant marketing efforts before we generate any revenues from product sales, if ever. We expect our net losses will increase as more product candidates enter into clinical trial stage. Our ability to generate product revenue and achieve profitability depends on, among other things:

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

●	To date, we have funded our operations primarily through capital contributions from our shareholders via private placements and proceeds from our initial public offering. Our operations have consumed substantial amounts of cash since inception. As of December 31, 2022, we had US$143.8 million in cash and cash equivalents. The net cash used in our operating activities was US$28.5 million, US$43.4 million and US$48.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. Our future funding requirements and the period for which we expect increasing capital need may be different from what we plan. Our monthly spending levels vary based on new and ongoing research and development activities. Because of the numerous risks and uncertainties associated with our product development, we are unable to accurately predict the timing and amount of our operating expenditures, which will depend largely on:

●	the scope, timing, progress, costs and results of discovery, preclinical development, laboratory testing and clinical development activities of our current product candidates;
●	the number, scope, progress and results of preclinical and clinical programs we decide to pursue;
●	the progress of the development efforts of parties with whom we have entered or may in the future enter into collaborations and research and development agreements;
●	our ability to maintain our current licenses, research and development programs, and to establish new collaboration arrangements;
●	our ability to maintain competitive advantage over other AI-powered technology platforms at generating highly differentiated product candidates.
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
●	the cost, timing and outcome of regulatory review of any of our product candidates;
●	the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;
●	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval; and
●	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of our product candidates and satisfy our obligations as a public company.

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

Our product candidates, for which we intend to seek approval as biologic products, may face competition sooner than anticipated.

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

We depend substantially on the success of our product candidates, particularly our anti-CTLA-4 franchise, including ADG116 and ADG126, and our two anti-CD137 antibodies, ADG106 and ADG206, which are in clinical development, and our ability to identify additional product candidates. Clinical trials of our product candidates may not be successful. If we are unable to successfully identify new product candidates, complete clinical development, obtain regulatory approval and commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business and the ability to generate revenue related to product sales, if ever, will depend on the successful development, regulatory approval and commercialization of our antibody product candidates for the treatment of patients with cancer, particularly ADG116, ADG126, ADG106 and ADG206, which are still in clinical stage. Other than our wholly-owned product candidates (ADG116, ADG126, ADG106 and ADG206) and our outlicensed product candidates, ADG104 and ADG125, our current product candidates are in relatively early stages of development. We have invested a significant portion of our efforts and financial resources in the development of our existing product candidates and all of our product candidates will require significant further development and financial resources. The success of our product candidates, including ADG116, ADG126, ADG106 and ADG206, will depend on several factors, including:

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

In addition, while we plan to submit additional investigational new drug applications, or INDs, for other product candidates, we may not be able to file such INDs on the timeline we expect. For example, we may experience manufacturing delays or other delays with IND-enabling preclinical studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs.

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

Our product candidates could fail to receive regulatory approval from the FDA, NMPA or a comparable regulatory authority for many reasons, including:

●	disagreement with the design or implementation of our clinical trials;
●	failure to demonstrate that a product candidate is safe and effective or safe, pure, and potent for its proposed indication;
●	failure of clinical trial results to meet the level of statistical significance required for approval;
●	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	disagreement with our interpretation of data from preclinical trials or clinical trials;
●	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a BLA or other submission or to obtain regulatory approval;
●	the FDA, NMPA or comparable regulatory authority’s finding of deficiencies related to the manufacturing processes;
●	failure of our product candidates to ensure compliance with Good Manufacturing Practice, or cGMP, following inspections during the regulatory review process or across the production cycle of our product; and
●	changes in approval policies, guidances or regulations that render our preclinical and clinical data insufficient for approval.

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

Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. On February 2, 2022, the FDA announced it would be resuming domestic surveillance inspections across all product types, beginning on February 7, 2022, in light of declining COVID-19 rates. Regulatory authorities outside the United States may adopt or lift similar restrictions or other policy measures in response to the COVID-19 pandemic. While President Biden has now stated that he will lift all restrictions relating to the COVID-19 (and the declaration of a Public Health Emergency) on May 11, 2022, there are backlogs of filings and other issues that may arise that delay the United States review of applications. For example, there may be a prolonged government shutdown, or if other global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

For instance, in September 2019, the FDA placed a clinical hold on our Phase 1 trial of ADG116 (ADG116-1001) in the United States after we reported to the FDA the death of the only patient dosed in the trial. We revised the study protocol to mitigate the risk of drug-induced liver toxicity, lower the starting dose of ADG116, and tighten the inclusion and exclusion criteria. The FDA removed the clinical hold on this protocol on December 5, 2019. In parallel, we initiated a new Phase 1 clinical trial of ADG116 (ADG116-1003) in Australia and completed multiple levels of dose escalation without serious adverse events. In March 2021, we submitted this new protocol for ADG116 (ADG116-1003) to FDA with safety data from Australia. Upon receiving clearance from FDA to open sites in the United States for ADG116-1003, we terminated the prior Phase 1 trial (ADG116-1001) in the United States for business reasons. Overall, we have evaluated ADG116 monotherapy in approximately 50 patients up to 10 mg/kg with repeat dosing and the majority of reported TRAEs were Grade 1/2 (56%), with one DLT event (Grade 4 hyperglycemia) at the 10 mg/kg dose level.

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

Generally, if a drug with an Orphan Drug Designation subsequently receives the first FDA approval for the disease for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for the same indication during the period of exclusivity. The applicable period is seven years in the United States. Orphan Drug exclusivity may be lost if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain Orphan Drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition and the same drugs can be approved for a different condition but used off-label for any orphan indication we may obtain. Even after an orphan drug is approved, the FDA may subsequently approve a different drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

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

Prior to seeking accelerated approval for any of our product candidates, we intend to obtain a meeting and meet with the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit a BLA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or receive an expedited regulatory designation (e.g., breakthrough therapy designation) for our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

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

We may not be able to enter into additional collaboration agreements beyond our existing clinical trial collaboration with Roche, technology licensing agreements with Sanofi, Exelixis and ADC Therapeutics, our outlicensing agreements with Guilin Sanjin and Dragon Boat, or Discovery Agreements such as those with NIH, Tanabe, Celgene, GSK, Hengrui and others. If we are unable to maintain existing and future strategic partnerships or collaborations, or if these strategic partnerships or collaborations are not successful, our business could be adversely affected.

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

As of December 31, 2022, we had 248 full-time employees. As our development and commercialization plans and strategies develop, we expect to expand our employee base for managerial, operational, financial and other resources. As our product candidates enter and advance through preclinical studies and clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to enter into additional relationships with collaborators or partners, suppliers and other organizations and establish a sales and marketing team in preparation for commercialization activities. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our inability to successfully manage our growth and expand our operations could have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We are currently aware of various existing therapies and development candidates that may compete with our wholly owned clinical candidates as they engage similar targets, such as agents targeting CD137 and CTLA-4, and bispecifics targeting both. We have competitors in the United States, China and internationally, including major multinational pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies. Many of our competitors have substantially greater financial, technical, and other resources, such as larger research and development, marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that we may develop, or achieve earlier patent protection, regulatory approval, product commercialization and market penetration than we do. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

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

We are a biotechnology company with global footprints. We are currently building our clinical and technology infrastructures to support our future global operations and prepare to serve global markets. If we fail to obtain applicable licenses or fail to enter into strategic collaboration arrangements with third parties in these markets, or if these collaboration arrangements turn out unsuccessful, our revenue-generating growth potential will be adversely affected.

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

Even if ADG116, ADG126, ADG106, ADG206 or one of our other proprietary product candidates obtains regulatory approval, we may determine that commercializing such product candidate ourselves would not be the most effective way to create value for our shareholders or holders of ADSs. In addition, if we choose to commercialize any of our product candidates, our marketing efforts may be unsuccessful as a result of unfavorable pricing or reimbursement limitations, delays, competition or other factors. Failure to successfully market one or more of our approved products, or delays in our commercialization efforts, may diminish the commercial prospects for such products and may result in financial losses or damage to our reputation, each of which may have a negative impact on the market price of our ADSs and our financial condition, results of operations and future growth prospects.

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

We currently rely on a third-party manufacturer and expect to continue to rely for some time on third parties to manufacture our product candidates for preclinical testing and clinical trials, in compliance with applicable regulatory and quality standards, and may do so for the commercial manufacture of some of our product candidates, if approved. To date, we have obtained bulk drug substance for ADG116, ADG126, ADG106 and ADG206 from a single-source third-party contract manufacturer. Any reduction or halt in supply of the drug substance from such contract manufacturer could severely constrain our ability to develop our product candidates until a replacement contract manufacturer is found and qualified. If we are unable to arrange for and maintain such third-party manufacturing sources that are capable of meeting regulatory standards, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of product candidate or we may be delayed in doing so. If we were to experience an unexpected loss of supply of our product candidates, for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. Such failure or substantial delay or loss of supply could materially harm our business. We are continuously evaluating multiple vendors both in China and abroad to ensure that we have a continuous supply of products for global trials.

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

In addition, our business could be affected by public health epidemics and pandemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other diseases. In December 2019, a respiratory illness caused by a novel strain of coronavirus, SARS-CoV2, causing the Coronavirus Disease 2019, also known as COVID-19 or coronavirus, emerged. As COVID-19 has evolved into a worldwide health crisis, it has resulted in adverse effects in the global economy and financial markets, such as significant declines in the global stock markets. If the COVID-19 outbreak is not effectively controlled globally, our business and results of operations could be adversely affected to the extent the COVID-19 outbreak harms the Chinese or world economy generally. The extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2023 cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including the development of a COVID-19 vaccine and the actions taken to contain the COVID-19 outbreak, among others. Any future outbreak of public health epidemics may restrict economic activities in affected regions, disrupt our business operations and adversely affect our results of operations.

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

We adopted the Second Amended and Restated Share Incentive Plan in December 2019 and the 2021 Performance Incentive Plan in January 2021, which we refer to as the 2019 Plan and the 2021 Plan, respectively, in this annual report, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. We have terminated the authority to grant additional awards under the 2019 Plan and all future awards will be granted under the 2021 Plan. Therefore, the effective maximum number of shares issuable under the 2019 Plan is 10,125,726. A total of 2,994,000 of our ordinary shares was authorized for issuance with respect to awards granted under the 2021 Plan. As of March 31, 2023, the aggregate number of our ordinary shares underlying our outstanding awards under the 2019 Plan was 2,714,814. As of March 31, 2023, we have granted 3,979,160 shares awards under the 2021 Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. See “Item 6 Directors, Senior Management and Employees—Share Incentive Plan.” We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

In addition, certain state and non-U.S. laws, such as the European Union General Data Protection Regulation, or the GDPR, govern the privacy and security of health information and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, California enacted legislation, the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA, among other things, creates new data privacy obligations for covered companies and provides new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. In Europe, the GDPR went into effect in May 2018 and introduces strict requirements for processing the personal data of individuals within the EU, and the European Economic Area, or the EEA. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws, and recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of personal data from the EEA. For example, on July 16, 2020, the Court of Justice of the European Union, or the CJEU, invalidated the EU-US Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the EU and the EEA to United States entities who had self-certified under the Privacy Shield scheme. Moreover, it is uncertain whether the standard contractual clauses will also be invalidated by the European courts or legislature. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to A20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Additionally, following Brexit, companies will have to comply with the GDPR and the GDPR as incorporated into United Kingdom national law, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the U.K. and the EU in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2022. For details, see “Item 15. Controls and Procedures—Remediation of Previously Reported Material Weaknesses in Internal Control over Financial Reporting.”

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

As is the case with other biotechnology and biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in various countries could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, patent reform legislation in the United States includes provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents via post-grant proceedings. The Leahy-Smith Act and any continuing changes in patent laws and regulations in various patent jurisdictions could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our or our collaboration partners’ patent applications and the enforcement or defense of our or our collaboration partners’ issued patents, all of which could harm our business, results of operations, financial condition and prospects.

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

Similarly in China, intellectual property laws are constantly evolving, with efforts being made to improve intellectual property protection in China. For example, according to the Patent Law of the PRC which was latest amended in June 2021, in order to make up the time taken up by review and approval for marketing of new drugs, the patent administrative department under the State Council shall, at the request of the relevant patentee, make up the patent right duration for invention patents pertaining to new drugs that obtain the marketing authorization in China. The make-up duration shall not exceed five years, and the total valid duration of a patent right shall not exceed 14 years after a new drug is approved for marketing.

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

In most countries in which we plan to file applications for patents, the term of an issued patent is generally 20 years from the earliest claimed filing date of the priority application to which a non-provisional patent application in the applicable country claims priority. Although various extensions may be available in various countries, the life of a patent and the protection it affords are limited. Even if patents covering our product candidates are obtained, we may be open to competition from other companies once our patent rights expire. Accordingly, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Excluding any patent term adjustment and patent term extension, our currently issued patents are expected to expire from 2033 to 2038. As a result, our patent portfolio may not provide us with sufficient rights over a sufficient length of time to exclude others from commercializing products similar or identical to ours.

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

The trading price of our ADSs ranged from US$0.90 to US$29.99 per ADS since the listing of ADSs on Nasdaq. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

You must rely on the judgment of our management as to the use of the net proceeds from our equity financing activities, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from our initial public offering and other equity financing activities may be placed in investments that do not produce income or that lose value.

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

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. For example, we do not have a majority of independent directors serving on our board of directors, and each of our nominating committee and compensation committee is not composed entirely of independent directors. In addition, we do not plan to seek shareholder approval in connection with certain transactions effecting securities issuance. We also do not plan to hold annual meeting of shareholders no later than one year after the end of fiscal year-end. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Board of Directors” and “Item 16G—Corporate Governance.” As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.

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

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we have published and intend to continue to publish a summary of our financial results on a semi-annually basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We were likely a passive foreign investment company, or PFIC, for 2022, and there is a significant risk that we will be a PFIC for 2023 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

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

The assets shown on our balance sheet are expected to consist primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the asset test for any taxable year will depend largely on the value of our goodwill and on how quickly we utilize the cash in our business. The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because our market capitalization has generally declined substantially since our initial public offering (including in 2022 and recent months), if the value of our goodwill is determined by reference to the average of our quarterly market capitalization, then it is our belief that we were likely a PFIC for our 2022 taxable year. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2023 and possibly future taxable years. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties.

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

If a U.S. person is treated as owning (directly, indirectly or constructively) 10% or more of our stock (including our ADSs and ordinary shares) by value or voting power, such person generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in our group. A CFC is a non-U.S. corporation more than 50% of the stock (by voting power or value) of which is owned (directly, indirectly or constructively) by “United States shareholders.” We have not determined whether we are a CFC. However, even if we are not a CFC, under certain ownership attribution rules our non-U.S. subsidiaries would be treated as owned by our U.S. subsidiary and thus may be treated as CFCs. A United States shareholder of a CFC may be subject to additional U.S. federal income tax liabilities and reporting requirements. We do not intend to furnish to any information that may be necessary for United States shareholders, if any, to comply with the CFC rules. U.S. investors that may be treated for purposes of the CFC rules as owning 10% of our stock by voting power or value should consult their tax advisors regarding the potential application of these rules in their particular circumstances.

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

In February 2021, we completed an initial public offering in which we offered and sold an aggregate of 10,571,375 ordinary shares in the form of ADSs. Upon the initial public offering, all of our then issued and outstanding preferred shares were automatically converted into ordinary shares on a one-for-one basis. On February 9, 2021, the ADSs began trading on the Nasdaq under the symbol “ADAG.”

Our corporate headquarters is located at 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park Suzhou, Jiangsu Province, 215123, People’s Republic of China. Our San Diego office address is 10179 Huennekens Street Suite 103, San Diego, CA 92121. Our registered office is located at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Our telephone number is +86-512-8777-3632. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is www.adagene.com. The information contained on or that can be accessed through our website is not incorporated by reference into this annual report, and you should not consider information on our website to be part of this annual report.

The SEC maintains an internet site at www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Recent Regulatory Development

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCA Act”), was enacted on December 18, 2020. Trading in our ADSs on the Nasdaq or over-the-counter will be prohibited, and as a result, our ADSs will be delisted under the HFCA Act, if the PCAOB has determined that it has been unable to inspect registered public accounting firms headquartered in mainland China and Hong Kong for two consecutive years. The enactment of the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”) decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted. For the details of the risks associated with the enactment of the AHFCA Act, see “Item 3. Key Information––3.D. Risk Factors–– The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the Nasdaq Stock Market or in the over-the-counter market or delisted.”

On December 16, 2021, PCAOB issued the HFCA Act Determination Report, according to which our auditor was subject to the determinations that the PCAOB is unable to inspect or investigate completely (the “2021 Determinaitons”). In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for two consecutive years. We were conclusively identified on May 26, 2022. See https:// www.sec.gov/hfcaa. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB had been unable to conduct inspections without the approval of the PRC authorities, our auditor was not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCA Act were adopted by the SEC on December 2, 2021 and became effective on January 10, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong and that it had vacated its 2021 Determinaitons accordingly. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCA Act following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For the details of the risks associated with the enactment of the HFCA Act, see “Item 3. Key Information––3.D. Risk Factors––Risks Related to Doing Business in the PRC––Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.”

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

On November 14, 2021, the CAC released the Regulations for the Administration of Network Data Security (Draft for Comment), or the Draft Data Security Regulations, for public comments. The Draft Data Security Regulations provide that (i) a data processor who processes personal information of more than one million individuals must complete a cybersecurity review if it intends to be listed in a foreign country, and (ii) a data processor who carries out other data processing activities which affect or may affect national security should also complete the cybersecurity review. The Draft Data Security Regulations provide a broad definition of “data processing activities,” including collection, storage, usage, processing, transfer, provision, publication, deletion and other activities, which covers the entire life cycle of data processing. The Draft Data Security Regulations also provide a broad definition of “data processors” as individuals and entities that may autonomously determine the purpose and method of data processing activities. In addition, the Draft Data Security Regulations require data processors who process important data or whose securities are listed outside of China to carry out annual data security assessment either by itself or through a third party data security service provider and submit the assessment report to a local agency of the CAC. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Other PRC Government Regulations— Regulations on Information Security and Data Protection” for detailed discussion. As advised by our PRC legal counsel, Jingtian & Gongcheng, the Draft Data Security Regulations were released for public comment only with the deadline of submitting public comments or opinions by December 13, 2021, and its provisions and anticipated adoption or effective date are subject to changes and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.

As advised by our PRC legal counsel, Jingtian & Gongcheng, given the nature of our business, since we do not possess or process personal information of more than one million users/individuals, and we do not believe we are a “critical information infrastructure operator,” “network platform operator” or a data processor whose purchase of network products and services or data processing activities affect or may affect national security, the listing of our ADSs on the Nasdaq and future potential offering of our ADSs will not be subject to the cybersecurity review process under the Cybersecurity Review Measures, although we cannot guarantee that the relevant PRC regulatory authority will agree with our interpretation. Currently, the Cybersecurity Review Measures and the Draft Data Security Regulations have not materially affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator, a network platform operator or data processing operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and other important data collected and produced within the PRC territory as we advance our drug discovery pipelines as part of our future operations in China, and we may be subject to lengthy cybersecurity review, annual data security assessment and other enhanced regulatory requirements when purchasing network products and services or conducting other data processing activities. We may face challenges in addressing such enhanced regulatory requirements and be required to make necessary changes to our internal policies and practices in data privacy and cybersecurity matters. As advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, no detailed rules or implementation of the Cybersecurity Review Measures have been issued by the CAC and the Draft Data Security Regulations were only released for public comments, and the PRC governmental authorities have broad discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes will impose additional restrictions on companies like us. We cannot predict the impact of the Cybersecurity Review Measures and/or the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the future enacted laws and regulations, including the enacted version of the data security regulations mandate clearance of cybersecurity review and other specific actions to be completed by companies like us before we are able to complete this offering, we will face uncertainties as to whether such clearance and/or other specific actions can be timely obtained or completed, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, we have not been involved in any investigation on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanction in such respect, and we have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations. Our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC in connection with our previous issuance of securities to foreign investors or maintaining our listing status on Nasdaq. We have been making continuous efforts to comply with the relevant cybersecurity and data protection laws and regulations of the PRC, and will endeavor to comply with any updated applicable laws, regulations or guidelines as issued by any relevant regulatory authority in the PRC. See “Item 3 Key Information—3.D.Risk Factors—Risks Related to Doing Business in the PRC—Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, investigation or sanction by regulatory authorities, private litigation, other liabilities, and/or adverse publicity.”

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

Furthermore, in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations and regulatory rules, as of the date of this annual report, we are not currently required to obtain permissions from the China Securities Regulatory Commission (the “CSRC”), and we have not received any formal notice from any PRC authority indicating that we should apply for or are otherwise subject to cybersecurity review or security assessment. In addition, we have not been asked to obtain such permissions by any PRC authority or received any denial to do so. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, the CSRC published the Trial Measures and Listing Guidelines on February 17, 2023, designed to regulate overseas securities offerings by PRC domestic companies. Given the recent nature of the introduction of the Trial Measures and Listing Guidelines, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

If (i) we mistakenly conclude that certain regulatory filings, permissions and approvals are not required or (ii) applicable laws, regulations, or interpretations change and (iii) we are required to obtain such filings, permissions or approvals in the future, but fail to receive or maintain such filings, permissions or approvals, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. In addition, rules and regulations in China can change quickly with little advance notice. These regulatory agencies may impose fines and penalties on our operations in China, limit our operations in China, limit our ability to pay dividends outside of China, limit our ability to list on stock exchanges outside of China or offer our securities to foreign investors or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. Our non-consolidated joint venture faces the same risks as well. See also “Item 3 Key Information—3.D.Risk Factors—Risks Related to Doing Business in the PRC—We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.”

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to Adagene Suzhou through loans, capital contributions or as payment of considerations for the services rendered. In 2020, 2021 and 2022, Adagene Inc. made payments of US$15.5 million, US$30.0 million and US$24.5 million, respectively, in cash to Adagene Suzhou as consideration for providing services associated with research and development activities related to those intellectual properties owned by Adagene Inc. There were no intercompany loans provided by Adagene Inc. to Adagene Suzhou during the years ended and as of December 31, 2020, 2021 and 2022. In addition, as advised by our PRC legal counsel, Jingtian & Gongcheng, Adagene Suzhou is able to mark up and charge to Adagene Inc., its ultimate parent, for providing services associated with research and development activities related to those intellectual properties owned by Adagene Inc. and Adagene Inc. is able to make cash payments to Adagene Suzhou for considerations of such services. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by Adagene Inc., the Cayman holding company, (i) through Adagene (Hong Kong) Limited, our Hong Kong subsidiary, to Adagene Suzhou, our PRC subsidiary, and (ii) to Adagene Incorporated, our U.S. subsidiary, via capital contribution, shareholder loans or consideration for the services rendered, as the case may be.

Other than the above disclosed transfer of funds, we did not transfer any type of assets between Adagene Suzhou and other Adagene subsidiaries in 2020, 2021 and 2022.

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

4.B. Business Overview

OVERVIEW

We are a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based cancer immunotherapies. We are combining computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by our proprietary Dynamic Precision Library (DPL) platform, which fuels our NEObody™, SAFEbody®, and POWERbody™ technologies, we are developing a highly differentiated pipeline of novel immunotherapies. We have forged strategic collaborations with reputable global partners that leverage our technology in multiple approaches at the vanguard of science.

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

Our Robust, Transformative Pipeline

By leveraging our proprietary DPL platform and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of development, ranging from research and discovery to preclinical and clinical development. Our highly differentiated and wholly-owned clinical-stage pipeline consists of two anti-CTLA-4 antibodies, ADG116 (NEObody) and ADG126 (SAFEbody), which are both in Phase 1b/2 clinical evaluation in single agent and/or combination clinical trials designed to evaluate safety and preliminary efficacy, and two anti-CD137 antibodies, ADG106 (NEObody) and ADG206 (POWERbody). We also have several programs in IND-enabling studies, including an IND-ready masked, IgG1 anti-CD47 SAFEbody.

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

The following chart provides an overview of the status of each of our wholly-owned clinical and pre-clinical programs for which we have global rights:

A Robust, Transformative Pipeline of Wholly-Owned Assets

We have deployed our NEObody and SAFEbody technology platforms to develop our wholly-owned clinical candidates, ADG116, ADG126, ADG106 and ADG206, which are in ongoing clinical evaluation:

●	ADG116 is a fully human anti-CTLA-4 NEObody, which binds to a novel epitope of CTLA-4 different from ipilimumab, the only CTLA-4 mAb approved globally in both monotherapy and in combination with anti-PD-1. The dynamic interface of ADG116 enables not only its species cross-reactivity with human, cynomolgus monkey, and mouse CTLA-4 for preclinical studies, but also its dynamic engagement on a unique epitope of CTLA-4 to trigger a novel MOA distinct from ipilimumab by partial ligand blocking and stronger regulatory T-cell depletion via strong antibody-dependent cellular cytotoxicity (ADCC). ADG116 is designed to overcome the safety challenges of existing CTLA-4 therapeutics, with enhanced Treg depletion, and improved safety and efficacy profiles, with confirmed clinical responses both as monotherapy and in combination with anti-PD-1. ADG116 is currently in phase 1b/2 evaluation.
●	ADG126 is a fully human anti-CTLA-4 SAFEbody, which applies SAFEbody precision masking technology to ADG116 to further enhance safety and efficacy profiles by masking the antibody binding site which is then conditionally activated in the TME to limit on target, off tumor toxicity. ADG126 is designed to further increase the therapeutic window of ADG116, and optimize efficacy by achieving higher doses and constant target engagement with repeat dosing of anti-CTLA-4 that may unlock the full potential of CTLA-4 as a proven target for strong ADCC-mediated Treg depletion in the TME. ADG126 has consistently shown best-in-class safety and differentiated efficacy profiles in clinic, which is consistent with and enabled by the broad species cross-reactivity of ADG126 for extensive preclinical evaluation from mouse, rats and monkeys, including GLP toxicology data. In clinic, no dose-limiting toxicities have been observed up to 20 mg/kg. ADG126 is currently in phase 1b/2 evaluation.

●	ADG106 is a fully human ligand-blocking agonistic anti-CD137 NEObody, which targets a unique epitope of CD137 that is different from other anti-CD137 antibodies currently under clinical development. Preclinical and clinical studies show that ADG106 is capable of binding to CD137 in a fashion similar to its natural ligand, CD137L. ADG106 is designed to balance safety and efficacy to overcome the known safety challenges of anti-CD137 targeted therapy, particularly when used in combination with anti-PD-1 or anti-CTLA-4 therapies. In clinic, ADG106 has shown a well-tolerated safety profile and evidence of single-agent efficacy, while combination therapy development is supported by the combined findings of our phase 1 monotherapy trials, data from extensive preclinical studies, as well as PD marker-based modelling from prior and ongoing trials. Phase 1b/2 investigator-initiated trials in combination settings are ongoing.
●	ADG206 is a masked, Fc engineered anti-CD137 agonistic POWERbody. ADG206 incorporates SAFEbody® precision masking technology and is designed to achieve improved safety and efficacy. ADG206 has demonstrated enhanced crosslinking by FcgRIIb in vitro upon activation and antitumor activity in vivo, while the SAFEbody masking technology limits on-target off-tumor toxicities by preferential activation in the TME. ADG206 is currently in Phase 1 evaluation.

Additionally, we have multiple preclinical programs that are currently in IND-enabling studies as candidates for future clinical development as resources allow. See “—IND-ready Candidates and Preclinical Pipeline”.

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

We have entered into technology licensing agreements with Sanofi, Exelixis and ADC Therapeutics to develop antibody-based therapeutics against tumor targets using our SAFEbody technology. We have also out-licensed the Greater China rights for two antibody candidates to Sanjin and its affiliates. Additionally, we have leveraged our DPL technology platform and antibody discovery and engineering capabilities in discovery collaborations with the U.S. National Institutes of Health (NIH), Mitsubishi Tanabe, Celgene (now BMS), GSK and Hengrui. To further advance our pipeline, we have also put in place various clinical collaborations, including an agreement with Roche who is sponsoring and conducting a randomized combination trial with ADG126, clinical collaborations and supply agreements with Merck who will provide pembrolizumab for certain of our combination clinical trials, and an agreement with research organizations in Singapore for investigator-initiated trials of our ADG106 clinical candidate in combination settings. See “—Clinical Collaboration Agreements”.

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

Our wholly owned, highly differentiated pipeline consists of two anti-CTLA-4 clinical candidates, ADG116 NEObody, ADG126 SAFEbody (with masking), and two anti-CD137 candidates, ADG106 NEObody and ADG206 POWERbody (with masking). We also have multiple IND-ready preclinical candidates and a discovery pipeline in various stages of development.

In addition, we have out-licensed the Greater China rights of ADG104, an anti-PD-L1 mAb in Phase 2 development, to our partner Sanjin, and the Greater China rights of ADG125, a novel anti-CSF-1R mAb in Phase 1 development, to Dragon Boat Biopharmaceuticals. We have the right to apply for the patents derived from our core and key technologies pertaining to ADG104 and ADG125 in the rest of the world, where we retain a majority of the economic benefit.

Together, our wholly-owned internal candidates and partnered programs provide multiple product development and future commercial opportunities, either alone or with partners.

About Cytotoxic T-lymphocyte Antigen 4 (CTLA-4) Therapy

The development of immune checkpoint inhibitors has revolutionized cancer immunotherapy in the past decade. In fact, recent trials have shown that immunotherapy can induce durable and extensive tumor regression, potentially converting previously fatal diseases into chronic, manageable diseases for certain patients.

Anti-CTLA-4 therapy is one of the first immune checkpoint inhibitor treatments to demonstrate definite clinical benefit through direct T-cell activation. Ipilimumab (Yervoy®) was the first approved immune checkpoint inhibitor by the FDA in 2011 for the treatment of advanced melanoma. This was followed by FDA approval in 2022 of tremelimumab (Imjudo®) in combination with anti-PD-L1 for treatment of unresectable hepatocellular carcinoma (HCC) and metastatic non-small cell lung cancer (NSCLC) after more than ten years, while more than ten anti-PD-1/PD-L1 therapies and their combinations were approved globally with comparable safety and efficacy profiles, highlighting the unique challenge to unleashing the full therapeutic potential for anti-CTLA-4 therapies. Indeed, anti-CTLA-4 therapies approved or in clinical development show a strong dose- dependent toxicity and efficacy, both alone and in combination with anti-PD-1/L1, limiting their acceptance in clinical practice.

The following chart demonstrates the dose-dependent toxicities with ipilimumab monotherapy treatment in melanoma, limiting its dosing and therefore efficacy:

* Reference: Ascierto PA, et al. J Immunother Cancer 2020;8:e000391. doi:10.1136/jitc-2019-000391

The following chart shows that ipilimumab has a strong dose-dependent toxicity and efficacy in the combination setting with anti-PD-1, as shown for second-line HCC:

Ipilimumab: Combination Data in HCC Highlight

Dose Dependent Challenge of Anti-CTLA-4 Therapy

For HCC, approved dose level is Nivo 1mg/kg+ Ipi 3mg/kg; Nivo + 4 doses of Ipi; patient population is previously treated with sorafenib (2L); dosing regimens Q3W for 4 doses.

Indeed, ipilimumab is still being debated for its function in blocking CTLA-4 via its binding arms or in depleting CTLA-4 expressing Treg cells intratumorally for anti-CTLA-4 therapies. Thus, development of next generation anti-CTLA-4 therapies with an improved safety profile and antitumor efficacy through enhanced CTLA-4 blockage and/or Treg depletion (via its Fc-mediated ADCC effect) are urgently needed to improve upon existing anti-CTLA-4 therapies, as well as open the new doors to treat cold tumors such as MSS-CRC. Additionally, addressing the dose-dependent toxicities of anti-CTLA-4 therapy may enable more front-line combinations, fully unlocking the potential of anti-CTLA-4 as a cornerstone of cancer care.

ADG116 NEObody: A Unique Entry Point for Anti-CTLA-4 Therapy

ADG116 is a fully human anti-CTLA-4 antibody generated using our NEObody technology, designed to target a unique epitope of CTLA-4, to enhance the efficacy profile and to address both the toxicity and efficacy concerns associated with existing CTLA-4 therapeutics. It is currently under Phase 1b/2 clinical evaluation in multiple trials in the U.S., China and Asia Pacific (APAC), both as monotherapy and in combination with other therapies.

The development rationale for ADG116 focuses on its softer CTLA-4 ligand blocking and stronger ADCC for depleting regulatory T-cells than ipilimumab. In a head-to-head in vivo efficacy study, ADG116 was observed to have a five-fold greater anti-tumor activity in comparison with ipilimumab. In addition, ADG116 was observed to induce antitumor responses concomitant with reduced immunosuppressive regulatory T-cell and enhanced cytotoxic T lymphocyte (CD8+ T-cells) activities in the TME.

Our clinical program is designed to demonstrate the differentiated safety and efficacy profile of ADG116 and to support our evaluation of our anti-CTLA-4 SAFEbody ADG126, for which ADG116 is the parental antibody.

We initiated a monotherapy trial of ADG116 in Australia (ADG116-1003) designed to evaluate safety and determine a recommended Phase 2 dose, or RP2D, in patients with advance metastatic tumors. A secondary objective of the trial is to evaluate preliminary efficacy based upon anti-tumor activity both as monotherapy and in combination regimens. Since 2021, we have expanded the trial (ADG116- 1003) to sites in the U.S. after receiving clearance from the FDA. Upon the receipt of such clearance from the FDA, we terminated a prior Phase 1 trial (ADG116-1001) in the U.S. for business reasons. In addition, we obtained approval to initiate cohorts in other countries, including Singapore and South Korea. For detailed discussion on our terminated ADG116-1001 clinical trial in U.S., see “Item 3 Key Information—Risk Factors—Risks relating to obtaining regulatory approval of our drug candidates—Our product candidates may cause undesirable adverse events, side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval.”

In 2022, we completed dose escalation of ADG116 monotherapy up to 15 mg/kg with repeat dosing and initiated dose escalation in combination with anti-PD-1 under the same protocol. In November 2021, we also received clearance from the FDA to initiate a trial of ADG116 in combination with pembrolizumab (ADG116-P001 / KEYNOTE-C97). Data from both of these phase 1b/2 studies were presented in November 2022 at the annual meeting of the Society for Immunotherapy of Cancer (SITC).

Summary of Clinical Studies & Results

In November 2022, we reported comprehensive safety and interim efficacy data from our ongoing phase 1b/2 monotherapy and combination clinical studies of ADG116 in two poster presentations at SITC 2022.

Results from monotherapy evaluation in patients with advanced/metastatic solid tumors (N=50) showed ADG116 is well tolerated across dose levels with repeat dosing. Grade 1/2 and Grade 3/4 treatment-related adverse events (TRAEs) were reported in 28 (56%) and 3 (6%) patients, respectively. With repeat dosing and tracking for late-onset toxicities in the same 10mg/kg cohort, the overall rate of Grade 3 or higher TRAEs was 13%. There were no Grade 3 or higher TRAEs reported at the 15 mg/kg dose level for ADG116 monotherapy. For reference, the reported rate of TRAEs Grade 3 and higher for the currently approved anti-CTLA-4 therapy, ipilimumab, is approximately 36% at 10 mg/kg in first-line monotherapy in melanoma patients (Ascierto PA, et al. J Immunother Cancer 2020;8:e000391. Doi:10.1136/jitc-2019-000391).

The following chart demonstrates the incidence of treatment emergent adverse events with ADG116 by grade and dose level, showing the vast majority of TRAEs were Grade 1 or 2:

ADG116 Monotherapy: TRAEs Show Compelling Safety Profile up to 15 mg/kg with Repeat Dosing*

* Results as of the 2022 SITC Data Cut-off Date

At SITC 2022, we also reported preliminary efficacy data from the ongoing monotherapy trial in these heavily pre-treated patients with difficult-to-treat tumors. The overall disease control rate (DCR) was 33% across all monotherapy dose levels, with additional tumor reduction observed in patients with both warm and cold tumors.

Among 36 efficacy evaluable patients as of the SITC data cut-off date, an initial partial response was observed after two cycles of treatment in a Kaposi’s sarcoma patient, who was one of three treated with ADG116 monotherapy at 15 mg/kg. An additional partial response was observed as of November 2, 2022 in a patient with renal cell carcinoma who progressed after two prior lines of therapy, including an anti-PD-L1 inhibitor. The patient received four cycles of ADG116 monotherapy at 10 mg/kg with no Grade 3 or higher TRAEs reported.

Further, in February 2023, a third partial response with monotherapy was reported in a patient with MSI-H endometrial cancer. The patient had received five cycles of ADG116 at 10 mg/kg with only Grade 1 TRAEs reported.

In addition to monotherapy evaluation in the ADG116-1003 trial, we received NMPA approval to initiate another monotherapy trial, ADG116-1002 in China, to provide additional clinical data regarding safety and activity of ADG116 in Chinese patients, including the combination of ADG116 and other immunotherapies. Data from the trial are expected to enable China to join our global clinical program. As of this annual report, dose escalation cohorts in the trial are ongoing.

In parallel to the ongoing monotherapy evaluation, we initiated dose escalation cohorts for ADG116 in combination with two anti-PD-1 therapies in the ADG116-1003 (toripalimab) and ADG116-P001 (pembrolizumab) trials. At SITC 2022, we provided an interim update on these trials, which demonstrated the manageable safety profile and early efficacy in 15 heavily pre-treated patients with difficult-to-treat tumors.

ADG116 was dosed every three weeks at 3 mg/kg or 6 mg/kg in combination with 240 mg of toripalimab (N=9). Although ADG116 with toripalimab at 6 mg/kg did not meet the target toxicity level (TTL) (i.e., lower rate of Grade 3 or higher TRAEs than those approved for anti-CTLA-4 and anti-PD-1 combination therapies), 3 mg/kg of ADG116 every three weeks with toripalimab was both manageable within the TTL and demonstrated impressive efficacy profile in difficult-to-treat tumors. Further dose optimization is planned, including ongoing evaluation of late-onset toxicities associated with ADG116 plus toripalimab with repeat dosing to meet the desired TTL.

Among seven efficacy evaluable patients who received ADG116 in combination with toripalimab, one confirmed complete response was observed in a patient with platinum-refractory recurrent head and neck squamous cell carcinoma (HNSCC). The patient received 3 mg/kg of ADG116 in combination (n=5; Objective response rate = 20%; DCR = 100%). Lesions completely disappeared after two cycles of therapy, and the durable response was maintained far beyond six cycles as of the SITC Data Cut-off Date. The patient remains on therapy.

A second combination trial, ADG116-P001, evaluated ADG116 in combination with pembrolizumab in pre-treated patients (N=6) primarily with cold tumors. The findings were presented at SITC and further support the differentiated safety profile of ADG116 dosed at 3 mg/kg every three weeks, as well as its efficacy potential when combined with pembrolizumab at a flat dose of 200 mg. No TRAEs higher than Grade 3 were reported and no DLT was observed.

In the combination trial with pembrolizumab, significant changes were observed in a tumor-related biomarker in two patients with metastatic microsatellite-stable (MSS) colorectal cancer (CRC), who experienced a 43% and 27% reduction in carcinoembryonic antigen (CEA) levels, respectively. Both patients had either liver or lung metastases. These data support continued evaluation of ADG116 plus pembrolizumab as a combination of anti-CTLA-4 and anti-PD-1 therapies that may improve outcomes in certain patients with difficult-to-treat tumor types such as MSS-CRC observed here.

Clinical Development Plan

Our clinical development of ADG116 is focused on expanding its safety and efficacy profiles in combination with anti-PD-1 therapy. Combination dose expansion cohorts for ADG116 with anti-PD-1 therapy are ongoing for dose optimization.

ADG116 Background: Mechanism of Action & Preclinical Profile

We have previously conducted extensive preclinical analysis and modeling to establish the safety and efficacy potentials of ADG116, which is also the parental antibody for our masked, anti-CTLA-4 SAFEbody candidate, ADG126. We have persistently and pursued and implements seamless translational studies using the epitope across different species for both programs, observing a good correlation between preclinical and clinical results both as single agents and in combination with anti-PD-1. Taken together, these preclinical studies (summarized below) have demonstrated that ADG116 has at least a five-fold greater potency profile than ipilimumab, a commercially-available anti-CTLA-4 therapy, and superior activity in various tumor specific models, while its safety profile is at least three-fold better based on GLP monkey data.

ADG116 is designed to target a unique conserved epitope of CTLA-4. In preclinical studies, ADG116 was observed to have partial CTLA-4 ligand blocking and stronger ADCC for regulatory T-cell depletion than ipilimumab, even with the same Fc isotype. ADG116 has been observed in preclinical animal studies to mediate effector functions to eliminate CTLA-4 highly expressed cells, particularly regulatory T-cells in TME through strong ADCC effect. These actions of ADG116 could lead to enhanced activation and proliferation of tumor infiltrating T-effector cells and reduced T-regulatory cell function, which may contribute to a general increase in T-cell responsiveness, including an enhanced antitumor immune response.

We extensively evaluated ADG116 in both in vitro and in vivo preclinical studies. Our in vivo efficacy studies were conducted in mice, and safety evaluations were conducted in both cynomolgus monkeys and rats. ADG116 was observed to show robust in vivo anti-tumor activity in multiple syngeneic mouse tumor models. Ipilimumab was included as a benchmark and was compared with ADG116 in a series of our preclinical studies. In these preclinical studies, we observed that ADG116 had a potential advantage over ipilimumab in potentiating T-cell activation. While ADG116 has partial CTLA-4 ligand blocking, it was observed to have superior ability in eliminating CTLA-4 positive regulatory T-cells via ADCC in tumors resulting in enhanced antitumor responses. ADG116 was well tolerated in rats and cynomolgus monkeys at doses up to 30 mg/kg in GLP-compliant four-week repeat-dose toxicology studies

Preclinical Pharmacology: We evaluated ADG116 as a monotherapy in vivo in an H22 liver cancer syngeneic mouse model. As shown in the figure below, ADG116 was observed to induce an encouraging antitumor response at low doses in a dose-dependent manner (see figure below on the left). Additionally, ADG116 was observed to inhibit tumor growth of large tumors in the same model (see figure below on the right).

H22 Liver Cancer Model
Tumor Volume (mm3)
3500
3000
2500
2000
1500
1000
500
0
Isotype Ctrl (0.5mg/kg, BIW)
ADG116 (0.5mg/kg, BIW)
ADG116 (0.1mg/kg, BIW)
ADG116 (0.02mg/kg, BIW)
Dosing
0 3 6 9 12 15 18
Days after the Start of Dosing
ADG-116, 5mg/kg
H22 Liver Cancer Model
Tumor volume (mm3)
CR: 6/8
0 3 6 9 12 15 18 21 24 27 30 33 36 39
Days after the start of treatment
Isotype Ctrl, 5mg/kg
H22 Liver Cancer Model
Tumor volume (mm3)
0 3 6 9 12 15 18 21 24 27 30 33 36 39
Days after the start of treatment

As illustrated in the below figure, in a liver cancer tumor rechallenge study, ADG116 was observed to induce significant antitumor response. Fifty-nine days after the initial tumor inoculation and more than 30 days after the last ADG116 treatment, mice were then rechallenged with the same tumor. We observed that mice that responded to the initial ADG116 treatment remained tumor-free even without additional ADG116 treatment while naïve mice developed tumors, indicating the development of antitumor memory response elicited by ADG116.

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

ADG126 SAFEbody: A Best-in-Class Anti-CTLA-4 Therapy

Our most advanced SAFEbody program, ADG126, is a masked fully-human anti-CTLA-4 mAb engineered to address the safety concerns associated with existing CTLA-4 therapeutics, while maintaining potency when locally activated in the TME. It is currently under Phase 1b/2 clinical evaluation in multiple trials in the U.S., China and APAC, both as monotherapy and in combination with anti-PD-1 therapy.

ADG126 is designed to address the toxicity issues of the approved CTLA-4 immuno-oncology therapy and achieve enhance anti-tumor efficacy to expand the potential of CTLA-4 as a target for the treatment of cancer. It applies our proprietary SAFEbody technology to a parental antibody, ADG116, enabling ADG126 to be activated primarily in tumor tissues rather than healthy tissues, minimizing the risk of on-target, off-tumor toxicities.

In September 2022, we presented the first clinical results from our monotherapy evaluation in a poster presentation at the European Society of Medical Oncology (ESMO) annual congress. The data showed a best-in-class safety profile for ADG126 with repeat dosing and anti-tumor activity observed in cold tumors with steady accumulation of activated ADG126. During 2022, we also continued to advance global dose escalation trials of ADG126 in combination with anti-PD-1 therapies. In January 2023, we announced interim findings from these trials showing the combination safety profile and confirmed clinical responses with ADG126 up to 10 mg/kg with repeat cycles in combination with anti-PD-1 from the dose escalation portion of our ongoing phase 1b/2 studies.

Detailed dose escalation results from these trials of ADG126 in combination with either toripalimab or pembrolizumab were later presented at the American Association for Cancer Research (AACR) Annual Meeting in April 2023, along with updated findings from our ongoing monotherapy evaluation. In totality, the data support best-in-class safety and differentiated efficacy profiles for ADG126 both as monotherapy and in combination with anti-PD-1, with potential to overcome the safety challenges of anti-CTLA-4 therapy and become a cornerstone of cancer care by its T cell priming and strong Treg depletion in the TME. As our clinical program advances, we expect the best-in-class safety profile of ADG126 to translate into enhanced clinical benefit by dosing ADG126 at higher levels more frequently in combination with anti-PD-1.

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

In October 2021, we initiated a second monotherapy trial of ADG126 following NMPA approval to start an ADG126 Phase 1 trial in China (ADG126-1002), designed to further support our global clinical development program and pave the way for combination studies of ADG126 in China.

During 2022, we completed monotherapy dose escalation of ADG126 up to 20 mg/kg in both trials, and we initiated monotherapy dose expansion cohorts at 10 mg/kg in the ADG126-1001 trial. Patients received continuous dosing, and we observed favorable pharmacokinetic activity compared to our unmasked anti-CTLA-4 antibody, ADG116. ADG126 has shown a best-in-class safety profile in clinic, consistent with preclinical evaluation enabled by the broad species cross-reactivity of ADG126, including GLP toxicology data.

In September 2022 and April 2023, we presented these clinical results from our ADG126 monotherapy evaluation at the ESMO and AACR annual meetings, respectively. The presentation at AACR included a larger number of patients (N=30) and further reinforced the compelling, best-in-class safety profile at dosing levels up to 20 mg/kg in a heavily pretreated patient population (majority received ≥3 prior lines of therapy) once every three weeks with repeat dosing. No Grade 3 or higher TRAEs were reported. The following chart summarizes the most common TRAEs and their incidence across dose levels:

ADG126 Monotherapy: Best-in-class Safety Profile up to 20 mg/kg with Repeat Dosing*

* Results as of the 2023 AACR Data Cut-off Date

Monotherapy data also showed the disease control rate was 37% among 27 evaluable patients across dose levels. Prolonged stable disease was observed in five patients, including an ovarian cancer patient treated at 1 mg/kg with and tumor shrinkage (22% reduction in sum of target lesions) and stable disease observed after 22 cycles. Previously, this patient had surgery and five prior lines of systemic therapies. Additionally, tumor shrinkage (12% reduction in sum of target lesions) was observed in a non-small cell lung cancer patient (NSCLC) who received 14 cycles of ADG126 at 20 mg/kg. Previously, this patient was treated with pembrolizumab and docetaxel.

Our monotherapy evaluation of ADG126 has also increased our understanding of its MOA and our masking technology in clinic. For example, at ESMO 2022, we reported that ADG126 plasma pharmacokinetics (PK) were approximately linear and activated ADG126 accumulated steadily during repeat dosing across different dose levels. This analysis suggests prolonged exposures of activated ADG126 in the tumor microenvironment (TME), with cleaved ADG126 on average accumulating ≥3-fold during repeat dosing, associated with the longer half-life of total ADG126 compared with its parental antibody.

Further, analysis of a clinical sample from a hepatocellular carcinoma (HCC) patient previously treated with atezolizumab and bevacizumab and then followed by lenvatinib demonstrated about nine-fold Teff/Treg improved ratio after dosing relative to before dosing due to reduction in Treg and improvement in T effect cells. These data support the mechanism of action for ADG126 as shown below in data presented at AACR 2023:

ADG126 Monotherapy Tumor Biopsy: Case Study Shows Increased Teff / Treg with Treg Depletion in TME of an HCC Patient who Progressed on Atezolizumab + Bevacizumab*

* Data from paired tumor biopsies were collected before and after treatment. Multiplex immunofluorescence analysis was performed by Dr. Joe Yeong’s lab at IMCB, A*STAR. Images were analyzed using HALO. Tregs were defined as Foxp3+ CD8- cells. Teff cells were defined as CD8+ T cells.

During 2022, we also advanced our phase 1b/2 combination trials for ADG126 with anti-PD-1. In March 2022, we received clearance from the FDA to initiate a new Phase 1b/2 trial to evaluate ADG126 in combination with pembrolizumab (ADG126-P001/KEYNOTE-C98). We are conducting the trial at multiple sites in the U.S. and APAC. In parallel, as part of the ongoing ADG126-1001 trial, a combination dose escalation was initiated to evaluate ADG126 with toripalimab.

In April 2023, we presented data from the dose escalation portion of these studies of ADG126 in combination with anti-PD-1 treatments at AACR. The results reinforced the best-in-class safety profile of ADG126 at doses from 6 mg/kg up to 10 mg/kg. The combination was well tolerated with no dose-limiting toxicities observed with repeat cycles, including in patients who received four or more cycles in the combination cohort with toripalimab.

Across 31 patients in combination dose escalation cohorts of ADG126, a total of seven (22.6%) Grade 3 TRAEs were reported, suggesting a safety profile comparable to anti-PD-1 monotherapy and a best-in-class safety profile in combination with anti-PD-1, even at much higher doses. This has been achieved without aggressive safety management for immune-mediated diarrhea/colitis, such as infliximab infusion.

The following charts summarize the safety profile from our studies of ADG126 with two different anti-PD-1 therapies, toripalimab and pembrolizumab, as presented in posters at AACR 2023:

Combination Safety: TRAEs for ADG126 with Toripalimab (N=20)

Combination Safety: TRAEs for ADG126 with Pembrolizumab (N=11)

The early efficacy profile of ADG126 was also demonstrated in these heavily pre-treated patient groups, with clinical responses and tumor shrinkage observed during combination dose escalation. Data presented at AACR summarize patient case studies demonstrating clinical benefit, including three confirmed partial responses and multiple cases of prolonged stable disease with tumor shrinkage in patients who received ADG126 plus anti-PD-1 therapies.

Of note, two cases of significant tumor shrinkage (20% reduction and higher in target lesions) were observed in MSS CRC patients with liver metastasis who received ADG126 plus toripalimab. This aligns with anti-tumor activity in MSS CRC shown with ADG116 NEObody in combination with anti-PD-1 therapy showing reductions in CEA levels. Overall, the results further support our ongoing combination dose expansion cohorts evaluating ADG126 in combination with anti-PD-1 in this indication.

At AACR, partial responses were reported in two patients with anal and penile squamous cell carcinoma who received ADG126 plus toripalimab; the patients experienced 36% and 72% reductions in sum of target lesions, respectively. A third partial response was reported in a patient with metastatic endometrial cancer (MSI-H) who received ADG126 plus pembrolizumab and experienced a 37% reduction in target lesions. All three patients were treated at the 10 mg/kg dose administered every three weeks (Q3W).

In April 2023, after the AACR Data Cut-off, an additional (initial) partial response was reported in an IO-experienced cervical cancer patient who was previously treated with two lines of therapy and had progressed after nine cycles of pembrolizumab (CPS = 1; TMB =24).The patient experienced no Grade 3 or higher TRAEs and showed a 30% reduction in target lesions at the end of eight cycles of treatment with ADG126 (10 mg/kg Q3W) and pembrolizumab (200 mg Q3W), following earlier observation of 13% tumor shrinkage as reported at AACR.

The robust safety of masked anti-CTLA-4 enables continuous dosing with anti-CTLA-4 or ADG126 therapy in combination with anti-PD-1 to drive the efficacy in patients in PD-L1 low expression and PD-1 resistant anti-CTLA-4 therapy.

Clinical Development Plan

Our clinical development of ADG126 is focused on expanding its safety and efficacy profile in combination with anti-PD-1 therapy. Combination dose expansion cohorts for ADG116 with anti-PD-1 therapies are ongoing, including in MSS CRC to establish proof-of-concept. Additionally, our clinical collaboration with Roche is enabling a randomized, phase 1b/2 clinical trial to evaluate ADG126 in a triple combination in first-line HCC.

ADG126 Background: Mechanism of Action & Preclinical Profile

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

Moreover, ADG126 has been observed in preclinical animal studies to mediate effector functions to eliminate highly upregulated CTLA-4 expressing cells, particularly regulatory T-cells in the TME, primarily through its strong ADCC. These actions of ADG126 could lead to enhanced activation and proliferation of tumor infiltrating T-effector cells and reduced T-regulatory cell function, which may contribute to a general increase in T-cell responsiveness, including an enhanced antitumor immune response. The below diagram illustrates the MOA of activated ADG126.

CTLA-4 Blockade
✓ T-cell Activation
Binding Epitope
Activated ADG126
IgG1
Fc Effector
Treg Depletion in TME
✓ ADCC of NK Cell
✓ ADCP of Macrophage
CD8+
CD4+
T-cell
CD28
CTLA-4
CTLA-4
Blockade of CTLA-4 Interaction with CD80/86
CD80/86
DC
CD28
CD80/86
TCR
MHC
DC
CD4
CD25
Treg
CTLA-4
CTLA-4
CTLA-4
CTLA-4
Depletion of Regulatory T-Cell (Treg) in TME
ADCP
ADCC
Macrophage
FcγRII
CTLA-4
CTLA-4
Treg
CTLA-4
CTLA-4
NK
Apoptosis

Notes:

“ADCP” refers to antibody-dependent cell-mediated phagocytosis;

“MHC” refers to major histocompatibility complex;

“TCR’’ refers to T-cell receptor;

Preclinical Pharmacology: We observed in PD studies that ADG126, in its intact SAFEbody form, bound weakly to CTLA-4. However, once the proteases cleaved off the masking peptide, ADG126 was activated and bound at a high affinity to human, cynomolgus monkey and mouse CTLA-4, as shown in the figures below. Activated ADG126 was observed to lead to the release of CD80/CD86 ligands from CTLA-4 sequestration, and stimulation of CD28 signaling to boost T-cell activity. It also targets regulatory T-cells for depletion within the TME by means of ADCC, to mediate antitumor T-cell immunity.

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

As shown in the figure below, ADG126 synergized with an anti-PD-1 antibody to elicit a stronger anti-tumor response than ADG126 or the anti-PD-1 antibody alone in a Lewis lung cancer model.

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

About CD137

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

CD137: Our Solution

Our two anti-CD137 antibody candidates target a unique epitope of CD137 to balance the safety and efficacy of anti-CD137 therapies (see figure below).

ADG106 is designed to target a unique conserved epitope of CD137 with a novel MOA for CD137 agonism by its natural ligand-like binding. ADG106 has not been observed to bind to unstimulated naive T-cells, which have no detectable level of CD137 expression. ADG106 is also designed to bind to activated NK cells to boost their cytotoxic and ADCC functions.

ADG106 can also mediate cross-linking via Fc receptors, which are critical for its activity. Our next generation anti-CD137, ADG206 IgG1 POWERbody features Fc-engineering to enhance the cross-linking. With further addition of our SAFEbody precision masking technology, ADG206 is poised to power the efficacy of anti-CD137 therapies (4-fold higher preclinical potency than urelumab analog), while ensuring the safety via conditional activation by pushing the boundaries of prior anti-CD137 agonistic approaches.

ADG 106/206 target a unique epitope of CD137/4-1BB pathway validated by CAR-T

ADG106 NEObody: A Novel Agonistic Anti-CD137

ADG106, is a fully human ligand-blocking, agonistic anti-CD137 IgG4 mAb generated using our NEObody technology to target a unique conserved epitope of CD137.

We previously completed two Phase 1 clinical trials, ADG106-1001 and ADG106-1002, in the U.S. and China, respectively, evaluating ADG106 as monotherapy in a total of 98 patients with advanced or metastatic solid tumors and/or NHL. Our results demonstrated that ADG106 had a well-tolerated safety profile and evidence of single-agent efficacy profile. In preclinical studies, we also observed that ADG106 had encouraging antitumor activity and was well tolerated as a monotherapy and had additive or synergistic effects in combination with the existing standard-of-care, or SOC, and other immuno-oncology therapies.

As monotherapy, ADG106 was well-tolerated at doses of 3 and 5 mg/kg, and at 300 mg and 400 mg flat doses. We also observed tumor shrinkage in some patients, including one patient with nasopharyngeal cancer (NPC) who previously failed multiple therapies and showed a partial response to ADG106 treatment with a 40% tumor size reduction. In addition, two NHL patients showed more than a 30% tumor size reduction. Overall, we observed a significant disease control rate of 56% (45 among 81 patients) for anti-CD137 monotherapy with robust safety profiles, including tumor size reductions in the multiple patients.

Importantly, across all dose cohorts in both trials, we observed three patients with ≥ Grade 3 liver enzyme increase; among them, two patients with ≥Grade 3 AST increase enrolled in ADG106-1001 (treated at 10 mg/kg and 300 mg fixed dose levels), including one patient who had abnormal baseline liver enzyme exhibited Grade 3 AST increase, and one patient enrolled in ADG106-1002 with abnormal liver enzyme baseline showed a Grade 3 AST and ALT liver enzyme increase (treated at 5 mg/kg). These liver enzyme increases were not observed to be dose-dependent.

Clinical Summary: Focus on Investigator-Initiated Trials in Combination Settings

ADG106 is now being evaluated in combination settings in two investigator-initiated trials. The studies are supported by the combined findings of our phase 1 monotherapy trials, data from our extensive preclinical studies, as well as PD marker-based modelling from our prior and ongoing trials. These clinical results indicate that targeting the unique and highly conserved epitope of CD137 by ADG106/ ADG206 has the potential to balance safety and efficacy, thereby addressing the limitations of other existing anti-CD137 agonists that target very different epitopes.

Previously, we evaluated clinical safety and efficacy profiles of ADG106 in combination with anti-PD-1 therapy in patients with advanced solid tumors and relapsed or refractory NHL. Results from the Phase 1b/2 trial in China (ADG106-1008) showed one observed partial response in an NPC patient out of 20 patients enrolled. In August 2022, we announced plans to wind down the ADG106-1008 trial, given prioritization of our anti-CTLA-4 programs and potential of our next generation anti-CD137 therapy, ADG206.

We also observed dose dependent sCD137 changes in blood samples of patients treated by ADG106 in combination with anti-PD-1, further supporting its potential in combination and consistent with observation by other clinical studies. The semi-quantitative analysis and studies conducted suggest the increase of plasma sCD137 or its induction ratio of induced sCD137 over the baseline value is associated with the clinical benefits of NPC patients from stable disease to partial response.

In November 2021, we announced an investigator-initiated trial with the National University Cancer Institute, Singapore and the National Cancer Centre Singapore, in collaboration with the Singapore Translational Cancer Consortium to evaluate ADG106 with another anti-PD-1, nivolumab, in patients with advanced non-small cell lung cancer (NSCLC). The Phase 1b/2 open label trial (ADG106-T6001) is designed to evaluate safety, tolerability, and anti-tumor activity of the combination in up to 53 patients with advanced NSCLC who have progressed after prior treatment. In January 2022, we reported that the trial had enrolled and dosed the first patients. The trial is currently ongoing as of the date of this annual report with plans to present interim results at an upcoming medical conference.

Additionally, in August 2022, we announced a second investigator-initiated trial with the Singapore research consortium. The Phase 1b/2 clinical trial (ADG106-T6002) is evaluating ADG106 in combination with neoadjuvant chemotherapy (doxorubicin and cyclophosphamide followed by paclitaxel) in up to 66 patients with early-stage, HER2 negative breast cancer. The trial is currently ongoing as of the date of this annual report.

ADG206 POWERbody: A Masked, IgG1 FC-engineered Next Generation Anti-CD137 Therapy

ADG206 is designed to solve the safety and efficacy challenges of anti-CD137 therapy, leveraging the same novel epitope as ADG106 and learnings from development of urelumab (another company’s anti-CD137 targeting antibody), which showed single agent clinical efficacy and dose-dependent liver toxicity in clinic.

In April 2022, we announced preclinical data showing how this, Fc-engineered anti-CD137 agonistic POWERbody incorporates SAFEbody® precision masking technology for conditional activation and is designed to achieve improved safety and efficacy. We reported data from preclinical studies demonstrating that the FcgR-mediated crosslinking of ADG206 in IgG1 format enhances T-cell responses and antitumor activity, while the SAFEbody masking technology secures its activation in the TME to limit on-target off-tumor toxicities.

Preclinical data demonstrated that ADG206 was well tolerated, with normal pharmacokinetic properties and minimal activation in circulation. It also had robust anti-tumor activity as a single agent in multiple tumor models, with 4-fold stronger anti-CD137 agonistic activity of its activated form than a benchmark antibody (analog of urelumab), which is one of the most potent anti-CD137 agonists in development for T-cell co-activation that has demonstrated clinical activity as a single agent but has also shown dose-dependent liver toxicity. ADG206 demonstrated enhanced anti-tumor activity as a single agent and in combination with other checkpoint inhibitors, including anti-PD-1 or anti-CTLA-4 therapy. We believe that the safety and efficacy profiles of ADG206 strongly supports its potential as a combination agent.

In August 2022, following completion of IND enabling studies, we submitted a Human Research Ethics Committee (HREC) regulatory filing in Australia to advance this anti-CD137 POWERbody™, ADG206, into a phase 1 clinical trial in patients with advanced metastatic solid tumors. We have subsequently initiated dosing of the first patient in a phase 1 trial evaluating safety, efficacy and tolerability profiles for ADG206 POWERbody in patients with advanced/metastatic tumors. This next generation anti-CD137 candidate is the first POWERbody candidate to advance into clinic, combining precision masking, Fc-engineering and targeting of a unique epitope to solve the safety and efficacy challenges of anti-CD137 therapies. The phase 1 trial is currently ongoing; pending monotherapy dose escalation results, evaluation in combination settings is planned. For example, it is biologically compelling to combine clinically safe and potent anti-CD137 and anti-CTLA-4 therapies for their synergistic anti-tumor efficacy, but also to ameliorate the toxicity of each monotherapy.

IND-READY CANDIDATES & PRECLINICAL PIPELINE

In addition to our clinical-stage product candidates, we have several IND-ready preclinical candidates and have built a deep, broad and differentiated preclinical pipeline with potential first and best-in-class programs. These programs are in various stages of drug discovery and preclinical evaluation utilizing our three DPL platform technologies NEObody, SAFEbody, and POWERbody.

We currently have multiple differentiated programs undergoing IND-enabling studies, each with robust CMC profiles and compelling preclinical safety and efficacy data. In December 2021, we disclosed the first two of these candidates, ADG152 and ADG153, and reported preclinical data at the American Society of Hematology (ASH) annual meeting. In March 2022, we introduced two additional programs, ADG206 (later advanced into clinical stage) and ADG138, and reported data demonstrating their first and best-in-class potential in conjunction with the American Association for Cancer Research (AACR) annual meeting. Additionally, at AACR 2022, we introduced a new capability for our proprietary bispecific T-cell engagers (TCEs) targeting CD28, which we believe offers a new paradigm and novel approach to overcome the challenges of this target by combining a unique, highly conserved epitope, with our precision masking technology and a tumor antigen targeted TCE for local activation. At AACR 2022, we also presented data for these preclinical candidates to be used as monotherapies or in combination with our CD3 TCEs to achieve safe, powerful and durable immunotherapy.

Additionally, at AACR in April 2023, we presented an additional poster on ADG153, with more comprehensive data showing the candidate’s anti-tumor activity in solid tumor models, as well as target engagement in the tumor microenvironment.

A summary of our pipeline of preclinical programs follows:

●	ADG153: This masked anti-CD47 IgG1 SAFEbody is differentiated by the novel epitope it recognizes, its strong antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP) activity, and precision masking for conditional activation. It is designed to realize the full potential of anti-CD47 therapy for both hematologic and solid tumor indications. ADG153 targets a unique epitope with reduced hemagglutination activities in comparison with two benchmark antibodies. It incorporates SAFEbody masking technology to limit on-target off-tumor toxicities and overcome the known safety liabilities of anti-CD47 therapies. The safety mask prevents its rapid clearance by CD47 directed antigen sink effect. Preclinical data demonstrated that ADG153 IgG1 was well tolerated, did not induce human hemagglutination and significantly reduced anemia-related and antigen sink liabilities. In particular, ADG153 IgG1 at a 10 mg/kg dose demonstrated only an 8 percent decrease in red blood cell counts, compared to a 49 percent decrease with a benchmark antibody which is in IgG4 format (analog of magrolimab). After a single intravenous dose, ADG153 IgG1 demonstrated an approximately 8-fold longer apparent half-life and 5-fold higher area under the curve (AUC) at 10mg/kg than the benchmark. Results also showed that ADG153 IgG1 demonstrated greater anti-tumor activity than the benchmark. We believe it is the first anti-CD47 antibody in IgG1 isotype that shows strong ADCC and ADCP effects for tumor killing without serious safety liabilities. ADG153 is currently in the IND-enabling phase.
●	ADG138: This novel HER2xCD3 POWERbody is masked on both arms with an impressively high therapeutic index relative to its parental non-masked TCE in both HER2 high and low expressing solid tumors including HER2 high resistant/refractory tumors relative to a benchmark antibody (DS-8201, a HER2 targeting antibody drug conjugate commercially available in specific indications). ADG138 preclinical data support its development for HER2-expressing solid tumors as a single agent and in combination with other immune modulating agents. Preclinical data demonstrated the excellent safety profile of ADG138, including 100-fold greater reduction in cytokine release compared to its parental TCE. Results showed that ADG138 has potent anti-tumor activity in HER2 high and low expressing tumors, as well as resistant/refractory tumors. ADG138 also had synergistic anti-tumor activity in HER2 positive tumors when combined with anti-CD137 or anti-PD-1 therapy, or tumor targeted CD28 bispecific antibody. ADG138 is currently in the IND-enabling phase.
●	ADG152: This CD20xCD3 POWERbody integrates the company’s proprietary bispecific TCE platform with SAFEbody precision masking technology to minimize cytokine release syndrome (CRS) and on-target off-tumor toxicities for an increased therapeutic index. The anti-CD20 arm of ADG152 has enhanced the binding to CD20, while its anti-CD3 arm has tailor made affinity for CD3 using SAFEbody technology. In comparison with a benchmarked antibody in clinical development (analog of plamotumab), ADG152 showed improved safety with cytokine release control even at a 100-fold higher dose than the benchmarked antibody analog and 2- to 3-fold prolonged half-life than the benchmarked antibody analog in exploratory preclinical monkey studies. In preclinical mouse xenograft tumor models, ADG152 demonstrated strong and sustained anti-tumor activity, with almost complete tumor growth inhibition when dosed at 1.5 mg/kg. ADG152 is currently in the IND-enabling phase.
●	CD28 T-cell engagers: We are developing anti-CD28 bispecific POWERbody TCEs that exhibit enormous potential to fulfill the promises of safe and durable T-cell mediated synergistic immunotherapies when combined with CD3 bispecific POWERbody TCEs and/or checkpoint inhibitors. Enabled by our suite of antibody platform technologies, preclinical data demonstrated the potential to mitigate the serious safety concerns of CD28 activation and make custom designed antibodies targeting a highly conserved epitope with broad species reactivity. We currently have multiple tumor associated antigen (TAA)xCD28 POWERbodies in preclinical development, such as B7-H3xCD28 and HER2xCD28, which can also be combined with our CD3 TCEs to achieve safe, powerful and durable immunotherapy for solid tumors through combination of the fundamental mechanisms and pathways across the cancer immunity cycle. For the avoidance of doubt, as of the date of this annual report, the CD28 T-cell engagers have not entered into IND-enabling stage.

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

In order to search for “The Right PCC,” our proprietary DPL platform uses a deep learning approach to explore the conformational diversity of antibody binding sites. Our DPL platform combines AI algorithms and ever-increasing big data in antibody sequence, structure, and binding epitope and affinity from public and our own proprietary databases to design, construct and screen high-quality proprietary antibody libraries with well-defined sequence, scaffold and biophysical attributes for antibody drug discovery. Our computational engine combines software, AI and visualization tools to mine, organize, compute, and interactively explore these immense multidimensional big data sets. We iteratively inform wetlab experimentation with in silico computation, and vice versa. By exploiting conformational diversity through the combination of our proprietary computational algorithms with AI, we have designed and precisely constructed approximately one trillion (1012) antibody sequences in our DPL. These antibodies feature broad epitope (the portion of an antigen that are recognized by an antibody) coverage and robust CMC attributes. The antibodies discovered can be further engineered into NEObody, SAFEbody and POWERbody antibodies depending on the targeted product profile of a given therapeutic target.

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

CLINICAL COLLABORATION AGREEMENTS

To further advancement of our pipeline, we have put in place various clinical collaborations with pharmaceutical companies and academic or research organizations. We completed several such agreements to support the clinical evaluation of our wholly-owned pipeline candidates. These include:

●	In December 2022, we announced a clinical trial collaboration agreement with Roche to evaluate the triple combination of our ADG126 with Roche’s atezolizumab and bevacizumab in first-line treatment of advanced hepatocellular carcinoma (HCC). The collaboration will utilize Roche’s MORPHEUS-LIVER platform for rapid and efficient combination development. Under the collaboration, Roche will sponsor and conduct a randomized phase 1b/2 multi-national trial to evaluate the efficacy, safety and pharmacokinetics of ADG126 in combination with bevacizumab and atezolizumab, versus atezolizumab and bevacizumab alone, initially in 60 patients. Each company is supplying its respective anti-cancer agent(s) to support the trial. We will retain global development and commercialization rights to ADG126. We believe this trial reflects Roche’s leadership and commitment to HCC, where they pioneered the established standard-of-care doublet combination. We also believe it validates Adagene’s differentiated ADG126 anti-CTLA-4 clinical program.
●	In August 2022 and October 2021, we announced agreements with research organizations in Singapore for an investigator-initiated trials of our ADG106 clinical candidate with neoadjuvant chemotherapy (doxorubicin and cyclophosphamide followed by paclitaxel) in early-stage, HER2 negative breast cancer and in combination with anti-PD-1 therapy in patients with advanced non-small cell lung cancer (NSCLC), respectively. Both of these ongoing phase 1b/2 clinical trials (ADG106-T6001 and ADG106-T6002) are being conducted at the National University Cancer Institute, Singapore and the National Cancer Centre Singapore, in collaboration with the Singapore Translational Cancer Consortium.
●	In July 2021, we entered into two clinical collaborations with Merck, a leader in immuno-oncology. The clinical collaboration and supply agreements include two open-label, dose escalation and expansion clinical studies to evaluate our anti-CTLA-4 mAb product candidates, ADG116 and ADG126, in combination with pembrolizumab for patients with advanced/metastatic solid tumors, respectively. Under terms of the agreement, Merck provides pembrolizumab and input on our clinical trials evaluating pembrolizumab in combination with ADG116 and ADG126, respectively.

TECHNOLOGY COLLABORATIONS WITH BIOPHARMACEUTICAL COMPANIES

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

Our technology collaborations enable growth by generating cash flow and revenues that partially offset expenditures on our internal research and development programs, expanding our knowledge base regarding our antibody technologies across multiple targets and antibodies provided by our partners, and providing us with future joint development opportunities.

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

Under the Sanofi Agreement, we received a US$17.5 million upfront payment for Sanofi to advance two initial Sanofi antibody candidates in the collaboration, followed by options to intiate for two additional candidates. To exercise an option, Sanofi is obligated to pay an additional fee.

Additionally, we will be eligible to receive total potential development, regulatory and commercial milestone payments of up to $2.5 billion for advancement of the candidates, or US$625 million per program. All four potential candidates in the collaboration will be exclusively developed and commercialized by Sanofi. In addition, we are entitled to receive low to mid-single-digit tiered royalties on global net sales on products developed under the Sanofi Agreement, subject to certain reductions. Royalties, if any, will be payable on a country-by-country and product-by-product basis until the latest of (i) the tenth anniversary of the first commercial sale of such product in such country, (ii) the expiration of the last-to-expire of certain specified patents that cover such product's composition of matter or method of use as sold in such country or (iii) the expiration of regulatory exclusivity for such product in such country.

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

In December 2021, we achieved a key milestone in the collaboration for successful nomination of SAFEbody candidates, which triggered a US$3.0 million milestone payment received by Adagene in January 2022. As of the date of this annual report, we have received US$15.1 million in aggregate payments, including an upfront fee of US$11.0 million received in 2021, the milestone fee of US$3 million and an upfront fee of US$1.1 million for an expanded collaboration in SAFEbody discovery received in 2022 under the Exelixis Agreement.

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

In addition to the upfront payment of US$11.0 million received in 2021, in the aggregate, we could be eligible to receive up to US$55,000,000 in development milestone payments, among which we have received US$3.0 million in 2022, US$200,000,000 in regulatory milestone payments, and up to US$525,000,000 in sales milestone payments for both targets under the Exelixis Agreement. In addition, we are entitled to receive mid-single-digit percentage net sales-based royalties on products developed under the Exelixis Agreement, subject to certain reductions. Royalties, if any, will be payable on a country-by-country and product-by-product basis, until the latest of (i) the tenth anniversary of the first commercial sale of such product in such country, (ii) the expiration of the last-to-expire of certain specified patents that cover such product’s composition of matter or method of use as sold in such country or (iii) the expiration of regulatory or data exclusivity for such product in such country.

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

Sanjin Collaboration/ Out-Licensing Agreements

2018 Collaboration Agreements

In December 2018, we entered into (i) a collaboration agreement (the “Sanjin Greater China Agreement”) that covers Greater China with Guilin Sanjin Pharmaceutical Co., Ltd. (“Sanjin”) and certain of its subsidiaries (collectively, “Sanjin Parties”) and (ii) a collaboration agreement (the “Sanjin ROW Agreement,” together with the Sanjin Greater China Agreement, the “2018 Sanjin Agreements”) that covers the regions other than Greater China with Sanjin. Pursuant to the Sanjin Greater China Agreement, we transferred the Chinese intellectual property directly related to a monoclonal antibody molecule that binds to the PD-L1 target (the “PD-L1 Project”), including patent rights, patent application rights and technologies based on the core sequence of the molecule, to Sanjin Parties. Sanjin Parties will own all the Chinese intellectual property developed in the exercise of Sanjin Parties’ rights under the agreement, including but not limited to improvements (including combination products), clinical trials, regulatory filings, and commercialization rights relating thereto. We also granted Sanjin Parties a royalty-free license to use our other existing intellectual property and improvements thereto which are related to the PD-L1 Project for the purposes of exploiting its rights and performing its obligations under the agreement. Sanjin Parties will enjoy all the economic benefits deriving from the PD-L1 Project in Greater China, including but not limited to patent transfer fee, licensing fee, sales revenue and sales commission, etc. Sanjin Parties will pay us (i) within the validity period of the patent of PD-L1 molecule, single-digit percentage of net sales of the products that use the licensed antibody after such products enter the market and (ii) a low to mid-low double-digit percentage of the profits resulting from any transfer of the license to any third parties depending on the timing of the transfer relative to the development stage of the product. We also received a low-seven figure dollar upfront fee upon the effectiveness of the agreement from Sanjin Parties.

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

During 2021, Sanjin advanced this anti-PDL-1 monoclonal antibody (ADG104) into Phase 2 development, following completion of a Phase 1 program that, according to Sanjin, showed an ORR in NPC of over 30%. Clinical development of this candidate is ongoing.

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

During 2021, Dragon Boat advanced this candidate, an anti-CSF-1R monoclonal antibody (ADG125/BC006) into phase 1 development. Clinical development of this candidate is ongoing.

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

Examples of such prior agreements include:

●	We collaborated with Dr. Richard Childs, Chief of the Laboratory of Transplantation Immunotherapy at National Heart Lung and Blood Institute, part of the National Institutes of Health, or NIH, NHLBI, who has used antibodies discovered by us to develop a CAR-T cell therapy candidate targeting a human endogenous retrovirus expressed in the majority of clear cell kidney tumors. In January 2021, we announced the successful completion of our component of the collaboration. The NIH now leads and is responsible for the manufacturing and clinical development of the CAR-T cell therapy candidate.
●	Under a material transfer agreement, we developed SAFEbody drug conjugates candidates against a tumor target selected by Tanabe Research Laboratories, Inc.
●	We had worked with Celgene (now Bristol-Myers Squibb) to discover antibodies targeting novel antigens using our proprietary DPL platform.
●	We collaborated with GlaxoSmithKline (China), or GSK China, where we were engaged to generate high affinity antibodies against multiple epitopes of multi-transmembrane targets; and
●	We worked with Jiangsu Hengrui Medicine Company Limited, or Jiangsu Hengrui, where we were able to discover cross-reactive agonistic antibody for immuno-oncology.

INTELLECTUAL PROPERTY

Protection of our intellectual property is fundamental to the long-term success of our business. Specifically, our success is dependent on our ability to obtain and maintain protection for our technology and the know-how related to our business, defend and enforce our intellectual property rights, and operate our business without infringing, misappropriating, or otherwise violating valid and enforceable intellectual property rights of others. Our patent strategy is focused on seeking coverage for our core technologies and products, such as the DPL platform, ADG116, ADG126, ADG106 and ADG206. We also rely on trade secret protection of our confidential information and know-how relating to our proprietary technology, platforms and product candidates, and continuing innovation to develop, strengthen, and maintain our proprietary position in our technology, platforms and product candidates. We expect to rely on data exclusivity, market exclusivity, patent term adjustment and patent term extensions when available.

As of March 31, 2023, we owned three issued patents and nine pending patent applications in China and we also owned two issued patents and ten pending applications in Europe filed with the European Patent Office, five issued patents, 16 pending patent applications and four pending provisional applications in the United States, as well as 11 pending international PCT applications, three issued patents and 90 pending patent applications in other jurisdictions. Our patents and patent applications cover our key technologies and product candidates, including the DPL platform, our clinical candidates, ADG116, ADG126, ADG106, ADG206 and our preclinical candidates including ADG153, ADG138 and ADG152. Excluding any patent term adjustment and patent term extension, our currently issued patents are expected to expire from 2033 to 2038. If any patents issue from our pending patent applications, excluding any patent term adjustments and patent term extension, such patents will be expected to expire from 2033 to 2043. If any patents issue from our pending patent applications, excluding any patent term adjustments and patent term extension, such patents will be expected to expire from 2033 to 2042. The following table summarizes material pending patent applications in the United States, China, Europe and under Patent Cooperation Treaty, or PCT, covering our product candidates, including ADG116, ADG126, ADG106 and ADG104 and ADG125.

Product Candidates	Title of Patent Application	Type of Patent Applications(1)	Jurisdiction
ADG116	Anti-CTLA4 antibodies and methods of making and using the same	Composition of matter/ method of use/ method of making	United States of America, China and European Patent Office
ADG126	Anti-CTLA4 antibodies and methods of making and using the same	Composition of matter/ method of use/ method of making	United States of America, China and European Patent Office
ADG106	Anti-CD137 molecules and uses thereof Combination therapy comprising anti-CD137 antibodies	Composition of matter/ method of use/ method of making method of treatment/ method of use	United States of America China and European Patent Office
ADG206	Anti-CD137 antibodies and methods of making and using the same	Composition of matter/method of use/method of making	Patent Cooperation Treaty(2)
ADG104	Anti-PD-L1 antibodies and use thereof	Composition of matter/ method of use/ method of making	United States of America and European Patent Office
ADG125	Anti-CSF1R molecules and use thereof	Composition of matter/method of use/method of making	United States of America and European Patent Office
(1)	You should read the Risk Factors included elsewhere in this annual report for important information about risks posed by the loss of patent protection, in particular the risks described under “Item 3 Key Information—3.D.Risk Factors—Risks Related to Our Intellectual Property.”
(2)	Patent Application of ADG125 has not yet entered into national phase of Patent Cooperation Treaty.

The following table summarizes material issued patents in Europe and China covering our proprietary technologies and product candidates.

Application No.	Title of Patent	Type of Patent(1)	Jurisdiction
13877452.6	An Integrated System for Library Construction, Affinity Binder Screening and Expression Thereof	Method	European Patent Office
201380074656.1	An Integrated System for Library Construction, Affinity Binder Screening and Expression Thereof	Method	China
14908246.3	Methods and Systems for Autoinduction of Protein Expression	Method	European Patent Office
201410789857.6	Filter Vector System And Its Applications	Method	China
16108018	Anti-CD137 Molecules and Use Thereof	Composition of matter	United States of America
15536939	Methods and Systems for Autoinduction of Protein Expression	Method	United States of America
201480084652.6	Methods and Systems for Autoinduction of Protein Expression	Method	China
16640673	Dynamic Human Antibody Light Chain Libraries	Library	United States of America
16640679	Dynamic Human Heavy Chain Antibody Libraries	Library	United States of America
16265946	Anti-CTLA4 Antibodies And Methods of Making and Using the Same	Composition of matter	United States of America
(1)	You should read the Risk Factors included elsewhere in this annual report for important information about risks posed by the loss of patent protection, in particular the risks described under “Item 3 Key Information—3.D.Risk Factors—Risks Related to Our Intellectual Property.”

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

As with other biotechnology and biopharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our platform technologies and product candidates will depend on our success in obtaining effective patent claims and enforcing those claims if granted. However, our owned pending patent applications, and any patent applications that we may in the future file or license from third parties may not result in the issuance of patents. In addition, the term of individual issued patents depends upon the legal term for patents in the countries in which they are obtained. In most countries in which we have filed or intend to file in the future, including the United States, the patent term is 20 years from the earliest filing date of a nonprovisional patent application. We intend to seek patent term extensions to any of our issued patents in any jurisdiction where these are available; however, there is no guarantee that the applicable authorities will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. The life of a patent, and the protection it affords, is therefore limited and once the patent life of our issued patents has expired, we may face competition, including from other competing technologies. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We seek to ensure that investments made into the development of our technology are protected by relying on a combination of patents, trademarks, copyrights, trade secrets and contractual rights, including license agreements. In addition to our patent portfolio described above, as of March 31, 2023, our PRC subsidiary owned 62 registered trademarks relating to various aspects of our operations, and two registered domain names in China. To protect our rights, we seek to enter into confidentiality agreements, nondisclosure agreements and employee disclosure and invention assignment agreements with our employees, contractors and other third parties who may have or need access to our confidential information. We have also employed internal policies, encryptions and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. If our employees, contractors or other third parties violate these agreements or otherwise infringe upon, misappropriate or otherwise violate our intellectual property rights, we may seek to enforce our rights against such parties. In addition, from time to time, third parties may initiate litigation against us alleging infringement, misappropriation or other violation of their proprietary rights or declaring their noninfringement of our intellectual property rights. An adverse result in any such proceeding could enjoin the commercialization of our technology platform and product candidates, result in significant damages, and have a material adverse effect on our business. Even if we are successful in any such litigation, we may be required to incur significant costs and dedicate significant personnel time in defending such litigation. For more information on these and other risks related to intellectual property, see “Item 3 Key Information—3.D. Risk Factors—Risks Related to Our Intellectual Property.”

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

Our clinical stage products include ADG116 and ADG126, which are investigational fully human anti-CTLA-4 mAbs generated through our NEObody and SAFEbody technologies, respectively. We expect our primary competition for these two candidates to be within the anti-CTLA-4 antibody market. As of March 31, 2023, Yervoy (ipilimumab) from BMS and Imjudo (tremelimumab) from AstraZeneca are the two marketed anti-CTLA-4 therapies approved by FDA for various cancer indications. Iplilimumab is approved both as a monotherapy and a combination therapy in six indications, while tremelimumab is approved as a combination therapy for two indications.

In addition to the marketed anti-CTLA-4 therapies, there are multiple “next generation” anti-CTLA-4 antibodies in clinical development globally. Examples of these programs include: Agenus (Zalifrelimab/AGEN1181), Bristol-Myers Squibb Company (BMS-986249, BMS-986288), Merck (quavonlimab/MA-1308), Onco-C4, Inc. (ONC-392) and Xilio (XTX101). Yervoy was also approved in China in 2021, where additional CTLA-4 antibodies are in clinical development. These anti-CTLA-4 therapies in development in China include HBM4003 from Harbour BioMed and CD1002 from CStone Pharmaceuticals (Suzhou) Co., Ltd.

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

We are also developing the anti-CD137 targeting antibodies ADG106 and ADG206. We expect our primary competition for this candidate to be with other clinical-stage CD137 agonist product candidates. As of the date of this annual report, there are no marketed CD137 agonist drugs. The two leading molecules in clinical trials are utomilumab (PF-05082566) from Pfizer and urelumab (BMS-663513) from BMS. Other anti-CD137 candidates in earlier stages of development include ATOR-1017 from Alligator Bioscience, CTX-471 from Compass, and AGEN2373 from Agenus.

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

Investment activities in the PRC by foreign investors are governed by the Catalog of Encouraged Industries for Foreign Investment (2022 Edition), which was promulgated by the National Development and Reform Commission, or the NDRC, and Ministry of Commerce of the PRC, or the MOFCOM, in October 2022 and came into effect in January 2023, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the Negative List, which was promulgated by the MOFCOM and the NDRC in December 2021 and came into effect in January 2022. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from receiving foreign investment. The Negative List covers 12 industries, and any field not falling under the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

Furthermore, in July 2022, CAC issued the Measures on Security Assessment of the Cross-border Data Transfer, or the Security Assessment Measures, which provide that data processors shall make self-assessment of the risks before transferring data cross-border, and shall apply for security assessment for cross-border data transfer in any of the following circumstances: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by CIIO Operators or a personal information processor who has processed the personal information of more than 1,000,000 people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since 1 January of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority.

On November 14, 2021, the CAC published the Regulations for the Administration of Cyber Data Security (Draft for Comment), or the Draft Data Security Regulations, for public comment by December 13, 2021. The Draft Data Security Regulations reiterate that a data processor who processes personal information of more than one million individuals must complete the cybersecurity review if it intends to be listed in a foreign country, and further stipulate that a data processor shall also apply for the cybersecurity review if it carries out data processing activities that affect or may affect national security. The Draft Data Security Regulations provide a broad definition of “data processing activities,” including collection, storage, usage, processing, transfer, provision, publication, deletion and other activities, which covers the entire life cycle of data processing. The Draft Data Security Regulations also provide a broad definition of “data processor” as individuals and entities that may autonomously determine the purpose and method of data processing activities. In addition, the Draft Data Security Regulations require data processors which process important data or whose securities are listed outside of China to carry out data security assessment annually either by itself or through a third party data security service provider and submit the assessment report to a local agency of the CAC. The Draft Data Security Regulations remain silent on what constitutes a situation that “affects or may affect national security” and are subject to public comments and further changes before being formally adopted and entering into effect.

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

Pursuant to the Regulations on Urban Drainage and Sewage Disposal, which was promulgated in October 2013 and came into effect in January 2014, and the Measures for the Administration of Permits for the Discharge of Urban Sewage into the Drainage Network, which was promulgated in December 2022 and came into effect in February 2023, drainage entities covered by urban drainage facilities shall discharge sewage into urban drainage facilities in accordance with the relevant provisions of the state. Where a drainage entity needs to discharge sewage into urban drainage facilities, it shall apply for a drainage license in accordance with the provisions of these Measures. The drainage entity that has not obtained the drainage license shall not discharge sewage into urban drainage facilities.

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

Following issuance of the Draft CSRC Filing Measures, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (the “Listing Guidelines”), collectively the Trial Measures and Listing Guidelines, which came into effect on March 31, 2023.

The Trial Measures provide that an overseas listing or offering securities (which, for the purposes of the Trial Measures, are defined thereunder as equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities that are offered and listed overseas, either directly or indirectly, by PRC domestic companies) is explicitly prohibited under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules of the PRC; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company, its controlling shareholder(s) or the actual controller have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

A filing-based regulatory regime is adopted to regulate both direct and indirect overseas securities offering and listing by the domestic companies undert the Trial Measures. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically, while the indirect overseas offering and listing by domestic companies refers to the offering and listing by a company in the name of an overseas incorporated entity which major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company.

The Trial Measures stipulate that an overseas listing will be determined as “indirect” if the issuer meets both of the following conditions: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies (“Condition I”), and (2) the main parts of the issuer’s business activities are conducted in the PRC, or its main places of business are located in the PRC, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the PRC (“Condition II”); whether Chinese citizens from Taiwan, Hong Kong, and Macau are included in the foregoing specification is not specified. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a “substance over form” basis; the Listing Guidelines further stipulate that if an issuer not satisfying Condition I submits an application for issuance and listing in overseas markets in accordance with relevant non-PRC issuance regulations requiring such issuer to disclose risk factors mainly related to the PRC, the securities firm(s) and the issuer’s PRC counsel should follow the principle of “substance over form” in order to identify and argue whether the issuer should complete a filing under the Trial Measures.

Subsequent securities offerings of an issuer in (i) the same overseas market where it has previously offered and listed securities, and (ii) an overseas market other than one where the issuer has previously offered and listed securities shall be filed with the CSRC within three working days after offerings are completed. Additionally, the Trial Measures stipulate that after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report to the CSRC within three working days after the occurrence and public disclosure of (i) a change of control thereof, (ii) investigations of or sanctions imposed on the issuer by overseas securities regulators or relevant competent authorities, (iii) changes of listing status or transfers of listing segment, and (iv) a voluntary or mandatory delisting.

The CSRC Filing Notice states that, beginning from March 31, 2023, PRC domestic enterprises which have already issued and listed securities overseas and fall within the scope of filing under the Trial Measures shall be considered “existing enterprises” (“Existing Listed Enterprises”). Existing Listed Enterprises are not required to complete filings immediately; rather, Existing Listed Enterprises should complete filings if they are subsequently involved in matters require filings, such as follow-on financing activities, in accordance with the Trial Measures.

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

Regulations on Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law promulgated by the Standing Committee of the NPC in March 2007 and amended in February 2017 and December 2018, and the Implementation Rules of the Enterprise Income Tax Law of the PRC promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises.” Besides enterprises established within the PRC, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

According to the Notice on Promoting the Implementation of Corporate Income Tax Policies for Advanced Technology Service Enterprises Nationwide, or the Notice, since January 2017, an enterprise which is recognized as an “Advanced Technology Service Enterprises” under the Notice enjoys a reduced enterprise income tax rate of 15%.

According to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Double Tax Avoidance Arrangement, which was promulgated and came into effect in August 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties which was promulgated by the State Administration of Taxation, the STA, in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, which was promulgated by the STA in February 2018 and came into effect in April 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner,” and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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

4.D. Property, Plants and Equipment

Our headquarter is based in Suzhou, China, which are approximately 2,946 square meters in size. The expiration dates of the lease agreements for this facility range from March 31, 2023 to September 15, 2024. We also have a 1,081 square feet facility in San Diego, California for laboratory, research and development functions, the lease for which expires on August 31, 2023. We do not expect difficulties in renewing lease agreements for our facilities.

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

5.A. Operating Results

We are a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based cancer immunotherapies. We are combining computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by our proprietary Dynamic Precision Library (DPL) platform, which fuels our NEObody™, SAFEbody®, and POWERbody™ technologies, we are developing a highly differentiated pipeline of novel immunotherapies. We have forged strategic collaborations with reputable global partners that leverage our technology in multiple approaches at the vanguard of science.

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

Our Dynamic Precision Library fuels our three antibody technology platforms, which can be used alone or together to create novel, differentiated antibody-based therapeutic candidates. By leveraging our proprietary DPL platform and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of development, ranging from research and discovery to preclinical and clinical development. Our highly differentiated and wholly-owned clinical-stage pipeline consists of two anti-CTLA-4 antibodies ADG116 (NEObody) and ADG126 (SAFEbody), and two anti-CD137 antibodies ADG106 (NEObody) and ADG206 (POWERbody). ADG116, ADG126 and ADG106 are in Phase 1b/2 clinical evaluation in single agent and/or combination clinical trials designed to evaluate safety and preliminary efficacy, while ADG206 is in Phase 1 single agent clinical trial. We also have a robust preclinical pipeline of four programs in IND-enabling studies, including a masked anti-CD47 SAFEbody, as well as over 50 programs in various stages of discovery.

Since our inception in 2011, our operations have focused on organizing and staffing our company, conducting preclinical studies and clinical trials, business planning, establishing our intellectual property portfolio and raising capital. We do not have any product candidates approved for sale and have not generated any revenue from product sales. We have financed operations mainly through the private placements of our preferred shares before our initial public offering completed in February 2021 and through proceeds received from the initial public offering.

Since inception, we have incurred significant operating losses. Our net losses were US$42.4, US$73.2 million and US$80.0 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, we had accumulated deficit of US$258.8 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue advancement of and investment in our proprietary DPL platform;
●	advance the development of ADG116, ADG126, ADG106, ADG206 and other preclinical drug candidates;
●	continue our ongoing and planned research and development of other lead product candidates;
●	discover and develop additional antibody product candidates and further expand our preclinical and clinical product pipeline;
●	maintain, expand and protect our intellectual property portfolio;

●	expand our collaborations with contract manufacturing organizations and contract research organizations;
●	seek regulatory approvals for any product candidates that successfully complete clinical trials;
●	establish sales and marketing teams and distribution network to commercialize any product candidate for which we may obtain regulatory approval;
●	attract, hire and retain additional clinical, scientific, management and administrative personnel;
●	expand our operations globally; and
●	incur additional costs associated with operating as a public company.

Beginning in January 2020, the emergence and wide spread of COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in the United States and China and elsewhere. Substantially all of our operating and workforce are based in the United States and China. Since late July 2021, the delta variant of COVID-19 has resurged in several provinces across China and the Omicron variant of COVID-19 has been detected in most states and territories of the United States and is rapidly increasing the proportion of COVID-19 cases it is causing. Consequently, the COVID-19 outbreak and its resurgences caused by the new variants could potentially delay a patient’s access to hospital and the progress of our clinical trials, including patient enrollment, which may adversely affect our business operations, financial condition and operating results for 2023.

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

Key Components of Results of Operations

Revenue

Licensing and collaboration revenue. Our licensing and collaboration revenue is currently comprised of upfront and/or milestone payments associated with out-licensing arrangements. Our licensing and collaboration revenue for the years ended December 31, 2020, 2021 and 2022 was primarily derived from granting licenses to use and otherwise exploit certain of our intellectual properties. To date, we have not generated any revenue from the sale of products and do not expect to generate any revenue from product sales in the near future.

Expenses

Research and Development Expenses. Our research and development expenses consist principally of (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of our technologies under development and clinical trials such as payments to contract research organizations, or CRO, and contract manufacturing organization, or CMO, investigators and clinical trial sites that conduct the clinical studies, (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, and (4) other research and development expenses.

For the years ended December 31, 2020, 2021 and 2022, our research and development expenses were US$33.5 million, US$68.1 million and US$81.3 million, respectively. The increase was primarily due to increased research and development activities for our clinical programs and preclinical testing for candidates in the IND-enabling phase.

Our research and development expenses may vary substantially from period to period according to the status of our research and development activities. The timing of expenses is impacted by the commencement of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of ADG116, ADG126, ADG106 and ADG206, and further advance the research and development of our other product candidates. The successful development of our product candidates is uncertain.

The following table summarizes our research and development expenses for our clinical-stage product candidates, preclinical product candidates and research pipeline for the years ended December 31, 2020, 2021 and 2022, respectively.

	For the Year
	Ended
	December 31,
	2020	2021	2022
	US$	US$	US$

	(in thousands)
ADG126	12,091	3,543	19,229
ADG116	3,156	11,236	15,271
ADG106	12,504	14,798	4,604
Preclinical product candidates, research pipeline and others	5,787	38,522	42,236
Total	33,538	68,099	81,340

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

Administrative expenses . . Our administrative expenses consist primarily of wages, salaries and benefits for personnel other than research and development staff. Our administrative expenses, excluding share-based compensation expenses, may decrease in absolute amount in the year ended December 31, 2023 as we implement different cost control measures.

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

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Adagene (Hong Kong) Limited, is subject to Hong Kong profits tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. Under Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as there were no assessable profits derived from or earnings in Hong Kong for the years ended December 31, 2020, 2021 and 2022.

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

PRC

Our subsidiary in China is incorporated under PRC law and, as such, is subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In accordance with the implementation rules of EIT Law, a qualified Technology Advanced Service Enterprises, or TASE, is eligible for a preferential tax rate of 15%. The TASE certificate is effective for three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant TASE criteria before using the preferential rate. An entity could apply for the TASE certificate every year. Adagene Suzhou was first recognized as a qualified TASE in March 2015 and renewed in December 2018 and December 2021. Adagene Suzhou can enjoy the preferential tax rate of 15% from 2015 to at least 2023. In addition, the research and development expenses of Adagene Suzhou are subject to a 75% super-deduction for the income tax, which increased to 100% from October 2022 to December 2022. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in our consolidated financial statements include, but are not limited to, licensing and collaboration revenue recognition, research and development expense allocation, the useful lives and impairment of long-lived assets, tax valuation allowance, share-based compensation expenses and measurement of right-of-use assets and lease liabilities. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency translation

The functional currency of Adagene Inc., Adagene (Hong Kong) Limited, Adagene Incorporated, Adagene PTE. Ltd. and Adagene Project C1 PTE. Ltd. is the U.S. dollar, or US$. The functional currency of our PRC subsidiary is Renminbi, or RMB. The functional currency of our Australia subsidiary is Australian dollar, or AU$.The functional currency of our Swiss subsidiary is Swiss Franc, or CHF. The determination of the respective functional currency is based on the criteria stated in Accounting Standard Codification, or ASC, 830, Foreign Currency Matters. We use US$ as our reporting currency. The financial statements of our PRC subsidiary, Australia subsidiary and Swiss subsidiary are translated from the functional currency to the reporting currency.

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

Revenue recognition

At contract inception of collaboration and out-licensing arrangement, we analyze the arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements, or ASC 808, to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, we first determine which elements of the collaboration are deemed to be within the scope of ASC 808 and those that are reflective of a vendor-customer relationship and therefore within the scope of ASC 606, Revenue from Contracts with Customers, or ASC 606. For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently.

Under the criteria of ASC 606, we recognize revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. We adopted ASC 606 for all periods presented. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect substantially all the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. We review the contract to determine which performance are distinct and represent a promise to provide distinct goods or services or a series of distinct goods or services as defined by the standard. We recognize as revenue the amount of the transaction price that is allocated to each performance obligation as and when that performance obligation is satisfied.

Licenses of Intellectual Property: Upfront non-refundable payments for licensing our intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For licenses determined to be distinct, we recognize revenues from non-refundable, up-front fees allocated to the license at a point in time, when the transfer of control of the license to the licensee occurs and the licensee is able to use and benefit from the license. For licenses determined not to be distinct, we account for the promise to grant a license and those other promised goods or services together as a single performance obligation when recognizing revenue.

Research and Development Services: The portion of the transaction price allocated to research and development services performance obligations is deferred and recognized over time as delivery of such services occurs.

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

Fair value measurements

We apply ASC 820, Fair Value Measurements and Disclosures, or ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

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

We did not transfer any assets or liabilities in or out of Level 3 during the year ended December 31, 2021 or 2022.

We had no financial assets and liabilities measured and recorded at fair value on a nonrecurring basis as of December 31, 2021 and 2022.

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of our technologies under development and clinical trials such as payments to contract research organizations, or CRO, and contract manufacturing organizations, or CMO, investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, (4) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses. As of December 31, 2022, we have several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at our option. We did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2021 or 2022 as we did not have any plan to cancel the existing CRO or CMO contracts.

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

We have incurred net accumulated operating losses for income tax purposes since our inception. We believe that it is more likely than not that these net accumulated operating losses will not be utilized in the near future. Therefore, we have provided full valuation allowances for the deferred tax assets for subsidiaries other than the U.S. subsidiary as of December 31, 2021 and for all subsidiaries as of December 31, 2022. There was no income tax expense for the years ended December 31, 2020, as our subsidiaries did not have any taxable profits. For the year ended December 31, 2021 and 2022, income tax expense was US$1.7 and US$0.5 million due to taxable profits generated by the U.S. subsidiary, respectively.

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

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year eneded December 31,
	2020	2021	2022

Risk-free interest rate	0.68% - 0.83%	1.11% - 1.67%	1.92% - 4.25%
Dividend yield	0%	0%	0%
Expected volatility range	72.3% - 73.4%	73.1% - 75.5%	74.2% - 74.9%
Exercise multiple	2.2 - 2.8	2.2 - 2.8	2.2 - 2.8
Contractual life	10 years	10 years	10 years

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

	For the Year Ended
	December 31,
	2020	2021	2022
	US$	US$	US$

	(in thousands, except per share information)

Revenue:
Licensing and collaboration revenue	701	10,175	9,293
Expenses:
Research and development expenses	(33,538)	(68,099)	(81,340)
Administrative expenses	(10,315)	(14,440)	(11,874)
Total operating expenses	(43,853)	(82,539)	(93,214)
Loss from operations	(43,152)	(72,364)	(83,921)
Interest income	629	76	378
Interest expense	(202)	(364)	(693)
Other income, net	972	1,779	2,168
Foreign exchange gain (loss), net	(645)	(603)	2,555
Loss before income tax	(42,397)	(71,476)	(79,513)
Income tax expense	—	(1,702)	(459)
Net loss attributable to Adagene Inc.’s shareholders	(42,397)	(73,178)	(79,972)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	(6)	257	(755)
Total comprehensive loss attributable to Adagene Inc.’s shareholders	(42,403)	(72,921)	(80,727)
Net loss attributable to Adagene Inc.’s shareholders	(42,397)	(73,178)	(79,972)
Accretion of convertible redeemable preferred shares to redemption value	(248)	(28)	—
Net loss attributable to ordinary shareholders	(42,645)	(73,206)	(79,972)
Weighted average number of ordinary shares used in per share calculation:
—Basic	15,951	50,032	54,135
—Diluted	15,951	50,032	54,135
Net loss per ordinary share
—Basic	(2.67)	(1.46)	(1.48)
—Diluted	(2.67)	(1.46)	(1.48)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Licensing and collaboration revenue

Our licensing and collaboration revenue was US$9.3 million for the year ended December 31, 2022, compared to US$10.2 million for the year ended December 31, 2021. Our licensing and collaboration revenue in 2022 was recognized due to fulfillment of performance obligations over time associated with the collaboration and technology licensing agreement with Sanofi to develop antibody-based therapies. Such revenue was also recognized from the material transfer and option agreement with ADCT as performance obligation was satisfied at a point in time in 2022.

Research and development expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended
	December 31,
	2021		2022
	US$	%	US$	%

	(in thousands, except percentages)
Research and development expenses
Payroll and other related costs of personnel	28,293	41.5%	24,093	29.6%
Costs related to clinical programs	15,278	22.4%	29,384	36.2%
Costs related to clinical trials	8,371	12.3%	14,277	17.6%
CMC and toxicology costs associated with the clinical programs	6,907	10.1%	15,107	18.6%
Costs related to preclinical testing of non-clinical programs	16,795	24.7%	20,697	25.4%
Costs required to develop the product candidates	3,103	4.6%	2,216	2.7%
Other research and development expenses	4,630	6.8%	4,950	6.1%
Total	68,099	100%	81,340	100%

Our research and development expenses increased by 19.4% from US$68.1 million for the year ended December 31, 2021 to US$81.3 million for the year ended December 31, 2022, primarily attributable to increased research and development activities for our clinical programs and preclinical testing for candidates in the IND-enabling phase.

Administrative expenses

Our administrative expenses decreased by 17.4% from US$14.4 million for the year ended December 31, 2021 to US$11.9 million for the year ended December 31, 2022, primarily attributable to a decrease in personnel expenses of US$2.1 million, and a decrease in professional fees and office-related expenses of US$0.4 million.

Loss from operations

As a result of the foregoing, our loss from operations increased by 15.9% from approximately US$72.4 million in the year ended December 31, 2021 to approximately US$83.9 million in 2022.

Interest income

Our interest income was US$0.4 million for the year ended December 31, 2022, as compared to US$0.1 million for the year ended December 31, 2021. This increase was primarily attributable to an increase in interest rate and increase in the amount of term deposits placed.

Other income

Our other income increased from US$1.8 million for the year ended December 31, 2021 to US$2.2 million for the year ended December 31, 2022, primarily attributable to (i) an increase in government subsidies received by Adagene Suzhou to support our ongoing operations in Jiangsu Province during the year ended December 31, 2022, and (ii) a research and development tax incentive from the Australian Taxation Office received by Adagene Australia Pty Ltd, our wholly-owned subsidiary in Australia.

Foreign exchange loss, net

We recorded foreign exchange loss of US$0.6 million for the year ended December 31, 2021 and foreign exchange gain of US$2.6 million for the year ended December 31, 2022. This gain of foreign exchange was primarily attributable to the appreciation of U.S. dollars against Renminbi which positively impacted our U.S. dollar denominated accounts receivable of Adagene Suzhou.

Income tax expense

Our income tax expense was US$1.7 million for the year ended December 31, 2021 as compared to US$0.5 million for the year ended December 31, 2022. The income tax expense for the year ended December 31, 2022 was primarily attributable to the current tax expenses on income reported by Adagene Incorporated, our wholly owned subsidiary in the U.S.

Net loss attributable to Adagene Inc.'s shareholders

Our net loss for the period increased by 9.3% from US$73.2 million for the year ended December 31, 2021 to US$80.0 million for the year ended December 31, 2022. The 2022 net loss was higher largely due to increases in costs associated with clinical, pre-clinical and CMC activities.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

See “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results —Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” beginning on page 166 of our annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on April 26, 2021 incorporated by reference into this annual report.

Non-GAAP Financial Measures

Non-GAAP net loss, which is defined as net loss attributable to ordinary shareholders for the period after excluding (i) share-based compensation expenses and (ii) accretion of convertible redeemable preferred shares to redemption value, as applicable. The Non-GAAP net loss was US$69.5 million for the year ended December 31, 2022, compared to US$54.5 million for the same period in 2021. Non-GAAP net loss per ordinary share for the year ended December 31, 2022 on both basic and diluted basis was US$1.28. Non-GAAP net loss per ordinary share for the year ended December 31, 2021 on both basic and diluted basis was US$1.09.

We use non-GAAP net loss and non-GAAP net loss per ordinary share for the year, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that non-GAAP net loss and non-GAAP net loss per ordinary share for the year help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in our loss for the year. We believe that non-GAAP net loss and non-GAAP net loss per ordinary share for the year provide useful information about our results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in our financial and operational decision-making.

Non-GAAP net loss and non-GAAP net loss per ordinary share for the year should not be considered in isolation or construed as an alternative to operating profit, loss for the year or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-GAAP net loss and non-GAAP net loss per ordinary share for the year and the reconciliation to their most directly comparable GAAP measures. Non-GAAP net loss and non-GAAP net loss per ordinary share for the year here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encoruage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Non-GAAP net loss and non-GAAP net loss per ordinary share for the year represent net loss attributable to ordinary shareholders for the year excluding (i) share-based compensation expenses, and (ii) accretion of convertible redeemable preferred shares to redemption value.

Please see the “Reconciliation of GAAP and Non-GAAP Results” below for a full reconciliation of GAAP net loss attributable to ordinary shareholders for the year to non-GAAP net loss attributable to ordinary shareholders and non-GAAP net loss per ordinary share for the year.

Reconciliation of GAAP and Non-GAAP Results

	For the years ended
	December 31,
	2020	2021	2022
	US$	US$	US$
GAAP net loss attributable to ordinary shareholders	(42,645,392)	(73,206,488)	(79,971,847)
Add back:
Share-based compensation expense	10,129,541	18,679,658	10,520,282
Accretion of convertible redeemable preferred shares to redemption value	248,113	28,553	—
Non-GAAP net loss attributable to ordinary shareholders	(32,267,738)	(54,498,277)	(69,451,565)
Weighted average number of ordinary shares used in per share calculation:
—Basic	15,950,698	50,032,009	54,135,084
—Diluted	15,950,698	50,032,009	54,135,084
Non-GAAP net loss per ordinary share
—Basic	(2.02)	(1.09)	(1.28)
—Diluted	(2.02)	(1.09)	(1.28)

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

Our principal source of liquidity has been cash generated from the proceeds received from the issuance and sale of our shares. In February 2021, we completed our initial public offering in which we issued and sold an aggregate of 8,457,100 ADSs, representing 10,571,375 ordinary shares, resulting in net proceeds to us of approximately US$145.9 million, net of the underwriting discounts and commissions and other fees paid or payable by us in connection with the offering. As of December 31, 2022, we had US$143.8 million in cash and cash equivalents.

We intend to finance our future working capital requirements and capital expenditures primarily from funds raised from financing activities, including the net proceeds received from our initial public offering, future public and private offerings of our securities, proceeds from our collaborations, and/or proceeds from borrowings.

Based on our current operating plan, we believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months.The assumptions on which our estimates are based may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our product candidates.

In utilizing the proceeds that we received from our initial public offering, we may make capital contributions to our subsidiaries in the PRC, the United States, Australia, Hong Kong, Singapore and Switzerland, acquire or establish new subsidiaries, or grant loans to our subsidiaries. However, uses of the proceeds by our PRC subsidiary are subject to PRC regulations. See “Item 3 Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We have operations in China and many of the related transactions are settled in Renminbi. Our financial statements are presented in U.S. dollars. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022.

	For the Year Ended
	December 31,
	2020	2021	2022
	US$	US$	US$

	(in thousands)

Net cash used in operating activities	(28,530)	(43,415)	(48,612)
Net cash (used in) generated from investing activities	7,073	(2,510)	(686)
Net cash generated from financing activities	4,439	145,357	17,823
Effect of exchange rate on cash and cash equivalents	(364)	(192)	843
Net increase (decrease) in cash and cash equivalents	(17,382)	99,240	(30,632)
Cash and cash equivalents at the beginning of year	92,533	75,151	174,391
Cash and cash equivalents at the end of year	75,151	174,391	143,759

Operating activities

Net cash used in operating activities was US$48.6 million in 2022. The difference between our net loss of US$80.0 million and the net cash used in operating activities was mainly due to (i) an increase in prepayments and other current assets of US$0.9 million, (ii) a decrease in accruals and other current liabilities of US$0.8 million, (iii) a decrease in income tax payable of US$1.7 million as income tax was paid, and (iv) a decrease in lease liabilities of US$0.3 million given adoption of ASC 842, offset by (i) non-cash share-based compensation expenses of US$10.5 million, (ii) a decrease of accounts receivable of US$3.0 million given receipt of milestone payment from Exelixis, Inc., (iii) a decrease in amounts due from related parties of US$3.9 million, (iv) an increase of accounts payable of US$0.3 million, (v) an increase in contract liabilities of US$9.6 million given receipt of upfront fee from Sanofi, (vi) an increase in amount due to related parties of US$8.9 million, (vii) depreciation and amortization of US$1.1 million, and (viii) amortization of right-of use assets and interest of lease liabilities of US$0.3 million.

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

Investing activities

Net cash used in investing activities was US$0.7 million in 2022, which was primarily attributable to the purchase of property, equipment and software.

Net cash used in investing activities was US$2.5 million in 2021, which was attributable to the purchase of property, equipment and software.

Net cash generated from investing activities was US$7.1 million in 2020, which was primarily attributable to withdrawal of short-term investments of US$8.0 million, partially offset by purchase of property, equipment and software of US$0.9 million.

Financing activities

Net cash generated from financing activities was US$17.8 million in 2022, which was mainly attributable to proceeds from borrowings of US$25.8 million, offset by (i) repayment of borrowings of US$4.4 million, and (ii) purchase of treasury shares under stock repurchase program of US$4.0 million.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with research and development equipment. Our capital expenditures were US$0.9 million, US$2.5 million and US$0.7 million, in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance. We will continue to incur capital expenditures to meet the expected growth of our business.

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

5.C. Research and Development, Patents and Licenses, Etc.

See “Item 4 Information on the Company—4.C. Business Overview — Our Platform” and “—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, licensing and collaboration revenue recognition, research and development expense allocation, the useful lives and impairment of long-lived assets, tax valuation allowance, share based compensation expenses, and measurement of right-of-use assets and lease liabilities. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

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

Revenue recognition

We adopted ASC 606 for all periods presented. Consistent with the criteria of ASC 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report.

Executive Officers	Position/Title
Peter Luo, Ph.D	Co-Founder, Chief Executive Officer and Chairman of the Board
Fangyong (Felix) Du, Ph.D	Chief Technology Officer and Director
JC Xu, M.D., Ph.D	Chief Scientific Officer
Qinghai Zhao, Ph.D	Chief Manufacturing Officer
Man Kin (Raymond) Tam, M.B.A., B. Eng.	Chief Financial Officer and Director
Chunfang (Vicky) Gu M.B.A	Senior Director of Finance
Ling (Jolin) Zhou	Executive Director of Human Resources

Key Employees	Position/Title
Yan Li, M.B.A.	Senior Vice President, Bioinformatics and Information Technology
Xiaohong (Kristine) She	Senior Vice President, Head of Clinical Operations
Guizhong Liu, Ph.D.	Head of Biology and Pharmacology
Alexander Goergen	Vice President, Head of Business Development
Songmao Zheng, Ph.D.	Vice President, Head of Clinical and Quantitative Pharmacology
Jiping Zha	Executive Vice President of Clinical Development
Wenlin Zeng	Vice President of Early Stage CMC
Ami Knoefler	Vice President of Investor Relations and Corporate Communications
Dana Hu-Lowe	Vice President of Global Product Team Leadership
Ai Li	Vice President, Head of Biometrics

Non-Employee Directors	Position/Title
Yumeng Wang	Director
Andy (Yiu Leung) Cheung	Independent Director
Min Li	Independent Director
Yuwen Liu*	Independent Director
Cuong Do	Independent Director
Mervyn Turner, Ph.D.	Independent Director

* The expiry of initial term of our independent director Yuwen Liu has been extended from February 2023 to April 2023. Upon the filing of our annual report for the year ended Decemebr 31, 2022, the extended initial term of Ms. Liu’s directorship will expire and Ms. Liu will depart from the Board and audit committee of the Board. Ms. Liu has confirmed that she has no disagreement with the Board.

Executive Officers

Peter Luo, Ph.D. is our Co-Founder and has served as our Chief Executive Officer since November 2011 and Chairman of the Board of the Directors since February 2018. Dr. Luo served as the first lead scientist in computational protein design and protein laboratory at Xencor (Nasdaq: XNCR) from July 1998 to August 2000. In September 2000, Dr. Luo founded Abmaxis Inc. and served as its Co-Founder, Chief Technology Officer, president, and director. In May 2006, Dr. Luo led the acquisition of Abmaxis Inc. by Merck & Co. (NYSE: MRK), after which Dr. Luo served as a director of Biologics Technology at Merck, and Chief Technology Officer of Abmaxis, the subsidiary of Merck & Co. Throughout his career, Dr. Luo also led the business development efforts in connection with collaborations and strategic partnerships with multiple global partners. Dr. Luo received his bachelor’s degree in applied chemistry in technical physics from Peking University in 1986, master’s degree in applied physics from The Institute of High Energy Physics of the Chinese Academy of Sciences in 1989, and Ph.D. degree in chemistry from The University of Chicago in 1995. Dr. Luo also completed his postdoctoral research in protein folding at Stanford University in 1998. Dr. Luo’s spouse is Xiaohong (Kristine) She who is our Senior Vice President, Head of Clinical Operations.

Fangyong (Felix) Du, Ph.D. joined us as Vice President of Technology Development in January 2012 and has served as our Chief Technology Officer since May 2019 and our director since April 2023. Dr. Du has over 20 years of experience in biological research and discovery, and has published numerous peer-reviewed articles in world-renowned scientific journals such as Nature and Science. Dr. Du worked at Affomix from October 2009 to July 2010 and Illumina (Nasdaq: ILMN) from July 2010 to January 2012, and then joined the Company in January 2012 as the Vice President of Technology Development. Dr. Du received his bachelor’s degree and master’s degree in physiology and biophysics in 1991 and 1994, respectively, from Peking University, and his Ph.D. degree in biology from the California Institute of Technology in 2001. Dr. Du also completed his postdoctoral research from Yale University in 2007.

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

Chunfang (Vicky) Gu, M.B.A. joined Adagene in September 2017 and serves as Senior Director of Finance. Reporting to the Chief Financial Officer, Vicky manages Adagene Inc.’s finance team, plays a key role in Adagene Inc.’s capital markets and fund-raising transactions and assisted to establish the employee incentive plans of Adagene Inc. Vicky has over 17 years of experience in financial management with exposure to audit firms and multinational corporations including Sulzer Pumps, Bluescope Steel and Mercury Marine. Vicky has rich experience on financial reporting, budgeting and cost analysis, internal control and related compliance, taxation, as well as project management. Vicky received her Master of Business Administration degree from Xiamen University in 2016 and bachelor’s degree in accounting from Tianjin University of Commerce in 2003. Vicky is a member of the American Institute of Certified Management Accountant.

Ling (Jolin) Zhou has served as our Executive Director of Human Resources since October 2019. Before joining Adagene, Ms. Zhou served as the HR director of Asia Pacific at Tekni-Plex, where she was responsible for strategic HR initiatives and business support from May 2010 to August 2019. Between October 2004 and May 2010, Ms. Zhou served as the HR supervisor at Suzhou Capsugel Ltd., a division of Pfizer, where she was responsible for all HR functions and personnel training. Ms. Zhou received her bachelor’s degree in law from South-Central University for Nationalities in 2003. She is a DDI Certified Trainer.

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

Xiaohong (Kristine) She has served as our Senior Vice President, Head of Clinical Operations since November 2011. Ms. She has over 20 years of laboratory and laboratory management experience in the renowned laboratories in the United States and has completed multiple projects in molecular biology and immunology at the labs of University of Chicago, the Genome Center at Stanford University, neurological animal studies at Stanford Palo Alto Veteran’s Hospital, and cloning and functional screening of cDNA libraries at Caltech. Her work has been published in Nature, Science, Biotechnology, among many other notable publications. Ms. She received her bachelor’s degree in microbiology from Wuhan University in 1986 and master’s degree in biochemistry and microbiology from the Institute of Microbiology of the Chinese Academy of Sciences in 1989. Ms. She’s spouse is Peter Luo, Ph.D., our Co-Founder, Chief Executive Officer and Chairman of the Board.

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

Songmao Zheng, Ph.D. is currently our Vice President, Head of Clinical and Quantitative Pharmacology, and leads quantitative model-informed drug discovery and development in both preclinical and clinical space. Prior to joining us, Dr. Zheng had served as Scientific Director/Group Leader, leading numerous biologics programs at Janssen BioTherapeutics, Janssen R&D since 2013. Dr. Zheng received his bachelor’s degree in biological sciences from Sichuan University in 2007 and Ph.D. degree in pharmaceutical sciences from University of Washington in 2012.

Jiping Zha, Ph.D. has served as our Executive Vice President of Clinical Development since September 2021. Dr. Zha is responsible for clinical development, clinical operation and drug safety group. He is a physician scientist with over 20 years of formative experience in both academia and biotech industry. Dr. Zha has served as executive director of translational sciences at NGM Biopharmaceuticals from April 2017 to September 2021, and held various leadership positions at MedImmune, Crown Bioscience, Genentech from November 2003 to March 2017. Dr. Zha has over forty publications in high-impact scientific journals, such as Cell, Science and Nature, and authored multiple patents. Dr. Zha received his M.D. degree in basic medicine from Shanghai Medical University in 1987 and Ph.D. degree in Microbiology and Immunology from University of Tennessee in 1993, and was Board-Certified in Anatomic Pathology by American Board of Pathology in 1999.

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

Dana Hu-Lowe, Ph.D. is currently our Vice President of Global Product Team Leadership. Dr. Hu-Lowe has more than 20 years of industry experience in oncology and R&D including years of experience in project and strategic alliance management, and leadership for both preclinical and clinical product programs. Before joining Adagene, she served as an Executive Director and Global Product Team Leader at Turning Point Therapeutics from April 2019 to October 2021. She was the Senior Director of Strategic Alliance and Program management at Wellspring Biosciences Inc. from March 2013 to March 2019, where she managed both internal discovery and IND-enabling programs and strategic alliance with Janssen Pharmaceuticals. Dr. Hu-Lowe had over 12 years of career at Pfizer Oncology November 1999 to December 2011, where she led cross-functional teams advancing programs from preclinical into clinical development. Dr. Hu-Lowe received her bachelor’s dgreee in chemistry from Beijing Normal University in 1984 and Ph.D. degree in biochemistry from the University of Mississippi in 1992 and completed her Post-doctoral training at Scripps Research Institute and the Burnham Cancer Center (now the Sanford Burnham Prebys Medical Discovery Institute).

Ai Li, Ph.D. has served as our Vice President, Head of Biometrics since March 2022. Dr. Li has over 14 years of experience as a biostatistician and lead of biometrics. Dr. Li has extensive experience in both early and late phase studies over various oncology indications. He has worked on small molecule and biologics drugs, T-cell therapy, and an oncolytic virus. He previously worked at QED Therapeutics (“QED”) FROM July 20220 to March 2022, leading the biometrics team for the filing of a targeted cancer therapy, which has been approved in the U.S., Canada, and Australia. Before QED, he worked for Novartis, Amgen, Puma Biotechnology and Atara Biotherapeutics, and was the key member of two successful NDA/BLA filings, including the first oncolytic virus approved for use in the U.S. and European Union. Dr. Li has more than 30 publications and received more than 3000 citations. Dr. Li received his bachelor’s degree in technical physics in 2000 and master’s degree in statistics in 2003 from Peking University. Dr. Li received his Ph.D. in Biostatistics from University of California, Los Angeles in 2007.

Non-Employee Directors

Yumeng Wang has served as our director since April 2023 designated by General Atlantic Singapore AI Pte. Ltd. pursuant to our current effective shareholders agreement. Ms. Yumeng Wang is currently a vice president at General Atlantic, primarily responsible for investments in healthcare and life sciences sectors. Prior to joining General Atlantic, Ms. Wang served as an equity research analyst at The Hongkong and Shanghai Banking Corporation, mainly focusing on the healthcare sector. Ms. Wang also serves as a non-executive director of Ocumension Therapeutics (1477.HK) and Biotheus Inc. Ms. Wang received her bachelor’s degree in business administration in June 2013 and her master degree in biotechnology in 2021 from The Hong Kong University of Science and Technology.

Andy (Yiu Leung) Cheung has served as our independent director since February 2021. Mr. Cheung has many years of auditing and accounting professional experience. Mr. Cheung was deputy area managing partner of Ernst & Young (“EY”) in Asia Pacific overseeing the business operations, finance, information technology and risk management functions from July 2018 to June 2020. Mr. Cheung was the assurance leader for EY in Greater China from July 2013 to June 2018. Mr. Cheung has served as an independent non-executive director of JW (Cayman) Therapeutics Co. Ltd (HKEX:2126) since October 2020 and an independent non-executive director of Hua Medicine (HKEX:2552) since January 2023. Mr. Cheung received his bachelor’s degree in accounting and finance from the University of Lancaster in the United Kingdom in July 1982. He obtained a master’s degree in accounting and finance from London School of Economics and Political Science in the United Kingdom in August 1983. Mr. Cheung is a member of Hong Kong Institute of Certified Public Accountants.

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

Cuong Do has served as our independent director since November 2022. Mr. Do is President and CEO of BioVie Inc., a clinical-stage company developing innovative therapies for Alzheimer’s Disease, Parkinson’s disease and refractory Ascites. Prior to BioVie, Mr. Do was President of Samsung’s Global Strategy Group where he helped to set the strategic direction for Samsung Group’s diverse business portfolio, including the growth of its biologics businesses. He was previously the Chief Strategy Officer for Merck, a leading global pharmaceuticals company, where he played a key role in defining the company’s strategy, including the focus on oncology and creating its leading position with the anti-PD-1 therapy, pembrolizumab (KEYTRUDA®). Mr. Do was also a senior partner at McKinsey & Company, where he spent 17 years helping to build the healthcare, high technology, and corporate finance practices. He holds a BA from Dartmouth College and an MBA from the Tuck School of Business at Dartmouth.

Mervyn Turner, Ph.D., has served as our independent director since April 2023. Dr. Turner accumulated over 25 years of experience at Merck Research Laboratories in pharmaceuticals drug discovery, research and development, licensing and business development, emerging markets analysis, and strategy development and implementation. For seven years, he was head of world-wide licensing and external research at Merck, during a period of rapid expansion in Merck’s partnering activities. He became Merck’s first Chief Strategy Officer and a member of the senior executive team in 2008, before retiring from the company in 2011. Dr. Turner received his BS and Ph.D. in Chemistry from the University of Sheffield in 1970. He also completed his postdoctoral research in biochemistry of histocompatibility at Havard University in 1974.

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of US$3.7 million in cash to our executive officers and an aggregate of US$0.2 million in cash to our independent directors. For the fiscal year ended December 31, 2022, we did not pay any cash compensation to non-executive directors who are not independent directors. For the fiscal year ended December 31, 2022, we did not set aside or accrue expenses related to pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6 Directors, Senior Management and Employees—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a period of twelve months, which will be renewed automatically and extended automatically for a period of twelve months unless the executive or we give prior written notice. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. An executive officer may terminate his or her employment at any time by giving a prior written notice.

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

The purpose of the 2019 Plan is to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. The 2019 Plan provides for the issuance of up to an aggregate of 11,391,131 of our ordinary shares. We have terminated the authority to grant additional awards under the 2019 Plan and all future awards will be granted under the 2021 Plan. Therefore, the effective maximum number of shares issuable under the 2019 Plan is 10,125,726. As of March 31, 2023, the aggregate number of our ordinary shares underlying our outstanding awards under the 2019 Plan is 2,714,814, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. The term of the awards will expire not more than ten years after the date of grant.

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

Eligibility. The plan administrators may decide that an award under the 2019 Plan be granted to any employee, officer or director of the Company or its affiliates, or that it be granted to any consultant or advisor who provides services to the Company or its affiliates.

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

A total of 2,994,000 of our ordinary shares was authorized for issuance with respect to awards granted under the 2021 Plan. The share limit will automatically increase on the first trading day in January of each year (commencing with 2022) by an amount equal to (1) 5% of the total number of our outstanding ordinary shares on December 31 of the prior year, or (2) such lesser number as determined by our board of directors. Any shares subject to awards granted under the 2021 Plan or our Second Amended and Restated Share Incentive Plan that are not paid, delivered or exercised before they expire or are canceled or terminated, or otherwise fail to vest, as well as shares used to pay the purchase or exercise price of such awards or related tax withholding obligations, will become available for new award grants under the 2021 Plan. On January 7, 2022, the Company passed a board resolution, pursuant to which the vesting schedules and conditions of 2,060,308 share options granted to certain employees were modified. The share options vested (or to be vested) for each year (commencing from 2021) shall be equal to the lesser of (i) 25% of the total number of share options of each grantee (“Annual Cap”) and (ii) the number of shares as determined by the Compensation Committee based on the extent to which any performance milestones were achieved during that year (“Credited Shares”), plus any Credited Share of earlier years that have not previously vested due to the Annual Cap. In addition, the performance milestones applicable to the share options that remain outstanding were also modified. As of March 31, 2023, we had granted equity awards representing 3,979,160 ordinary shares under the 2021 Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. As of March 31, 2023, 4,324,177 ordinary shares authorized under the 2021 Plan is available for award purposes. Such number includes an annual automatic increase in an amount equal to 5% of the total number of outstanding ordinary shares on December 31, 2022.

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

The following table summarizes, as of March 31, 2023, the number of ordinary shares under outstanding awards that we granted to our directors and executive officers under the 2019 Plan, which replaced the 2015 Plan, and under the 2021 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

	Ordinary
	Shares
	Underlying	Exercise
	Equity Awards	Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Executive Officers
Peter Luo, Ph. D.	287,415	$13.85	January 2021	January 2031
Peter Luo, Ph. D.	500,000	$5.6	February 2022	February 2032
Peter Luo, Ph. D.	372,819	$1.06	December 2022	December 2032
Peter Luo, Ph. D.	202,973	$1.06	December 2022	December 2032
Fangyong (Felix) Du, Ph. D.	111,744	$13.85	January 2021	January 2031
Fangyong (Felix) Du, Ph. D.	150,000	$5.6	February 2022	February 2032
Fangyong (Felix) Du, Ph. D.	152,452	$1.06	December 2022	December 2032
JC Xu, M.D., Ph. D.	*	$2.26	August 2020	August 2030
JC Xu, M.D., Ph. D.	*	$1.06	December 2022	December 2032
Qinghai Zhao, Ph. D.	*	$2.26	October 2020	October 2030
Qinghai Zhao, Ph. D.	*	$5.6	February 2022	February 2032
Qinghai Zhao, Ph. D.	*	$1.06	December 2022	December 2032
Man Kin (Raymond) Tam, M.B.A., B. Eng.	*	$1.48	March 2020	March 2030
Man Kin (Raymond) Tam, M.B.A., B. Eng.	*	$1.83	August 2020	August 2030
Man Kin (Raymond) Tam, M.B.A., B. Eng.	*	$1.06	December 2022	December 2032
Chunfang (Vicky) Gu	*	$1.33	February 2019	February 2029
Chunfang (Vicky) Gu	*	$1.48	March 2020	March 2030
Chunfang (Vicky) Gu	*	$1.83	August 2020	August 2030
Chunfang (Vicky) Gu	*	$5.6	February 2022	February 2032
Chunfang (Vicky) Gu	*	$1.06	December 2022	December 2032
Ling (Jolin) Zhou	*	$1.48	March 2020	March 2030
Ling (Jolin) Zhou	*	$1.83	August 2020	August 2030
Ling (Jolin) Zhou	*	$5.6	February 2022	February 2032
Ling (Jolin) Zhou	*	$1.06	December 2022	December 2032
Non-Employee Directors
Yumeng Wang	—	—	—	—
Andy (Yiu Leung) Cheung	*	$11.2	June 2021	June 2031
Min Li	*	$11.2	June 2021	June 2031
Yuwen Liu	*	$2.24	May 2022	May 2032
Cuong Do	*	$0.8	November 2022	November 2032
Mervyn Turner	*	$1.33	November 2018	November 2028
All directors and executive officers as a group	3,508,641		Various dates from November 2018 to December 2022	Various dates from November 2028 to December 2032

Note:

*    The shares held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

As of March 31, 2023, our award holders other than our directors and executive officers as a group held outstanding awards to purchase 3,185,333 ordinary shares. For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 Plan and 2021 Plan, see “Item 5 Operating and Financial Review and Prospects—Share-based compensation.”

6.C. Board Practices

Board of Directors

Our board of directors currently consists of nine directors, including five independent directors, namely Andy (Yiu Leung) Cheung, Min Li, Yuwen Liu, Cuong Do and Mervyn Turner. Yuwen Liu will depart from our board and applicable committee upon the filing of this annual report on Form 20-F. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors , our compensation committee and our nominating and corporate governance committee.

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

Audit Committee. Our audit committee consists of Andy (Yiu Leung) Cheung, Min Li, Yuwen Liu and Cuong Do, and is chaired by Andy (Yiu Leung) Cheung. We have determined that each of Andy (Yiu Leung) Cheung, Min Li, Yuwen Liu and Cuong Do satisfies the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Yuwen Liu will depart from our board and audit committee upon the filing of this annual report on Form 20-F. We have determined that Andy (Yiu Leung) Cheung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Peter Luo, Andy (Yiu Leung) Cheung and Min Li and is chaired by Peter Luo. We have determined that each of Andy (Yiu Leung) Cheung and Min Li satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;
●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;
●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;
●	reviewing executive officer and director indemnification and insurance matters;

●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;
●	at least annually, reviewing and reassessing the adequacy of the committee charter;
●	selecting compensation consultant, legal counsel or other advisor only after taking into consideration all factors relevant to that person’s independence from management; and
●	reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Peter Luo, Andy (Yiu Leung) Cheung and Min Li, and is chaired by Peter Luo. We have determined that each of Andy (Yiu Leung) Cheung and Min Li satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Other than Andy (Yiu Leung) Cheung, Min Li, Yuwen Liu, Man Kin (Raymond) Tam, Felix Du, Cuong Do and Mervyn Turner, each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office pursuant to the applicable provisions of our memorandum and articles of association. The current term of our independent directors, namely Andy (Yiu Leung) Cheung, Min Li and Mervyn Turner, is one-year from the date of filing of this annual report on Form 20-F. The initial term of our independent director Cuong Do is two-year from the effectiveness of the appointment. Each of Andy (Yiu Leung) Cheung, Min Li and Yuwen Liu’s initial term has been extended to April 2023 and will expire upon the filing of this annual report on Form 20-F. The Board has decided to renew Andy (Yiu Leung) Cheung, Min Li and Man Kin (Raymond) Tam’s term of director position for one year. The term of director position for each of Andy (Yiu Leung) Cheung, Man Kin (Raymond) Tam, Felix Du, Min Li, Cuong Do and Mervyn Turner is subject to re-appointment by the board of directors. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law or the Listing Rules of the Nasdaq Global Market from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Board Diversity

The board diversity matrix is set out below.

Board Diversity Matrix (As of the Date of This Annual Report)
Country of Principal Executive Offices	The People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
			Non-	Did Not Disclose
	Female	Male	Binary	Gender
Part I: Gender Identity
Directors	2*	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Note: *Yumen Liu, a female director, will depart from our board upon filing of this annual report.

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

6.D. Employees

We had a total of 198, 259 and 248 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022. We also engage consultants and part-time staff as and when appropriate.

	Number of
Function	Employees
Research and Development		196
Computational Biology and Informatics	32
Technology Development	67
Drug Discovery	50
Clinical Development	36
CMC Development	11
General Administration		49
HR	6
Finance	18
IT	12
Administration	13
Business Development and Marketing		3
Total		248

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of March 31, 2023, by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 54,715,839 ordinary shares issued and outstanding as of March 31, 2023, excluding the 832,500 ordinary shares, issued but deemed to be not outstanding as of March 31, 2023, held by Great Han Fortune LP.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2023
	Number	%*
Directors and Executive Officers:†
Peter Luo(1)	12,799,269	23.4%
Fangyong (Felix) Du(2)	1,303,938	2.4%
JC Xu	**	**	%
Qinghai Zhao	**	**	%
Man Kin (Raymond) Tam	**	**	%
Chunfang (Vicky) Gu	**	**	%
Ling (Jolin) Zhou	**	**	%
Non-employee Directors
Yumeng Wang	—	—%
Andy (Yiu Leung) Cheung (independent director)	**	**	%
Min Li (independent director)	**	**	%
Yuwen Liu (independent director)	**	**	%
Cuong Do (independent director)	**	**	%
Mervyn Turner (independent director)	**	**	%
All directors and executive officers as a group	13,014,227	23.8%

Principal Shareholders:
Peter Luo act-in-concert group(3)	12,799,269	23.4%
JSR Limited(4)	5,340,742	9.8%
Asia Ventures II L.P.(5)	4,826,037	8.8%
F-Prime Capital Partners Healthcare Fund III LP(6)	4,632,237	8.5%
Wuxi Pharmatech Healthcare Fund I L.P.(7)	5,282,120	9.7%
General Atlantic Singapore AI Pte. Ltd.(8)	4,782,441	8.7%

Notes:

*     For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 54,715,839 being the number of ordinary shares as of March 31, 2023 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after March 31, 2023.

**   Represents beneficial ownership of less than one percent.

†     The business address of our directors and executive officers, except for Cuong Do, Yumeng Wang, Yuwen Liu and Mervyn Turner, is 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park Suzhou, Jiangsu Province, 215123, People’s Republic of China. The business address of Yumeng Wang is Suite 5704-5706, 57F, Two IFC, 8 Finance Street, Central, Hong Kong; the business address of Yuwen Liu is 3 Fl, Building No. 10, Dongshahu Equity Investment Center, East Suhong Road, Suzhou Industrial Park; the business address of Cuong Do is 660 Destacada Ave, Miami, United States FL 33156-8000; and the business address of Mervyn Turner is MJ Turner Consulting LLC, Westfield, NJ, USA.

(1)	Represents 12,799,269 ordinary shares held by Peter Luo act-in-concert group, as set forth in note (3) below.

(2)	Represents (i) 785,944 ordinary shares held by Ping Ren, who is the spouse of Fangyong (Felix) Du, (ii) 397,500 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren, (iii) 5,000 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren that are vested or will be vested within 60 days of March 31, 2023, (iv) 115,494 ordinary shares underlying 115,494 share options granted to Ping Ren that that are vested or will be vested within 60 days of March 31, 2023. Great Han Fortune LP is controlled by Peter Luo and is formed to hold ordinary shares in connection with the share awards issued under the 2019 Plan.
(3)	Represents (i) 8,035,316 ordinary shares held by Peter Luo; (ii) 337,415 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of March 31, 2023, (iii) 766,667 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo and (iv) 33,333 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo that will be vested within 60 days of March 31, 2023; (v) 0 ordinary shares held by HAN 2020 GRAT, for which Peter Luo is a Trustee; (vi) 52,198 ordinary shares held by Xiaohong She, who is the spouse of Peter Luo; (vii) 48,230 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of March 31, 2023, (viii) 192,083 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She, (ix) 4,167 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She that will be vested within 60 days of March 31, 2023; (x) 785,944 ordinary shares held by Ping Ren, who is the spouse of Fangyong (Felix) Du, (xi) 397,500 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren, (xii) 5,000 ordinary shares held by Great Han Fortune LP for the benefit of Ping Ren that are vested or will be vested within 60 days of March 31, 2023, (xiii) 115,494 ordinary shares underlying 115,494 share options granted to Ping Ren that that are vested or will be vested within 60 days of March 31, 2023, (xiv) total of 1,312,357 ordinary shares held by Raymond Tam, JC Xu, Qinghai Zhao and several key employees of the Company, and (xv) total of 713,565 share options granted to Raymond Tam, JC Xu, Qinghai Zhao and several key employees that are vested or will be vested within 60 days of March 31, 2023. On December 14, 2020, Peter Luo, Fangyong (Felix) Du, Ping Ren, Hua Gong, JC Xu, Qinghai Zhao, Man Kin (Raymond) Tam, Xiaohong (Kristine) She, Yu (Albert) Ren, Yan Li, Guizhong Liu and Alexander Goergen entered into a concert party agreement, pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at our shareholders’ general meetings, (ii) recognize the controlling position of Peter Luo; and (iii) act in concert in accordance with Peter Luo’s opinions in respect of the daily operations and management and the major decision-making of us.
(4)	Represents 5,340,742 ordinary shares, consisting of (i) 4,828,242 ordinary shares and (ii) 512,500 ordinary shares in the form of ADSs, are held of record by JSR Limited, a British Virgin Islands company. JSR Limited is controlled by GP Healthcare Capital Co., Ltd. The registered address of JSR Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Information set forth above is based upon JSR Limited's Schedule 13G/A filing with the SEC on February 6, 2023.
(5)	Represents 4,826,037 ordinary shares held by Asia Ventures II L.P., a limited partnership incorporated in the Bermuda. The general partner of Asia Ventures II L.P. is Asia Partners II L.P. a Bermuda exempt limited partnership. The general partner of Asia Partners II L.P. is Eight Roads GP, who is ultimately controlled by Eight Roads Holdings Limited. The registered address of Asia Ventures II L.P. is Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM 19. Information set forth above is based upon FIL Ltd's Schedule 13G filing with the SEC on February 19, 2021.
(6)	Represents 4,632,237 ordinary shares held by F-Prime Capital Partners Healthcare Fund III LP. F-Prime Capital Partners Healthcare Advisors Fund III LP is the general partner of F-Prime Capital Partners Healthcare Fund III LP. F-Prime Capital Partners Healthcare Advisors Fund III LP is solely managed by Impresa Management LLC, its general partner and investment manager. Each of the entities listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address of these entities is 245 Summer Street, Boston, MA 02210. Information set forth above is based upon FMR LLC's Schedule 13G/A filing with the SEC on February 9, 2023.
(7)	Represents 5,282,120 ordinary shares in the form of ADSs that were held of record by WuXi PharmaTech Healthcare Fund I L.P., a limited partnership incorporated in the Cayman Islands. WuXi Pharmatech Healthcare Fund I L.P. is an indirect wholly owned subsidiary of WuXi AppTec Co., Ltd (SSE: 603259; SEHK: 2359). WuXi AppTec Co., Ltd. is a listed company on the Shanghai Stock Exchange and the Main Board of the Hong Kong Stock Exchange. The registered address of WuXi Pharmatech Healthcare Fund I L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Information set forth above is based upon WuXi PharmaTech Healthcare Fund I L.P's Schedule 13G filing with the SEC on January 26, 2022.

(8)	Represents 4,452,441 ordinary shares and 264,000 ADSs representing 330,000 ordinary shares held by General Atlantic Singapore AI Pte. Ltd. (“GA AI”), a company incorporated under the laws of Singapore. GA AI is wholly-owned by General Atlantic Singapore Fund Pte. Ltd. (“GASF”), which is controlled by General Atlantic Singapore Interholdco Ltd. (“GAS Interholdco”) The members of GAS Interholdco that share beneficial ownership of the ordinary shares and ADSs held of record by GA AI are the GA Funds. The general partner of General Atlantic Partners (Lux) SCSp (“GAP Lux”) is General Atlantic GenPar, (Lux) SCSp (“GA GenPar Lux”) and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à. r.l. (“GA Lux”). The general partner of General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”) and General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”) and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) L.P., which is controlled by the Management Committee of GASC MGP, LLC (the “GA Management Committee”), is the general partner of GenPar Bermuda. General Atlantic, L.P. (“GA LP”), which is also controlled by the GA Management Committee, is the managing member of GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”) and GAP Coinvestments V, LLC (“GAPCO V”) and the general partner of GAP Coinvestments CDA, L.P. (“GAPCO CDA”). GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.” There are nine members of the GA Management Committee as of the date hereof. Each of the members of the GA Management Committee disclaims ownership of the ordinary shares, the ADSs and the underlying ordinary shares except to the extent that he has a pecuniary interest therein. The registered address of General Atlantic Singapore AI Pte. Ltd. is 80 Robinson Road, #02-00 Singapore 068898. Information set forth above is based upon General Atlantic, L.P.’s Schedule 13G filing with the SEC on February 11, 2022.

As of March 31, 2023, a total of 25,831,040 ordinary shares, representing 47.2% of our outstanding ordinary shares, including ordinary shares issued in advance but deemed not outstanding to facilitiate conversation of ordinary shares to ADSs for the employee share incentive plans, are held by one record holder in the United States. The holder is the depositary of our ADS program. In addition, 26.0% of our outstanding ordinary shares were held by record holders in the United States.

Our principal shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.

None.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions since January 1, 2022 to which we have been a participant in which any of our then directors, executive officers or holders of more than 10% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Employment Agreements and Indemnification Agreements

See “Item 6 Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6 Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Transactions with WuXi AppTec Group

We received research and development services from WuXi AppTec Group, the parent company of one of our principal shareholders. The amounts for the purchase of the services were US$7.4 million in 2022. As of December 31, 2022, the amounts due to WuXi AppTec Group were US$1.5 million.

Transactions with WuXi Biologics (Cayman) Inc. or WuXi Biologics

We received research and development services, including provision of manufacturing and quality control testing services, from WuXi Biologics, an entity controlled by the ultimate controlling party of one of our principal shareholders. The amounts for the purchase of the services were US$27.8 million in 2022. As of December 31, 2022, the amounts due to WuXi Biologics were US$17.8 million.

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

Material U.S. Federal Income Tax Considerations

The following discussion describes U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of the ADSs or ordinary shares. This discussion is not a comprehensive description of all of the tax considerations that may be relevant to your decision to hold the ADSs or ordinary shares. This discussion applies to you only if you are a U.S. Holder that holds the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income, and tax consequences applicable to you if you are subject to special rules, such as:

●	one of certain financial institutions;
●	a dealer or trader in securities that uses a mark-to-market method of tax accounting;

●	a person holding ADSs or ordinary shares as part of a straddle, conversion transaction, integrated transaction or similar transaction;
●	a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	an entity classified as a partnership for U.S. federal income tax purposes (and investors therein);
●	a tax-exempt entity, “individual retirement account” or “Roth IRA’’;
●	a person who acquired our ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;
●	a person that owns or is deemed to own 10% or more of our stock by vote or value; or
●	a person holding ADSs or ordinary shares in connection with a trade or business conducted outside the United States.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax consequences to your partners will generally depend on their status and your activities. Partnerships holding ADSs or ordinary shares and their partners should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning or disposing of the ADSs or ordinary shares.

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

Treasury regulations that apply to taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any PRC taxes imposed on dividends on, or dispositions of, the ADSs or ordinary shares. This discussion does not apply to investors in this special situation.

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

The value of our goodwill for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because our market capitalization has generally declined substantially since our initial public offering (including in 2022 and recent months), if the value of our goodwill is determined by reference to the average of our quarterly market capitalization then it is our belief that we were likely a PFIC for our 2022 taxable year. Due to our declining market capitalization, there is a significant risk that we will also be a PFIC for 2023 and possibly future taxable years. In addition, the extent to which our goodwill should be characterized as a non-passive asset is not entirely clear. We have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties.

If we are a PFIC for any taxable year and any of our subsidiaries is also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders will not receive the proceeds of those distributions or dispositions.

In general, if we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or ordinary shares will be allocated ratably over that U.S. Holder’s holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any taxable year on its ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or the U.S. Holder’s holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner.

Under a rule commonly referred to as the “once a PFIC, always a PFIC” rule, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisors regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the general PFIC rules described in the preceding paragraph.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs may make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Global Market, where the ADSs are listed, is a qualified exchange for this purpose, but there is no assurance that our ADSs will be treated as regularly traded for any relevant period. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the immediately subsequent paragraph). If we are a PFIC for any taxable year, U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs because we may have Lower-tier PFICs for which a mark-to-market election likely cannot be made.

The favorable tax rates for dividends paid to certain non-corporate U.S. Holders of ADSs, which are discussed below, do not apply to dividends from a corporation that is a PFIC in the year the dividend is paid or the preceding year. We do not intend to provide information necessary for U.S. Holders to make a “qualified electing fund election,” which, if available, would result in tax treatment different from the tax treatment for PFICs described above.

If we are a PFIC for any taxable year during which a U.S. Holder owns any ADSs or ordinary shares, the U.S. Holder will generally be required to file annual reports with the Internal Revenue Service (the “IRS”). U.S. Holders should consult their tax advisors regarding the PFIC rules and their application.

Taxation of Distributions

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that any distributions will be reported to you as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders are taxable at the favorable rates applicable to long-term capital gains. A non-U.S. corporation is generally treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the Nasdaq Global Market, where the ADSs are listed, or where the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States. Therefore such favorable rates may apply for so long as our ADSs are listed on the Nasdaq Global Market or if in the future we are eligible for benefits under the Treaty. However, as discussed above, the favorable rates do not apply if we are (or are treated with respect to a U.S. Holder as) a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisors to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—Material PRC Income Tax Considerations,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty) generally will be creditable against your U.S. federal income tax liability. In lieu of claiming a credit, you may elect to deduct creditable PRC taxes in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all creditable foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex, and you should consult your tax advisors regarding the creditability of foreign tax credits in your particular circumstances.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds from the sale or exchange of our ADSs or ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of ordinary shares, or non-U.S. accounts through which ADSs or ordinary shares are held. You should consult your tax advisor regarding your reporting obligations with respect to the ADSs or ordinary shares.

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

10.J. Annual Report to Security Holders

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 2.4%, 0.9% and 2.0%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2022, we used US$64 million of the net proceeds received from our initial public offering primarily for research and development of our product candidates. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

Changes in Internal Control over Financial Reporting

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

	Year Ended December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	5,800	5,800
Audit-Related Fees(2)	0	0
Tax Fees(3)	0	0
Other Fees(4)	0	0
Total	5,800	5,800
(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.
(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On July 7, 2021, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$20.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on July 20, 2021 (the “2021 Share Repurchase Program”).

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

The following table summarizes the details of the repurchases made in accordance with the 2021 Share Repurchase Program from April 1, 2022 to July 19, 2022:

				Approximate Dollar Value
			Total Number of ADSs	of ADSs that May Yet Be
	Total Number of	Average Price	Purchased as Part of the	Purchased Under the Plan
Period	ADSs Purchased	Paid Per ADS(1)	Publicly Announced Plan	(US$in thousand)
April 2022	195,788	$3.7	730,595	$15,259
May 2022	102,689	$3.1	833,284	$14,936
June 2022	190,083	$2.2	1,023,367	$14,513
July 1 - 19, 2022	383,218	$2.0	1,406,585	$13,731
Total	871,778	$2.6	1,406,585	$13,731

Notes:

(1)Each ADS representing one and one quarter ordinary shares. Average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to the broker.

On June 29, 2022, our board of directors authorized a share repurchase program whereby our company was authorized a share repurchase program under which the Company may repurchase up to US$10.0 million of its ordinary shares in the form of American depositary shares during a period of up to 12 months commencing on July 20, 2022 (the “2022 Share Repurchase Program”). The 2022 Share Repurchase Program was subsequently terminated in July 2022.

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

The following table summarizes the details of the repurchases made in accordance with the 2022 Share Repurchase Program from July 20, 2022 to July 31, 2022:

Approximate Dollar Value
			Total Number of ADSs	of ADSs that May Yet Be
	Total Number of	Average Price	Purchased as Part of the	Purchased Under the Plan
Period	ADSs Purchased	Paid Per ADS(1)	Publicly Announced Plan	(US$ in thousand)
July 20 – 31, 2022
Total	39,900	$1.8	39,900	$9,928

Notes:

(1)	Each ADS representing one and one quarter ordinary shares. Average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to the broker.

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

We relied on our home country practice exemption with respect to Rule 5605(d)(2) of the Nasdaq Rules, which requires a Nasdaq-listed company to establish a compensation committee comprised entirely of independent directors and two out of three members of our compensation committee are independent directors. We relied on our home country practice exemption with respect to Rule 5605(e)(1) of the Nasdaq Rules, which requires a Nasdaq-listed company to nominate director nominees either by a majority independent board or by a nominations committee comprised solely of independent directors and we do not have a majority independent board or a nominations committee comprised solely of independent directors. We relied on our home country practice exemption with respect to Rule 5250(b)(3) of the Nasdaq Rules, which requires a Nasdaq-listed company to disclose third party director and nominee compensation no later than when the companies files its next Form 20-F and we did not disclose such information in the form of 20-F for the year of 2020,2021 and 2022. We may also opt to rely on additional home country practice exemptions in the future.

Walkers (Hong Kong), our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, we are not required to comply with abovementioned requirements.

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

16.H. Mine Safety Disclosure

Not applicable.

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

(a) We have electronically submitted to the SEC on a supplemental basis documentation that establishes that Adagene Inc. is not owned or controlled by a governmental entity in the foreign jurisdiction.

(b) For the immediately preceding annual financial statement period, our auditor, which was a registered public accounting firm that the PCAOB was unable to inspect or investigate completely because of a position taken by the PRC government, issued our audit report that was included in our Form 20-F for the fiscal year of 2021.

As of the date of this annual report and to our best knowledge:

(i)	none of our shares are owned by governmental entities in the jurisdiction in which we are incorporated or otherwise organized;
(ii)	none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us;
(iii)	none of the members of our board of directors or the board of directors of our operating entity is an official of the Chinese Communist Party; and
(iv)	our amended and restated memorandum and articles of association does not contain any charter of the Chinese Communist Party.

16.J. Insider Trading Policies

(a) We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

(b) [Not applicable.]

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
4.1

Fourth Amended and Restated Right of First Refusal and Co-Sale Agreement by and between Adagene Inc., non-investor shareholders and investors named therein dated December 19, 2019 (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

4.2

Adagene Inc. Second Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

4.3

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

4.4

Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

4.5

Adagene Inc. 2021 Performance Incentive Plan (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

4.6

Collaboration and License Agreement between Exelixis, Inc. and Adagene Incorporated dated February 1, 2021 (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

4.7 † #

Collaboration and License Agreement between Adagene Incorporated and Genzyme Corporation dated February 25, 2022 (incorporated by reference to Exhibit 4.16 from our annual report for the year of 2021, filed with the SEC on April 26, 2022)

8.1*	List of subsidiaries of the Registrant

Exhibit Number	Description of Document

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Jingtian & Gongcheng
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of Greenberg Traurig
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
15.5*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: April 28, 2023

Adagene Inc.

By:	/s/ PETER LUO
	Name:	Peter Luo
	Title:	Chief Executive Officer

ADAGENE INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adagene Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Adagene Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2022.

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

April 28, 2023

We have served as the Company’s auditor since 2020.

ADAGENE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

		As of December 31,
	Notes	2021	2022
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		174,391,243	143,758,678
Accounts receivable, net	3,10	3,000,000	—
Amounts due from related parties	13	4,506,670	619,432
Prepayments and other current assets	4	4,055,921	4,937,323
Total current assets		185,953,834	149,315,433
Property, equipment and software, net	5	3,487,617	2,782,963
Operating lease right-of-use assets	14	—	191,877
Other non-current assets		69,275	109,572
TOTAL ASSETS		189,510,726	152,399,845
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		3,321,615	3,666,124
Contract liabilities		5,500,000	15,107,276
Amounts due to related parties	13	10,466,061	19,323,337
Accruals and other current liabilities	6	4,379,243	3,212,809
Income tax payable	11	1,657,450	—
Short-term borrowings	7	3,121,226	10,768,745
Current portion of long-term borrowings	7	1,376,319	2,850,128
Current portion of operating lease liabilities	14	—	151,983
Total current liabilities		29,821,914	55,080,402
Long-term borrowings	7	2,991,829	14,146,541
Operating lease liabilities	14	—	53,834
Deferred tax liabilities	11	44,163	—
Other non-current liabilities		94,107	28,718
TOTAL LIABILITIES		32,952,013	69,309,495
Commitments and contingencies	15
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 640,000,000 shares authorized, and 54,595,667 shares issued and outstanding as of December 31, 2021; and 640,000,000 shares authorized, 54,065,709 shares issued and outstanding as of December 31, 2022)		5,627	5,497
Treasury shares, at cost (94,074 shares as of December 31, 2021 and 1 share as of as of December 31, 2022)	17	(619,605)	(4)
Additional paid-in capital		336,099,931	342,739,268
Accumulated other comprehensive loss		(93,981)	(849,305)
Accumulated deficit		(178,833,259)	(258,805,106)
Total shareholders’ equity		156,558,713	83,090,350
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		189,510,726	152,399,845

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

		For the years ended
		December 31,
	Notes	2020	2021	2022
		US$	US$	US$
Revenue
Licensing and collaboration revenue	10	700,913	10,175,258	9,292,724
Expenses
Research and development expenses		(33,538,035)	(68,099,385)	(81,339,540)
Third parties		(23,645,740)	(55,020,367)	(46,212,077)
Related parties		(9,892,295)	(13,079,018)	(35,127,463)
Administrative expenses		(10,314,536)	(14,439,962)	(11,873,867)
Loss from operations		(43,151,658)	(72,364,089)	(83,920,683)
Interest income		629,288	76,166	377,501
Interest expense		(202,165)	(363,762)	(693,323)
Other income, net		971,949	1,778,822	2,168,388
Foreign exchange gain (loss), net		(644,693)	(603,459)	2,555,325
Loss before income tax		(42,397,279)	(71,476,322)	(79,512,792)
Income tax expense	11	—	(1,701,613)	(459,055)
Net loss attributable to Adagene Inc.’s shareholders		(42,397,279)	(73,177,935)	(79,971,847)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		(6,087)	257,000	(755,324)
Total comprehensive loss attributable to Adagene Inc.’s shareholders		(42,403,366)	(72,920,935)	(80,727,171)
Net loss attributable to Adagene Inc.’s shareholders		(42,397,279)	(73,177,935)	(79,971,847)
Accretion of convertible redeemable preferred shares to redemption value	8	(248,113)	(28,553)	—
Net loss attributable to ordinary shareholders		(42,645,392)	(73,206,488)	(79,971,847)
Weighted average number of ordinary shares used in per share calculation:
—Basic	12	15,950,698	50,032,009	54,135,084
—Diluted	12	15,950,698	50,032,009	54,135,084
Net loss per ordinary share
—Basic	12	(2.67)	(1.46)	(1.48)
—Diluted	12	(2.67)	(1.46)	(1.48)

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

					Subscriptions		Accumulated
	Ordinary shares		Treasury shares		receivable	Additional	other		Total
	Number of		Number of		from	paid‑in	comprehensive	Accumulated	shareholders’
	shares	Amount	shares	Amount	shareholders	capital	loss	deficit	equity (deficit)
		US$		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2020	15,193,136	1,519	—	—	(197,068)	6,789,542	(344,894)	(63,258,045)	(57,008,946)
Net loss	—	—	—	—	—	—	—	(42,397,279)	(42,397,279)
Other comprehensive income (loss)	—	—	—	—	—	—	(6,087)	—	(6,087)
Exercise of share options (Note 9)	3,694,934	370	—	—	(6,975,124)	7,115,682	—	—	140,928
Share-based compensation	—	—	—	—	—	10,129,541	—	—	10,129,541
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	(248,113)	—	—	(248,113)
Balance as of December 31, 2020	18,888,070	1,889	—	—	(7,172,192)	23,786,652	(350,981)	(105,655,324)	(89,389,956)
Net loss	—	—	—	—	—	—	—	(73,177,935)	(73,177,935)
Other comprehensive income	—	—	—	—	—	—	257,000	—	257,000
Exercise of share options (Note 9)	233,957	23	—	—	—	226,758	—	—	226,781
Issuance of ordinary shares under performance incentive plan (Note 9)	23,734	2	—	—	—	416,749	—	—	416,751
Subscription from shareholders	—	—	—	—	381,282	—	—	—	381,282
Share-based compensation	—	—	—	—	—	18,679,658	—	—	18,679,658
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	(28,553)	—	—	(28,553)
Conversion of convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering (“IPO”)	27,249,824	2,725	—	—	—	154,475,235	—	—	154,477,960
Issuance of ordinary shares upon IPO, net of issuance cost	10,571,375	1,057	—	—	—	147,094,280	—	—	147,095,337
Purchase of treasury shares under share repurchase program (Note 17)	—	—	(295,174)	(2,361,576)	—	—	—	—	(2,361,576)
Retirement of treasury shares (Note 17)	(201,100)	(20)	201,100	1,741,971	—	(1,750,041)	—	—	(8,090)
Surrender of ordinary shares for repayment of promissory notes (Note 9)	(491,119)	(49)	—	—	6,790,910	(6,800,807)	—	—	(9,946)
Balance as of December 31, 2021	56,274,741	5,627	(94,074)	(619,605)	—	336,099,931	(93,981)	(178,833,259)	156,558,713
Net loss	—	—	—	—	—	—	—	(79,971,847)	(79,971,847)
Other comprehensive income (loss)	—	—	—	—	—	—	(755,324)	—	(755,324)
Exercise of share options (Note 9)	197,975	20	—	—	—	323,192	—	—	323,212
Issuance of ordinary shares under performance incentive plan (Note 9)	99,999	10	—	—	—	391,985	—	—	391,995
Share-based compensation	—	—	—	—	—	10,520,282	—	—	10,520,282
Purchase of treasury shares under share repurchase program (Note 17)	—	—	(1,512,932)	(3,976,681)	—	—	—	—	(3,976,681)
Retirement of treasury shares (Note 17)	(1,607,005)	(160)	1,607,005	4,596,282	—	(4,596,122)	—	—	—
Balance as of December 31, 2022	54,965,710	5,497	(1)	(4)	—	342,739,268	(849,305)	(258,805,106)	83,090,350

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	For the years ended
	December 31,
	2020	2021	2022
	US$	US$	US$
Cash flows from operating activities:
Net loss	(42,397,279)	(73,177,935)	(79,971,847)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	858,408	1,125,032	1,145,995
Net loss on disposal of property, equipment, software and operating lease right-of-use asset	327	18,973	6,811
Share-based compensation	10,129,541	18,679,658	10,520,282
Interest income on promissory notes	—	(9,946)	—
Amortization of right-of use assets and interest of lease liabilities	—	—	303,535
Foreign exchange loss (gain), net	644,693	603,459	(2,555,325)
Changes in operating assets and liabilities:
Accounts receivable, net	480,000	(3,000,000)	3,000,000
Prepayments and other current assets	(2,337,011)	(231,287)	(881,402)
Amount due from related parties	1,300,790	(4,374,274)	3,887,238
Other non-current assets	(13,292)	(24,210)	(40,297)
Accounts payable	1,097,261	1,511,640	344,509
Contract liabilities	(267,842)	4,774,464	9,607,276
Amount due to related parties	639,579	7,930,703	8,857,276
Accruals and other current liabilities	1,243,150	1,057,491	(823,928)
Lease liabilities	—	—	(280,465)
Income tax payable	—	1,657,450	(1,657,450)
Deferred tax liabilities	—	44,163	(44,163)
Other non-current liabilities	91,955	—	(29,732)
Net cash used in operating activities	(28,529,720)	(43,414,619)	(48,611,687)
Cash flows from investing activities:
Withdrawal of short-term investments	8,000,000	—	—
Proceeds from disposal of property, equipment and software	7,930	—	4,892
Purchase of property, equipment and software	(935,199)	(2,509,926)	(690,938)
Net cash generated from (used in) investing activities	7,072,731	(2,509,926)	(686,046)
Cash flows from financing activities:
Proceeds from borrowings	6,083,650	4,386,860	25,830,030
Proceeds from share subscriptions	—	381,282	—
Proceeds from exercise of share options	140,928	231,521	323,212
Proceeds from initial public offering, net of underwriting commissions	—	149,411,950	—
Repayment of borrowings	(1,063,670)	(5,089,717)	(4,353,588)
Payment of initial public offering costs	(721,532)	(1,595,088)	—
Purchase of treasury shares under stock repurchase program	—	(2,361,576)	(3,976,681)
Costs for retirement of treasury shares	—	(8,090)	—
Net cash generated from financing activities	4,439,376	145,357,142	17,822,973
Effect of exchange rate on cash and cash equivalents	(364,177)	(192,352)	842,195
Net increase (decrease) in cash and cash equivalents	(17,381,790)	99,240,245	(30,632,565)
Cash and cash equivalents at the beginning of year	92,532,788	75,150,998	174,391,243
Cash and cash equivalents at the end of year	75,150,998	174,391,243	143,758,678
Supplemental cash flow disclosures:
Interest paid	202,165	359,569	603,680
Income tax paid	—	—	2,433,241
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	—	—	313,929
Right-of-use assets obtained in exchange for operating lease obligations	—	—	217,227
Non-cash activities:
Accretion of convertible redeemable preferred shares to redemption value	248,113	28,553	—
Conversion of preferred shares	—	154,477,960	—
Payables for deferred initial public offering cost	2,276,183	—	—
Retirement of treasury shares	—	1,741,971	4,596,282
Surrender of ordinary shares for repayment of promissory notes	—	6,800,856	—

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2020, 2021 AND 2022

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

As of December 31, 2022, the Company’s principal subsidiaries are as follows:

			Percentage of legal
	Date of	Place of	ownership
Entity	incorporation	incorporation	by the Company	Principal activities
Adagene (Hong Kong) Limited	December 12, 2011	Hong Kong	100%	Investment holding
Adagene Incorporated	September 20, 2017	The United States of America	100%	Research and development of innovative medicines
Adagene (Suzhou) Limited	February 28, 2012	The People’s Republic of China (“PRC” or “China”)	100%	Research and development of innovative medicines
Adagene Australia PTY Ltd.	May 30, 2018	Australia	100%	Research and development of innovative medicines
Adagene PTE. Ltd.	March 27, 2020	Singapore	100%	Research and development of innovative medicines
Adagene AG	August 31, 2020	Switzerland	100%	Research and development of innovative medicines
Adagene Project C1 PTE. Ltd.	March 25, 2022	Singapore	100%	Research and development of innovative medicines

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). References to specific U.S. GAAP principles throughout these notes to the accompanying financial statements are to the Accounting Standards Codification (“ASC”), as published by the U.S. Financial Accounting Standards Board (“FASB”).

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, licensing and collaboration revenue recognition, research and development expense allocation, the useful lives and impairment of long-lived assets, tax valuation allowance, share-based compensation expenses, and measurement of right-of-use assets and lease liabilities. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency translation

The functional currency of the Company, Adagene (Hong Kong) Limited, Adagene Incorporated, Adagene PTE. Ltd. and Adagene Project C1 PTE. Ltd. is the United States dollar (“US$”). The functional currency of the Company’s PRC subsidiary is Renminbi (“RMB”). The functional currency of the Company’s Australian subsidiary is Australian dollar (“AU$”). The functional currency of the Company’s Swiss subsidiary is Swiss Franc (“CHF”). The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses US$ as its reporting currency. The financial statements of the Company’s PRC, Australian and Swiss subsidiaries are translated from the functional currency to the reporting currency.

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

The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2021 or 2022.

The Group had no financial assets and liabilities measured and recorded at fair value on a nonrecurring basis as of December 31, 2021 and 2022.

Property, equipment and software

Property and equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

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

No impairment loss was recorded for the years ended December 31, 2020, 2021 and 2022.

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

Licenses of Intellectual Property: Upfront non-refundable payments for licensing the Group’s intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For licenses determined to be distinct, the Group recognizes revenues from non-refundable, up-front fees allocated to the license at a point in time, when the transfer of control of the license to the licensee occurs and the licensee is able to use and benefit from the license. For licenses determined not to be distinct, the Group accounts for the promise to grant a license and those other promised goods or services together as a single performance obligation when recognizing revenue.

Research and Development Services: The portion of a transaction price allocated to research and development services performance obligations is deferred and recognized as collaboration revenue over time as delivery or performance of such services occurs.

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

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, and (4) other research and development expenses. Research and development costs are expensed as incurred when the related research and development services are provided to the Group and the resulting assets, if any, have no alternative future uses. As of December 31, 2021 and 2022, the Group had several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at the Group’s option. The Group did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2021 or 2022 as the Group did not have any plan to cancel the existing CRO or CMO contracts.

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

Government subsidies of US$0.8 million, US$1.4 million and US$2.1 million were received and recognized as other income during the years ended December 31, 2020, 2021 and 2022, respectively.

Leases

Prior to the adoption of ASC 842, Leases ("ASC 842") on January 1, 2022:

Leases, mainly leases of office spaces where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Group had no capital leases for any of the years stated herein.

Upon and hereafter the adoption of ASC 842 on January 1, 2022:

The Group determines if an arrangement is or contains a lease at inception. For arrangements that meet the definition of a lease, the Group determines the classification of the lease based on the relevant factors present and records a right-of-use ("ROU") asset and lease liability at the lease commencement date. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. As the rate implicit in the Group’s leases is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise that option.

Operating leases are included in operating lease right-of-use assets and lease liabilities on the consolidated balance sheet. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities.

The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2022 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification.

In connection with the adoption of ASC 842 on January 1, 2022, the Group recorded an impact of approximately US$0.6 million and US$0.6 million for the recognition of operating lease right-of-use-assets and operating lease liabilities, respectively, on its consolidated balance sheet, which are primarily related to the lease of the Group’s offices. The adoption of ASC 842 did not have a material impact on the Group’s consolidated statements of comprehensive loss and cash flows.

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

Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; (b) for share-based awards granted with only service conditions, using the straight-line method over the vesting period; or (c) for share-based awards granted with service conditions and performance conditions, using the graded vesting method over the vesting period if and when the Company concludes that it is probable that the performance conditions will be achieved.

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

Net loss per share

In accordance with ASC 260, Earnings Per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic net loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group.

Employee defined contribution plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of US$622,377 , US$2,223,493 and US$2,984,251 for the years ended December 31, 2020 , 2021 and 2022, respectively.

Concentration of risks

Concentration of credit risk

As of December 31, 2021 and 2022, the amount of cash and cash equivalents of US$3,650,474 and US$8,617,157 respectively, were held at major financial institutions located in Mainland China, and US$170,740,769 and US$135,141,521,respectively, were deposited with major financial institutions located outside of Mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable is typically unsecured and denominated in US$ and is derived from revenues earned from customers. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of suppliers

A significant portion of the Group’s research and development services were purchased from one supplier group, who collectively accounted for 21.5%,18.5% and 34.1%of the Group’s total research and development services purchases for the years ended December 31, 2020, 2021 and 2022, respectively.

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of approximately 2.29% in the year ended December 31,2021 and appreciation of approximately 9.24% in the year ended December 31, 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10 (“ASU 2018-10”), Codification Improvements to Topic 842, Leases, which clarifies certain aspects of the guidance issued in ASU 2016-02; and ASU No. 2018-11 (“ASU 2018-11”), Leases (Topic 842): Targeted Improvements, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current U.S. GAAP (Topic 840, Leases). Further, the FASB issued ASU No. 2020-05 (“ASU 2020-05”), Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which extends the adoption date for certain entities. For the Group, the updated guidance is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Group adopted the new guidance on January 1, 2022, using the alternative transition approach. For additional information, see Note 14, Leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, the FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. The Group does not plan to early adopt ASU 2016-13 and does not expect the adoption of ASU 2016-13 to have a material impact on the financial statements including the notes to the financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income Taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2021. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Group adopted ASU 2019-12 in 2022 and the adoption of ASU 2019-12 did not have a material impact on the financial statements including the notes to the financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt—Debt with Conversion and Other Options, for convertible instruments and also increases information transparency by making disclosure amendments. The standard is effective for private companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings (“TDR”) and Vintage Disclosures (“ASU 2022-02”). ASU 2022-02 eliminates the TDR recognition and measurement guidance, enhance existing disclosure requirements and introduce new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty. For entities that have not yet adopted ASU 2016-13, the ASU is effective upon adoption of the amendments in ASU 2016-13. Early adoption is not permitted before an entity's adoption of ASU 2016-13. The Group has not adopted ASU 2016-13 and is currently in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2021	2022
	US$	US$
Accounts receivable	3,000,000	—
Allowance for doubtful accounts	—	—
	3,000,000	—

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2021	2022
	US$	US$
Prepayments	1,562,177	1,161,910
Deposits (a)	1,873,843	2,970,421
Others	619,901	804,992
	4,055,921	4,937,323

Note (a): The deposits represented the amounts that the Group paid to its CRO vendors for various outsourced research and development programs according to the terms of respective CRO agreements. The Group expects to recover the deposits if the programs fail or the agreements are cancelled.

5. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of December 31,
	2021	2022
	US$	US$
Machinery and laboratory equipment	5,252,399	5,293,386
Leasehold improvements	1,152,743	1,055,271
Electronic equipment	1,863,956	1,863,963
Furniture and tools	81,467	29,684
Vehicles	87,680	80,266
Software	371,636	369,698
Total property, equipment and software	8,809,881	8,692,268
Less: accumulated depreciation and amortization	(5,322,264)	(5,909,305)
Net book value	3,487,617	2,782,963

Depreciation and amortization expenses recognized for the years ended December 31, 2020, 2021 and 2022 were US$858,408, US$1,125,032 and US$1,145,995 respectively.

6. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued liabilities and other current liabilities consisted of the following:

	As of December 31,
	2021	2022
	US$	US$
Professional service fees	935,434	1,647,490
Payroll and related liabilities	3,229,794	1,104,365
Utility and maintenance	8,685	40,718
Other taxes and surcharge	62,270	349,039
Others	143,060	71,197
	4,379,243	3,212,809

7. BORROWINGS

	As of December 31,
	2021	2022
	US$	US$
Current
Short-term borrowings:
Bank loans	3,121,226	10,768,745
Current portion of long-term borrowings	1,376,319	2,850,128
Total current borrowings	4,497,545	13,618,873
Non-Current
Long-term borrowings:
Bank loans	2,991,829	14,146,541
Total non-current borrowings	2,991,829	14,146,541
Total borrowings	7,489,374	27,765,414

Short-term borrowings

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

In June 2021, the Group borrowed a loan with the amount of RMB9,900,000 (equivalent to approximately US$1,552,771) from Agricultural Bank of China Limited for a term of one year at the interest rate of 4.05% per annum. The borrowing was repaid in May 2022.

In August 2021, the Group borrowed another loan with the amount of RMB10,000,000 (equivalent to approximately US$1,568,455) from Agricultural Bank of China Limited for a term of one year at the interest rate of 4.05% per annum. The borrowing was repaid in August 2022.

In March 2022, the Group borrowed a loan with the amount of RMB9,900,000 (equivalent to approximately US$1,421,474) from China Merchants Bank Co., Ltd. for a term of one year at the interest rate of 3.90% per annum.

In April 2022, the Group borrowed another loan with the amount of RMB20,100,000 (equivalent to approximately US$2,886,024) from China Merchants Bank Co., Ltd. for a term of one year at the interest rate of 3.70% per annum.

In July 2022, the Group borrowed a loan with the amount of RMB20,000,000 (equivalent to approximately US$2,871,665) from Bank of Jiangsu Co., Ltd. for a term of one year at the interest rate of 3.70% per annum.

In December 2022, the Group borrowed another loan with the amount of RMB25,000,000 (equivalent to approximately US$3,589,582) from China Construction Bank Corporation for a term of one year at the interest rate of 3.65% per annum.

Long-term borrowings

In February 2019, the Group borrowed a loan with the amount of RMB7,500,000 (equivalent to approximately US$1,076,874) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 5.46% per annum. The Group repaid RMB375,000 (equivalent to approximately US$53,844) in 2019, RMB1,250,000 (equivalent to approximately US$179,479) in 2020, RMB3,375,000 (equivalent to approximately US$484,594) in 2021 and RMB2,500,000 (equivalent to approximately US$358,958) in 2022. As of December 31, 2021, RMB2,500,000 (equivalent to approximately US$358,958) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets. The loan was fully repaid in February 2022.

In June 2019, the Group borrowed a loan with the amount of RMB6,000,000 (equivalent to approximately US$861,500) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 5.23% per annum. The Group repaid RMB300,000 (equivalent to approximately US$43,075) in 2019, RMB1,000,000 (equivalent to approximately US$143,583) in 2020, RMB2,700,000 (equivalent to approximately US$387,675) in 2021, and RMB2,000,000 (equivalent to approximately US$287,167)in 2022. As of December 31, 2021, RMB2,000,000 (equivalent to approximately US$287,167) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets. The loan was fully repaid in June 2022.

In September 2020, the Group borrowed a loan with the amount of RMB16,500,000 (equivalent to approximately US$2,369,124) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.27% per annum.The Group repaid RMB1,650,000 (equivalent to approximately US$236,912) in 2021 and RMB3,850,000 (equivalent to approximately US$552,796) in 2022. As of December 31, 2021 and 2022, RMB3,850,000 (equivalent to approximately US$552,796) and RMB 11,000,000 (equivalent to approximately US$1,579,416) repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In September 2021, the Group borrowed a loan with the amount of RMB8,500,000 (equivalent to approximately US$1,220,458) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.05% per annum. The Group repaid RMB425,000 (equivalent to approximately US$61,023) in 2022. As of December 31, 2021 and 2022, RMB425,000 (equivalent to approximately US$61,023) and RMB850,000 (equivalent to approximately US$122,046) repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In May 2022, the Group borrowed a loan with the amount of RMB30,000,000 (equivalent to approximately US$4,307,498) from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. As of December 31, 2022, RMB3,000,000 (equivalent to approximately US$430,750) repayable within twelve months for this agreement was classified as "Current portion of long-term borrowing" on the consolidated balance sheets.

Also in May 2022, the Group borrowed a loan with the amount of RMB20,000,000 (equivalent to approximately US$2,871,665) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB500,000 (equivalent to approximately US$71,792) in 2022. As of December 31, 2022, RMB1,500,000 (equivalent to approximately US$215,375) repayable within twelve months for this agreement was classified as "Current portion of long-term borrowing" on the consolidated balance sheets.

In August 2022, the Group borrowed a loan with the amount of RMB9,900,000 (equivalent to approximately US$1,421,474) from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. As of December 31, 2022, RMB1,000,000 (equivalent to approximately US$143,583) repayable within twelve months for this agreement was classified as "Current portion of long-term borrowing" on the consolidated balance sheets.

Also in August 2022, the Group borrowed a loan with the amount of RMB20,000,000 (equivalent to approximately US$2,871,665) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. As of December 31, 2022, RMB1,000,000 (equivalent to approximately US$143,583) repayable within twelve months for this agreement was classified as "Current portion of long-term borrowing" on the consolidated balance sheets.

In November 2022, the Group borrowed a loan with the amount of RMB9,900,000 (equivalent to approximately US$1,421,474) from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. As of December 31, 2022, RMB1,000,000 (equivalent to approximately US$143,583) repayable within twelve months for this agreement was classified as "Current portion of long-term borrowing" on the consolidated balance sheets.

Also in November 2022, the Group borrowed a loan with the amount of RMB10,000,000 (equivalent to approximately US$1,435,833) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. As of December 31, 2022, RMB500,000 (equivalent to approximately US$71,792) repayable within twelve months for this agreement was classified as "Current portion of long-term borrowing" on the consolidated balance sheets.

The proceeds from the loans were primarily used to pay for the Group’s research and development activities in China, including CMC costs of clinical and preclinical programs. As of December 31, 2021 and 2022, none of the Group’s borrowings were collateralized in the respective loan agreements.

Future maturities of short-term borrowings and long-term borrowings

Future principal maturities of short-term borrowings and long-term borrowings as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	US$	US$
2022	4,497,545	—
2023	1,858,619	13,618,873
2024	1,133,210	4,124,429
2025	—	10,022,112
	7,489,374	27,765,414

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

Upon completion of the IPO on February 11, 2021, each of the then outstanding Series A Preferred Shares, Series B Preferred Shares, and Series C Preferred Shares (collectively the “Preferred Shares”) was automatically converted into one ordinary share. As of December 31, 2021 and 2022, there were no preferred shares issued or outstanding.

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

On January 7, 2022, the Company passed a board resolution, pursuant to which the vesting schedules and conditions of 2,060,308 share options granted to certain employees were modified. The share options vested (or to be vested) for each year (commencing from 2021) shall be equal to the lesser of (i) 25% of the total number of share options of each grantee (“Annual Cap”) and (ii) the number of shares as determined by the Compensation Committee based on the extent to which any performance milestones were achieved during that year (“Credited Shares”), plus any Credited Share of earlier years that have not previously vested due to the Annual Cap. In addition, the performance milestones applicable to the share options that remain outstanding were also modified. As a result of the modification, the Company recognized an incremental fair value of US$2,337,697.

From February 7, 2022 to December 27, 2022, pursuant to the 2021 Plan, a total of 2,640,598 share options were granted to certain employees, with exercise price ranging from US$0.80 to US$5.60, respectively. In addition, 99,999 ordinary shares were issued to certain management personnel on March 8, 2022 pursuant to the 2021 Plan.

As of December 31, 2021 and 2022, among all the share options granted to date, 2,483,808 and 4,776,906 share options contained both service conditions and performance conditions, respectively. All other share options granted contain only service conditions.

			Weighted‑
			Average	Weighted
		Weighted‑	Grant	Average
		Average	Date	Remaining	Aggregate
	Number of	Exercise	Fair	Contractual	Intrinsic
	Options	Price	Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Outstanding at December 31, 2019	866,028	0.65	3.67	7.27	6,328,171
Granted	6,313,373	2.00	7.01	—	—
Exercised	(3,694,934)	1.93	6.55	—	—
Forfeited	(190,000)	1.70	6.91	—	—
Outstanding at December 31, 2020	3,294,467	1.75	6.65	8.78	33,410,968
Granted	1,894,119	12.31	8.39	—	—
Exercised	(233,958)	0.99	5.13	—	—
Forfeited	(145,550)	3.02	7.71	—	—
Outstanding at December 31, 2021	4,809,078	5.91	7.38	8.68	2,619,574
Granted	2,640,598	3.28	2.13	—	—
Exercised	(197,975)	2.08	6.95	—	—
Forfeited	(964,789)	6.75	7.57	—	—
Outstanding at December 31, 2022	6,286,912	4.80	5.16	8.44	94,990
Vested and expected to vest at December 31, 2022	6,286,912	4.80	5.16	8.44	94,990
Exercisable at December 31, 2021	1,486,318	5.87	7.05	8.20	874,180
Exercisable at December 31, 2022	2,070,533	6.35	6.87	7.62	55,880

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The aggregate fair value of the equity awards vested during the years ended December 31, 2020, 2021, and 2022 was US$8,430,085, US$13,833,856 and US$11,929,903, respectively. As of December 31, 2022, the total unrecognized employee share-based compensation expense was US$23,635,444, all of which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost will be recognized over a weighted-average period of 2.20 years as of December 31, 2022.

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

The assumptions used to estimate the fair value of the share options granted were as follows:

	For the years ended
	December 31,
	2020	2021	2022
Risk‑free interest rate	0.68% - 0.83%	1.11% - 1.67%	1.92% - 4.25%
Dividend yield	0%	0%	0%
Expected volatility range	72.3% - 73.4%	73.1% - 75.5%	74.2% - 74.9%
Exercise multiple	2.2 - 2.8	2.2 - 2.8	2.2 - 2.8
Contractual life	10 years	10 years	10 years

Total share-based compensation expenses recognized for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Research and development expenses	6,472,083	13,582,746	7,227,298
Administrative expenses	3,657,458	5,096,912	3,292,984
Total share‑based compensation expenses	10,129,541	18,679,658	10,520,282

10. COLLABORATION ARRANGEMENTS

Guilin Sanjin Pharmaceutical Co., Ltd. License Agreement

In December 2018, the Group entered into (i) a collaboration agreement (the “Sanjin Greater China Agreement”) that covers Greater China with Guilin Sanjin Pharmaceutical Co., Ltd. (“Sanjin”) and certain of its subsidiaries (collectively, “Sanjin Parties”) and (ii) a collaboration agreement (the “Sanjin ROW Agreement,” together with the Sanjin Greater China Agreement, the “2018 Sanjin Agreements”) that covers the regions other than Greater China with Sanjin. Pursuant to the Sanjin Greater China Agreement, the Group licensed the Chinese intellectual property directly related to a monospecific antibody molecule that binds to the PD-L1 target (the “PD-L1 Project”), including patent rights, patent application rights and technologies based on the core sequence of the molecule, to Sanjin Parties. Sanjin Parties will own all the Chinese intellectual property developed in the exercise of Sanjin Parties’ rights under the agreement, including but not limited to improvements (including combination products), clinical trials, regulatory filings, and commercialization rights relating thereto. The Group also granted Sanjin Parties a royalty-free license to use our other existing intellectual property and improvements thereto which are related to the PD-L1 Project for the purposes of exploiting its rights and performing its obligations under the agreement. Sanjin Parties will enjoy all the economic benefits deriving from the PD-L1 Project in Greater China, including but not limited to patent transfer fee, licensing fee, sales revenue and sales commission, etc. Sanjin Parties will pay the Group (i) single-digit percentage of net sales of the products that use the licensed antibody after such products enter the market and (ii) a low to mid-low double-digit percentage of the profits resulting from any transfer of the license to any third parties depending on the timing of the transfer relative to the development stage of the product. The Group also received RMB10,000,000 (equivalent to approximately US$1,511,168) upfront fee upon the effectiveness of the agreement from Sanjin Parties, which was recognized as revenue in 2018. No revenue related to this agreement has been recognized in any of the years presented in the accompanying financial statements

Pursuant to the Sanjin ROW Agreement, the Group granted Sanjin a royalty-free license to use all intellectual property relating to (i) the collaboration under the agreement that the Group controlled before the Group entered into the agreement or acquired independently of the agreement and (ii) improvements thereto for the purposes of exploiting its rights and performing its obligations under the agreement. Any intellectual property generated independently by a party under the agreement will be solely owned by that party who generated such intellectual property, and any intellectual property generated from cooperation between the Group and Sanjin’s affiliates in connection with the collaboration will be jointly owned. The Group retain the ownership of patent rights of key intellectual property pertaining to PD-L1 outside of the Greater China. In addition, all the results obtained by Sanjin relating to the research and development of any new antibody developed under the agreement will be owned by Sanjin. The Group retain a majority of the economic benefits derived from the Sanjin ROW Agreement, including but not limited to any patent transfer fee, licensing fee and gains realized under such transfer. In case the Group intend to transfer to a third party our share of economic interests in any country outside of Greater China, the Group must notify Sanjin and Sanjin will receive a right of first refusal if it pays the Group a deposit equal to a low double-digit percentage of the consideration that the Group expect to receive from such third party. If Sanjin waives the right of first refusal, the Group can proceed with the transfer, provided that the final transaction price with the third party is not lower than the amount of the offering price that was included in the Group’s notice to Sanjin.

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

In the event that the failure of the development of the product candidate solely arises from the Group’s research and development basis specified under this agreement, Sanjin has the right to claim back all the payment made to the Group. The Group considers the possibility of occurrence of such event is remote.

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

No additional revenue was recognized for the year ended December 31, 2022.

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

ADCT Collaboration Agreement

Pursuant to the ADCT Collaboration Agreement, the Group agreed to generate masked antibodies with respect to up to two exclusive targets selected by ADC Therapeutics. Upon our delivery of certain initial results, ADC Therapeutics has the option to license the Group’s technology with respect to one or both targets as further detailed below. ADC Therapeutics has not yet exercised such options as of December 31, 2022.

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

For the year ended December 31, 2022, the Group did not recognize additional revenue associated with the agreements.

ADCT Material Transfer and Option Agreement

In August 2022, the Group entered into a material transfer and option agreement (the "ADCT Material Transfer and Option Agreement") with ADCT. Under the agreement, Adagene agreed to provide antibodies or antibody sequences to ADCT to conduct further development for a non-refundable fee of US$300,000. ADCT has an exclusive option to negotiate a separate license agreement with the Group, however, there is no requirement for either party to enter into such a license agreement.

For the year ended December 31, 2022, the Group recognized revenue of US$300,000, which was received in October 2022, upon delivery of the sequences.

Exelixis, Inc. Agreements

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

In April 2022, the Group entered in a letter agreement (the "Exelixis Letter Agreement") in reference to the Exelixis Agreement with Exelixis for expanded collaboration in SAFEbody discovery. Under the Exelixis Letter Agreement, the Group will generate additional masked antibodies against the target selected by Exelixis per the Exelixis Agreement. Exelixis agreed to pay the Group an additional upfront non-refundable fee of US$1,100,000.

The Group determined that generating masked antibodies with its SAFEbody technology is reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under the Exelixis Agreement, the delivery of data packages for each target, along with the Adagene License used to develop the related compounds, represents one performance obligation, as they are not distinct from each other. Transaction price is allocated to each one of the two performance obligations using the relative standalone selling price method. The Group records revenue at a point in time, when the data packages for each target were delivered to Exelixis. Considering that the development, regulatory and sales-based milestone payments and the royalties are constrained, the transaction price shall initially only include upfront payment and the milestone payments that are considered probable. Subsequently, once the uncertainty associated with the milestone payments is resolved, the milestone payments shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. The sales-based royalty and sales-based milestones promised in exchange for the Adagene License granted are recognized when (or as) the later of (1) the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based royalty or sales-based milestones being allocated has been satisfied (or partially satisfied).

For the year ended December 31, 2021, the Group received US$11,000,000 upfront payment and recorded accounts receivable of US$3,000,000 milestone payment, which corresponds to the successful nomination of lead SAFEbody candidates for the initial target under the Exelixis Agreement. The milestone payment was subsequently received in January 2022. For the year ended December 31, 2021, US$8,500,000 was recognized as revenue upon delivery of data packages for the initial target and achievement of the milestone event.

For the year ended December 31, 2022, the Group received US$1,100,000 upfront payment under the Exelixis Letter Agreement. No additional revenue was recognized as relevant performance obligation has yet to be fully satisfied under either the Exelixis Agreement or the Exelixis Letter Agreement.

Sanofi Agreement

In March 2022, the Group entered into a collaboration and license agreement (the “Sanofi Agreement”) with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”), pursuant to which the Group agreed to perform early-stage research activities to develop masked versions of Sanofi candidate antibodies (each a “Target”, and together, “Targets”), using Adagene’s SAFEbody technology for development and commercialization by Sanofi. Sanofi has the ability to advance two initial Targets in the collaboration, followed by an option for two additional Targets. The Group will generate masked antibodies in the form of customized compounds and complete the compound research activities in accordance with the program plan for each Target at its own cost and deliver the compounds and related data packages to Sanofi. Sanofi is solely responsible for later stage research and all clinical, product development and commercialization activities. Under the Sanofi Agreement, the Group granted Sanofi an exclusive, worldwide, sublicensable license to research, develop, use, make, have made, sell, offer for sale, import and commercialize products containing the masked antibodies to be generated by the Group.

The Sanofi Agreement will remain effective until the expiration of the defined royalty on a product-by-product and country-by-country basis, unless terminated earlier with cause or by mutual agreements of both parties. Sanofi may terminate the Sanofi Agreement without cause, in its entirety, or on a Target-by-Target or country-by-country basis.

Under the Sanofi Agreement, Sanofi agreed to pay the Group an upfront non-refundable fee of US$17,500,000 in consideration of the license granted and the early-stage research activities to generate the compounds. Sanofi is obligated to pay an additional fee if Sanofi exercises the option for additional Targets. For each Target, the Group will be eligible to receive up to US$173,500,000 of milestone payments conditioned upon achieving certain development and regulatory approval milestones, and up to $450,000,000 of sales-based milestone payments. In addition, the Group is also entitled to royalties of mid-single-digit percentage in respect of the aggregate annual net sales of the products developed under the Sanofi Agreement worldwide, subject to certain reductions.

The Group then determined that this collaboration is more reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under the Sanofi Agreement, the performance of early-stage research activities to develop compounds for each Target, along with the grant of the license, represents one performance obligation, as they are not distinct from each other. Transaction price is allocated to each one of the two performance obligations based on the relative standalone selling price. Since the early-stage research activities does not generate an asset for alternative use and the Group has an enforceable right to the upfront payment, the Group records revenue over time using labor hour as the input to assess the satisfaction of the performance obligations. Considering that the development, regulatory and sales-based milestone payments and the royalties are constrained, the transaction price shall initially only include upfront payment and the milestone payments that are considered probable. Subsequently, once the uncertainty associated with the milestone payments is resolved, the milestone payments shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. The sales-based royalty and sales-based milestones promised in exchange for the license granted are recognized when (or as) the later of (1) the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based royalty or sales-based milestones being allocated has been satisfied (or partially satisfied).

For the year ended December 31, 2022, the Group received US$17,500,000 upfront payment under the Sanofi Agreement. For the year ended December 31, 2022, US$8,992,724 was recognized as revenue over time using the input method.

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

Hong Kong

Adagene (Hong Kong) Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the years ended December 31, 2020, 2021 and 2022, Adagene (Hong Kong) Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Adagene (Hong Kong) Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Income tax expense (benefit) of the Group for the years ended December 31, 2020, 2021 and 2022 were composed of the following current and deferred amounts:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Current:
U.S.
Federal	—	1,290,009	672,064
State and local	—	367,441	(168,846)
Total current	—	1,657,450	503,218
Deferred:
U.S.
Federal	—	96,804	(96,804)
State and local	—	(52,641)	52,641
Total deferred	—	44,163	(44,163)
Income tax expense	—	1,701,613	459,055

Reconciliation between the income tax expense computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax was as follows:

	For the years ended December 31,
	2020	2021	2022
	US$	US$	US$
Loss before income tax	(42,397,279)	(71,476,322)	(79,512,792)
PRC statutory income tax rate	25%	25%	25%
Income tax credit computed at PRC statutory income tax rate	(10,599,320)	(17,869,081)	(19,878,198)
Impact of PRC preferential income tax rate as qualified TASE	4,239,728	7,147,633	7,951,279
Difference in income tax rates of overseas entities	5,286,487	10,549,985	10,560,029
Research and development super-deduction(a)	(718,979)	(569,016)	(1,724,740)
Research and development tax credits	—	—	(569,575)
Non-deductible expenses	1,238	1,054	3,695
Foreign derived intangible income deduction	—	—	(487,183)
Changes in valuation allowance	1,790,846	2,277,418	4,517,358
State tax	—	291,500	76,127
Others	—	(127,880)	10,263
Income tax expense	—	1,701,613	459,055

Note (a): Due to the impacts of research and development super-deduction, the Group’s subsidiary, Adagene (Suzhou) Limited, did not have any income taxes for the years ended December 31, 2020, 2021, and 2022.

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	US$	US$
Deferred tax assets:
Net operating loss carry forward	4,949,000	8,217,976
Tax credit carry forward	—	391,843
Capitalized research and development expenses	—	756,197
Capitalized inventory	95,589	94,954
Unrealized foreign exchange gain/losses	39,166	116,238
Accrued expenses	—	29,702
Amortization of right-of-use assets and interest of lease liabilities	—	546
Depreciation and amortization of property, equipment and software	79	—
Gross deferred tax assets	5,083,834	9,607,456
Less: valuation allowance	(5,007,139)	(9,524,497)
Deferred tax assets	76,695	82,959

Deferred tax liabilities:
Depreciation and amortization of property, equipment and software	(120,858)	(82,959)
Deferred tax liabilities	(120,858)	(82,959)
Total deferred tax liabilities, net	(44,163)	—

Movement of the valuation allowance was as follows:

	2021	2022
	US$	US$
Balance as of January 1	2,729,721	5,007,139
Addition	2,277,418	4,517,358
Balance as of December 31	5,007,139	9,524,497

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

The Group has incurred net accumulated operating losses for income tax purposes since its inception. As of December 31, 2022, the Group had net operating losses for income tax purpose of approximately US$50,742,841. The net operating losses were primarily comprised of: US$17,886,069 from an entity in PRC which expires in years 2028 through 2032; US$8,272,007 derived from an entity Switzerland which expires in years 2027 through 2029; US$5,445,071 derived from an entity in Hong Kong that have an indefinite carryforward; US$7,511,343 derived from an entity in Australia that have an indefinite carryforward subject to meeting certain criteria; US$10,807,828 derived from an entity in the United States which expires beginning year 2038; and, US$820,523 derived from entities in Singapore. The Group believes that it is more likely than not that these net accumulated operating losses will not be utilized in the near future. Therefore, the Group has provided full valuation allowances for the deferred tax assets for all subsidiaries as of December 31, 2022.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate that the amount of unrecognized tax benefits will significantly change within the next 12 months.

The Group conducts business in a number of tax jurisdictions and, as such, is required to file income tax returns in multiple jurisdictions globally. As of December 31, 2022, PRC tax matters are open to examination for the years 2020 through 2022, U.S. federal and state tax matters are open to examination for the years 2019 through 2022, and Australia tax matters are open to examination for the years 2019 through 2022.

12. NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2020, 2021 and 2022 were calculated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
Numerator:
Net loss attributable to Adagene Inc.’s shareholders	(42,397,279)	(73,177,935)	(79,971,847)
Accretion of convertible redeemable preferred shares to redemption value	(248,113)	(28,553)	—
Net loss attributable to ordinary shareholders	(42,645,392)	(73,206,488)	(79,971,847)
Denominator:
Weighted‑average number of ordinary shares outstanding—basic and diluted	15,950,698	50,032,009	54,135,084
Net Loss per share—basic and diluted	(2.67)	(1.46)	(1.48)

The effects of all outstanding convertible redeemable preferred shares and share options have been excluded from the computation of diluted loss per share for the years ended December 31, 2020, 2021 and 2022 as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended December 31,
	2020	2021	2022
Convertible redeemable preferred shares	27,249,824	—	—
Share options and share grant	1,795,932	1,739,882	530,298

13. RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship
Peter Luo	Chairman, Chief Executive Officer and a principal shareholder of the Company
Four senior management personnel	Management and ordinary shareholders of the Company
WuXi AppTec Co., Ltd. (“WuXi AppTec Group”)	A principal shareholder of the Company
WuXi Biologics (Cayman) Inc.	Controlled by the ultimate controlling party of a principal shareholder of the Company

b)	The Group had the following related party balances as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	US$	US$
WuXi AppTec Group	3,080,116	503,941
WuXi Biologics (Cayman) Inc.	1,426,554	115,491
Total amounts due from related parties	4,506,670	619,432

As of December 31, 2021 and 2022, the amounts due from related parties represented prepayments made for the CRO and CMO services.

	As of December 31,
	2021	2022
	US$	US$
WuXi Biologics (Cayman) Inc.	10,292,268	17,840,876
WuXi AppTec Group	173,793	1,482,461
Total amounts due to related parties	10,466,061	19,323,337

As of December 31, 2021 and 2022, the amounts due to related parties represented payables for the CRO and CMO services.

c)	The Group had the following related party transactions during the years ended December 31, 2020, 2021 and 2022:

	For the years ended
	December 31,
	2020	2021	2022
	US$	US$	US$
Receipt of CRO and CMO services:
WuXi Biologics (Cayman) Inc.	7,217,709	12,561,276	27,764,750
WuXi AppTec Group	2,674,586	517,742	7,362,713
	9,892,295	13,079,018	35,127,463

14. LEASES

As of December 31, 2022, the Group has operating leases recorded on its consolidated balance sheet for certain office spaces that expire on various dates through 2024. The Group does not plan to cancel the existing lease agreements for its existing office spaces prior to their respective expiration dates. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. All of the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2022 is as follows:

As of December 31,
2022
US$
Assets
Operating lease right-of-use assets	191,877
Liabilities
Current portion of operating lease liabilities	151,983
Operating lease liabilities	53,834
Weighted average remaining lease term (years)	1.3
Weighted average discount rate	4.6%

Information related to operating lease activity during the year ended December 31, 2022 is as follows:

For the Year Ended
December 31, 2022
US$
Operating lease rental expense
Amortization of right-of-use assets	283,276
Expense for short-term leases within 12 months	34,729
Interest of lease liabilities	20,259
338,264

Future annual minimum lease under non-cancelable operating leases with initial terms in excess of one year as of December 31, 2021 under ASC 840, Leases, were as follows:

As of December 31,
2021
US$
For the years ending:
2022	412,754
2023	255,309
2024	70,367
Total	738,430

Maturities of lease liabilities were as follows:

As of December 31,
2022
US$
2023	157,603
2024	54,823
Total undiscounted lease payments	212,426
Less: imputed interest	(6,609)
Total lease liabilities	205,817

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

16. RESTRICTED NET ASSETS

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

As of December 31, 2021 and 2022, the total restricted net assets of the Company’s subsidiary incorporated in PRC and subjected to restriction amounted to approximately US$1,860,667 for both years. Other subsidiaries are not subjected to such restriction.

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

As of December 31, 2022, the net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries was US$1,860,667 from the PRC subsidiary, and the Group had a consolidated shareholders’ equity. As the restricted net assets of consolidated subsidiaries do not exceed 25% of consolidated net assets as of the most recent fiscal year end, the Group is not required to provide parent company financial information.

17. Treasury Shares

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

On July 7, 2021, the Board of Directors approved a share repurchase program to repurchase up to US$20 million of outstanding ADSs of the Company, from time to time over a 12-month period from the date on which a formal stock repurchase plan engagement agreement was signed with a qualified broker-dealer (the “2021 Share Repurchase Program”). The 2021 Share Repurchase Program commenced on July 20, 2021. During the year ended December 31, 2021 and 2022, 236,139 and 1,170,446 outstanding ADSs (295,174 and 1,463,057 ordinary shares) were repurchased with a total consideration of US$2,361,576 and US$3,904,399 respectively, under the 2021 Share Repurchase Program.

On June 29, 2022, the Board of Directors authorized a share repurchase program to repurchase up to US$10 million of outstanding ADSs of the Company during a period of up to 12 months commencing on July 20, 2022 (the “2022 Share Repurchase Program”). The 2022 Share Repurchase Program was subsequently terminated in July 2022. During the year ended December 31, 2022, 39,900 outstanding ADSs (49,875 ordinary shares) was repurchased with a total consideration of US$72,282 under the 2022 Share Repurchase Program.

During the year ended December 31, 2021 and 2022, 160,880 and 1,285,604 ADSs (201,100 and 1,607,005 ordinary shares) repurchased have been retired , respectively. As of December 31, 2021 and 2022, there were 75,259 and 1 ADSs (94,074 and 1 ordinary shares) held as treasury shares, respectively.

18. SUBSEQUENT EVENTS

From January to April, 2023, a total of 582,630 ordinary shares were issued to certain management personnel pursuant to the 2021 Plan.