Form 20-F
period 2023-12-31
Adagene Inc.
filed 2024-03-29
CIK 1818838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

55,145,839 ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

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

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“Adagene Suzhou” refers to Adagene (Suzhou) Limited, our subsidiary in the PRC;
●	“Adagene Incorporated” reference to Adagene Incorporated, our subsidiary in the U.S.;
●	“ADSs” refers to the American depositary shares, each representing one and one quarter (1.25) of our ordinary shares;
●	“Antibody binding interface” or “antibody binding sites” refers to the antibody binding surface spots in contact with its recognition antigen;
●	“China” or “PRC” refers to the People’s Republic of China; and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“conformational diversity” or “dynamic diversity” refers to the existence of more than one conformation or structure due to dynamic fluctuation of the structures for a given protein sequence, independent of any conformational changes caused by external binding;
●	“epitopes” or “epitope of an antigen” refers to the specific binding spots of an antigen in contact with its antibody binding surface;
●	“Greater China,” for the purpose of this annual report, refers to the People’s Republic of China, Hong Kong, Macau and Taiwan;
●	“multi-specificity” refers to a protein exerting a similar function (such as binding) on distinctly different ligands, perhaps while using different active site residues;
●	“NEObody” refers to antibody designed with dynamic binding sites that adapt kinetically to unique epitopes through novel MOA, using our NEObody technology;
●	“POWERbody” refers to antibody that utilizes our SAFEbody technology to create new bispecific T-cell engagers, antibody-drug conjugates, or antibodies, which are designed to reach beyond the therapeutic potency of traditional monospecific antibodies;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“SAFEbody” refers to antibody engineered with its binding sites masked, which are designed to be selectively activated in the tumor microenvionment (TME), potentially limiting on-target off-tumor toxicity in normal tissues; SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union;

●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“species cross-reactivity” refers to reactivity of the same protein that recognizes and binds to similar epitopes of a given class of targets in different species;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company,” and “our,” refer to Adagene Inc., a Cayman Islands exempted company and its subsidiaries.
●	“NEObodies” refer to antibodies designed with dynamic binding sites that adapt kinetically to unique epitopes through novel MOAs, using our NEObody technology;
●	“ordinary shares” or “shares” refers to our ordinary shares of par value US$0.0001 per share;
●	“POWERbodies” refer to antibodies that utilize our SAFEbody technology to create new bispecific T-cell engagers, antibody-drug conjugates, or antibodies, which are designed to reach beyond the therapeutic potency of traditional monospecific antibodies; and
●	“SAFEbodies” refer to antibodies engineered with their binding sites masked, which are designed to be selectively activated in the tumor microenvironment (“TME”), potentially limiting on-target off-tumor toxicity in normal tissues.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the outbreak of a widespread health epidemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the SEC. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, you can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and growth strategies;
●	our future business development, results of operations and financial condition;
●	the timing of the initiation, progress and potential results of our preclinical studies, clinical trials and our discovery programs;
●	our ability to utilize our proprietary Dynamic Precision Library platform, or DPL, to design, construct and develop next-generation antibodies;
●	our ability to advance product candidates into, and successfully complete, clinical trials;
●	the timing or likelihood of regulatory filings and approvals;
●	our estimates of the number of patients who suffer from the diseases we are targeting and the number of patients that may enroll in our clinical trials;
●	the commercializing of our product candidates, if approved;
●	our ability and the potential to successfully manufacture and supply our product candidates for clinical trials and for commercial use, if approved;
●	future strategic arrangements and/or collaborations and the potential benefits of such arrangements;
●	our anticipated use of our existing resources and the proceeds from our initial public offering;
●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing and our ability to obtain additional capital;
●	the sufficiency of our existing cash and cash equivalents to fund our future operating expenses and capital expenditure requirements;

●	our ability to retain the continued service of our key personnel and to identify, hire and retain additional qualified professionals;
●	the implementation of our business model, strategic plans for our business and product candidates;
●	the scope of protection we are able to establish and maintain for intellectual property rights, such as our proprietary DPL, which fuels our NEObody, SAFEbody and POWERbody platform technologies, product candidates and discovery programs;
●	our potential to enter into new collaborations;
●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
●	the pricing, coverage and reimbursement of our product candidates, if approved;
●	developments relating to our competitors and our industry, including competing product candidates and therapies;
●	the direct and indirect impact of the outbreak of a widespread health epidemic on our business and operations and on development of our clinical and preclinical programs, and the duration and impact of such widespread health epidemic or any of its variants that may affect, precipitate or exacerbate one or more of any of the risks and uncertainties mentioned in this annual report;
●	relevant government policies and regulations relating to our business and industry;
●	general economic and business condition in the markets we have businesses; and
●	assumptions underlying or related to any of the foregoing.

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

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Summary of Risk Factors

Investors in Adagene Inc.’s equity securities are investing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in China or in the United States. Adagene Inc. is a Cayman Islands holding company that conducts a substantial portion of its operations in China through its PRC subsidiary, Adagene (Suzhou) Limited. In addition, Adagene Inc. conducts a substantial portion of its operations in the U.S. through its U.S. subsidiary, Adagene Incorporated. Our corporate group does not include any variable interest entities. Such structure involves unique risks to investors in the ADSs and ordinary shares. You should carefully consider all of the information in this annual report before making an investment in our ADSs. In particular, as we are a holding company with substantial business operations in China, you should pay special attention to subsections headed “Item 4.A.–– 4.A. History and Development of the Company Recent––Regulatory Developments,” “Item 3.D. Risk Factors––Risks Related to Doing Business in the PRC,” including but not limited to risk factor such as “uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us.” The PRC government has significant authority to exert influence on the ability of a company with substantive operations in China, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditor. Such risks could result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant oversight and discretion over the conduct of our business and as such may influence our operations at any time, which could result in a material adverse effect on our operations. The PRC government has recently published new policies and made statements, such as those related to regulatory approvals of offshore offerings and data security or anti-monopoly concerns, that although did not target on our company specifically, nevertheless have significantly affected certain industries and other PRC-based issuers as a whole, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. These risks could result in a material change in our operations and the value of our ordinary shares or the ADSs, or could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or maintain listing on Nasdaq or listing on other foreign exchange, and offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless.

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in the PRC

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us. For details, see page 9 of this annual report;
●	PRC government has significant oversight over the conduct of our business and as such may influence our operations at any time, which may potentially result in a material adverse effect on our operations. For details, see page 9 of this annual report;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, see page 10 of this annual report.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see page 10 of this annual report;
●	The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted. For details, see page 11 of this annual report;
●	Your investments in our ADSs and/or ordinary shares are investments in equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in China for instance. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws. For details, see page 14 of this annual report;
●	We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure. For details, see page 16 of this annual report; and
●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. For details, see page 19 of this annual report.

Risks Related to Our Financial Prospects and Need for Additional Capital

Risks and uncertainties related to our financial prospectus and need for additional capital include, but are not limited to, the following:

●	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance. For details, see page 26 of this annual report;

●	We have incurred net losses historically and we may continue to incur net losses in the near future. For details, see page 27 of this annual report;
●	We may need to obtain substantial additional financing to fund our growth and operations, which may not be available on acceptable terms, if at all. For details, see page 28 of this annual report;
●	Raising additional capital may lead to dilution of shareholdings by our existing shareholders and restrict our operations or require us to relinquish rights to our technologies or product candidates. For details, see page 29 of this annual report; and
●	We have certain shareholders who have board representation rights and their individual interests may differ from yours. For details, see page 29 of this annual report.

Risks Related to Clinical Development of Our Product Candidates

Risks and uncertainties related to clinical development of our product candidates include, but are not limited to, the following:

●	We may not be able to identify or discover new product candidates, and may allocate our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may later prove to be more profitable, or for which there is a greater likelihood of success. For details, see page 30 of this annual report;
●	We may not be successful in our efforts to use and expand our proprietary platforms to build a pipeline of product candidates. For details, see page 30 of this annual report;
●	Any failures or setbacks in our platforms or our other proprietary technologies could negatively affect our business and financial condition. For details, see page 30 of this annual report;
●	Our product candidates, for which we intend to seek approval as biologic products, may face competition sooner than anticipated. For details, see page 31 of this annual report; and
●	We depend substantially on the success of our product candidates, particularly our lead product candidate, ADG126, which is in phase 1b/2 clinical development, and our ability to advance and identify additional product candidates. Clinical trials of our product candidates may not be successful. If we are unable to successfully identify new product candidates, complete clinical development, obtain regulatory approval and commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed. For details, see page 31 of this annual report.

Risks Related to Obtaining Regulatory Approval of Our Drug Candidates

Risks and uncertainties related to obtaining regulatory approval of our drug candidates include, but are not limited to, the following:

●	The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approvals for our product candidates, our business will be substantially harmed. For details, see page 36 of this annual report.
●	Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business. For details, see page 38 of this annual report.
●	Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential. For details, see page 38 of this annual report.

●	We are conducting clinical trials and may in the future conduct additional clinical trials for our product candidates outside the United States and/or China, and FDA, NMPA and similar foreign regulatory authorities may not accept data from such trials. For details, see page 39 of this annual report; and
●	Our product candidates may cause undesirable adverse events, side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval. For details, see page 39 of this annual report.

Risks Related to Our Intellectual Property

Risks and uncertainties related to our intellectual property include, but are not limited to, the following:

●	It is difficult and costly to protect our proprietary rights and technology, and we may not be able to protect our intellectual property rights throughout the world. For details, see page 63 of this annual report;
●	Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates. For details, see page 66 of this annual report;
●	We may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and licensing deals. For details, see page 67 of this annual report;
●	We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful, and any unfavorable outcome from such litigation could limit our research and development activities and/or our ability to commercialize our product candidates. For details, see page 68 of this annual report; and
●	Our commercial success depends significantly on our ability to operate without infringing upon, misappropriating or otherwise violating the intellectual property rights of third parties. For details, see page 68 of this annual report.

Risks Related to the ADSs

Risks and uncertainties related to the ADSs include, but are not limited to, the following:

●	Our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with Russia’s invasion of Ukraine, including particularly how countries like the United States and China choose to respond to this war. As a result, the value of our ADSs may significantly decline. For details, see page 73 of this annual report.
●	You may be subject to limitations on transfer of your ADSs. For details, see page 73 of this annual report;
●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see page 73 of this annual report;
●	we are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. For details, see page 74 of this annual report;
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see page 74 of this annual report;
●	The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of the ADSs could adversely affect their market price. For details, see page 74 of this annual report;

●	We were likely a passive foreign investment company, or PFIC, for 2023, and there is a significant risk that we will be a PFIC for 2024 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences. For details, see page 80 of this annual report; and
●	If a U.S. person is treated as owning 10% or more of our stock by vote or value, such person may be subject to adverse U.S. federal income tax consequences. For details, see page 80 of this annual report.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in practice. These uncertainties may impede our ability to enforce contracts in China and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business, and impede our ability to continue our operations and proceed with our future business plans.

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

Pursuant to the HFCAA and the Consoldiated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Accordingly, until such time as the PCAOB issues any new determination, we are not at risk of having our securities subject to a trading prohibition under the HFCAA.

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

On June 22, 2021, the U.S. Senate passed a bill, also known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as initially required under the HFCAA, after the law becomes effective. On February 4, 2022, the U.S. House of Representatives passed the America COMPETES Act of 2022, which includes the exact same amendments as the bill passed by the Senate. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the recently passed fiscal year 2023 omnibus spending legislation, which requires the SEC to prohibit an issuer’s securities from trading on U.S. markets if the SEC identifies such issuer to be a Commission-Identified Issuer for two consecutive years.

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

Moreover, the Cyberspace Administration of China, or the CAC, issued the Measures on Security Assessment of the Cross-border Transfer of Personal Information (Draft for Comment) in June 2019, pursuant to which, any cross-border transfer of information that may endanger national security, damage public interest, or fail to offer effective protection of personal information security, as assessed by relevant regulatory bodies, will be prohibited. In July 2022, CAC issued the Measures on Security Assessment of the Cross-border Data Transfer, regulating the thresholds for triggering mandatory security assessments not only in the cross-border transfers of personal information, but also in the cross-border transfers of “important data” collected and generated in China under certain circumstance, which were later amended in the Provisions on Promoting and Regulating Cross-border Flow of Data effective in March 2024. The term “important data” means any data, the tampering, damage, leakage, or illegal acquisition or use of which, if it happens, may endanger national security, the operation of the economy, social stability, public health and security, etc. Given that the government body will have full discretion in the assessment, it is unclear if and the extent to which our clinical data will be considered as an endangerment to national or personal information security. In March 2024, CAC issued the Provisions on Promoting and Regulating Cross-border Flow of Data, which mandates that if the company has not received notification from the relevant industrial or regional authorities that it processes important data, or certain types of data have not been publicly declared as important data, the company will be exempted from the obligation to submit a security assessment declaration solely on the factor of important data. As the regulation is relatively new, there is still some uncertainty about its practical application.

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

In March 2024, CAC issued the Provisions on Promoting and Regulating Cross-border Flow of Data, which provide that unless otherwise stipulated, data processors shall apply for security assessment for cross-border data transfer in any of the following circumstances: (i) outbound transfer of personal information or important data by CIIO Operators; or (ii) outbound transfer of important data by a data processor other than CIIO Operators, or outbound transfer of personal information (other than sensitive personal information) of more than 1million people or sensitive personal information of more than 10,000 people by a data processor other than CIIO Operators since January 1 of the same year.

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

Furthermore, certain PRC regulatory authorities issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in 2021. These opinions call for strengthened regulation over illegal securities activities and supervision of overseas listings by China-based companies and propose to take effective measures. As of the date of this annual report, no official guidance or related implementation rules have been issued and taken into effect in relation to such opinions and as a result, the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the pre-approval of the CSRC and potentially other regulatory authorities to pursue an offering of securities overseas or to maintain the listing status of our ADSs on the Nasdaq. See also “––We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure.”

In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in July 2019), which require approval from or filings with the Science and Technology Administration Department of the State Council where human genetic resources, or HGR, are involved in any international collaborative project and additional approval for any export or cross-border transfer of the HGR samples or human genetic resource information. In addition, the Ministry of Science and Technology of the PRC published the Implementing Rules of the Administrative Regulations on Human Genetic Resources in July 2023, which refined the requirements related to the ethical review required in the collection, conservation, utilization, and external provision of HGR.

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

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. The situation is further complicated by the political tensions between the United States and China that escalated during the outbreak of COVID-19 and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

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

As advised by our PRC legal counsel, Jingtian & Gongcheng, in the event that the issuer does not meet either Condition I or Condition II, the filing requirements under the Trial Measures will not apply. If our relevant indicators meet both Condition I and Condition II, we need to file at the CSRC according to the requirements under the Trial Measures. However, as the Trial Measures are relatively new, there is some uncertainty about the time required for the filing process. As a result, we cannot guarantee whether the filing process will affect our future financing activities. To the extent we are deemed as a PRC domestic company that is subject to the CSRC filing, we may be further deemed as an Existing Listed Enterprise as defined under the CSRC Filing Notice, and that future offerings of listed securities or listings outside China by us or voluntary delisting may be subject to CSRC filing requirements in accordance with the Trial Measures. Given that the Trial Measures and Listing Guidelines have been introduced recently, and that there remain substantial uncertainties surrounding the enforcement thereof, we cannot assure you that, if required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, the Measures for Cybersecurity Review, which took effect on February 15, 2022, requires, among others, prior cybersecurity review for online platform operators holding over one million users’ personal information before any public listing in a foreign country. The Provisions on Promoting and Regulating Cross-border Flow of Data, effective on March 22, 2024, specify that data controllers and/or critical information infrastructure operators will be subject to security assessment. There remain uncertainties as to whether such measures are applicable to our business. See also “——Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs of our products and services, limit their use or adoption, and otherwise negatively affect our operating results and business.”

On February 24, 2023, the CSRC and other PRC governmental authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality Provisions”), which came into effect on March 31, 2023. According to the Confidentiality Provisions, PRC domestic companies that directly or indirectly conduct overseas offerings and listings shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, whether directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, PRC domestic companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, PRC domestic companies shall comply with procedures stipulated by national regulations. PRC domestic companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection. As the Confidentiality Provisions were recently promulgated and are yet to take effect, their interpretation and implementation remain substantially uncertain.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We did not receive any of our revenues in Renminbi in cash in the years ended Decemebr 31, 2021, 2022 and 2023. Under our current corporate structure, our Cayman Islands holding company primarily relies on proceeds from previous equity financing activities to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with applicable laws and regulations, as well as certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use the cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

Since our inception in 2011, we have devoted our resources to the development of innovative antibodies in the therapeutic area. While we have generated revenues from licensing and collaboration deals, we have not generated any revenue from commercial product sales to date, and we have had significant operating losses since our inception. For the years ended December 31, 2021, 2022 and 2023, we incurred net losses of US$73.2 million, US$80.0 million and US$18.9 million, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs. To date, we have financed our operations principally through proceeds from our prior equity financing activities. Our product candidates and programs are in preclinical development or early stage clinical development, and we have not received marketing approval for any of our product candidates. Our product candidates will require substantial investments and significant marketing efforts before we generate any revenues from product sales, if ever. We expect we will continue to incur net losses in the foreseeable future before our product candidates are approved for commercialization. Our ability to generate product revenue and achieve profitability depends on, among other things:

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

●	To date, we have funded our operations primarily through capital contributions from our shareholders via private placements and proceeds from our initial public offering. Our operations have consumed substantial amounts of cash since inception. As of December 31, 2023, we had US$109.9 million in cash and cash equivalents. The net cash used in our operating activities was US$43.4 million, US$48.6 million and US$28.5 million for the years ended December 31, 2021, 2022 and 2023, respectively. Our future funding requirements and the period for which we expect increasing capital need may be different from what we plan. Our monthly spending levels vary based on new and ongoing research and development activities. Because of the numerous risks and uncertainties associated with our product development, we are unable to accurately predict the timing and amount of our operating expenditures, which will depend largely on:
●	the scope, timing, progress, costs and results of discovery, preclinical development, laboratory testing and clinical development activities of our current product candidates;
●	the number, scope, progress and results of preclinical and clinical programs we decide to pursue;
●	the progress of the development efforts of parties with whom we have entered or may in the future enter into collaborations and research and development agreements;
●	our ability to maintain our current licenses, research and development programs, and to establish new collaboration arrangements;
●	our ability to maintain competitive advantage over other AI-powered technology platforms at generating highly differentiated product candidates.
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
●	the cost, timing and outcome of regulatory review of any of our product candidates;
●	the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;
●	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval; and
●	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of our product candidates and satisfy our obligations as a public company.

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

Our product candidates are created with, and dependent upon, our proprietary antibody discovery platforms, such as our proprietary DPL, which includes our NEObody platform, SAFEbody platform and POWERbody platform. These proprietary technology platforms are also the basis of our collaborations with certain other partners. To date, no products based on any of these technologies have been approved for commercial sale in any jurisdiction. Any failures or setbacks with respect to our proprietary technologies, including adverse effects resulting from the use of product candidates derived from these technologies in human clinical trials and/or the imposition of clinical holds on trials of any product candidates using our proprietary technologies, could have a detrimental impact on our clinical pipeline, as well as our ability to maintain and enter into new corporate collaborations regarding our technologies or otherwise, which would negatively affect our business and financial conditions.

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

We depend substantially on the success of our product candidates, particularly our lead product candidate, ADG126, which is in phase 1b/2 clinical development, and our ability to advance and identify additional product candidates. Clinical trials of our product candidates may not be successful. If we are unable to successfully identify new product candidates, complete clinical development, obtain regulatory approval and commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business and the ability to generate revenue related to product sales, if ever, will depend on the successful development, regulatory approval and commercialization of our antibody product candidates for the treatment of patients with cancer, particularly ADG126, ADG116, ADG206 and ADG106, which are still in clinical stage. Other than our wholly-owned product candidates (ADG126, ADG116, ADG206 and ADG106) and our outlicensed product candidates, ADG104 and ADG125, our current product candidates are in relatively early stages of development. We have invested a significant portion of our efforts and financial resources in the development of our existing product candidates and all of our product candidates will require significant further development and financial resources. The success of our product candidates, including ADG126, ADG116, ADG206 and ADG106, will depend on several factors, including:

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

We may experience delays in our ongoing clinical trials, and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time, or be completed on schedule, if at all. Clinical trials can be delayed, suspended, or terminated for a variety of reasons, including the following:

●	delays in or failure to obtain regulatory authorization to commence a trial;
●	delays in or failure to obtain institutional review board, or IRB, approval at each site;
●	delays in or failure to reach agreement on acceptable terms with prospective contract research organizations (CROs), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	difficulty in recruiting clinical trial investigators of appropriate competencies and experience;
●	delays in establishing the appropriate dosage levels in clinical trials;
●	delays in or failure to recruit and enroll suitable patients to participate in a trial, particularly considering study inclusion and exclusion criteria and patients’ prior lines of therapy and treatment;
●	the difficulty in certain countries in identifying the sub-populations that we are trying to treat in a particular trial, which may delay enrollment and reduce the power of a clinical trial to detect statistically significant results;
●	lower than anticipated retention rates of patients in clinical trials;
●	failure to have patients complete a trial or return for post-treatment follow-up;
●	clinical sites deviating from trial protocol or dropping out of a trial;
●	delays adding new investigators or clinical trial sites;
●	safety or tolerability concerns could cause us or our collaborators or governmental authorities, as applicable, to suspend or terminate a trial if it is found that the participants are being exposed to unacceptable health risks, undesirable side effects or other unfavorable characteristics of the product candidate, or if such undesirable effects or risks are found to be caused by a chemically or mechanistically similar therapeutic or therapeutic candidate;
●	our third-party research contractors failing to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
●	changes in regulatory requirements, policies and guidelines;
●	failure to comply with the applicable regulatory requirements through the clinical process;

●	manufacturing sufficient quantities of a product candidate for use in clinical trials;
●	the quality or stability of a product candidate falling below acceptable standards;
●	changes in the treatment landscape for our target indications that may make our product candidates no longer relevant; and
●	third-party actions claiming infringement by our product candidates in clinical trials outside the United States and obtaining injunctions interfering with our progress.

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

Further, clinical trials must be conducted with supplies of our product candidates produced under current good manufacturing practices, or cGMP, requirements and other regulations. Furthermore, we rely on contract research organizations, or CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study in accordance with GCP or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both, which may harm our business. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

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

Our product candidates could fail to receive regulatory approval from the FDA, NMPA or a comparable regulatory authority for many reasons, including:

●	disagreement with the design or implementation of our clinical trials;
●	failure to demonstrate that a product candidate is safe and effective or safe, pure, and potent for its proposed indication;
●	failure of clinical trial results to meet the level of statistical significance required for approval;
●	failure to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;
●	disagreement with our interpretation of data from preclinical trials or clinical trials;
●	the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a BLA or other submission or to obtain regulatory approval;
●	the FDA, NMPA or comparable regulatory authority’s finding of deficiencies related to the manufacturing processes;
●	failure of our product candidates to ensure compliance with current Good Manufacturing Practice, or cGMP, following inspections during the regulatory review process or across the production cycle of our product; and
●	changes in approval policies, guidances or regulations that render our preclinical and clinical data insufficient for approval.

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

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics or modifications to licensed biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In the past several years, including 2024, the federal government has faced the potential of government shutdowns several times. In addition, if other global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

We are conducting clinical trials and may in the future conduct additional clinical trials for our product candidates outside the United States, including in Australia, Europe or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA will likely be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Otherwise, for studies that are conducted at sites outside of the United States and not subject to an IND and which are intended to support a marketing application (but which are not intended to serve as the sole basis for marketing approval), the FDA requires the clinical trial to have been conducted in accordance with good clinical practice, or GCP, requirements and the FDA must be able to validate the data from the clinical trial through an on site inspection if it deems such inspection necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations, statistical powering, and specific documentation requirements must be met. Many foreign regulatory bodies, such as NMPA, have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, NMPA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

For instance, in September 2019, the FDA placed a clinical hold on our Phase 1 trial of ADG116 (ADG116-1001) in the United States after we reported to the FDA the death of the only patient dosed in the trial. We revised the study protocol to mitigate the risk of drug-induced liver toxicity, lower the starting dose of ADG116, and tighten the inclusion and exclusion criteria. The FDA removed the clinical hold on this protocol on December 5, 2019. In parallel, we initiated a new Phase 1 clinical trial of ADG116 (ADG116-1003) in Australia and completed multiple levels of dose escalation without serious adverse events. In March 2021, we submitted this new protocol for ADG116 (ADG116-1003) to FDA with safety data from Australia. Upon opening sites in the United States for ADG116-1003, we terminated the prior Phase 1 trial (ADG116-1001) in the United States for business reasons. In a publication at SITC 2022, we reported data with ADG116 monotherapy in approximately 50 patients up to 10 mg/kg with repeat dosing and the majority of reported TRAEs were Grade 1/2 (56%), with one DLT event (Grade 4 hyperglycemia) at the 10 mg/kg dose level. Further, studies of ADG116 in combination with anti-PD-1 therapies have also demonstrated a manageable safety profile.

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

We may in the future seek an accelerated approval for our one or more of our product candidates. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post- approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug.

Prior to seeking accelerated approval for any of our product candidates, we intend to obtain a meeting and meet with the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit a BLA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will permit or continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval or receive an expedited regulatory designation (e.g., breakthrough therapy designation) for our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. The FDA or other comparable foreign regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidate would result in a longer time period to commercialization of such product candidate, could increase the cost of development of such product candidate and could harm our competitive position in the marketplace.

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

We may not be able to enter into additional collaboration agreements beyond our existing clinical trial collaboration with Roche and Merck, technology licensing agreements with Sanofi and Exelixis, our outlicensing agreements with Guilin Sanjin and Dragon Boat, or Discovery Agreements such as those with NIH, Tanabe, Celgene, GSK, Hengrui and others. If we are unable to maintain existing and future strategic partnerships or collaborations, or if these strategic partnerships or collaborations are not successful, our business could be adversely affected.

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

As of December 31, 2023, we had 174 full-time employees. As our development and commercialization plans and strategies develop, we expect to expand our employee base for managerial, operational, financial and other resources. As our product candidates enter and advance through preclinical studies and clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to enter into additional relationships with collaborators or partners, suppliers and other organizations and establish a sales and marketing team in preparation for commercialization activities. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our inability to successfully manage our growth and expand our operations could have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

On August 16, 2022, President Biden signed into law the Inflation Reduction Act that includesa provision that is intended to lower certain prescription drug costs under Medicare. The law permits the Medicare program to negotiate Medicare payments for a limited number of drugs. Beginning in 2026, there will be 10 drugs; 2027-2029 there will be 15 drugs for each of those years; and 20 drugs for each of the following years. In addition, the law set a cap of $2,000 in 2025 on out-of-pocket drug costs for Medicare eligible individuals.

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

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We are currently aware of various existing therapies and development candidates that may compete with our wholly owned clinical candidates as they engage similar targets, such as agents targeting CTLA-4 and CD137, and bispecifics targeting both. We have competitors in the United States, China and internationally, including major multinational pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies. Many of our competitors have substantially greater financial, technical, and other resources, such as larger research and development, marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that we may develop, or achieve earlier patent protection, regulatory approval, product commercialization and market penetration than we do. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

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

Even if ADG126, ADG116, ADG206, ADG106 or one of our other proprietary product candidates obtains regulatory approval, we may determine that commercializing such product candidate ourselves would not be the most effective way to create value for our shareholders or holders of ADSs. In addition, if we choose to commercialize any of our product candidates, our marketing efforts may be unsuccessful as a result of unfavorable pricing or reimbursement limitations, delays, competition or other factors. Failure to successfully market one or more of our approved products, or delays in our commercialization efforts, may diminish the commercial prospects for such products and may result in financial losses or damage to our reputation, each of which may have a negative impact on the market price of our ADSs and our financial condition, results of operations and future growth prospects.

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

In addition, we may from time to time engage and participate in third party sponsored clinical trials (“Third Party Trials”). Third Party Trials have allowed us to expand our clinical program to include additional cancer indications. Such Third Party Trials require that we supply our drug candidates for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. We, however, do not have ultimate control or decision-making power on deciding whether to continue or cease operations with respect to a particular Third Party Trial. The third-party institution sponsors may decide not to enroll more patients or terminate on-going trial, etc. due to various reasons out of our control. We cannot assure you that such Third Party Trials once initiated will continue to operate as originally expected or complete in a timely manner.

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

Furthermore, partners, collaborators, or other parties to such transactions or arrangements may fail to fully perform their obligations or meet our expectations or cooperate with us satisfactorily for various reasons and subject us to potential risks, including the following:

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

We currently rely on a third-party manufacturer and expect to continue to rely for some time on third parties to manufacture our product candidates for preclinical testing and clinical trials, in compliance with applicable regulatory and quality standards, and may do so for the commercial manufacture of some of our product candidates, if approved. To date, we have obtained bulk drug substance for ADG126, ADG116, ADG206 and ADG106 from a single-source third-party contract manufacturer. Any reduction or halt in supply of the drug substance from such contract manufacturer could severely constrain our ability to develop our product candidates until a replacement contract manufacturer is found and qualified. If we are unable to arrange for and maintain such third-party manufacturing sources that are capable of meeting regulatory standards, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of product candidate or we may be delayed in doing so. If we were to experience an unexpected loss of supply of our product candidates, for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. Such failure or substantial delay or loss of supply could materially harm our business. We are continuously evaluating multiple vendors both in China and abroad to ensure that we have a continuous supply of products for global trials.

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

In addition, our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika; natural disasters, such as earthquakes, snowstorms, storm surges, floods, fires, drought and other extreme weather events and other effects of climate change; or other events, such as wars, acts of terrorism, environmental accidents, power shortages or communication interruptions. The occurrence of a disaster or a prolonged outbreak of an epidemic illness or other adverse public health developments could materially disrupt our industry and our business and operations, and have a material adverse effect on our business, financial condition and results of operations. For example, these events could cause a temporary closure of the facilities we use for our operations, significantly disrupt manufacturing and supply chain, our sales and marketing and clinical trial operations and those of our collaboration partners, and the ability to advance our research and development activities and pursue development of any of our drug candidates. Our operations could also be disrupted if any of our employees or employees of our business partners are suspected of contracting an epidemic disease, since this could require us or our business partners to quarantine some or all of these employees or disinfect the facilities used for our operations.

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

We adopted the Second Amended and Restated Share Incentive Plan in December 2019 and the 2021 Performance Incentive Plan in January 2021, which we refer to as the 2019 Plan and the 2021 Plan, respectively, in this annual report, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. We have terminated the authority to grant additional awards under the 2019 Plan and all future awards will be granted under the 2021 Plan. Therefore, the effective maximum number of shares issuable under the 2019 Plan and 2021 Plan is 9,970,732 and 6,936,060, respectively. A total of 2,994,000 of our ordinary shares was authorized for issuance with respect to awards granted under the 2021 Plan. As of February 29, 2024, the aggregate number of our ordinary shares underlying our outstanding awards under the 2019 Plan was 2,538,070. As of February 29, 2024, we have granted 6,229,557 shares awards under the 2021 Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. See “Item 6 Directors, Senior Management and Employees—Share Incentive Plan.” We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Despite the implementation of security measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance, or other malicious or inadvertent disruptions that could result in unauthorized access to, use or disclosure of, corruption of, or loss of sensitive, and/ or proprietary data, including health-related and other personal information, and could subject us to significant liabilities and regulatory and enforcement actions, and reputational damage. The outbreak of a widespread health epidemic had generally increased the attack surface available to criminals, as more companies and individuals work online and work remotely, and as such, the risk of a cybersecurity incident potentially occurring, and our investment in risk mitigations against such an incident, is increasing. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the outbreak of COVID-19 to their advantage. In addition, while we have implemented security measures to prevent unauthorized access to patient data, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss, or dissemination could also result in delays of our product development and regulatory approval efforts as well as damage our reputation.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023. For details, see “Item 15. Controls and Procedures—Remediation of Previously Reported Material Weaknesses in Internal Control over Financial Reporting.”

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

In most countries in which we plan to file applications for patents, the term of an issued patent is generally 20 years from the earliest claimed filing date of the priority application to which a non-provisional patent application in the applicable country claims priority. Although various extensions may be available in various countries, the life of a patent and the protection it affords are limited. Even if patents covering our product candidates are obtained, we may be open to competition from other companies once our patent rights expire. Accordingly, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Excluding any patent term adjustment and patent term extension, our currently issued patents are expected to expire from 2033 to 2039. As a result, our patent portfolio may not provide us with sufficient rights over a sufficient length of time to exclude others from commercializing products similar or identical to ours.

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

In China, however, there is no currently effective law or regulation providing patent term extension, patent linkage, or data exclusivity (referred to as regulatory data protection). Therefore, a lower-cost generic drug can emerge onto the market much more quickly. Chinese regulators have set forth a framework for integrating patent linkage and data exclusivity into the Chinese regulatory regime, as well as for establishing a pilot program for patent term extension. To be implemented, this framework will require adoption of regulations. To date, the NMPA has issued several draft implementing regulations in this regard for public comment. The amendment to the PRC Patent Law which came into effect in 2021 introduced “patent term compensation” for a maximum of 5 years, corresponding to the patent term extension under the U.S. federal law. The implementation of patent term compensation is specified in the Implementation Rules of the Patent Law of the PRC and the Patent Examination Guidelines which came into effect in January 2024. Since the regulations are relatively new, uncertainties exist with respect to the actual execution of them. These factors result in weaker protection for us against generic competition in China than could be available to us in the United States until the relevant implementing regulations for extension, patent linkage, or data exclusivity are put into effect officially in China.

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

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

As a Cayman Islands exempted company listed on the Nasdaq Global Market, we are subject to the Nasdaq listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. For example, each of our nominating committee and compensation committee is not composed entirely of independent directors. In addition, we do not plan to seek shareholder approval in connection with certain transactions effecting securities issuance. We also do not plan to hold annual meeting of shareholders no later than one year after the end of fiscal year-end. For details, please refer to “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Board of Directors” and “Item 16G—Corporate Governance.” As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq listing standards applicable to U.S. domestic issuers.

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

We were likely a passive foreign investment company, or PFIC, for 2023, and there is a significant risk that we will be a PFIC for 2024 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income, or the income test, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or the asset test. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the ordinary shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, gains from certain property transactions, rents and royalties (other than certain rents or royalties derived in the active conduct of a trade or business). Cash is generally a passive asset for PFIC purposes. Goodwill and other intangible assets are active under the PFIC rules to the extent attributable to activities that produce active income.

The assets shown on our balance sheet are expected to consist primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the asset test for any taxable year will depend largely on the value of our goodwill and other intangible assets and on how quickly we utilize the cash in our business. The value of our goodwill and other intangible assets for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because our market capitalization has declined substantially in recent years, if the value of our goodwill is determined by reference to the average of our quarterly market capitalization, then it is our belief that we were likely a PFIC for our 2023 taxable year. Due to the volatility of our market capitalization, there is a significant risk that we will also be a PFIC for 2024 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as a non-passive asset is not entirely clear. We have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. In addition, we can give no assurance that we will not be a PFIC under the income test for any taxable year, particularly prior to the commercialization of any of our drug candidates.

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

If a U.S. person is treated as owning (directly, indirectly or constructively) 10% or more of our stock (including our ADSs and ordinary shares) by value or voting power, such person generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in our group. A CFC is a non-U.S. corporation more than 50% of the stock (by voting power or value) of which is owned (directly, indirectly or constructively) by “United States shareholders.” We have not determined whether we are a CFC. However, even if we are not a CFC, under certain ownership attribution rules our non-U.S. subsidiaries would be treated as owned by our U.S. subsidiary and thus may be treated as CFCs. A United States shareholder of a CFC may be subject to additional U.S. federal income tax liabilities and reporting requirements. We do not intend to furnish any information that may be necessary for United States shareholders, if any, to comply with the CFC rules. U.S. investors that may be treated for purposes of the CFC rules as owning 10% of our stock by voting power or value should consult their tax advisors regarding the potential application of these rules in their particular circumstances.

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

Our corporate headquarters is located at 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park Suzhou, Jiangsu Province, 215123, People’s Republic of China. Our San Diego office address is 6042 Cornerstone Court West Suite E, San Diego, CA 92121. Our registered office is located at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Our telephone number is +86-512-8777-3632. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is www.adagene.com. The information contained on or that can be accessed through our website is not incorporated by reference into this annual report, and you should not consider information on our website to be part of this annual report.

The SEC maintains an internet site at www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Recent Regulatory Development

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”), was enacted on December 18, 2020. Trading in our ADSs on the Nasdaq or over-the-counter will be prohibited, and as a result, our ADSs will be delisted under the HFCAA, if the PCAOB has determined that it has been unable to inspect registered public accounting firms headquartered in mainland China and Hong Kong for two consecutive years. The enactment of the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or OTC or delisted. For the details of the risks associated with the enactment of the AHFCAA, see “Item 3. Key Information––3.D. Risk Factors–– The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the Nasdaq Stock Market or in the over-the-counter market or delisted.”

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor was subject to the determinations that the PCAOB is unable to inspect or investigate completely (the “2021 Determinaitons”). In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for two consecutive years. We were conclusively identified on May 26, 2022. See https:// www.sec.gov/hfcaa. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB had been unable to conduct inspections without the approval of the PRC authorities, our auditor was not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021 and became effective on January 10, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong and that it had vacated its 2021 Determinaitons accordingly. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended December 31, 2023 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information––3.D. Risk Factors––Risks Related to Doing Business in the PRC––Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.”

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

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to Adagene Suzhou through loans, capital contributions or as payment of considerations for the services rendered. In 2021, 2022 and 2023, Adagene Inc. made payments of US$30.0 million, US$24.5 million and US$20.5 million, respectively, in cash to Adagene Suzhou as consideration for providing services associated with research and development activities related to those intellectual properties owned by Adagene Inc. There were no intercompany loans provided by Adagene Inc. to Adagene Suzhou during the years ended and as of December 31, 2021, 2022 and 2023. In addition, as advised by our PRC legal counsel, Jingtian & Gongcheng, Adagene Suzhou is able to mark up and charge to Adagene Inc., its ultimate parent, for providing services associated with research and development activities related to those intellectual properties owned by Adagene Inc. and Adagene Inc. is able to make cash payments to Adagene Suzhou for considerations of such services. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by Adagene Inc., the Cayman holding company, (i) through Adagene (Hong Kong) Limited, our Hong Kong subsidiary, to Adagene Suzhou, our PRC subsidiary, and (ii) to Adagene Incorporated, our U.S. subsidiary, via capital contribution, shareholder loans or consideration for the services rendered, as the case may be.

Other than the above disclosed transfer of funds, we did not transfer any type of assets between Adagene Suzhou and other Adagene subsidiaries in 2021, 2022 and 2023.

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. See “Item 4 Information on the Company—PRC Regulation —Regulations on Foreign Exchange and Dividend Distribution” for detailed discussion.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

4.B. Business Overview

OVERVIEW

We are a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based cancer immunotherapies. We leverage computational biology to design and develop novel antibodies that address unmet patient needs. Powered by our proprietary Dynamic Precision Library (DPL) platform, which fuels our NEObody™, SAFEbody®, and POWERbody™ technologies, we are developing a highly differentiated pipeline of novel immunotherapies. Our lead candidate is an anti-CTLA-4 SAFEbody, ADG126 (muzastotug), which is currently in phase 1b/2 development, initially focused on metastatic microsatellite-stable (MSS) colorectal cancer (CRC). We also have a robust pipeline of earlier stage candidates that apply our NEObody and SAFEbody technologies to targets associated with toxicity challenges, including modalities with potent efficacy features, such as Fc-empowered antibodies (e.g., IgG1 isotype and its enhanced version) and bi/multispecific T-cell engagers. Additionally, we have forged strategic collaborations with reputable global partners that leverage our SAFEbody technology in multiple approaches at the vanguard of science.

We aim to push the boundaries of antibody discovery and engineering through the precise design, construction, and selection of antibody product candidates intractable to traditional antibody technology. We have pioneered a dynamic antibody technology interface to harness the conformational diversity of antibodies, which enlarges epitope sampling of a given drug target for differentiated therapeutic antibody development. Additionally, we have proprietary precision masking technology and specialized antibody engineering capabilities which enable us to design therapeutics with unique features.

Our DPL fuels three antibody technology platforms, which can be used alone or together to create novel, differentiated antibody-based therapeutic candidates:

●	The NEObody technology platform is a fully synthetic phage display and yeast display-based antibody discovery technology, which we believe is differentiated from other synthetic antibody technologies through its innovative designs and precise constructions. NEObody technology enables the generation of antibodies designed with dynamic binding sites that adapt kinetically to unique epitopes, triggering a novel MOA. The species cross-reactive antibodies generated by NEObody technology not only have the potential to reveal new biological functions of the targets, but also facilitate preclinical studies using various immune system intact animal models, resulting in high fidelity translation from preclinical to clinical studies. We refer to antibodies generated by our NEObody technology as NEObodies.
●	The SAFEbody technology platform is designed to mask an antibody binding interface with a masking motif, which then prevents an antibody from binding to its target in healthy tissues, minimizing on target, off tumor toxicities. The masking motif is designed to activate, or unmask, the antibody to allow binding in the tumor microenvironment, or TME, where certain activation conditions such as a protease is upregulated as compared to healthy tissues, allowing the antibody to bind to its target for tumor killing. Our SAFEbody enabled therapeutic candidates are therefore designed to be activated predominantly in the TME while remaining largely in an inactive state in healthy tissues. Our SAFEbody technology can be applied to mask the binding sites of any antibodies including but not limited to NEObodies. We refer to such masked antibodies as SAFEbodies. Notably, SAFEbody technology can be applied to our NEObodies, such as what we did with ADG116 to potentially achieve an increased therapeutic index with ADG126.
●	The POWERbody technology platform enables the creation of new versions of antibodies, which may be bi/multi-specific T-cell engagers, or TCEs, or Fc-enhanced antibodies, antibody-drug conjugates, or ADCs, or antibodies that are designed to reach beyond the therapeutic potency of traditional monospecific antibodies. Our POWERbody candidates incorporate SAFEbody precision masking technology and are designed to improve antitumor activity while maintaining the enhanced safety profile for potentially safe and durable immunotherapies.

These proprietary technology platforms allow us to engineer and select species cross-reactive antibodies designed to dynamically adapt to unique and evolutionally conserved epitopes. We believe that comprehensive in vivo preclinical evaluations using these species cross-reactive antibodies are the key to assess the efficacy and safety potential of tailor-made antibody candidates before progressing them into lengthy and costly clinical trials. Our NEObody, SAFEbody and POWERbody technology platforms are all designed to facilitate favorable druggability, manageable CMC attributes, and reduced immunogenicity.

Our Robust, Transformative Pipeline

By leveraging our proprietary DPL and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of development, including our lead candidate, ADG126 SAFEbody which is currently in phase 1b/2 clinical development.

ADG126 is a fully human anti-CTLA-4 SAFEbody, which applies SAFEbody precision masking technology to its parental unmasked version, ADG116, to further enhance safety and efficacy profiles by masking the antibody binding site which is then conditionally activated in the TME to limit on target, off tumor toxicity. ADG126 targets a unique epitope of CTLA-4 and is designed to provide an enhanced therapeutic window and optimize efficacy by enabling higher, more frequent and repeated doses of anti-CTLA-4 therapy with constant target engagement that may unlock the full potential of CTLA-4 as a proven target for strong ADCC-mediated Treg depletion in the TME. ADG126 has shown a potential best-in-class profile in clinic, which is consistent with and enabled by the broad species cross-reactivity of ADG126 for extensive preclinical evaluation from mouse, rats and monkeys, including GLP toxicology data. ADG126 is currently in phase 1b/2 evaluation, with a focus on phase 2 dose expansion in combination with pembrolizumab in patients with advanced/metastatic MSS CRC.

Earlier stage candidates that apply our SAFEbody precision masking technology include ADG206, a masked, Fc-enhanced anti-CD137 agonistic POWERbody. ADG206 incorporates SAFEbody precision masking technology and is designed to achieve improved safety and efficacy. ADG206 has demonstrated enhanced crosslinking by FcgRIIb in vitro upon activation and antitumor activity in vivo, while the SAFEbody masking technology limits on-target off-tumor toxicities by preferential activation in the TME. Preclinical data demonstrated that ADG206 was well tolerated, with normal pharmacokinetic properties and minimal activation in circulation. It also had robust anti-tumor activity as a single agent in multiple tumor models, with 4-fold stronger anti-CD137 agonistic activity of its activated form than a benchmark antibody (urelumab analog). ADG206 is currently in Phase 1 evaluation.

Additionally, we have two IND-ready preclinical programs (ADG153, a masked, IgG1 anti-CD47 SAFEbody, and ADG138, a novel HER2xCD3 POWERbody bispecific TCE that is masked on both arms), as well as another preclinical program (ADG152, a CD20xCD3 POWERbody with masking on the CD3 arm) in the IND-enabling phase. We are developing anti-CD28 bispecific POWERbody TCEs enabled by our suite of antibody platform technologies. We have previously published preclinical data showing the scientific rationale for these differentiated programs. See “—IND-Ready Candidates & Preclinical Pipeline”.

We also have two clinical-stage NEObody product candidates, ADG116 and ADG106, for which we have conducted previous clinical studies that demonstrate the potential clinical benefits of targeting a unique epitope with our NEObody platform. Both of these candidates are currently in phase 1b/2 evaluation.

Further, we have out-licensed the Greater China rights of ADG104, an anti-PD-L1 mAb currently in Phase 2 clinical development, to Sanjin, and the Greater China rights of ADG125, a novel anti-CSF-1R mAb in Phase 1 development, to Dragon Boat Biopharmaceuticals. We have the right to apply for the patents derived from our core and key technologies pertaining to ADG104 and ADG125 in the rest of the world, where we retain a majority of the economic benefits.

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

Our technology licensing agreements with Sanofi and Exelixis focus on developing antibody-based therapeutics against tumor targets using our SAFEbody technology. We have also out-licensed the Greater China rights for two antibody candidates to Sanjin and its affiliates. To further advance our pipeline, we have also put in place various clinical collaborations, including an agreement with Roche who is sponsoring and conducting a triple combination trial with ADG126, atezolizumab and bevacizumab in first-line hepatocellular carcinoma (HCC), clinical collaborations and supply agreements with Merck who will provide pembrolizumab for certain of our combination clinical trials, and an agreement with research organizations in Singapore for investigator-initiated trials of our ADG106 clinical candidate in combination settings. See “—Clinical Collaboration Agreements”.

Our collaborations empower our growth by generating cash flow and revenues that partially offset expenditures on our internal research and development programs, expand our knowledge base regarding antibody technology across multiple targets and antibodies provided by our partners, and provide us with future joint development opportunities.

OUR CLINICAL PIPELINE

By leveraging our proprietary DPL and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of clinical evaluation, while we focus on our lead candidate, ADG126. This wholly-owned, differentiated clinical pipeline consists of two anti-CTLA-4 clinical candidates, ADG126 SAFEbody (with masking) and its activated form, ADG116 NEObody, as well as two anti-CD137 candidates, ADG206 POWERbody (Fc-enhanced with masking) and ADG106 NEObody. We also have two IND-ready preclinical candidates and additional preclinical/discovery candidates.

Our Approach to Anti-Cytotoxic T-lymphocyte Antigen 4 (CTLA-4) Therapy

The development of immune checkpoint inhibitors has revolutionized cancer immunotherapy in the past decade. In fact, recent trials have shown that immunotherapy can induce durable and extensive tumor regression, potentially converting previously fatal diseases into chronic, manageable diseases for certain patients.

Anti-CTLA-4 therapy is one of the first immune checkpoint inhibitor treatments to demonstrate definite clinical benefit through direct T-cell activation. Ipilimumab (Yervoy®) was the first approved immune checkpoint inhibitor by the FDA in 2011 for the treatment of advanced melanoma. This was followed by FDA approval in 2022 of tremelimumab (Imjudo®) in combination with anti-PD-L1 for treatment of unresectable hepatocellular carcinoma (HCC) and metastatic non-small cell lung cancer (NSCLC) after more than ten years, while more than ten anti-PD-1/PD-L1 therapies and their combinations were approved globally with comparable safety and efficacy profiles, highlighting the unique challenge to unleashing the full therapeutic potential for anti-CTLA-4 therapies. Indeed, anti-CTLA-4 therapies approved or in clinical development show a strong dose-dependent toxicity and efficacy, both alone and in combination with anti-PD-1/L1, limiting their acceptance in clinical practice.

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

Additionally, ipilimumab’s function in blocking CTLA-4 via its binding arms or in depleting CTLA-4 expressing regulatory T cells (Tregs) intratumorally requires extremely high concentrations which remain limited by its toxicity via systemic delivery, despite the ability to achieve such high concentrations when delivered intratumorally. Thus, development of next generation anti-CTLA-4 therapies with an improved safety profile and antitumor efficacy through enhanced CTLA-4 blockage and/or Treg depletion are urgently needed to improve upon existing anti-CTLA-4 therapies, as well as open the new doors to treat cold tumors such as MSS-CRC. Additionally, addressing the dose-dependent toxicities of anti-CTLA-4 therapy may enable more front-line combinations, fully unlocking the potential of anti-CTLA-4 as a cornerstone of cancer care.

Adagene’s innovative view of anti-CTLA-4 therapy focuses on the fundamental biology of CTLA-4 and its constitutive expression on Tregs within the TME. Research shown below demonstrates that CTLA-4 is highly expressed within the Tregs in the tumor both in mice and humans across tumor types, with up to five times higher of CTLA-4 on the Tregs in the tumor versus CTLA-4 expression on CD4+ T effector and CD8+ T cells in the tumor. Therefore, we believe that CTLA-4 mediated Treg depletion when combined with anti-PD-1 therapy must occur within the TME to stimulate synergy of the combined pathways.

CTLA-4 is Constitutively and Highly Expressed in Tumor Tregs in Both Mouse and Human

Adagene’s View of Anti-CTLA-4 Therapy:

Synergy to Combine CTLA-4-Mediated Treg Depletion with Teff via PD-1

* References: Leach, DR, Krummel, MF, Allison, JP. et al. Enhancement of antitumor immunity by CTLA-4 blockade. Science. 1996;271:1734-6; Marabelle, A. et al. Depleting tumor-specific Tregs at a single site eradicates disseminated tumors. J. Clin.Invest. 2013; 123: 2447-2463; Selby, M.J. et al. Anti-CTLA-4 Antibodies of IgG2a Isotype Enhance Antitumor Activity through Reduction of Intratumoral Regulatory T Cells. Cancer Immunol. 2013;RES.1:32-42 ; Simpson, T.R. et al. Fc-dependent depletion of tumor-infiltrating regulatory T cells co-defines the efficacy of anti–CTLA-4 therapy against melanoma. J.Exp.Med. 2013;210:1695-710; Bulliard, Y. et al. Activating Fc receptors contribute to the antitumor activities of immunoregulatory receptor-targeting antibodies. J.Exp.Med. 2013;210:1685-93; Sharma, A. et al. Anti-CTLA-4 Immunotherapy Does Not Deplete FOXP3þ Regulatory T Cells (Tregs) in Human Cancers. Clin.Cancer.Res. 2019:25(4):1233-1238; Sanmamed, F and Chen, L. Leading edge perspective a paradigm shift in cancer immunotherapy: from enhancement to normalization. Cell. 2019;176(3):677; Marangoni F, Zhakyp A, Corsini M, et al. Expansion of tumor-associated Treg cells upon disruption of a CTLA-4-dependent feedback loop[J]. Cell. 2021;184(15):3998-4015.

The longstanding toxicity challenges of currently available therapies and this foundational thesis is why we have designed our anti-CTLA-4 candidates to enhance the therapeutic index enabling higher, more frequent and repeat doses of anti-CTLA-4 therapy within the TME. While leveraging our technology platforms, we are taking anti-CTLA-4 therapy to a new level by targeting a unique epitope (NEObody) combined with SAFEbody precision masking technology to reach tumor tissues with the best therapeutic index and unleash the therapeutic potential of anti-CTLA-4 therapy.

ADG126 SAFEbody: A Potential Best-in-Class Anti-CTLA-4 Therapy

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

Detailed dose escalation results from these trials of ADG126 in combination with either toripalimab or pembrolizumab were later presented at the American Association for Cancer Research (AACR) Annual Meeting in April 2023, along with updated findings from our ongoing monotherapy evaluation. Subsequently, in January 2024 at the ASCO Gastrointestinal (GI) Symposium 2024, we presented detailed results from both the ADG126/pembrolizumab combination dose escalation and dose expansion cohorts in MSS CRC, which are summarized below. See “—Summary of Combination Clinical Studies & Results.”

In totality, our clinical data support best-in-class safety and differentiated efficacy profiles for ADG126 particularly in combination with anti-PD-1, overcoming the safety challenges of anti-CTLA-4 therapy to become a cornerstone of cancer care by its T cell priming and strong Treg depletion in the TME.

Summary of Monotherapy Clinical Studies & Results

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

During 2022, we completed monotherapy dose escalation of ADG126 up to 20 mg/kg in both trials, and we initiated monotherapy dose expansion cohorts at 10 mg/kg in the ADG126-1001 trial. Patients received continuous dosing, and we observed favorable pharmacokinetic activity compared to our unmasked anti-CTLA-4 antibody, ADG116. ADG126 has shown a differentiated, best-in-class safety profile in clinic, consistent with preclinical evaluation enabled by the broad species cross-reactivity of ADG126, including GLP toxicology data.

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

Monotherapy data also showed the disease control rate was 37% among 27 evaluable patients across dose levels. Prolonged stable disease (SD) was observed in five patients, including an ovarian cancer patient treated at 1 mg/kg with tumor shrinkage (22% reduction in sum of target lesions) and SD observed after 22 cycles. Previously, this patient had surgery and five prior lines of systemic therapies. Additionally, tumor shrinkage (12% reduction in sum of target lesions) was observed in a non-small cell lung cancer patient (NSCLC) who received 14 cycles of ADG126 at 20 mg/kg. Previously, this patient was treated with pembrolizumab and docetaxel.

In 2024, we initiated dosing of a small number of patients with advanced/metastatic cancers at 30 mg/kg ADG126 monotherapy Q3W in China to define the potential maximum tolerated dose (MTD) of ADG126 monotherapy. This evaluation will help us to further understand the dosing and safety profile of ADG126, supporting our goal to transform CTLA-4 therapy with enhanced safety and efficacy.

Further, our monotherapy evaluation of ADG126 has increased our understanding of its MOA and our masking technology in clinic. For example, at ESMO 2022, we reported that ADG126 plasma pharmacokinetics (PK) were approximately linear and activated ADG126 accumulated steadily during repeat dosing across different dose levels. This analysis suggests prolonged exposures of activated ADG126 in the tumor microenvironment (TME), with cleaved ADG126 on average accumulating ≥3-fold during repeat dosing, associated with the longer half-life of total ADG126 and its preferential accumulation in TME compared with its parental antibody.

Analysis of a clinical sample from a hepatocellular carcinoma (HCC) patient previously treated with atezolizumab and bevacizumab and then followed by lenvatinib demonstrated about nine-fold Teff/Treg improved ratio after dosing relative to before dosing due to reduction in Tregs and improvement in T effector cells. These data support the mechanism of action for ADG126 as shown below in data presented at AACR 2023:

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

Summary of Combination Clinical Studies & Results

Based on the differentiated safety profile of ADG126 as monotherapy, we initiated phase 1b/2 combination trials for ADG126 with two different anti-PD-1 therapies. In March 2022, we initiated a new Phase 1b/2 trial to evaluate ADG126 in combination with pembrolizumab (ADG126-P001/KEYNOTE-C98) in a trial at multiple sites in the U.S. and APAC. In parallel, as part of the ongoing ADG126-1001 trial, a combination dose escalation was initiated to evaluate ADG126 with toripalimab.

In April 2023, we presented interim data from the dose escalation portion of these studies of ADG126 in combination with anti-PD-1 treatments at AACR. The results reinforced the best-in-class safety profile of ADG126 at doses from 6 mg/kg up to 10 mg/kg, with no dose-limiting toxicities observed with repeat cycles.

At AACR 2023, the early efficacy profile of ADG126 was also reported in these heavily pre-treated patient groups, with clinical responses and tumor shrinkage observed during combination dose escalation. Data presented in two poster presentations included three confirmed partial responses and multiple cases of prolonged SD with tumor shrinkage in patients who received ADG126 plus anti-PD-1 therapies. Partial responses were reported in two patients with anal and penile squamous cell carcinoma who received ADG126 plus toripalimab; the patients experienced 36% and 72% reductions in sum of target lesions, respectively. A third partial response was reported in a patient with metastatic endometrial cancer (MSI-H) who received ADG126 plus pembrolizumab and experienced a 37% reduction in target lesions. Following AACR, in our 20-F Annual Report for 2022, we reported a fourth partial response in an immunotherapy-experienced cervical cancer patient who had been treated with two lines of therapy and had progressed after nine cycles of pembrolizumab. The patient experienced no Grade 3 or higher TRAEs and an initial 30% tumor reduction, followed by a sustained and deepening tumor response. All four patients were treated at the 10 mg/kg dose administered every three weeks (Q3W).

Of particular note, our presentations at AACR also included two cases of significant tumor shrinkage (20% reduction and higher in target lesions) observed in MSS CRC patients with liver metastasis who received ADG126 plus toripalimab. This aligns with anti-tumor activity in MSS CRC shown with ADG116 NEObody in combination with anti-PD-1 therapy showing reductions in CEA levels and supported our strategy to advance ADG126 in combination with pembrolizumab to dose expansion cohorts in patients with MSS CRC who were free from active liver metastases.

During 2023, we advanced ADG126 and pembrolizumab in phase 1b/2 dose expansion cohorts in MSS CRC. We enrolled patients in three different dosing regimens: ADG126 6 mg/kg every six weeks (Q6W), ADG126 10 mg/kg Q6W and ADG126 10 mg/kg every three weeks (Q3W) to evaluate our thesis that higher, more frequent and repeated doses of anti-CTLA-4 therapy can enhance efficacy. Detailed results from both dose escalation and dose expansion cohorts in the ongoing trial of ADG126 in combination with pembrolizumab (200 mg/Q3W) were later presented at the ASCO GI Symposium 2024 with a data cutoff of November 30, 2023.

The ASCO GI 2024 data summarized results in heavily pre-treated advanced/metastatic patients (N=46) showing limited dose-dependent toxicities observed with the combination. Grade 3 TRAEs occurred in 5/46 patients (10.8%), with no Grade 4 or 5 TRAEs and a discontinuation rate of 6.5% (3/46). The following chart summarizes the toxicities observed for each of the three combination dosing regimens that were evaluated, further reinforcing the potential best-in-class safety profile of ADG126 in combination with pembrolizumab.

Combination Safety: ADG126 in Combination with Pembrolizumab is Comparable to Pembrolizumab Alone (N=46)

We also observed the efficacy profile at the 10 mg/kg Q3W regimen, which triggered expansion cohorts at this dosing regimen. Specifically, two confirmed PRs were reported among the three patients treated with ADG126 10 mg/kg Q3W combination regimen. One of the patients had endometrial cancer and the other had PD-1 refractory cervical cancer, which was the case first reported in April 2023 with additional follow up. Both confirmed PRs were sustained after more than 55 weeks (over 14 cycles) of treatment, as of the ASCO GI data cut off.

We believe the robust safety profile of our masked anti-CTLA-4 SAFEbody ADG126 enables continuous dosing in combination with anti-PD-1 to drive the efficacy in patients with cold tumors such as MSS CRC, and in patients with PD-L1 low expressing or PD-1 resistant warm tumors. For example, the notable case in cervical cancer was the first observed clinical response in a PD-1 refractory patient, reflecting the potential of ADG126 treatment in patients who are PD-1 experienced or have low PD-L1 expression. We later reported details of this case in a SITC-hosted webinar in 2023, which showed that the patient experienced no Grade 3 or higher TRAEs, and had a sustained reduction in target lesions with treatment of ADG126 (10 mg/kg Q3W) and pembrolizumab (200 mg Q3W). Further, PK data supported by modeling correlated with the response and reinforced the ADG126 mechanism, as well as the selection of 10 mg/kg dosing in expansion cohorts for MSS CRC. Those findings were presented in a poster at SITC 2023 as shown below:

Our poster at ASCO GI 2024 also reported results of the subsequent dose expansion in patients MSS CRC who were free of active liver metastases which were not visible at baseline. We reported data in 22 efficacy evaluable patients who received either 10 mg/kg Q6W (n=10) or 10 mg/kg Q3W (n=12). We also stratified the findings by peritoneal metastases, which is an indicator of rapidly progressing disease. At the active, potent dose of 10 mg/kg Q3W, we observed two confirmed PRs in 12 evaluable patients resulting in a 17% overall response rate, or a 22% response rate in the subset of nine of these patients without peritoneal or liver metastases. An additional seven of these nine patients experienced SD for an overall disease control rate of 100% (2 PRs and 7 SD). These results are shown in the swimmer and spider plots below.

Clinical Efficacy of Patients with MSS CRC (Free of Liver Mets) in Dose Expansion

Of particular interest was the confirmed PR in a patient who presented initially without active liver metastases but later experienced tumor shrinkage in new liver lesions, suggesting the potency of the ADG126 and pembrolizumab combination once the cleaved ADG126 in steady state in TME is achieved with repeat cycles of therapy. The patient’s response is shown below.

ADG126 10 mpk Q3W + Pembro 3L MSS CRC Patient: Case Study of Confirmed PR and Reduced Liver Lesions

We also presented a preliminary analysis of progression-free survival (PFS) in those MSS CRC patients free of liver and peritoneal metastasis; a median PFS of seven months was observed in those treated with ADG126 10 mg/kg at two dosing frequencies pooled together [every three weeks (n=9) and every six weeks (n=6)]. The durable clinical activity of ADG126 in combination with pembrolizumab continues to be evaluated as a larger cohort of subjects becomes evaluable at the 10 mg/kg Q3W dose level.

Following ASCO GI, we announced further expansion and progress in the combination trial of ADG126 and pembrolizumab, which is expected to increase the ongoing phase 2 dose expansion in MSS CRC to over 50 patients. This included our announcement that we completed enrollment of 12 additional patients in the second stage of the Simon’s 2-stage design in the ongoing phase 2 dose expansion cohort evaluating ADG126 10 mg/kg Q3W in combination with pembrolizumab in MSS CRC. The Part 2 results will supplement data from Part 1 of the dose expansion in MSS CRC that was recently presented at the 2024 ASCO GI Symposium.

Given the robust safety profile of ADG126 at higher doses, we also initiated evaluation of 20 mg/kg loading doses in combination with pembrolizumab designed to unleash efficacy by quickly reaching the steady state of cleaved ADG126 and potentially controlling the initial disease progression, and therefore, engaging the CTLA-4 target in the TME for improved ORR, PFS and overall survival (OS) in patients with advanced/metastatic cancer. Following the ongoing safety evaluation, we plan to study efficacy of the loading doses followed by a maintenance regimen of ADG126 10 mg/kg Q3W in combination with pembrolizumab. We plan dose expansion with this regimen in patients with MSS CRC in the US and Asia Pacific, as part of our strategy to explore enhanced efficacy given the superior therapeutic index of ADG126.

Finally, we announced receiving clearance from China’s Center for Drug Evaluation (CDE) to initiate clinical evaluation of ADG126 in combination with pembrolizumab in China. This will enable us to broaden dose expansion cohorts for MSS CRC at selected dosing regimens, and potentially in other tumor types.

Clinical Development Status

Our clinical development of ADG126 is focused on combination evaluation with anti-PD-1 therapy, including an ongoing phase 1b/2 trial of ADG126 in combination with pembrolizumab dose expansion cohorts in patients with cohorts in advanced/metastatic MSS CRC evaluating doses of 10 mg/kg Q3W and evaluating 20 mg/kg loading doses.

ADG126 Background: Mechanism of Action & Preclinical Profile

ADG126 is a fully human anti-CTLA-4 mAb. The masking moiety in ADG126 functions to block the interaction between ADG126 and its target CTLA-4 protein. Once ADG126 is attracted and enters the tumor tissue with constitutively over expressed CTLA-4 on Treg cells in TME, proteases overexpressed in the TME cleave off the masking moiety, and the antibody is then activated, binding to CTLA-4 and inhibiting its function. ADG126 is locally activated specifically in the TME, rather than systemically, to stimulate antitumor immune response.

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

We believe that activated ADG126 potentiates T-cell immune response by blocking the inhibitory effect of CTLA-4. ADG126/ADG116 is designed to target CTLA-4 a unique and conserved epitope with species cross-reactivity for translational fidelity.

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

Note: “Treg” refers to regulatory T-cells

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

ADG116 NEObody: A Unique Entry Point for Anti-CTLA-4 Therapy

ADG116 is a fully human anti-CTLA-4 antibody generated using our NEObody technology, designed to target a unique epitope of CTLA-4, to enhance the efficacy profile and to address both the toxicity and efficacy concerns associated with existing CTLA-4 therapeutics. We have conducted Phase 1b/2 clinical trials of ADG116 in the U.S., China and Asia Pacific (APAC), both as monotherapy and in combination with other therapies to demonstrate the differentiated safety and efficacy profile of ADG116 and to support our evaluation of our anti-CTLA-4 ADG126 SAFEbody, for which ADG116 is the parental antibody.

Although ADG116 and ipilimumab bind to human CTLA-4 with comparable affinity, ADG116 features a softer CTLA-4 ligand blocking and stronger ADCC for depleting regulatory T-cells than ipilimumab. In a head-to-head in vivo efficacy study, ADG116 was observed to have a five-fold greater anti-tumor activity in comparison with ipilimumab. In addition, ADG116 was observed to induce antitumor responses concomitant with reduced immunosuppressive regulatory T-cell and enhanced cytotoxic T lymphocyte (CD8+ T-cells) activities in the TME.

We previously evaluated ADG116 monotherapy in doses up to 15 mg/kg with repeat dosing and conducted dose escalation in combination with anti-PD-1 in a global clinical trial (ADG116-1003) at sites in the U.S., Australia, Singapore and South Korea. The trial was designed to evaluate safety and determine a recommended Phase 2 dose, or RP2D, in patients with advance metastatic tumors. A secondary objective of the trial was to evaluate preliminary efficacy based upon anti-tumor activity both as monotherapy and in combination regimens, including with the anti-PD-1 therapy, toripalimab. In November 2021, we initiated a separate clinical trial of ADG116 in combination with pembrolizumab (ADG116-P001 / KEYNOTE-C97). Data from both of these phase 1b/2 studies were presented in November 2022 at the annual meeting of the Society for Immunotherapy of Cancer (SITC 2022).

Summary of Clinical Studies & Results

We reported comprehensive safety and interim efficacy data from phase 1b/2 monotherapy and combination clinical studies of ADG116 in patients with advanced/metastatic solid tumors in two poster presentations at SITC 2022.

ADG116 monotherapy demonstrated a favorable safety profile at doses up to 15 mg/kg (N=59) and an overall response rate (ORR) of 13% (3/23 evaluable) in patients dosed at 10 or 15 mg/kg, including confirmed and durable partial responses in multiple tumor types. Results showed ADG116 was well tolerated across dose levels with repeat dosing. Efficacy data from the monotherapy arm in these heavily pre-treated patients with difficult-to-treat tumors were also reported at SITC 2022 and in subsequent company updates during 2023, with clinical responses observed in patients with multiple tumor types at doses of 10 mg/kg or higher. These responses reinforced the safety and efficacy profiles of ADG116 with repeat dosing, including: a partial response observed in a patient with renal cell carcinoma who progressed after two prior lines of therapy, including an anti-PD-L1 inhibitor; a partial response observed after two cycles of treatment in a Kaposi’s sarcoma patient; and a third partial response in a patient with MSI-H endometrial cancer.

In parallel to the monotherapy evaluation, we conducted dose escalation cohorts for ADG116 in combination with two anti-PD-1 therapies in the ADG116-1003 (toripalimab) and ADG116-P001 (pembrolizumab) trials. Data from these trials were initially presented at SITC 2022 demonstrating the manageable safety profile and early efficacy in heavily pre-treated patients with difficult-to-treat tumors:

-

In ADG116-1003, ADG116 was evaluated in combination with toripalimab (N=12). Although ADG116 at 6 mg/kg with toripalimab did not meet the target toxicity level (TTL) (i.e., lower rate of Grade 3 or higher TRAEs than those approved for anti-CTLA-4 and anti-PD-1 combination therapies), 3 mg/kg of ADG116 every six weeks with toripalimab was manageable within the TTL. Among the efficacy evaluable patients who received ADG116 in combination with toripalimab, one confirmed complete response was observed in a patient with platinum-refractory recurrent head and neck squamous cell carcinoma (HNSCC). Lesions completely disappeared after two cycles of therapy, and the durable response was maintained for approximately two years. In a subsequent update in July 2023, we reported observation of an initial partial response in this combination cohort in a patient with MSS CRC.

-

In ADG116-P001, ADG116 was evaluated in combination with pembrolizumab in pre-treated patients primarily with cold tumors (N=6). No DLT was observed with ADG116 dosed at 3 mg/kg every three weeks combined with pembrolizumab at a flat dose of 200 mg. Additionally, significant changes were observed in a tumor-related biomarker in two patients with metastatic microsatellite-stable (MSS) colorectal cancer (CRC), who experienced a 43% and 27% reduction in carcinoembryonic antigen (CEA) levels, respectively. Both patients had either liver or lung metastases. These results support further evaluation of ADG116 (which is the activated form of ADG126) in combination with pembrolizumab in difficult-to-treat and cold tumor types such as MSS-CRC.

Clinical Development Status

Clinical data to date has demonstrated that ADG116 is clinically active and ready to advance into further clinical development as resources allow.

Mechanism of Action & Preclinical Profile

We have previously conducted extensive preclinical analysis and modeling to establish the safety and efficacy potentials of ADG116, which is also the parental antibody for our masked, anti-CTLA-4 SAFEbody candidate, ADG126. We have persistently pursued and implemented seamless translational studies using the epitope across different species for both programs, observing a good correlation between preclinical and clinical results both as single agents and in combination with anti-PD-1. Taken together, these preclinical studies (summarized below) have demonstrated that ADG116 has at least a five-fold greater potency profile than ipilimumab, a commercially-available anti-CTLA-4 therapy, and superior activity in various tumor specific models, while its safety profile is at least three-fold better based on GLP monkey data.

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

Our Approach to CD137

CD137 stimulates the immune system to attack cancer cells and is a key driver for T-cell and natural killer cell, or NK cell, proliferation. CD137 is a member of the tumor necrosis factor, or TNF, receptor superfamily. The binding of an antibody to this receptor induces a co-stimulatory signal on activated enhanced cytotoxic T lymphocyte, or CD8+ T-cells, and natural killer, or NK cells, resulting in proliferation, and increased pro-inflammatory cytokine secretion and cytolytic function. CD137 co-stimulation is a clinically validated pathway for T-cell activation and its antitumor response is highlighted by the approval of a CD137-targeting CAR-T therapy by the FDA. Because most tumors are killed by cytotoxic T-cells in an antigen specific manner, we believe agents that mediate CD8+ T-cell activation can impart strong cytolytic activity. Therefore, we believe that CD137 agonists are promising candidates with potential to enhance and mediate long lasting antitumor immunity. Yet prior attempts to develop safe and effective anti-CD137 therapies have been burdened by toxicity challenges.

To overcome these challenges, we have created two anti-CD137 antibody candidates that aim to balance the safety and efficacy of anti-CD137 therapies:

●	ADG206 IgG1 POWERbody features Fc-engineering to enhance the cross-linking and further adds SAFEbody precision masking technology to create a next generation anti-CD137 therapy. ADG206 is poised to power the efficacy of anti-CD137 therapies (4-fold higher preclinical potency than urelumab analog), while ensuring the safety via conditional activation by pushing the boundaries of prior anti-CD137 agonistic approaches.
●	ADG106 targets a unique conserved epitope of CD137 with a novel MOA for CD137 agonism by its natural ligand-like binding. ADG106 has not been observed to bind to unstimulated naive T-cells, which have no detectable level of CD137 expression. ADG106 is also designed to bind to activated NK cells to boost their cytotoxic and ADCC functions. ADG106 can also mediate cross-linking via Fc receptors, which are critical for its activity.

The figure below shows how ADG206 and ADG106 are designed to target a unique epitope of CD137 and overcome the challenges of anti-CD137 therapy.

ADG 106/206 target a unique epitope of CD137/4-1BB pathway validated by CAR-T

ADG206 POWERbody: Our Fc-Enhanced IgG1 SAFEbody is a Next Generation Anti-CD137 Therapy

ADG206 is designed to solve the safety and efficacy challenges of anti-CD137 therapy, leveraging learnings from development of urelumab (another company’s anti-CD137 targeting antibody), which showed single agent clinical efficacy and dose-dependent liver toxicity in clinic, as well as the clinical development of our unmasked anti-CD137, ADG106, which is the activated form.

In August 2022, following completion of IND enabling studies, we submitted a Human Research Ethics Committee (HREC) regulatory filing in Australia to advance this anti-CD137 POWERbody™, ADG206, into a phase 1 clinical trial in patients with advanced metastatic solid tumors. We have subsequently initiated dose escalation in a phase 1 trial evaluating safety, efficacy and tolerability profiles for ADG206 POWERbody in patients with advanced/metastatic tumors. This next generation anti-CD137 candidate is the first POWERbody candidate to advance into clinic, combining SAFEbody precision masking, Fc-engineering and targeting of a unique epitope to solve the safety and efficacy challenges of anti-CD137 therapies.

We previously reported preclinical data showing how this, Fc-enhanced anti-CD137 agonistic POWERbody incorporates SAFEbody® precision masking technology for conditional activation and is designed to achieve improved safety and efficacy. We reported data from preclinical studies demonstrating that the FcgR-mediated crosslinking of ADG206 in IgG1 format enhances T-cell responses and antitumor activity, while the SAFEbody masking technology secures its activation in the TME to limit on-target off-tumor toxicities.

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

Clinical Development Status:

ADG206 is currently in phase 1 development with monotherapy dose escalation ongoing. As of this annual report, we have enrolled 10 patients and dose escalation continues with a cohort ongoing at 3 mg/kg Q3W. No MTD has yet been reached.

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

Clinical Development Status:

ADG106 is being evaluated in combination settings in two investigator-initiated trials in Singapore. For details, please see “— Clinical Collaboration Agreements.”

IND-READY CANDIDATES & PRECLINICAL PIPELINE

In addition to our clinical-stage product candidates, we have several differentiated IND-ready and preclinical candidates with potential to become first and/or best-in-class programs by leveraging our precision masking technology. These programs are in various stages of drug discovery and preclinical evaluation utilizing our three DPL platform technologies NEObody, SAFEbody, and POWERbody.

Examples of our preclinical assets include:

●	ADG153: This masked anti-CD47 IgG1 SAFEbody is differentiated by the novel epitope it recognizes, its strong antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP) activity, and precision masking for conditional activation. It is designed to realize the full potential of anti-CD47 therapy for both hematologic and solid tumor indications. ADG153 targets a unique epitope with reduced hemagglutination activities in comparison with two benchmark antibodies. It incorporates SAFEbody masking technology to limit on-target off-tumor toxicities and overcome the known safety liabilities of anti-CD47 therapies. The safety mask prevents its rapid clearance by CD47 directed antigen sink effect. Preclinical data demonstrated that ADG153 IgG1 was well tolerated, did not induce human hemagglutination and significantly reduced anemia-related and antigen sink liabilities. In particular, ADG153 IgG1 at a 10 mg/kg dose demonstrated only an 8 percent decrease in red blood cell counts, compared to a 49 percent decrease with a benchmark antibody which is in IgG4 format (analog of magrolimab). After a single intravenous dose, ADG153 IgG1 demonstrated an approximately 8-fold longer apparent half-life and 5-fold higher area under the curve (AUC) at 10mg/kg than the benchmark. Results also showed that ADG153 IgG1 demonstrated greater anti-tumor activity than the benchmark. In a poster presentation at AACR 2023, we reported additional preclinical data for ADG153. The data demonstrated strong in vivo anti-tumor activities in solid tumor models and a robust safety profile due to preferential CD47 target engagement in the tumor microenvironment. We believe it is the first anti-CD47 antibody in IgG1 isotype that shows strong ADCC and ADCP effects for tumor killing without serious safety liabilities. ADG153 is currently IND-ready.
●	ADG138: This novel HER2xCD3 POWERbody is masked on both arms with an impressively high therapeutic index relative to its parental non-masked TCE in both HER2 high and low expressing solid tumors including HER2 high resistant/refractory tumors relative to a benchmark antibody (DS-8201, a HER2 targeting antibody drug conjugate commercially available in specific indications). ADG138 preclinical data support its development for HER2-expressing solid tumors as a single agent and in combination with other immune modulating agents. Preclinical data demonstrated the excellent safety profile of ADG138, including 100-fold greater reduction in cytokine release compared to its parental TCE. Results showed that ADG138 has potent anti-tumor activity in HER2 high and low expressing tumors, as well as resistant/refractory tumors. ADG138 also had synergistic anti-tumor activity in HER2 positive tumors when combined with anti-CD137 or anti-PD-1 therapy, or tumor targeted CD28 bispecific antibody. ADG138 is currently IND-ready.
●	ADG152: This CD20xCD3 POWERbody integrates the company’s proprietary bispecific TCE platform with SAFEbody precision masking technology to minimize cytokine release syndrome (CRS) and on-target off-tumor toxicities for an increased therapeutic index. The anti-CD20 arm of ADG152 has enhanced the binding to CD20, while its anti-CD3 arm has tailor made affinity for CD3 using SAFEbody technology. In comparison with a benchmarked antibody in clinical development (analog of plamotumab), ADG152 showed improved safety with cytokine release control even at a 100-fold higher dose than the benchmarked antibody analog and 2- to 3-fold prolonged half-life than the benchmarked antibody analog in exploratory preclinical monkey studies. In preclinical mouse xenograft tumor models, ADG152 demonstrated strong and sustained anti-tumor activity, with almost complete tumor growth inhibition when dosed at 1.5 mg/kg. ADG152 is currently in the IND-enabling phase.
●	CD28 T-cell engagers: We are developing anti-CD28 bispecific POWERbody TCEs that exhibit enormous potential to fulfill the promises of safe and durable T-cell mediated synergistic immunotherapies when combined with CD3 bispecific POWERbody TCEs and/or checkpoint inhibitors. Enabled by our suite of antibody platform technologies, preclinical data demonstrated the potential to mitigate the serious safety concerns of CD28 activation and make custom designed antibodies targeting a highly conserved epitope with broad species reactivity. We currently have multiple tumor associated antigen (TAA)xCD28 POWERbodies in preclinical development, such as B7-H3xCD28 and HER2xCD28, which can also be combined with our CD3 TCEs to achieve safe, powerful and durable immunotherapy for solid tumors through combination of the fundamental mechanisms and pathways across the cancer immunity cycle. For the avoidance of doubt, as of the date of this annual report, the CD28 T-cell engagers have not entered into IND-enabling stage.

OUR PLATFORM

Overview

Our proprietary DPL platform is built upon our insights into precise and dynamic antibody-antigen interaction. As such, our DPL platform has been designed to enable the discovery of antibodies with better developability properties. By addressing the challenges in traditional antibody design and engineering, we believe that our DPL platform will enable us to improve the efficacy and safety profile of antibody therapeutics. Our DPL platform is empowered by computational biology and three innovative technologies: NEObody, SAFEbody, and POWERbody.

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

We have developed our proprietary DPL platform to explore the dynamic conformational diversity of protein sequences, and the flexible binding sites of antibody sequences in particular, as a new paradigm for antibody drug discovery. Our DPL platform combines computational biology, algorithms and ever-increasing big data in antibody sequence, structure, binding epitope and affinity from public and our own proprietary databases to design, construct and screen high-quality proprietary antibody libraries with well-defined sequence, scaffold and biophysical attributes for antibody drug discovery. Powered by computational physics in combination with these approaches, our DPL platform samples a potentially infinite number of dynamic binding interface structures arising from the conformational diversity of a finite number of antibody amino acid sequences, allowing us to exponentially expand the universe of candidate antibody binding sites far beyond conventional natural or synthetic antibody repertoires. By exploiting conformational diversity, we have designed and precisely constructed approximately one trillion (1012) antibody sequences in our DPL. These antibodies feature broad epitope (the portion of an antigen that is recognized by an antibody) coverage and robust chemistry, manufacturing, and control, or CMC, attributes.

We believe our antibody discovery and engineering DPL platform significantly increase R&D productivity for antibody drug discovery, as illustrated by our clinical and preclinical pipeline. For example, DPL screening against CTLA-4 or CD137 antigens has yielded a large number of high affinity primary hits. The abundant discovery hits with diversified binding epitopes show the power of our DPL platform not only in creating novel antibodies in targeting different epitopes of a given antigen, but also in targeting the conserved epitope across different species of a given antigen with broad species cross-reactivity from human, monkey to mouse, which enables us to study their efficacy and safety in extensive immuno-competent or syngeneic animal models, to explore their pharmacodynamics and predictive biomarkers in responding vs nonresponding tumor models in vivo, and to understand their deep target biology and novel MOA before testing them in human clinical trials to look for their clinical signals consistent with their MOA. Our DPL platform empowers us to engage the dynamic epitope of the conformationally dynamic target which might be challenging using conventional antibody discovery approaches. We believe that the high-affinity and cross-reactive primary hits from our DPL screening save time and cost from discovery to early clinical proof of concept. The broad species cross-reactivity of the primary hits also streamlines lead identification and potentially enables high fidelity translation from preclinical to clinical studies. Furthermore, we believe our DPL expands the diversity at the start of discovery to maximize the chance that suitable leads are found on the first pass.

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

Our DPL is a large physical phage library (~1012) that contain our synthetic designer antibodies with flexible antibody binding interface. The combination of binding interface flexibility with the variation of amino acid sequences in the antigen binding interface exponentially increases the conformational diversity of our DPL libraries, far beyond conventional natural or synthetic antibody libraries. Our DPL screening against target antigens have yielded a large number of high affinity primary hits. For example, the anti-CTLA-4 antibody ADG116, was identified from 74 high affinity primary hits with a wide range of epitope diversity in terms of their species cross-reactivities: 19 clones are human, monkey, canine and mouse cross-reactive; 12 clones are human and monkey cross reactive but weak mouse cross-reactive; 32 clones are human and monkey cross-reactive; 11 clones only recognize human CTLA-4. The abundant discovery hits with diversified binding epitopes for varying degree of species cross-reactivity show the power of our DPL not only in creating novel NEObodies in targeting different epitopes of a given antigen, but also in targeting the conserved epitope across different species of a given antigen to enable translational studies from immune-competent animal tumor models to human patients due to their broad species cross-reactivities.

We believe that the high affinity and species cross-reactive primary hits from our DPL screening saves time and cost from primary hits to straight PCC. The broad species cross-reactivity of the primary hits also streamlines lead identification through simple syngeneic tumor models for safety and efficacy testing. The robust CMC attributes of our DPL are designed to also eliminate the requirement to optimize antibody sequences before starting CMC process for IND enabling and formulation studies. Furthermore, we believe our DPL of approximately one trillion (1012) antibody sequences expands the diversity at the start of discovery to maximize the chance that suitable leads are found on the first pass. In conclusion, we believe our proprietary antibody discovery and engineering DPL platform significantly increases R&D productivity for antibody drug discovery. It has enabled us to generate highly differentiated PCC molecules that we believe can target the conserved epitope across different species for novel MOAs and also facilitate seamless translational studies from animals to human via their broad species cross-reactivity.

CLINICAL COLLABORATION AGREEMENTS

To further advancement of our pipeline, we have put in place various clinical collaborations with pharmaceutical companies and academic or research organizations. We completed several such agreements to support the clinical evaluation of our wholly-owned pipeline candidates. These include:

●	In December 2022, we announced a clinical trial collaboration agreement with Roche to evaluate the triple combination of our ADG126 with Roche’s atezolizumab and bevacizumab in first-line treatment of advanced hepatocellular carcinoma (HCC). The collaboration will utilize Roche’s MORPHEUS platform for rapid and efficient combination development. Under the collaboration, Roche is sponsoring and conducting a randomized phase 1b/2 multi-national trial to evaluate the efficacy, safety and pharmacokinetics of ADG126 in combination with bevacizumab and atezolizumab. Each company is supplying its respective anti-cancer agent(s) to support the trial. We will retain global development and commercialization rights to ADG126.
●	In August 2022 and October 2021, we announced agreements with research organizations in Singapore for an investigator-initiated trials of our ADG106 clinical candidate with neoadjuvant chemotherapy (doxorubicin and cyclophosphamide followed by paclitaxel) in early-stage, HER2 negative breast cancer and in combination with anti-PD-1 therapy in patients with advanced non-small cell lung cancer (NSCLC), respectively. These phase 1b/2 clinical trials (ADG106-T6001 and ADG106-T6002) have been conducted at the National University Cancer Institute, Singapore and the National Cancer Centre Singapore, in collaboration with the Singapore Translational Cancer Consortium.
●	In July 2021, we entered into two clinical collaborations with Merck, a leader in immuno-oncology. The clinical collaboration and supply agreements include two open-label, dose escalation and expansion clinical studies to evaluate our anti-CTLA-4 mAb product candidates, ADG126 and ADG116, in combination with pembrolizumab for patients with advanced/metastatic solid tumors, respectively. Under terms of the agreement, Merck provides pembrolizumab and input on our clinical trials evaluating pembrolizumab in combination with ADG126 and ADG116, respectively.

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

Previously, we have entered into technology licensing agreements with Sanofi and Exelixis to develop antibody-based therapeutics against tumor targets using our SAFEbody technology. We have also out-licensed the Greater China rights for two antibody candidates to Dragon Boat Pharmaceuticals and its affiliates. Additionally, we have leveraged our DPL technology platform and antibody discovery and engineering capabilities in discovery efforts with the NIH, and Mitsubishi Tanabe, Celgene (now BMS) and GSK.

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

Under the Sanofi Agreement, we received a US$17.5 million upfront payment in 2022 for Sanofi to advance two initial Sanofi antibody candidates in the collaboration, followed by options to intiate for two additional candidates. To exercise an option, Sanofi is obligated to pay an additional fee. In 2023, we did not receive any additional fees from Sanofi under the agreement.

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

In December 2021, we achieved a key milestone in the collaboration for successful nomination of SAFEbody candidates, which triggered a US$3.0 million milestone payment received by Adagene in January 2022. As of the date of this annual report, we have received US$18.1 million in aggregate payments, including an upfront fee of US$11.0 million received in 2021, the milestone fee of US$3.0 million and an upfront fee of US$1.1 million for an expanded collaboration in SAFEbody discovery received in 2022, and another milestone fee of US$3.0 million received in 2023 under the Exelixis Agreement.

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

In addition to the upfront payment of US$11.0 million received in 2021, in the aggregate, we could be eligible to receive up to US$55,000,000 in development milestone payments, among which we have received US$3.0 million in 2022 and US$3.0 million in 2023, US$200,000,000 in regulatory milestone payments, and up to US$525,000,000 in sales milestone payments for both targets under the Exelixis Agreement. In addition, we are entitled to receive mid-single-digit percentage net sales-based royalties on products developed under the Exelixis Agreement, subject to certain reductions. Royalties, if any, will be payable on a country-by-country and product-by-product basis, until the latest of (i) the tenth anniversary of the first commercial sale of such product in such country, (ii) the expiration of the last-to-expire of certain specified patents that cover such product’s composition of matter or method of use as sold in such country or (iii) the expiration of regulatory or data exclusivity for such product in such country.

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

As of the date of this annual report and since the date of respective agreement, we have received approximately US$1.5 million and US$1.2 million in aggregate payments under the 2018 Sanjin Agreements and the 2019 Dragon Boat Agreements, respectively.

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

Examples of such prior agreements include:

●	We collaborated with Dr. Richard Childs, Chief of the Laboratory of Transplantation Immunotherapy at National Heart Lung and Blood Institute, part of the National Institutes of Health, or NIH, NHLBI, who has used antibodies discovered by us to develop a CAR-T cell therapy candidate targeting a human endogenous retrovirus expressed in the majority of clear cell kidney tumors. In January 2021, we announced the successful completion of our component of the collaboration. The NIH leads and is responsible for the manufacturing and clinical development of the CAR-T cell therapy candidate.
●	Under a material transfer agreement, we developed SAFEbody drug conjugates candidates against a tumor target selected by Tanabe Research Laboratories, Inc.
●	We had worked with Celgene (now Bristol-Myers Squibb) to discover antibodies targeting novel antigens using our proprietary DPL platform.
●	We collaborated with GlaxoSmithKline (China), or GSK China, where we were engaged to generate high affinity antibodies against multiple epitopes of multi-transmembrane targets; and
●	We worked with Jiangsu Hengrui Medicine Company Limited, or Jiangsu Hengrui, where we were able to discover cross-reactive agonistic antibody for immuno-oncology.

INTELLECTUAL PROPERTY

Protection of our intellectual property is fundamental to the long-term success of our business. Specifically, our success is dependent on our ability to obtain and maintain protection for our technology and the know-how related to our business, defend and enforce our intellectual property rights, and operate our business without infringing, misappropriating, or otherwise violating valid and enforceable intellectual property rights of others. Our patent strategy is focused on seeking coverage for our core technologies and products, such as the DPL platform, ADG126, ADG116, ADG206 and ADG106. We also rely on trade secret protection of our confidential information and know-how relating to our proprietary technology, platforms and product candidates, and continuing innovation to develop, strengthen, and maintain our proprietary position in our technology, platforms and product candidates. We expect to rely on data exclusivity, market exclusivity, patent term adjustment and patent term extensions when available.

As of February 29, 2024, we owned 3 issued patents and 15 pending patent applications in China and we also owned 2 issued patents and 13 pending applications in Europe filed with the European Patent Office, 7 issued patents, 17 pending patent applications and 2 pending provisional applications in the United States, as well as 9 pending international PCT applications, 13 issued patents and 106 pending patent applications in other jurisdictions. Our patents and patent applications cover our key technologies and product candidates, including the DPL platform, our clinical candidates, ADG126, ADG116, ADG206, ADG106 and our preclinical candidates including ADG153, ADG138 and ADG152. Excluding any patent term adjustment and patent term extension, our currently issued patents are expected to expire from 2033 to 2039. If any patents issue from our pending patent applications, excluding any patent term adjustments and patent term extension, such patents will be expected to expire from 2033 to 2043. The following table summarizes material pending patent applications in the United States, China, Europe and under Patent Cooperation Treaty, or PCT, covering our product candidates, including ADG126, ADG116, ADG206, ADG106, ADG104 and ADG125.

Product Candidates	Title of Patent Application	Type of Patent Applications(1)	Jurisdiction
ADG126	Anti-CTLA-4 antibodies and methods of making and using the same	Composition of matter/ method of use/ method of making	United States of America, China and European Patent Office
ADG116	Anti-CTLA-4 antibodies and methods of making and using the same	Composition of matter/ method of use/ method of making	United States of America, China and European Patent Office
ADG206	Anti-CD137 antibodies and methods of making and using the same	Composition of matter/method of use/method of making	Patent Cooperation Treaty(2)
ADG106	Anti-CD137 molecules and uses thereof Combination therapy comprising anti-CD137 antibodies	Composition of matter/ method of use/ method of making method of treatment/ method of use	United States of America China and European Patent Office
ADG104	Anti-PD-L1 antibodies and use thereof	Composition of matter/ method of use/ method of making	United States of America and European Patent Office
ADG125	Anti-CSF1R molecules and use thereof	Composition of matter/method of use/method of making	United States of America and European Patent Office
(1)	You should read the Risk Factors included elsewhere in this annual report for important information about risks posed by the loss of patent protection, in particular the risks described under “Item 3 Key Information—3.D.Risk Factors—Risks Related to Our Intellectual Property.”
(2)	Patent Application of ADG206 has not yet entered into national phase of Patent Cooperation Treaty.

The following table summarizes material issued patents in the United States, Europe and China covering our proprietary technologies and product candidates.

Application No.	Title of Patent	Type of Patent(1)	Jurisdiction
13877452.6	An Integrated System for Library Construction, Affinity Binder Screening and Expression Thereof	Method	European Patent Office
201380074656.1	An Integrated System for Library Construction, Affinity Binder Screening and Expression Thereof	Method	China
14908246.3	Methods and Systems for Autoinduction of Protein Expression	Method	European Patent Office
15536939	Methods and Systems for Autoinduction of Protein Expression	Method	United States of America
201480084652.6	Methods and Systems for Autoinduction of Protein Expression	Method	China
201410789857.6	Filter Vector System And Its Applications	Method	China
16108018	Anti-CD137 Molecules and Use Thereof	Composition of matter	United States of America
16640684	Method for Treating Cancer using anti-CD137 antibody	Method	United States of America
16640673	Dynamic Human Antibody Light Chain Libraries	Library	United States of America
16640679	Dynamic Human Heavy Chain Antibody Libraries	Library	United States of America
16265946	Anti-CTLA-4 Antibodies And Methods of Making and Using the Same	Composition of matter	United States of America
16966844	Anti-CTLA4 Antibodies And Methods of Making and Using the Same	Composition of matter	United States of America
(1)	You should read the Risk Factors included elsewhere in this annual report for important information about risks posed by the loss of patent protection, in particular the risks described under “Item 3 Key Information—3.D.Risk Factors—Risks Related to Our Intellectual Property.”

We continually assess and refine our intellectual property strategy as we develop new platform technologies and product candidates. To that end, we are prepared to file additional patent applications relating to the new technologies that we develop if our intellectual property strategy requires such filings, or where we seek to adapt to competition or seize business opportunities. In addition to filing and prosecuting patent applications inthe United States and China, we may elect to file counterpart patent applications in additional countries and regions where we believe such foreign filing is likely to be beneficial.

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

We seek to ensure that investments made into the development of our technology are protected by relying on a combination of patents, trademarks, copyrights, trade secrets and contractual rights, including license agreements. In addition to our patent portfolio described above, as of February 29, 2024, our PRC subsidiary owned 76 registered trademarks relating to various aspects of our operations, and two registered domain names in China. To protect our rights, we seek to enter into confidentiality agreements, nondisclosure agreements and employee disclosure and invention assignment agreements with our employees, contractors and other third parties who may have or need access to our confidential information. We have also employed internal policies, encryptions and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. If our employees, contractors or other third parties violate these agreements or otherwise infringe upon, misappropriate or otherwise violate our intellectual property rights, we may seek to enforce our rights against such parties. In addition, from time to time, third parties may initiate litigation against us alleging infringement, misappropriation or other violation of their proprietary rights or declaring their noninfringement of our intellectual property rights. An adverse result in any such proceeding could enjoin the commercialization of our technology platform and product candidates, result in significant damages, and have a material adverse effect on our business. Even if we are successful in any such litigation, we may be required to incur significant costs and dedicate significant personnel time in defending such litigation. For more information on these and other risks related to intellectual property, see “Item 3 Key Information—3.D. Risk Factors—Risks Related to Our Intellectual Property.”

MANUFACTURING AND SUPPLY

Adagene currently outsources the GMP manufacturing, QC testing and QA release of clinical trial materials to WuXi Biologics. We have entered into a framework agreement with Wuxi Biologics, under which it provides services to us on a project-by-project basis. Adagene is also working with other qualified manufacturers to optimize manufacturing outsourcing for the clinical supply production. Adagene has assembled a seasoned internal team with rich experience to oversee the clinical manufacturing to comply with cGMP guidelines and other applicable regulations required by agencies. Currently, Wuxi Biologics as our main CDMO is responsible for obtaining raw materials from multiple suppliers that we believe have sufficient capacity to meet our demands. We expect to continue our relationships with WuXi Biologics while Adagene is continuously evaluating multiple global vendors to ensure continuous supply of Adagene pipeline products for on-going and planned clinical trials.

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

Our clinical stage products include ADG126 and ADG116, which are investigational fully human anti-CTLA-4 mAbs generated through the combination of our SAFEbody and NEObody technologies (with respect to ADG126) and NEObody technology only (with respect to ADG116). The primary competition for these two candidates is expected to be within the anti-CTLA-4 monoclonal antibody market. As of February 29, 2024, Yervoy (ipilimumab) from BMS and Imjudo (tremelimumab) from AstraZeneca are the two marketed anti-CTLA-4 therapies approved by FDA for various cancer indications. Iplilimumab is approved both as a monotherapy and a combination therapy in seven indications, while tremelimumab is approved as a combination therapy for two indications.

In addition to the marketed anti-CTLA-4 therapies, there are multiple “next generation” anti-CTLA-4 antibodies in clinical development globally. Examples of these programs include: Agenus (Zalifrelimab/AGEN1181), Bristol-Myers Squibb Company (BMS-986288), Merck (quavonlimab/MA-1308), Onco-C4, Inc. (ONC-392) and Xilio (XTX101). Yervoy was also approved in China in 2021, where additional CTLA-4 antibodies are in clinical development. These anti-CTLA-4 therapies in development in China include HBM4003 from Harbour BioMed and CD1002 from CStone Pharmaceuticals (Suzhou) Co., Ltd.

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

We are also developing the anti-CD137 targeting antibodies ADG206 and ADG106. As of the date of this annual report, to our best knowledge, there are no marketed CD137 agonist drugs. We believe the primary competition for these candidates is with other clinical-stage CD137 agonist product candidates. We expect our primary competition for this candidate to be with other clinical-stage CD137 agonist product candidates. As of the date of this annual report, there are no marketed CD137 agonist drugs. The two leading molecules in clinical trials are utomilumab (PF-05082566) from Pfizer and urelumab (BMS-663513) from BMS. Other anti-CD137 monoclonal antibody candidates in earlier stages of development include YH004 from Eucure, EU101 from Eutilex, ATOR-1017 from Alligator Bioscience, LVGN6051 from Lyvgen, CTX-471 from Compass Therapeutics, and AGEN2373 from Agenus.

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will remain in effect through 2031, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through 2032, unless Congress takes additional action. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Further, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which have resulted in several recent Congressional inquiries and proposed and enacted bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. Under the American Rescue Plan Act of 2021, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs was eliminated. Elimination of this cap may require pharmaceutical manufacturers to pay more in rebates than it receives on the sale of products, which could have a material impact on our business. In August 2022, Congress passed the Inflation Reduction Act of 2022, or IRA, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Various industry stakeholders, including certain pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government asserting that the price negotiation provisions of the IRA are unconstitutional. The impact of these judicial challenges, legislative, executive, and administrative actions and any future healthcare measures and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates if approved.

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

Regulations on Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of PRC, or the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the Standing Committee of the NPC, in December 1993 and further amended in December 1999, August 2004, October 2005, December 2013 and October 2018, respectively. Recently it was amended in December 2023 and will come into effect on July 1, 2024. According to the PRC Company Law, companies are generally classified into two categories: limited liability companies and companies limited by shares. The PRC Company Law also applies to foreign-invested limited liability companies. According to the PRC Company Law, where laws on foreign investment have other stipulations, such stipulations shall prevail.

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

Patents

According to the Patent Law of the PRC, which was promulgated by the Standing Committee of the NPC in March 1984, amended in September 1992, August 2000, December 2008 and October 2020, and came into effect in June 2021, and the Implementation Rules of the Patent Law of the PRC, which was promulgated by the State Council in June 2001 and amended in December 2002, January 2010 and December 2023, there are three types of patents in the PRC: invention patents, utility model patents and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent, commencing from their respective application dates. For the purpose of compensating for the time taken to evaluate and approve a new drug to be put on market, the patent administrative department under the State Council shall grant compensation for duration of patent rights for invention of a new drug approved to be put on market in the PRC upon request of the patentee. The compensation period shall not exceed five years, and the total validity period of patent rights for a new drug approved to be put on market shall not exceed 14 years.

In the process of evaluation and approval of marketing of a drug, where a dispute arises over the patent rights relating to the drug for which registration is applied between a drug marketing authorization applicant and a relevant patentee or interested party, the relevant party may file a lawsuit with a people’s court, requesting a ruling on whether the relevant technical solution of the drug for which registration is applied falls within the scope of protection of others’ drug patent rights. The drug regulatory department under the State Council may, within the stipulated period, make a decision on whether to suspend the approval of marketing of the drug concerned based on the effective judgment made by the people’s court. A drug marketing authorization applicant and a relevant patentee or interested party may also request an administrative ruling from the patent administrative department under the State Council in respect of a dispute over patent rights relating to the drug for which registration is applied.

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

Furthermore, in March 2024, CAC issued the Provisions on Promoting and Regulating Cross-border Flow of Data, which provide that unless otherwise stipulated, data processors shall apply for security assessment for cross-border data transfer in any of the following circumstances: (i) outbound transfer of personal information or important data by CIIO Operators; or (ii) outbound transfer of important data by a data processor other than CIIO Operators, or outbound transfer of personal information (other than sensitive personal information) of more than 1 million people or sensitive personal information of more than 10,000 people by a data processor other than CIIO Operators since January 1 of the same year.

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

Regulations on Fire Protection

The Fire Prevention Law of the PRC, or the Fire Prevention Law, was adopted in April 1998 and last amended in April 2021. The Fire Prevention Law provides that fire control design and construction of a construction project shall comply with the State’s fire control technical standards. Developers, designers, builders and project supervisors shall be responsible for the quality of the fire control design and construction of the construction project pursuant to the law. Development project fire safety design examinations and acceptance systems shall be implemented for development projects which are required to have fire safety design in accordance with the national fire protection technical standards. The Interim Provisions on the Administration of Fire Protection Design Examination and Acceptance of Construction Projects, which was promulgated in April 2020 and recently amended in August 2023, provides that the fire safety design examination and acceptance systems shall be implemented for special construction projects subject to the standards and restrictions of the specific building area and use. Other construction projects shall be subject to the filing and selective examination systems.

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

SAFE promulgated the Notice by the SAFE of Further Deepening Reform and Promoting Cross-border Trade and Investment Facilitation, or Circular 28 in 2023, effective on December 4, 2023. According to Circular 28 in 2023, the capital funds and foreign exchange receipts under the account of foreign debts of a non-financial enterprise and RMB funds obtained from foreign exchange settlement thereof shall be used under the principles of veracity and self-use, and shall not be used for expenditures prohibited by laws. Unless otherwise prescribed, they shall not be used for investment in securities or other wealth management investment, except for wealth management products with risk ratings of not higher than Grade II and structured deposits, and for granting loans to non-affiliated enterprises, except explicitly permitted in the business scope or in special regions. On October 23, 2019, SAFE promulgated the Circular of the SAFE on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28 in 2019, which permits non-investment non-PRC-invested enterprises to use their capital funds obtained from overseas exchange settlement to make equity investments in the PRC, with genuine investment projects and in compliance with effective non-PRC investment restrictions and other applicable laws. On April 10, 2020, SAFE issued a Notice of Optimizing Foreign Exchange Administration to Support Foreign Business Development, which allows foreign enterprises to use receipts of capital funds from overseas without providing banks with authenticity certification materials on a transaction-by-transaction basis in advance, provided that the use of such receipts of capital funds from overseas is genuine and in compliance with certain applicable administrative regulations.

Dividend Distribution

The SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control in January 2017, which stipulates several capital control measures with respect to outbound remittance of profits from domestic entities to offshore entities, including the following: (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements when handling outward remittance of profits equivalent to more than USD 50,000 for a PRC institution; and (2) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, domestic entities shall make detailed explanations of sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

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

4.D. Property, Plants and Equipment

Our headquarter is based in Suzhou, China, which are approximately 2,946 square meters in size. The expiration dates of the lease agreements for this facility range from September 15, 2024 to October 7, 2026. We also have a 650 square feet facility in San Diego, California for laboratory, research and development functions, the lease for which expires on September 30, 2024. We do not expect difficulties in renewing lease agreements for our facilities.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report.

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

Our DPL fuels our three antibody technology platforms, which can be used alone or together to create novel, differentiated antibody-based therapeutic candidates. By leveraging our proprietary DPL platform and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of development, ranging from research and discovery to preclinical and clinical development. Our highly differentiated and wholly-owned clinical-stage pipeline consists of two anti-CTLA-4 antibodies ADG126 (SAFEbody and NEObody) and ADG116 (NEObody), and two anti-CD137 antibodies ADG206 (POWERbody) and ADG106 (NEObody). ADG126, ADG116 and ADG106 are in Phase 1b/2 clinical evaluation in single agent and/or combination clinical trials designed to evaluate safety and preliminary efficacy, while ADG206 is in Phase 1 single agent clinical trial. We also have a robust preclinical pipeline of four programs in IND-enabling studies, including a masked anti-CD47 SAFEbody, as well as over 50 programs in various stages of discovery.

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

Since inception, we have incurred significant operating losses. Our net losses were US$73.2 million, US$80.0 million and US$18.9 million for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, we had accumulated deficit of US$277.8 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue advancement of and investment in our proprietary DPL platform;
●	advance the development of ADG126, ADG116, ADG206, ADG106 and other preclinical drug candidates;
●	continue our ongoing and planned research and development of other lead product candidates;
●	discover and develop additional antibody product candidates and further expand our preclinical and clinical product pipeline;
●	maintain, expand and protect our intellectual property portfolio;
●	expand our collaborations with contract manufacturing organizations and contract research organizations;
●	seek regulatory approvals for any product candidates that successfully complete clinical trials;
●	establish sales and marketing teams and distribution network to commercialize any product candidate for which we may obtain regulatory approval;
●	attract, hire and retain additional clinical, scientific, management and administrative personnel;
●	expand our operations globally; and
●	incur additional costs associated with operating as a public company.

Key Components of Results of Operations

Revenue

Licensing and collaboration revenue. Our licensing and collaboration revenue is currently comprised of upfront and/or milestone payments associated with out-licensing arrangements. Our licensing and collaboration revenue for the years ended December 31, 2021, 2022 and 2023 was primarily derived from granting licenses to use and otherwise exploit certain of our intellectual properties. To date, we have not generated any revenue from the sale of products and do not expect to generate any revenue from product sales in the near future.

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

For the years ended December 31, 2021, 2022 and 2023, our research and development expenses were US$68.1 million, US$81.3 million and US$36.6 million, respectively. The increase in 2022 was primarily due to increased research and development activities for our clinical programs and preclinical testing for candidates in the IND-enabling phase. In 2023, the decrease of approximately 55% reflects clinical focus on and prioritization of the company’s masked, anti-CTLA-4 SAFEbody ADG126.

Our research and development expenses may vary substantially from period to period according to the status of our research and development activities. The timing of expenses is impacted by the commencement of clinical trials and enrollment of patients in clinical trials. The successful development of our product candidates is uncertain.

The following table summarizes our research and development expenses for our clinical-stage product candidates, preclinical product candidates and research pipeline for the years ended December 31, 2021, 2022 and 2023, respectively.

	For the Year
	Ended
	December 31,
	2021	2022	2023
	US$	US$	US$

	(in thousands)
ADG126	3,543	19,229	20,855
ADG116	11,236	15,271	5,779
ADG106	14,798	4,604	2,209
Preclinical product candidates, research pipeline and others	38,522	42,236	7,796
Total	68,099	81,340	36,639

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

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Adagene (Hong Kong) Limited, is subject to Hong Kong profits tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. Under Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as there were no assessable profits derived from or earnings in Hong Kong for the years ended December 31, 2021, 2022 and 2023.

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

PRC

Our subsidiary in China is incorporated under PRC law and, as such, is subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 and was last amended in December 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In accordance with the implementation rules of EIT Law, a qualified Technology Advanced Service Enterprises, or TASE, is eligible for a preferential tax rate of 15%. The TASE certificate is effective for three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant TASE criteria before using the preferential rate. An entity could apply for the TASE certificate every year. Adagene Suzhou was first recognized as a qualified TASE in March 2015 and renewed in December 2018 and December 2021. Adagene Suzhou can enjoy the preferential tax rate of 15% from 2015 to at least November 2024. In addition, the research and development expenses of Adagene Suzhou were subject to a 75% super-deduction for the income tax, which increased to 100% from October 2022 to December 2022. Since January 1,2023, if the research and development expenses actually incurred by the enterprise in carrying out research and development activities are not included in the current profit or loss as intangible assets, on the basis of actual deduction according to regulations, 100% of the actual amount will be deducted before tax. If intangible assets are formed, 200% of the cost of intangible assets will be amortized before tax. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

We did not transfer any assets or liabilities in or out of Level 3 during the year ended December 31, 2022 or 2023.

We had no financial assets and liabilities measured and recorded at fair value on a nonrecurring basis as of December 31, 2022 and 2023.

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of our technologies under development and clinical trials such as payments to contract research organizations, or CRO, and contract manufacturing organizations, or CMO, investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, (4) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses. As of December 31, 2023, we have several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at our option. We did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2022 or 2023 as we did not have any plan to cancel the existing CRO or CMO contracts.

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

We have incurred net accumulated operating losses for income tax purposes since our inception. We believe that it is more likely than not that these net accumulated operating losses will not be utilized in the near future. Therefore, we have provided full valuation allowances for the deferred tax assets for subsidiaries other than the U.S. subsidiary as of December 31, 2021 and for all subsidiaries as of December 31, 2022 and 2023. For the year ended December 31, 2021, 2022 and 2023, income tax expense was US$1.7 million, US$0.5 million and US$1.7 million due to taxable profits generated by the U.S. subsidiary, respectively.

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

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year eneded December 31,
	2021	2022	2023

Risk-free interest rate	1.11% - 1.67%	1.92% - 4.25%	3.38% - 4.86%
Dividend yield	0%	0%	0%
Expected volatility range	73.1% - 75.5%	74.2% - 74.9%	72.6% - 73.1%
Exercise multiple	2.2 – 2.8	2.2 – 2.8	2.2 – 2.8
Contractual life	10 years	10 years	10 years

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

	For the Year Ended
	December 31,
	2021	2022	2023
	US$	US$	US$

	(in thousands, except per share information)

Revenue:
Licensing and collaboration revenue	10,175	9,293	18,111
Operating expenses and income:
Research and development expenses	(68,099)	(81,340)	(36,639)
Administrative expenses	(14,440)	(11,874)	(8,673)
Other operating income, net	—	—	3,481
Loss from operations	(72,364)	(83,921)	(23,720)
Interest income	76	378	4,283
Interest expense	(364)	(693)	(1,108)
Other income, net	1,779	2,168	1,844
Foreign exchange gain (loss), net	(603)	2,555	1,446
Loss before income tax	(71,476)	(79,513)	(17,255)
Income tax expense	(1,702)	(459)	(1,691)
Net loss attributable to Adagene Inc.’s shareholders	(73,178)	(79,972)	(18,946)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	257	(755)	(951)
Total comprehensive loss attributable to Adagene Inc.’s shareholders	(72,921)	(80,727)	(19,897)
Net loss attributable to Adagene Inc.’s shareholders	(73,178)	(79,972)	(18,946)
Accretion of convertible redeemable preferred shares to redemption value	(28)	—	—
Net loss attributable to ordinary shareholders	(73,206)	(79,972)	(18,946)
Weighted average number of ordinary shares used in per share calculation:
—Basic	50,032	54,135	54,738
—Diluted	50,032	54,135	54,738
Net loss per ordinary share
—Basic	(1.46)	(1.48)	(0.35)
—Diluted	(1.46)	(1.48)	(0.35)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Licensing and collaboration revenue

Our licensing and collaboration revenue was US$18.1 million for the year ended December 31, 2023, compared to US$9.3 million for the year ended December 31, 2022. Our licensing and collaboration revenue in 2023 was recognized due to fulfillment of performance obligations associated with the collaboration and technology licensing agreements with Exelixis and Sanofi to develop antibody-based therapies, respectively. Such revenue also included a milestone payment of US$3.0 million from Exelixis received in 2023.

Research and development expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended
	December 31,
	2022		2023
	US$	%	US$	%

	(in thousands, except percentages)
Research and development expenses
Payroll and other related costs of personnel	24,093	29.6%	18,492	50.5%
Costs related to clinical programs	29,384	36.2%	12,264	33.5%
Costs related to clinical trials	14,277	17.6%	11,162	30.5%
CMC and toxicology costs associated with the clinical programs	15,107	18.6%	1,102	3.0%
Costs related to preclinical testing of non-clinical programs	20,697	25.4%	978	2.7%
Costs required to develop the product candidates	2,216	2.7%	1,449	4.0%
Other research and development expenses	4,950	6.1%	3,456	9.4%
Total	81,340	100%	36,639	100.0%

Our research and development expenses decreased by 55.0% from US$81.3 million for the year ended December 31, 2022 to US$36.6 million for the year ended December 31, 2023, reflecting clinical focus on and prioritization of the company’s masked, anti-CTLA-4 SAFEbody ADG126.

Administrative expenses

Our administrative expenses decreased by 27.0% from US$11.9 million for the year ended December 31, 2022 to US$8.7 million for the year ended December 31, 2023, due to both a reduction in personnel and in office-related expenses as a result of implementation of cost-control measures.

Other operating income, net:

Other operating income, net was US$3.5 million for the year ended December 31, 2023. Other operating income, net included a one-time compensation payment from a contract manufacturer for a preclinical-related outsourcing arrangement.

Loss from operations

As a result of the foregoing, our loss from operations decreased by 71.7% from US$83.9 million in 2022 to US$23.7 million in the year ended December 31, 2023.

Interest income

Our interest income was US$4.3 million for the year ended December 31, 2023 as compared to US$0.4 million for the year ended December 31, 2022. This increase was primarily attributable to an increase in interest rate and increase in the amount of term deposits placed.

Other income

Our other income decreased from US$2.2 million for the year ended December 31, 2022 to US$1.8 million for the year ended December 31, 2023, primarily attributable to a decrease in government subsidies received by Adagene Suzhou to support our ongoing operations in Jiangsu Province during the year ended December 31, 2023, offset by an increase in the research and development tax incentive from the Australian Taxation Office received by Adagene Australia Pty Ltd, our wholly-owned subsidiary in Australia.

Foreign exchange gain (loss), net

We recorded foreign exchange gain of US$2.6 million and US$1.4 million for the year ended December 31, 2022 and 2023, respectively. This gain of foreign exchange was primarily attributable to the continued appreciation of U.S. dollars against Renminbi which positively impacted our U.S. dollar denominated accounts receivable of Adagene Suzhou.

Income tax expense

Our income tax expense was US$0.5 million for the year ended December 31, 2022 as compared to US$1.7 million for the year ended December 31, 2023. The income tax expense for the year ended December 31, 2023 was primarily attributable to the current tax expenses on income reported by Adagene Incorporated, our wholly owned subsidiary in the U.S.

Net loss attributable to Adagene Inc.’s shareholders

Our net loss for the period decreased by 76.3% from US$80.0 million for the year ended December 31, 2022 to US$18.9 million for the year ended December 31, 2023. The 2023 net loss was lower due to combined impact of increases in licensing and collaboration revenue recognized from collaboration and technology licensing agreements with Sanofi and Exelixis, and decreases in both research and development expenses and administrative expenses.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

See “Item 5. Operating and Financial Review and Prospects – 5.A Operating Results —Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” beginning on page 165 of our annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on April 28, 2022.

Non-GAAP Financial Measures

Non-GAAP net loss, which is defined as net loss attributable to ordinary shareholders for the period after excluding (i) share-based compensation expenses and (ii) accretion of convertible redeemable preferred shares to redemption value, as applicable. The Non-GAAP net loss was US$11.7 million for the year ended December 31, 2023, as compared to US$69.5 million for the year ended December 31, 2022. Non-GAAP net loss per ordinary share for the year ended December 31, 2023 on both basic and diluted basis was US$0.21. Non-GAAP net loss per ordinary share for the year ended December 31, 2022 on both basic and diluted basis was US$1.28.

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

Reconciliation of GAAP and Non-GAAP Results

	For the years ended
	December 31,
	2021	2022	2023
	US$	US$	US$
GAAP net loss attributable to ordinary shareholders	(73,206,488)	(79,971,847)	(18,946,370)
Add back:
Share-based compensation expense	18,679,658	10,520,282	7,271,700
Accretion of convertible redeemable preferred shares to redemption value	28,553	—	—
Non-GAAP net loss attributable to ordinary shareholders	(54,498,277)	(69,451,565)	(11,674,670)
Weighted average number of ordinary shares used in per share calculation:
—Basic	50,032,009	54,135,084	54,737,530
—Diluted	50,032,009	54,135,084	54,737,530
Non-GAAP net loss per ordinary share
—Basic	(1.09)	(1.28)	(0.21)
—Diluted	(1.09)	(1.28)	(0.21)

5.B. Liquidity and Capital Resources

Since the inception, we have incurred net losses and negative cash flow from our operations. We do not expect to generate any revenue from product sales unless and until we obtain regulatory approval and subsequently commercialize one of our current or future drug candidates. We expect to incur additional operating losses in the near future as we continue to expand our research and development capabilities, invest in preclinical tests and clinical trials and increase our efforts in obtaining regulatory approvals. In addition, subject to obtaining regulatory approval of any of our product candidates, we expect to incur significant commercialization expenses for product sales, marketing and manufacturing. Moreover, we expect to incur additional costs associated with operating as a public company, including expenses related to legal, accounting, regulatory, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums, and investor relations.

Our principal source of liquidity has been cash generated from the proceeds received from the issuance and sale of our shares. In February 2021, we completed our initial public offering in which we issued and sold an aggregate of 8,457,100 ADSs, representing 10,571,375 ordinary shares, resulting in net proceeds to us of approximately US$145.9 million, net of the underwriting discounts and commissions and other fees paid or payable by us in connection with the offering. As of December 31, 2023, we had US$109.9 million in cash and cash equivalents.

We intend to finance our future working capital requirements and capital expenditures primarily from funds raised from financing activities, including the net proceeds received from our initial public offering, future public and private offerings of our securities, proceeds from our collaborations, and/or proceeds from borrowings.

Based on our current operating plan, we believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months, and expect that our current cash balance will be sufficient to fund operations into 2026. The assumptions on which our estimates are based may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our product candidates.

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

The following table presents our selected consolidated cash flow data for the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended
	December 31,
	2021	2022	2023
	US$	US$	US$

	(in thousands)

Net cash used in operating activities	(43,415)	(48,612)	(28,455)
Net cash used in investing activities	(2,510)	(686)	(77)
Net cash (used in) generated from financing activities	145,357	17,823	(5,367)
Effect of exchange rate on cash and cash equivalents	(192)	843	74
Net increase (decrease) in cash and cash equivalents	99,240	(30,632)	(33,825)
Cash and cash equivalents at the beginning of year	75,151	174,391	143,759
Cash and cash equivalents at the end of year	174,391	143,759	109,934

Operating activities

Net cash used in operating activities was US$28.5 million in 2023. The difference between our net loss of US$18.9 million and the net cash used in operating activities was mainly due to (i) a decrease in accounts payable of US$0.6 million, (ii) a decrease in contract liabilities of US$15.1 million as performance obligations were satisfied, (iii) a decrease in amount due to related parties of US$2.6 million, (iv) a decrease in accruals and other current liabilities of US$0.1 million, and (v) a decrease in lease liabilities of US$0.2 million, offset by (i) non-cash share-based compensation expenses of US$7.3 million, (ii) a decrease in prepayments and other current assets of US$1.6 million, (iii) a decrease in amounts due from related parties of US$0.4 million, (iv) depreciation and amortization of US$1.0 million, and (v) amortization of right-of use assets and interest of lease liabilities of US$0.2 million.

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

Investing activities

Net cash used in investing activities was US$0.1 million in 2023, which was primarily attributable to the purchase of property, equipment and software. The Group also made short-term investments in certain money market funds during 2023.

Net cash used in investing activities was US$0.7 million in 2022, which was primarily attributable to the purchase of property, equipment and software.

Net cash used in investing activities was US$2.5 million in 2021, which was attributable to the purchase of property, equipment and software.

Financing activities

Net cash used in financing activities was US$5.4 million in 2023, which was mainly attributable to repayment of borrowings of US$13.5 million, offset by proceeds from borrowings of US$8.1 million .

Net cash generated from financing activities was US$17.8 million in 2022, which was mainly attributable to proceeds from borrowings of US$25.8 million, offset by (i) repayment of borrowings of US$4.4 million, and (ii) purchase of treasury shares under stock repurchase program of US$4.0 million.

Net cash generated from financing activities was US$145.4 million in 2021, which was mainly attributable to (i) proceeds from initial public offering net of underwriting commissions of US$149.4 million, and (ii) proceeds from borrowings of US$4.4 million, offset by (i) repayment of borrowings of US$5.1 million, (ii) payment of initial public offering costs of US$1.6 million, and (iii) purchase of treasury shares under stock repurchase program of US$2.4 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with research and development equipment. Our capital expenditures were US$2.5 million, US$0.7 million and US$0.1 million in 2021, 2022 and 2023, respectively. We intend to fund our future capital expenditures with our existing cash balance.

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

5.C. Research and Development, Patents and Licenses, Etc.

See “Item 4 Information on the Company—4.C. Business Overview — Our Platform” and “—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Changes in assumptions or estimates can materially affect the revenue recognized. The assessment and conclusion reached for revenue recognition are disclosed in Note 9 to our consolidated financial statements included elsewhere in this annual report.

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

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including expected volatility, the exercise multiple, the risk free rate and the dividend yield and making assumptions about them. The cost related to share based compensation is sensitive to the aforementioned inputs. These inputs are evaluated periodically considering historical actuals and management judgement. For the measurement of the fair value of share options at the grant date, we use a binomial option valuation model. Changes in assumptions or estimates can materially affect the fair value of the share-based compensation awards. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note [9] to our consolidated financial statements included elsewhere in this annual report.

Deferred tax assets

In accordance with the provisions of ASC 740, Income Taxes, we recognize in our financial statements the benefit of a tax position if the tax position is more likely than not to prevail based on the facts and technical merits of the position.

Judgement is required to determine whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets arise because of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as from net operating losses. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized in the foreseeable future. In making such determination, we evaluate a variety of positive and negative factors including our operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods. However, the ultimate realization of our deferred tax assets is subject to a number of variables, including our future profitability within relevant tax jurisdictions. The actual benefits ultimately realized may differ from our estimates. The assessment of the deferred tax assets as well as related valuation allowance is disclosed in Note 10 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report.

Executive Officers	Position/Title
Peter Luo, Ph.D	Co-Founder, Chief Executive Officer, President of R&D, and Chairman of the Board
JC Xu, M.D., Ph.D	Chief Scientific Officer
Qinghai Zhao, Ph.D	Chief Manufacturing Officer
Man Kin (Raymond) Tam, M.B.A., B. Eng.	Chief Financial Officer and Director
Chunfang (Vicky) Gu M.B.A	Senior Director of Finance
Ling (Jolin) Zhou	Executive Director of Human Resources

Key Employees	Position/Title
Yan Li, M.B.A.	Senior Vice President, Bioinformatics and Information Technology and Director*
Xiaohong (Kristine) She	Senior Vice President, Head of Clinical Operations
Guizhong Liu, Ph.D.	Senior Vice President of Early Drug Discovery
Alexander Goergen	Vice President, Head of Business Development
Songmao Zheng, Ph.D.	Vice President, Head of Clinical and Quantitative Pharmacology
Jiping Zha	Executive Vice President of Clinical Development
Wenlin Zeng	Vice President of Early Stage CMC
Ami Knoefler	Vice President of Investor Relations and Corporate Communications
Dana Hu-Lowe	Vice President of Global Product Team Leadership

Non-Employee Directors	Position/Title
Yumeng Wang	Director
Andy (Yiu Leung) Cheung	Independent Director
Cuong Do	Independent Director
Mervyn Turner, Ph.D.	Independent Director
Li Zhu, Ph.D.	Independent Director
Ulf Grawunder, Ph.D.	Independent Director

* Ms. Yan Li has informed the Board of her departure from the board effective on June 15, 2024. Ms. Yan Li confirmed that she has no disagreement with the Board and remain as a key employee of the Company.

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

Guizhong Liu, Ph.D. has served as our Senior Vice President of Early Drug Discovery since October 2023. Dr. Liu has over 15 years of experience in drug discovery and development, both in small molecule kinase inhibitors and large molecule antibodies in oncology and immunology field. He has published over 40 peer-reviewed papers in high-profile journals involving key signalling pathways and targets in cancer biology. From July 2007 to August 2011, Dr. Liu served as an assistant professor of the department of oncological science at Mount Sinai School of Medicine. Prior to joining us, Dr. Liu served as head of molecular cancer biology in CrownBio from October 2011 to September 2015. Dr. Liu served as our Head of Biology and Pharmacology from October 2015 to October 2023. Dr. Liu received his bachelor’s degree in biology in 1992 and master’s degree in cell biology in 1995 from Beijing Normal University and Ph.D. degree in cell biology from Peking Union Medical College in 1998. He also completed his postdoctoral training in cancer biology at Mount Sinai School of Medicine in 2004.

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

Wenlin Zeng, Ph.D. has served as our Vice President of Early Stage CMC since June 2021. Dr. Zeng brings more than 20 years of experience in drug discovery and drug development in the biopharmaceutical industry. Prior to joining us, Dr. Zeng was the senior director of upstream process development responsible for both early and late stage programs at Gilead Sciences, Inc from July 2020 to June 2021. Prior to that, she was the senior director of cell line and upstream process development at Forty-Seven Inc. from April 2018 to June 2020, where she was responsible for cell line, upstream process development and manufacturing for a number of programs, including magrolimab. Prior to Forty-Seven, Dr. Zeng held leadership positions at multiple biopharmaceutical companies, including NGM Bio, GSK, MedImmune, and Abgenix. Dr. Zeng began her career in biopharmaceutical industry from June 1997 to April 2018 after completing her post-doctoral training at Stanford University. Dr. Zeng received her bachelor’s degree in cell biology from Wuhan University in 1983 and Ph.D. degree in biochemistry from the Universy of Iowa in 1990.

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

Andy (Yiu Leung) Cheung has served as our independent director since February 2021. Mr. Cheung has many years of auditing and accounting professional experience. Mr. Cheung was deputy area managing partner of Ernst & Young (“EY”) in Asia Pacific overseeing the business operations, finance, information technology and risk management functions from July 2018 to June 2020. Mr. Cheung was the assurance leader for EY in Greater China from July 2013 to June 2018. Mr. Cheung has served as an independent non-executive director of JW (Cayman) Therapeutics Co. Ltd (HKEX:2126) since October 2020 and an independent non-executive director of Hua Medicine (HKEX:2552) since January 2023 and an independent non-executive director of CanSino Biologics Inc. (HKEX: 6185, SSE: 688185) since February 2024. Mr. Cheung received his bachelor’s degree in accounting and finance from the University of Lancaster in the United Kingdom in July 1982. He obtained a master’s degree in accounting and finance from London School of Economics and Political Science in the United Kingdom in August 1983. Mr. Cheung is a member of Hong Kong Institute of Certified Public Accountants.

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

Li Zhu, Ph.D., has served as our independent director since August 2023. Dr. Zhu has served as director at GenScript and Legend Biotech since 2020 and is currently Chief Strategy Officer at Genscript Biotech Corporation. Dr.Zhu has deep experience in corporate strategy, strategic collaborations and alliance management, especially his experience in negotiations and deal-making between Legend (a subsidiary of Genscript) and multinational pharmaceutical companies. Before joining GenScript, Dr. Zhu worked at California-based Clontech Laboratories, Inc. as a director of molecular biology from January 1990 to March 2000. Dr. Zhu founded Genetastix Corporation, Inc., a biotech company focused on yeast-based antibody discovery, and served as president and chief executive officer from May 2000 to December 2005. Dr. Zhu obtained a Bachelor of Science of Biology degree from the East China Normal University in February 1982 and a Doctor of Philosophy in molecular biology and immunology from Stanford University in July 1989.

Ulf Grawunder, Ph.D., has served as our independent director since March 2024. Dr. Grawunder has been a co-founder, and since September 2022 serves as chief executive officer, of T-CURX GmbH in Germany, a company that focuses on the development of next-generation CAR-T cell therapies for cancer patients. Furthermore, since January 2022, he serves as the managing partner of Viopas Venture Consulting GmbH, Switzerland. Before that, from June 2012 to November 2021, Dr. Grawunder was founder and chief executive officer of NBE-Therapeutics AG in Switzerland, a biotech company developing antibody-drug conjugates (ADCs) for cancer therapy. Dr. Grawunder began his career in biotechnology by co-founding 4-Antibody AG in September 2003, a therapeutic antibody discovery company, where he initially served as start-up chief executive officer and later as the chief scientific officer from August 2006 to June 2012. Dr. Grawunder is known for his post-doctoral research on the mechanism of V(D)J recombination, the process that generates antibody and T-cell receptor diversity in the immune system. Dr. Grawunder has served as an independent non-executive director of WuXi XDC Cayman Inc (HKEX:2268) since November 2023. Dr. Grawunder obtained his bachelor’s degree in biochemistry in October 1988 and his master’s degree in Biochemistry in July 1991, both from the University of Bayreuth, Germany. He subsequently obtained his doctoral degree in cell biology from the University of Basel in Switzerland in July 1994. In addition, Dr. Grawunder holds a diploma in Technology Entrepreneurship from the University St. Gallen, School of Business in Switzerland.

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of US$2.6 million in cash to our executive officers and an aggregate of US$0.3 million in cash to our independent directors. For the fiscal year ended December 31, 2023, we did not pay any cash compensation to non-executive directors who are not independent directors. For the fiscal year ended December 31, 2023, we did not set aside or accrue expenses related to pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6 Directors, Senior Management and Employees—Share Incentive Plan.”

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

The purpose of the 2019 Plan is to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. The 2019 Plan provides for the issuance of up to an aggregate of 11,391,131 of our ordinary shares. We have terminated the authority to grant additional awards under the 2019 Plan and all future awards will be granted under the 2021 Plan. Therefore, the effective maximum number of shares issuable under the 2019 Plan is 9,970,732. As of February 29, 2024, the aggregate number of our ordinary shares underlying our outstanding awards under the 2019 Plan is 2,538,070, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. The term of the awards will expire not more than ten years after the date of grant.

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

A total of 2,994,000 of our ordinary shares was authorized for issuance with respect to awards granted under the 2021 Plan. The share limit will automatically increase on the first trading day in January of each year (commencing with 2022) by an amount equal to (1) 5% of the total number of our outstanding ordinary shares on December 31 of the prior year, or (2) such lesser number as determined by our board of directors. Any shares subject to awards granted under the 2021 Plan or our Second Amended and Restated Share Incentive Plan that are not paid, delivered or exercised before they expire or are canceled or terminated, or otherwise fail to vest, as well as shares used to pay the purchase or exercise price of such awards or related tax withholding obligations, will become available for new award grants under the 2021 Plan. On January 7, 2022, the Company passed a board resolution, pursuant to which the vesting schedules and conditions of 2,060,308 share options granted to certain employees were modified. The share options vested (or to be vested) for each year (commencing from 2021) shall be equal to the lesser of (i) 25% of the total number of share options of each grantee (“Annual Cap”) and (ii) the number of shares as determined by the Compensation Committee based on the extent to which any performance milestones were achieved during that year (“Credited Shares”), plus any Credited Share of earlier years that have not previously vested due to the Annual Cap. In addition, the performance milestones applicable to the share options that remain outstanding were also modified. As of February 29, 2024, we had granted equity awards representing 6,229,557 ordinary shares under the 2021 Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. As of February 29, 2024, 6,936,060 ordinary shares authorized under the 2021 Plan is available for award purposes. Such number includes an annual automatic increase in an amount equal to 5% of the total number of outstanding ordinary shares on December 31, 2023.

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

The following table summarizes, as of February 29, 2024, the number of ordinary shares under outstanding awards that we granted to our directors and executive officers under the 2019 Plan, which replaced the 2015 Plan, and under the 2021 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

	Ordinary
	Shares
	Underlying	Exercise
	Equity Awards	Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Executive Officers
Peter Luo, Ph. D.	287,415	$13.85	January 2021	January 2031
Peter Luo, Ph. D.	500,000	$5.6	February 2022	February 2032
Peter Luo, Ph. D.	372,819	$1.06	December 2022	December 2032
Peter Luo, Ph. D.	500,000	$1.04	May 2023	May 2033
Peter Luo, Ph. D.	500,000	$1.33	December 2023	December 2033
JC Xu, M.D., Ph. D.	500,000	$2.26	August 2020	August 2030
JC Xu, M.D., Ph. D.	42,690	$1.06	December 2022	December 2032
JC Xu, M.D., Ph. D.	50,000	$1.04	May 2023	May 2033
JC Xu, M.D., Ph. D.	60,000	$1.33	December 2023	December 2033
Qinghai Zhao, Ph. D.	*	$2.26	October 2020	October 2030
Qinghai Zhao, Ph. D.	*	$5.6	February 2022	February 2032
Qinghai Zhao, Ph. D.	*	$1.06	December 2022	December 2032
Qinghai Zhao, Ph. D.	*	$1.04	May 2023	May 2033
Qinghai Zhao, Ph. D.	*	$1.33	December 2023	December 2033
Man Kin (Raymond) Tam, M.B.A., B. Eng.	138,519	$1.48	March 2020	March 2030
Man Kin (Raymond) Tam, M.B.A., B. Eng.	315,308	$1.83	August 2020	August 2030
Man Kin (Raymond) Tam, M.B.A., B. Eng.	12,026	$1.06	December 2022	December 2032
Man Kin (Raymond) Tam, M.B.A., B. Eng.	50,000	$1.04	May 2023	May 2033
Man Kin (Raymond) Tam, M.B.A., B. Eng.	40,000	$1.33	December 2023	December 2033
Chunfang (Vicky) Gu	*	$1.33	February 2019	February 2029
Chunfang (Vicky) Gu	*	$1.48	March 2020	March 2030
Chunfang (Vicky) Gu	*	$1.83	August 2020	August 2030
Chunfang (Vicky) Gu	*	$5.6	February 2022	February 2032
Chunfang (Vicky) Gu	*	$1.06	December 2022	December 2032
Chunfang (Vicky) Gu	*	$1.04	May 2023	May 2033
Chunfang (Vicky) Gu	*	$1.33	December 2023	December 2033
Ling (Jolin) Zhou	*	$1.48	March 2020	March 2030
Ling (Jolin) Zhou	*	$1.83	August 2020	August 2030
Ling (Jolin) Zhou	*	$5.6	February 2022	February 2032
Ling (Jolin) Zhou	*	$1.06	December 2022	December 2032
Ling (Jolin) Zhou	*	$1.04	May 2023	May 2033
Ling (Jolin) Zhou	*	$1.33	December 2023	December 2033
Yan Li	*	$13.85	January 2021	January 2031
Yan Li	*	$5.60	February 2022	February 2032
Yan Li	*	$1.06	December 2022	December 2032
Yan Li	*	$1.05	May 2023	May 2033
Yan Li	*	$1.33	December 2023	December 2033
Non-Employee Directors
Yumeng Wang	—	—	—	—
Andy (Yiu Leung) Cheung	*	$11.2	June 2021	June 2031
Min Li	*	$11.2	June 2021	June 2031
Min Li	*	$0.94	June 2023	June 2033
Cuong Do	*	$0.8	November 2022	November 2032
Cuong Do	*	$1.07	October 2023	October 2033
Mervyn Turner	*	$1.33	November 2018	November 2028
Mervyn Turner	*	$1.06	May 2023	May 2033
Li Zhu	*	$1.15	September 2023	September 2033
All directors and executive officers as a group	4,672,222		Various dates from November 2018 to December 2023	Various dates from November 2028 to December 2033

Note:

*    The shares held by each of these directors and executive officers represent less than 1% of our total outstanding shares. Dr. Min Li has resigned as a director effective upon the filing of this annual report due to personal reasons.

As of February 29, 2024, our award holders other than our directors and executive officers as a group held outstanding awards to purchase 4,095,405 ordinary shares. For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 Plan and 2021 Plan, see “Item 5 Operating and Financial Review and Prospects—Share-based compensation.”

6.C. Board Practices

Board of Directors

Our board of directors consists of nine directors currently, including five independent directors, namely Andy (Yiu Leung) Cheung, Cuong Do, Mervyn Turner, Li Zhu and Ulf Grawunder, and eight directors from June 15, 2024 due to the effectiveness of Ms. Yan Li’s resignation. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors , our compensation committee and our nominating and corporate governance committee.

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

Audit Committee. Our audit committee consists of Andy (Yiu Leung) Cheung, Cuong Do and Ulf Grawunder, and is chaired by Andy (Yiu Leung) Cheung. We have determined that each of Andy (Yiu Leung) Cheung, Cuong Do and Ulf Grawunder satisfies the requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq and meets the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Andy (Yiu Leung) Cheung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Peter Luo, Andy (Yiu Leung) Cheung and Li Zhu and is chaired by Peter Luo. We have determined that each of Andy (Yiu Leung) Cheung and Li Zhu satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Peter Luo and Andy (Yiu Leung) Cheung, and is chaired by Peter Luo. We have determined that Andy (Yiu Leung) Cheung satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Most of our directors, including directors Andy (Yiu Leung) Cheung, Man Kin (Raymond) Tam, Cuong Do, Mervyn Turner, Li Zhu and Ulf Grawunder, have fixed term of office and are subject to re-appointment by the board of directors. Peter Luo and Yumeng Wang is not subject to a term of office and holds office until such time as his or her successor takes office or until the earlier of his death, resignation or removal from office pursuant to the applicable provisions of our memorandum and articles of association. The current term of our independent directors, namely Andy (Yiu Leung) Cheung and Mervyn Turner, is one-year from the date of filing of this annual report on Form 20-F. The initial term of our independent director Cuong Do is two-year from the effectiveness of the appointment. The initial term of our independent director Li Zhu is one-year from the effectiveness of the appointment. The Board has decided to renew Andy (Yiu Leung) Cheung, Mervyn Turner and Man Kin (Raymond) Tam’s term of director position for one year. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law or the Listing Rules of the Nasdaq Global Market from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

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

* Including Ms. Yan Li, who has informed the Board of her departure from the board effective on June 15, 2024. Ms. Yan Li confirmed that she has no disagreement with the Board and remain as a key employee of the Company.

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

6.D. Employees

We had a total of 259, 248 and 174 employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023. We also engage consultants and part-time staff as and when appropriate.

	Number of
Function	Employees
Research and Development		118
Computational Biology and Informatics	16
Technology Development	40
Drug Discovery	29
Clinical Development	25
CMC Development	8
General Administration		53
HR	5
Finance	14
IT	16
Administration	18
Business Development and Marketing		3
Total		174

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of February 29, 2024, by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 55,196,230 ordinary shares issued and outstanding as of February 29, 2024, excluding the 285,000 ordinary shares, issued but deemed to be not outstanding as of February 29, 2024, held by Great Han Fortune LP.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of February 29, 2024
	Number	%*
Directors and Executive Officers:†
Peter Luo(1)	12,008,498	21.8%
JC Xu	**	** %
Qinghai Zhao	**	** %
Man Kin (Raymond) Tam	**	** %
Chunfang (Vicky) Gu	**	** %
Ling (Jolin) Zhou	**	** %
Non-employee Directors
Yumeng Wang	—	—%
Andy (Yiu Leung) Cheung (independent director)	**	** %
Cuong Do (independent director)	**	** %
Mervyn Turner (independent director)	**	** %
Zhu Li (independent director)	**	** %
Ulf Drawunder (independent director)	—	—%
All directors and executive officers as a group	12,303,123	22.3%

Principal Shareholders:
Peter Luo act-in-concert group(2)	12,008,498	21.8%
JSR Limited(3)	5,340,742	9.7%
Asia Ventures II L.P.(4)	4,826,037	8.7%
F-Prime Capital Partners Healthcare Fund III LP(5)	3,382,237	6.1%
Wuxi Pharmatech Healthcare Fund I L.P.(6)	4,982,740	9.0%
General Atlantic Singapore AI Pte. Ltd.(7)	4,782,441	8.7%
Panacea Venture Healthcare Fund II, L.P.(8)	2,750,000	5.0%
HAN 2020 IRREVOCABLE TRUST(9)	6,000,000	10.9%

Notes:

*     For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 55,196,230 being the number of ordinary shares as of February 29, 2024 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after February 29, 2024.

**   Represents beneficial ownership of less than one percent.

†     The business address of our directors and executive officers, except for Cuong Do, Yumeng Wang, Mervyn Turner and Li Zhu, is 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park Suzhou, Jiangsu Province, 215123, People’s Republic of China. The business address of Yumeng Wang is Suite 5704-5706, 57F, Two IFC, 8 Finance Street, Central, Hong Kong; the business address of Cuong Do is 660 Destacada Ave, Miami, United States FL 33156-8000; the business address of Mervyn Turner is MJ Turner Consulting LLC, Westfield, NJ, USA, and the business address of Li Zhu is 33345 7th St, Union City, CA, 94587-2128, United States.

(1)	Represents 12,008,498 ordinary shares held by Peter Luo act-in-concert group, as set forth in note (2) below.
(2)	Represents (i) 1,799,691 ordinary shares (including ordinary shares represented by the ADSs) held by Peter Luo; (ii) 337,415 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of February 29, 2024, (iii) 1,075,000 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo and (iv) 33,333 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo that will be vested within 60 days of February 29, 2024; (v) 6,000,000 ordinary shares held by HAN 2020 Irrevocable Trust, for which Xiaohong She is the Trustee and may be deemed the beneficial owner; (vi) 52,198 ordinary shares held by Xiaohong She, who is the spouse of Peter Luo; (vii) 48,230 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of February 29, 2024, (viii) 230,000 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She, (ix) 4,167 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She that will be vested within 60 days of February 29, 2024; (x) total of 1,561,717 ordinary shares held by Raymond Tam, JC Xu, Qinghai Zhao and several key employees of the Company, and (xi) total of 866,747 share options granted to Raymond Tam, JC Xu, Qinghai Zhao and several key employees that are vested or will be vested within 60 days of February 29, 2024. On December 14, 2020, Peter Luo, Fangyong (Felix) Du, Ping Ren, Hua Gong, JC Xu, Qinghai Zhao, Man Kin (Raymond) Tam, Xiaohong (Kristine) She, Yu (Albert) Ren, Yan Li, Guizhong Liu and Alexander Goergen entered into a concert party agreement, pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at our shareholders’ general meetings, (ii) recognize the controlling position of Peter Luo; and (iii) act in concert in accordance with Peter Luo’s opinions in respect of the daily operations and management and the major decision-making of us. Dr. Hua Gong, Yu (Albert) Ren and Fangyong (Felix) Du are no longer subject to the concert party agreement due to their departure from us.
(3)	Represents 5,340,742 ordinary shares, consisting of (i) 4,828,242 ordinary shares and (ii) 512,500 ordinary shares in the form of ADSs, are held of record by JSR Limited, a British Virgin Islands company. JSR Limited is controlled by GP Healthcare Capital Co., Ltd. The registered address of JSR Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Information set forth above is based upon JSR Limited’s Schedule 13G/A filing with the SEC on February 6, 2023.
(4)	Represents 4,826,037 ordinary shares held by Asia Ventures II L.P., a limited partnership incorporated in the Bermuda. The general partner of Asia Ventures II L.P. is Asia Partners II L.P. a Bermuda exempt limited partnership. The general partner of Asia Partners II L.P. is Eight Roads GP, who is ultimately controlled by Eight Roads Holdings Limited. The registered address of Asia Ventures II L.P. is Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM 19. Information set forth above is based upon FIL Ltd’s Schedule 13G filing with the SEC on February 19, 2021.
(5)	Represents 3,382,237 ordinary shares held by F-Prime Capital Partners Healthcare Fund III LP. F-Prime Capital Partners Healthcare Advisors Fund III LP is the general partner of F-Prime Capital Partners Healthcare Fund III LP. F-Prime Capital Partners Healthcare Advisors Fund III LP is solely managed by Impresa Management LLC, its general partner and investment manager. Each of the entities listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address of these entities is 245 Summer Street, Boston, MA 02210. Information set forth above is based upon FMR LLC’s Schedule 13G/A filing with the SEC on February 9, 2024.
(6)	Represents 4,982,740 ordinary shares in the form of ADSs that were held of record by WuXi PharmaTech Healthcare Fund I L.P., a limited partnership incorporated in the Cayman Islands. WuXi Pharmatech Healthcare Fund I L.P. is an indirect wholly owned subsidiary of WuXi AppTec Co., Ltd (SSE: 603259; SEHK: 2359). WuXi AppTec Co., Ltd. is a listed company on the Shanghai Stock Exchange and the Main Board of the Hong Kong Stock Exchange. The registered address of WuXi Pharmatech Healthcare Fund I L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)	Represents 4,452,441 ordinary shares and 264,000 ADSs representing 330,000 ordinary shares held by General Atlantic Singapore AI Pte. Ltd. (“GA AI”), a company incorporated under the laws of Singapore. GA AI is wholly-owned by General Atlantic Singapore Fund Pte. Ltd. (“GASF”), which is controlled by General Atlantic Singapore Interholdco Ltd. (“GAS Interholdco”) The members of GAS Interholdco that share beneficial ownership of the ordinary shares and ADSs held of record by GA AI are the GA Funds. The general partner of General Atlantic Partners (Lux) SCSp (“GAP Lux”) is General Atlantic GenPar, (Lux) SCSp (“GA GenPar Lux”) and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à. r.l. (“GA Lux”). The general partner of General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”) and General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”) and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) L.P., which is controlled by the Management Committee of GASC MGP, LLC (the “GA Management Committee”), is the general partner of GenPar Bermuda. General Atlantic, L.P. (“GA LP”), which is also controlled by the GA Management Committee, is the managing member of GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”) and GAP Coinvestments V, LLC (“GAPCO V”) and the general partner of GAP Coinvestments CDA, L.P. (“GAPCO CDA”). GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.” There are nine members of the GA Management Committee as of the date hereof. Each of the members of the GA Management Committee disclaims ownership of the ordinary shares, the ADSs and the underlying ordinary shares except to the extent that he has a pecuniary interest therein. The registered address of General Atlantic Singapore AI Pte. Ltd. is 80 Robinson Road, #02-00 Singapore 068898. Information set forth above is based upon General Atlantic, L.P.’s Schedule 13G filing with the SEC on February 11, 2022.
(8)	Represents 2,750,000 ordinary shares held by Panacea Venture Healthcare Fund II, L.P., a limited partnership incorporated in the Cayman Islands. James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. The registered address of Panacea Venture Healthcare Fund II, L.P. is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Information set forth above is based upon Panacea Venture Healthcare Fund II, L.P.’s Schedule 13G filing with the SEC on January 19, 2024.
(9)	Represents 6,000,000 ordinary shares held by HAN 2020 Irrevocable Trust, a trust established under the laws of California, for which Xiaohong She is the Trustee and may be deemed the beneficial owner. Information set forth above is based upon Peter Luo’s Schedule 13D/A filing with the SEC on March 1, 2024.

As of February 29, 2024, a total of 33,681,015 ordinary shares, representing 61.0% of our outstanding ordinary shares, including ordinary shares issued in advance but deemed not outstanding to facilitiate conversation of ordinary shares to ADSs for the employee share incentive plans, are held by one record holder in the United States. The holder is the depositary of our ADS program. In addition, 25.5% of our outstanding ordinary shares were held by record holders in the United States.

Our principal shareholders do not have different voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

None.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions since January 1, 2023 to which we have been a participant in which any of our then directors, executive officers or holders of more than 10% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Employment Agreements and Indemnification Agreements

See “Item 6 Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6 Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Transactions with WuXi AppTec Group

We received research and development services from WuXi AppTec Group, the parent company of one of our principal shareholders. The amounts for the purchase of the services were US$0.8 million in 2023. As of December 31, 2023, the amounts due to WuXi AppTec Group were US$0.3 million.

Transactions with WuXi Biologics (Cayman) Inc. or WuXi Biologics

We received research and development services, including provision of manufacturing and quality control testing services, from WuXi Biologics, an entity controlled by the ultimate controlling party of one of our principal shareholders. The amounts for the purchase of the services were US$1.9 million in 2023. As of December 31, 2023, the amounts due to WuXi Biologics were US$16.4 million.

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

On March 29, 2024, we entered into a sales agreement with Leerink Partners LLC, under which we may offer and sell our ordinary shares in the form of ADSs, having aggregate gross proceeds of up to US$100.0 million, from time to time through it as our sales agent in our at-the-market equity offering program.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a passive foreign investment company, or a PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income, or the income test, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or the asset test. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the ordinary shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, gains from certain property transactions, rents and royalties (other than certain rents or royalties derived in the active conduct of a trade or business). Cash is generally a passive asset for PFIC purposes. Goodwill and other intangible assets are active under the PFIC rules to the extent attributable to activities that produce active income.

The assets shown on our balance sheet are expected to consist primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the asset test for any taxable year will depend largely on the value of our goodwill and other intangible assets and on how quickly we utilize the cash in our business.

The value of our goodwill and other intangible assets for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because our market capitalization has declined substantially in recent years, if the value of our goodwill is determined by reference to the average of our quarterly market capitalization then it is our belief that we were likely a PFIC for our 2023 taxable year. Due to the volatility of our market capitalization, there is a significant risk that we will also be a PFIC for 2024 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as a non-passive asset is not entirely clear. We have not obtained any valuation of our assets (including goodwill). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. In addition, we can give no assurance that we will not be a PFIC under the income test for any taxable year particularly prior to the commercialization of our drug candidates.

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

The favorable tax rates for dividends paid to certain non-corporate U.S. Holders of ADSs, which are discussed below, do not apply to dividends from a corporation that is a PFIC (or is treated as a PFIC with respect to a U.S. Holder) in the year the dividend is paid or the preceding year. We do not intend to provide information necessary for U.S. Holders to make a “qualified electing fund election,” which, if available, would result in tax treatment different from the tax treatment for PFICs described above.

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

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that any distributions will be reported to you as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders are taxable at the favorable rates applicable to long-term capital gains. A non-U.S. corporation is generally treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the Nasdaq Global Market, where the ADSs are listed, or where the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States. Therefore such favorable rates may apply to dividends (if any) paid on our ADSs for so long as our ADSs are listed on the Nasdaq Global Market or if in the future we are eligible for benefits under the Treaty. However, as discussed above, the favorable rates do not apply if we are (or are treated with respect to a U.S. Holder as) a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisors to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—Material PRC Income Tax Considerations,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding any applicable rate provided by the Treaty) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, certain Treasury regulations (the “Foreign Tax Credit Regulations”) provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirements. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified of in such notice or other guidance). In lieu of claiming a credit, you may elect to deduct creditable PRC taxes in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the taxable year. You should consult your tax advisors regarding the creditability or deductibility of foreign taxes in your particular circumstances.

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

As described in “—Material PRC Income Tax Considerations” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, you may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if you do not elect to apply the benefits of the Treaty. However, as described above, recent notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). However, even if the Foreign Tax Credit Regulations do not prohibit you from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude you from claiming a foreign tax credit. In lieu of claiming a credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax advisor regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in your particular circumstances (including any applicable limitations).

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 0.9%, 2.0% and down 0.3%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2023, we used US$83 million of the net proceeds received from our initial public offering primarily for research and development of our product candidates. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies” and because we qualify as a “non-accelerated filer” (i.e., we do not qualify as either an “accelerated filer” or a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act).

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

	Year Ended December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	5,800	6,200
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	5,800	6,200
(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.
(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We elect to rely on home country practice exemption in lieu of the requirements of the Rule 5600 Series of the Nasdaq Rules, except the following: compliance with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), the Diverse Board Representation Rule (Rule 5605(f)), the Board Diversity Disclosure Rule (Rule 5606), having an audit committee that satisfies Rule 5605(c)(3), and ensuring that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

In particular, we relied on home country practice exemption with respect to Rule 5620(a) of the Nasdaq Rules, which requires a Nasdaq-listed company to hold an annual meeting of Shareholders no later than one year after the end of the company’s fiscal year-end and we did not hold an annual shareholders meeting in 2021. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

We relied on our home country practice exemption with respect to Rule 5605(d)(2) of the Nasdaq Rules, which requires a Nasdaq-listed company to establish a compensation committee comprised entirely of independent directors and two out of three members of our compensation committee are independent directors. We relied on our home country practice exemption with respect to Rule 5605(e)(1) of the Nasdaq Rules, which requires a Nasdaq-listed company to nominate director nominees either by a majority independent board or by a nominations committee comprised solely of independent directors and we do not have a majority independent board or a nominations committee comprised solely of independent directors. We relied on our home country practice exemption with respect to Rule 5250(b)(3) of the Nasdaq Rules, which requires a Nasdaq-listed company to disclose third party director and nominee compensation no later than when the companies files its next Form 20-F and we did not disclose such information in the form of 20-F for the year of 2021, 2022 and 2023. We may also opt to rely on additional home country practice exemptions in the future.

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

Not applicable.

16.J. Insider Trading Policies

(a) We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

(b) Not applicable.

16.K. Cybersecurity

Cybersecurity risk management is an integral part of our overall enterprise information security and risk management program. Our cybersecurity risk management program is based on industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed/services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team also engages third-party security services for risk assessment and system enhancements.

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the information security committee (ISC). The information security committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The information security committee also reports material cybersecurity risks to management. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Senior Vice President of Bioinformatics and Information Technology who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our Senior Vice President of Bioinformatics and Information Technology and dedicated personnel are certified and experienced information systems security professionals and information security managers with many years of experience. The Senior Vice President of Bioinformatics and Information Technology and our IT team, regularly update the information security committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, third-party assessments of the company’s cybersecurity program, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D. Risk Factors – Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.” in this annual report on Form 20-F.

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Jingtian & Gongcheng
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of Greenberg Traurig
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

Exhibit Number	Description of Document

97*	Adagene Inc. Compensation Clawback Policy
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: March 29, 2024

Adagene Inc.

By:	/s/ PETER LUO
	Name:	Peter Luo
	Title:	Chief Executive Officer

ADAGENE INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adagene Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Adagene Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

March 29, 2024

We have served as the Company’s auditor since 2020.

ADAGENE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

		As of December 31,
	Notes	2022	2023
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		143,758,678	109,934,257
Amounts due from related parties	12	619,432	222,027
Prepayments and other current assets	3	4,937,323	3,287,445
Total current assets		149,315,433	113,443,729
Property, equipment and software, net	4	2,782,963	1,835,121
Operating lease right-of-use assets	13	191,877	365,103
Other non-current assets		109,572	84,885
TOTAL ASSETS		152,399,845	115,728,838
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		3,666,124	3,093,752
Contract liabilities		15,107,276	—
Amounts due to related parties	12	19,323,337	16,714,326
Accruals and other current liabilities	5	3,212,809	3,001,508
Income tax payable	10	—	52,884
Short-term borrowings	6	10,768,745	4,235,673
Current portion of long-term borrowings	6	2,850,128	4,161,549
Current portion of operating lease liabilities	13	151,983	195,955
Total current liabilities		55,080,402	31,455,647
Long-term borrowings	6	14,146,541	13,540,034
Operating lease liabilities	13	53,834	173,660
Other non-current liabilities		28,718	—
TOTAL LIABILITIES		69,309,495	45,169,341
Commitments and contingencies	14
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 640,000,000 shares authorized, and 54,065,709 shares issued and outstanding as of December 31, 2022; and 640,000,000 shares authorized, and 55,145,839 shares issued and outstanding as of December 31, 2023)		5,497	5,547
Treasury shares, at cost (1 share as of December 31, 2022 and December 31, 2023)	16	(4)	(4)
Additional paid-in capital		342,739,268	350,105,518
Accumulated other comprehensive loss		(849,305)	(1,800,088)
Accumulated deficit		(258,805,106)	(277,751,476)
Total shareholders’ equity		83,090,350	70,559,497
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		152,399,845	115,728,838

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

		For the years ended
		December 31,
	Notes	2021	2022	2023
		US$	US$	US$
Revenue
Licensing and collaboration revenue	9	10,175,258	9,292,724	18,111,491
Operating expenses and income
Research and development expenses		(68,099,385)	(81,339,540)	(36,639,146)
Third parties		(55,020,367)	(46,212,077)	(33,978,642)
Related parties		(13,079,018)	(35,127,463)	(2,660,504)
Administrative expenses		(14,439,962)	(11,873,867)	(8,672,843)
Other operating income, net		—	—	3,480,632
Loss from operations		(72,364,089)	(83,920,683)	(23,719,866)
Interest income		76,166	377,501	4,283,085
Interest expense		(363,762)	(693,323)	(1,107,820)
Other income, net		1,778,822	2,168,388	1,843,437
Foreign exchange gain (loss), net		(603,459)	2,555,325	1,446,202
Loss before income tax		(71,476,322)	(79,512,792)	(17,254,962)
Income tax expense	10	(1,701,613)	(459,055)	(1,691,408)
Net loss attributable to Adagene Inc.’s shareholders		(73,177,935)	(79,971,847)	(18,946,370)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		257,000	(755,324)	(950,783)
Total comprehensive loss attributable to Adagene Inc.’s shareholders		(72,920,935)	(80,727,171)	(19,897,153)
Net loss attributable to Adagene Inc.’s shareholders		(73,177,935)	(79,971,847)	(18,946,370)
Accretion of convertible redeemable preferred shares to redemption value		(28,553)	—	—
Net loss attributable to ordinary shareholders		(73,206,488)	(79,971,847)	(18,946,370)
Weighted average number of ordinary shares used in per share calculation:
—Basic	11	50,032,009	54,135,084	54,737,530
—Diluted	11	50,032,009	54,135,084	54,737,530
Net loss per ordinary share
—Basic	11	(1.46)	(1.48)	(0.35)
—Diluted	11	(1.46)	(1.48)	(0.35)

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

					Subscriptions		Accumulated		Total
	Ordinary shares		Treasury shares		receivable	Additional	other		shareholders’
	Number of		Number of		from	paid‑in	comprehensive	Accumulated	equity
	shares	Amount	shares	Amount	shareholders	capital	loss	deficit	(deficit)
		US$		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2021	18,888,070	1,889	—	—	(7,172,192)	23,786,652	(350,981)	(105,655,324)	(89,389,956)
Net loss	—	—	—	—	—	—	—	(73,177,935)	(73,177,935)
Other comprehensive income	—	—	—	—	—	—	257,000	—	257,000
Exercise of share options (Note 8)	233,957	23	—	—	—	226,758	—	—	226,781
Issuance of ordinary shares under performance incentive plan (Note 8)	23,734	2	—	—	—	416,749	—	—	416,751
Subscription from shareholders	—	—	—	—	381,282	—	—	—	381,282
Share-based compensation	—	—	—	—	—	18,679,658	—	—	18,679,658
Accretion of convertible redeemable preferred shares to redemption value	—	—	—	—	—	(28,553)	—	—	(28,553)
Conversion of convertible redeemable preferred shares to ordinary shares upon the completion of initial public offering (“IPO”)	27,249,824	2,725	—	—	—	154,475,235	—	—	154,477,960
Issuance of ordinary shares upon IPO, net of issuance cost	10,571,375	1,057	—	—	—	147,094,280	—	—	147,095,337
Purchase of treasury shares under share repurchase program (Note 16)	—	—	(295,174)	(2,361,576)	—	—	—	—	(2,361,576)
Retirement of treasury shares (Note 16)	(201,100)	(20)	201,100	1,741,971	—	(1,750,041)	—	—	(8,090)
Surrender of ordinary shares for repayment of promissory notes (Note 8)	(491,119)	(49)	—	—	6,790,910	(6,800,807)	—	—	(9,946)
Balance as of December 31, 2021	56,274,741	5,627	(94,074)	(619,605)	—	336,099,931	(93,981)	(178,833,259)	156,558,713
Net loss	—	—	—	—	—	—	—	(79,971,847)	(79,971,847)
Other comprehensive income (loss)	—	—	—	—	—	—	(755,324)	—	(755,324)
Exercise of share options (Note 8)	197,975	20	—	—	—	323,192	—	—	323,212
Issuance of ordinary shares under performance incentive plan (Note 8)	99,999	10	—	—	—	391,985	—	—	391,995
Share-based compensation	—	—	—	—	—	10,520,282	—	—	10,520,282
Purchase of treasury shares under share repurchase program (Note 16)	—	—	(1,512,932)	(3,976,681)	—	—	—	—	(3,976,681)
Retirement of treasury shares (Note 16)	(1,607,005)	(160)	1,607,005	4,596,282	—	(4,596,122)	—	—	—
Balance as of December 31, 2022	54,965,710	5,497	(1)	(4)	—	342,739,268	(849,305)	(258,805,106)	83,090,350
Net loss	—	—	—	—	—	—	—	(18,946,370)	(18,946,370)
Other comprehensive income (loss)	—	—	—	—	—	—	(950,783)	—	(950,783)
Exercise of share options (Note 8)	10,000	1	—	—	—	5,499	—	—	5,500
Issuance of ordinary shares under performance incentive plan (Note 8)	69,225	7	—	—	—	89,093	—	—	89,100
Share-based compensation	425,905	42	—	—	—	7,271,658	—	—	7,271,700
Balance as of December 31, 2023	55,470,840	5,547	(1)	(4)	—	350,105,518	(1,800,088)	(277,751,476)	70,559,497

The accompanying notes are an integral part of these consolidated financial statements

ADAGENE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

	For the years ended
	December 31,
	2021	2022	2023
	US$	US$	US$
Cash flows from operating activities:
Net loss	(73,177,935)	(79,971,847)	(18,946,370)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,125,032	1,145,995	980,053
Net loss on disposal of property, equipment, software and operating lease right-of-use asset	18,973	6,811	9,365
Share-based compensation	18,679,658	10,520,282	7,271,700
Interest income on promissory notes	(9,946)	—	—
Amortization of right-of use assets and interest of lease liabilities	—	303,535	228,405
Foreign exchange loss (gain), net	603,459	(2,555,325)	(1,446,202)
Changes in operating assets and liabilities:
Accounts receivable, net	(3,000,000)	3,000,000	—
Prepayments and other current assets	(231,287)	(881,402)	1,649,878
Amount due from related parties	(4,374,274)	3,887,238	397,405
Other non-current assets	(24,210)	(40,297)	24,687
Accounts payable	1,511,640	344,509	(572,372)
Contract liabilities	4,774,464	9,607,276	(15,107,276)
Amount due to related parties	7,930,703	8,857,276	(2,609,011)
Accruals and other current liabilities	1,057,491	(823,928)	(122,201)
Lease liabilities	—	(280,465)	(237,401)
Income tax payable	1,657,450	(1,657,450)	52,884
Deferred tax liabilities	44,163	(44,163)	—
Other non-current liabilities	—	(29,732)	(28,383)
Net cash used in operating activities	(43,414,619)	(48,611,687)	(28,454,839)
Cash flows from investing activities:
Placement of short-term investments	—	—	(47,000,000)
Withdrawal of short-term investments	—	—	47,000,000
Proceeds from disposal of property, equipment and software	—	4,892	7,656
Purchase of property, equipment and software	(2,509,926)	(690,938)	(85,012)
Net cash used in investing activities	(2,509,926)	(686,046)	(77,356)
Cash flows from financing activities:
Proceeds from borrowings	4,386,860	25,830,030	8,133,775
Proceeds from share subscriptions	381,282	—	—
Proceeds from exercise of share options	231,521	323,212	5,500
Proceeds from initial public offering, net of underwriting commissions	149,411,950	—	—
Repayment of borrowings	(5,089,717)	(4,353,588)	(13,506,221)
Payment of initial public offering costs	(1,595,088)	—	—
Purchase of treasury shares under stock repurchase program	(2,361,576)	(3,976,681)	—
Costs for retirement of treasury shares	(8,090)	—	—
Net cash generated from (used in) financing activities	145,357,142	17,822,973	(5,366,946)
Effect of exchange rate on cash and cash equivalents	(192,352)	842,195	74,720
Net increase (decrease) in cash and cash equivalents	99,240,245	(30,632,565)	(33,824,421)
Cash and cash equivalents at the beginning of year	75,150,998	174,391,243	143,758,678
Cash and cash equivalents at the end of year	174,391,243	143,758,678	109,934,257
Supplemental cash flow disclosures:
Interest paid	359,569	603,680	1,047,717
Income tax paid	—	2,433,241	1,376,856
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	—	313,929	225,542
Right-of-use assets obtained in exchange for operating lease obligations	—	217,227	179,919
Non-cash activities:
Accretion of convertible redeemable preferred shares to redemption value	28,553	—	—
Conversion of preferred shares	154,477,960	—	—
Retirement of treasury shares	1,741,971	4,596,282	—
Surrender of ordinary shares for repayment of promissory notes	6,800,856	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021, 2022 AND 2023

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

As of December 31, 2023, the Company’s principal subsidiaries are as follows:

			Percentage of legal
	Date of	Place of	ownership
Entity	incorporation	incorporation	by the Company	Principal activities
Adagene (Hong Kong) Limited	December 12, 2011	Hong Kong	100%	Investment holding, and research and development of innovative medicines
Adagene Incorporated	September 20, 2017	The United States of America	100%	Research and development of innovative medicines
Adagene (Suzhou) Limited	February 28, 2012	The People’s Republic of China (“PRC” or “China”)	100%	Research and development of innovative medicines
Adagene Australia PTY Ltd.	May 30, 2018	Australia	100%	Research and development of innovative medicines
Adagene PTE. Ltd.	March 27, 2020	Singapore	100%	Research and development of innovative medicines
Adagene AG	August 31, 2020	Switzerland	100%	Research and development of innovative medicines
Adagene Project C1 PTE. Ltd.	March 25, 2022	Singapore	100%	Research and development of innovative medicines

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). References to specific GAAP principles throughout these notes to the accompanying financial statements are to the Accounting Standards Codification (“ASC”), as published by the U.S. Financial Accounting Standards Board (“FASB”).

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

Accounts receivable and allowance for doubtful accounts

Account receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. Accounts receivable is carried at net realizable value. The allowance for credit losses reflects the best estimate of future losses over the contractual life of outstanding accounts receivable and is determined on the basis of historical experience, specific allowances for known troubled accounts, other currently available information including customer financial condition, and both current and forecasted economic conditions.

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

The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2022 or 2023

The Group had no financial assets and liabilities measured and recorded at fair value on a nonrecurring basis as of December 31, 2022 and 2023.

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

No impairment loss was recorded for the years ended December 31, 2021, 2022 and 2023.

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

Other operating income, net

Other operating income, net included a one-time compensation payment from a contract manufacturer in relation to company losses for a preclinical-related outsourcing arrangement.

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, and (4) other research and development expenses. Research and development costs are expensed as incurred when the related research and development services are provided to the Group and the resulting assets, if any, have no alternative future uses. As of December 31, 2022 and 2023, the Group had several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at the Group’s option. The Group did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2022 or 2023 as the Group did not have any plan to cancel the existing CRO or CMO contracts.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the governments. The Group’s PRC based subsidiary received government subsidies from certain local government. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has set certain conditions for the subsidies. Other subsidies are the subsidies that the local government has not set any conditions and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. These specific subsidies are recorded as other non-current liabilities upon receipt and are recognized as other income when the conditions are met. Other subsidies are recognized as other income upon receipt as further performance by the Group is not required. In addition, the Group’s Australian subsidiary received research and development tax incentive from the Australian Taxation Office in 2021, 2022 and 2023. The tax incentive was recognized as other income upon receipt as the incentive was not dependent upon having a tax liability and further performance by the Group was not required.

Government subsidies of US$1.4 million, US$2.1 million and US$1.5 million were received and recognized as other income during the years ended December 31, 2021, 2022 and 2023, respectively.

Leases

In accordance with ASC 842 adopted on January 1, 2022, the Group determines if an arrangement is or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and lease liabilities on the consolidated balance sheet. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. The Group does not have any finance leases since the adoption date.

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

Net loss per share

In accordance with ASC 260, Earnings Per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic net loss per share using the two-class method is not applicable as the Group does not have participating securities that have contractual rights and obligations to share in the losses of the Group.

Employee defined contribution plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of US$2,223,493, US$2,984,251 and US$2,584,392 for the years ended December 31, 2021, 2022 and 2023, respectively.

Concentration of risks

Concentration of credit risk

As of December 31, 2022 and 2023, the amount of cash and cash equivalents of US$8,617,157 and US$6,538,253 respectively, were held at major financial institutions located in Mainland China, and US$135,141,521 and US$103,396,004,respectively, were deposited with major financial institutions located outside of Mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable, if any, is typically unsecured and denominated in US$ and/or RMB and is derived from revenues earned from customers. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of suppliers

For the year ended December 31, 2021 and 2022, a significant portion of the Group’s research and development services were purchased from one supplier group, who collectively accounted for 18.5%, and 34.1% of the Group’s total research and development services purchases, respectively. For the year ended December 31, 2023, there were no suppliers who collectively accounted for more than 10% of the Group’s total research and development services.

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 9.24% in the year ended December 31, 2022 and appreciation of approximately 1.70% in the year ended December 31, 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

New and amended standards adopted by the Group

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, the FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2022 for the Group. The Group has adopted ASU 2016-13 and the impact of this adoption was assessed to be not material.

New and amended standards not yet adopted by the Group

In August 2020, FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt—Debt with Conversion and Other Options, for convertible instruments and also increases information transparency by making disclosure amendments. The standard is effective for private companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group has evaluated the impact of this accounting standard update on its consolidated financial statements and assessed the impact of the adoption to be immaterial.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which improves the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The standard shall be applied retrospectively to all prior periods presented in the financial statements. The standard is effective for fiscal years beginning after December 15, 2023. The Group has evaluated the impact of this accounting standard update on its consolidated financial statements and assessed the impact of the adoption to be immaterial.

In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The standard is effective for public entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The standard allows the amendments to be applied the standard on a prospective basis or a retrospective basis. The Group has evaluated the impact of this accounting standard update on its consolidated financial statements and assessed the impact of the adoption to be immaterial.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Prepayments	1,161,910	591,383
Deposits (a)	2,970,421	1,790,637
Others	804,992	905,425
	4,937,323	3,287,445

Note (a): The deposits represented the amounts that the Group paid to its CRO vendors for various outsourced research and development programs according to the terms of respective CRO agreements. The Group expects to recover the deposits if the programs fail or the agreements are cancelled.

4. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Machinery and laboratory equipment	5,293,386	5,201,479
Leasehold improvements	1,055,271	1,037,675
Electronic equipment	1,863,963	1,818,352
Furniture and tools	29,684	42,821
Vehicles	80,266	78,928
Software	369,698	363,943
Total property, equipment and software	8,692,268	8,543,198
Less: accumulated depreciation and amortization	(5,909,305)	(6,708,077)
Net book value	2,782,963	1,835,121

Depreciation and amortization expenses recognized for the years ended December 31, 2021, 2022 and 2023 were US$1,125,032, US$1,145,995 and US$980,053 respectively.

5. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued liabilities and other current liabilities consisted of the following:

	As of December 31,
	2022	2023
	US$	US$
Professional service fees	1,647,490	1,194,199
Payroll and related liabilities	1,104,365	1,177,301
Other taxes and surcharge	349,039	510,259
Others	111,915	119,749
	3,212,809	3,001,508

6. BORROWINGS

	As of December 31,
	2022	2023
	US$	US$
Current
Short-term borrowings:
Bank loans	10,768,745	4,235,673
Current portion of long-term borrowings	2,850,128	4,161,549
Total current borrowings	13,618,873	8,397,222
Non-Current
Long-term borrowings:
Bank loans	14,146,541	13,540,034
Total non-current borrowings	14,146,541	13,540,034
Total borrowings	27,765,414	21,937,256

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

In March 2022, the Group borrowed a loan with the amount of RMB9,900,000 (equivalent to approximately US$1,421,474) from China Merchants Bank Co., Ltd. for a term of one year at the interest rate of 3.90% per annum. The borrowing was repaid in March 2023.

In April 2022, the Group borrowed another loan with the amount of RMB20,100,000 (equivalent to approximately US$2,886,024) from China Merchants Bank Co., Ltd. for a term of one year at the interest rate of 3.70% per annum. The borrowing was repaid in April 2023.

In July 2022, the Group borrowed a loan with the amount of RMB20,000,000 (equivalent to approximately US$2,871,665) from Bank of Jiangsu Co., Ltd. for a term of one year at the interest rate of 3.70% per annum. The borrowing was repaid in July 2023.

In December 2022, the Group borrowed a loan with the amount of RMB25,000,000 (equivalent to approximately US$3,589,582) from China Construction Bank Corporation for a term of one year at the interest rate of 3.65% per annum. The borrowing was repaid in December 2023.

In January 2023, the Group borrowed a loan with the amount of RMB10,000,000 (equivalent to approximately US$1,411,891) from Bank of Ningbo Co., Ltd for a term of one year at the interest rate of 3.9% per annum. The borrowing was repaid in January 2024.

In March 2023, the Group borrowed another loan with the amount of RMB10,000,000 (equivalent to approximately US$1,411,891) from China Everbright Bank Co., Ltd for a term of one year at the interest rate of 3.8% per annum.

In July 2023, the Group borrowed a loan with the amount of RMB10,000,000 (equivalent to approximately US$1,411,891) from Bank of Ningbo Co., Ltd for a term of one year at the interest rate of 3.85% per annum.

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

In June 2019, the Group borrowed a loan with the amount of RMB6,000,000 (equivalent to approximately US$861,500) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 5.23% per annum. The Group repaid RMB300,000 (equivalent to approximately US$43,075) in 2019, RMB1,000,000 (equivalent to approximately US$143,583) in 2020, RMB2,700,000 (equivalent to approximately US$387,675) in 2021, and RMB2,000,000 (equivalent to approximately US$287,167) in 2022. As of December 31, 2021, RMB2,000,000 (equivalent to approximately US$287,167) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets. The loan was fully repaid in June 2022.

In September 2020, the Group borrowed a loan with the amount of RMB16,500,000 (equivalent to approximately US$2,329,620) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.27% per annum. The Group repaid RMB1,650,000 (equivalent to approximately US$232,962) in 2021,RMB3,850,000 (equivalent to approximately US$543,578) in 2022 and RMB11,000,000 (equivalent to approximately US$1,553,080) in 2023. As of December 31, 2022, RMB11,000,000 (equivalent to approximately US$1,553,080) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets. The loan was fully repaid in September 2023.

In September 2021, the Group borrowed a loan with the amount of RMB8,500,000 (equivalent to approximately US$1,200,107) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.05% per annum. The Group repaid RMB425,000 (equivalent to approximately US$60,005) in 2022 and RMB850,000 (equivalent to approximately US$120,011) in 2023. As of December 31, 2022 and 2023, RMB850,000 (equivalent to approximately US$120,011) and RMB7,225,000 (equivalent to approximately US$1,020,092) repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In May 2022, the Group borrowed a loan with the amount of RMB30,000,000 (equivalent to approximately US$4,235,673) from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB3,000,000 (equivalent to approximately US$423,567) in 2023. As of December 31, 2022 and 2023, RMB3,000,000 (equivalent to approximately US$423,567) and RMB5,000,000 (equivalent to approximately US$705,945) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

Also in May 2022, the Group borrowed a loan with the amount of RMB20,000,000 (equivalent to approximately US$2,823,782) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB500,000 (equivalent to approximately US$70,595) in 2022 and RMB1,500,000 (equivalent to approximately US$211,784) in 2023. As of December 31, 2022 and 2023, RMB1,500,000 (equivalent to approximately US$211,784) and RMB9,500,000 (equivalent to approximately US$1,341,297) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In August 2022, the Group borrowed a loan with the amount of RMB9,900,000 (equivalent to approximately US$1,397,772) from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 (equivalent to approximately US$141,189) in 2023. As of December 31, 2022 and 2023, RMB1,000,000 (equivalent to approximately US$141,189) and RMB2,000,000 (equivalent to approximately US$282,378) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

Also in August 2022, the Group borrowed a loan with the amount of RMB20,000,000 (equivalent to approximately US$2,823,782) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 (equivalent to approximately US$141,189) in 2023. As of December 31, 2022 and 2023, RMB1,000,000 (equivalent to approximately US$141,189) and RMB2,000,000 (equivalent to approximately US$282,378) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In November 2022, the Group borrowed a loan with the amount of RMB9,900,000 (equivalent to approximately US$1,397,772) from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 (equivalent to approximately US$141,189) in 2023. As of December 31, 2022 and 2023, RMB1,000,000 (equivalent to approximately US$141,189) and RMB2,000,000 (equivalent to approximately US$282,378) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

Also in November 2022, the Group borrowed a loan with the amount of RMB10,000,000 (equivalent to approximately US$1,411,891) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB500,000 (equivalent to approximately US$70,595) during in 2023. As of December 31, 2022 and 2023, RMB500,000 (equivalent to approximately US$70,595) and RMB1,000,000 (equivalent to approximately US$141,189) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets.

In April 2023, the Group borrowed a loan with the amount of RMB7,000,000 (equivalent to approximately US$988,324) from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 3.90% per annum. The Group repaid RMB150,000 (equivalent to approximately US$21,178) in 2023. As of December 31, 2023, RMB550,000 (equivalent to approximately US$77,654) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets.

In August 2023, the Group borrowed a loan with the amount of RMB10,000,000 (equivalent to approximately US$1,411,891) from Bank of Jiangsu Co., Ltd. for a term of eighteen months at the interest rate of 3.80% per annum. As of December 31, 2023, RMB100,000 (equivalent to approximately US$14,119) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets.

In September 2023, the Group borrowed another loan with the amount of RMB10,000,000 (equivalent to approximately US$1,411,891) from Bank of Jiangsu Co., Ltd. for a term of eighteen months at the interest rate of 3.80% per annum. As of December 31, 2023, RMB100,000 (equivalent to approximately US$14,119) repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets.

The proceeds from the loans were primarily used to pay for the Group’s research and development activities in China, including CMC costs of clinical and preclinical programs. As of December 31, 2022 and 2023, none of the Group’s borrowings were collateralized in the respective loan agreements.

Future maturities of short-term borrowings and long-term borrowings

Future principal maturities of short-term borrowings and long-term borrowings as of December 31, 2023 were as follows:

As of December 31,
2023
US$
2024	8,397,222
2025	13,116,467
2026	423,567
21,937,256

7. CONVERTIBLE REDEEMABLE PREFERRED SHARES

From November 2011 to December 2019, the Company issued various series of convertible redeemable preferred shares (collectively the “Preferred Shares”) to certain investors. Upon completion of the IPO on February 11, 2021, each of the then outstanding Preferred Shares was automatically converted into one ordinary share. As of December 31, 2022 and 2023, there were no Preferred Shares issued or outstanding.

Prior to the IPO, the Company concluded that the Preferred Shares were not redeemable, but were probable to become redeemable. The Company accreted changes in the redemption value over the period from the date of issuance to the IPO date for the year ended December 31, 2021, using the interest method.

The Company had no Preferred Share activities for the years ended December 31, 2022 and 2023. The Company’s Preferred Share activities for the year ended December 31, 2021 were summarized below:

Preferred Shares	Series A-1	Series A-2	Series B	Series C-1	Series C-2	Series C-3	Total
	US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2020	5,473,957	3,000,000	27,999,995	48,975,456	18,999,999	50,000,000	154,449,407
Accretion of Series C-1 Preferred Shares to redemption value	—	—	—	28,553	—	—	28,553
Conversion of Preferred Shares to Ordinary Shares	(5,473,957)	(3,000,000)	(27,999,995)	(49,004,009)	(18,999,999)	(50,000,000)	(154,477,960)
Balance as of December 31, 2021	—	—	—	—	—	—	—

8. SHARE-BASED COMPENSATION

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

On November 9, 2020, the Company passed a board resolution to waive the vesting schedules and conditions of 2,375,000 share options granted to certain management members. Pursuant to this board resolution, these management members exercised all related share options at the original exercise price per share ranging from US$1.83 to US$2.26. As a result, 2,375,000 ordinary shares were issued to these management members. These management members paid the exercise price by issuing recourse promissory notes in the total amount of US$5,197,650. The Company had the repurchase right to buy back such shares at the original exercise price if the grantees did not meet the original vesting conditions. The Company assessed and considered that given such arrangement allows the shares received on exercise be returned to the Company if the original vesting conditions are not satisfied, there has been no substantial change to the vesting conditions and the Company shall continue to account for the share awards in accordance with their original terms. As of December 31, 2023, there were 325,000 shares unvested according to the original vesting conditions.

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

From April 12, 2023 to December 27, 2023, pursuant to the 2021 Plan, a total of 3,442,500 share options were granted to certain employees, with exercise price ranging from US$0.94 to US$1.33, respectively. In addition, 425,905 ordinary shares were issued to certain management personnel in January 2023 pursuant to the 2021 Plan. 69,225 ordinary shares were issued to certain employees as stock bonus in April 2023.

As of December 31, 2022 and 2023, among all the share options granted to date, 4,776,906 and 4,826,906 share options contained both service conditions and performance conditions, respectively. All other share options granted contain only service conditions.

			Weighted‑
			Average	Weighted
		Weighted‑	Grant	Average
		Average	Date	Remaining	Aggregate
	Number of	Exercise	Fair	Contractual	Intrinsic
	Options	Price	Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Outstanding at December 31, 2020	3,294,467	1.75	6.65	8.78	33,410,968
Granted	1,894,119	12.31	8.39	—	—
Exercised	(233,958)	0.99	5.13	—	—
Forfeited	(145,550)	3.02	7.71	—	—
Outstanding at December 31, 2021	4,809,078	5.91	7.38	8.68	2,619,574
Granted	2,640,598	3.28	2.13	—	—
Exercised	(197,975)	2.08	6.95	—	—
Forfeited	(964,789)	6.75	7.57	—	—
Outstanding at December 31, 2022	6,286,912	4.80	5.16	8.44	94,990
Granted	3,442,500	1.14	0.72	—	—
Exercised	(10,000)	0.55	5.72	—	—
Forfeited	(952,530)	4.59	3.45	—	—
Outstanding at December 31, 2023	8,766,882	3.39	3.60	8.24	2,011,843
Vested and expected to vest at December 31, 2023	8,766,882	3.39	3.60	8.24	2,011,843
Exercisable at December 31, 2022	2,070,533	6.35	6.87	7.62	55,880
Exercisable at December 31, 2023	2,448,076	5.79	6.64	6.75	207,499

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The aggregate fair value of the equity awards vested during the years ended December 31, 2021, 2022, and 2023 was US$13,833,856, US$11,929,903 and US$6,742,535, respectively. As of December 31, 2023, the total unrecognized employee share based compensation expense was US$16,658,848, all of which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost will be recognized over a weighted average period of 1.64 years as of December 31, 2023.

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

The assumptions used to estimate the fair value of the share options granted were as follows:

	For the years ended
	December 31,
	2021	2022	2023
Risk‑free interest rate	1.11% - 1.67%	1.92% - 4.25%	3.38% - 4.86%
Dividend yield	0%	0%	0%
Expected volatility range	73.1% - 75.5%	74.2% - 74.9%	72.6% - 73.1%
Exercise multiple	2.2 - 2.8	2.2 - 2.8	2.2 - 2.8
Contractual life	10 years	10 years	10 years

Total share-based compensation expenses recognized for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Research and development expenses	13,582,746	7,227,298	4,860,548
Administrative expenses	5,096,912	3,292,984	2,411,152
Total share‑based compensation expenses	18,679,658	10,520,282	7,271,700

9. COLLABORATION ARRANGEMENTS

Guilin Sanjin Pharmaceutical Co., Ltd. License Agreement

In December 2018, the Group entered into (i) a collaboration agreement (the “Sanjin Greater China Agreement”) that covers Greater China with Guilin Sanjin Pharmaceutical Co., Ltd. (“Sanjin”) and certain of its subsidiaries (collectively, “Sanjin Parties”) and (ii) a collaboration agreement (the “Sanjin ROW Agreement”, together with the Sanjin Greater China Agreement, the “2018 Sanjin Agreements”) that covers the regions other than Greater China with Sanjin. Pursuant to the Sanjin Greater China Agreement, the Group licensed the Chinese intellectual property directly related to a monospecific antibody molecule that binds to the PD-L1 target (the “PD-L1 Project”), including patent rights, patent application rights and technologies based on the core sequence of the molecule, to Sanjin Parties. Sanjin Parties will own all the Chinese intellectual property developed in the exercise of Sanjin Parties’ rights under the agreement, including but not limited to improvements (including combination products), clinical trials, regulatory filings, and commercialization rights relating thereto. The Group also granted Sanjin Parties a royalty-free license to use our other existing intellectual property and improvements thereto which are related to the PD-L1 Project for the purposes of exploiting its rights and performing its obligations under the agreement. Sanjin Parties will enjoy all the economic benefits deriving from the PD-L1 Project in Greater China, including but not limited to patent transfer fee, licensing fee, sales revenue and sales commission, etc. Sanjin Parties will pay the Group (i) single-digit percentage of net sales of the products that use the licensed antibody after such products enter the market and (ii) a low to mid-low double-digit percentage of the profits resulting from any transfer of the license to any third parties depending on the timing of the transfer relative to the development stage of the product. The Group also received RMB10,000,000 (equivalent to approximately US$1,511,168) upfront fee upon the effectiveness of the agreement from Sanjin Parties, which was recognized as revenue in 2018. No revenues related to this agreement has been recognized in any of the years presented in the accompanying financial statements.

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

Upfront fee of RMB4,000,000 (equivalent to approximately US$620,011) received in 2019, and milestone fee of RMB4,000,000 (equivalent to approximately US$620,011) received in 2021 were recognized as licensing revenue in 2021 as the performance obligation was satisfied by the Group and certain milestone events were achieved.

No additional revenue was recognized for the years ended December 31, 2022 and 2023.

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

The ADCT Collaboration Agreement has expired in 2023, and ADC Therapeutics elected not to exercise its options for the ADCT License Agreement.

Prior to December 31, 2021, the Group recognized US$225,000 of licensing revenue upon delivery of the research results, and US$100,000 as other income due to the expiration of exclusive target reservation right, which is not related to the Group’s major operation activity.

For the year ended December 31, 2021, the Group recognized US$225,000 of licensing revenue upon delivery of additional research results.

For the years ended December 31, 2022 and 2023, the Group did not recognize additional revenue associated with the agreements.

ADCT Material Transfer and Option Agreement

In August 2022, the Group entered into a material transfer and option agreement (the “ADCT Material Transfer and Option Agreement”) with ADCT. Under the agreement, Adagene agreed to provide antibodies or antibody sequences to ADCT to conduct further development for a non-refundable fee of US$300,000. ADCT has an exclusive option to negotiate a separate license agreement with the Group, however, there is no requirement for either party to enter into such a license agreement.

For the year ended December 31, 2022, the Group recognized revenue of US$300,000 upon delivery of the sequences.

ADCT has not exercised the option to negotiate a separate license agreement. No additional revenue was recognized for the year ended December 31, 2023.

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

In April 2022, the Group entered in a letter agreement (the “Exelixis Letter Agreement”) in reference to the Exelixis Agreement with Exelixis for expanded collaboration in SAFEbody discovery. Under the Exelixis Letter Agreement, the Group will generate additional masked antibodies against the target selected by Exelixis per the Exelixis Agreement. Exelixis agreed to pay the Group an additional upfront non-refundable fee of US$1,100,000.

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

For the year ended December 31, 2022, the Group received US$1,100,000 upfront payment under the Exelixis Letter Agreement. No additional revenue was recognized as no relevant performance obligation had been satisfied under either the Exelixis Agreement or the Exelixis Letter Agreement as of December 31, 2022.

For the year ended December 31, 2023, the Group received US$3,000,000 milestone payment, which corresponds to the successful nomination of lead SAFEbody candidates for the second target under the Exelixis Agreement. A total of US$9,600,000 was recognized as revenue in 2023, which includes a) US$8,500,000 upon delivery of data packages for the second target and achievement of the milestone event for the second target under the Exelixis Agreement including the US$5,500,000 upfront fee and the aforementioned milestone fee of US$3,000,000, and b) US$1,100,000 upon delivery of additional masked antibodies under the Exelixis Letter Agreement.

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

For the year ended December 31, 2022, the Group received US$17,500,000 upfront payment under the Sanofi Agreement. For the years ended December 31, 2022 and 2023, US$8,992,724 and US$8,507,276 were recognized as revenue over time using the input method, respectively.

10. INCOME TAX EXPENSE

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

Adagene (Suzhou) Limited was first recognized as a qualified TASE in March 2015 and renewed in December 2018 and November 2021. Adagene (Suzhou) Limited was authorized to enjoy the preferential tax rate of 15% from 2015 to at least November 2024.

Cayman Islands

Adagene Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands Adagene Inc. is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Adagene (Hong Kong) Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the years ended December 31, 2021, 2022 and 2023, Adagene (Hong Kong) Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Adagene (Hong Kong) Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

United States

Adagene Incorporated is incorporated in U.S. and is subject to U.S. federal corporate income tax at a rate of 21%. Adagene Incorporated is also subject to state income tax in California of 8.84%. Dividends payable by an U.S. entity, to non-U.S. resident enterprises shall be subject to 30% withholding tax, unless the respective non-U.S. resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with U.S. that provides for a reduced withholding tax rate or an exemption from withholding tax. PRC has the tax treaty with U.S.

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

Income tax expense (benefit) of the Group for the years ended December 31, 2021, 2022 and 2023 were composed of the following current and deferred amounts:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Current:
U.S.
Federal	1,290,009	672,064	1,502,796
State and local	367,441	(168,846)	188,612
Total current	1,657,450	503,218	1,691,408
Deferred:
U.S.
Federal	96,804	(96,804)	—
State and local	(52,641)	52,641	—
Total deferred	44,163	(44,163)	—
Income tax expense	1,701,613	459,055	1,691,408

Reconciliation between the income tax expense computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax was as follows:

	For the years ended December 31,
	2021	2022	2023
	US$	US$	US$
Loss before income tax	(71,476,322)	(79,512,792)	(17,254,962)
PRC statutory income tax rate	25%	25%	25%
Income tax credit computed at PRC statutory income tax rate	(17,869,081)	(19,878,198)	(4,313,740)
Impact of PRC preferential income tax rate as qualified TASE	7,147,633	7,951,279	1,725,496
Difference in income tax rates of overseas entities	10,549,985	10,560,029	(1,012,031)
Research and development super-deduction(a)	(569,016)	(1,724,740)	(693,340)
Research and development tax credits	—	(569,575)	(668,854)
Non-deductible expenses	1,054	3,695	7,241
Foreign derived intangible income deduction	—	(487,183)	(394,979)
Changes in valuation allowance	2,277,418	4,517,358	7,064,573
State tax	291,500	76,127	(22,363)
Others	(127,880)	10,263	(595)
Income tax expense	1,701,613	459,055	1,691,408

Note (a): Due to the impacts of research and development super-deduction, the Group’s subsidiary, Adagene (Suzhou) Limited, did not have any income taxes for the years ended December 31, 2021, and 2022.

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	US$	US$
Deferred tax assets:
Net operating loss carry forward	8,217,976	15,413,070
Tax credit carry forward	391,843	1,077,073
Capitalized research and development expenses	756,197	—
Capitalized inventory	94,954	72,402
Unrealized foreign exchange gain/losses	116,238	67,453
Accrued expenses	29,702	—
Amortization of right-of-use assets and interest of lease liabilities	546	676
Gross deferred tax assets	9,607,456	16,630,674
Less: valuation allowance	(9,524,497)	(16,589,070)
Deferred tax assets	82,959	41,604

Deferred tax liabilities:
Depreciation and amortization of property, equipment and software	(82,959)	(41,604)
Deferred tax liabilities	(82,959)	(41,604)
Total deferred tax liabilities, net	—	—

Movement of the valuation allowance was as follows:

	2021	2022	2023
	US$	US$	US$
Balance as of January 1	2,729,721	5,007,139	9,524,497
Addition	2,277,418	4,517,358	7,064,573
Balance as of December 31	5,007,139	9,524,497	16,589,070

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

The Group has incurred net accumulated operating losses for income tax purposes since its inception. As of December 31, 2023, the Group had net operating losses for income tax purpose of approximately US$136,672,221. The net operating losses were primarily comprised of: US$25,271,118 from an entity in PRC which expires in years 2029 through 2033; US$4,635,670 derived from an entity Switzerland which expires in years 2028 through 2029; US$5,744,965 derived from an entity in Hong Kong that have an indefinite carryforward; US$11,094,390 derived from an entity in Australia that have an indefinite carryforward subject to meeting certain criteria; US$88,416,478 derived from an entity in the United States which expires beginning year 2038; and, US$1,509,600 derived from entities in Singapore. The Group believes that it is more likely than not that these net accumulated operating losses will not be utilized in the near future. Therefore, the Group has provided full valuation allowances for the deferred tax assets for all subsidiaries as of December 31, 2023.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Group did not have any unrecognized uncertain tax positions. The Group does not anticipate that the amount of unrecognized tax benefits will significantly change within the next 12 months.

The Group conducts business in a number of tax jurisdictions and, as such, is required to file income tax returns in multiple jurisdictions globally. As of December 31, 2023, PRC tax matters are open to examination for the years 2021 through 2023, U.S. federal and state tax matters are open to examination for the years 2020 through 2023, and Australia tax matters are open to examination for the years 2020 through 2023.

11. NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2021, 2022 and 2023 were calculated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
Numerator:
Net loss attributable to Adagene Inc.’s shareholders	(73,177,935)	(79,971,847)	(18,946,370)
Accretion of convertible redeemable preferred shares to redemption value	(28,553)	—	—
Net loss attributable to ordinary shareholders	(73,206,488)	(79,971,847)	(18,946,370)
Denominator:
Weighted‑average number of ordinary shares outstanding—basic and diluted	50,032,009	54,135,084	54,737,530
Net Loss per share—basic and diluted	(1.46)	(1.48)	(0.35)

The effects of all outstanding share options and share grant have been excluded from the computation of diluted loss per share for the years ended December 31, 2021, 2022 and 2023 as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended December 31,
	2021	2022	2023
Incremental shares on share options and share grant	1,739,882	530,298	52,942

12. RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship
Peter Luo	Chairman, Chief Executive Officer and a principal shareholder of the Company
Certain senior management personnel	Management and ordinary shareholders of the Company
WuXi AppTec Co., Ltd. (“WuXi AppTec Group”)	A principal shareholder of the Company
WuXi Biologics (Cayman) Inc.	Controlled by the ultimate controlling party of a principal shareholder of the Company

b)	The Group had the following related party balances as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	US$	US$
WuXi AppTec Group	503,941	118,594
WuXi Biologics (Cayman) Inc.	115,491	102,416
Certain senior management personnel.	—	1,017
Total amounts due from related parties	619,432	222,027

As of December 31, 2022 and 2023, the amounts due from related parties mainly represented prepayments made for the CRO and CMO services.

	As of December 31,
	2022	2023
	US$	US$
WuXi Biologics (Cayman) Inc.	17,840,876	16,371,593
WuXi AppTec Group	1,482,461	341,716
Certain senior management personnel.	—	1,017
Total amounts due to related parties	19,323,337	16,714,326

As of December 31, 2022 and 2023, the amounts due to related parties mainly represented payables for the CRO and CMO services.

c)	The Group had the following related party transactions during the years ended December 31, 2021, 2022 and 2023:

	For the years ended
	December 31,
	2021	2022	2023
	US$	US$	US$
Receipt of CRO and CMO services:
WuXi Biologics (Cayman) Inc.	12,561,276	27,764,750	1,868,815
WuXi AppTec Group	517,742	7,362,713	787,602
Certain senior management personnel.	—	—	4,087
	13,079,018	35,127,463	2,660,504

13. LEASES

As of December 31, 2022 and 2023, the Group has operating leases recorded on its consolidated balance sheet for certain office spaces that expire on various dates through 2026. The Group does not plan to cancel the existing lease agreements for its existing office spaces prior to their respective expiration dates. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. All of the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2022 and 2023 is as follows:

	As of December 31,
	2022	2023
	US$	US$
Assets
Operating lease right-of-use assets	191,877	365,103
Liabilities
Current portion of operating lease liabilities	151,983	195,955
Operating lease liabilities	53,834	173,660
Weighted average remaining lease term (years)	1.3	2.1
Weighted average discount rate	4.6%	4.4%

Information related to operating lease activity during the years ended December 31, 2022 and 2023 is as follows:

	For the Year Ended December 31,
	2022	2023
	US$	US$
Operating lease rental expense
Amortization of right-of-use assets	283,276	216,305
Expense for short-term leases within 12 months	34,729	13,514
Interest of lease liabilities	20,259	12,100
	338,264	241,919

Maturities of lease liabilities were as follows:

	As of December 31,
	2022	2023
	US$
2023	157,603	—
2024	54,823	207,155
2025	—	123,546
2026	—	55,499
Total undiscounted lease payments	212,426	386,200
Less: imputed interest	(6,609)	(16,585)
Total lease liabilities	205,817	369,615

14. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position, cash flows or results of operations.

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

As of December 31, 2022 and 2023, the total restricted net assets of the Company’s subsidiary incorporated in PRC and subjected to restriction amounted to approximately US$1,860,667 for both years. Other subsidiaries are not subjected to such restriction.

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

As of December 31, 2023, the net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries was US$1,860,667 from the PRC subsidiary. As the restricted net assets of consolidated subsidiaries did not exceed 25% of consolidated net assets as of the most recent fiscal year end, the Group was not required to provide parent company financial information.

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

On June 29, 2022, the Board of Directors authorized a share repurchase program to repurchase up to US$10 million of outstanding ADSs of the Company during a period of up to 12 months commencing on July 20, 2022 (the “2022 Share Repurchase Program”). The 2022 Share Repurchase Program was subsequently terminated in July 2022. During the year ended December 31, 2022, 39,900 outstanding ADSs (49,875 ordinary shares) was repurchased with a total consideration of US$72,282 under the 2022 Share Repurchase Program. During the year ended December 31, 2023, no shares were repurchased.

During the years ended December 31, 2021 and 2022, 160,880 and 1,285,604 ADSs (201,100 and 1,607,005 ordinary shares) repurchased have been retired, respectively. During the year ended December 31, 2023, no shares were retired. As of December 31, 2022 and 2023, there was 1 ADS (approximately 1 ordinary share) held as treasury share, respectively.