Form 20-F
period 2024-12-31
Adagene Inc.
filed 2025-03-24
CIK 1818838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

+86-512-87773632

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

58,886,944 ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐       No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐       No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐       No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐       No ☐

i

INTRODUCTION

Except where the context otherwise indicates and for the purpose of this annual report only:

●	“Adagene Suzhou” refers to Adagene (Suzhou) Limited, our subsidiary in the PRC;
●	“Adagene Incorporated” reference to Adagene Incorporated, our subsidiary in the U.S.;
●	“ADSs” refers to the American depositary shares, each representing one and one quarter (1.25) of our ordinary shares;
●	“Antibody binding interface” or “antibody binding sites” refers to the antibody binding surface spots in contact with its recognition antigen;
●	“China” or “PRC” refers to the People’s Republic of China; and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;
●	“conformational diversity” or “dynamic diversity” refers to the existence of more than one conformation or structure due to dynamic fluctuation of the structures for a given protein sequence, independent of any conformational changes caused by external binding;
●	“epitopes” or “epitope of an antigen” refers to the specific binding spots of an antigen in contact with its antibody binding surface;
●	“Greater China,” for the purpose of this annual report, refers to the People’s Republic of China, Hong Kong, Macau and Taiwan;
●	“multi-specificity” refers to a protein exerting a similar function (such as binding) on distinctly different ligands, perhaps while using different active site residues;
●	“NEObody” refers to antibody designed with dynamic binding sites that adapt kinetically to unique epitopes through novel MOA, using our NEObody technology; NEObody® is a registered trademark in the United States, China, Australia, Japan, Singapore, Switzerland, Korea, United Kingdom and the European Union;
●	“POWERbody” refers to antibody that utilizes our SAFEbody technology to create new bispecific T-cell engagers, antibody-drug conjugates, or antibodies, which are designed to reach beyond the therapeutic potency of traditional monospecific antibodies; POWERbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, Switzerland, Korea, United Kingdom and the European Union;
●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;
●	“SAFEbody” refers to antibody engineered with its binding sites masked, which are designed to be selectively activated in the tumor microenvironment (TME), potentially limiting on-target off-tumor toxicity in normal tissues; SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, Switzerland, Korea, United Kingdom and the European Union;

●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“species cross-reactivity” refers to reactivity of the same protein that recognizes and binds to similar epitopes of a given class of targets in different species;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and
●	“we,” “us,” “our company,” and “our,” refer to Adagene Inc., a Cayman Islands exempted company and its subsidiaries.
●	“NEObodies” refer to antibodies designed with dynamic binding sites that adapt kinetically to unique epitopes through novel MOAs, using our NEObody technology;
●	“ordinary shares” or “shares” refers to our ordinary shares of par value US$0.0001 per share;
●	“POWERbodies” refer to antibodies that utilize our SAFEbody technology to create new bispecific T-cell engagers, antibody-drug conjugates, or antibodies, which are designed to reach beyond the therapeutic potency of traditional monospecific antibodies; and
●	“SAFEbodies” refer to antibodies engineered with their binding sites masked, which are designed to be selectively activated in the tumor microenvironment (“TME”), potentially limiting on-target off-tumor toxicity in normal tissues.

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

3.A. Reserved

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Summary of Risk Factors

Investors in Adagene Inc.’s equity securities are investing equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in China or in the United States. Adagene Inc. is a Cayman Islands holding company that conducts a substantial portion of its operations in China through its PRC subsidiary, Adagene (Suzhou) Limited. In addition, Adagene Inc. conducts a substantial portion of its operations in the U.S. through its U.S. subsidiary, Adagene Incorporated. Our corporate group does not include any variable interest entities. Such structure involves unique risks to investors in the ADSs and ordinary shares. You should carefully consider all of the information in this annual report before making an investment in our ADSs. In particular, as we are a holding company with substantial business operations in China, you should pay special attention to subsections headed “Item 4.A.–– 4.A. History and Development of the Company Recent––Regulatory Developments,” “Item 3.D. Risk Factors––Risks Related to Doing Business in the PRC,” including but not limited to risk factor such as “uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us.” The PRC government has significant authority to exert influence on the ability of a company with substantive operations in China, such as us, to conduct its business, accept foreign investments or list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on our auditor. Such risks could result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant oversight and discretion over the conduct of our business and as such may influence our operations at any time, which could result in a material adverse effect on our operations. The PRC government has recently published new policies and made statements, such as those related to regulatory approvals of offshore offerings and data security or anti-monopoly concerns, that although did not target on our company specifically, nevertheless have significantly affected certain industries and other PRC-based issuers as a whole, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. These risks could result in a material change in our operations and the value of our ordinary shares or the ADSs, or could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, maintain listing on Nasdaq or list on other foreign exchange, and offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless.

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in the PRC

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us. For details, see page 9 of this annual report;
●	PRC government has significant oversight over the conduct of our business and as such may influence our operations at any time, which may potentially result in a material adverse effect on our operations. For details, see page 9 of this annual report;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, see page 10 of this annual report.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see page 10 of this annual report;
●	The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or in the over-the-counter market or delisted. For details, see page 11 of this annual report;
●	Your investments in our ADSs and/or ordinary shares are investments in equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in China for instance. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws. For details, see page 14 of this annual report;
●	We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure. For details, see page 16 of this annual report; and
●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. For details, see page 20 of this annual report.

Risks Related to Our Financial Prospects and Need for Additional Capital

Risks and uncertainties related to our financial prospectus and need for additional capital include, but are not limited to, the following:

●	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance. For details, see page 27 of this annual report;

●	We have incurred net losses historically and we may continue to incur net losses in the near future. For details, see page 27 of this annual report;
●	We may need to obtain substantial additional financing to fund our growth and operations, which may not be available on acceptable terms, if at all. For details, see page 28 of this annual report;
●	Raising additional capital may lead to dilution of shareholdings by our existing shareholders and restrict our operations or require us to relinquish rights to our technologies or product candidates. For details, see page 29 of this annual report; and
●	We have certain shareholders who have board representation rights and their individual interests may differ from yours. For details, see page 29 of this annual report.

Risks Related to Clinical Development of Our Product Candidates

Risks and uncertainties related to clinical development of our product candidates include, but are not limited to, the following:

●	We may not be able to identify or discover new product candidates, and may allocate our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may later prove to be more profitable, or for which there is a greater likelihood of success. For details, see page 30 of this annual report;
●	We may not be successful in our efforts to use and expand our proprietary platforms to build a pipeline of product candidates. For details, see page 31 of this annual report;
●	Any failures or setbacks in our platforms or our other proprietary technologies could negatively affect our business and financial condition. For details, see page 31 of this annual report;
●	Our product candidates, for which we intend to seek approval as biologic products, may face competition sooner than anticipated. For details, see page 31 of this annual report; and
●	We depend substantially on the success of our product candidates, particularly our lead product candidate, ADG126, which is in phase 1b/2 clinical development, and our ability to advance and identify additional product candidates. Clinical trials of our product candidates may not be successful. If we are unable to successfully identify new product candidates, complete clinical development, obtain regulatory approval and commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed. For details, see page 32 of this annual report.

Risks Related to Obtaining Regulatory Approval of Our Drug Candidates

Risks and uncertainties related to obtaining regulatory approval of our drug candidates include, but are not limited to, the following:

●	The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approvals for our product candidates, our business will be substantially harmed. For details, see page 37 of this annual report.
●	Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business. For details, see page 38 of this annual report.
●	Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential. For details, see page 38 of this annual report.

●	We are conducting clinical trials and may in the future conduct additional clinical trials for our product candidates outside the United States and/or China, and FDA, NMPA and similar foreign regulatory authorities may not accept data from such trials. For details, see page 39 of this annual report; and
●	Our product candidates may cause undesirable adverse events, side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval. For details, see page 39 of this annual report.

Risks Related to Our Intellectual Property

Risks and uncertainties related to our intellectual property include, but are not limited to, the following:

●	It is difficult and costly to protect our proprietary rights and technology, and we may not be able to protect our intellectual property rights throughout the world. For details, see page 63 of this annual report;
●	Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates. For details, see page 66 of this annual report;
●	We may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and licensing deals. For details, see page 67 of this annual report;
●	We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful, and any unfavorable outcome from such litigation could limit our research and development activities and/or our ability to commercialize our product candidates. For details, see page 68 of this annual report; and
●	Our commercial success depends significantly on our ability to operate without infringing upon, misappropriating or otherwise violating the intellectual property rights of third parties. For details, see page 68 of this annual report.

Risks Related to the ADSs

Risks and uncertainties related to the ADSs include, but are not limited to, the following:

●	Our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with Russia’s invasion of Ukraine, including particularly how countries like the United States and China choose to respond to this war. As a result, the value of our ADSs may significantly decline. For details, see page 73 of this annual report.
●	You may be subject to limitations on transfer of your ADSs. For details, see page 73 of this annual report;
●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see page 73 of this annual report;
●	we are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. For details, see page 74 of this annual report;
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see page 74 of this annual report;
●	The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of the ADSs could adversely affect their market price. For details, see page 74 of this annual report;

●	We were likely a passive foreign investment company, or PFIC, for 2024, and there is a significant risk that we will be a PFIC for 2025 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences. For details, see page 80 of this annual report; and
●	If a U.S. person is treated as owning 10% or more of our stock by vote or value, such person may be subject to adverse U.S. federal income tax consequences. For details, see page 81 of this annual report.

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

Pursuant to the HFCAA and the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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

The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or in the over-the-counter market or delisted.

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

Moreover, the Cyberspace Administration of China, or the CAC, issued the Measures on Security Assessment of the Cross-border Transfer of Personal Information (Draft for Comment) in June 2019, pursuant to which, any cross-border transfer of information that may endanger national security, damage public interest, or fail to offer effective protection of personal information security, as assessed by relevant regulatory bodies, will be prohibited. In July 2022, CAC issued the Measures on Security Assessment of the Cross-border Data Transfer, regulating the thresholds for triggering mandatory security assessments not only in the cross-border transfers of personal information, but also in the cross-border transfers of “important data” collected and generated in China under certain circumstance, which were later amended in the Provisions on Promoting and Regulating Cross-border Flow of Data effective in March 2024. The term “important data” means any data, the tampering, damage, leakage, or illegal acquisition or use of which, if it happens, may endanger national security, the operation of the economy, social stability, public health and security, etc. Given that the government body will have full discretion in the assessment, it is unclear if and the extent to which our clinical data will be considered as an endangerment to national or personal information security. In March 2024, CAC issued the Provisions on Promoting and Regulating Cross-border Flow of Data, which mandates that if the company has not received notification from the relevant industrial or regional authorities that it processes important data, or certain types of data have not been publicly declared as important data, the company will be exempted from the obligation to submit a security assessment declaration solely on the factor of important data. In September 2024, the State Council promulgated the Regulation on Network Data Security Management, which strengthens the management measures for network data security by classifying and grading data, and clarifying the security assessment requirements for data outbound transfers. As these regulations are relatively new, there is still some uncertainty about their practical application.

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

The Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which were issued by the General Committee and State Council on July 6, 2021, require the speed-up of the revision of the provisions on strengthening the confidentiality and archives coordination between regulators related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of, or in addition to the Cybersecurity Law and Data Security Law, including the Cybersecurity Review Measures published by Cyberspace Administration of China, or the CAC, and other 12 relevant PRC government authorities in December 2021, which provides that, among others, if a “network platform operator” that possesses personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review with the Cybersecurity Review Office, and that the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.

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

In September 2024, the State Council published the Regulation on Network Data Security Management, which stipulates that a network data processor shall, in accordance with the provisions of applicable laws and administrative regulations and the compulsory requirements of national standards, and on the basis of graded cybersecurity protection, strengthen network data security protection, establish and improve network data security management rules. Where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with the relevant provisions issued. Also see “Item 4. Information on the Company—4.B. Business Overview—Regulation—Other PRC Government Regulations—Regulations on Information Security and Data Protection” for detailed discussion.

In February 2025, the CAC promulgated the Measures for the Management of Compliance Audits on Personal Information Protection, which will come into effect in May 2025, stipulating that personal information processors handling the personal information of more than 10 million individuals should conduct a compliance audit on personal information protection at least once every two years. A processor of important data shall conduct annual risk assessment of its data processing activities, and submit risk assessment reports to the appropriate department at or above the provincial level, which shall promptly notify the cyberspace administration and the public security authority at the same level. Where it is indeed necessary to provide an overseas party with important data collected and generated by a network data processor during its operation within the territory of the PRC, it shall be subject to the security assessment of outbound data transfer organized by the cyberspace administration of the state.

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

In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in May 2024), which require approval from or filings with the health department of the State Council where human genetic resources, or HGR, are involved in any international collaborative project and additional approval for any export or cross-border transfer of the HGR samples or human genetic resource information.

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

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the U.S. and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and investor profile in the company. As a result of these laws, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and/or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also regularly changed and updated. For example, recently the Office of Investment Security of the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”) to implement the Executive Order 14105, which provided for the establishment of a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the People’s Republic of China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025 and restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “Covered Activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Notably, President Trump issued the America First Trade Policy Memorandum on February 20, 2025, which proposes to further expand the set of technologies of concern. These rules may limit our ability to raise capital from U.S. and other sources if we engage in the development of such technologies of concern. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

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

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), collectively the Draft Overseas Listing Regulations, for public comment until January 23, 2022. Following issuance of the Draft Overseas Listing Regulations, on February 17, 2023, the CSRC issued the Notice on Filing Arrangements for Overseas Securities Offering and Listing by Domestic Companies (the “CSRC Filing Notice”), stating that the CSRC has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and supporting guidelines (the “Listing Guidelines”), collectively the Trial Measures and Listing Guidelines, which came into effect on March 31, 2023.

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

A filing-based regulatory regime is adopted to regulate both direct and indirect overseas securities offering and listing by the domestic companies under the Trial Measures. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically, while the indirect overseas offering and listing by domestic companies refers to the offering and listing by a company in the name of an overseas incorporated entity which major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company.

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

In addition, the Measures for Cybersecurity Review, which took effect on February 15, 2022, requires, among others, prior cybersecurity review for online platform operators holding over one million users’ personal information before any public listing in a foreign country. The Provisions on Promoting and Regulating Cross-border Flow of Data, effective on March 22, 2024, specify that data controllers and/or critical information infrastructure operators will be subject to security assessment. There remain uncertainties as to whether such measures are applicable to our business. The Measures for the Management of Compliance Audits on Personal Information Protection, which will come into effect in May 2025, stipulating that personal information processors handling the personal information of more than 10 million individuals should conduct a compliance audit on personal information protection at least once every two years. See also “—Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs of our products and services, limit their use or adoption, and otherwise negatively affect our operating results and business.”

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, the MOFCOM be notified in advance or its approval be obtained in certain situations, such as any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise of Undertakings, issued by the State Council in 2008 and amended in 2018, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, or NPC, which was last revised in June 2022 and came into effect in August 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Council’s anti-monopoly law enforcement authority before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the State Council’s anti-monopoly law enforcement authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We did not receive any of our revenues in Renminbi in cash in the years ended December 31, 2022, 2023 and 2024. Under our current corporate structure, our Cayman Islands holding company primarily relies on proceeds from previous equity financing activities to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with applicable laws and regulations, as well as certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use the cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

Since our inception in 2011, we have devoted our resources to the development of innovative antibodies in the therapeutic area. While we have generated revenues from licensing and collaboration deals, we have not generated any revenue from commercial product sales to date, and we have had significant operating losses since our inception. For the years ended December 31, 2022, 2023 and 2024, we incurred net losses of US$80.0 million, US$18.9 million and US$33.4 million, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs. To date, we have financed our operations principally through proceeds from our prior equity financing activities. Our product candidates and programs are in preclinical development or early stage clinical development, and we have not received marketing approval for any of our product candidates. Our product candidates will require substantial investments and significant marketing efforts before we generate any revenues from product sales, if ever. We expect we will continue to incur net losses in the foreseeable future before our product candidates are approved for commercialization. Our ability to generate product revenue and achieve profitability depends on, among other things:

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

●	To date, we have funded our operations primarily through capital contributions from our shareholders via private placements and proceeds from our initial public offering and subsequent at-the-market offering. Our operations have consumed substantial amounts of cash since inception. As of December 31, 2024, we had US$85.2 million in cash and cash equivalents. The net cash used in our operating activities was US$48.6 million, US$28.5 million and US$29.7 million for the years ended December 31, 2022, 2023 and 2024, respectively. Our future funding requirements and the period for which we expect increasing capital need may be different from what we plan. Our monthly spending levels vary based on new and ongoing research and development activities. Because of the numerous risks and uncertainties associated with our product development, we are unable to accurately predict the timing and amount of our operating expenditures, which will depend largely on:
●	the scope, timing, progress, costs and results of discovery, preclinical development, laboratory testing and clinical development activities of our current product candidates;
●	the number, scope, progress and results of preclinical and clinical programs we decide to pursue;
●	the progress of the development efforts of parties with whom we have entered or may in the future enter into collaborations and research and development agreements;
●	our ability to maintain our current licenses, research and development programs, and to establish new collaboration arrangements;
●	our ability to maintain competitive advantage over other technology platforms at generating highly differentiated product candidates.
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

●	the cost, timing and outcome of regulatory review of any of our product candidates;
●	the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;
●	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval; and
●	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of our product candidates and satisfy our obligations as a public company.

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

For instance, our current effective memorandum and articles of association provides that JSR Limited shall have the right to designate, appoint, remove and replace and reappoint one director so long it holds at least five percent of the shares outstanding on a fully-diluted basis and an as-converted basis, although JSR Limited currently does not have representation at our board; as long as Wuxi Pharmatech Healthcare Fund I L.P., which is controlled by the ultimate controlling party of our sole supplier, holds at least five percent of the shares outstanding on a fully-diluted basis, it shall have the right to nominate one independent non-executive director and such one director shall be appointed and agreed by the board; as long as Peter Luo holds or beneficially owns any shares or is employed by us or any of our subsidiaries, he will serve as one of our directors and the Chairman of the Board of Directors; in addition, during the period commencing upon February 2021 and ending on the earlier of (i) the date upon which Peter Luo beneficially owns less than five percent of the shares outstanding on a fully diluted basis, (ii) the death or legal determination of Peter Luo’s incapacity or (iii) the termination of Peter Luo as an executive officer or principal scientific advisor to us or any of our subsidiaries or for cause (as determined under his related employment or consulting arrangements and subject to all related cure provisions), Peter Luo shall have the right to designate, appoint, remove and replace and reappoint one additional director; and as long as General Atlantic Singapore AI Pte. Ltd. (“GA”) and its affiliates hold at least five percent of the shares outstanding on a fully-diluted basis, they shall have the right to designate, appoint, remove and replace and reappoint one director. In March 2025, GA has delivered a written undertaking to irrevocably waive its board appointment right.

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

Because we have limited financial and managerial resources, we focus on research programs and product candidates for specific indications. As a result, we may forgo or delay pursuit of opportunities with other product candidates that later may be proved to have greater commercial potential or a greater likelihood of success. On the other hand, if we do not prioritize the allocation of our resources and conduct research programs that cover a broad range of targets or engage clinical programs that are overly expansive, we may be subject to significant risk of loss as a large part of the research and clinical programs fail. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

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

Our business and the ability to generate revenue related to product sales, if ever, will depend on the successful development, regulatory approval and commercialization of our antibody product candidates for the treatment of patients with cancer, particularly our lead product candidate ADG126, which is still in clinical stage. Other than our wholly-owned product candidates (ADG126, ADG116, ADG206 and ADG106) and our outlicensed product candidates, ADG104 and ADG125, our current product candidates are in relatively early stages of development. We have invested a significant portion of our efforts and financial resources in the development of our existing product candidates and all of our product candidates will require significant further development and financial resources. The success of our product candidates, including ADG126, ADG206 and others, will depend on several factors, including:

●	successful enrollment in, and completion of, preclinical studies and clinical trials;
●	receipt of regulatory approvals from the FDA, NMPA and other comparable regulatory authorities for our product candidates;
●	establishing commercial manufacturing capabilities, either by building facilities ourselves or making arrangements with third-party manufacturers that meet the FDA Good Manufacturing Requirements as well as NMPA requirements for manufacturing;
●	relying on third parties to conduct our clinical trials safely and efficiently;
●	obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity;
●	protecting our rights in our intellectual property;
●	ensuring we do not infringe, misappropriate or otherwise violate the patent, trade secret or other intellectual property rights of third parties;
●	launching commercial sales of our product candidates, if and when approved;
●	competition with other product candidates and drugs; and
●	continued acceptable safety profile for our product candidates following final regulatory approval, if and when received.

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

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct preclinical studies and extensive clinical trials to demonstrate their safety and efficacy in humans. Clinical testing is expensive and difficult to design and implement. Clinical testing can take many years to complete, and its ultimate outcome is uncertain. A failure of one or more clinical trials can occur at any stage of the process. We will be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe, pure, and effective for use in a diverse patient population before we can seek final regulatory approvals for their commercial sale. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional and expansive preclinical or clinical testings.

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

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. In addition, there are currently political leaders who are recommending a reduction in personnel at the FDA. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics or modifications to licensed biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In the past several years, including 2024, the federal government has faced the potential of government shutdowns several times. In addition, if other global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

We are conducting clinical trials and may in the future conduct additional clinical trials for our product candidates outside the United States, including in Australia, Europe or other foreign jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA will likely be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data contains details as to whether the studies include or are similar to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Otherwise, for studies that are conducted at sites outside of the United States and not subject to an IND and which are intended to support a marketing application (but which are not intended to serve as the sole basis for marketing approval), the FDA requires the clinical trial to have been conducted in accordance with good clinical practice, or GCP, requirements and the FDA must be able to validate the data from the clinical trial through an on site inspection if it deems such inspection necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations, statistical powering, and specific documentation requirements must be met. Many foreign regulatory bodies, such as NMPA, have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, NMPA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

For instance, in September 2019, the FDA placed a clinical hold on our Phase 1 trial of ADG116 (ADG116-1001) in the United States after we reported to the FDA the death of the only patient dosed in the trial. We revised the study protocol to mitigate the risk of drug-induced liver toxicity, lower the starting dose of ADG116, and tighten the inclusion and exclusion criteria. The FDA removed the clinical hold on this protocol on December 5, 2019. In parallel, we initiated a new Phase 1 clinical trial of ADG116 (ADG116-1003) in Australia and completed multiple levels of dose escalation without serious adverse events. In March 2021, we submitted this new protocol for ADG116 (ADG116-1003) to FDA with safety data from Australia. Upon opening sites in the United States for ADG116-1003, we terminated the prior Phase 1 trial (ADG116-1001) in the United States for business reasons. In a publication at SITC 2022, we reported data with ADG116 monotherapy in approximately 50 patients with repeated dosing up to 15 mg/kg Q3W. The majority of reported TRAEs were Grade 1/2 (58%), with one DLT event (Grade 4 hyperglycemia) and 12% Grade 3 TRAEs (3/26) at the 10 mg/kg dose level, but there were no Grade 3 or higher TRAEs reported at the 15 mg/kg dose level for ADG116 monotherapy. Further, studies of ADG116 in combination with toripalimab or pembrolizumab (anti-PD-1 antibodies) have also demonstrated a manageable safety profile at 3 mg/kg Q6W, with 43% (3/7) Grade 3 but no Grade 4/5 TRAEs.

We cannot provide any assurance that there will not be treatment-related severe adverse events with our product candidates, that the trials for our product candidates will not be suspended in the future, or that patient recruitment for trials with our product candidates will not be adversely impacted by the adverse events, any of which could materially and adversely affect our business and prospects. Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate at a later stage of development. In the event that any of our product candidates receives marketing approval and we or others later identify undesirable or unacceptable side effects caused by such products, a number of potentially significant negative consequences could result, including:

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

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA, NMPA and other regulatory authorities actively enforce the laws and regulations prohibiting the promotion or advertising of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA, NMPA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained and we may not achieve or sustain profitability.

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

We may not be able to enter into additional collaboration agreements beyond our existing collaborations. If we are unable to maintain existing and future strategic partnerships or collaborations, or if these strategic partnerships or collaborations are not successful, our business could be adversely affected.

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

As of December 31, 2024, we had 138 full-time employees. As our development and commercialization plans and strategies develop, we expect to expand our employee base for managerial, operational, financial and other resources. As our product candidates enter and advance through preclinical studies and clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to enter into additional relationships with collaborators or partners, suppliers and other organizations and establish a sales and marketing team in preparation for commercialization activities. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our inability to successfully manage our growth and expand our operations could have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes or the trade related disputes between the United States and China. In addition, the U.K. held a referendum on June 23, 2016 on its membership in the EU, in which voters approved an exit from the EU, commonly referred to as “Brexit”; the U.K. formally left the EU on January 31, 2020. The EU and the U.K have entered into the post-Brexit Trade and Cooperation Agreement, an agreement purporting to create a broad economic partnership between the EU and the U.K., which was approved by the European Parliament in April 2021 and went into force fully on May 1, 2021. Nonetheless, Brexit could still adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

Our business operations and current or future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Such laws include, without limitation:

●	the U.S. federal civil and criminal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	the U.S. federal false claims laws, including the False Claims Act, which can be enforced through whistleblower actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
●	the United States Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Effective January 1, 2022, the U.S. federal physician transparency reporting requirements will extend to include transfers of value made during the previous year to certain non-physician providers such as physician assistants and nurse practitioners;

●	analogous U.S. state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales;
●	the U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, U.S. companies and their employees and agents from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office and foreign political parties or officials thereof; and
●	marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the registration of pharmaceutical sales representatives; and state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities. For detailed discussion on material applicable PRC regulation, see “Item 4 Information on the Company—PRC Regulation.” Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

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

On August 16, 2022, President Biden signed into law the Inflation Reduction Act that includes a provision that is intended to lower certain prescription drug costs under Medicare. The law permits the Medicare program to negotiate Medicare payments for a limited number of drugs. Beginning in 2026, there will be 10 drugs; 2027-2029 there will be 15 drugs for each of those years; and 20 drugs for each of the following years. In addition, the law set a cap of $2,000 in 2025 on out-of-pocket drug costs for Medicare eligible individuals.

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

Even if ADG126, ADG206 or one of our other proprietary product candidates obtains regulatory approval, we may determine that commercializing such product candidate ourselves would not be the most effective way to create value for our shareholders or holders of ADSs. In addition, if we choose to commercialize any of our product candidates, our marketing efforts may be unsuccessful as a result of unfavorable pricing or reimbursement limitations, delays, competition or other factors. Failure to successfully market one or more of our approved products, or delays in our commercialization efforts, may diminish the commercial prospects for such products and may result in financial losses or damage to our reputation, each of which may have a negative impact on the market price of our ADSs and our financial condition, results of operations and future growth prospects.

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

We currently rely on a third-party manufacturer and expect to continue to rely for some time on third parties to manufacture our product candidates for preclinical testing and clinical trials, in compliance with applicable regulatory and quality standards, and may do so for the commercial manufacture of some of our product candidates, if approved. To date, we have obtained bulk drug substance for ADG126, ADG116, ADG206 and ADG106 from a third-party contract manufacturer. Any reduction or halt in supply of the drug substance from such contract manufacturer could severely constrain our ability to develop our product candidates until a replacement contract manufacturer is found and qualified. If we are unable to arrange for and maintain such third-party manufacturing sources that are capable of meeting regulatory standards, or fail to do so on commercially reasonable terms, we may not be able to successfully produce sufficient supply of product candidate or we may be delayed in doing so. If we were to experience an unexpected loss of supply of our product candidates, for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. Such failure or substantial delay or loss of supply could materially harm our business. We are continuously evaluating multiple vendors both in China and abroad to ensure that we have a continuous supply of products for global trials.

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

We adopted the Second Amended and Restated Share Incentive Plan in December 2019 and the 2021 Performance Incentive Plan in January 2021, which we refer to as the 2019 Plan and the 2021 Plan, respectively, in this annual report, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. We have terminated the authority to grant additional awards under the 2019 Plan and all future awards will be granted under the 2021 Plan. Therefore, the effective maximum number of shares issuable under the 2019 Plan and 2021 Plan is 9,423,435 and 9,707,945, respectively. A total of 2,994,000 of our ordinary shares was authorized for issuance with respect to awards granted under the 2021 Plan. As of February 28, 2025, the aggregate number of our ordinary shares underlying our outstanding awards under the 2019 Plan was 1,922,960. As of February 28, 2025, we have granted 8,795,907 shares awards under the 2021 Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. See “Item 6 Directors, Senior Management and Employees—Share Incentive Plan.” We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024. For details, see “Item 15. Controls and Procedures.”

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. We expect to stop being an “emerging growth company” starting on December 31, 2026, which is the last day of fiscal year that is five years after date of our initial public offering.

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

We were likely a passive foreign investment company, or PFIC, for 2024, if the value of our goodwill is determined by reference to the average of our quarterly market capitalization, and there is a significant risk that we will be a PFIC for 2025 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

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

The assets shown on our balance sheet are expected to consist primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the asset test for any taxable year will depend largely on the value of our goodwill and other intangible assets and on how quickly we utilize the cash in our business. The value of our goodwill and other intangible assets for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because our market capitalization has declined substantially in recent years, if the value of our goodwill is determined by reference to the average of our quarterly market capitalization, then it is our belief that we were likely a PFIC for our 2024 taxable year. Due to the volatility of our market capitalization, there is a significant risk that we will also be a PFIC for 2025 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as a non-passive asset is not entirely clear. We have not obtained any valuation of our assets (including our goodwill and other intangible assets). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. In addition, we can give no assurance that we will not be a PFIC under the income test for any taxable year, particularly prior to the commercialization of any of our drug candidates.

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

If a U.S. person is treated as owning (directly or indirectly) 10% or more of our stock (including our ADSs and ordinary shares) by value or voting power, such person generally will be treated as a “United States shareholder” with respect to each “controlled foreign corporation,” or CFC, in our group. A CFC is a non-U.S. corporation more than 50% of the stock (by voting power or value) of which is owned (directly or indirectly) by “United States shareholders.” We have not determined whether we are a CFC. However, even if we are not a CFC, under certain ownership attribution rules our non-U.S. subsidiaries would be treated as owned by our U.S. subsidiary and thus may be treated as CFCs. A United States shareholder of a CFC may be subject to additional U.S. federal income tax liabilities and reporting requirements. We do not intend to furnish any information that may be necessary for United States shareholders, if any, to comply with the CFC rules. U.S. investors that may be treated for purposes of the CFC rules as owning 10% of our stock by voting power or value should consult their tax advisors regarding the potential application of these rules in their particular circumstances.

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

Our corporate headquarters is located at 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park Suzhou, Jiangsu Province, 215123, People’s Republic of China. Our San Diego office address is 6048 Cornerstone Court West Suite C, San Diego, CA 92121. Our registered office is located at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Our telephone number is +86-512-8777-3632. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is www.adagene.com. The information contained on or that can be accessed through our website is not incorporated by reference into this annual report, and you should not consider information on our website to be part of this annual report.

The SEC maintains an internet site at www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

Recent Regulatory Development

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act (the “HFCAA”), was enacted on December 18, 2020. Trading in our ADSs on the Nasdaq or over-the-counter will be prohibited, and as a result, our ADSs will be delisted under the HFCAA, if the PCAOB has determined that it has been unable to inspect registered public accounting firms headquartered in mainland China and Hong Kong for two consecutive years. The enactment of the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or in the over-the-counter market or delisted. For the details of the risks associated with the enactment of the AHFCAA, see “Item 3. Key Information––3.D. Risk Factors––The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from trading on the Nasdaq Stock Market or in the over-the-counter market or delisted.”

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor was subject to the determinations that the PCAOB is unable to inspect or investigate completely (the “2021 Determinations”). In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for two consecutive years. We were conclusively identified on May 26, 2022. See https:// www.sec.gov/hfcaa. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB had been unable to conduct inspections without the approval of the PRC authorities, our auditor was not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021 and became effective on January 10, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol with China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able, in 2022, to inspect and investigate completely issuer audit engagements of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong and that it had vacated its 2021 Determinations accordingly. Accordingly, until such time as the PCAOB issues any new determination, we are not at risk of having our securities subject to a trading prohibition under the HFCAA. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information––3.D. Risk Factors––Risks Related to Doing Business in the PRC––Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment.”

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

On September 24, 2024, the State Council published the Regulation on Network Data Security Management, which stipulates that a network data processor shall, in accordance with the provisions of applicable laws and administrative regulations and the compulsory requirements of national standards, and on the basis of graded cybersecurity protection, strengthen network data security protection, establish and improve network data security management rules. Where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with the relevant provisions issued. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Other PRC Government Regulations—Regulations on Information Security and Data Protection” for detailed discussion. As the Regulation on Network Data Security Management is relatively new, the specific implementation of it still remains uncertainties.

As advised by our PRC legal counsel, Jingtian & Gongcheng, given the nature of our business, since we do not possess or process personal information of more than one million users/individuals, and we do not believe we are a “critical information infrastructure operator,” “network platform operator” or a data processor whose purchase of network products and services or data processing activities affect or may affect national security, the listing of our ADSs on the Nasdaq and future potential offering of our ADSs will not be subject to the cybersecurity review process under the Cybersecurity Review Measures, although we cannot guarantee that the relevant PRC regulatory authority will agree with our interpretation. Currently, the Cybersecurity Review Measures and the Regulation on Network Data Security Management have not materially affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator, a network platform operator or data processing operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and other important data collected and produced within the PRC territory as we advance our drug discovery pipelines as part of our future operations in China, and we may be subject to lengthy cybersecurity review, annual data security assessment and other enhanced regulatory requirements when purchasing network products and services or conducting other data processing activities. We may face challenges in addressing such enhanced regulatory requirements and be required to make necessary changes to our internal policies and practices in data privacy and cybersecurity matters. As advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, no detailed rules or implementation of the Cybersecurity Review Measures or the Regulation on Network Data Security Management have been issued by the PRC governmental authorities, and the PRC governmental authorities have broad discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes will impose additional restrictions on companies like us. We cannot predict the impact of the Cybersecurity Review Measures and/or the Regulation on Network Data Security Management, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the future enacted laws and regulations, including the enacted version of the data security regulations mandate clearance of cybersecurity review and other specific actions to be completed by companies like us before we are able to complete this offering, we will face uncertainties as to whether such clearance and/or other specific actions can be timely obtained or completed, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, we have not been involved in any investigation on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanction in such respect, and we have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations. Our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC in connection with our previous issuance of securities to foreign investors or maintaining our listing status on Nasdaq. We have been making continuous efforts to comply with the relevant cybersecurity and data protection laws and regulations of the PRC, and will endeavor to comply with any updated applicable laws, regulations or guidelines as issued by any relevant regulatory authority in the PRC. See “Item 3 Key Information—3.D.Risk Factors—Risks Related to Doing Business in the PRC—Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, investigation or sanction by regulatory authorities, private litigation, other liabilities, and/or adverse publicity.”

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

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to Adagene Suzhou through loans, capital contributions or as payment of considerations for the services rendered. In 2022, 2023 and 2024, Adagene Inc. made payments of US$24.5 million, US$20.5 million and US$16.3 million, respectively, in cash to Adagene Suzhou as consideration for providing services associated with research and development activities related to those intellectual properties owned by Adagene Inc. There were no intercompany loans provided by Adagene Inc. to Adagene Suzhou during the years ended and as of December 31, 2022, 2023 and 2024. In addition, as advised by our PRC legal counsel, Jingtian & Gongcheng, Adagene Suzhou is able to mark up and charge to Adagene Inc., its ultimate parent, for providing services associated with research and development activities related to those intellectual properties owned by Adagene Inc. and Adagene Inc. is able to make cash payments to Adagene Suzhou for considerations of such services. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by Adagene Inc., the Cayman holding company, (i) through Adagene (Hong Kong) Limited, our Hong Kong subsidiary, to Adagene Suzhou, our PRC subsidiary, and (ii) to Adagene Incorporated, our U.S. subsidiary, via capital contribution, shareholder loans or consideration for the services rendered, as the case may be.

Other than the above disclosed transfer of funds, we did not transfer any type of assets between Adagene Suzhou and other Adagene subsidiaries in 2022, 2023 and 2024.

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

4.B. Business Overview

OVERVIEW

We are a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based cancer immunotherapies. We leverage computational biology to design and develop novel antibodies that address unmet patient needs. Powered by our proprietary Dynamic Precision Library (DPL) platform, which fuels our NEObody®, SAFEbody®, and POWERbody® technologies, we are developing a highly differentiated pipeline of novel immunotherapies. Our lead candidate is an anti-CTLA-4 SAFEbody, ADG126 (muzastotug), which is currently in phase 1b/2 development, and focused initially on metastatic microsatellite-stable (MSS) colorectal cancer (CRC). We also have a robust pipeline of earlier stage candidates that apply our NEObody and SAFEbody technologies to targets associated with toxicity challenges, including modalities with potent efficacy features, such as Fc-empowered antibodies (e.g., IgG1 isotype and its enhanced version) and bi/multispecific T-cell engagers. Additionally, we have forged strategic collaborations with reputable global partners that leverage our SAFEbody technology in multiple approaches at the vanguard of science.

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

ADG126 (muzastotug) is a fully human anti-CTLA-4 SAFEbody®, which applies SAFEbody precision masking technology to its parental unmasked version, ADG116, to further enhance safety and efficacy profiles by masking the antibody binding site which is then conditionally activated in the TME to limit on target, off tumor toxicity. ADG126 targets a unique epitope of CTLA-4 and is designed to provide an enhanced therapeutic window and optimize efficacy by enabling higher, more frequent and repeated doses of anti-CTLA-4 therapy with constant target engagement that may unlock the full potential of CTLA-4 as a proven target for strong ADCC-mediated Treg depletion in the TME. ADG126 has shown a potential best-in-class profile in clinic, which is consistent with and enabled by the broad species cross-reactivity of ADG126 for extensive preclinical evaluation from mouse, rats and monkeys, including GLP toxicology data. ADG126 is currently in phase 1b/2 evaluation, with a focus on phase 2 dose expansion in combination with Merck’s (known as MSD outside of the US and Canada) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced/metastatic MSS CRC. In February 2025, we announced an investigator initiated phase 2 neoadjuvant trial of ADG126 for patients with stage II or stage III colorectal cancer. Such trial is expected to begin patient enrollment in April 2025.

Earlier stage candidates that apply our SAFEbody® precision masking technology include ADG206, a masked, Fc-enhanced anti-CD137 agonistic POWERbody. ADG206 incorporates SAFEbody® precision masking technology and is designed to achieve improved safety and efficacy. ADG206 has demonstrated enhanced crosslinking by FcgRIIb in vitro upon activation and antitumor activity in vivo, while the SAFEbody® masking technology limits on-target off-tumor toxicities by preferential activation in the TME. Preclinical data demonstrated that ADG206 was well tolerated, with normal pharmacokinetic properties and minimal activation in circulation. It also had robust anti-tumor activity as a single agent in multiple tumor models, with 4-fold stronger anti-CD137 agonistic activity of its activated form than a benchmark antibody (urelumab analog). ADG206 is currently in Phase 1 evaluation.

Additionally, we have two IND-ready preclinical programs (ADG138, a novel HER2xCD3 POWERbody® bispecific TCE that is masked on both arms, and ADG153, a masked, IgG1 anti-CD47 SAFEbody), as well as another preclinical program (ADG152, a CD20xCD3 POWERbody with masking on the CD3 arm) in the IND-enabling phase. We have multiple masked T-cell engagers in discovery. We are developing anti-CD28 bispecific POWERbody® TCEs enabled by our suite of antibody platform technologies. We have previously published preclinical data showing the scientific rationale for these differentiated programs. See “—IND-Ready Candidates & Preclinical Pipeline”.

We also have two clinical-stage NEObody product candidates, ADG116 and ADG106, for which we have conducted previous clinical studies that demonstrate the potential clinical benefits of targeting a unique epitope with our NEObody platform. ADG116 is clinically active and ready to advance into further clinical development as resources allow. ADG106 has been deprioritized.

Further, we have out-licensed the Greater China rights of ADG104, an anti-PD-L1 mAb currently in Phase 2 clinical development, to Sanjin, and the Greater China rights of ADG125, a novel anti-CSF-1R mAb in Phase 2 development, to Dragon Boat Biopharmaceuticals. We have the right to apply for the patents derived from our core and key technologies pertaining to ADG104 and ADG125 in the rest of the world, where we retain a majority of the economic benefits.

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

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Our technology licensing agreements with Sanofi and Exelixis focus on developing antibody-based therapeutics against tumor targets using our SAFEbody technology. We have also out-licensed the Greater China rights for two antibody candidates to Sanjin and its affiliates. To further advance our pipeline, we have also put in place various clinical collaborations, including an agreement with Roche who is sponsoring and conducting a triple combination trial with ADG126, atezolizumab and bevacizumab in first-line hepatocellular carcinoma (HCC), clinical collaborations and supply agreements with Merck who provides pembrolizumab for certain of our combination clinical trials, and agreements with research organizations in Singapore for investigator-initiated trials of our clinical candidates. See “—Clinical Collaboration Agreements”.

Our collaborations empower our growth by generating cash flow and revenues that partially offset expenditures on our internal research and development programs, expand our knowledge base regarding antibody technology across multiple targets and antibodies provided by our partners, and provide us with future joint development opportunities.

OUR CLINICAL PIPELINE

By leveraging our proprietary DPL and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of clinical evaluation, while we focus on our lead candidate, ADG126. This wholly-owned, differentiated clinical pipeline consists of two anti-CTLA-4 clinical candidates, ADG126 SAFEbody® (with masking) and its activated form, ADG116 NEObody®, as well as two anti-CD137 candidates, ADG206 POWERbody® (Fc-enhanced with masking) and ADG106 NEObody®. We also have two IND-ready preclinical candidates and additional preclinical/discovery candidates.

Our Approach to Anti-Cytotoxic T-lymphocyte Antigen 4 (CTLA-4) Therapy

The development of immune checkpoint inhibitors has revolutionized cancer immunotherapy in the past decade. In fact, recent trials have shown that immunotherapy can induce durable and extensive tumor regression, potentially converting previously fatal diseases into chronic, manageable diseases for certain patients.

Anti-CTLA-4 therapy is one of the first immune checkpoint inhibitor treatments to demonstrate definite clinical benefit through direct T-cell activation. Ipilimumab (Yervoy®) was the first approved immune checkpoint inhibitor by the FDA in 2011 for the treatment of advanced melanoma. This was followed by FDA approval in 2022 of tremelimumab (Imjudo®) in combination with anti-PD-L1 for treatment of unresectable hepatocellular carcinoma (HCC) and metastatic non-small cell lung cancer (NSCLC) after more than ten years, while more than ten anti-PD-1/PD-L1 therapies and their combinations were approved globally with comparable safety and efficacy profiles. Indeed, anti-CTLA-4 therapies approved or in clinical development show a strong dose-dependent toxicity and efficacy, both alone and in combination with anti-PD-1/L1, limiting their acceptance in clinical practice, which highlights the unique challenge to unleashing the full therapeutic potential for anti-CTLA-4 therapies.

The following chart demonstrates the dose-dependent toxicities with ipilimumab monotherapy treatment in melanoma, limiting its dosing and therefore efficacy:

* Reference: Ascierto PA, et al. J Immunother Cancer 2020;8:e000391. doi:10.1136/jitc-2019-000391

Additionally, ipilimumab’s function in blocking CTLA-4 via its binding arms or in depleting CTLA-4 expressing regulatory T cells (Tregs) intratumorally requires extremely high concentrations which remain a limitation due to its toxicity via systemic delivery, despite the ability to achieve such high concentrations when delivered intratumorally. Thus, development of next generation anti-CTLA-4 therapies with an improved safety profile and antitumor efficacy through enhanced CTLA-4 blockage and/or Treg depletion is urgently needed to improve upon existing anti-CTLA-4 therapies, as well as opens the new doors to treat immunogenically “cold” tumors such as MSS CRC. Additionally, addressing dose-dependent toxicities of anti-CTLA-4 therapy may enable more front-line combinations, fully unlocking the potential of anti-CTLA-4 as a cornerstone of cancer care.

Adagene’s innovative view of anti-CTLA-4 therapy focuses on the fundamental biology of CTLA-4 and its constitutive expression on Tregs within the TME. Research shown below demonstrates that CTLA-4 is highly expressed within Tregs cells in the tumor both in mice and humans across tumor types, with up to five times higher of CTLA-4 on the Tregs in the tumor versus CTLA-4 expression on CD4+ T effector and CD8+ T cells in the tumor. Therefore, we believe that tumor CTLA-4 targeting in combination with targeting PD-1/PD-L1 pathway in the TME can effectively deplete Treg cells to elicit synergistic clinical benefits.

CTLA-4 is Constitutively and Highly Expressed in Tumor Tregs in Both Mouse and Human

Adagene’s View of Anti-CTLA-4 Therapy:

Synergy to Combine CTLA-4-Mediated Treg Depletion with Teff via PD-1

* References: Leach, DR, Krummel, MF, Allison, JP. et al. Enhancement of antitumor immunity by CTLA-4 blockade. Science. 1996;271:1734-6; Marabelle, A. et al. Depleting tumor-specific Tregs at a single site eradicates disseminated tumors. J. Clin.Invest. 2013; 123: 2447-2463; Selby, M.J. et al. Anti-CTLA-4 Antibodies of IgG2a Isotype Enhance Antitumor Activity through Reduction of Intratumoral Regulatory T Cells. Cancer Immunol. 2013;RES.1:32-42 ; Simpson, T.R. et al. Fc-dependent depletion of tumor-infiltrating regulatory T cells co-defines the efficacy of anti–CTLA-4 therapy against melanoma. J.Exp.Med. 2013;210:1695-710; Bulliard, Y. et al. Activating Fc receptors contribute to the antitumor activities of immunoregulatory receptor-targeting antibodies. J.Exp.Med. 2013;210:1685-93; Sharma, A. et al. Anti-CTLA-4 Immunotherapy Does Not Deplete FOXP3þ Regulatory T Cells (Tregs) in Human Cancers. Clin.Cancer.Res. 2019:25(4):1233-1238; Sanmamed, F and Chen, L. Leading edge perspective a paradigm shift in cancer immunotherapy: from enhancement to normalization. Cell. 2019;176(3):677; Marangoni F, Zhakyp A, Corsini M, et al. Expansion of tumor-associated Treg cells upon disruption of a CTLA-4-dependent feedback loop J. Cell. 2021;184(15):3998-4015.

The longstanding toxicity challenges of currently available anti-CTLA-4 agents and the aforementioned foundational biology thesis is why we have designed our anti-CTLA-4 candidates that target a unique epitope (NEObody) of the ligand and with the SAFEbody® precision masking technology. We are taking anti-CTLA-4 therapy to a new level by enhancing tumor tissue exposure while maintaining a differentiated therapeutic index among class, both of which can unleash the therapeutic potential of anti-CTLA-4 therapy.

ADG126 SAFEbody®: A Potential Best-in-Class Anti-CTLA-4 Therapy

Our most advanced SAFEbody program, ADG126, is a masked fully-human anti-CTLA-4 mAb engineered to address the safety concerns associated with existing CTLA-4 therapeutics, while maintaining potency when locally activated in the TME. It is currently under Phase 1b/2 clinical evaluation in multiple trials in the U.S., China and APAC, in combination with anti-PD-1 therapy.

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

In September 2022, we presented the first clinical results from our monotherapy evaluation in a poster presentation at the European Society of Medical Oncology (ESMO) annual congress. The data showed a best-in-class safety profile for ADG126 with repeat dosing and anti-tumor activity observed in cold tumors with steady accumulation of activated ADG126. During 2022, we also continued to advance global dose escalation trials of ADG126 in combination with anti-PD-1 therapies. In January 2023, we announced interim findings from the dose escalation portion of our ongoing phase 1b/2 studies showing the combination safety profile and confirmed clinical responses with ADG126 at up to 10 mg/kg with repeat cycles in combination with anti-PD-1.

Detailed dose escalation results from these trials of ADG126 in combination with either toripalimab or pembrolizumab were later presented at the American Association for Cancer Research (AACR) Annual Meeting in April 2023, along with updated findings from our ongoing monotherapy evaluation. Subsequently, in January 2024 at the ASCO Gastrointestinal (GI) Symposium, September 2024 at the ESMO Congress, November 2024 at the SITC annual meeting and in January 2025 at the ASCO GI Symposium, we presented detailed results from both the ADG126/pembrolizumab combination dose escalation and dose expansion cohorts in MSS CRC and improved therapeutic index of ADG126 monotherapy over its unmasked parental antibody ADG116, which are summarized below. See “—Summary of Combination Clinical Studies & Results.” and “—Summary of Monotherapy Clinical Studies & Results.”

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

Monotherapy data also showed the disease control rate was 37% among 27 evaluable patients across dose levels. Prolonged stable disease (SD) was observed in five patients, including an ovarian cancer patient treated at 1 mg/kg with tumor shrinkage (22% reduction in sum of target lesions) and SD observed after 22 cycles. Previously, this patient had surgery and five prior lines of systemic therapies. Additionally, tumor shrinkage (12% reduction in sum of target lesions) was observed in a non-small cell lung cancer patient (NSCLC) who received 14 cycles of ADG126 at 20 mg/kg Q3W. Previously, this patient was treated with pembrolizumab and docetaxel.

In 2024, we initiated dose escalation in a small number of patients with advanced/metastatic cancers at 30 mg/kg ADG126 monotherapy Q3W in China. 30 mg/kg Q3W is potentially the upper limit for ADG126 monotherapy. At 20 mg/kg ADG126 monotherapy Q3W, it is both efficacious and well tolerated, which provides a strong foundation for its dose level selections in combination with anti-PD-1 therapy and supports our goal to transform CTLA-4 therapy with enhanced safety and efficacy.

Further, our monotherapy evaluation of ADG126 has increased our understanding of its mode of action and our masking technology in clinic. For example, at ESMO 2022, we reported that ADG126 plasma pharmacokinetics (PK) were approximately linear and activated ADG126 accumulated steadily during repeat dosing across different dose levels. This analysis suggests prolonged exposures of activated ADG126 in the tumor microenvironment (TME), with cleaved ADG126 on average accumulating ≥3-fold during repeat dosing; data also showed a longer half-life of total ADG126 and its preferential accumulation in TME compared with its parental antibody ADG116. At SITC 2024, we reported that ADG126 demonstrated further improved therapeutic index over its parental antibody ADG116, which was shown to be differentiated from ipilimumab. The integration of preclinical and clinical data in combination with mPBPK modeling allows us to predict a significantly higher and sustained steady state tumor-specific engagement of CTLA-4 but reduced exposure in periphery by cleaved ADG126 compared to ADG116 in patients.

Analysis of a clinical sample from a hepatocellular carcinoma (HCC) patient previously treated with atezolizumab and bevacizumab and then followed by lenvatinib demonstrated ADG126 monotherapy improved Teff/Treg ratio by approximately nine-fold relative to before dosing due to reduction in the Tregs and improvement in the T effector cells. These data support the mechanism of action for ADG126 as shown below in data presented at AACR 2023:

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

Summary of Combination Clinical Studies & Results

Based on the differentiated safety profile of ADG126 as monotherapy, we initiated phase 1b/2 combination trials for ADG126 with two different anti-PD-1 therapies. In March 2022, we initiated a new multicenter global Phase 1b/2 trial to evaluate ADG126 in combination with pembrolizumab (ADG126-P001/KEYNOTE-C98) in the U.S. and APAC. In parallel, as part of the ongoing ADG126-1001 trial, a combination dose escalation cohort was initiated to evaluate ADG126 in combination with toripalimab.

In April 2023, we presented interim data from the dose escalation portion of these studies of ADG126 in combination with anti-PD-1 therapies at AACR. The results reinforced the best-in-class safety profile of ADG126 at doses from 6 mg/kg up to 10 mg/kg, with no dose-limiting toxicities observed with repeat cycles.

At AACR 2023, the early efficacy profile of ADG126 was also reported in those heavily pre-treated patient groups, with clinical responses and tumor shrinkage observed during combination dose escalation. Data in two poster presentations included three confirmed partial responses and multiple cases of prolonged SD with tumor shrinkage in patients who received ADG126 plus anti-PD-1 therapies. Partial responses were reported in two patients with anal and penile squamous cell carcinoma who received ADG126 plus toripalimab; the patients experienced 36% and 72% reductions in sum of target lesions, respectively. A third partial response was reported in a patient with metastatic endometrial cancer (MSI-H) who received ADG126 plus pembrolizumab and experienced a 37% reduction in target lesions. Following AACR, in our 20-F Annual Report for 2022, we reported a fourth partial response in an immunotherapy-experienced cervical cancer patient who had been treated with two lines of therapy and had progressed after nine cycles of pembrolizumab. The patient experienced no Grade 3 or higher TRAEs and showed an initial 30% tumor reduction, followed by a sustained and deepening tumor response. All four patients were treated at the 10 mg/kg dose administered every three weeks (Q3W).

Of particular note, our presentations at AACR also included two cases of significant tumor shrinkage (20% reduction and higher in target lesions) observed in microsatellite stable colorectal cancer (MSS CRC) patients with liver metastasis who received ADG126 plus toripalimab. This is consistent with anti-tumor activity in MSS CRC observed from ADG116 NEObody® in combination with anti-PD-1 therapy and the associated reductions in CEA levels. These data supported our strategy to evaluate ADG126 plus pembrolizumab combination in patients with MSS CRC.

During 2023, we advanced ADG126 and pembrolizumab (200 mg/Q3W) to phase 1b/2 dose expansion in MSS CRC. We enrolled patients in three different dosing regimens: ADG126 6 mg/kg every six weeks (Q6W), ADG126 10 mg/kg Q6W and ADG126 10 mg/kg every three weeks (Q3W) to evaluate our thesis that higher, more frequent and repeated doses of anti-CTLA-4 therapy can enhance efficacy. Detailed results from the study were later reported at the ASCO GI Symposium 2024 (data cutoff of November 30, 2023).

The ASCO GI 2024 poster summarized results in heavily pre-treated advanced/metastatic patients (N=46) showing limited and dose-dependent toxicities observed with the combination. Grade 3 TRAEs occurred in 5/46 patients (10.8%), with no Grade 4 or 5 TRAEs and a discontinuation rate of 6.5% (3/46). The following chart summarizes the toxicities observed for each of the three combination dosing regimens that were evaluated, further reinforcing the potential best-in-class safety profile of ADG126 in combination with pembrolizumab.

Combination Safety: ADG126 in Combination with Pembrolizumab is Comparable to Pembrolizumab Alone (N=46)

We also observed the efficacy profile at the 10 mg/kg Q3W regimen in dose escalation, which triggered expansion cohorts at this dosing regimen. Specifically, two confirmed PRs were reported among the three patients treated with ADG126 10 mg/kg Q3W combination regimen. One of the patients had endometrial cancer and the other had PD-1 refractory cervical cancer, which was the case first reported in April 2023 with additional follow up. Both confirmed PRs were sustained after more than 55 weeks (over 14 cycles) of treatment, as of the ASCO GI data cut off.

We believe the well-tolerated safety profile of our masked anti-CTLA-4 SAFEbody® ADG126 enables continuous dosing in combination with anti-PD-1 to drive the efficacy in patients with cold tumors such as MSS CRC, and in patients with PD-L1 low expressing or PD-1 resistant warm tumors. For example, the notable case in cervical cancer was the first observed clinical response in a PD-1 refractory patient, reflecting the potential of ADG126 treatment in patients who are PD-1 experienced or have low PD-L1 expression. We later reported details of this case in a SITC-hosted webinar in 2023, which showed that the patient experienced no Grade 3 or higher TRAEs, and had a sustained reduction in target lesions with treatment of ADG126 (10 mg/kg Q3W) and pembrolizumab (200 mg Q3W). Further, PK-response correlation was demonstrated with the supported of mPBPK modeling and reinforced the ADG126 mechanism, as well as the selection of 10 mg/kg dose level in expansion cohorts for MSS CRC. Those findings were presented in a poster at SITC 2023 as shown below:

Our poster at ASCO GI 2024 also reported results of the subsequent dose expansion in patients MSS CRC who were free of active liver metastases which were not visible at baseline. We reported data in 22 efficacy evaluable patients who received either 10 mg/kg Q6W (n=10) or 10 mg/kg Q3W (n=12) ADG126 in combination with pembrolizumab (200 mg, Q3W). We also stratified the findings by peritoneal metastases, which is an indicator of rapidly progressing disease. At the active, potent dose of 10 mg/kg Q3W, we observed two confirmed PRs in 12 evaluable patients resulting in a 17% overall response rate (ORR), or a 22% response rate in the subset of nine patients without peritoneal and liver metastases. An additional seven of these nine patients experienced SD for an overall disease control rate of 100% (2 PRs and 7 SD). These results are shown in the Swimmer and Spider plots below.

Clinical Efficacy of Patients with MSS CRC (Free of Liver Mets) in Dose Expansion

Of particular interest was the confirmed PR in a patient who presented initially without active liver metastases but later experienced tumor shrinkage in new liver lesions, suggesting the potency of the ADG126 and pembrolizumab combination once the steady state cleaved ADG126 in the TME is achieved with repeat cycles of therapy. The patient’s response is shown below.

ADG126 10 mpk Q3W + Pembro 3L MSS CRC Patient: Case Study of Confirmed PR and Reduced Liver Lesions

We also presented a preliminary analysis of progression-free survival (PFS) in those MSS CRC patients free of liver and peritoneal metastasis; a median PFS of seven months was observed in those treated with ADG126 10 mg/kg at two dosing frequencies pooled together every three weeks (n=9) and every six weeks (n=6). The durable clinical activity of ADG126 in combination with pembrolizumab continues to be evaluated as a larger cohort of subjects becomes evaluable at the 10 mg/kg Q3W dose level.

At ESMO Congress 2024, we reported additional ADG126 clinical data with key highlights as follows (July 30, 2024 data cutoff): Since the 2024 ASCO GI Symposium, the number of confirmed partial responses (PRs) has doubled to four in MSS CRC patients without liver and peritoneal metastases, resulting in an overall response rate (ORR) of 24% (4/17) with ADG126 at a 10 mg/kg Q3W dose in combination with pembrolizumab. In these patients, a median progression-free survival of 8.5 months was observed at the same dose level. Additionally, the 12-month overall survival (OS) rate at the 10 mg/kg dose level was 74% for patients without liver metastases and 82% for those without both liver and peritoneal metastases. The combination therapy maintained a favorable safety profile, with only 16% of patients experiencing Grade 3 treatment-related adverse events (TRAEs) in patients treated with ADG126 10 mg/kg Q3W in combination with pembrolizumab. These findings highlight the potential of ADG126 to go in combination with pembrolizumab and standard of care medicine to address broader patient populations, including those with liver metastases.

At SITC 2024, we presented two posters with new insights on increased therapeutic index for ADG126 and data reinforcing clinical safety and efficacy for ADG126 as monotherapy and in combination with pembrolizumab in MSS CRC. One of the posters was selected by SITC as a “Top 100” abstract out of 1,439 regular abstracts. Key highlights at SITC 2024 include (September 16, 2024 data cutoff):

●	In MSS CRC patients, a lower rate of key TRAEs (i.e., diarrhea, colitis, etc.) with ADG126 at the 10 mg/kg dosing level in combination with pembrolizumab relative to lower doses of 1-2 mg/kg of an Fc engineered anti-CTLA-4 antibody in clinical development when used in combination with anti-PD-1. Clinical PK, particularly the monitoring of active species of ADG126 in peripheral blood, supports long-term safety of the combination therapy.
●	The rate of Grade 3 and higher TRAEs for ADG126 in combination with pembrolizumab was also shown to be much lower than historically reported with currently approved standard of care combinations. In the combination cohort, there was no Grade 3 or higher colitis, which is common with other anti-CTLA-4 therapies.
●	A case study of one responder who received two prior lines of therapy before receiving ADG126 in combination with pembrolizumab showed an 80% decrease in target lesions (50 mm at baseline). This confirmed partial response (PR) correlated with a 100% decrease in carcinoembryonic antigen (CEA) levels versus baseline. Individualized PK data also demonstrated the correlation of tumor shrinkage and plasma exposure. After five cycles, the patient experienced TRAEs, after which dosing was modified and treatment resumed, showing durable clinical benefit for over 12 months. This response is one of four PRs reported from the ongoing 10 mg/kg Q3W combination cohort of MSS CRC patients without liver metastases (n=24).
●	Repeat doses of ADG126 10 mg/kg in combination with pembrolizumab shows encouraging dose-dependent clinical efficacy and well-tolerated safety in accordance with plasma cleaved ADG126 concentrations. These data support that ADG126 may be a potential best-in-class anti-CTLA-4 and may be considered as a backbone therapy.

Given the robust safety profile of ADG126 at higher doses, we also initiated evaluation of 20 mg/kg loading doses in combination with pembrolizumab designed to enhance efficacy profile by quickly reaching the steady state of cleaved ADG126 and potentially controlling the initial disease progression, and therefore, engaging the CTLA-4 target in the TME for improved efficacy end points in patients with advanced/metastatic cancer. Following the ongoing safety evaluation, we studied efficacy of the loading doses followed by a maintenance regimen of ADG126 10 mg/kg Q3W in combination with pembrolizumab.

At 2025 ASCO GI Symposium, we reported that ADG126 20 mg/kg single loading dose (LD) + 10 mg/kg Q3W maintenance regimen further enhanced clinical efficacy (33% ORR; four confirmed PRs out of twelve patients) compared to 10 mg/kg Q3W, while maintaining a manageable safety profile. This strategy delivered a higher ORR than SOCs and other investigational anti-CTLA-4 plus anti-PD-1 combination therapies tested in advanced MSS CRC. No grade 4/5 TRAEs were observed. Pruritus (25%) was the most commonly observed TRAE. Higher frequency of Grade 2/3 TRAEs were observed in the loading dose cohort but were managed through dose modification and infrequent use of infliximab/medical intervention. Long-term efficacy data will be reported in 2025. The totality of data to date supports that ADG126 plus pembrolizumab has potential to be a best-in-class treatment for patients with MSS CRC.

We plan to continue with the dose expansion of this regimen in patients with MSS CRC in the US and Asia Pacific, as part of our strategy to further strengthen efficacy data given the differentiated therapeutic index of ADG126. Besides, and based on robust safety data of ADG126 at 20 mg/kg Q6W in combination with pembrolizumab, the efficacy of this dosing regimen is being evaluated in the cohort expansion stage of the Phase 1b/2 trial.

Finally, we announced receiving clearance from China’s Center for Drug Evaluation (CDE) to initiate clinical evaluation of ADG126 in combination with pembrolizumab in China. This will enable us to broaden dose expansion cohorts for MSS CRC at selected dosing regimens, and potentially in other tumor types.

Clinical Development Status

Our clinical development of ADG126 is focused on combination evaluation with anti-PD-1 therapy, including an ongoing phase 1b/2 trial of ADG126 in combination with pembrolizumab dose expansion cohorts in patients of advanced/metastatic MSS CRC evaluating doses of 10 mg/kg Q3W and 20 mg/kg loading doses, etc. In February 2025, we announced an investigator initiated phase 2 neoadjuvant trial of ADG126 for patients with stage II or stage III colorectal cancer. Such trial is expected to begin patient enrollment in April 2025.

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

Note: “Treg” refers to regulatory T-cells

In addition, we recently presented in SITC 2024 (Abstract No.506) for repeat dosing experimental data of ADG126 in MC38 tumor bearing mice, demonstrating increased tumor cleaved PK after the second dose. The comparison of plasma and tumor PK with its parental antibody ADG116 further supports the PK advantage of ADG126, over unmasked antibodies.

In the same poster, we disclosed the experimental PK comparison between ADG126 and ipilimumab in MC38 tumor-bearing mice, further supporting the improved therapeutic index of ADG126 over ipilimumab.

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

Clinical Development Status

Clinical data to date has demonstrated that ADG116 is clinically active. ADG116 is ready to advance into further clinical development as resources allow.

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

In August 2022, following completion of IND enabling studies, we submitted a Human Research Ethics Committee (HREC) regulatory filing in Australia to advance this anti-CD137 POWERbody®, ADG206, into a phase 1 clinical trial in patients with advanced metastatic solid tumors. We have subsequently initiated dose escalation in a phase 1 trial evaluating safety, efficacy and tolerability profiles for ADG206 POWERbody in patients with advanced/metastatic tumors. This next generation anti-CD137 candidate is the first POWERbody candidate to advance into clinic, combining SAFEbody precision masking, Fc-engineering and targeting of a unique epitope to solve the safety and efficacy challenges of anti-CD137 therapies.

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

Clinical Development Status:

ADG206 is currently in phase 1 development. As of this annual report, we have enrolled 14 patients in total and completed dose escalation enrolment for up to 6 mg/kg Q3W. No MTD has yet been reached.

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

Clinical Development Status:

We decided not to continue the development of ADG106 and terminated the clinical trials for this program to optimize our resources for other programs.

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

CLINICAL COLLABORATION AGREEMENTS

To further advancement of our pipeline, we have put in place various clinical collaborations with pharmaceutical companies and academic or research organizations. We completed several such agreements to support the clinical evaluation of our wholly-owned pipeline candidates. These include:

●	In December 2022, we announced a clinical trial collaboration agreement with Roche to evaluate the triple combination of our ADG126 with Roche’s atezolizumab and bevacizumab in first-line treatment of advanced hepatocellular carcinoma (HCC). The collaboration will utilize Roche’s MORPHEUS platform for rapid and efficient combination development. Under the collaboration, Roche is sponsoring and conducting a randomized phase 1b/2 multi-national trial to evaluate the efficacy, safety and pharmacokinetics of ADG126 in combination with bevacizumab and atezolizumab. Each company is supplying its respective anti-cancer agent(s) to support the trial. We will retain global development and commercialization rights to ADG126.
●	In August 2022 and October 2021, we announced agreements with research organizations in Singapore for an investigator-initiated trials of our ADG106 clinical candidate with neoadjuvant chemotherapy (doxorubicin and cyclophosphamide followed by paclitaxel) in early-stage, HER2 negative breast cancer (ADG106-T6002) and in combination with anti-PD-1 therapy in patients with advanced non-small cell lung cancer (NSCLC)(ADG106-T6001), respectively. These phase 1b/2 clinical trials had been conducted at the National University Cancer Institute, Singapore and the National Cancer Centre Singapore, in collaboration with the Singapore Translational Cancer Consortium. As of the date of this annual report, ADG106-T6001 had been completed and ADG106-T6002 was terminated due to corporate de-prioritization of ADG106.
●	In November 2024, we entered into an amendment to Investigator Initiated Clinical Study Agreement initially signed in May 2023 with National University Cancer Institute, Singapore to evaluate ADG206 in advanced solid cancers and triple negative breast cancer.
●	In July 2021, we entered into two clinical collaborations with Merck, a leader in immuno-oncology. The clinical collaboration and supply agreements include two open-label, dose escalation and expansion clinical studies to evaluate our anti-CTLA-4 mAb product candidates, ADG126 and ADG116, in combination with pembrolizumab for patients with advanced/metastatic solid tumors, respectively. Under terms of the agreement, Merck provides pembrolizumab and input on our clinical trials evaluating pembrolizumab in combination with ADG126 and ADG116, respectively.

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

Previously, we have entered into technology licensing agreements with Sanofi and Exelixis to develop antibody-based therapeutics against tumor targets using our SAFEbody technology. We have also out-licensed the Greater China rights for two antibody candidates to Dragon Boat Pharmaceuticals and its affiliates. Additionally, we have leveraged our DPL technology platform and antibody discovery and engineering capabilities in discovery efforts with certain biopharma companies.

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

Under the Sanofi Agreement, we received a US$17.5 million upfront payment in 2022 for Sanofi to advance two initial Sanofi antibody candidates in the collaboration, followed by options to initiate for two additional candidates. To exercise an option, Sanofi is obligated to pay an additional fee. In 2023 and 2024, we did not receive any additional fees from Sanofi under the agreement.

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

In December 2021, we achieved a key milestone in the collaboration for successful nomination of SAFEbody candidates, which triggered a US$3.0 million milestone payment received by Adagene in January 2022. As of the date of this annual report, we have received US$18.1 million in aggregate payments, including an upfront fee of US$11.0 million received in 2021, the milestone fee of US$3.0 million and an upfront fee of US$1.1 million for an expanded collaboration in SAFEbody discovery received in 2022, and another milestone fee of US$3.0 million received in 2023 under the Exelixis Agreement. In 2024, we did not receive any additional fees from Exelixis, Inc. under the agreement.

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

In addition to the upfront payment of US$11.0 million received in 2021, in the aggregate, we could be eligible to receive up to US$55.0 million in development milestone payments, among which we have received US$3.0 million in 2022 and US$3.0 million in 2023, US$200 million in regulatory milestone payments, and up to US$525 million in sales milestone payments for both targets under the Exelixis Agreement. In 2024, we did not receive any additional milestone payments from Exelixis, Inc. In addition, we are entitled to receive mid-single-digit percentage net sales-based royalties on products developed under the Exelixis Agreement, subject to certain reductions. Royalties, if any, will be payable on a country-by-country and product-by-product basis, until the latest of (i) the tenth anniversary of the first commercial sale of such product in such country, (ii) the expiration of the last-to-expire of certain specified patents that cover such product’s composition of matter or method of use as sold in such country or (iii) the expiration of regulatory or data exclusivity for such product in such country.

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

During 2021, Sanjin advanced this anti-PD-L1 monoclonal antibody (ADG104) into Phase 2 development, following completion of a Phase 1 program. This program is currently in Phase 2 clinical development.

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

During 2021, Dragon Boat advanced this candidate, an anti-CSF-1R monoclonal antibody (ADG125/BC006) into phase 1 development. This program is currently in Phase 2 clinical development.

As of the date of this annual report and since the date of respective agreement, we have received approximately US$1.5 million and US$1.2 million in aggregate payments under the 2018 Sanjin Agreements and the 2019 Dragon Boat Agreements, respectively. We did not receive any fees in 2024 under these agreements.

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

As of February 28, 2025, we owned 6 issued patents and 14 pending patent applications in China and we also owned 2 issued patents and 16 pending applications in Europe filed with the European Patent Office, 9 issued patents, 18 pending patent applications and 1 pending provisional applications in the United States, as well as 7 pending international PCT applications, 25 issued patents and 128 pending patent applications in other jurisdictions. Our patents and patent applications cover our key technologies and product candidates, including the DPL platform, our clinical candidates, ADG126, ADG116, ADG206, ADG106 and our preclinical candidates including ADG153, ADG138 and ADG152. Excluding any patent term adjustment and patent term extension, our currently issued patents are expected to expire from 2033 to 2039. If any patents issue from our pending patent applications, excluding any patent term adjustments and patent term extension, such patents will be expected to expire from 2033 to 2044. The following table summarizes material pending patent applications in the United States, China, Europe and under Patent Cooperation Treaty, or PCT, covering our product candidates, including ADG126, ADG116, ADG206, ADG106, ADG104 and ADG125.

Product Candidates	Title of Patent Application	Type of Patent Applications(1)	Jurisdiction
ADG126	Anti-CTLA-4 antibodies and methods of making and using the same	Composition of matter/ method of use/ method of making	United States of America, China and European Patent Office
ADG116	Anti-CTLA-4 antibodies and methods of making and using the same	Composition of matter/ method of use/ method of making	United States of America, China and European Patent Office
ADG206	Anti-CD137 antibodies and methods of making and using the same	Composition of matter/method of use/method of making	United States of America, China and European Patent Office
ADG106	Anti-CD137 molecules and uses thereof Combination therapy comprising anti-CD137 antibodies	Composition of matter/ method of use/ method of making method of treatment/ method of use	United States of America China and European Patent Office
ADG104	Anti-PD-L1 antibodies and use thereof	Composition of matter/ method of use/ method of making	United States of America and European Patent Office
ADG125	Anti-CSF1R molecules and use thereof	Composition of matter/method of use/method of making	United States of America and European Patent Office
(1)	You should read the Risk Factors included elsewhere in this annual report for important information about risks posed by the loss of patent protection, in particular the risks described under “Item 3 Key Information—3.D.Risk Factors—Risks Related to Our Intellectual Property.”

The following table summarizes material issued patents in the United States, Europe and China covering our proprietary technologies and product candidates.

Application No.	Title of Patent	Type of Patent(1)	Jurisdiction
13877452.6	An Integrated System for Library Construction, Affinity Binder Screening and Expression Thereof	Method	European Patent Office
201380074656.1	An Integrated System for Library Construction, Affinity Binder Screening and Expression Thereof	Method	China
14908246.3	Methods and Systems for Autoinduction of Protein Expression	Method	European Patent Office
15536939	Methods and Systems for Autoinduction of Protein Expression	Method	United States of America
201480084652.6	Methods and Systems for Autoinduction of Protein Expression	Method	China
201410789857.6	Filter Vector System And Its Applications	Method	China
16108018	Anti-CD137 Molecules and Use Thereof	Composition of matter	United States of America
16640684	Method for Treating Cancer using anti-CD137 antibody	Method	United States of America
202010923848.7	Anti-CD137 Molecules and Use Thereof	Composition of matter	China
16640673	Dynamic Human Antibody Light Chain Libraries	Library	United States of America
201780095710.9	Dynamic Human Antibody Light Chain Libraries	Library	China
16640679	Dynamic Human Heavy Chain Antibody Libraries	Library	United States of America
201780094151.X	Dynamic Human Heavy Chain Antibody Libraries	Library	China
16265946	Anti-CTLA-4 Antibodies And Methods of Making and Using the Same	Composition of matter	United States of America
16966844	Anti-CTLA4 Antibodies And Methods of Making and Using the Same	Composition of matter	United States of America
17043454	Anti-PD-L1 Antibodies and Use Thereof	Composition of matter	United States of America
16966848	Activatable Antibodies and Methods of Making and Using thereof	Composition of matter	United States of America
(1)	You should read the Risk Factors included elsewhere in this annual report for important information about risks posed by the loss of patent protection, in particular the risks described under “Item 3 Key Information—3.D.Risk Factors—Risks Related to Our Intellectual Property.”

We continually assess and refine our intellectual property strategy as we develop new platform technologies and product candidates. To that end, we are prepared to file additional patent applications relating to the new technologies that we develop if our intellectual property strategy requires such filings, or where we seek to adapt to competition or seize business opportunities. In addition to filing and prosecuting patent applications in the United States and China, we may elect to file counterpart patent applications in additional countries and regions where we believe such foreign filing is likely to be beneficial.

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

We seek to ensure that investments made into the development of our technology are protected by relying on a combination of patents, trademarks, copyrights, trade secrets and contractual rights, including license agreements. In addition to our patent portfolio described above, as of February 28, 2025, our PRC subsidiary owned 80 registered trademarks relating to various aspects of our operations, and two registered domain names in China. To protect our rights, we seek to enter into confidentiality agreements, nondisclosure agreements and employee disclosure and invention assignment agreements with our employees, contractors and other third parties who may have or need access to our confidential information. We have also employed internal policies, encryptions and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. If our employees, contractors or other third parties violate these agreements or otherwise infringe upon, misappropriate or otherwise violate our intellectual property rights, we may seek to enforce our rights against such parties. In addition, from time to time, third parties may initiate litigation against us alleging infringement, misappropriation or other violation of their proprietary rights or declaring their noninfringement of our intellectual property rights. An adverse result in any such proceeding could enjoin the commercialization of our technology platform and product candidates, result in significant damages, and have a material adverse effect on our business. Even if we are successful in any such litigation, we may be required to incur significant costs and dedicate significant personnel time in defending such litigation. For more information on these and other risks related to intellectual property, see “Item 3 Key Information—3.D. Risk Factors—Risks Related to Our Intellectual Property.”

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

Our clinical stage products include ADG126 and ADG116, which are investigational fully human anti-CTLA-4 mAbs generated through the combination of our SAFEbody and NEObody technologies (with respect to ADG126) and NEObody technology only (with respect to ADG116). The primary competition for these two candidates is expected to be within the anti-CTLA-4 monoclonal antibody market. As of February 28, 2025, Yervoy (ipilimumab) from BMS and Imjudo (tremelimumab) from AstraZeneca are the two marketed anti-CTLA-4 therapies approved by FDA for various cancer indications. Iplilimumab is approved both as a monotherapy and a combination therapy in seven indications, while tremelimumab is approved as a combination therapy for two indications.

In addition to the marketed anti-CTLA-4 therapies, there are multiple “next generation” anti-CTLA-4 antibodies in clinical development globally. Examples of these programs include: Agenus (Zalifrelimab/AGEN1181), Merck (quavonlimab/MA-1308), Onco-C4, Inc. (ONC-392) and Xilio (XTX101). Yervoy was also approved in China in 2021, where additional CTLA-4 antibodies are in clinical development. These anti-CTLA-4 therapies in development in China include HBM4003 from Harbour BioMed and CS1002/SHR-8068 from CStone/Hengrui Pharmaceuticals (Suzhou) Co., Ltd.

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

We are also developing the anti-CD137 targeting antibody ADG206. As of the date of this annual report, to our best knowledge, there are no marketed CD137 agonist drugs. We expect our primary competition for this candidate to be with other clinical-stage CD137 agonist product candidates. The two leading molecules in clinical trials are utomilumab (PF-05082566) from Pfizer and urelumab (BMS-663513) from BMS. Other anti-CD137 monoclonal antibody candidates in earlier stages of development include YH004 from Eucure, EU101 from Eutilex, ATOR-1017 from Alligator Bioscience, LVGN6051 from Lyvgen, CTX-471 from Compass Therapeutics, and AGEN2373 from Agenus.

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

REGULATION

United States Regulation

The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those we are developing. We, along with third-party contractors, will be required to navigate the various preclinical, clinical and commercial approval requirements and updates of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval or licensure of our product candidates.

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

Once an original BLA has been submitted, FDA has 60 days to determine whether the application can be filed. If FDA determines that an application to be deficient, on its face, in a way that precludes a complete review, FDA may not accept the application for review and may issue a refuse-to-file letter to the sponsor. If FDA determines the application is fillable, the FDA’s goal is to review standard applications within ten months after it accepts the application for filing, or, if the application qualifies for priority review, six months after the FDA accepts the application for filing. In both standard and priority reviews, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure and potent and the facilities in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA may convene an advisory committee to provide clinical insight on application review questions. Before approving a BLA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

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

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion or advertising of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

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

Regulations on Company Establishment and Foreign Investment

The establishment, operation and management of corporate entities in China are governed by the Company Law of PRC, or the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress, or the Standing Committee of the NPC, in December 1993 and further amended in December 1999, August 2004, October 2005, December 2013 and October 2018, respectively. Recently it was amended in December 2023 and has come into effect on July 1, 2024. According to the PRC Company Law, companies are generally classified into two categories: limited liability companies and companies limited by shares. The PRC Company Law also applies to foreign-invested limited liability companies.

Investment activities in the PRC by foreign investors are governed by the Catalog of Encouraged Industries for Foreign Investment (2022 Edition), which was promulgated by the National Development and Reform Commission, or the NDRC, and Ministry of Commerce of the PRC, or the MOFCOM, in October 2022 and came into effect in January 2023, and the Special Administrative Measures for the Access of Foreign Investment (Negative List), or the Negative List, which was promulgated by the MOFCOM and the NDRC in September 2024 and came into effect in November 2024. The Negative List sets out the restrictive measures in a unified manner, such as the requirements on shareholding percentages and management, for the access of foreign investments, and the industries that are prohibited from receiving foreign investment. The Negative List covers 11 industries, and any field not falling under the Negative List shall be administered under the principle of equal treatment to domestic and foreign investment.

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

Regulation on Pharmaceutical Product Development, Approval and Registration

Drug Regulatory Regime

The Drug Administration Law of the PRC, or the Drug Administration Law, was promulgated by the Standing Committee of the NPC, in September 1984. The two latest amendments to the Drug Administration Law were the amendment promulgated in April 2015 and in August 2019. The Regulations for the Implementation of the Drug Administration Law was promulgated by the State Council in August 2002, and was last amended in December 2024. The Drug Administration Law and the Regulations for the Implementation of the Drug Administration Law have jointly established the legal framework for the administration of pharmaceutical products in China, including the research, development and manufacturing of new drugs. The Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and provides for a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies and medicinal preparations of medical institutions, and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products. The Regulations for the Implementation of the Drug Administration Law, at the same time, provide the detailed implementation regulations for the Drug Administration Law.

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

The Regulations of the PRC on the Administration of Human Genetic Resources, which was promulgated by the State Council in May 2019 and the latest amendment was promulgated in March 2024 and came into effect in May 2024, further stipulates that, in order to obtain marketing authorization for relevant drugs and medical devices in China, no approval is required in international clinical trial cooperation using China’s human genetic resources at clinical institutions without export of human genetic resource materials. However, the type, quantity and usage of the human genetic resource to be used shall be filed with the administrative department of health under the State Council before clinical trials.

The Bio-security Law of the PRC promulgated by the Standing Committee of the NPC in October 2020, and the latest amendment was promulgated and came into effect in April 2024, provides that the state shall have sovereignty over the human genetic resources and biological resources of the PRC. The Bio-security Law of the PRC further stipulates that the department of health under the State Council shall be the competent authority for the approval or filing of using China’s human genetic resources.

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

In February 2025, the CAC promulgated the Measures for the Management of Compliance Audits on Personal Information Protection, which will come into effect in May 2025, stipulating that personal information processors handling the personal information of more than 10 million individuals should conduct a compliance audit on personal information protection at least once every two years. A processor of important data shall conduct annual risk assessment of its data processing activities, and submit risk assessment reports to the appropriate department at or above the provincial level, which shall promptly notify the cyberspace administration and the public security authority at the same level. Where it is indeed necessary to provide an overseas party with important data collected and generated by a network data processor during its operation within the territory of the PRC, it shall be subject to the security assessment of outbound data transfer organized by the cyberspace administration of the state.

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

In September 2024, the State Council published the Regulation on Network Data Security Management, which stipulates that a network data processor shall, in accordance with the provisions of applicable laws and administrative regulations and the compulsory requirements of national standards, and on the basis of graded cybersecurity protection, strengthen network data security protection, establish and improve network data security management rules. Where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with the relevant provisions issued.

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

A filing-based regulatory regime is adopted to regulate both direct and indirect overseas securities offering and listing by the domestic companies under the Trial Measures. Direct overseas offering and listing by domestic companies refers to such overseas offering and listing by a joint-stock company incorporated domestically, while the indirect overseas offering and listing by domestic companies refers to the offering and listing by a company in the name of an overseas incorporated entity which major business operations are located domestically and such offering and listing is based on the underlying equity, assets, earnings or other similar rights of a domestic company.

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

In April 2024, the SAFE issued the Guidelines for Foreign Exchange Business under the Capital Account (2024 Edition), further improving the implementation process of the SAFE Circular 37. This guideline aims to further simplify and optimize the management of foreign exchange business under the capital account, enhance the transparency and efficiency of foreign exchange management, and promote the facilitation of cross-border capital flows.

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

Regulations on Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law promulgated by the Standing Committee of the NPC in March 2007 and amended in February 2017 and December 2018, and the Implementation Rules of the Enterprise Income Tax Law of the PRC promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises.” Besides enterprises established within the PRC, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. In December 2024, the State Council promulgated the Implementation Regulations of the Enterprise Income Tax Law , further standardizing the practical application of the Enterprise Income Tax Law.

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

4.D. Property, Plants and Equipment

Our headquarter is based in Suzhou, China, which are approximately 2,246 square meters in size. The expiration dates of the lease agreements for this facility range from March 31, 2026 to September 15, 2027. We also have a 3,678 square feet facility in San Diego, California for laboratory, research and development functions, the lease for which expires on October 31, 2025. We do not expect difficulties in renewing lease agreements for our facilities.

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

5.A. Operating Results

We are a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based cancer immunotherapies. We are combining computational biology and intelligent technologies to design novel antibodies that address unmet patient needs. Powered by our proprietary Dynamic Precision Library (DPL) platform, which fuels our NEObody®, SAFEbody®, and POWERbody® technologies, we are developing a highly differentiated pipeline of novel immunotherapies. We have forged strategic collaborations with reputable global partners that leverage our technology in multiple approaches at the vanguard of science.

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

Our DPL fuels our three antibody technology platforms, which can be used alone or together to create novel, differentiated antibody-based therapeutic candidates. By leveraging our proprietary DPL platform and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of development, ranging from research and discovery to preclinical and clinical development. Meanwhile, we are prioritizing and focusing on the development of ADG126, which is currently in Phase 1b/2 dose expansion in combination with pembrolizumab in MSS CRC patients. We also have a robust preclinical pipeline of four programs in IND-enabling studies, including masked T cell engagers, as well as over 50 programs in various stages of discovery.

Since our inception in 2011, our operations have focused on organizing and staffing our company, conducting preclinical studies and clinical trials, business planning, establishing our intellectual property portfolio and raising capital. We do not have any product candidates approved for sale and have not generated any revenue from product sales. We have financed operations mainly through the private placements of our preferred shares before our initial public offering completed in February 2021, and proceeds received from the initial public offering and our at-the-market equity offering program.

Since inception, we have incurred significant operating losses. Our net losses were US$80.0 million, US$18.9 million and US$33.4 million for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, we had accumulated deficit of US$311.2 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue advancement of and investment in our proprietary DPL platform;
●	advance the development of ADG126, ADG206 and other preclinical drug candidates;
●	continue our ongoing and planned research and development of other lead product candidates;
●	discover and develop additional antibody product candidates and further expand our preclinical and clinical product pipeline;
●	maintain, expand and protect our intellectual property portfolio;
●	expand our collaborations with contract manufacturing organizations and contract research organizations;
●	seek regulatory approvals for any product candidates that successfully complete clinical trials;
●	establish sales and marketing teams and distribution network to commercialize any product candidate for which we may obtain regulatory approval;
●	attract, hire and retain additional clinical, scientific, management and administrative personnel;
●	expand our operations globally; and
●	incur additional costs associated with operating as a public company.

Key Components of Results of Operations

Revenue

Licensing and collaboration revenue. Our licensing and collaboration revenue is currently comprised of upfront and/or milestone payments associated with out-licensing arrangements. Our licensing and collaboration revenue for the years ended December 31, 2022, 2023 and 2024 was primarily derived from granting licenses to use and otherwise exploit certain of our intellectual properties. To date, we have not generated any revenue from the sale of products and do not expect to generate any revenue from product sales in the near future.

Expenses

Research and Development Expenses. Our direct research and development expenses consist principally of (1) costs related to clinical trials such as payments to contract research organizations, or CRO, and contract manufacturing organization, or CMO, investigators and clinical trial sites that conduct the clinical studies, (2) costs to develop the product candidates, including product testing. Indirect research and development expenses have not been allocated directly to each program, and primarily consist of costs to compensate personnel, overhead and infrastructure costs to maintain our facilities, and other costs related to activities that benefit multiple projects.

For the years ended December 31, 2022, 2023 and 2024, our research and development expenses were US$81.3 million, US$36.6 million and US$28.8 million, respectively. The decrease of approximately 55.0% in 2023 and decrease of approximately 21.4% in 2024 reflect continued clinical focus on and prioritization of the company’s masked, anti-CTLA-4 SAFEbody ADG126.

Our research and development expenses may vary substantially from period to period according to the status of our research and development activities. The timing of expenses is impacted by the commencement of clinical trials and enrollment of patients in clinical trials. The successful development of our product candidates is uncertain.

The following table summarizes our research and development expenses for our clinical-stage product candidates, preclinical product candidates and research pipeline for the years ended December 31, 2022, 2023 and 2024, respectively.

	For the Year
	Ended
	December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)
Direct research and development expenses:
ADG126	12,363	8,362	8,297
ADG116	9,818	2,317	1,079
ADG106	2,960	886	164
Preclinical product candidates, research pipeline and others	23,896	1,549	859
Total direct research and development expenses	49,037	13,114	10,399
Indirect research and development expenses:
Payroll and other related costs of personnel	24,093	18,492	14,489
Lab supplies and other research and development expenses	8,210	5,033	3,893
Total indirect research and development expenses	32,303	23,525	18,382
Total research and development expenses	81,340	36,639	28,781

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

Other income

Other income primarily includes government subsidies that Adagene Suzhou received from local government in the PRC. The receipt of such government subsidies is not dependent on our performance of any obligations. In addition, the subsidiary in Australia received research and development tax incentive in cash from the Australian Taxation Office in the years ended December 31, 2022 and 2023. Such tax incentive was recognized as other income upon receipt as the incentive was not dependent upon having a tax liability and further performance by the Group was not required.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Adagene (Hong Kong) Limited, is subject to Hong Kong profits tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. Under Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as there were no assessable profits derived from or earnings in Hong Kong for the years ended December 31, 2022, 2023 and 2024.

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

PRC

Our subsidiary in China is incorporated under PRC law and, as such, is subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, or EIT Law, which became effective on January 1, 2008 and was last amended in December 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. In accordance with the implementation rules of EIT Law, a qualified Technology Advanced Service Enterprises, or TASE, is eligible for a preferential tax rate of 15%. The TASE certificate is effective for three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant TASE criteria before using the preferential rate. An entity could apply for the TASE certificate every year. Adagene Suzhou was first recognized as a qualified TASE in March 2015 and renewed in December 2018, December 2021 and December 2024. Adagene Suzhou can enjoy the preferential tax rate of 15% from 2015 to at least December 2027. In addition, the research and development expenses of Adagene Suzhou were subject to a 75% super-deduction for the income tax, which increased to 100% from October 2022 to December 2022. Since January 1,2023, if the research and development expenses actually incurred by the enterprise in carrying out research and development activities are not included in the current profit or loss as intangible assets, on the basis of actual deduction according to regulations, 100% of the actual amount will be deducted before tax. If intangible assets are formed, 200% of the cost of intangible assets will be amortized before tax. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

Foreign currency translation

The functional currency of Adagene Inc., Adagene (Hong Kong) Limited, Adagene Incorporated, Adagene PTE. Ltd. and Adagene Project C1 PTE. Ltd. is the U.S. dollar, or US$. The functional currency of our PRC subsidiary is Renminbi, or RMB. The functional currency of our Australia subsidiary is Australian dollar, or AU. The functional currency of our Swiss subsidiary is Swiss Franc, or CHF. The determination of the respective functional currency is based on the criteria stated in Accounting Standard Codification, or ASC, 830, Foreign Currency Matters. We use US$ as our reporting currency. The financial statements of our PRC subsidiary, Australia subsidiary and Swiss subsidiary are translated from the functional currency to the reporting currency.

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

We did not transfer any assets or liabilities in or out of Level 3 during the year ended December 31, 2023 or 2024.

We had no financial assets and liabilities measured and recorded at fair value on a nonrecurring basis as of December 31, 2023 and 2024.

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of our technologies under development and clinical trials such as payments to contract research organizations, or CRO, and contract manufacturing organizations, or CMO, investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, (4) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses. As of December 31, 2024, we have several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at our option. We did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2023 or 2024 as we did not have any plan to cancel the existing CRO or CMO contracts.

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

We have incurred net accumulated operating losses for income tax purposes since our inception. We believe that it is more likely than not that these net accumulated operating losses will not be utilized in the near future. Therefore, we have provided full valuation allowances for the deferred tax assets for all subsidiaries as of December 31, 2022, 2023 and 2024. For the year ended December 31, 2022 and 2023, income tax expense was US$0.5 million and US$1.7 million due to taxable profits generated by the U.S. subsidiary, respectively. For the year ended December 31, 2024, income tax benefit was US$18 thousand due to decrease in revenue and application of tax deductions and tax credits.

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

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31,
	2022	2023	2024

Risk-free interest rate	1.92% - 4.25%	3.38% - 4.86%	4.18% – 4.59%
Dividend yield	0%	0%	0%
Expected volatility range	74.2% - 74.9%	72.6% - 73.1%	73.3% – 75.6%
Exercise multiple	2.2 – 2.8	2.2 – 2.8	2.2 – 2.8
Contractual life	10 years	10 years	10 years

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

	For the Year Ended
	December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands, except per share information)

Revenue:
Licensing and collaboration revenue	9,293	18,111	103
Operating expenses and income:
Research and development expenses	(81,340)	(36,639)	(28,781)
Administrative expenses	(11,874)	(8,673)	(7,274)
Other operating income, net	—	3,481	—
Loss from operations	(83,921)	(23,720)	(35,952)
Interest income	378	4,283	3,801
Interest expense	(693)	(1,108)	(852)
Other income, net	2,168	1,844	467
Foreign exchange gain (loss), net	2,555	1,446	(906)
Loss before income tax	(79,513)	(17,255)	(33,442)
Income tax benefit (expense)	(459)	(1,691)	18
Net loss attributable to Adagene Inc.’s shareholders	(79,972)	(18,946)	(33,424)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	(755)	(951)	1,273
Total comprehensive loss attributable to Adagene Inc.’s shareholders	(80,727)	(19,897)	(32,151)
Net loss attributable to Adagene Inc.’s shareholders	(79,972)	(18,946)	(33,424)
Net loss attributable to ordinary shareholders	(79,972)	(18,946)	(33,424)
Weighted average number of ordinary shares used in per share calculation:
—Basic	54,135	54,738	56,288
—Diluted	54,135	54,738	56,288
Net loss per ordinary share
—Basic	(1.48)	(0.35)	(0.59)
—Diluted	(1.48)	(0.35)	(0.59)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Licensing and collaboration revenue

Our licensing and collaboration revenue was US$0.1 million for the year ended December 31, 2024, compared to US$18.1 million for the year ended December 31, 2023.

Research and development expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended
	December 31,
	2023		2024
	US$	%	US$	%

	(in thousands, except percentages)
Research and development expenses
Payroll and other related costs of personnel	18,492	50.5%	14,489	50.3%
Costs related to clinical programs	12,264	33.5%	10,067	35.0%
Costs related to clinical trials	11,162	30.5%	8,927	31.0%
CMC and toxicology costs associated with the clinical programs	1,102	3.0%	1,140	4.0%
Costs related to preclinical testing of non-clinical programs	978	2.7%	396	1.4%
Costs required to develop the product candidates	1,449	4.0%	948	3.3%
Other research and development expenses	3,456	9.4%	2,881	10.0%
Total	36,639	100.0%	28,781	100.0%

Our research and development expenses decreased by 21.4% from US$36.6 million for the year ended December 31, 2023 to US$28.8 million for the year ended December 31, 2024, reflecting clinical focus on and prioritization of the company’s masked, anti-CTLA-4 SAFEbody ADG126.

Administrative expenses

Our administrative expenses decreased by 16.1% from US$8.7 million for the year ended December 31, 2023 to US$7.3 million for the year ended December 31, 2024, due to both a reduction in personnel and in office-related expenses as a result of cost-control measures.

Other operating income, net:

Other operating income, net was nil for the year ended December 31, 2024. Other operating income, net of US$3.5 million recognized in 2023 included a one-time compensation payment from a contract manufacturer for a preclinical-related outsourcing arrangement.

Loss from operations

As a result of the foregoing, our loss from operations increased by 51.6% from US$23.7 million for the year ended December 31, 2023 to US$36.0 million for the year ended December 31, 2024.

Interest and investment income

Our interest and investment income was US$3.8 million for the year ended December 31, 2024 as compared to US$4.3 million for the year ended December 31, 2023. This decrease was primarily attributable to decrease in both interest rate and the amount of term deposits placed.

Other income, net

Our other income, net decreased from US$1.8 million for the year ended December 31, 2023 to US$0.5 million for the year ended December 31, 2024, primarily attributable to decrease in government subsidies received by Adagene Suzhou to support our ongoing operations in Jiangsu Province during the year ended December 31, 2024 and decrease in the research and development tax incentive in cash from the Australian Taxation Office received by Adagene Australia Pty Ltd, our wholly-owned subsidiary in Australia.

Foreign exchange gain (loss), net

We recorded foreign exchange gain of US$1.4 million for the year ended December 31, 2023 and foreign exchange loss of US$0.9 million for the year ended December 31, 2024, respectively. This loss of foreign exchange in 2024 was primarily attributable to the appreciation of U.S. dollars against global currencies including Renminbi, Australian dollar and Swiss Franc, which negatively impacted our Australian dollar and Swiss Franc denominated receivable accounts of our subsidiaries, offset by the positive impact of our U.S. dollar denominated accounts receivable of Adagene Suzhou.

Income tax benefit (expense)

Our income tax expense was US$1.7 million for the year ended December 31, 2023 as compared to income tax benefit of US$18 thousand for the year ended December 31, 2024. The income tax benefit for the year ended December 31, 2024 was primarily attributable to the current tax benefit resulted from the significant decrease of revenue and application of tax deductions and tax credit by Adagene Incorporated, our wholly owned subsidiary in the U.S.

Net loss attributable to Adagene Inc.’s shareholders

Our net loss for the year increased by 76.4% from US$18.9 million for the year ended December 31, 2023 to US$33.4 million for the year ended December 31, 2024. The 2024 net loss was higher due to significant decrease in licensing and collaboration revenue recognized contracts with customers, offset by decreases in both research and development expenses and administrative expenses.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

See “Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” beginning on page 156 of our annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 29, 2024.

Non-GAAP Financial Measures

Non-GAAP net loss, which is defined as net loss attributable to ordinary shareholders for the year after excluding share-based compensation expenses. The Non-GAAP net loss was US$28.5 million for the year ended December 31, 2024, as compared to US$11.7 million for the year ended December 31, 2023. Non-GAAP net loss per ordinary share for the year ended December 31, 2024 on both basic and diluted basis was US$0.51. Non-GAAP net loss per ordinary share for the year ended December 31, 2023 on both basic and diluted basis was US$0.21.

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

Non-GAAP net loss and non-GAAP net loss per ordinary share for the year should not be considered in isolation or construed as an alternative to operating profit, loss for the year or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-GAAP net loss and non-GAAP net loss per ordinary share for the year and the reconciliation to their most directly comparable GAAP measures. Non-GAAP net loss and non-GAAP net loss per ordinary share for the year here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Non-GAAP net loss and non-GAAP net loss per ordinary share for the year represent net loss attributable to ordinary shareholders for the year excluding share-based compensation expenses.

Please see the “Reconciliation of GAAP and Non-GAAP Results” below for a full reconciliation of GAAP net loss attributable to ordinary shareholders for the year to non-GAAP net loss attributable to ordinary shareholders and non-GAAP net loss per ordinary share for the year.

Reconciliation of GAAP and Non-GAAP Results

	For the years ended
	December 31,
	2022	2023	2024
	US$	US$	US$
GAAP net loss attributable to ordinary shareholders	(79,971,847)	(18,946,370)	(33,424,111)
Add back:
Share-based compensation expense	10,520,282	7,271,700	4,909,573
Non-GAAP net loss attributable to ordinary shareholders	(69,451,565)	(11,674,670)	(28,514,538)
Weighted average number of ordinary shares used in per share calculation:
—Basic	54,135,084	54,737,530	56,287,903
—Diluted	54,135,084	54,737,530	56,287,903
Non-GAAP net loss per ordinary share
—Basic	(1.28)	(0.21)	(0.51)
—Diluted	(1.28)	(0.21)	(0.51)

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

Our principal source of liquidity has been cash generated from the proceeds received from the issuance and sale of our shares. In February 2021, we completed our initial public offering in which we issued and sold an aggregate of 8,457,100 ADSs, representing 10,571,375 ordinary shares, resulting in net proceeds to us of approximately US$145.9 million, net of the underwriting discounts and commissions and other fees paid or payable by us in connection with the offering. During the year ended December 31, 2024, we completed the sale of an aggregate of 2,504,692 ADSs, representing 3,130,862 ordinary shares, through an at-the-market equity offering program (the “ATM Offering”), under which we received net proceeds of approximately US$7.0 million in 2024. As of December 31, 2024, we had US$85.2 million in cash and cash equivalents.

We intend to finance our future working capital requirements and capital expenditures primarily from funds raised from financing activities, including the net proceeds received from our initial public offering and our ATM Offering program, future public and private offerings of our securities, proceeds from our collaborations, and/or proceeds from borrowings.

Based on our current operating plan, we believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months, and expect that our current cash balance will be sufficient to fund operations into the end of 2026. The assumptions on which our estimates are based may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amount of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our product candidates.

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

The following table presents our selected consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024.

	For the Year Ended
	December 31,
	2022	2023	2024
	US$	US$	US$

	(in thousands)

Net cash used in operating activities	(48,612)	(28,455)	(29,701)
Net cash generated from (used in) investing activities	(686)	(77)	1,110
Net cash generated from (used in) financing activities	17,823	(5,367)	3,769
Effect of exchange rate on cash and cash equivalents	843	74	83
Net decrease in cash and cash equivalents	(30,632)	(33,825)	(24,739)
Cash and cash equivalents at the beginning of year	174,391	143,759	109,934
Cash and cash equivalents at the end of year	143,759	109,934	85,195

Operating activities

Net cash used in operating activities was US$29.7 million in 2024. The difference between our net loss of US$33.4 million and the net cash used in operating activities was mainly due to (i) income from short-term investments of US$1.1 million, (ii) a decrease in amount due to related parties of US$3.5 million as a result of payments made to the related parties, (iii) a decrease in accruals and other current liabilities of US$0.2 million, and (iv) a decrease in lease liabilities of US$0.2 million, offset by (i) non-cash share-based compensation expenses of US$4.9 million, (ii) a decrease in prepayments and other current assets of US$0.7 million, (iii) a decrease in amounts due from related parties of US$0.2 million, (iv) an increase in accounts payable of US$1.1 million, (v) depreciation and amortization of US$0.7 million, and (vi) amortization of right-of use assets and interest of lease liabilities of US$0.2 million.

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

Investing activities

Net cash generated from investing activities was US$1.1 million in 2024, which was primarily attributable to income generated from the company’s short-term investments in certain money market funds during 2024.

Net cash used in investing activities was US$0.1 million in 2023, which was primarily attributable to the purchase of property, equipment and software. The Group also made short-term investments in certain money market funds during 2023.

Net cash used in investing activities was US$0.7 million in 2022, which was primarily attributable to the purchase of property, equipment and software.

Financing activities

Net cash generated from financing activities was US$3.8 million in 2024, which was mainly attributable to (i) proceeds from borrowings of US$4.9 million, (ii) net proceeds from sale of ADSs of US$7.0 million under the ATM Offering, and (iii) proceeds from share option exercise of US$0.2 million, offset by repayment of borrowings of US$8.3 million.

Net cash used in financing activities was US$5.4 million in 2023, which was mainly attributable to repayment of borrowings of US$13.5 million, offset by proceeds from borrowings of US$8.1 million.

Net cash generated from financing activities was US$17.8 million in 2022, which was mainly attributable to proceeds from borrowings of US$25.8 million, offset by (i) repayment of borrowings of US$4.4 million, and (ii) purchase of treasury shares under stock repurchase program of US$4.0 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with research and development equipment. Our capital expenditures were US$0.7 million, US$0.1 million and US$34 thousand in 2022, 2023 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance.

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

5.C. Research and Development, Patents and Licenses, Etc.

See “Item 4 Information on the Company—4.C. Business Overview — Our Platform” and “—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report.

Executive Officers	Position/Title
Peter Luo, Ph.D	Co-Founder, Chief Executive Officer, President of R&D, and Chairman of the Board
Qinghai Zhao, Ph.D	Chief Manufacturing Officer
Man Kin (Raymond) Tam, M.B.A., B. Eng.	Chief Financial Officer and Director
Chunfang (Vicky) Gu M.B.A	Executive Director of Finance
Ling (Jolin) Zhou	Executive Director of Human Resources

Key Employees	Position/Title
Yan Li, M.B.A.	Senior Vice President, Bioinformatics and Information Technology
Xiaohong (Kristine) She	Senior Vice President, Head of Clinical Operations
Guizhong Liu, Ph.D.	Senior Vice President of Early Drug Discovery
Alexander Goergen	Vice President, Head of Business Development
Songmao Zheng, Ph.D.	Vice President, Head of Clinical and Quantitative Pharmacology
Jiping Zha	Executive Vice President of Clinical Development
Wenlin Zeng	Vice President of Early Stage CMC
Dana Hu-Lowe	Vice President of Global Product Team Leadership

Non-Employee Directors	Position/Title
Andy (Yiu Leung) Cheung	Independent Director
Cuong Do	Independent Director
Li Zhu, Ph.D.	Independent Director
Ulf Grawunder, Ph.D.	Independent Director

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

Chunfang (Vicky) Gu, M.B.A. joined Adagene in September 2017 and serves as Executive Director of Finance. Reporting to the Chief Financial Officer, Vicky manages Adagene Inc.’s finance team, plays a key role in Adagene Inc.’s capital markets and fund-raising transactions and assisted to establish the employee incentive plans of Adagene Inc. Vicky has over 17 years of experience in financial management with exposure to audit firms and multinational corporations including Sulzer Pumps, Bluescope Steel and Mercury Marine. Vicky has rich experience on financial reporting, budgeting and cost analysis, internal control and related compliance, taxation, as well as project management. Vicky received her Master of Business Administration degree from Xiamen University in 2016 and bachelor’s degree in accounting from Tianjin University of Commerce in 2003. Vicky is a member of the American Institute of Certified Management Accountant.

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

Wenlin Zeng, Ph.D. has served as our Vice President of Early Stage CMC since June 2021. Dr. Zeng brings more than 20 years of experience in drug discovery and drug development in the biopharmaceutical industry. Prior to joining us, Dr. Zeng was the senior director of upstream process development responsible for both early and late stage programs at Gilead Sciences, Inc from July 2020 to June 2021. Prior to that, she was the senior director of cell line and upstream process development at Forty-Seven Inc. from April 2018 to June 2020, where she was responsible for cell line, upstream process development and manufacturing for a number of programs, including magrolimab. Prior to Forty-Seven, Dr. Zeng held leadership positions at multiple biopharmaceutical companies, including NGM Bio, GSK, MedImmune, and Abgenix. Dr. Zeng began her career in biopharmaceutical industry from June 1997 to April 2018 after completing her post-doctoral training at Stanford University. Dr. Zeng received her bachelor’s degree in cell biology from Wuhan University in 1983 and Ph.D. degree in biochemistry from the University of Iowa in 1990.

Dana Hu-Lowe, Ph.D. is currently our Vice President of Global Product Team Leadership. Dr. Hu-Lowe has more than 20 years of industry experience in oncology and R&D including years of experience in project and strategic alliance management, and leadership for both preclinical and clinical product programs. Before joining Adagene, she served as an Executive Director and Global Product Team Leader at Turning Point Therapeutics from April 2019 to October 2021. She was the Senior Director of Strategic Alliance and Program management at Wellspring Biosciences Inc. from March 2013 to March 2019, where she managed both internal discovery and IND-enabling programs and strategic alliance with Janssen Pharmaceuticals. Dr. Hu-Lowe had over 12 years of career at Pfizer Oncology November 1999 to December 2011, where she led cross-functional teams advancing programs from preclinical into clinical development. Dr. Hu-Lowe received her bachelor’s degree in chemistry from Beijing Normal University in 1984 and Ph.D. degree in biochemistry from the University of Mississippi in 1992 and completed her Post-doctoral training at Scripps Research Institute and the Burnham Cancer Center (now the Sanford Burnham Prebys Medical Discovery Institute).

Non-Employee Directors

Andy (Yiu Leung) Cheung has served as our independent director since February 2021. Mr. Cheung has many years of auditing and accounting professional experience. Mr. Cheung was deputy area managing partner of Ernst & Young (“EY”) in Asia Pacific overseeing the business operations, finance, information technology and risk management functions from July 2018 to June 2020. Mr. Cheung was the assurance leader for EY in Greater China from July 2013 to June 2018. Mr. Cheung has served as an independent non-executive director of Hua Medicine (HKEX:2552) since January 2023, an independent non-executive director of CanSino Biologics Inc. (HKEX:6185, SSE STAR MARKET:688185) since February 2024 and as an independent non-executive director of GenScript Biotech Corporation (HKEX:1548) since April 2024. Mr. Cheung served as an independent director of JW (Cayman) Therapeutics Co. Ltd. (HKEX:2126) between October 2020 and August 2024. Mr. Cheung received his bachelor’s degree in accounting and finance from the University of Lancaster in the United Kingdom in July 1982. He obtained a master’s degree in accounting and finance from London School of Economics and Political Science in the United Kingdom in August 1983. Mr. Cheung is a member of Hong Kong Institute of Certified Public Accountants.

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

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of US$2.0 million in cash to our executive officers and an aggregate of US$0.3 million in cash to our independent directors. For the fiscal year ended December 31, 2024, we did not pay any cash compensation to non-executive directors who are not independent directors. For the fiscal year ended December 31, 2024, we did not set aside or accrue expenses related to pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6 Directors, Senior Management and Employees—Share Incentive Plan.”

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

The purpose of the 2019 Plan is to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. The 2019 Plan provides for the issuance of up to an aggregate of 11,391,131 of our ordinary shares. We have terminated the authority to grant additional awards under the 2019 Plan and all future awards will be granted under the 2021 Plan. Therefore, the effective maximum number of shares issuable under the 2019 Plan is 9,423,435. As of February 28, 2025, the aggregate number of our ordinary shares underlying our outstanding awards under the 2019 Plan is 1,922,960, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. The term of the awards will expire not more than ten years after the date of grant.

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

A total of 2,994,000 of our ordinary shares was authorized for issuance with respect to awards granted under the 2021 Plan. The share limit will automatically increase on the first trading day in January of each year (commencing with 2022) by an amount equal to (1) 5% of the total number of our outstanding ordinary shares on December 31 of the prior year, or (2) such lesser number as determined by our board of directors. Any shares subject to awards granted under the 2021 Plan or our Second Amended and Restated Share Incentive Plan that are not paid, delivered or exercised before they expire or are canceled or terminated, or otherwise fail to vest, as well as shares used to pay the purchase or exercise price of such awards or related tax withholding obligations, will become available for new award grants under the 2021 Plan. On January 7, 2022, the Company passed a board resolution, pursuant to which the vesting schedules and conditions of 2,060,308 share options granted to certain employees were modified. The share options vested (or to be vested) for each year (commencing from 2021) shall be equal to the lesser of (i) 25% of the total number of share options of each grantee (“Annual Cap”) and (ii) the number of shares as determined by the Compensation Committee based on the extent to which any performance milestones were achieved during that year (“Credited Shares”), plus any Credited Share of earlier years that have not previously vested due to the Annual Cap. In addition, the performance milestones applicable to the share options that remain outstanding were also modified. As of February 28, 2025, we had granted equity awards representing 8,795,907 ordinary shares under the 2021 Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. As of February 28, 2025, 9,707,945 ordinary shares authorized under the 2021 Plan is available for award purposes. Such number includes an annual automatic increase in an amount equal to 5% of the total number of outstanding ordinary shares on December 31, 2024.

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

The following table summarizes, as of February 28, 2025, the number of ordinary shares under outstanding awards that we granted to our directors and executive officers under the 2019 Plan, which replaced the 2015 Plan, and under the 2021 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

	Ordinary
	Shares
	Underlying	Exercise
	Equity Awards	Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Executive Officers
Peter Luo, Ph. D.	287,415	$13.85	January 2021	January 2031
Peter Luo, Ph. D.	50,000	$5.6	February 2022	February 2032
Peter Luo, Ph. D.	500,000	$1.04	May 2023	May 2033
Peter Luo, Ph. D.	500,000	$1.33	December 2023	December 2033
Peter Luo, Ph. D.	225,000	$—	July 2024	—
Peter Luo, Ph. D.	822,819	$1.73	November 2024	November 2034
Peter Luo, Ph. D.	450,000	$1.55	December 2024	December 2034
Qinghai Zhao, Ph. D.	*	$2.26	October 2020	October 2030
Qinghai Zhao, Ph. D.	*	$5.6	February 2022	February 2032
Qinghai Zhao, Ph. D.	*	$1.04	May 2023	May 2033
Qinghai Zhao, Ph. D.	*	$1.33	December 2023	December 2033
Qinghai Zhao, Ph. D.	*	$—	July 2024	—
Qinghai Zhao, Ph. D.	*	$1.73	November 2024	November 2034
Qinghai Zhao, Ph. D.	*	$1.55	December 2024	December 2034
Man Kin (Raymond) Tam, M.B.A., B. Eng.	138,519	$1.48	March 2020	March 2030
Man Kin (Raymond) Tam, M.B.A., B. Eng.	74,886	$1.83	August 2020	August 2030
Man Kin (Raymond) Tam, M.B.A., B. Eng.	50,000	$1.04	May 2023	May 2033
Man Kin (Raymond) Tam, M.B.A., B. Eng.	40,000	$1.33	December 2023	December 2033
Man Kin (Raymond) Tam, M.B.A., B. Eng.	50,000	$—	July 2024	—
Man Kin (Raymond) Tam, M.B.A., B. Eng.	252,448	$1.73	November 2024	November 2034
Man Kin (Raymond) Tam, M.B.A., B. Eng.	50,000	$1.55	December 2024	December 2034
Chunfang (Vicky) Gu	*	$1.33	February 2019	February 2029
Chunfang (Vicky) Gu	*	$1.48	March 2020	March 2030
Chunfang (Vicky) Gu	*	$1.83	August 2020	August 2030
Chunfang (Vicky) Gu	*	$5.6	February 2022	February 2032
Chunfang (Vicky) Gu	*	$1.04	May 2023	May 2033
Chunfang (Vicky) Gu	*	$1.33	December 2023	December 2033
Chunfang (Vicky) Gu	*	$—	July 2024	—
Chunfang (Vicky) Gu	*	$1.73	November 2024	November 2034
Chunfang (Vicky) Gu	*	$1.55	December 2024	December 2034
Ling (Jolin) Zhou	*	$1.48	March 2020	March 2030
Ling (Jolin) Zhou	*	$1.83	August 2020	August 2030
Ling (Jolin) Zhou	*	$5.6	February 2022	February 2032
Ling (Jolin) Zhou	*	$1.04	May 2023	May 2033
Ling (Jolin) Zhou	*	$1.33	December 2023	December 2033
Ling (Jolin) Zhou	*	$—	July 2024	—
Ling (Jolin) Zhou	*	$1.73	November 2024	November 2034
Ling (Jolin) Zhou	*	$1.55	December 2024	December 2034
Non-Employee Directors
Andy (Yiu Leung) Cheung	*	$11.2	June 2021	June 2031
Andy (Yiu Leung) Cheung	*	$1.55	December 2024	December 2034
Cuong Do	*	$0.8	November 2022	November 2032
Cuong Do	*	$1.07	October 2023	October 2033
Li Zhu	*	$1.15	September 2023	September 2033
Li Zhu	*	$1.55	December 2024	December 2034
Ulf Grawunder	*	$2.26	April 2024	April 2034
All directors and executive officers as a group	4,512,730		Various dates from November 2018 to December 2024	Various dates from November 2028 to December 2034

Note:

*    The shares held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

As of February 28, 2025, our award holders other than our directors and executive officers as a group held outstanding awards to purchase 6,206,138 ordinary shares. For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 Plan and 2021 Plan, see “Item 5 Operating and Financial Review and Prospects—Share-based compensation.”

6.C. Board Practices

Board of Directors

Our board of directors consists of six directors currently, including four independent directors, namely Andy (Yiu Leung) Cheung, Cuong Do, Li Zhu and Ulf Grawunder. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Although we have the flexibility to rely on this “home country practice” exception and are, therefore, not required to have a majority of independent directors serving on our board of directors, our compensation committee and our nominating and corporate governance committee, we are currently not relying on the “home country practice” regarding our board and committee composition.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Most of our directors, including directors Andy (Yiu Leung) Cheung, Man Kin (Raymond) Tam, Cuong Do, Li Zhu and Ulf Grawunder, have fixed term of office and are subject to re-appointment by the board of directors. Peter Luo is not subject to a term of office and holds office until such time as his or her successor takes office or until the earlier of his death, resignation or removal from office pursuant to the applicable provisions of our memorandum and articles of association. The initial term of our independent director Cuong Do is two-year from the effectiveness of the appointment and has been renewed to upon filing of our annual report on Form 20-F for 2025. The initial term of our independent director Li Zhu is one-year from the effectiveness of the appointment and will be renewed for subsequent period of the same length as the initial term unless either party gives the other written notice of termination at least 15 days prior to expiration of the current term. The Board has decided to renew Andy (Yiu Leung) Cheung, Ulf Grawunder and Man Kin (Raymond) Tam’s term of director position to the filing of our annual report on Form 20-F for 2025. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law or the Listing Rules of the Nasdaq Global Market from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

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

6.D. Employees

We had a total of 248, 174 and 138 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024. We also engage consultants and part-time staff as and when appropriate.

Function	Number of Employees
Research and Development		94
Computational Biology and Informatics	14
Early Drug Discovery & Technology Development	36
Clinical Development	27
CMC Development	17
General Administration		42
HR	4
Finance	11
IT	14
Administration	13
Business Development and Marketing		2
Total		138

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of February 28, 2025, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 58,886,944 ordinary shares issued and outstanding as of February 28, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of February 28, 2025
	Number	%*
Directors and Executive Officers:†
Peter Luo(1)	3,237,987	5.4%
Qinghai Zhao	**	** %
Man Kin (Raymond) Tam	**	** %
Chunfang (Vicky) Gu	**	** %
Ling (Jolin) Zhou	**	** %
Non-employee Directors
Andy (Yiu Leung) Cheung (independent director)	**	** %
Cuong Do (independent director)	**	** %
Zhu Li (independent director)	**	** %
Ulf Grawunder (independent director)	—	—%
All directors and executive officers as a group	3,427,612	5.7%

Principal Shareholders:
Peter Luo act-in-concert group(2)	3,237,987	5.4%
JSR Limited(3)	5,340,740	9.1%
Asia Ventures II L.P.(4)	4,093,500	7.0%
F-Prime Capital Partners Healthcare Fund III LP(5)	3,226,037	5.5%
Wuxi Pharmatech Healthcare Fund I L.P.(6)	4,978,628	8.5%
General Atlantic Singapore AI Pte. Ltd.(7)	4,782,440	8.1%
Panacea Venture Healthcare Fund II, L.P.(8)	3,037,500	5.2%
HAN 2020 IRREVOCABLE TRUST(9)	9,175,439	15.6%
OT Healthcare Fund I, LLC(10)	4,459,566	7.6%
Red Beard Holdings and its Affiliated Entities (11)	3,833,806	6.5%

Notes:

*     For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 58,886,944 being the number of ordinary shares as of February 28, 2025 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after February 28, 2025.

**   Represents beneficial ownership of less than one percent.

†     The business address of our directors and executive officers, except for Cuong Do, and Li Zhu, is 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park Suzhou, Jiangsu Province, 215123, People’s Republic of China. The business address of Cuong Do is 660 Destacada Ave, Miami, United States FL 33156-8000; and the business address of Li Zhu is 33345 7th St, Union City, CA, 94587-2128, United States.

(1)	Represents 3,237,987 ordinary shares held by Peter Luo act-in-concert group, as set forth in note (2) below.
(2)	Represents (i) 33,401 ordinary shares (including ordinary shares represented by the ADSs) held by Peter Luo; (ii) 587,415 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of February 28, 2025, (iii) 191,667 ordinary shares held by Great Han Fortune LP for the benefit of Peter Luo; (iv) 4,817 ordinary shares held by Xiaohong She, who is the spouse of Peter Luo; (v) 98,230 ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of February 28, 2025, (vi) 23,333 ordinary shares held by Great Han Fortune LP for the benefit of Xiaohong She, (vii) total of 1,598,121 ordinary shares (including ordinary shares represented by the ADSs) held by Raymond Tam, Qinghai Zhao and several key employees of the Company, and (viii) total of 701,003 share options granted to Raymond Tam, Qinghai Zhao and several key employees that are vested or will be vested within 60 days of February 28, 2025. On December 14, 2020, Peter Luo, Fangyong (Felix) Du, Ping Ren, Hua Gong, Qinghai Zhao, Man Kin (Raymond) Tam, Xiaohong (Kristine) She, Yu (Albert) Ren, Yan Li, Guizhong Liu and Alexander Goergen entered into a concert party agreement, pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at our shareholders’ general meetings, (ii) recognize the controlling position of Peter Luo; and (iii) act in concert in accordance with Peter Luo’s opinions in respect of the daily operations and management and the major decision-making of us. Dr. JC Xu, Hua Gong, Yu (Albert) Ren and Fangyong (Felix) Du are no longer subject to the concert party agreement due to their departure from us.
(3)	Represents 5,340,740 ordinary shares, consisting of (i) 4,203,242 ordinary shares and (ii) 1,137,498 ordinary shares in the form of ADSs, are held of record by JSR Limited, a British Virgin Islands company. JSR Limited is controlled by GP Healthcare Capital Co., Ltd. The registered address of JSR Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents 4,093,500 ordinary shares, consisting of (i) 2 ordinary shares and (ii) 4,093,498 ordinary shares in the form of ADSs, are held of record by Asia Ventures II L.P., a limited partnership incorporated in the Bermuda. The general partner of Asia Ventures II L.P. is Asia Partners II L.P. a Bermuda exempt limited partnership. The general partner of Asia Partners II L.P. is Eight Roads GP, who is ultimately controlled by Eight Roads Holdings Limited. The registered address of Asia Ventures II L.P. is Pembroke Hall, 42 Crow Lane, Pembroke, Bermuda HM 19. Information set forth above is based upon FIL Limited’s Schedule 13G/A filing with the SEC on February 12, 2025.
(5)	Represents 3,226,037 ordinary shares, consisting of (i) 1,613,037 ordinary shares and (ii) 1,613,000 ordinary shares in the form of ADSs, are held of record by F-Prime Capital Partners Healthcare Fund III LP. F-Prime Capital Partners Healthcare Advisors Fund III LP is the general partner of F-Prime Capital Partners Healthcare Fund III LP. F-Prime Capital Partners Healthcare Advisors Fund III LP is solely managed by Impresa Management LLC, its general partner and investment manager. Each of the entities listed above expressly disclaims beneficial ownership of the securities listed above except to the extent of any pecuniary interest therein. The address of these entities is 245 Summer Street, Boston, MA 02210.
(6)	Represents 4,978,628 ordinary shares in the form of ADSs that were held of record by WuXi PharmaTech Healthcare Fund I L.P., a limited partnership incorporated in the Cayman Islands. WuXi Pharmatech Healthcare Fund I L.P. is an indirect wholly owned subsidiary of WuXi AppTec Co., Ltd (SSE: 603259; SEHK: 2359). WuXi AppTec Co., Ltd. is a listed company on the Shanghai Stock Exchange and the Main Board of the Hong Kong Stock Exchange. The registered address of WuXi Pharmatech Healthcare Fund I L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(7)	Represents 3,825,952 ADSs representing 4,782,440 ordinary shares held by General Atlantic Singapore AI Pte. Ltd. (“GA AI”), a company incorporated under the laws of Singapore. GA AI is wholly-owned by General Atlantic Singapore Fund Pte. Ltd. (“GASF”), which is controlled by General Atlantic Singapore Interholdco Ltd. (“GAS Interholdco”) The members of GAS Interholdco that share beneficial ownership of the ordinary shares and ADSs held of record by GA AI are the GA Funds. The general partner of General Atlantic Partners (Lux) SCSp (“GAP Lux”) is General Atlantic GenPar, (Lux) SCSp (“GA GenPar Lux”) and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à. r.l. (“GA Lux”). The general partner of General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”) and General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”) and the sole shareholder of GA Lux is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) L.P., which is controlled by the Management Committee of GASC MGP, LLC (the “GA Management Committee”), is the general partner of GenPar Bermuda. General Atlantic, L.P. (“GA LP”), which is also controlled by the GA Management Committee, is the managing member of GAP Coinvestments III, LLC (“GAPCO III”), GAP Coinvestments IV, LLC (“GAPCO IV”) and GAP Coinvestments V, LLC (“GAPCO V”) and the general partner of GAP Coinvestments CDA, L.P. (“GAPCO CDA”). GAP Bermuda IV, GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the “GA Funds.” There are nine members of the GA Management Committee as of the date hereof. Each of the members of the GA Management Committee disclaims ownership of the ordinary shares, the ADSs and the underlying ordinary shares except to the extent that he has a pecuniary interest therein. The registered address of General Atlantic Singapore AI Pte. Ltd. is 80 Robinson Road, #02-00 Singapore 068898.
(8)	Represents 3,037,500 ordinary shares held by Panacea Venture Healthcare Fund II, L.P., a limited partnership incorporated in the Cayman Islands. James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. The registered address of Panacea Venture Healthcare Fund II, L.P. is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Information set forth above is based upon Panacea Venture Healthcare Fund II, L.P.’s Schedule 13G/A filing with the SEC on February 14, 2025.
(9)	Represents 9,175,439 ordinary shares held by HAN 2020 Irrevocable Trust, a trust established under the laws of California. On December 19, 2024, the trustee of the Han 2020 Irrevocable Trust was changed from Xiaohong She to North Point Trust Company. North Point Trust Company, acting as the independent trustee, exercises all powers of the investment director under the trust. Accordingly, beneficial ownership of the Han 2020 Irrevocable Trust is ceased to be attributed to Xiaohong She or Peter Luo. Information set forth above is based upon Peter Luo’s Schedule 13D/A filing with the SEC on February 19, 2025.
(10)	Represents 3,567,653 ADRs representing 4,459,566 ordinary shares held by OT Healthcare Fund I, LLC, a limited liability company incorporated in Delaware. The manager of OT Healthcare Fund I, LLC is OT Management, LLC. Nichola Eliovits is a manager of OT Management, LLC. The registered address of OT Healthcare Fund I, LLC is 131 Dartmouth St, Floor 3, Suite 24, Boston MA 02116. Information set forth above is based on OT Healthcare Fund I, LLC’s Schedule 13G/A filing with the SEC on February 3, 2025.
(11)	Represents 3,833,806 ordinary shares, consisting of (i) sole voting and dispositive power over 523,105 ordinary shares held directly, (ii) shared voting and dispositive power over 3,125,000 ordinary shares held by Red Beard Holdings, LLC, a limited liability company organized under the laws of Delaware (“Red Beard”) and (iii) 185,701 ordinary shares held by VCS Master Holdings GP, a Delaware General Partnership (“VCS”). Smith Vincent C (“Mr. Smith”) is the Manager of Red Beard Holdings, LLC therefore may be deemed to have beneficial ownership of the shares held thereby. Mr. Smith is the grantor of all of the trusts that are partners of VCS Master Holdings GP and disclaims beneficial ownership of the shares held thereby. Information set forth above is based upon Red Beard Holdings and its Affiliated Entities’ Schedule 13G filing with the SEC on February 4, 2025.

As of February 28, 2025, a total of 12,786,716 ordinary shares, representing 21.7% of our outstanding ordinary shares, including ordinary shares issued in advance but deemed not outstanding to facilitate conversation of ordinary shares to ADSs for the employee share incentive plans, are held by one record holder in the United States. The holder is the depositary of our ADS program. In addition, 38.1% of our outstanding ordinary shares were held by record holders in the United States.

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

None.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions since January 1, 2024 to which we have been a participant in which any of our then directors, executive officers or holders of more than 10% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Employment Agreements and Indemnification Agreements

See “Item 6 Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6 Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Transactions with WuXi AppTec Group

We received research and development services from WuXi AppTec Group, the parent company of one of our principal shareholders. The amounts for the purchase of the services were US$0.5 million in 2024. As of December 31, 2024, the amounts due to WuXi AppTec Group were US$0.6 million.

Transactions with WuXi Biologics (Cayman) Inc. or WuXi Biologics

We received research and development services, including provision of manufacturing and quality control testing services, from WuXi Biologics, an entity controlled by the ultimate controlling party of one of our principal shareholders. The amounts for the purchase of the services were US$1.5 million in 2024. As of December 31, 2024, the amounts due to WuXi Biologics were US$12.6 million.

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

10.E. Taxation

The following discussion of Cayman Islands, PRC and U.S. federal income tax consequences of the ownership and disposition of the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to the ownership and disposition of the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

Material PRC Income Tax Considerations

Under the PRC EIT Law, which became effective on January 1, 2008 and was amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In December 2024, the State Council promulgated the Implementation Regulations of the Enterprise . In December 2024, the State Council promulgated the Implementation Regulations of the Enterprise Income Tax Law , further standardizing the practical application of the PRC EIT Law.

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

Material U.S. Federal Income Tax Considerations

The following discussion describes U.S. federal income tax consequences to the U.S. Holders described below of the ownership and disposition of the ADSs or ordinary shares. This discussion is not a comprehensive description of all of the tax considerations that may be relevant to your decision to hold the ADSs or ordinary shares. This discussion applies to you only if you are a U.S. Holder that holds the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including the any minimum tax, the Medicare contribution tax on net investment income, and tax consequences applicable to you if you are subject to special rules, such as:

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

The value of our goodwill and other intangible assets for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because our market capitalization has declined substantially in recent years, if the value of our goodwill is determined by reference to the average of our quarterly market capitalization then it is our belief that we were likely a PFIC for our 2024 taxable year. Due to the volatility of our market capitalization, there is a significant risk that we will also be a PFIC for 2025 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as a non-passive asset is not entirely clear. We have not obtained any valuation of our assets (including our goodwill and other intangible assets). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. In addition, we can give no assurance that we will not be a PFIC under the income test for any taxable year particularly prior to the commercialization of our drug candidates.

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

Under a rule commonly referred to as the “once a PFIC, always a PFIC” rule, if we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding taxable years during which the U.S. Holder owns the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If we are a PFIC for any taxable year but cease to be PFIC for subsequent years, U.S. Holders should consult their tax advisors regarding the advisability of making a “deemed sale” election that will allow them to eliminate the continuing PFIC status under certain circumstances, but may require them to recognize gain taxed under the general PFIC rules described in the preceding paragraph.

Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange” within the meaning of the Code, a U.S. Holder of ADSs may make a mark-to-market election that will result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq Global Market, where the ADSs are listed, is a qualified exchange for this purpose, but there is no assurance that our ADSs will be treated as regularly traded for any relevant period. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” below (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs because we may have Lower-tier PFICs for which a mark-to-market election likely cannot be made.

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

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that any distributions will be reported to you as dividends. Dividends from us will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. owners of stock that is readily tradable on an “established securities market” in the United States may be taxed at a preferential rate. However, the preferential rate does not apply if we are (or are treated with respect to a U.S. Holder as) a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisors to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The Renminbi depreciated approximately by 9% against U.S. dollar in 2022, appreciated approximately by 3% against the U.S. dollar in 2023 and depreciated approximately by 1% against U.S. dollar in 2024. Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increase of 2.0%, down 0.3% and increase of 0.1%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2024, we used US$103 million of the net proceeds received from our initial public offering primarily for research and development of our product candidates. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies”.

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

	Year Ended December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	6,200	5,200
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	6,200	5,200
(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.
(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

We relied on our home country practice exemption with respect to Rule 5605(d)(2) of the Nasdaq Rules, which requires a Nasdaq-listed company to establish a compensation committee comprised entirely of independent directors and two out of three members of our compensation committee are independent directors. We relied on our home country practice exemption with respect to Rule 5605(e)(1) of the Nasdaq Rules, which requires a Nasdaq-listed company to nominate director nominees either by a majority independent board or by a nominations committee comprised solely of independent directors and we do not have a majority independent board or a nominations committee comprised solely of independent directors. We relied on our home country practice exemption with respect to Rule 5250(b)(3) of the Nasdaq Rules, which requires a Nasdaq-listed company to disclose third party director and nominee compensation no later than when the companies files its next Form 20-F and we did not disclose such information in the form of 20-F for the year of 2022, 2023 and 2024. We may also opt to rely on additional home country practice exemptions in the future.

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

16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16.J. Insider Trading Policies

(a) We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

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

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D. Risk Factors – Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.” in this annual report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1

Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently effective (incorporated by reference to Exhibit 3.2 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

2.1

Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

2.3

Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

2.4

Fifth Amended and Restated Shareholders Agreement by and among Adagene Inc. and shareholders of Adagene Inc. named therein dated December 19, 2019 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

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

Exhibit Number	Description of Document

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 from our annual report for the year of 2023, filed with the SEC on March 29, 2024)
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

11.2*	Amended and Restated Statement of Policy Concerning Trading in Company Securities
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Jingtian & Gongcheng
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of Greenberg Traurig
15.4*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
97	Adagene Inc. Compensation Clawback Policy (incorporated by reference to Exhibit 97 from our annual report for the year of 2023, filed with the SEC on March 29, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: March 24, 2025

Adagene Inc.

By:	/s/ PETER LUO
	Name:	Peter Luo
	Title:	Chief Executive Officer

ADAGENE INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adagene Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Adagene Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

March 24, 2025

We have served as the Company’s auditor since 2020.

ADAGENE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

		As of December 31,
	Notes	2023	2024
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		109,934,257	85,194,502
Amounts due from related parties	12	222,027	8,309
Prepayments and other current assets	3	3,287,445	2,575,194
Total current assets		113,443,729	87,778,005
Property, equipment and software, net	4	1,835,121	1,125,389
Operating lease right-of-use assets	13	365,103	283,645
Other non-current assets		84,885	81,386
TOTAL ASSETS		115,728,838	89,268,425
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		3,093,752	4,241,773
Amounts due to related parties	12	16,714,326	13,187,966
Accruals and other current liabilities	5	3,001,508	2,816,038
Income tax payable	10	52,884	5,265
Short-term borrowings	6	4,235,673	4,868,956
Current portion of long-term borrowings	6	4,161,549	12,923,599
Current portion of operating lease liabilities	13	195,955	141,341
Total current liabilities		31,455,647	38,184,938
Long-term borrowings	6	13,540,034	417,339
Operating lease liabilities	13	173,660	142,304
TOTAL LIABILITIES		45,169,341	38,744,581
Commitments and contingencies	14
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 640,000,000 shares authorized, and 55,145,839 shares issued and outstanding as of December 31, 2023; and 640,000,000 shares authorized, and 58,886,944 shares issued and outstanding as of December 31, 2024)		5,547	5,889
Treasury shares, at cost (1 share as of December 31, 2023 and nil as of December 31, 2024)	16	(4)	—
Additional paid-in capital		350,105,518	362,220,445
Accumulated other comprehensive loss		(1,800,088)	(526,903)
Accumulated deficit		(277,751,476)	(311,175,587)
Total shareholders’ equity		70,559,497	50,523,844
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		115,728,838	89,268,425

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

		For the years ended
		December 31,
	Notes	2022	2023	2024
		US$	US$	US$
Revenue
Licensing and collaboration revenue	9	9,292,724	18,111,491	103,204
Operating expenses and income
Research and development expenses		(81,339,540)	(36,639,146)	(28,781,412)
Third parties		(46,212,077)	(33,978,642)	(26,837,889)
Related parties		(35,127,463)	(2,660,504)	(1,943,523)
Administrative expenses		(11,873,867)	(8,672,843)	(7,273,335)
Other operating income, net		—	3,480,632	—
Loss from operations		(83,920,683)	(23,719,866)	(35,951,543)
Interest and investment income		377,501	4,283,085	3,801,345
Interest expense		(693,323)	(1,107,820)	(851,874)
Other income, net		2,168,388	1,843,437	466,620
Foreign exchange gain (loss), net		2,555,325	1,446,202	(906,212)
Loss before income tax		(79,512,792)	(17,254,962)	(33,441,664)
Income tax benefit (expense)	10	(459,055)	(1,691,408)	17,553
Net loss attributable to Adagene Inc.’s shareholders		(79,971,847)	(18,946,370)	(33,424,111)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		(755,324)	(950,783)	1,273,185
Total comprehensive loss attributable to Adagene Inc.’s shareholders		(80,727,171)	(19,897,153)	(32,150,926)
Net loss attributable to Adagene Inc.’s shareholders		(79,971,847)	(18,946,370)	(33,424,111)
Net loss attributable to ordinary shareholders		(79,971,847)	(18,946,370)	(33,424,111)
Weighted average number of ordinary shares used in per share calculation:
—Basic	11	54,135,084	54,737,530	56,287,903
—Diluted	11	54,135,084	54,737,530	56,287,903
Net loss per ordinary share
—Basic	11	(1.48)	(0.35)	(0.59)
—Diluted	11	(1.48)	(0.35)	(0.59)

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

						Accumulated
	Ordinary shares		Treasury shares		Additional	other		Total
	Number of		Number of		paid‑in	comprehensive	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	loss	deficit	equity
		US$		US$	US$	US$	US$	US$
Balance as of January 1, 2022	56,274,741	5,627	(94,074)	(619,605)	336,099,931	(93,981)	(178,833,259)	156,558,713
Net loss	—	—	—	—	—	—	(79,971,847)	(79,971,847)
Other comprehensive income (loss)	—	—	—	—	—	(755,324)	—	(755,324)
Exercise of share options (Note 8)	197,975	20	—	—	323,192	—	—	323,212
Issuance of ordinary shares under performance incentive plan (Note 8)	99,999	10	—	—	391,985	—	—	391,995
Share-based compensation (Note 8)	—	—	—	—	10,520,282	—	—	10,520,282
Purchase of treasury shares under share repurchase program (Note 16)	—	—	(1,512,932)	(3,976,681)	—	—	—	(3,976,681)
Retirement of treasury shares (Note 16)	(1,607,005)	(160)	1,607,005	4,596,282	(4,596,122)	—	—	—
Balance as of December 31, 2022	54,965,710	5,497	(1)	(4)	342,739,268	(849,305)	(258,805,106)	83,090,350
Net loss	—	—	—	—	—	—	(18,946,370)	(18,946,370)
Other comprehensive income (loss)	—	—	—	—	—	(950,783)	—	(950,783)
Exercise of share options (Note 8)	10,000	1	—	—	5,499	—	—	5,500
Issuance of ordinary shares under performance incentive plan (Note 8)	69,225	7	—	—	89,093	—	—	89,100
Share-based compensation (Note 8)	425,905	42	—	—	7,271,658	—	—	7,271,700
Balance as of December 31, 2023	55,470,840	5,547	(1)	(4)	350,105,518	(1,800,088)	(277,751,476)	70,559,497
Net loss	—	—	—	—	—	—	(33,424,111)	(33,424,111)
Other comprehensive income (loss)	—	—	—	—	—	1,273,185	—	1,273,185
Exercise of share options (Note 8)	185,620	19	—	—	190,219	—	—	190,238
Share-based compensation (Note 8)	99,623	10	—	—	4,909,563	—	—	4,909,573
Issuance of ordinary shares upon the at-the-market equity offering (the “ATM Offering”), net of issuance cost (Note 17)	3,130,862	313	—	—	7,015,149	—	—	7,015,462
Retirement of treasury shares (Note 16)	(1)	—	1	4	(4)	—	—	—
Balance as of December 31, 2024	58,886,944	5,889	—	—	362,220,445	(526,903)	(311,175,587)	50,523,844

The accompanying notes are an integral part of these consolidated financial statements

ADAGENE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

	For the years ended
	December 31,
	2022	2023	2024
	US$	US$	US$
Cash flows from operating activities:
Net loss	(79,971,847)	(18,946,370)	(33,424,111)
Adjustments to reconcile net loss to net cash used in operating activities:
Income related to short-term investments	—	—	(1,143,538)
Depreciation and amortization	1,145,995	980,053	722,950
Net loss on disposal of property, equipment, software and operating lease right-of-use asset	6,811	9,365	2,473
Share-based compensation	10,520,282	7,271,700	4,909,573
Amortization of right-of use assets and interest of lease liabilities	303,535	228,405	215,911
Foreign exchange loss (gain), net	(2,555,325)	(1,446,202)	906,212
Changes in operating assets and liabilities:
Accounts receivable, net	3,000,000	—	—
Prepayments and other current assets	(881,402)	1,649,878	724,235
Amount due from related parties	3,887,238	397,405	213,718
Other non-current assets	(40,297)	24,687	3,499
Accounts payable	344,509	(572,372)	1,148,021
Contract liabilities	9,607,276	(15,107,276)	-
Amount due to related parties	8,857,276	(2,609,011)	(3,526,360)
Accruals and other current liabilities	(823,928)	(122,201)	(185,489)
Lease liabilities	(280,465)	(237,401)	(220,460)
Income tax payable	(1,657,450)	52,884	(47,619)
Deferred tax liabilities	(44,163)	—	—
Other non-current liabilities	(29,732)	(28,383)	—
Net cash used in operating activities	(48,611,687)	(28,454,839)	(29,700,985)
Cash flows from investing activities:
Placement of short-term investments	—	(47,000,000)	(128,500,000)
Withdrawal of short-term investments	—	47,000,000	129,643,538
Proceeds from disposal of property, equipment and software	4,892	7,656	169
Purchase of property, equipment and software	(690,938)	(85,012)	(33,580)
Net cash generated from (used in) investing activities	(686,046)	(77,356)	1,110,127
Cash flows from financing activities:
Proceeds from borrowings	25,830,030	8,133,775	4,918,014
Proceeds from exercise of share options	323,212	5,500	178,254
Proceeds from the ATM Offering, net of issuance costs	—	—	7,331,019
Repayment of borrowings	(4,353,588)	(13,506,221)	(8,342,510)
Payment of the ATM Offering setup costs	—	—	(315,557)
Purchase of treasury shares under stock repurchase program	(3,976,681)	—	—
Net cash generated from (used in) financing activities	17,822,973	(5,366,946)	3,769,220
Effect of exchange rate on cash and cash equivalents	842,195	74,720	81,883
Net decrease in cash and cash equivalents	(30,632,565)	(33,824,421)	(24,739,755)
Cash and cash equivalents at the beginning of year	174,391,243	143,758,678	109,934,257
Cash and cash equivalents at the end of year	143,758,678	109,934,257	85,194,502
Supplemental cash flow disclosures:
Interest paid	603,680	1,047,717	778,513
Income tax paid	2,433,241	1,376,856	33,947
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	313,929	225,542	216,565
Right-of-use assets obtained in exchange for operating lease obligations	217,227	179,919	214,717
Non-cash activities:
Retirement of treasury shares	4,596,282	—	4

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022, 2023 AND 2024

1. ORGANIZATION AND BASIS OF PRESENTATION

Adagene Inc. (the “Company”) is a limited liability company incorporated in the Cayman Islands on February 25, 2011. The Company, together with its subsidiaries (collectively, the “Group”), are principally engaged in research, development and production of monoclonal antibody drugs for cancers. The shares of the Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Global Market, and each ADS represents one and one quarter (1.25) ordinary shares of the Company.

As of December 31, 2024, the Company’s principal subsidiaries are as follows:

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

Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive loss and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive loss.

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

Short-term investments

Short-term investments consist primarily of investments in money market funds, which are measured at fair value and are expected to be redeemed within one year. As of December 31, 2023 and 2024, there were no short-term investments held by the Group.

Accounts receivable and allowance for doubtful accounts

Account receivable, if any, is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. Accounts receivable is carried at net realizable value. The allowance for credit losses reflects the best estimate of future losses over the contractual life of outstanding accounts receivable and is determined on the basis of historical experience, specific allowances for known troubled accounts, other currently available information including customer financial condition, and both current and forecasted economic conditions.

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

The Group did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2023 or 2024.

The Group had no financial assets and liabilities measured and recorded at fair value on a nonrecurring basis as of December 31, 2023 and 2024.

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

No impairment loss was recorded for the years ended December 31, 2022, 2023 and 2024.

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

Other operating income, net

Other operating income, net for the year ended December 31, 2023 included a one-time compensation payment from a contract manufacturer in relation to company losses for a preclinical-related outsourcing arrangement.

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”) and contract manufacturing organizations (“CMO”), investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, and (4) other research and development expenses. Research and development costs are expensed as incurred when the related research and development services are provided to the Group and the resulting assets, if any, have no alternative future uses. As of December 31, 2023 and 2024, the Group had several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at the Group’s option. The Group did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2023 or 2024 as the Group did not have any plan to cancel the existing CRO or CMO contracts.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the governments. The Group’s PRC based subsidiary received government subsidies from certain local government. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has set certain conditions for the subsidies. Other subsidies are the subsidies that the local government has not set any conditions and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. These specific subsidies are recorded as other non-current liabilities upon receipt and are recognized as other income when the conditions are met. Other subsidies are recognized as other income upon receipt as further performance by the Group is not required. In addition, the Group’s Australian subsidiary received research and development tax incentive from the Australian Taxation Office in 2022 and 2023. The tax incentive was recognized as other income upon receipt as the incentive was not dependent upon having a tax liability and further performance by the Group was not required. No such cash tax incentive was received from the Australian Taxation Office in the year ended December 31, 2024.

Government cash subsidies of US$2.1 million, US$1.5 million and US$0.3 million were received and recognized as other income during the years ended December 31, 2022, 2023 and 2024, respectively.

Leases

In accordance with ASC 842, Leases (“ASC 842”), the Group determines if an arrangement is or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and lease liabilities on the consolidated balance sheet. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. The Group does not have any finance leases since the adoption date.

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

The Group has elected to adopt the following lease policies (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2022 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification.

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

Employee defined contribution plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of US$2,984,251, US$2,584,392 and US$2,092,412 for the years ended December 31, 2022, 2023 and 2024, respectively.

Concentration of risks

Concentration of credit risk

As of December 31, 2023 and 2024, the amount of cash and cash equivalents of US$6,538,253 and US$3,020,953 respectively, were held at major financial institutions located in Mainland China, and US$103,396,004 and US$82,173,549,respectively, were deposited with major financial institutions located outside of Mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable, if any, is typically unsecured and denominated in US$ and/or RMB and is derived from revenues earned from customers. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of suppliers

For the year ended December 31, 2022, a significant portion of the Group’s research and development services was purchased from one supplier group, who collectively accounted for 34.1% of the Group’s total research and development services purchases. For the year ended December 31, 2023, there were no suppliers who collectively accounted for more than 10% of the Group’s total research and development services. For the year ended December 31, 2024, a significant portion of the Group’s research and development services was purchased from another supplier group, who collectively accounted for 17.2% of the Group’s total research and development services purchases.

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 1.70% and 1.49% in the years ended December 31, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

New and amended standards adopted by the Group

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing certain separation models in Subtopic 470-20, Debt—Debt with Conversion and Other Options, for convertible instruments and also increases information transparency by making disclosure amendments. The standard is effective for private companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group adopted this accounting standard update effective 2024 and the impact of this adoption was assessed to be immaterial.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which improves the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The standard shall be applied retrospectively to all prior periods presented in the financial statements. The standard is effective for fiscal years beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024. The Group adopted this accounting standard update effective 2024 on a retrospective basis. The adoption of this accounting standard update did not change the way that the Group identifies its reportable segment. Refer to Note 7 for further information on the Group’s reportable segment.

New and amended standards not yet adopted by the Group

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The standard is effective for public entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The standard allows the amendments to be applied on a prospective basis or a retrospective basis. The Group has evaluated the impact of this accounting standard update on its consolidated financial statements and assessed the impact of the adoption to be immaterial.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The standard allows the amendments to be applied on a prospective basis or a retrospective basis. The Group is currently in the process of evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Prepayments	591,383	269,075
Deposits (a)	1,790,637	1,778,413
Others	905,425	527,706
	3,287,445	2,575,194

Note (a): The deposits represented the amounts that the Group paid to its CRO vendors for various outsourced research and development programs according to the terms of respective CRO agreements. The Group expects to recover the deposits if the programs fail or the agreements are cancelled.

4. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Machinery and laboratory equipment	5,201,479	5,116,503
Leasehold improvements	1,037,675	1,030,798
Electronic equipment	1,818,352	1,793,132
Furniture and tools	42,821	49,085
Vehicles	78,928	77,767
Software	363,943	358,952
Total property, equipment and software	8,543,198	8,426,237
Less: accumulated depreciation and amortization	(6,708,077)	(7,300,848)
Net book value	1,835,121	1,125,389

Depreciation and amortization expenses recognized for the years ended December 31, 2022, 2023 and 2024 were US$1,145,995, US$980,053 and US$722,950 respectively.

5. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued liabilities and other current liabilities consisted of the following:

	As of December 31,
	2023	2024
	US$	US$
Professional service fees	1,194,199	1,182,056
Payroll and related liabilities	1,177,301	1,097,013
Other taxes and surcharge	510,259	480,704
Others	119,749	56,265
	3,001,508	2,816,038

6. BORROWINGS

	As of December 31,
	2023	2024
	US$	US$
Current
Short-term borrowings:
Bank loans	4,235,673	4,868,956
Current portion of long-term borrowings	4,161,549	12,923,599
Total current borrowings	8,397,222	17,792,555
Non-Current
Long-term borrowings:
Bank loans	13,540,034	417,339
Total non-current borrowings	13,540,034	417,339
Total borrowings	21,937,256	18,209,894

Short-term borrowings

In June 2021, the Group borrowed a loan with the amount of RMB9,900,000 from Agricultural Bank of China Limited for a term of one year at the interest rate of 4.05% per annum. The borrowing was repaid in May 2022.

In August 2021, the Group borrowed another loan with the amount of RMB10,000,000 from Agricultural Bank of China Limited for a term of one year at the interest rate of 4.05% per annum. The borrowing was repaid in August 2022.

In March 2022, the Group borrowed a loan with the amount of RMB9,900,000 from China Merchants Bank Co., Ltd. for a term of one year at the interest rate of 3.90% per annum. The borrowing was repaid in March 2023.

In April 2022, the Group borrowed another loan with the amount of RMB20,100,000 from China Merchants Bank Co., Ltd. for a term of one year at the interest rate of 3.70% per annum. The borrowing was repaid in April 2023.

In July 2022, the Group borrowed a loan with the amount of RMB20,000,000 from Bank of Jiangsu Co., Ltd. for a term of one year at the interest rate of 3.70% per annum. The borrowing was repaid in July 2023.

In December 2022, the Group borrowed a loan with the amount of RMB25,000,000 from China Construction Bank Corporation for a term of one year at the interest rate of 3.65% per annum. The borrowing was repaid in December 2023.

In January 2023, the Group borrowed a loan with the amount of RMB10,000,000 from Bank of Ningbo Co., Ltd for a term of one year at the interest rate of 3.90% per annum. The borrowing was repaid in January 2024.

In March 2023, the Group borrowed another loan with the amount of RMB10,000,000 from China Everbright Bank Co., Ltd for a term of one year at the interest rate of 3.80% per annum. The borrowing was repaid in April 2024.

In July 2023, the Group borrowed a loan with the amount of RMB10,000,000 from Bank of Ningbo Co., Ltd for a term of one year at the interest rate of 3.85% per annum. The borrowing was repaid in July 2024.

In June 2024, the Group borrowed a loan with the amount of RMB20,000,000 from China Construction Bank Corporation for a term of one year at the interest rate of 3.50% per annum.

In September 2024, the Group borrowed a loan with the amount of RMB15,000,000 from Bank of Ningbo Co., Ltd for a term of one year at the interest rate of 3.80% per annum.

Long-term borrowings

In February 2019, the Group borrowed a loan with the amount of RMB7,500,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 5.46% per annum. The Group repaid RMB5,000,000 from 2019 to 2021, and RMB2,500,000 in 2022. The loan was fully repaid in February 2022.

In June 2019, the Group borrowed a loan with the amount of RMB6,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 5.23% per annum. The Group repaid RMB4,000,000 from 2019 to 2021, and RMB2,000,000 in 2022. The loan was fully repaid in June 2022.

In September 2020, the Group borrowed a loan with the amount of RMB16,500,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.27% per annum. The Group repaid RMB1,650,000 in 2021, RMB3,850,000 in 2022, and RMB11,000,000 in 2023. The loan was fully repaid in September 2023.

In September 2021, the Group borrowed a loan with the amount of RMB8,500,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.05% per annum. The Group repaid RMB425,000 in 2022, RMB850,000 in 2023, and RMB7,225,000 in 2024. As of December 31, 2023, RMB7,225,000 repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheet. The loan was fully repaid in September 2024.

In May 2022, the Group borrowed a loan with the amount of RMB30,000,000 from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB3,000,000 in 2023 and RMB5,000,000 in 2024. As of December 31, 2023 and 2024, RMB5,000,000 and RMB22,000,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

Also in May 2022, the Group borrowed a loan with the amount of RMB20,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB500,000 in 2022, RMB1,500,000 in 2023, and RMB9,500,000 in 2024. As of December 31, 2023 and 2024, RMB9,500,000 and RMB8,500,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In August 2022, the Group borrowed a loan with the amount of RMB9,900,000 from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 in 2023 and RMB2,000,000 in 2024. As of December 31, 2023 and 2024, RMB2,000,000 and RMB6,900,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

Also in August 2022, the Group borrowed a loan with the amount of RMB20,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 in 2023 and RMB2,000,000 in 2024. As of December 31, 2023 and 2024, RMB2,000,000 and RMB17,000,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively. The Group repaid RMB8,500,000 in February 2025.

In November 2022, the Group borrowed a loan with the amount of RMB9,900,000 from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 in 2023 and RMB2,000,000 in 2024. As of December 31, 2023 and 2024, RMB2,000,000 and RMB6,900,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

Also in November 2022, the Group borrowed a loan with the amount of RMB10,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB500,000 in 2023 and RMB1,000,000 in 2024. As of December 31, 2023 and 2024, RMB1,000,000 and RMB8,500,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In April 2023, the Group borrowed a loan with the amount of RMB7,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 3.90% per annum. The Group repaid RMB150,000 in 2023 and RMB550,000 in 2024. As of December 31, 2023 and 2024, RMB550,000 and RMB3,300,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In August 2023, the Group borrowed a loan with the amount of RMB10,000,000 from Bank of Jiangsu Co., Ltd. for a term of eighteen months at the interest rate of 3.80% per annum. The Group repaid RMB100,000 in 2024. As of December 31, 2023 and 2024, RMB100,000 and RMB9,900,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively. The Group repaid RMB9,900,000 in February 2025.

In September 2023, the Group borrowed another loan with the amount of RMB10,000,000 from Bank of Jiangsu Co., Ltd. for a term of eighteen months at the interest rate of 3.80% per annum. The Group repaid RMB100,000 in 2024. As of December 31, 2023 and 2024, RMB100,000 and RMB9,900,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively. The Group repaid RMB9,900,000 in March 2025.

The proceeds from the loans were primarily used to pay for the Group’s research and development activities in PRC, including CMC costs of clinical and preclinical programs. As of December 31, 2023 and 2024, none of the Group’s borrowings were collateralized in the respective loan agreements.

Future maturities of short-term borrowings and long-term borrowings

Future principal maturities of short-term borrowings and long-term borrowings as of December 31, 2024 were as follows:

As of December 31,
2024
US$
2025	17,792,555
2026	417,339
18,209,894

7. SEGMENT INFORMATION

The Group’s principal business activities are related to the discovery and development of novel antibody-based cancer medicines. The Group manages the business activities on a consolidated basis and operates in one reportable segment. The determination of a single reportable segment is consistent with the consolidated financial information regularly provided to the Group’s chief operating decision maker (CODM), which is its Chief Executive Officer, who reviews and evaluates consolidated net income (loss) for purposes of assessing performance, making operating decisions, allocating resources and planning and forecasting for future periods. The accounting policies of the segment are the same as those described in the Summary of Significant Accounting Policies for the Group. Refer to Note 2 for additional information.

Significant expenses within income (loss) from operations, as well as within net income (loss), include research and development, and administrative expenses, which are each separately presented on the Group’s Consolidated Statements of Comprehensive Loss. Other segment items within net income (loss) include interest and investment income, interest expense, other income, net, and income tax expense.

In addition to the significant expense categories included within the consolidated net loss presented on the Group’s consolidated statements of comprehensive loss, see below for disaggregated amounts that comprise research and development expenses:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Direct research and development expenses(a)	49,037,011	13,114,341	10,399,305
Indirect research and development expenses(b)
Payroll and other related costs of personnel	24,093,038	18,491,694	14,488,811
Lab supplies and other research and development expenses	8,209,491	5,033,111	3,893,296
Total indirect research and development expenses	32,302,529	23,524,805	18,382,107
Total research and development expenses	81,339,540	36,639,146	28,781,412

Note (a): Direct research and development expenses consist principally of: (1) costs related to clinical trials such as payments to CRO, CMO, investigators, and clinical trial sites that conduct the clinical studies; and (2) costs to develop the product candidates, including costs related to product testing.

Note (b): Indirect research and development expenses are not allocated directly to each program, and primarily consist of compensation and other personnel related costs, overhead and infrastructure costs to maintain our facilities, and other costs related to activities that benefit multiple projects.

The measure of segment assets is reported on the consolidated balance sheets as consolidated total assets. The Group’s long-lived assets consist primarily of property, plant and equipment, net. No geographical segments are presented as a substantial portion of the Group’s long-lived assets are located in the PRC with the exception of certain laboratory and electronic equipment which are located in the U.S.

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

On November 9, 2020, the Company passed a board resolution to waive the vesting schedules and conditions of 2,375,000 share options granted to certain management members. Pursuant to this board resolution, these management members exercised all related share options at the original exercise price per share ranging from US$1.83 to US$2.26. As a result, 2,375,000 ordinary shares were issued to these management members. These management members paid the exercise price by issuing recourse promissory notes in the total amount of US$5,197,650. The Company had the repurchase right to buy back such shares at the original exercise price if the grantees did not meet the original vesting conditions. The Company assessed and considered that given such arrangement allows the shares received on exercise be returned to the Company if the original vesting conditions are not satisfied, there has been no substantial change to the vesting conditions and the Company shall continue to account for the share awards in accordance with their original terms. During the year ended December 31, 2024, all of the remaining unvested shares became vested according to the original vesting conditions. There were no unvested shares as of December 31, 2024.

On January 16, 2021, the Company passed a board resolution whereby the 2021 Performance Incentive Plan (the “2021 Plan”) was adopted. Under the 2021 Plan, an aggregate of 2,994,000 ordinary shares shall be reserved for issuance, and the share limit will automatically increase on the first trading day in January of each year (commencing with 2022) by an amount equal to (1) 5% of the total number of the Company’s outstanding ordinary shares on December 31 of the prior year, or (2) such lesser number as determined by the board of directors.

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

On November 17, 2024, the Company passed a board resolution, pursuant to which 2,176,945 unvested performance-based options granted to certain management members and employees were cancelled, along with concurrent grant of a replacement award. As consideration of such replacement, the Company granted the same number of time-based share options to these individuals. These time-based share options will vest 50% per annum in 2025 and 2026, respectively. As a result of the modification, the Company recognized an incremental fair value of US$2,284,987 over the remaining requisite service period.

From January 24, 2024 to December 24, 2024, pursuant to the 2021 Plan, in addition to the 2,176,945 share options granted under the replacement award, a total of 1,749,000 share options were granted to certain employees, independent directors, and an external consultant, with exercise price ranging from US$1.55 to US$3.07 and a total of 988,750 restricted stock units (“RSUs”) were granted to certain management personnel and an external advisor in July and August 2024. In addition, 99,623 ordinary shares were issued to certain employees as stock bonus in October 2024.

			Weighted‑
			Average	Weighted
		Weighted‑	Grant	Average
		Average	Date	Remaining	Aggregate
	Number of	Exercise	Fair	Contractual	Intrinsic
	Options	Price	Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Outstanding at December 31, 2021	4,809,078	5.91	7.38	8.68	2,619,574
Granted	2,640,598	3.28	2.13	—	—
Exercised	(197,975)	2.08	6.95	—	—
Forfeited	(964,789)	6.75	7.57	—	—
Outstanding at December 31, 2022	6,286,912	4.80	5.16	8.44	94,990
Granted	3,442,500	1.14	0.72	—	—
Exercised	(10,000)	0.55	5.72	—	—
Forfeited	(952,530)	4.59	3.45	—	—
Outstanding at December 31, 2023	8,766,882	3.39	3.60	8.24	2,011,843
Granted	3,925,945	1.68	1.04	—	—
Exercised	(185,620)	1.02	2.49	—	—
Forfeited	(483,022)	6.13	4.28	—	—
Cancelled	(2,176,945)	3.68	3.96	—	—
Outstanding at December 31, 2024	9,847,240	2.55	2.49	8.36	1,736,202
Vested and expected to vest at December 31, 2024	9,847,240	2.55	2.49	8.36	1,736,202
Exercisable at December 31, 2023	2,448,076	5.79	6.64	6.75	207,499
Exercisable at December 31, 2024	3,440,384	4.27	5.15	6.49	616,539

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The aggregate fair value of the share options vested during the years ended December 31, 2022, 2023, and 2024 was US$11,929,903, US$6,742,535 and US$4,153,833, respectively. As of December 31, 2024, the total unrecognized employee share based compensation expense was US$5,776,539, all of which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost will be recognized over a weighted average period of 2.46 years as of December 31, 2024.

The following table summarizes Company’s RSU activity under the 2021 Plan for the years ended December 31, 2024:

Weighted
		Weighted‑	Average
		Average	Remaining
	Number of	Grant Date	Contractual
	RSU shares	Fair Value	Term
US$ per
		RSU	Years
Unvested at December 31, 2023	—	—	—
Granted	988,750	2.10	3.56
Vested	—	—	—
Forfeited	(16,250)	2.10	3.56
Unvested at December 31, 2024	972,500	2.10	3.56

The aggregate fair value of RSUs vested during the year ended December 31, 2024 was nil. The total share-based compensation expense related to the RSUs recognized for the year ended December 31, 2024 was US$228,439. As of December 31, 2024, the total unrecognized share-based compensation expense related to the RSU was US$1,809,601, all of which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost will be recognized over a weighted average period of 3.53 years as of December 31, 2024.

The fair value of RSUs was determined using the closing price for the Company’s ADSs, as reported by NASDAQ Global Market, of the grant date.

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

The assumptions used to estimate the fair value of the share options granted were as follows:

	For the years ended
	December 31,
	2022	2023	2024
Risk‑free interest rate	1.92% - 4.25%	3.38% - 4.86%	4.18% - 4.59%
Dividend yield	0%	0%	0%
Expected volatility range	74.2% - 74.9%	72.6% - 73.1%	73.3% - 75.6%
Exercise multiple	2.2 - 2.8	2.2 - 2.8	2.2 - 2.8
Contractual life	10 years	10 years	10 years

Total share-based compensation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Research and development expenses	7,227,298	4,860,548	3,313,833
Administrative expenses	3,292,984	2,411,152	1,595,740
Total share‑based compensation expenses	10,520,282	7,271,700	4,909,573

9. COLLABORATION ARRANGEMENTS

Guilin Sanjin Pharmaceutical Co., Ltd. License Agreement

In December 2018, the Group entered into (i) a collaboration agreement (the “Sanjin Greater China Agreement”) that covers Greater China with Guilin Sanjin Pharmaceutical Co., Ltd. (“Sanjin”) and certain of its subsidiaries (collectively, “Sanjin Parties”) and (ii) a collaboration agreement (the “Sanjin ROW Agreement”, together with the Sanjin Greater China Agreement, the “2018 Sanjin Agreements”) that covers the regions other than Greater China with Sanjin. Pursuant to the Sanjin Greater China Agreement, the Group licensed the Chinese intellectual property directly related to a monospecific antibody molecule that binds to the PD-L1 target (the “PD-L1 Project”), including patent rights, patent application rights and technologies based on the core sequence of the molecule, to Sanjin Parties. Sanjin Parties will own all the Chinese intellectual property developed in the exercise of Sanjin Parties’ rights under the agreement, including but not limited to improvements (including combination products), clinical trials, regulatory filings, and commercialization rights relating thereto. The Group also granted Sanjin Parties a royalty-free license to use our other existing intellectual property and improvements thereto which are related to the PD-L1 Project for the purposes of exploiting its rights and performing its obligations under the agreement. Sanjin Parties will enjoy all the economic benefits deriving from the PD-L1 Project in Greater China, including but not limited to patent transfer fee, licensing fee, sales revenue and sales commission, etc. Sanjin Parties will pay the Group (i) single-digit percentage of net sales of the products that use the licensed antibody after such products enter the market and (ii) a low to mid-low double-digit percentage of the profits resulting from any transfer of the license to any third parties depending on the timing of the transfer relative to the development stage of the product. The Group also received RMB10,000,000 upfront fee upon the effectiveness of the agreement from Sanjin Parties, which was recognized as revenue in 2018. No revenues related to this agreement has been recognized in any of the years presented in the accompanying financial statements.

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

Prior to 2022, the Group received upfront fee of RMB4,000,000 and milestone fee of RMB4,000,000, which were recognized as licensing revenue as the performance obligation was satisfied by the Group and certain milestone events were achieved.

No additional revenue was recognized for the years ended December 31, 2022, 2023 and 2024.

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

ADCT has not exercised the option to negotiate a separate license agreement. No additional revenue was recognized for the years ended December 31, 2023 and 2024.

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

Prior to 2022, the Group received US$11,000,000 upfront payment and recognized revenue of US$8,500,000 upon delivery of data packages for the initial target and achievement of the milestone event. The revenue included US$3,000,000 milestone payment, which was received in 2022.

For the year ended December 31, 2022, in addition to the aforementioned milestone payment, the Group received US$1,100,000 upfront payment under the Exelixis Letter Agreement. No revenue was recognized as no relevant performance obligation had been satisfied under either the Exelixis Agreement or the Exelixis Letter Agreement in 2022.

For the year ended December 31, 2023, the Group received US$3,000,000 milestone payment, which corresponded to the successful nomination of lead SAFEbody candidates for the second target under the Exelixis Agreement. A total of US$9,600,000 was recognized as revenue in 2023, which included a) US$8,500,000 upon delivery of data packages for the second target and achievement of the milestone event for the second target under the Exelixis Agreement including the US$5,500,000 upfront fee and the aforementioned milestone fee of US$3,000,000, and b) US$1,100,000 upon delivery of additional masked antibodies under the Exelixis Letter Agreement.

No additional revenue was recognized for the year ended December 31, 2024.

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

For the year ended December 31, 2022, the Group received US$17,500,000 upfront payment under the Sanofi Agreement. For the years ended December 31, 2022 and 2023, US$8,992,724 and US$8,507,276 were recognized as revenue over time using the input method, respectively. For the year ended December 31, 2024, no additional revenue was recognized.

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

Adagene (Suzhou) Limited was first recognized as a qualified TASE in March 2015. The qualification was subsequently updated in December 2018, November 2021, and December 2024. Adagene (Suzhou) Limited was authorized to enjoy the preferential tax rate of 15% from 2015 to December 2027.

Cayman Islands

Adagene Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands Adagene Inc. is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Adagene (Hong Kong) Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the years ended December 31, 2022, 2023 and 2024, Adagene (Hong Kong) Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Adagene (Hong Kong) Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Income tax expense (benefit) of the Group for the years ended December 31, 2022, 2023 and 2024 were composed of the following current and deferred amounts:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Current:
U.S.
Federal	672,064	1,502,796	(18,521)
State and local	(168,846)	188,612	968
Total current	503,218	1,691,408	(17,553)
Deferred:
U.S.
Federal	(96,804)	—	—
State and local	52,641	—	—
Total deferred	(44,163)	—	—
Income tax expense (benefit)	459,055	1,691,408	(17,553)

Reconciliation between the income tax expense computed by applying the statutory tax rate of PRC, where the Group’s major subsidiary and business is located, to loss before income tax and the actual provision for income tax was as follows:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Loss before income tax	(79,512,792)	(17,254,962)	(33,441,664)
PRC statutory income tax rate	25%	25%	25%
Income tax credit computed at PRC statutory income tax rate	(19,878,198)	(4,313,740)	(8,360,416)
Impact of PRC preferential income tax rate as qualified TASE	7,951,279	1,725,496	3,344,166
Difference in income tax rates of overseas entities	10,560,029	(1,012,031)	2,665,263
Research and development super-deduction(a)	(1,724,740)	(693,340)	(639,650)
Research and development tax credits	(569,575)	(668,854)	(756,757)
Non-deductible expenses	3,695	7,241	6,721
Foreign derived intangible income deduction	(487,183)	(394,979)	—
Changes in valuation allowance	4,517,358	7,064,573	3,747,543
State tax	76,127	(22,363)	(25,113)
Others	10,263	(595)	690
Income tax expense (benefit)	459,055	1,691,408	(17,553)

Note (a): Due to the impacts of research and development super-deduction, the Group’s subsidiary, Adagene (Suzhou) Limited, did not have any income taxes for the years ended December 31, 2022, 2023 and 2024.

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	US$	US$
Deferred tax assets:
Net operating loss carry forward	15,413,070	17,781,302
Tax credit carry forward	1,077,073	1,969,174
Capitalized inventory	72,402	58,214
Unrealized foreign exchange gain/losses	67,453	398,422
Accrued expenses	—	151,615
Amortization of right-of-use assets and interest of lease liabilities	676	—
Gross deferred tax assets	16,630,674	20,358,727
Less: valuation allowance	(16,589,070)	(20,336,613)
Deferred tax assets	41,604	22,114

Deferred tax liabilities:
Depreciation and amortization of property, equipment and software	(41,604)	(22,114)
Deferred tax liabilities	(41,604)	(22,114)
Total deferred tax liabilities, net	—	—

Movement of the valuation allowance was as follows:

	2022	2023	2024
	US$	US$	US$
Balance as of January 1	5,007,139	9,524,497	16,589,070
Addition	4,517,358	7,064,573	3,747,543
Balance as of December 31	9,524,497	16,589,070	20,336,613

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

The Group has incurred net accumulated operating losses for income tax purposes since its inception. As of December 31, 2024, the Group had net operating losses for income tax purpose of approximately US$151,694,297. The net operating losses were primarily comprised of: US$31,211,436 from an entity in PRC which expires in years 2029 through 2032; US$4,735,456 derived from an entity Switzerland which expires in years 2028 through 2032; US$6,155,548 derived from an entity in Hong Kong that have an indefinite carryforward; US$13,862,605 derived from an entity in Australia that have an indefinite carryforward subject to meeting certain criteria; US$93,762,017 derived from an entity in the United States which expires beginning year 2038; and, US$1,967,235 derived from entities in Singapore that have an indefinite carryforward subject to meeting certain criteria. The Group believes that it is more likely than not that these net accumulated operating losses will not be utilized in the near future. Therefore, the Group has provided full valuation allowances for the deferred tax assets for all subsidiaries as of December 31, 2024.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Group did not have any unrecognized uncertain tax positions. The Group does not anticipate that the amount of unrecognized tax benefits will significantly change within the next 12 months.

The Group conducts business in a number of tax jurisdictions and, as such, is required to file income tax returns in multiple jurisdictions globally. As of December 31, 2024, PRC tax matters are open to examination for the years 2022 through 2024, U.S. federal and state tax matters are open to examination for the years 2021 through 2024, and Australia tax matters are open to examination for the years 2021 through 2024.

11. NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2022, 2023 and 2024 were calculated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Numerator:
Net loss attributable to Adagene Inc.’s shareholders	(79,971,847)	(18,946,370)	(33,424,111)
Net loss attributable to ordinary shareholders	(79,971,847)	(18,946,370)	(33,424,111)
Denominator:
Weighted‑average number of ordinary shares outstanding—basic and diluted	54,135,084	54,737,530	56,287,903
Net Loss per share—basic and diluted	(1.48)	(0.35)	(0.59)

The effects of all outstanding share options and share grant have been excluded from the computation of diluted loss per share for the years ended December 31, 2022, 2023 and 2024 as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended December 31,
	2022	2023	2024
Incremental shares on share options, share grant, and RSU grant	530,298	52,942	1,554,057

12. RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship
Peter Luo	Chairman, Chief Executive Officer and a principal shareholder of the Company
Certain senior management personnel	Management and ordinary shareholders of the Company
WuXi AppTec Co., Ltd. (“WuXi AppTec Group”)	A principal shareholder of the Company
WuXi Biologics (Cayman) Inc.	Controlled by the ultimate controlling party of a principal shareholder of the Company

b)	The Group had the following related party balances as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	US$	US$
WuXi AppTec Group	118,594	5,304
WuXi Biologics (Cayman) Inc.	102,416	—
Certain senior management personnel.	1,017	3,005
Total amounts due from related parties	222,027	8,309

As of December 31, 2023 and 2024, the amounts due from related parties mainly represented prepayments made for the CRO and CMO services.

	As of December 31,
	2023	2024
	US$	US$
WuXi Biologics (Cayman) Inc.	16,371,593	12,598,836
WuXi AppTec Group	341,716	589,130
Certain senior management personnel.	1,017	—
Total amounts due to related parties	16,714,326	13,187,966

As of December 31, 2023 and 2024, the amounts due to related parties mainly represented payables for the CRO and CMO services.

c)	The Group had the following related party transactions during the years ended December 31, 2022, 2023 and 2024:

	For the years ended
	December 31,
	2022	2023	2024
	US$	US$	US$
Receipt of CRO and CMO services:
WuXi Biologics (Cayman) Inc.	27,764,750	1,868,815	1,464,959
WuXi AppTec Group	7,362,713	787,602	466,432
Certain senior management personnel.	—	4,087	12,132
	35,127,463	2,660,504	1,943,523

13. LEASES

As of December 31, 2023 and 2024, the Group has operating leases recorded on its consolidated balance sheet for certain office spaces that expire on various dates through 2027. The Group does not plan to cancel the existing lease agreements for its existing office spaces prior to their respective expiration dates. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. All of the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2023 and 2024 is as follows:

	As of December 31,
	2023	2024
	US$	US$
Assets
Operating lease right-of-use assets	365,103	283,645
Liabilities
Current portion of operating lease liabilities	195,955	141,341
Operating lease liabilities	173,660	142,304
Weighted average remaining lease term (years)	2.1	2.2
Weighted average discount rate	4.4%	3.9%

Information related to operating lease activity during the years ended December 31, 2022, 2023 and 2024 is as follows:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
Operating lease rental expense
Amortization of right-of-use assets	283,276	216,305	203,298
Expense for short-term leases within 12 months	34,729	13,514	23,734
Interest of lease liabilities	20,259	12,100	12,613
	338,264	241,919	239,645

Maturities of lease liabilities were as follows:

	As of December 31,
	2023	2024
	US$
2024	207,155	—
2025	123,546	149,975
2026	55,499	93,734
2027	—	53,116
Total undiscounted lease payments	386,200	296,825
Less: imputed interest	(16,585)	(13,180)
Total lease liabilities	369,615	283,645

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

As of December 31, 2023 and 2024, the total restricted net assets of the Company’s subsidiary incorporated in PRC and subjected to restriction amounted to approximately US$1,860,667 for both years. Other subsidiaries are not subjected to such restriction.

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

As of December 31, 2024, the net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries was US$1,860,667 from the PRC subsidiary. As the restricted net assets of consolidated subsidiaries did not exceed 25% of consolidated net assets as of the most recent fiscal year end, the Group was not required to provide parent company financial information.

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

On July 7, 2021, the Board of Directors approved a share repurchase program to repurchase up to US$20 million of outstanding ADSs of the Company, from time to time over a 12-month period from the date on which a formal stock repurchase plan engagement agreement was signed with a qualified broker-dealer (the “2021 Share Repurchase Program”). The 2021 Share Repurchase Program commenced on July 20, 2021. During the year ended December 31, 2022, 1,170,446 outstanding ADSs (1,463,057 ordinary shares) were repurchased with a total consideration of US$3,904,399 under the 2021 Share Repurchase Program.

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

During the year ended December 31, 2022, 1,285,604 ADSs (1,607,005 ordinary shares) repurchased were retired. During the year ended December 31, 2023, no shares were retired. During the year ended December 31, 2024, 1 ADS (1 ordinary share) repurchased was retired. As of December 31, 2023, there was 1 ADS (approximately 1 ordinary share) held as treasury share. As of December 31, 2024, there was no ADS held as treasury share.

17. ATM OFFERING

In March 2024, the Company entered into a sales agreement with Leerink Partners LLC relating to the sale of the Company’s ADSs. A prospectus supplement was filed with the Securities and Exchange Commission for the sale of ADSs having an aggregate offering price of up to US$100 million from time to time. A total of 33 million ADSs (41.25 million ordinary shares) were authorized to sale in accordance with the sales agreement.

During the year ended December 31, 2024, 2,504,692 ADSs (3,130,862 ordinary shares) were issued and sold under the ATM Offering and the proceeds were received by the Company. Direct cost associated with the offer and the sale were capitalized and netted against additional paid-in capital.