Form 20-F
period 2025-12-31
Adagene Inc.
filed 2026-04-01
CIK 1818838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

59,231,993 ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Doing Business in the PRC

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us. For details, see page 9 of this annual report;
●	PRC government has significant oversight over the conduct of our business and as such may influence our operations at any time, which may potentially result in a material adverse effect on our operations. For details, see page 9 of this annual report;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. For details, see page 10 of this annual report.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see page 10 of this annual report;
●	The enactment of the Accelerating Holding Foreign Companies Accountable Act decreases the number of non-inspection years from three years to two, thus reducing the time period before our ADSs will be prohibited from trading on the Nasdaq Stock Market or in the over-the-counter market or delisted. For details, see page 11 of this annual report;
●	Your investments in our ADSs and/or ordinary shares are investments in equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries that have substantive business operations in China for instance. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws. For details, see page 14 of this annual report;
●	We may be required to obtain approval or complete filing or other requirements of the CSRC or other PRC government authorities in connection with our issuances of securities overseas, and, if required, we cannot predict whether we will be able to obtain such approval or complete such governmental procedure. For details, see page 16 of this annual report; and
●	Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. For details, see page 20 of this annual report.

Risks Related to Our Financial Prospects and Need for Additional Capital

Risks and uncertainties related to our financial prospectus and need for additional capital include, but are not limited to, the following:

●	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance. For details, see page 27 of this annual report;

●	We have incurred net losses historically and we may continue to incur net losses in the near future. For details, see page 27 of this annual report;
●	We may need to obtain substantial additional financing to fund our growth and operations, which may not be available on acceptable terms, if at all. For details, see page 28 of this annual report;
●	Raising additional capital may lead to dilution of shareholdings by our existing shareholders and restrict our operations or require us to relinquish rights to our technologies or product candidates. For details, see page 29 of this annual report; and
●	We have certain shareholders who have board representation rights and their individual interests may differ from yours. For details, see page 29 of this annual report.

Risks Related to Clinical Development of Our Product Candidates

Risks and uncertainties related to clinical development of our product candidates include, but are not limited to, the following:

●	We may not be able to identify or discover new product candidates, and may allocate our limited resources to pursue a particular product candidate and fail to capitalize on product candidates that may later prove to be more profitable, or for which there is a greater likelihood of success. For details, see page 30 of this annual report;
●	We may not be successful in our efforts to use and expand our proprietary platforms to build a pipeline of product candidates. For details, see page 31 of this annual report;
●	Any failures or setbacks in our platforms or our other proprietary technologies could negatively affect our business and financial condition. For details, see page 31 of this annual report;
●	Our product candidates, for which we intend to seek approval as biologic products, may face competition sooner than anticipated. For details, see page 31 of this annual report; and
●	We depend substantially on the success of our product candidates, particularly our lead product candidate, ADG126 (muzastotug), which is in phase 1b/2 and phase 2 clinical studies, and our ability to advance and identify additional product candidates. Clinical trials of our product candidates may not be successful. If we are unable to successfully identify new product candidates, complete clinical development, obtain regulatory approval and commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed. For details, see page 32 of this annual report.

Risks Related to Obtaining Regulatory Approval of Our Drug Candidates

Risks and uncertainties related to obtaining regulatory approval of our drug candidates include, but are not limited to, the following:

●	The regulatory approval processes of the FDA, NMPA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approvals for our product candidates, our business will be substantially harmed. For details, see page 37 of this annual report.
●	Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business. For details, see page 38 of this annual report.
●	Even if we obtain FDA approval of any of our product candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential. For details, see page 38 of this annual report.

●	We are conducting clinical trials and may in the future conduct additional clinical trials for our product candidates outside the United States and/or China, and FDA, NMPA and similar foreign regulatory authorities may not accept data from such trials. For details, see page 39 of this annual report; and
●	Our product candidates may cause undesirable adverse events, side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following any regulatory approval. For details, see page 39 of this annual report.

Risks Related to Our Intellectual Property

Risks and uncertainties related to our intellectual property include, but are not limited to, the following:

●	It is difficult and costly to protect our proprietary rights and technology, and we may not be able to protect our intellectual property rights throughout the world. For details, see page 63 of this annual report;
●	Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates. For details, see page 66 of this annual report;
●	We may not be successful in obtaining or maintaining necessary rights for our development pipeline through acquisitions and licensing deals. For details, see page 67 of this annual report;
●	We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful, and any unfavorable outcome from such litigation could limit our research and development activities and/or our ability to commercialize our product candidates. For details, see page 68 of this annual report; and
●	Our commercial success depends significantly on our ability to operate without infringing upon, misappropriating or otherwise violating the intellectual property rights of third parties. For details, see page 68 of this annual report.

Risks Related to the ADSs

Risks and uncertainties related to the ADSs include, but are not limited to, the following:

●	Our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our ADSs, may be adversely affected by the geopolitical factors arising in connection with Russia’s invasion of Ukraine, including particularly how countries like the United States and China choose to respond to this war. As a result, the value of our ADSs may significantly decline. For details, see page 73 of this annual report.
●	You may be subject to limitations on transfer of your ADSs. For details, see page 73 of this annual report;
●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors. For details, see page 73 of this annual report;
●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. For details, see page 74 of this annual report;
●	If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline. For details, see page 74 of this annual report;
●	The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of the ADSs could adversely affect their market price. For details, see page 74 of this annual report; and

●	We were likely a passive foreign investment company, or PFIC, for 2025, and there is a significant risk that we will be a PFIC for 2026 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences. For details, see page 80 of this annual report.

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

In February 2025, the CAC promulgated the Measures for the Management of Compliance Audits on Personal Information Protection, which came into effect in May 2025, stipulating that personal information processors handling the personal information of more than 10 million individuals should conduct a compliance audit on personal information protection at least once every two years. A processor of important data shall conduct annual risk assessment of its data processing activities, and submit risk assessment reports to the appropriate department at or above the provincial level, which shall promptly notify the cyberspace administration and the public security authority at the same level. Where it is indeed necessary to provide an overseas party with important data collected and generated by a network data processor during its operation within the territory of the PRC, it shall be subject to the security assessment of outbound data transfer organized by the cyberspace administration of the state.

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

When it comes to our industry in particular, certain Chinese biotechnology companies and CMOs may become subject to legislation, trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. For example, the draft BIOSECURE Act introduced in the U.S. House of Representatives, and a substantially similar bill in the U.S. Senate, both introduced in the 118th Congress targeted U.S. government contracts, grants, and loans for entities that use equipment and services from specifically named Chinese biotechnology companies and authorizes the U.S. government to include additional Chinese biotechnology companies of concern. The draft BIOSECURE Act, which was not enacted in 2024, specifically names Wuxi AppTec, among other Chinese companies, and any subsidiary, parent affiliate, or successor of such entities as companies of concern. We currently contract with WuXi Biologics for the manufacture of certain biologic drug substances. If this supplier were to become subject to U.S. regulatory restrictions or prohibitions, it could adversely impact our supply chain.” In addition, U.S. executive agencies have the ability to designate entities and individuals on various governmental prohibited and restricted parties lists. Depending on the designation, potential consequences can range from a comprehensive prohibition on all transactions or dealings with designated parties, or a limited prohibition on certain types of activities, such as exports and financing activities, with designated parties. If any other current or future supplier is included under or otherwise added to a version of the BIOSECURE Act that passes or otherwise designated on any U.S. government prohibited party lists, such designation could impact and potentially restrict our engagement with such suppliers. While we believe that our current manufacturing plan will provide us with alternative sources for such supplies, there is a risk that, if supplies are interrupted, or the quality of ingredients provided by such alternative sources is not to our specification, it would cause delays in our supply chain and increase the cost of manufacturing our drugs and/or drug candidates, which could materially harm our business.

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

In addition, the Measures for Cybersecurity Review, which took effect on February 15, 2022, requires, among others, prior cybersecurity review for online platform operators holding over one million users’ personal information before any public listing in a foreign country. The Provisions on Promoting and Regulating Cross-border Flow of Data, effective on March 22, 2024, specify that data controllers and/or critical information infrastructure operators will be subject to security assessment. There remain uncertainties as to whether such measures are applicable to our business. The Measures for the Management of Compliance Audits on Personal Information Protection, which came into effect in May 2025, stipulating that personal information processors handling the personal information of more than 10 million individuals should conduct a compliance audit on personal information protection at least once every two years. See also “—Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs of our products and services, limit their use or adoption, and otherwise negatively affect our operating results and business.”

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

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, the MOFCOM be notified in advance or its approval be obtained in certain situations, such as any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and the filing thresholds for concentration of undertakings are triggered, issued by the State Council in 2008 and amended in 2018, were triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the PRC National People’s Congress, or NPC, which was last revised in June 2022 and came into effect in August 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the State Council’s anti-monopoly law enforcement authority before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the State Council’s anti-monopoly law enforcement authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities has or will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the relevant authorities may order them to suspend or cease the implementation of such investment, impose warnings and sanctions and make corrections within a specified time, or limit our ability to distribute dividends and proceeds to our PRC subsidiary, which may adversely affect our business, financial condition and results of operations.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiary. We also hold certain intellectual properties and outsource certain research and development activities related to these intellectual properties to our subsidiaries. We may in the future make loans or provide guarantee to our PRC subsidiary subject to the applicable registration procedures and regulatory limits from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in China. Any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign debt registrations. In addition, a foreign-invested enterprise, or FIE, shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We did not receive any of our revenues in Renminbi in cash in the years ended December 31, 2023, 2024 and 2025. Under our current corporate structure, our Cayman Islands holding company primarily relies on proceeds from previous equity financing activities to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with applicable laws and regulations, as well as certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to complete applicable foreign exchange registration or bank procedures to use the cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

Since our inception in 2011, we have devoted our resources to the development of innovative antibodies in the therapeutic area. While we have generated revenues from licensing and collaboration deals, we have not generated any revenue from commercial product sales to date, and we have had significant operating losses since our inception. For the years ended December 31, 2023, 2024 and 2025, we incurred net losses of US$18.9 million, US$33.4 million and US$17.6 million, respectively. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs. To date, we have financed our operations principally through proceeds from our prior equity financing activities. Our product candidates and programs are in preclinical development or early stage clinical development, and we have not received marketing approval for any of our product candidates. Our product candidates will require substantial investments and significant marketing efforts before we generate any revenues from product sales, if ever. We expect we will continue to incur net losses in the foreseeable future before our product candidates are approved for commercialization. Our ability to generate product revenue and achieve profitability depends on, among other things:

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

●	To date, we have funded our operations primarily through capital contributions from our shareholders via private placements and proceeds from our initial public offering, subsequent at-the-market offering and payment from collaboration agreement with third parties. Our operations have consumed substantial amounts of cash since inception. As of December 31, 2025, we had US$74.5 million in cash and cash equivalents. The net cash used in our operating activities was US$28.5 million, US$29.7 million and US$15.7 million for the years ended December 31, 2023, 2024 and 2025, respectively. Our future funding requirements and the period for which we expect increasing capital need may be different from what we plan. Our monthly spending levels vary based on new and ongoing research and development activities. Because of the numerous risks and uncertainties associated with our product development, we are unable to accurately predict the timing and amount of our operating expenditures, which will depend largely on:
●	the scope, timing, progress, costs and results of discovery, preclinical development, laboratory testing and clinical development activities of our current product candidates;
●	the number, scope, progress and results of preclinical and clinical programs we decide to pursue;
●	the progress of the development efforts of parties with whom we have entered or may in the future enter into collaborations and research and development agreements;
●	our ability to maintain our current licenses, research and development programs, and to establish new collaboration arrangements;
●	our ability to maintain competitive advantage over other technology platforms at generating highly differentiated product candidates.
●	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

●	the cost, timing and outcome of regulatory review of any of our product candidates;
●	the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;
●	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval; and
●	our efforts to enhance operational systems and hire additional personnel, including personnel to support development of our product candidates and satisfy our obligations as a public company.

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

For instance, our current effective memorandum and articles of association provides that JSR Limited shall have the right to designate, appoint, remove and replace and reappoint one director so long it holds at least five percent of the shares outstanding on a fully-diluted basis and an as-converted basis, although JSR Limited currently does not have representation at our board; as long as Wuxi Pharmatech Healthcare Fund I L.P., which is controlled by the ultimate controlling party of our sole supplier, holds at least five percent of the shares outstanding on a fully-diluted basis, it shall have the right to nominate one independent non-executive director and such one director shall be appointed and agreed by the board; as long as Peter Luo holds or beneficially owns any shares or is employed by us or any of our subsidiaries, he will serve as one of our directors and the Chairman of the Board of Directors; in addition, during the period commencing upon February 2021 and ending on the earlier of (i) the date upon which Peter Luo beneficially owns less than five percent of the shares outstanding on a fully diluted basis, (ii) the death or legal determination of Peter Luo’s incapacity or (iii) the termination of Peter Luo as an executive officer or principal scientific advisor to us or any of our subsidiaries or for cause (as determined under his related employment or consulting arrangements and subject to all related cure provisions), Peter Luo shall have the right to designate, appoint, remove and replace and reappoint one additional director.

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

We depend substantially on the success of our product candidates, particularly our lead product candidate, ADG126 (muzastotug), which is in phase 1b/2 and phase 2 clinical studies, and our ability to advance and identify additional product candidates. Clinical trials of our product candidates may not be successful. If we are unable to successfully identify new product candidates, complete clinical development, obtain regulatory approval and commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

Our business and the ability to generate revenue related to product sales, if ever, will depend on the successful development, regulatory approval and commercialization of our antibody product candidates for the treatment of patients with cancer, particularly our lead product candidate ADG126 (muzastotug), which is still in clinical stage. Other than our wholly-owned product candidates (ADG126, ADG116, ADG206 and ADG106) and our outlicensed product candidates, ADG104 and ADG125, our current product candidates are in relatively early stages of development. We have invested a significant portion of our efforts and financial resources in the development of our existing product candidates and all of our product candidates will require significant further development and financial resources. The success of our product candidates, including ADG126 and others, will depend on several factors, including:

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

We are conducting clinical trials for our product candidates in the United States, China and other jurisdictions, and may in the future conduct additional clinical trials outside these jurisdictions, and FDA, NMPA and similar foreign regulatory authorities may not accept data from such trials.

We are conducting clinical trials in several jurisdictions such as the United States, China, South Korea and Singapore. We may in the future conduct additional clinical trials for our product candidates outside these jurisdictions. The acceptance of trial data from clinical trials conducted outside the United States by the FDA will likely be subject to certain conditions. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data contains details as to whether the studies include or are similar to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Otherwise, for studies that are conducted at sites outside of the United States and not subject to an IND and which are intended to support a marketing application (but which are not intended to serve as the sole basis for marketing approval), the FDA requires the clinical trial to have been conducted in accordance with good clinical practice, or GCP, requirements and the FDA must be able to validate the data from the clinical trial through an on site inspection if it deems such inspection necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations, statistical powering, and specific documentation requirements must be met. Many foreign regulatory bodies, such as NMPA, have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA or any similar foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, NMPA or any similar foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

The FDA may impose consent decrees or withdraw approval, and NMPA may impose administrative measures including suspension, rectification orders or withdrawal of approvals, if compliance with regulatory requirements and standards is not maintained or if problems occur after the drug reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks, or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

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

As of December 31, 2025, we had 128 full-time employees. As our development and commercialization plans and strategies develop, we expect to expand our employee base for managerial, operational, financial and other resources. As our product candidates enter and advance through preclinical studies and clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to enter into additional relationships with collaborators or partners, suppliers and other organizations and establish a sales and marketing team in preparation for commercialization activities. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our inability to successfully manage our growth and expand our operations could have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

On August 16, 2022, the former President Biden signed into law the Inflation Reduction Act that includes a provision that is intended to lower certain prescription drug costs under Medicare. The law permits the Medicare program to negotiate Medicare payments for a limited number of drugs. Beginning in 2026, there will be 10 drugs; 2027-2029 there will be 15 drugs for each of those years; and 20 drugs for each of the following years. In addition, the law set a cap of $2,000 in 2025 on out-of-pocket drug costs for Medicare eligible individuals.

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

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We are currently aware of various existing therapies and development candidates that may compete with our wholly owned clinical candidates as they engage similar targets, such as agents targeting CTLA-4 and CD137, and bispecifics targeting CTLA-4 and PD-1. We have competitors in the United States, China and internationally, including major multinational pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies. Many of our competitors have substantially greater financial, technical, and other resources, such as larger research and development, marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that we may develop, or achieve earlier patent protection, regulatory approval, product commercialization and market penetration than we do. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

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

In China, the National Healthcare Security Administration or provincial or local healthcare security authorities and human resources and social security authorities, together with other government authorities, review the inclusion or removal of drugs from the National Reimbursement Drug List, or the NRDL, or provincial or local medical insurance catalogues for the National Medical Insurance Program regularly, and the tier under which a drug will be classified, both of which affect the amounts reimbursable to program participants for their purchases of those drugs. There can be no assurance that our drugs and any approved product candidates will be included in the NRDL or provincial reimbursements lists. Products included in the NRDL have historically included generic and essential drugs, while innovative drugs have increasingly been included through annual NRDL negotiations in recent years. According to currently effective PRC laws and regulations, the prices of approved drugs are determined by market competition. The government regulates prices mainly by establishing a consolidated procurement mechanism, revising the NRDL and strengthening regulation of medical and pricing practices. We cannot predict the extent to which our business may be affected by potential future legislative or regulatory developments. Changes in pricing regulation could restrict the amount that we are able to charge for our future approved drugs, which would adversely affect our revenue, profitability and results of operations.

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

Even if ADG126 or one of our other proprietary product candidates obtains regulatory approval, we may determine that commercializing such product candidate ourselves would not be the most effective way to create value for our shareholders or holders of ADSs. In addition, if we choose to commercialize any of our product candidates, our marketing efforts may be unsuccessful as a result of unfavorable pricing or reimbursement limitations, delays, competition or other factors. Failure to successfully market one or more of our approved products, or delays in our commercialization efforts, may diminish the commercial prospects for such products and may result in financial losses or damage to our reputation, each of which may have a negative impact on the market price of our ADSs and our financial condition, results of operations and future growth prospects.

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

We adopted the Second Amended and Restated Share Incentive Plan in December 2019 and the 2021 Performance Incentive Plan in January 2021, which we refer to as the 2019 Plan and the 2021 Plan, respectively, in this annual report, to enhance our ability to attract and retain exceptionally qualified individuals and to encourage them to acquire a proprietary interest in the growth and performance of us. We have terminated the authority to grant additional awards under the 2019 Plan and all future awards will be granted under the 2021 Plan. Therefore, the effective maximum number of shares issuable under the 2019 Plan and 2021 Plan is 9,050,935 and 15,740,360, respectively. A total of 2,994,000 of our ordinary shares was authorized for issuance with respect to awards granted under the 2021 Plan. As of February 28, 2026, the aggregate number of our ordinary shares underlying our outstanding awards under the 2019 Plan was 1,529,460. As of February 28, 2026, we have granted 14,712,707 shares awards under the 2021 Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. See “Item 6 Directors, Senior Management and Employees—Share Incentive Plan.” We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025. For details, see “Item 15. Controls and Procedures.”

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

In addition, if we were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the China National Intellectual Property Administration, or CNIPA, or the applicable foreign counterpart, or made a misleading statement, during prosecution. Although we believe that we have conducted our patent prosecution in accordance with all applicable disclosure obligations and in good faith, the outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Even if a defendant does not prevail on a legal assertion of invalidity and/or unenforceability, our patent claims may be construed in a manner that would limit our ability to enforce such claims against the defendant and others.

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

Similarly in China, intellectual property laws are constantly evolving, with efforts being made to improve intellectual property protection in China. For example, according to the Patent Law of the PRC which was latest amended in 2020 and effective in June 2021, in order to make up the time taken up by review and approval for marketing of new drugs, the patent administrative department under the State Council shall, at the request of the relevant patentee, grant patent term compensation for invention patents pertaining to new drugs that obtain the marketing authorization in China. The make-up duration shall not exceed five years, and the total valid duration of a patent right shall not exceed 14 years after a new drug is approved for marketing.

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

The CNIPA, and various foreign governmental patent agencies including the USPTO, JPO, and EPO require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application and prosecution process. Periodic maintenance fees, renewal fees, annuity fees, and various other governmental fees on patents and/or applications will be due to be paid to the CNIPA and various other governmental patent agencies outside of China in several stages over the lifetime of the patents and/or applications. We employ reputable professionals and rely on such third parties to help us comply with these requirements and effect payment of these fees with respect to the patents and patent applications that we own. Noncompliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official communications within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

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

We were likely a passive foreign investment company, or PFIC, for 2025 and certain prior taxable years, if the value of our goodwill is determined by reference to the average of our quarterly market capitalization, and there is a significant risk that we will be a PFIC for 2026 and possibly subsequent taxable years, in which case U.S. investors will generally be subject to adverse U.S. federal income tax consequences.

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income, or the income test, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or the asset test. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the ordinary shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, gains from certain property transactions, rents and royalties (other than certain rents or royalties derived in the active conduct of a trade or business). Cash is generally a passive asset for PFIC purposes. Goodwill and other intangible assets are active assets under the PFIC rules to the extent attributable to activities that produce active income.

The assets shown on our balance sheet are expected to consist primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the asset test for any taxable year will depend largely on the value of our goodwill and other intangible assets and on how quickly we utilize the cash in our business. The value of our goodwill and other intangible assets for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because our market capitalization has declined substantially in recent years, if the value of our goodwill and other intangible assets is determined by reference to the average of our quarterly market capitalization, then we were likely a PFIC for our 2025 taxable year and certain prior taxable years. For similar reasons, there is a significant risk that we will also be a PFIC for 2026 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as a non-passive asset is not entirely clear. We have not obtained any valuation of our assets (including our goodwill and other intangible assets). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. In addition, we can give no assurance that we will not be a PFIC under the income test for any taxable year, particularly prior to the commercialization of any of our drug candidates (since certain items of active income that we may earn for any taxable year prior to the commercialization of any drug candidate may be non-occuring or conditional).

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

On September 24, 2024, the State Council published the Regulation on Network Data Security Management, which stipulates that a network data processor shall, in accordance with the provisions of applicable laws and administrative regulations and the compulsory requirements of national standards, and on the basis of graded cybersecurity protection, strengthen network data security protection, establish and improve network data security management rules. Where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with the relevant provisions issued. See “Item 4. Information of the Company—4.B. Business Overview—Regulation—Other PRC Government Regulations—Regulations on Information Security and Data Protection” for detailed discussion. As the Regulation on Network Data Security Management is relatively new, the specific implementation of it still remains uncertainties. In addition, under the Provisions on Promoting and Regulating Cross-border Flow of Data effective March 22, 2024, cross-border transfer of important data or personal information may be subject to security assessment, standard contract filing or certification depending on the volume and nature of data involved.

As advised by our PRC legal counsel, Jingtian & Gongcheng, given the nature of our business, since we do not possess or process personal information of more than one million users/individuals, and we do not believe we are a “critical information infrastructure operator,” “network platform operator” or a data processor whose purchase of network products and services or data processing activities affect or may affect national security, and we do not believe our current data processing activities trigger mandatory cybersecurity review requirements under applicable PRC laws and regulations, the listing of our ADSs on the Nasdaq and future potential offering of our ADSs will not be subject to the cybersecurity review process under the Cybersecurity Review Measures, although we cannot guarantee that the relevant PRC regulatory authority will agree with our interpretation. Currently, the Cybersecurity Review Measures and the Regulation on Network Data Security Management have not materially affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator, a network platform operator or data processing operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and other important data collected and produced within the PRC territory as we advance our drug discovery pipelines as part of our future operations in China, and we may be subject to lengthy cybersecurity review, annual data security assessment and other enhanced regulatory requirements when purchasing network products and services or conducting other data processing activities. We may face challenges in addressing such enhanced regulatory requirements and be required to make necessary changes to our internal policies and practices in data privacy and cybersecurity matters. As advised by our PRC legal counsel, Jingtian & Gongcheng, as of the date of this annual report, although detailed implementation in specific sectors remains subject to further regulatory practice and interpretation, and the PRC governmental authorities have broad discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes will impose additional restrictions on companies like us. We cannot predict the impact of the Cybersecurity Review Measures and/or the Regulation on Network Data Security Management, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the future enacted laws and regulations, including the enacted version of the data security regulations mandate clearance of cybersecurity review and other specific actions to be completed by companies like us before we are able to complete this offering, we will face uncertainties as to whether such clearance and/or other specific actions can be timely obtained or completed, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. Any failure to complete the required cybersecurity review may result in administrative penalties, including fines, a shut-down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations. As of the date of this annual report, we have not been involved in any investigation on cybersecurity review made by the CAC on such basis, and we have not received any inquiry, notice, warning, or sanction in such respect, and we have not been subject to any material fines or other material penalties due to non-compliance with cybersecurity or data privacy laws or regulations. Our PRC legal counsel does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC in connection with our previous issuance of securities to foreign investors or maintaining our listing status on Nasdaq. We have been making continuous efforts to comply with the relevant cybersecurity and data protection laws and regulations of the PRC, and will endeavor to comply with any updated applicable laws, regulations or guidelines as issued by any relevant regulatory authority in the PRC. See “Item 3 Key Information—3.D.Risk Factors—Risks Related to Doing Business in the PRC—Failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, investigation or sanction by regulatory authorities, private litigation, other liabilities, and/or adverse publicity.”

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

Transfer of Funds and Other Assets

Under relevant PRC laws and regulations, we are permitted to remit funds to Adagene Suzhou through loans, capital contributions or as payment of considerations for the services rendered. In 2023, 2024 and 2025, Adagene Inc. made payments of US$20.5 million, US$16.3 million and US$28.5 million, respectively, in cash to Adagene Suzhou as consideration for providing services associated with research and development activities related to those intellectual properties owned by Adagene Inc. There were no intercompany loans provided by Adagene Inc. to Adagene Suzhou during the years ended and as of December 31, 2023, 2024 and 2025. In addition, as advised by our PRC legal counsel, Jingtian & Gongcheng, Adagene Suzhou is able to mark up and charge to Adagene Inc., its ultimate parent, for providing services associated with research and development activities related to those intellectual properties owned by Adagene Inc. and Adagene Inc. is able to make cash payments to Adagene Suzhou for considerations of such services. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by Adagene Inc., the Cayman holding company, (i) through Adagene (Hong Kong) Limited, our Hong Kong subsidiary, to Adagene Suzhou, our PRC subsidiary, and (ii) to Adagene Incorporated, our U.S. subsidiary, via capital contribution, shareholder loans or consideration for the services rendered, as the case may be.

Other than the above disclosed transfer of funds, we did not transfer any type of assets between Adagene Suzhou and other Adagene subsidiaries in 2023, 2024 and 2025.

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

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, registration with competent authorities or completion of applicable bank procedures is required. The PRC government may take measures from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. See “Item 4 Information on the Company—PRC Regulation —Regulations on Foreign Exchange and Dividend Distribution” for detailed discussion.

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—10.E. Taxation.”

4.B. Business Overview

OVERVIEW

We are a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based cancer immunotherapies. We leverage computational biology to design and develop novel antibodies that address unmet patient needs. Powered by our proprietary Dynamic Precision Library (DPL) platform, which fuels our NEObody®, SAFEbody®, and POWERbody® technologies, we are developing a highly differentiated pipeline of novel immunotherapies. Our lead candidate is an anti-CTLA-4 SAFEbody, ADG126 (muzastotug), which is currently in phase 1b/2 and phase 2 clinical development, and focuses initially on metastatic microsatellite-stable (MSS) colorectal cancer (CRC). We also have a robust pipeline of earlier stage candidates that apply our NEObody and SAFEbody technologies to targets associated with toxicity challenges, including modalities with potent efficacy features, such as Fc-empowered antibodies (e.g., IgG1 isotype and its enhanced version) and bi/multispecific T-cell engagers. Additionally, we have forged strategic collaborations with reputable global partners that leverage our SAFEbody technology in multiple approaches at the vanguard of science.

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

Our Robust, Transformative Pipeline

By leveraging our proprietary DPL and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of development, including our lead candidate, ADG126 SAFEbody which is currently in phase 1b/2 and phase 2 clinical development.

ADG126 (muzastotug) is a fully human anti-CTLA-4 SAFEbody®, which applies SAFEbody precision masking technology to its parental unmasked version, ADG116, to further enhance safety and efficacy profiles by masking the antibody binding site which is then conditionally activated in the TME to limit on target, off tumor toxicity. ADG126 targets a unique epitope of CTLA-4 and is designed to provide an enhanced therapeutic window and optimize efficacy by enabling higher, more frequent and repeated doses of anti-CTLA-4 therapy with constant target engagement that may unlock the full potential of CTLA-4 as a proven target for strong ADCC-mediated Treg depletion in the TME. ADG126 has shown a potential best-in-class profile in clinic, which is consistent with and enabled by the broad species cross-reactivity of ADG126 for extensive preclinical evaluation from mouse, rats and monkeys, including GLP toxicology data. ADG126 is currently in phase 1b/2 and phase 2 clinical development, with a focus on randomized phase 2 dose-optimization study in combination with Merck’s (known as MSD outside of the US and Canada) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced/metastatic MSS CRC. In 2025, we had a productive Type B (end of phase 1) meeting and gained regulatory alignment with the FDA on phase 2 and phase 3 trial design elements including dosing regimen, patient population, primary and secondary endpoints. The FDA has since designated ADG126, in combination with pembrolizumab, as a Fast Track product for adult patients with metastatic MSS CRC without current or active liver metastases. In February 2025, we announced an investigator initiated phase 2 neoadjuvant trial of ADG126 for patients with stage II or stage III colorectal cancer. In addition, Sanofi is sponsoring a phase 1b/2 dose escalation and expansion study of ADG126 in combination with SAR445877 (Sanofi’s PD-1 x IL-15 fusion protein) on adults with advanced solid tumors.

Earlier stage candidates that apply our SAFEbody® precision masking technology include ADG206, a masked, Fc-enhanced anti-CD137 agonistic POWERbody. ADG206 incorporates SAFEbody® precision masking technology and is designed to achieve improved safety and efficacy. ADG206 has demonstrated enhanced crosslinking by FcgRIIb in vitro upon activation and antitumor activity in vivo, while the SAFEbody® masking technology limits on-target off-tumor toxicities by preferential activation in the TME. Preclinical data demonstrated that ADG206 was well tolerated, with normal pharmacokinetic properties and minimal activation in circulation. It also had robust anti-tumor activity as a single agent in multiple tumor models, with 4-fold stronger anti-CD137 agonistic activity of its activated form than a benchmark antibody (urelumab analog). ADG206 monotherapy demonstrated a favorable safety profile in Phase 1 evaluation.

Additionally, we have two IND-ready preclinical programs (ADG138, a novel HER2xCD3 POWERbody® bispecific TCE that is masked on both arms, and ADG153, a masked, IgG1 anti-CD47 SAFEbody), as well as another preclinical program (ADG152, a CD20xCD3 POWERbody with masking on the CD3 arm) in the IND-enabling phase. We have multiple masked T-cell engagers in discovery. We are developing POWERbody® TCEs with co-stimulatory signal such as CD28, enabled by our suite of antibody platform technologies. We have previously published preclinical data showing the scientific rationale for these differentiated programs. See “—IND-Ready Candidates & Preclinical Pipeline”.

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

Our technology licensing agreements with Sanofi and Exelixis focus on developing antibody-based therapeutics against tumor targets using our SAFEbody technology. In 2025

-	Sanofi exercised its option for a third SAFEbody discovery program, building on the 2022 collaboration.
-	We advanced a third masked ADC program with Exelixis against a solid tumor target, building on the 2021 collaboration.
-	We partnered with Third Arc Bio to develop two masked CD3 T cell engagers, expanding SAFEbody into next-generation T cell therapies.
-	We collaborated with ConjugateBio on bispecific ADCs using Adagene-derived antibody, further demonstrating scalable platform potential.

We have out-licensed the Greater China rights for two antibody candidates to Sanjin and its affiliates. To further advance our pipeline, we have also put in place various clinical collaborations, including an agreement with Roche who is sponsoring and conducting a triple combination trial with ADG126, atezolizumab and bevacizumab in first-line hepatocellular carcinoma (HCC), clinical collaboration and supply agreement with Merck who provides pembrolizumab for certain of our combination clinical trials, and agreement with research organization in Singapore for investigator-initiated trial of our clinical candidate. See “—Clinical Collaboration Agreements”.

Our collaborations empower our growth by generating cash flow and revenues that partially offset expenditures on our internal research and development programs, expand our knowledge base regarding antibody technology across multiple targets and antibodies provided by our partners, and provide us with future joint development opportunities. In addition to collaborations with biotechnology and pharmaceutical companies, we also work with globally renowned medical experts to advance our technology and product pipeline.

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

ADG126 SAFEbody®: A Potential Best-in-Class Anti-CTLA-4 Therapy

Our most advanced SAFEbody program, ADG126, is a masked fully-human anti-CTLA-4 mAb engineered to address the safety concerns associated with existing CTLA-4 therapeutics, while maintaining potency when locally activated in the TME. It is currently under phase 1b and phase 2 clinical evaluation in multiple trials in the U.S., China and APAC, in combination with anti-PD-1 therapy.

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

Detailed dose escalation results from these trials of ADG126 in combination with either toripalimab or pembrolizumab were later presented at the American Association for Cancer Research (AACR) Annual Meeting in April 2023, along with updated findings from our ongoing monotherapy evaluation. Subsequently, in January 2024 at the ASCO Gastrointestinal (GI) Symposium, September 2024 at the ESMO Congress, November 2024 at the SITC annual meeting, January 2025 at the ASCO GI Symposium and in June 2025 at the ASCO meeting, we presented detailed results from both the ADG126/pembrolizumab combination dose escalation and dose expansion cohorts in MSS CRC and improved therapeutic index of ADG126 monotherapy over its unmasked parental antibody ADG116, which are summarized below. See “—Summary of Combination Clinical Studies & Results.” and “—Summary of Monotherapy Clinical Studies & Results.”

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

Individual mPBPK model fitting in patients (10 mpk Q3W)

Supported by PK modeling, ADG126 10 mg/kg Q3W + Pembrolizumab shows ability to overcome Pembrolizumab resistance in a 3L cervical cancer patient.

Plasma Intact
ADG126 concentration (nM)
1500
1000
500
0
Tumor Cleaved (modeled)
100
50
0
Plasma Cleaved
Cycle 01
Cycle 02
Cycle 03
Cycle 04
Cycle 05
Cycle 06
Cycle 07
Cycle 08
Cycle 09
Cycle 10
Cycle 11
Cycle 12
Cycle 13
Change (%) from baseline in target lesions
20
0
-30
-60
Change (%) from Baseline in Target Lesions Size
0 3 6 9 12 15 18 21 24 27 30 33 36 39
Study week
Symbols: observed tumor data

mPBPK model-predicted tumor cleaved PK at steady state is above the upper bound of in vitro EC_{90} (~90nM) for cleaved ADG126 (human T cell binding)

Symbols: observed (PK data generated using ELISA)

Lines: mPBPK model-predicted

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

At ASCO 2025, we presented updated results of Phase 1b/2 study in advanced MSS CRC. As of April 22, 2025, a total of 62 MSS CRC patients with no liver metastases in dose expansion, including those with peritoneal involvement were treated with ADG126 at a dose of either 10 mg/kg or 20 mg/kg, in combination with KEYTRUDA® (pembrolizumab: 200 mg, Q3W). The 10 mg/kg dose was administered once every three weeks or once every six weeks. The 20 mg/kg dose was administered once as a loading dose, followed by 10 mg/kg every three weeks, or 20 mg/kg every six weeks.

In the dose expansion phase of the study, patients in the 10 mg/kg Q3W cohort demonstrated an ORR of 17% and patients in the 20 mg/kg cohorts demonstrated a confirmed ORR of 29%. Median duration of response (DoR) in the 10 mg/kg cohorts was 6.2 months, while the median DoR was not yet reached in the 20 mg/kg cohorts and all the responses were ongoing. Median overall survival (OS) for the 10 mg/kg cohorts was 19.4 months, comparing favorably with current standard of care treatments and historical benchmarks. Median OS for the 20 mg/kg cohorts was not yet reached.

Key Efficacy Results from MSS CRC Patients

Notes:

a. Including one unconfirmed PR (10 mg/kg Q3W);

b. all PRs are confirmed; NR: Not reached; NA: not applicable

ADG126 and pembrolizumab combination showed dose-dependent safety signals, with a manageable safety profile. Grade 3 TRAEs were 0%, 20%, 17% and 36% for 10 mg/kg Q6W, 10 mg/kg Q3W, 20 mg/kg Q6W and 20 mg/kg loading dose + 10 mg/kg Q3W, respectively. There were no dose-limiting toxicity or Gr 4/5 TRAEs in both the 10 mg/kg and 20 mg/kg cohorts. The overall discontinuation rate was 4%.

Currently we are evaluating efficacy and safety of ADG126 (muzastotug) in a Phase 2 dose optimization study in advanced/metastatic MSS CRC without liver metastasis which is being conducted in alignment with FDA Project Optimus, and designed to allow dose regimen selection for Phase 3. In year 2026:

-	We plan to complete enrollment of the ongoing randomized Phase 2 dose optimization study.
-	We will provide initial clinical data from a new cohort of patients in the ongoing Phase 1b/2 study of muzastotug + pembrolizumab in combination with standard of care (fruquintinib) in MSS CRC patients.
-	We will share results of the clinical trial collaboration with Roche, which evaluates muzastotug in triplet combination with atezolizumab and bevacizumab in first-line treatment of locally advanced or metastatic hepatocellular carcinoma (HCC).
-	We will provide preliminary clinical data, including pathological responses, to inform future development from investigator-initiated Phase 2 trial for neoadjuvant muzastotug + pembrolizumab in colorectal cancer.

Clinical Development Status

Our clinical development of ADG126 is focused on combination evaluation with anti-PD-1 therapy, including ongoing phase 1b/2 and phase 2 clinical studies of ADG126 in combination with pembrolizumab in patients of advanced/metastatic MSS CRC evaluating doses of 10 mg/kg or 20 mg/kg of ADG126. In February 2025, we announced an investigator-initiated phase 2 neoadjuvant trial of ADG126 for patients with stage II or stage III colorectal cancer. In addition, Sanofi is sponsoring a phase 1b/2 dose escalation and expansion study of ADG126 in combination with SAR445877 (Sanofi’s PD-1 x IL-15 fusion protein) on adults with advanced solid tumors.

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
Cynomologus Monkey CTLA-4
Mouse CTLA-4
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

ADG116 and ADG126 MC38 Mice Model mPBPK modeling

The tumor ISF conc. is ~ 2-fold higher than the measured tumor homogenate PK based on the reported volume of ISF vs. cellular space.

C
Plasma PK
ADG126 Cleaved
Drug Conc. (nM)
Time (day)
ADG126 10 mg/kg*1
ADG126 20 mg/kg*1
ADG126 20 mg/kg*2 q7d
D
Tumor PK(Homogenate)
ADG126 Cleaved
Drug Conc. (nM)
Time (day)
ADG126 10 mg/kg*1
ADG126 20 mg/kg*1
ADG126 20 mg/kg*2 q7d
E
Tumor PK(Homogenate)
ADG126 Total
Drug Conc. (nM)
Time (day)
ADG126 10 mg/kg*1
ADG126 20 mg/kg*1
ADG126 20 mg/kg*2 q7d

- Dose-dependent and approximately linear PK was observed for ADG126 in plasma and in tumor (10 mg/kg vs. 20 mg/kg single dose, C, D, E).
- A second 20 mg/kg dose (day 7) further increased the tumor cleaved (D) and total (E) PK, but less for plasma cleaved PK (C) compared with PK after a 20 mg/kg single dose, demonstrating continuous intratumoral cleavage of intact ADG126 and accumulation of cleaved ADG126 within TME. The % cleaved using cleaved drug AUC vs. calculated intact drug AUC (e.g., Total minus Cleaved) in tumor homogenate is 67.3% ± 6.3% (mean ± SD).

Symbols: measured PK
Lines: mPBPK model-predicted PK

In the same poster, we disclosed the experimental PK comparison between ADG126 and ipilimumab in MC38 tumor-bearing mice, further supporting the improved therapeutic index of ADG126 over ipilimumab.

Ipilimumab (Ipi) vs. ADG126 PK Comparison in MC38 Mice

Ipi plasma and tumor PK at 1 mg/kg*1 is linearly scaled (e.g., using 10%) from measured Ipi plasma and tumor PK at 10 mg/kg*1 in the same MC38 model

A
Plasma PK ADG126 Cleaved vs. Ipi Total
ADG126 cleaved vs. Ipi total
Drug Conc. (nM)
200
150
100
50
0
0 1 2 3 4 5 6 7
Time (day)
ADG126 20 mg/kg*1
ADG126 10 mg/kg*1
Ipi 1 mg/kg*1

B
Tumor PK(Homogenate) ADG126 Cleaved vs. Ipi Total
Drug Conc. (nM)
60
50
40
30
20
10
0
0 1 2 3 4 5 6 7
Time (day)
ADG126 20 mg/kg*1
ADG126 10 mg/kg*1
Ipi 1 mg/kg*1

ADG126 PK Fold Change From Ipi at 1 mg/kg Single Dose

	ADG126 (10 mg/kg*1)	ADG126 (20 mg/kg*1)
Plasma $AUC_{0\text{-}7d}$	~1.3	~2.8
Plasma $C_{max,0\text{-}7d}$	~1.0	~2.0
Tumor $AUC_{0\text{-}7d}$	~3.1	~7.3
Tumor $C_{max,0\text{-}7d}$	~3.5	~8.3

- ADG126 showed >3X increased active drug exposure in tumor homogenate (**B**) at 10 mg/kg (single dose) vs. Ipi at 1 mg/kg (single dose) while maintaining similar plasma drug exposures (**A**), demonstrating SAFEbody PK advantage.

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

Clinical Development Status:

ADG206 has completed phase 1 development. As of this annual report, we have enrolled 14 patients in total and completed dose escalation enrolment for up to 6 mg/kg Q3W. No MTD has been reached. Clinical data to date has demonstrated that ADG206 monotherapy has a favorable safety profile and is ready to advance into further clinical development as resources allow.

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

Clinical Development Status:

We decided not to continue the development of ADG106 and terminated the clinical trials for this program to optimize our resources for other programs.

2026 OBJECTIVES

We plan to achieve the following objectives in 2026:

●	Data update from the ongoing Phase 1b/2 study of muzastotug (ADG126) and pembrolizumab in 3L+ MSS CRC, including 41 patients in the 10 mg/kg cohorts and 26 patients in the 20 mg/kg cohorts.
●	Complete enrollment of the ongoing randomized Phase 2 dose-optimization study with muzastotug, which is being conducted in alignment with FDA Project Optimus, and designed to allow dose regimen selection for Phase 3.
●	Provide preliminary clinical data, including pathological responses, to inform future development from investigator-initiated Phase 2 trial for neoadjuvant muzastotug + pembrolizumab in colorectal cancer.
●	Provide initial clinical data from a new cohort of patients in the ongoing Phase 1b/2 study of muzastotug + pembrolizumab in combination with standard of care (fruquintinib) in MSS CRC patients.
●	Share results of the clinical trial collaboration with Roche, which evaluates muzastotug in triplet combination with atezolizumab and bevacizumab in first-line treatment of locally advanced or metastatic hepatocellular carcinoma (HCC; liver cancer).
●	Establish additional collaboration/licensing agreements.

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

Examples of our preclinical assets include:

●	ADG138: This novel HER2xCD3 POWERbody is masked on both arms with an impressively high therapeutic index relative to its parental non-masked TCE in both HER2 high and low expressing solid tumors including HER2 high resistant/refractory tumors relative to a benchmark antibody (DS-8201, a HER2 targeting antibody drug conjugate commercially available in specific indications). ADG138 preclinical data support its development for HER2-expressing solid tumors as a single agent and in combination with other immune modulating agents. Preclinical data demonstrated the excellent safety profile of ADG138, including 100-fold greater reduction in cytokine release compared to its parental TCE. Results showed that ADG138 has potent anti-tumor activity in HER2 high and low expressing tumors, as well as resistant/refractory tumors. ADG138 also had synergistic anti-tumor activity in HER2 positive tumors when combined with anti-CD137 or anti-PD-1 therapy, or tumor targeted CD28 bispecific antibody. ADG138 is currently IND-ready.
●	ADG152: This CD20xCD3 POWERbody integrates the company’s proprietary bispecific TCE platform with SAFEbody precision masking technology to minimize cytokine release syndrome (CRS) and on-target off-tumor toxicities for an increased therapeutic index. The anti-CD20 arm of ADG152 has enhanced the binding to CD20, while its anti-CD3 arm has tailor made affinity for CD3 using SAFEbody technology. In comparison with a benchmarked antibody in clinical development (analog of plamotumab), ADG152 showed improved safety with cytokine release control even at a 100-fold higher dose than the benchmarked antibody analog and 2- to 3-fold prolonged half-life than the benchmarked antibody analog in exploratory preclinical monkey studies. In preclinical mouse xenograft tumor models, ADG152 demonstrated strong and sustained anti-tumor activity, with almost complete tumor growth inhibition when dosed at 1.5 mg/kg. ADG152 is currently in the IND-enabling phase.

●	ADG153: This masked anti-CD47 IgG1 SAFEbody is differentiated by the novel epitope it recognizes, its strong antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP) activity, and precision masking for conditional activation. It is designed to realize the full potential of anti-CD47 therapy for both hematologic and solid tumor indications. ADG153 targets a unique epitope with reduced hemagglutination activities in comparison with two benchmark antibodies. It incorporates SAFEbody masking technology to limit on-target off-tumor toxicities and overcome the known safety liabilities of anti-CD47 therapies. The safety mask prevents its rapid clearance by CD47 directed antigen sink effect. Preclinical data demonstrated that ADG153 IgG1 was well tolerated, did not induce human hemagglutination and significantly reduced anemia-related and antigen sink liabilities. In particular, ADG153 IgG1 at a 10 mg/kg dose demonstrated only an 8 percent decrease in red blood cell counts, compared to a 49 percent decrease with a benchmark antibody which is in IgG4 format (analog of magrolimab). After a single intravenous dose, ADG153 IgG1 demonstrated an approximately 8-fold longer apparent half-life and 5-fold higher area under the curve (AUC) at 10mg/kg than the benchmark. Results also showed that ADG153 IgG1 demonstrated greater anti-tumor activity than the benchmark. In a poster presentation at AACR 2023, we reported additional preclinical data for ADG153. The data demonstrated strong in vivo anti-tumor activities in solid tumor models and a robust safety profile due to preferential CD47 target engagement in the tumor microenvironment. We believe it is the first anti-CD47 antibody in IgG1 isotype that shows strong ADCC and ADCP effects for tumor killing without serious safety liabilities. ADG153 is currently IND-ready.
●	CD28 T-cell engagers: We are developing POWERbody TCEs with co-stimulatory signal such as CD28 that exhibit enormous potential to fulfill the promises of safe and durable T-cell mediated synergistic immunotherapies when combined with CD3 bispecific POWERbody TCEs and/or checkpoint inhibitors. Enabled by our suite of antibody platform technologies, preclinical data demonstrated the potential to mitigate the serious safety concerns of CD28 activation and make custom designed antibodies targeting a highly conserved epitope with broad species reactivity. We currently have multiple tumor associated antigen (TAA)xCD28 POWERbodies in preclinical development, such as B7-H3xCD28 and HER2xCD28, which can also be combined with our CD3 TCEs to achieve safe, powerful and durable immunotherapy for solid tumors through combination of the fundamental mechanisms and pathways across the cancer immunity cycle. For the avoidance of doubt, as of the date of this annual report, the CD28 T-cell engagers have not entered into IND-enabling stage.

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

CLINICAL COLLABORATION AGREEMENTS

To further advancement of our pipeline, we have put in place various clinical collaborations with pharmaceutical companies and academic or research organizations. We completed several such agreements to support the clinical evaluation of our wholly-owned pipeline candidates. These include:

●	In July 2025, we announced a clinical trial collaboration agreement with Sanofi to evaluate the safety, efficacy, pharmacokinetics and biomarker data of ADG126 in combination with Sanofi’s SAR445877 (PD-1 x IL-15 fusion protein) on adults with advanced solid tumors. Under the collaboration, Adagene will supply Sanofi with ADG126 while Sanofi will sponsor and conduct a phase 1b/2 dose escalation and expansion study in over 100 patients. We retain global development and commercialization rights to ADG126.
●	In April 2025, we entered into an investigator initiated clinical study agreement with the National University Cancer Institute, Singapore to evaluate neoadjuvant ADG126 and pembrolizumab in locally advanced colorectal cancer. We expect to provide preliminary clinical data to inform future development in year 2026.
●	In December 2022, we announced a clinical trial collaboration agreement with Roche to evaluate the triple combination of our ADG126 with Roche’s atezolizumab and bevacizumab in first-line treatment of advanced hepatocellular carcinoma (HCC). The collaboration utilizes Roche’s MORPHEUS platform for rapid and efficient combination development. Under the collaboration, Roche is sponsoring and conducting a randomized phase 1b/2 multi-national trial to evaluate the efficacy, safety and pharmacokinetics of ADG126 in combination with bevacizumab and atezolizumab. Each company is supplying its respective anti-cancer agent(s) to support the trial. We retain global development and commercialization rights to ADG126.
●	In November 2024, we entered into an amendment to the Investigator Initiated Clinical Study Agreement signed initially in May 2023 with the National University Cancer Institute, Singapore to evaluate ADG206 in advanced solid cancers and triple negative breast cancer. Such study has been deprioritized and terminated.

●	In July 2021, we entered into clinical collaboration with Merck, a leader in immuno-oncology. The clinical collaboration and supply agreement includes open-label, dose escalation and expansion clinical studies to evaluate our anti-CTLA-4 mAb product candidate, ADG126 in combination with pembrolizumab for patients with advanced/metastatic solid tumors. Under terms of the agreement, Merck provides pembrolizumab and input on our clinical trials evaluating pembrolizumab in combination with ADG126.

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

Previously, we have entered into technology licensing agreements with Sanofi and Exelixis to develop antibody-based therapeutics against tumor targets using our SAFEbody technology. In 2025:

-	Sanofi exercised its option for a third SAFEbody discovery program, building on the 2022 collaboration.
-	We advanced a third masked ADC program with Exelixis against a solid tumor target, building on the 2021 collaboration.
-	We partnered with Third Arc Bio to develop two masked CD3 T cell engagers, expanding SAFEbody into next-generation T cell therapies. Under the terms of the agreement, Third Arc Bio will receive rights to research, develop and commercialize two candidate molecules worldwide. Adagene has received an upfront payment of $5 million and is eligible to receive development and commercial-based milestones of up to $840 million (if all milestones and conditions are achieved) as well as royalties on end-user sales. In addition, Adagene has a no-cost option to develop and commercialize these candidate molecules in Greater China, Singapore and South Korea.
-	We collaborated with ConjugateBio on bispecific ADCs using Adagene-derived antibody, further demonstrating scalable platform potential.

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

Below are the highlights of those collaborations with our business partners:

Sanofi Collaboration and Technology License Agreement

In March 2022, we entered into a collaboration and license agreement (the “Sanofi Agreement”) with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”), pursuant to which we agreed to generate masked monoclonal and bispecific antibodies for development and commercialization by Sanofi with our SAFEbody technology. In June 2025, Sanofi exercised their option for a third research program which they had the right to do under the existing agreement. Under the terms of the agreement, Adagene will be responsible for early-stage research activities to develop masked versions of Sanofi candidate antibodies, using Adagene’s SAFEbody technology. Sanofi will be solely responsible for later stage research and all clinical, product development and commercialization activities.

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

Under the Sanofi Agreement, we received a US$17.5 million upfront payment in 2022 for Sanofi to advance two initial Sanofi antibody candidates in the collaboration, followed by options to initiate for two additional candidates. In 2025, Sanofi exercised its option to select a third SAFEbody discovery program, utilizing Adagene’s proprietary masking technology and antibody engineering expertise. The bispecific therapeutic, with undisclosed targets, will be engineered by Adagene and induced an option exercise fee, as well as milestones and royalties as per the 2022 partnership agreement with Adagene.

Additionally, we will be eligible to receive total potential development, regulatory and commercial milestone payments of up to US$625 million per program. All four potential candidates in the collaboration will be exclusively developed and commercialized by Sanofi. In addition, we are entitled to receive low to mid-single-digit tiered royalties on global net sales on products developed under the Sanofi Agreement, subject to certain reductions. Royalties, if any, will be payable on a country-by-country and product-by-product basis until the latest of (i) the tenth anniversary of the first commercial sale of such product in such country, (ii) the expiration of the last-to-expire of certain specified patents that cover such product’s composition of matter or method of use as sold in such country or (iii) the expiration of regulatory exclusivity for such product in such country.

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

Exelixis Collaboration and Technology License Agreement

In February 2021, we entered into a collaboration and license agreement (the “Exelixis Agreement”) with Exelixis, Inc. (“Exelixis”), pursuant to which we agreed to generate masked antibodies with our SAFEbody technology against two targets selected by Exelixis. Pursuant to the Exelixis Agreement, we granted Exelixis an exclusive, worldwide, sublicensable license to research, develop, make, have made, sell, offer for sale, import and commercialize products containing the masked antibodies to be generated by us with respect to both targets. In 2025, the collaboration expanded to include the discovery of a novel SAFEbody on a third program. The legal terms of the licensing agreement from 2021 were extended to cover the third program as well.

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

In September 2025, we entered into an amendment to the Exelixis Agreement with Exelixis, pursuant to which, we will utilize our SAFEbody technology to generate a masked monocolonal antibody for the development of an antibody-drug conjugate against an additional target selected by Exelixis. Under this amendment, we are elegible to receive two installment payments, one upfront payment upon execution of the amendment and the other upon completion of the target discovery workplan. In addition to the installment payments, we are elegible to receive payments related to development and commercialization milestones and royalties on net sales of products developed around this target.

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

As of the date of this annual report and since the date of respective agreement, we have received approximately US$1.5 million and US$1.2 million in aggregate payments under the 2018 Sanjin Agreements and the 2019 Dragon Boat Agreements, respectively. We did not receive any fees in 2023, 2024 and 2025 under these agreements.

ConjugateBio License Agreement

In July 2025, we entered into a license agreement (the “ConjugateBio Agreement”) with ConjugateBio Inc. (“ConjugateBio”), pursuant to which we agreed to grant an exclusive license of our proprietary antibody to ConjugateBio. ConjugateBio will use the antibody and the associated license for the development, manufacture and commercialization of compounds and pharmaceutical products containing or comprising the compounds. ConjugateBio has the sole right and responsibility, at its sole cost and expense, for the development and commercialization of the pharmaceutical products.

The ConjugateBio Agreement will remain effective until the expiration of the defined royalty term on a product-by-product and country-by-country basis, unless terminated earlier with cause or by mutual agreements of both parties.

Under the ConjugateBio Agreement, ConjugateBio agreed to pay us a one-time, non-refundable, non-creditable upfront payment in consideration of the antibody provided and the license granted. On a compound-by-compound and/or product-by-product basis, we will be eligible to receive milestone payments conditioned upon achieving certain development, clinical and regulatory approval milestones, and sales-based milestone payments. In addition, we are also entitled to royalties in respect of the aggregate annual net sales of the products developed, subject to certain reductions.

Third Arc License Agreement

In November 2025, we entered into a license agreement (the “Third Arc Agreement”) with Third Arc Bio, Inc. (“Third Arc”), which we agreed to grant an exclusive license on a molecule specific license to Third Arc to use our SAFEbody technology for a masked CD3 for the research, development, manufacture, commercialization and other exploitation of two licensed compounds and licensed products worldwide. Third Arc has the sole right and decision-making authority, at its sole cost and expense, for the development and commercialization of the licensed compounds and products.

We have an option from Third Arc for an exclusive license to develop and commercialize for specific licensed products in Greater China, Singapore and South Korea. If we exercise the option, we shall enter into a separate agreement with Third Arc to govern our manufacture and summarization of the specific licensed products in the specific territory.

The Third Arc Agreement will remain effective until the expiration of the defined royalty term on a licensed product-by-product and country-by-country basis, unless terminated earlier with cause or by mutual agreements of both parties.

Under the Third Arc Agreement, Third Arc agreed to pay us a one-time, non-refundable, non-creditable upfront payment of US$5,000,000 in consideration of the license granted. We will be eligible to receive milestone payments conditioned upon achieving certain development and commercial-based milestone payments of up to USD$840,000,000 if all milestones and conditions are achieved. In addition, we are also entitled to royalties in respect of the aggregate annual net sales of the products developed, subject to certain reductions.

We received the US$5,000,000 upfront payment from Third Arc in 2025.

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

As of March 18, 2026, we owned 10 issued patents and 17 pending patent applications in China and we also owned 2 issued patents and 22 pending applications in Europe filed with the European Patent Office, 12 issued patents, 21 pending patent applications in the United States, as well as 2 pending international PCT applications, 37issued patents and 159 pending patent applications in other jurisdictions. Our patents and patent applications cover our key technologies and product candidates, including the DPL platform, our clinical candidates, ADG126, ADG116, ADG206, ADG106 and our preclinical candidates including ADG153, ADG138 and ADG152. Excluding any patent term adjustment and patent term extension, our currently issued patents are expected to expire from 2033 to 2041. If any patents issue from our pending patent applications, excluding any patent term adjustments and patent term extension, such patents will be expected to expire from 2033 to 2046. The following table summarizes material pending patent applications in the United States, China, Europe and under Patent Cooperation Treaty, or PCT, covering our product candidates, including ADG126, ADG116, ADG206, ADG106, ADG104 and ADG125.

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

Application No.	Title of Patent	Type of Patent(1)	Jurisdiction
13877452.6	An Integrated System for Library Construction, Affinity Binder Screening and Expression Thereof	Method	European Patent Office
201380074656.1	An Integrated System for Library Construction, Affinity Binder Screening and Expression Thereof	Method	China
US 17/540,159	An Integrated System for Library Construction, Affinity Binder Screening and Expression Thereof	Method	United States of America
14908246.3	Methods and Systems for Autoinduction of Protein Expression	Method	European Patent Office
15536939	Methods and Systems for Autoinduction of Protein Expression	Method	United States of America
201480084652.6	Methods and Systems for Autoinduction of Protein Expression	Method	China
201410789857.6	Filter Vector System And Its Applications	Method	China
16108018	Anti-CD137 Molecules and Use Thereof	Composition of matter	United States of America
16640684	Method for Treating Cancer using anti-CD137 antibody	Method	United States of America
202010923848.7	Anti-CD137 Molecules and Use Thereof	Composition of matter	China
17/564,022	Anti-CD137 Molecules and Use Thereof	Composition of matter	United States of America
201780095721.7	Anti-CD137 Molecules and Use Thereof	Composition of matter	China
201880063358.5	Anti-CD137 Molecules and Use Thereof	Composition of matter	China
16640673	Dynamic Human Antibody Light Chain Libraries	Library	United States of America
201780095710.9	Dynamic Human Antibody Light Chain Libraries	Library	China
16640679	Dynamic Human Heavy Chain Antibody Libraries	Library	United States of America
201780094151.X	Dynamic Human Heavy Chain Antibody Libraries	Library	China
18/153,070	Dynamic Human Heavy Chain Antibody Libraries	Library	United States of America
16265946	Anti-CTLA-4 Antibodies And Methods of Making and Using the Same	Composition of matter	United States of America
16966844	Anti-CTLA4 Antibodies And Methods of Making and Using the Same	Composition of matter	United States of America
201980022531.1	Anti-CTLA4 Antibodies And Methods of Making and Using the Same	Composition of matter	China
17043454	Anti-PD-L1 Antibodies and Use Thereof	Composition of matter	United States of America
16966848	Activatable Antibodies and Methods of Making and Using thereof	Composition of matter	United States of America
201980021653.9	Activatable Antibodies and Methods of Making and Using thereof	Composition of matter	China
(1)	You should read the Risk Factors included elsewhere in this annual report for important information about risks posed by the loss of patent protection, in particular the risks described under “Item 3 Key Information—3.D.Risk Factors—Risks Related to Our Intellectual Property.”

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

We seek to ensure that investments made into the development of our technology are protected by relying on a combination of patents, trademarks, copyrights, trade secrets and contractual rights, including license agreements. In addition to our patent portfolio described above, as of March 18, 2026, our PRC subsidiary owned 78 registered trademarks relating to various aspects of our operations, and 2 registered domain names in China. To protect our rights, we seek to enter into confidentiality agreements, nondisclosure agreements and employee disclosure and invention assignment agreements with our employees, contractors and other third parties who may have or need access to our confidential information. We have also employed internal policies, encryptions and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. If our employees, contractors or other third parties violate these agreements or otherwise infringe upon, misappropriate or otherwise violate our intellectual property rights, we may seek to enforce our rights against such parties. In addition, from time to time, third parties may initiate litigation against us alleging infringement, misappropriation or other violation of their proprietary rights or declaring their noninfringement of our intellectual property rights. An adverse result in any such proceeding could enjoin the commercialization of our technology platform and product candidates, result in significant damages, and have a material adverse effect on our business. Even if we are successful in any such litigation, we may be required to incur significant costs and dedicate significant personnel time in defending such litigation. For more information on these and other risks related to intellectual property, see “Item 3 Key Information—3.D. Risk Factors—Risks Related to Our Intellectual Property.”

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

Our clinical stage products include ADG126 and ADG116, which are investigational fully human anti-CTLA-4 mAbs generated through the combination of our SAFEbody and NEObody technologies (with respect to ADG126) and NEObody technology only (with respect to ADG116). The primary competition for these two candidates is expected to be within the anti-CTLA-4 monoclonal antibody market. As of March 18, 2026, Yervoy (ipilimumab) from BMS and Imjudo (tremelimumab) from AstraZeneca are the two marketed anti-CTLA-4 therapies approved by FDA for various cancer indications. Iplilimumab is approved both as a monotherapy and a combination therapy in seven indications, while tremelimumab is approved as a combination therapy for two indications.

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

ADG206 is an anti-CD137 targeting antibody. As of the date of this annual report, to our best knowledge, there are no marketed CD137 agonist drugs. We expect our primary competition for this candidate to be with other clinical-stage CD137 agonist product candidates. The two leading molecules in clinical trials are utomilumab (PF-05082566) from Pfizer and urelumab (BMS-663513) from BMS. Other anti-CD137 monoclonal antibody candidates in earlier stages of development include YH004 from Eucure, EU101 from Eutilex, ATOR-1017 from Alligator Bioscience, LVGN6051 from Lyvgen, CTX-471 from Compass Therapeutics, and AGEN2373 from Agenus.

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

Regulation on Pharmaceutical Product Development, Approval and Registration

Drug Regulatory Regime

The Drug Administration Law of the PRC, or the Drug Administration Law, was promulgated by the Standing Committee of the NPC, in September 1984. The two latest amendments to the Drug Administration Law were the amendment promulgated in April 2015 and in August 2019. The Regulations for the Implementation of the Drug Administration Law was promulgated by the State Council in August 2002, and was last amended in January 2026. The Drug Administration Law and the Regulations for the Implementation of the Drug Administration Law have jointly established the legal framework for the administration of pharmaceutical products in China, including the research, development and manufacturing of new drugs. The Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and provides for a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies and medicinal preparations of medical institutions, and the development, research, manufacturing, distribution, packaging, pricing and advertisements of pharmaceutical products. The Regulations for the Implementation of the Drug Administration Law, at the same time, provide the detailed implementation regulations for the Drug Administration Law.

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

The NMPA released the Circular on Adjusting Evaluation and Approval procedures for Clinical Trials for Drugs in July 2018, according to which, within 60 days after the acceptance of and the fees paid for the IND application, the applicant may conduct the clinical trials for the drug in accordance with the clinical trial protocol submitted, if the applicant has not received any negative or questioning opinion from the CDE. Such approval process has been further enacted into the 2019 Amendment and further detailed in the Administrative Measures for Drug Registration.

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

To improve the quality of clinical trials, the SFDA promulgated the Good Clinical Trial Practice for Drugs in August 2003, or the GCP Rules, which was replaced by the revised Good Clinical Trial Practice for Drugs, the Revised GCP Rules, promulgated by the NMPA and the NHC in April 2020 and coming into effect in July 2020. According to the Revised GCP Rules, clinical trial means systematical investigation of drugs conducted on human subjects (patients or healthy volunteers) to prove or reveal the function, adverse reactions and/or absorption, distribution, metabolism and excretion of the drug being investigated. The purpose of a clinical trial is to determine the therapeutic efficacy and safety of the drug. The Revised GCP Rules provide comprehensive and substantive requirements on the design and conduct of clinical trials in China. In particular, the Revised GCP Rules enhance the protection for study subjects and tighten the control over bio-samples collected under clinical trials.

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

Any individual or entity that utilizes a patent or conducts any other activities that infringe a patent without prior authorization of the patent holder shall pay compensation to the patent holder and is subject to a fine imposed by relevant administrative authorities and, if constituting a crime, shall be held criminally liable in accordance with the law. According to the Patent Law of the PRC, any organization or individual that applies for a patent in a foreign country for an invention or utility model patent established in China is required to report to the CNIPA for confidentiality examination.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, which was promulgated by the Standing Committee of the NPC in September 1993 and amended in November 2017, April 2019 and June 2025, respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence; or (4) instigating, inducing or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping confidentiality of trade secrets, disclosing, using or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties.

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

In February 2025, the CAC promulgated the Measures for the Management of Compliance Audits on Personal Information Protection, which came into effect in May 2025, stipulating that personal information processors handling the personal information of more than 10 million individuals should conduct a compliance audit on personal information protection at least once every two years. A processor of important data shall conduct annual risk assessment of its data processing activities, and submit risk assessment reports to the appropriate department at or above the provincial level, which shall promptly notify the cyberspace administration and the public security authority at the same level. Where it is indeed necessary to provide an overseas party with important data collected and generated by a network data processor during its operation within the territory of the PRC, it shall be subject to the security assessment of outbound data transfer organized by the cyberspace administration of the state.

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

Regulations on Taxation

Enterprise Income Tax

According to the Enterprise Income Tax Law promulgated by the Standing Committee of the NPC in March 2007 and amended in February 2017 and December 2018, and the Implementation Rules of the Enterprise Income Tax Law of the PRC promulgated by the State Council in December 2007 and amended in April 2019, other than a few exceptions, the income tax rate for both domestic enterprises and foreign-invested enterprises is 25%. Enterprises are classified as either “resident enterprises” or “non-resident enterprises.” Besides enterprises established within the PRC, enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and subject to the uniform 25% enterprise income tax rate for their global income. A non-resident enterprise refers to an entity established under foreign law whose “de facto management bodies” are not within the PRC but which have an establishment or place of business in the PRC, or which do not have an establishment or place of business in the PRC but have income sourced within the PRC. An income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. In December 2024, the State Council promulgated the Implementation Regulations of the Enterprise Income Tax Law, further standardizing the practical application of the Enterprise Income Tax Law.

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

4.D. Property, Plants and Equipment

Our headquarter is based in Suzhou, China, which are approximately 2,246 square meters in size. The expiration dates of the lease agreements for this facility range from September 15, 2027 to March 31, 2029. We also have a 3,678 square feet facility in San Diego, California for laboratory, research and development functions, the lease for which expires on October 31, 2026. We do not expect difficulties in renewing lease agreements for our facilities.

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

Our DPL fuels our three antibody technology platforms, which can be used alone or together to create novel, differentiated antibody-based therapeutic candidates. By leveraging our proprietary DPL platform and three platform technologies, we have developed a robust pipeline of innovative product candidates in various stages of development, ranging from research and discovery to preclinical and clinical development. Meanwhile, we are prioritizing and focusing on the development of ADG126, which is currently in phase 1b/2 and phase 2 clinical development in combination with pembrolizumab in MSS CRC patients. We also have a robust preclinical pipeline of four programs in IND-enabling studies, including masked T cell engagers, as well as over 20 programs in various stages of discovery.

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

Since inception, we have incurred significant operating losses. Our net losses were US$18.9 million, US$33.4 million and US$17.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, we had accumulated deficit of US$328.8 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

●	continue advancement of and investment in our proprietary DPL platform;

●	advance the development of ADG126 and other drug candidates;
●	continue our ongoing and planned research and development of other lead product candidates;
●	discover and develop additional antibody product candidates and further expand our preclinical and clinical product pipeline;
●	maintain, expand and protect our intellectual property portfolio;
●	expand our collaborations with contract manufacturing organizations and contract research organizations;
●	seek regulatory approvals for any product candidates that successfully complete clinical trials;
●	establish sales and marketing teams and distribution network to commercialize any product candidate for which we may obtain regulatory approval;
●	attract, hire and retain additional clinical, scientific, management and administrative personnel;
●	expand our operations globally; and
●	incur additional costs associated with operating as a public company.

Key Components of Results of Operations

Revenue

Licensing and collaboration revenue. Our licensing and collaboration revenue is currently comprised of upfront and/or milestone payments associated with out-licensing arrangements. Our licensing and collaboration revenue for the years ended December 31, 2023, 2024 and 2025 was primarily derived from granting licenses to use and otherwise exploit certain of our intellectual properties. To date, we have not generated any revenue from the sale of products and do not expect to generate any revenue from product sales in the near future.

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

For the years ended December 31, 2023, 2024 and 2025, our research and development expenses were US$36.6 million, US$28.8 million and US$22.0 million, respectively. The decrease of approximately 21.4% in 2024 and decrease of approximately 23.4% in 2025 reflect continued clinical focus on and prioritization of the company’s masked, anti-CTLA-4 SAFEbody ADG126.

Our research and development expenses may vary substantially from period to period according to the status of our research and development activities. The timing of expenses is impacted by the commencement of clinical trials and enrollment of patients in clinical trials. The successful development of our product candidates is uncertain.

The following table summarizes our research and development expenses for our clinical-stage product candidates, preclinical product candidates and research pipeline for the years ended December 31, 2023, 2024 and 2025, respectively.

	For the Year
	Ended
	December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Direct research and development expenses:
ADG126	8,362	8,297	6,043
ADG116	2,317	1,079	60
ADG106	886	164	64
Preclinical product candidates, research pipeline and others	1,549	859	795
Total direct research and development expenses	13,114	10,399	6,962
Indirect research and development expenses:
Payroll and other related costs of personnel	18,492	14,489	11,494
Lab supplies and other research and development expenses	5,033	3,893	3,578
Total indirect research and development expenses	23,525	18,382	15,072
Total research and development expenses	36,639	28,781	22,034

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

Other income

Other income primarily includes government subsidies that Adagene Suzhou received from local government in the PRC. The receipt of such government subsidies is not dependent on our performance of any obligations. In addition, the subsidiary in Australia received research and development tax incentive in cash from the Australian Taxation Office in the year ended December 31, 2023. Such tax incentive was recognized as other income upon receipt as the incentive was not dependent upon having a tax liability and further performance by the Group was not required.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income, corporation or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Adagene (Hong Kong) Limited, is subject to Hong Kong profits tax on the taxable income as reported in its statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. Under Hong Kong tax law, our subsidiary in Hong Kong is exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as there were no assessable profits derived from or earnings in Hong Kong for the years ended December 31, 2023, 2024 and 2025.

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in our consolidated financial statements include, but are not limited to, licensing and collaboration revenue recognition, research and development expense allocation, the useful lives and impairment of long-lived assets, tax valuation allowance, share-based compensation expenses, measurement of right-of-use assets and lease liabilities, and the fair value of warrant liabilities. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

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

The Group has issued warrants to purchase its ordinary shares. The warrants are freestanding instruments and classified as liabilities. The Group measured its warrant liabilities at fair value on a recurring basis. As the Group’s warrants are not traded in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of warrant liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

The assumptions used to estimate the fair value of the share options granted are as follows:

For the year ended December 31, 2025
Risk‑free interest rate	3.51% - 3.52%
Exercise price per ordinary share	US$4.00
Expected volatility range	59.60% - 60.05%
Term of warrants	2.5 ‑ 2.7 years
Dividend yield	0%

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of our technologies under development and clinical trials such as payments to contract research organizations, or CRO, and contract manufacturing organizations, or CMO, investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, (4) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses. As of December 31, 2025, we have several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CMO are generally cancellable, with notice, at our option. We did not record any accrued expenses related to cancellation of CRO or CMO contracts as of December 31, 2024 or 2025 as we did not have any plan to cancel the existing CRO or CMO contracts.

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

We have incurred net accumulated operating losses for income tax purposes since our inception. We believe that it is more likely than not that these net accumulated operating losses will not be utilized in the near future. Therefore, we have provided full valuation allowances for the deferred tax assets for all subsidiaries as of December 31, 2023, 2024 and 2025. For the year ended December 31, 2023, income tax expense was US$1.7 million due to taxable profits generated by the U.S. subsidiary. For the years ended December 31, 2024 and 2025, income tax benefit was US$18 thousand and US$0.3 million, respectively, due to decrease in revenue and application of tax deductions and tax credits.

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

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31,
	2023	2024	2025

Risk-free interest rate	3.38% - 4.86%	4.18% – 4.59%	4.22% – 4.49%
Dividend yield	0%	0%	0%
Expected volatility range	72.6% - 73.1%	73.3% – 75.6%	76.4% – 77.2%
Exercise multiple	2.2 – 2.8	2.2 – 2.8	2.2 – 2.8
Contractual life	10 years	10 years	10 years

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of comprehensive loss over the period of the borrowings using the effective interest method.

Contingently redeemable convertible preferred shares

The Series A non-voting contingently redeemable convertible preferred shares (the “Series A Preferred Shares”) are classified as mezzanine equity in the consolidated balance sheets because they are contingently redeemable upon the occurrence of an event outside of the company’s control. The Preferred Shares are recorded at their respective issuance date fair value, net of issuance cost.

The Company concluded that the Series A Preferred Shares were not currently redeemable, and were not probable to become redeemable as of December 31, 2025. Consequently, no accretion charge was recorded as the redemption value was fixed to original issue price for the year ended December 31, 2025.

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

	For the Year Ended
	December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands, except per share information)

Revenue:
Licensing and collaboration revenue	18,111	103	7,671
Operating expenses and income:
Research and development expenses	(36,639)	(28,781)	(22,034)
Administrative expenses	(8,673)	(7,274)	(7,076)
Other operating income, net	3,481	—	—
Loss from operations	(23,720)	(35,952)	(21,439)
Interest and investment income	4,283	3,801	2,304
Interest expense	(1,108)	(852)	(463)
Other income, net	1,844	467	324
Foreign exchange gain (loss), net	1,446	(906)	1,318
Change in fair value of warrant liabilities	—	—	48
Loss before income tax	(17,255)	(33,442)	(17,908)
Income tax benefit (expense)	(1,691)	18	298
Net loss attributable to Adagene Inc.’s shareholders	(18,946)	(33,424)	(17,610)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil tax	(951)	1,273	(1,387)
Total comprehensive loss attributable to Adagene Inc.’s shareholders	(19,897)	(32,151)	(18,997)
Net loss attributable to Adagene Inc.’s shareholders	(18,946)	(33,424)	(17,610)
Net loss attributable to ordinary shareholders	(18,946)	(33,424)	(17,610)
Weighted average number of ordinary shares used in per share calculation:
—Basic	54,738	56,288	59,006
—Diluted	54,738	56,288	59,006
Net loss per ordinary share
—Basic	(0.35)	(0.59)	(0.30)
—Diluted	(0.35)	(0.59)	(0.30)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Licensing and collaboration revenue

Our licensing and collaboration revenue was US$7.7 million for the year ended December 31, 2025, compared to US$0.1 million for the year ended December 31, 2024. Our licensing and collaboration revenue in 2025 was recognized due to fulfillment of performance obligations over time associated with the collaboration and technology licensing agreement with Sanofi to develop antibody-based therapies. Such revenue was also recognized from the licensing agreements with ConjugateBio and Third Arc as performance obligation was satisfied at a point in time in 2025.

Research and development expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended
	December 31,
	2024		2025
	US$	%	US$	%

	(in thousands, except percentages)
Research and development expenses
Payroll and other related costs of personnel	14,489	50.3%	11,494	52.2%
Costs related to clinical programs	10,067	35.0%	6,683	30.3%
Costs related to clinical trials	8,927	31.0%	5,480	24.9%
CMC and toxicology costs associated with the clinical programs	1,140	4.0%	1,203	5.4%
Costs related to preclinical testing of non-clinical programs	396	1.4%	348	1.6%
Costs required to develop the product candidates	948	3.3%	722	3.3%
Other research and development expenses	2,881	10.0%	2,787	12.6%
Total	28,781	100.0%	22,034	100.0%

Our research and development expenses decreased by 23.4% from US$28.8 million for the year ended December 31, 2024 to US$22.0 million for the year ended December 31, 2025, reflecting clinical focus on and prioritization of the company’s masked, anti-CTLA-4 SAFEbody ADG126.

Administrative expenses

Our administrative expenses decreased by 2.7% from US$7.3 million for the year ended December 31, 2024 to US$7.1 million for the year ended December 31, 2025, as a result of cost-control measures.

Loss from operations

As a result of the foregoing, our loss from operations decreased by 40.4% from US$36.0 million for the year ended December 31, 2024 to US$21.4 million for the year ended December 31, 2025.

Interest and investment income

Our interest and investment income was US$2.3 million for the year ended December 31, 2025 as compared to US$3.8 million for the year ended December 31, 2024. This decrease was primarily attributable to decrease in both interest rate and the amount of short-term investments placed.

Other income, net

Our other income, net decreased from US$0.5 million for the year ended December 31, 2024 to US$0.3 million for the year ended December 31, 2025, primarily attributable to decrease in government subsidies received by Adagene Suzhou to support our ongoing operations in Jiangsu Province during the year ended December 31, 2025.

Foreign exchange gain (loss), net

We recorded foreign exchange loss of US$0.9 million for the year ended December 31, 2024 and foreign exchange gain of US$1.3 million for the year ended December 31, 2025, respectively. This gain of foreign exchange in 2025 was primarily attributable to the depreciation of U.S. dollars against global currencies including Renminbi, Australian dollar and Swiss Franc, which positively impacted our Australian dollar and Swiss Franc denominated receivable accounts of our subsidiaries, offset by the negative impact of our U.S. dollar denominated accounts receivable of Adagene Suzhou.

Change in fair value of warrant liabilities

We recorded change in fair value of warrant liabilities of US$47,941 for the year ended December 31, 2025. The warranty liabilities represent warrants we issued to a consultant at nil cash consideration as compensation for the consultant’s services in the field of investor relations and business development services. See Note 10 to our consolidated financial statements included elsewhere in this annual report.

Income tax benefit (expense)

Our income tax benefit was US$17,553 and US$0.3 million for the year ended December 31, 2024 and 2025, respectively. The income tax benefit for the year ended December 31, 2025 was primarily attributable to the current tax benefit resulted from the application of tax deductions and tax credit by Adagene Incorporated, our wholly owned subsidiary in the U.S.

Net loss attributable to Adagene Inc.’s shareholders

Our net loss for the year decreased by 47.3% from US$33.4 million for the year ended December 31, 2024 to US$17.6 million for the year ended December 31, 2025. The 2025 net loss was lower due to combined impact of significant increase in licensing and collaboration revenue recognized from collaobartion and technology licensing contracts with customers, and decreases in both research and development expenses and administrative expenses.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

See “Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” beginning on page 164 of our annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission on March 24, 2025.

Non-GAAP Financial Measures

Non-GAAP net loss, which is defined as net loss attributable to ordinary shareholders for the year after excluding share-based compensation expenses. The Non-GAAP net loss was US$13.9 million for the year ended December 31, 2025, as compared to US$28.5 million for the year ended December 31, 2024. Non-GAAP net loss per ordinary share for the year ended December 31, 2025 on both basic and diluted basis was US$0.24. Non-GAAP net loss per ordinary share for the year ended December 31, 2024 on both basic and diluted basis was US$0.51.

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

Reconciliation of GAAP and Non-GAAP Result

	For the years ended
	December 31,
	2023	2024	2025
	US$	US$	US$
GAAP net loss attributable to ordinary shareholders	(18,946,370)	(33,424,111)	(17,609,413)
Add back:
Share-based compensation expense	7,271,700	4,909,573	3,741,548
Non-GAAP net loss attributable to ordinary shareholders	(11,674,670)	(28,514,538)	(13,867,865)
Weighted average number of ordinary shares used in per share calculation:
—Basic	54,737,530	56,287,903	59,006,129
—Diluted	54,737,530	56,287,903	59,006,129
Net loss per ordinary share
—Basic	(0.35)	(0.59)	(0.30)
—Diluted	(0.35)	(0.59)	(0.30)
Non-GAAP net loss per ordinary share
—Basic	(0.21)	(0.51)	(0.24)
—Diluted	(0.21)	(0.51)	(0.24)

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

Our principal source of liquidity has been cash generated from the proceeds received from the issuance and sale of our shares. In February 2021, we completed our initial public offering in which we issued and sold an aggregate of 8,457,100 ADSs, representing 10,571,375 ordinary shares, resulting in net proceeds to us of approximately US$145.9 million, net of the underwriting discounts and commissions and other fees paid or payable by us in connection with the offering. During the year ended December 31, 2024, we completed the sale of an aggregate of 2,504,692 ADSs, representing 3,130,862 ordinary shares, through an at-the-market equity offering program (the “ATM Offering”), under which we received net proceeds of approximately US$7.0 million in 2024. During the year ended December 31, 2025, no additional capital was raised from the ATM Offering. In July 2025, we issued 1,062,500 Series A non-voting contingently redeemable convertible preferred shares to Sanofi Foreign Participations B.V. (“Sanofi B.V.) with an aggregate purchase price of US$17.0 million, representing the first closing of a strategic investment of up to US$25.0 million from Sanofi B.V. In July and September 2025, we granted an aggregate of 1,000,000 warrants, representing right to purchase 1,000,000 ordinary shares, at exercise price of US$4.0 per ordinary share, to an external consultancy for its consulting and advisory services in the field of investor relations, business development and strategic advisory. The warrants were issued without cash consideration. As of December 31, 2025, we had US$74.5 million in cash and cash equivalents.

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

In utilizing the proceeds that we received from our initial public offering, we may make capital contributions to our subsidiaries in the PRC, the United States, Australia, Hong Kong, Singapore and Switzerland, acquire or establish new subsidiaries, or grant loans to our subsidiaries. However, uses of the proceeds by our PRC subsidiary are subject to PRC regulations. See “Item 3 Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We have operations in China and many of the related transactions are settled in Renminbi. Our financial statements are presented in U.S. dollars. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign currencies for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions, without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, registration with competent authorities or completion of applicable bank procedures is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table presents our selected consolidated cash flow data for the years ended December 31, 2023, 2024 and 2025.

	For the Year Ended
	December 31,
	2023	2024	2025
	US$	US$	US$
Net cash used in operating activities	(28,455)	(29,701)	(15,657)
Net cash generated from (used in) investing activities	(77)	1,110	477
Net cash generated from (used in) financing activities	(5,367)	3,769	4,445
Effect of exchange rate on cash and cash equivalents	74	83	64
Net decrease in cash and cash equivalents	(33,825)	(24,739)	(10,671)
Cash and cash equivalents at the beginning of year	143,759	109,934	85,195
Cash and cash equivalents at the end of year	109,934	85,195	74,524

Operating activities

Net cash used in operating activities was US$15.7 million in 2025. The difference between our net loss of US$17.6 million and the net cash used in operating activities was mainly due to (i) income from short-term investments of US$0.5 million, (ii) an increase in prepayments and other current assets of US$0.3 million, (iii) a decrease in accounts payable of US$1.4 million, (iv) a decrease in amount due to related parties of US$2.8 million as a result of payments made to the related parties, and (v) a decrease in lease liabilities of US$0.2 million, offset by (i) non-cash share-based compensation expenses of US$3.7 million, (ii) an increase in contract liabilities of US$3.5 million due to option payment from Sanofi and upfront payment from Exelixis, (iii) depreciation and amortization of US$0.4 million, and (iv) amortization of right-of use assets and interest of lease liabilities of US$0.2 million.

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

Investing activities

Net cash generated from investing activities was US$0.5 million in 2025, which was primarily attributable to income generated from the company’s short-term investments in certain money market funds during 2025.

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

Financing activities

Net cash generated from financing activities was US$4.4 million in 2025, which was mainly attributable to (i) proceeds from borrowings of US$5.6 million, and (ii) net proceeds from issuance of the series A non-voting contingently redeemable convertible preferred shares of US$16.6 million from strategic investment made by Sanofi B.V., offset by repayment of borrowings of US$17.9 million.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with research and development equipment. Our capital expenditures were US$0.1 million, US$34 thousand and US$17 thousand in 2023, 2024 and 2025, respectively. We intend to fund our future capital expenditures with our existing cash balance.

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

5.C. Research and Development, Patents and Licenses, Etc.

See “Item 4 Information on the Company—4.C. Business Overview — Our Platform” and “—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, licensing and collaboration revenue recognition, research and development expense allocation, the useful lives and impairment of long-lived assets, tax valuation allowance, share based compensation expenses, measurement of right-of-use assets and lease liabilities and the fair value of warrant liabilities. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

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

Changes in assumptions or estimates can materially affect the revenue recognized. The assessment and conclusion reached for revenue recognition are disclosed in Note 11 to our consolidated financial statements included elsewhere in this annual report.

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

Judgement is required to determine whether deferred tax assets are recognized in the statement of financial position. Deferred tax assets arise because of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as from net operating losses. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized in the foreseeable future. In making such determination, we evaluate a variety of positive and negative factors including our operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods. However, the ultimate realization of our deferred tax assets is subject to a number of variables, including our future profitability within relevant tax jurisdictions. The actual benefits ultimately realized may differ from our estimates. The assessment of the deferred tax assets as well as related valuation allowance is disclosed in Note 12 to our consolidated financial statements included elsewhere in this annual report.

Warrant liabilities

The warrants are freestanding instruments and classified as liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity. Warrant liabilities are initially recognized at fair value, with subsequent changes in fair value recorded currently in earnings. As the warrants are not traded in an active market with readily observable prices, significant unobservable inputs are used to measure the fair value of warrant liabilities utilizing a binomial option pricing model. These inputs are evaluated periodically considering historical actuals and management judgement. Changes in assumptions or estimates can materially affect the fair value of the warrant liabilities. The assumptions and models used for estimating fair value of the warrant liabilities are disclosed in Note 10 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report.

Executive Officers	Position/Title
Peter Luo, Ph.D	Co-Founder, Chief Executive Officer, President of R&D, and Chairman of the Board
Qinghai Zhao, Ph.D	Chief Manufacturing Officer
Man Kin (Raymond) Tam, M.B.A., B. Eng.	Chief Financial Officer and Director
Mickael Chane-Du	Chief Strategy Officer
Chunfang (Vicky) Gu M.B.A	Executive Director of Finance
Ling (Jolin) Zhou	Executive Director of Human Resources

Key Employees	Position/Title
Yan Li, M.B.A.	Senior Vice President, Bioinformatics and Information Technology
Xiaohong (Kristine) She	Senior Vice President, Head of Clinical Operations
Guizhong Liu, Ph.D.	Senior Vice President of Early Drug Discovery
Alexander Goergen	Vice President, Head of Business Development
Songmao Zheng, Ph.D.	Senior Vice President of Clinical Pharmacology and Quantitative Sciences
Jiping Zha	Executive Vice President of Clinical Development
Wenlin Zeng	Vice President of Early Stage CMC

Non-Employee Directors	Position/Title
Andy (Yiu Leung) Cheung	Independent Director
Cuong Do	Independent Director
Li Zhu, Ph.D.	Independent Director
Ulf Grawunder, Ph.D.	Independent Director

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

Mickael Chane-Du is our Chief Strategy Officer. Mickael has been leading private and public biotechnology investments at Olive Tree Capital since 2024. He brings extensive buy-side and sell-side experience in the United States and Europe. Prior to joining Olive Tree, he led public and private investments in Oncology for 7 years at Invus, a global investment firm managing over $10 billions of evergreen capital, with a primary focus on small- to mid-sized biotechnology companies. Before Invus, Mickael spent 8 years as a sell-side equity research analyst at Bryan, Garnier & Co, Société Générale Gilbert Dupont, and Oddo Securities. He holds a Masters of Management from Grenoble École de Management in France.

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

Songmao Zheng, Ph.D. is currently our Senior Vice President of Clinical Pharmacology and Quantitative Sciences. He leads quantitative model-informed drug discovery and development in both preclinical and clinical space. Prior to joining us, Dr. Zheng had served as Scientific Director/Group Leader, leading numerous biologics programs at Janssen BioTherapeutics, Janssen R&D since 2013. Dr. Zheng received his bachelor’s degree in biological sciences from Sichuan University in 2007 and Ph.D. degree in pharmaceutical sciences from University of Washington in 2012.

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

Executive Advisors

We appointed Dr. John Maraganore and Dr. Axel Hoos as Executive Advisors in April 2025 and September 2025, respectively.

Dr. John Maraganore was CEO of Alnylam from 2002 to 2021, where he led the Company through global approvals and commercialization of four RNA interference therapeutic medicines. While at Alnylam, Dr. Maraganore also led value creation efforts, forming over 20 major pharmaceutical alliances and building over $25 billion of market capitalization. As a partner or advisor with ARCH Venture Partners, Atlas Ventures, Blackstone Life Sciences, Jefferies Financial Services, and RTW Investments, Dr. Maraganore also sits on public and private company Boards of Directors and actively advises and mentors life sciences CEOs. Dr. Maraganore received his B.A., M.S. and Ph.D. in biochemistry and molecular biology at the University of Chicago.

From 2021 to 2024 Dr. Axel Hoos served as CEO of Scorpion Therapeutics, which was acquired by Eli Lilly in 2025 for up to $2.5 billion. Previously, Dr. Hoos was the SVP and Head of the Oncology Therapeutic Area at GSK, where he oversaw the rebuilding of GSK’s Oncology business after its divestiture to Novartis in 2015. Prior to GSK, Dr. Hoos was the Global Medical Lead in Immunology/Oncology at Bristol-Myers Squibb (BMS) where he and his team developed YERVOY® (Ipilimumab), the first immune checkpoint inhibitor drug, and created the term Immuno-Oncology to characterize the interplay of the immune system and cancer in immunotherapy drug development. Dr. Hoos received his M.D. in Medicine from Heidelberg University, and his Ph.D. in Molecular Oncology from the German Cancer Research Center (DKFZ). He trained in general surgery at the Technical University of Munich and as a fellow in cancer research at Memorial Sloan-Kettering Cancer Center and is an alumnus of the Program for Leadership Development at Harvard Business School.

We believe their deep expertise in biotechnology and rich business experience will greatly contribute to our growth, value creation and benefit for patients.

6.B. Compensation

Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of US$ 1.6 million in cash to our executive officers and an aggregate of US$ 0.2 million in cash to our independent directors. For the fiscal year ended December 31, 2025, we did not pay any cash compensation to non-executive directors who are not independent directors. For the fiscal year ended December 31, 2025, we did not set aside or accrue expenses related to pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “Item 6 Directors, Senior Management and Employees—Share Incentive Plan.”

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

The purpose of the 2019 Plan is to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of our shareholders generally. The 2019 Plan provides for the issuance of up to an aggregate of 11,391,131 of our ordinary shares. We have terminated the authority to grant additional awards under the 2019 Plan and all future awards will be granted under the 2021 Plan. Therefore, the effective maximum number of shares issuable under the 2019 Plan is 9,050,935. As of February 28, 2026, the aggregate number of our ordinary shares underlying our outstanding awards under the 2019 Plan is 1,529,460, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. The term of the awards will expire not more than ten years after the date of grant.

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

A total of 2,994,000 of our ordinary shares was authorized for issuance with respect to awards granted under the 2021 Plan. The share limit will automatically increase on the first trading day in January of each year (commencing with 2022) by an amount equal to (1) 5% of the total number of our outstanding ordinary shares on December 31 of the prior year, or (2) such lesser number as determined by our board of directors. Any shares subject to awards granted under the 2021 Plan or our Second Amended and Restated Share Incentive Plan that are not paid, delivered or exercised before they expire or are canceled or terminated, or otherwise fail to vest, as well as shares used to pay the purchase or exercise price of such awards or related tax withholding obligations, will become available for new award grants under the 2021 Plan. On January 7, 2022, the Company passed a board resolution, pursuant to which the vesting schedules and conditions of 2,060,308 share options granted to certain employees were modified. The share options vested (or to be vested) for each year (commencing from 2021) shall be equal to the lesser of (i) 25% of the total number of share options of each grantee (“Annual Cap”) and (ii) the number of shares as determined by the Compensation Committee based on the extent to which any performance milestones were achieved during that year (“Credited Shares”), plus any Credited Share of earlier years that have not previously vested due to the Annual Cap. In addition, the performance milestones applicable to the share options that remain outstanding were also modified. As of February 28, 2026, we had granted equity awards representing 14,712,707 ordinary shares under the 2021 Plan, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates. As of February 28, 2026, 15,740,360 ordinary shares authorized under the 2021 Plan is available for award purposes. Such number includes an annual automatic increase in an amount equal to 5% of the total number of outstanding ordinary shares on December 31, 2025.

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

The following table summarizes, as of February 28, 2026, the number of ordinary shares under outstanding awards that we granted to our directors and executive officers under the 2019 Plan, which replaced the 2015 Plan, and under the 2021 Plan, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.

	Ordinary
	Shares
	Underlying	Exercise
	Equity Awards	Price
Name	Granted	(US$/Share)	Date of Grant	Date of Expiration
Executive Officers
Peter Luo, Ph. D.	287,415	$13.85	January 2021	January 2031
Peter Luo, Ph. D.	50,000	$5.6	February 2022	February 2032
Peter Luo, Ph. D.	500,000	$1.04	May 2023	May 2033
Peter Luo, Ph. D.	500,000	$1.33	December 2023	December 2033
Peter Luo, Ph. D.	168,750	$—	July 2024	—
Peter Luo, Ph. D.	822,819	$1.73	November 2024	November 2034
Peter Luo, Ph. D.	450,000	$1.55	December 2024	December 2034
Peter Luo, Ph. D.	735,000	$1.408	June 2025	June 2035
Peter Luo, Ph. D.	800,000	$2.032	February 2026	February 2036
Qinghai Zhao, Ph. D.	130,542	$2.26	October 2020	October 2030
Qinghai Zhao, Ph. D.	1,250	$5.6	February 2022	February 2032
Qinghai Zhao, Ph. D.	50,000	$1.04	May 2023	May 2033
Qinghai Zhao, Ph. D.	50,000	$1.33	December 2023	December 2033
Qinghai Zhao, Ph. D.	37,500	$—	July 2024	—
Qinghai Zhao, Ph. D.	134,390	$1.73	November 2024	November 2034
Qinghai Zhao, Ph. D.	50,000	$1.55	December 2024	December 2034
Qinghai Zhao, Ph. D.	81,700	$1.408	June 2025	June 2035
Qinghai Zhao, Ph. D.	80,000	$2.032	February 2026	February 2036
Man Kin (Raymond) Tam, M.B.A., B. Eng.	138,519	$1.48	March 2020	March 2030
Man Kin (Raymond) Tam, M.B.A., B. Eng.	74,886	$1.83	August 2020	August 2030
Man Kin (Raymond) Tam, M.B.A., B. Eng.	50,000	$1.04	May 2023	May 2033
Man Kin (Raymond) Tam, M.B.A., B. Eng.	40,000	$1.33	December 2023	December 2033
Man Kin (Raymond) Tam, M.B.A., B. Eng.	37,500	$—	July 2024	—
Man Kin (Raymond) Tam, M.B.A., B. Eng.	252,448	$1.73	November 2024	November 2034
Man Kin (Raymond) Tam, M.B.A., B. Eng.	50,000	$1.55	December 2024	December 2034
Man Kin (Raymond) Tam, M.B.A., B. Eng.	100,000	$1.408	June 2025	June 2035
Man Kin (Raymond) Tam, M.B.A., B. Eng.	100,000	$2.032	February 2026	February 2036
Chunfang (Vicky) Gu	30,000	$1.33	February 2019	February 2029
Chunfang (Vicky) Gu	30,000	$1.48	March 2020	March 2030
Chunfang (Vicky) Gu	20,000	$1.83	August 2020	August 2030
Chunfang (Vicky) Gu	1,250	$5.6	February 2022	February 2032
Chunfang (Vicky) Gu	20,000	$1.04	May 2023	May 2033
Chunfang (Vicky) Gu	20,000	$1.33	December 2023	December 2033
Chunfang (Vicky) Gu	23,438	$—	July 2024	—
Chunfang (Vicky) Gu	19,869	$1.73	November 2024	November 2034
Chunfang (Vicky) Gu	30,000	$1.55	December 2024	December 2034
Chunfang (Vicky) Gu	55,000	$1.408	June 2025	June 2035
Chunfang (Vicky) Gu	40,000	$2.032	February 2026	February 2036
Ling (Jolin) Zhou	25,000	$1.48	March 2020	March 2030
Ling (Jolin) Zhou	3,125	$1.83	August 2020	August 2030
Ling (Jolin) Zhou	1,250	$5.6	February 2022	February 2032
Ling (Jolin) Zhou	20,000	$1.04	May 2023	May 2033
Ling (Jolin) Zhou	20,000	$1.33	December 2023	December 2033
Ling (Jolin) Zhou	9,375	$—	July 2024	—
Ling (Jolin) Zhou	26,217	$1.73	November 2024	November 2034
Ling (Jolin) Zhou	25,000	$1.55	December 2024	December 2034
Ling (Jolin) Zhou	35,000	$1.408	June 2025	June 2035
Ling (Jolin) Zhou	35,000	$2.032	February 2026	February 2036
Mickael Chane-Du	400,000	$1.376	May 2025	May 2035
Mickael Chane-Du	400,000	$2.032	February 2026	February 2036
Non-Employee Directors
Andy (Yiu Leung) Cheung	20,000	$11.2	June 2021	June 2031
Andy (Yiu Leung) Cheung	25,000	$1.55	December 2024	December 2034
Andy (Yiu Leung) Cheung	25,000	$2.032	February 2026	February 2036
Cuong Do	40,000	$0.8	November 2022	November 2032
Cuong Do	50,000	$1.07	October 2023	October 2033
Li Zhu	20,000	$1.15	September 2023	September 2033
Li Zhu	25,000	$1.55	December 2024	December 2034
Li Zhu	25,000	$2.032	February 2026	February 2036
Ulf Grawunder	40,000	$2.26	April 2024	April 2034
Ulf Grawunder	25,000	$2.032	February 2026	February 2036
All directors and executive officers as a group	7,357,242		Various dates from November 2018 to February 2026	Various dates from November 2028 to February 2036

As of February 28, 2026, our award holders other than our directors and executive officers as a group held outstanding awards to purchase 8,884,925 ordinary shares. For discussions of our accounting policies and estimates for awards granted pursuant to the 2019 Plan and 2021 Plan, see “Item 5 Operating and Financial Review and Prospects—Share-based compensation.”

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Most of our directors, including directors Andy (Yiu Leung) Cheung, Man Kin (Raymond) Tam, Cuong Do, Li Zhu and Ulf Grawunder, have fixed term of office and are subject to re-appointment by the board of directors. Peter Luo is not subject to a term of office and holds office until such time as his or her successor takes office or until the earlier of his death, resignation or removal from office pursuant to the applicable provisions of our memorandum and articles of association. The initial term of our independent director Cuong Do is two-year from the effectiveness of the appointment and has been renewed to upon filing of our annual report on Form 20-F for 2026. The initial term of our independent director Li Zhu is one-year from the effectiveness of the appointment and will be renewed for subsequent period of the same length as the initial term unless either party gives the other written notice of termination at least 15 days prior to expiration of the current term. The Board has decided to renew Andy (Yiu Leung) Cheung, Ulf Grawunder and Man Kin (Raymond) Tam’s term of director position to the filing of our annual report on Form 20-F for 2026. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law or the Listing Rules of the Nasdaq Global Market from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

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

6.D. Employees

We had a total of 174, 138 and 128 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025. We also engage consultants and part-time staff as and when appropriate.

Function	Number of Employees
Research and Development		86
Computational Biology and Informatics	12
Early Drug Discovery & Technology Development	29
Clinical Development	29
CMC Development	16
General Administration		41
HR	4
Finance	11
IT	14
Administration	12
Business Development and Marketing		1
Total		128

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

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares, as of February 28, 2026, by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 59,258,243 ordinary shares issued and outstanding as of February 28, 2026.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security.

These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of February 28, 2026
	Number	%*
Directors and Executive Officers:†
Peter Luo(1)	4,734,693	7.6%
Qinghai Zhao	391,701	0.6%
Man Kin (Raymond) Tam	513,711	0.8%
Chunfang (Vicky) Gu	125,729	0.2%
Ling (Jolin) Zhou	71,703	0.1%
Mickael Chane-Du	967,525	1.5%
Non-employee Directors
Andy (Yiu Leung) Cheung (independent director)	26,250	0.0%
Cuong Do (independent director)	40,000	0.1%
Zhu Li (independent director)	26,250	0.0%
Ulf Grawunder (independent director)	45,000	0.1%
All directors and executive officers as a group	6,037,150	9.6%

Principal Shareholders:
Peter Luo act-in-concert group(2)	4,734,693	7.6%
JSR Limited(3)	5,340,740	9.0%
Wuxi Pharmatech Healthcare Fund I L.P.(4)	3,485,038	5.9%
HAN 2020 IRREVOCABLE TRUST(5)	9,390,439	15.8%
OT Healthcare Fund I, LLC(6)	4,459,566	7.5%
OT Healthcare Fund II, LLC(7)	3,417,408	5.8%
Vincent C. Smith(8)	5,095,351	8.6%

Notes:

*     For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 59,258,243 being the number of ordinary shares as of February 28, 2026 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after February 28, 2026.

†     The business address of our directors and executive officers, except for Cuong Do, Li Zhu, and Mickael Chane-Du, is 4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park Suzhou, Jiangsu Province, 215123, People’s Republic of China. The business address of Cuong Do is 660 Destacada Ave, Miami, United States FL 33156-8000; the business address of Li Zhu is 33345 7th St, Union City, CA, 94587-2128, United States; and the business address of Mickael Chane-Du is 250 Valley Stream Ln, Southbury, CT 06488, United States.

(1)	Represents 4,734,693 ordinary shares held by Peter Luo act-in-concert group, as set forth in note (2) below.

(2)	Represents (i) 93,264 ordinary shares (including ordinary shares represented by the ADSs) held by Peter Luo; (ii) 1,361,325 ordinary shares underlying share options granted to Peter Luo that are vested or will be vested within 60 days of February 28, 2026, (iii) 31,021 ordinary shares held by Xiaohong She, who is the spouse of Peter Luo; (v) 244,391ordinary shares underlying share options granted to Xiaohong She that are vested or will be vested within 60 days of February 28, 2026, (vii) total of 1,678,063 ordinary shares (including ordinary shares represented by the ADSs) held by Raymond Tam, Qinghai Zhao and several key employees of the Company, and (viii) total of 1,326,629 share options granted to Raymond Tam, Qinghai Zhao and several key employees that are vested or will be vested within 60 days of February 28, 2026. On December 14, 2020, Peter Luo, Fangyong (Felix) Du, Ping Ren, Hua Gong, Qinghai Zhao, Man Kin (Raymond) Tam, Xiaohong (Kristine) She, Yu (Albert) Ren, Yan Li, Guizhong Liu and Alexander Goergen entered into a concert party agreement, pursuant to which the parties agree to (i) always be acting in concert in respect of their respective direct or indirect voting rights at our shareholders’ general meetings, (ii) recognize the controlling position of Peter Luo; and (iii) act in concert in accordance with Peter Luo’s opinions in respect of the daily operations and management and the major decision-making of us. Dr. JC Xu, Hua Gong, Yu (Albert) Ren and Fangyong (Felix) Du are no longer subject to the concert party agreement due to their departure from us.
(3)	Represents 5,340,740 ordinary shares, consisting of (i) 4,203,242 ordinary shares and (ii) 1,137,498 ordinary shares in the form of ADSs, are held of record by JSR Limited, a British Virgin Islands company. JSR Limited is controlled by GP Healthcare Capital Co., Ltd. The registered address of JSR Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents 3,485,038 ordinary shares in the form of ADSs that were held of record by WuXi PharmaTech Healthcare Fund I L.P., a limited partnership incorporated in the Cayman Islands. WuXi Pharmatech Healthcare Fund I L.P. is an indirect wholly owned subsidiary of WuXi AppTec Co., Ltd (SSE: 603259; SEHK: 2359). WuXi AppTec Co., Ltd. is a listed company on the Shanghai Stock Exchange and the Main Board of the Hong Kong Stock Exchange. The registered address of WuXi Pharmatech Healthcare Fund I L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(5)	Represents 9,390,439 ordinary shares held by HAN 2020 Irrevocable Trust, a trust established under the laws of California. On December 19, 2024, the trustee of the Han 2020 Irrevocable Trust was changed from Xiaohong She to North Point Trust Company. North Point Trust Company, acting as the independent trustee, exercises all powers of the investment director under the trust. Accordingly, beneficial ownership of the Han 2020 Irrevocable Trust is ceased to be attributed to Xiaohong She or Peter Luo.
(6)	Represents 3,567,653 ADRs representing 4,459,566 ordinary shares held by OT Healthcare Fund I, LLC, a limited liability company incorporated in Delaware. The manager of OT Healthcare Fund I, LLC is OT Management, LLC. Nichola Eliovits is a manager of OT Management, LLC. The registered address of OT Healthcare Fund I, LLC is 131 Dartmouth St, Floor 3, Suite 24, Boston MA 02116. Information set forth above is based on OT Healthcare Fund I, LLC’s Schedule 13G/A filing with the SEC on February 3, 2025.
(7)	Represents 2,733,926 ADRs representing 3,417,408 ordinary shares held by OT Healthcare Fund II, LLC, a limited liability company incorporated in Delaware. The manager of OT Healthcare Fund II, LLC is OT Management, LLC. Nichola Eliovits is a manager of OT Management, LLC. The registered address of OT Healthcare Fund II, LLC is 131 Dartmouth St, Floor 3, Suite 24, Boston MA 02116.
(8)	Represents 5,095,351 ordinary shares, consisting of (i) sole voting and dispositive power over 1,301,631 ordinary shares held directly, (ii) shared voting and dispositive power over 3,608,019 ordinary shares held by The Vincent C. Smith, Jr. 2025 Annuity Trust, a trust organized under the laws of the State of California and (iii) 185,701 ordinary shares held by VCS Master Holdings GP, a Delaware General Partnership (“VCS”). Smith Vincent C (“Mr. Smith”) is a trustee of The Vincent C. Smith, Jr. 2025 Annuity Trust therefore may be deemed to have beneficial ownership of the shares held thereby. Mr. Smith is the grantor of all of the trusts that are partners of VCS Master Holdings GP and disclaims beneficial ownership of the shares held thereby. Information set forth above is based on Mr. Smith’s Schedule 13G/A filing with the SEC on January 29, 2026.

As of February 28, 2026, a total of 24,862,126 ordinary shares, representing 42.0% of our outstanding ordinary shares, including ordinary shares issued in advance but deemed not outstanding to facilitate conversation of ordinary shares to ADSs for the employee share incentive plans, are held by one record holder in the United States. The holder is the depositary of our ADS program. In addition, 40.3% of our outstanding ordinary shares were held by record holders in the United States.

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

None.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

7.B. Related Party Transactions

The following is a summary of transactions since January 1, 2025 to which we have been a participant in which any of our then directors, executive officers or holders of more than 10% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Employment Agreements and Indemnification Agreements

See “Item 6 Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Item 6 Directors, Senior Management and Employees—6.B. Compensation—Share Incentive Plan.”

Other Related Party Transactions

Transactions with WuXi AppTec Group

We received research and development services from WuXi AppTec Group, the parent company of one of our principal shareholders. The amounts for the purchase of the services were US$0.1 million in 2025. As of December 31, 2025, the amounts due to WuXi AppTec Group were US$0.2 million.

Transactions with WuXi Biologics (Cayman) Inc. or WuXi Biologics

We received research and development services, including provision of manufacturing and quality control testing services, from WuXi Biologics, an entity controlled by the ultimate controlling party of one of our principal shareholders. The amounts for the purchase of the services were US$1.5 million in 2025. As of December 31, 2025, the amounts due to WuXi Biologics were US$10.1 million.

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

Board of Directors

See “Item 6 Directors, Senior Management and Employees.”

Ordinary shares

General. Our authorized share capital is US$80,000 divided into 800,000,000 shares comprising (i) 640,000,000 ordinary shares of a par value of US$0.0001 each, and (ii) 160,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as our board of directors may determine in accordance with our amended and restated memorandum and articles of association. On January 27, 2025, our Board of Directors designated a certain number of shares as Series A Non-Voting Redeemable Convertible Preferred Shares of a nominal or par value of US$0.0001. Holders of ordinary shares have the same rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold, transfer and vote their ordinary shares.

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

Certificate of Designation

In July 2025, we issued 1,062,500 Series A non-voting contingently redeemable convertible preferred shares (the “Series A Preferred Shares”) to Sanofi Foreign Participations B.V. (“Sanofi B.V.) with an aggregate purchase price of US$17.0 million, representing the first closing of a strategic investment of up to US$25.0 million from Sanofi B.V. The following is a description of the terms of the Series A Preferred Shares:

Conversion. Each Series A Preferred Share is convertible at the option of each holder at any time into 10 Ordinary Shares of the Company, subject to appropriate adjustment in the event of any share capitalization, share split, combination or other similar recapitalization. The Series A Preferred Shares will not be convertible by a holder to the extent that such holder or any of its affiliates would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such conversion, as further described in the Certificate of Designations. A holder may increase or decrease the Maximum Percentage to any other percentage (not in excess of 19.99% of the issued and outstanding Ordinary Shares immediately after giving effect to the issuance of the Ordinary Shares issuable upon conversion of the Series A Preferred Shares) by delivering a written notice to the Company, provided that (i) any such increase in the Maximum Percentage will not be effective until the 61st day after such notice is delivered to the Company and (ii) any such increase or decrease does not apply to any other holder of Series A Preferred Shares the validity of any prior conversion of the Series A Preferred Shares.

Voting. Holders of Series A Preferred Shares shall have no voting rights on any Company matter.

Dividends. Holders of Series A Preferred Shares shall be entitled to receive, only when, as and if declared by the Company’s Board of Directors, out of any funds and assets legally available therefor, a share capitalization (“dividend”) on each outstanding Series A Preferred Share equal to $0.0001 per share (subject to appropriate adjustment in the event of any share capitalization, share split, combination or other similar recapitalization with respect to the Series A Preferred Shares), prior and in preference to any declaration or payment of any dividend (other than dividends on Ordinary Shares payable in Ordinary Shares) on Ordinary Shares during the same calendar year. The right to receive dividends on Series A Preferred Shares is non-cumulative, and no right to dividends shall accrue to holders of Series A Preferred Shares by reason of the fact that dividends on such shares are not declared or paid. Subject to the preferential rights described above, holders of the Series A Preferred Shares are entitled to receive dividends on Series A Preferred Shares equal (on an as-converted to Ordinary Shares basis) to and in the same form as dividends actually paid on Ordinary Shares.

Liquidation. Until the later of: (a) December 31, 2027 and (b) the public release of the top line data of product candidate ADG126 (such later date, the “Liquidation Preference Outside Date”, in the event of any Liquidation (as defined in the Certificate of Designation), the holders of Series A Preferred Shares then outstanding shall be entitled to be paid, before any payment to the holders of Ordinary Shares, an amount per Series A Preferred Share equal to the greater of (x) the original purchase price per Series A Preferred Share, plus any dividends declared but unpaid thereon or (y) such amount per Series A Preferred Share as would have been payable had all Series A Preferred Shares been converted into Ordinary Shares pursuant to Section 6 of the Certificate of Designation immediately prior to such Liquidation. Following the Liquidation Preference Outside Date, in the event of any Liquidation, the assets of the Company shall be distributed, after payment in full of any dividends declared but unpaid on the Series A Preferred Shares, among the holders of the Series A Preferred Shares and Ordinary Shares pro rata based on the number of shares held by each such holder (on an as-converted to Ordinary Shares basis).

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

Material PRC Income Tax Considerations

Under the PRC EIT Law, which became effective on January 1, 2008 and was amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In December 2024, the State Council promulgated the Implementation Regulations of the Enterprise. In December 2024, the State Council promulgated the Implementation Regulations of the Enterprise Income Tax Law, further standardizing the practical application of the PRC EIT Law.

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

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax consequences to your partners will generally depend on their status and your activities. Partnerships and their partners should consult their tax advisors as to the particular U.S. federal income tax consequences of acquiring, owning or disposing of the ADSs or ordinary shares.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a passive foreign investment company, or a PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income, or the income test, or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or the asset test. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the ordinary shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes interest, dividends, gains from certain property transactions, rents and royalties (other than certain rents or royalties derived in the active conduct of a trade or business). Cash is generally a passive asset for PFIC purposes. Goodwill and other intangible assets are active assets under the PFIC rules to the extent attributable to activities that produce active income.

The assets shown on our balance sheet are expected to consist primarily of cash and cash equivalents for the foreseeable future. Therefore, whether we will satisfy the asset test for any taxable year will depend largely on the value of our goodwill and other intangible assets and on how quickly we utilize the cash in our business.

The value of our goodwill and other intangible assets for any taxable year may be determined in large part by reference to the average of our market capitalization for that year. Because our market capitalization has declined substantially in recent years, if the value of our goodwill and other intangible assets is determined by reference to the average of our quarterly market capitalization that we were likely a PFIC for our 2025 taxable year and certain prior taxable years. For similar reasons, there is a significant risk then we will also be a PFIC for 2026 and possibly future taxable years. In addition, the extent to which our goodwill and other intangible assets should be characterized as a non-passive asset is not entirely clear. We have not obtained any valuation of our assets (including our goodwill and other intangible assets). U.S. Holders of our ADSs or ordinary shares should consult their tax advisors regarding the value and characterization of our assets for purposes of the PFIC rules, which are subject to some uncertainties. In addition, we can give no assurance that we will not be a PFIC under the income test for any taxable year particularly prior to the commercialization of our drug candidates (since certain items of active income that we may earn for any taxable year prior to the commercialization of any drug candidate may be non-occuring or conditional).

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

Distributions paid on ADSs or ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that any distributions (if any) will be reported to you as dividends. Dividends from us will not be eligible for a dividends-received deduction. Subject to applicable limitations, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. owners of stock that is readily tradable on an “established securities market” in the United States may be taxed at a preferential rate. However, the preferential rate does not apply if we are (or are treated with respect to a U.S. Holder as) a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. Non-corporate U.S. Holders should consult their tax advisors to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—Material PRC Income Tax Considerations,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding any applicable rate provided by the Treaty) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, certain Treasury regulations (the “Foreign Tax Credit Regulations”) provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirements. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified of in such notice or other guidance). In lieu of claiming a credit, you may elect to deduct PRC taxes in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all otherwise creditable foreign taxes paid or accrued in the taxable year. You should consult your tax advisors regarding the creditability or deductibility of foreign taxes in your particular circumstances.

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

As described in “—Material PRC Income Tax Considerations” above, gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, gains of U.S. persons are generally treated as U.S.-source income. However, you may be able to elect to treat the gain as foreign-source income under the Treaty and claim foreign tax credit in respect of any PRC tax on dispositions. The Foreign Tax Credit Regulations generally preclude you from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or ordinary shares if you do not elect to apply the benefits of the Treaty. The IRS has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified of in such notice or other guidance). However, even if the Foreign Tax Credit Regulations do not prohibit you from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude you from claiming (or limit your ability to claim) a foreign tax credit. In lieu of claiming a credit, it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax advisor regarding the consequences of the imposition of any PRC tax on disposition gains, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and the creditability or deductibility of the PRC tax on disposition gains in your particular circumstances (including any applicable limitations).

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The Renminbi appreciated approximately by 3% against U.S. dollar in 2023, depreciated approximately by 1% against the U.S. dollar in 2024 and appreciated approximately by 2% against U.S. dollar in 2025. Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were down 0.3%, increase of 0.1%, and 0.0%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

For the period from the effective date of the registration statement on Form F-1 to December 31, 2025, we used US$113 million of the net proceeds received from our initial public offering primarily for research and development of our product candidates. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

	Year Ended December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Services
Audit Fees(1)	5,200	5,200
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other Fees(4)	—	—
Total	5,200	5,200
(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal periods listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and assistance with and review of documents filed with the SEC.
(2)	Audit-related Fees. Audit-related fees mean the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which were not included under Audit Fees above.
(3)	Tax Fees. Tax fees mean fees incurred from professional services related to tax compliance.
(4)	Other Fees. Other fees mean fees incurred from professional services related to training, advisory and assurance for corporate and social responsibility reporting and professional services related to tax advice.

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

We relied on our home country practice exemption with respect to Rule 5605(d)(2) of the Nasdaq Rules, which requires a Nasdaq-listed company to establish a compensation committee comprised entirely of independent directors and two out of three members of our compensation committee are independent directors. We relied on our home country practice exemption with respect to Rule 5605(e)(1) of the Nasdaq Rules, which requires a Nasdaq-listed company to nominate director nominees either by a majority independent board or by a nominations committee comprised solely of independent directors and we do not have a majority independent board or a nominations committee comprised solely of independent directors. We relied on our home country practice exemption with respect to Rule 5250(b)(3) of the Nasdaq Rules, which requires a Nasdaq-listed company to disclose third party director and nominee compensation no later than when the companies files its next Form 20-F and we did not disclose such information in the form of 20-F for the year of 2023, 2024 and 2025. We may also opt to rely on additional home country practice exemptions in the future.

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D. Risk Factors – Security breaches, loss of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.” in this annual report on Form 20-F.

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

2.5	Description of Registrant’s Securities (incorporated by reference to Exhibit 2.5 from our annual report on Form 20-F for the year of 2024 filed publicly with the SEC on March 24, 2025)
2.6

Form of Certificate of Designations of Preferences, Rights and Limitations, of Series A Non-Voting Convertible Preferred Shares (incorporated by reference to Exhibit 4.1 from the current report on Form 6-K, filed with the SEC on July 1, 2025).

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

Collaboration and License Agreement between Adagene Incorporated and Genzyme Corporation dated February 25, 2022 (incorporated by reference to Exhibit 4.16 from our annual report for the year of 2021, filed with the SEC on April 26, 2022)

4.8#

Securities Purchase Agreement, dated June 30, 2025, by and between the Company and Sanofi (incorporated by reference to Exhibit 4.1 from the current report on Form 6-K, filed with the SEC on July 1, 2025).

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 from our annual report for the year of 2023, filed with the SEC on March 29, 2024)
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-252210), as amended, initially filed publicly with the SEC on January 19, 2021)

11.2

Amended and Restated Statement of Policy Concerning Trading in Company Securitiess (incorporated by reference to Exhibit 11.2 from our annual report on Form 20-F for the year of 2024 filed publicly with the SEC on March 24, 2025)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Jingtian & Gongcheng
15.2*	Consent of Walkers (Hong Kong)
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
97	Adagene Inc. Compensation Clawback Policy (incorporated by reference to Exhibit 97 from our annual report on Form 20-F for the year of 2023, filed with the SEC on March 29, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

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

Date: April 1, 2026

Adagene Inc.

By:	/s/ PETER LUO
	Name:	Peter Luo
	Title:	Chief Executive Officer

ADAGENE INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adagene Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Adagene Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

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

April 1, 2026

We have served as the Company’s auditor since 2020.

ADAGENE INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

		As of December 31,
	Notes	2024	2025
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		85,194,502	74,523,782
Amounts due from related parties	14	8,309	17,349
Prepayments and other current assets	3	2,575,194	2,834,034
Total current assets		87,778,005	77,375,165
Property, equipment and software, net	4	1,125,389	717,374
Operating lease right-of-use assets	15	283,645	145,535
Other non-current assets		81,386	25,223
TOTAL ASSETS		89,268,425	78,263,297
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		4,241,773	2,884,507
Contract liabilities		—	3,462,683
Amounts due to related parties	14	13,187,966	10,347,200
Accruals and other current liabilities	5	2,816,038	2,790,794
Income tax payable	12	5,265	410,198
Warrant liabilities	10	—	205,146
Short-term borrowings	6	4,868,956	4,268,154
Current portion of long-term borrowings	6	12,923,599	711,359
Current portion of operating lease liabilities	15	141,341	92,055
Total current liabilities		38,184,938	25,172,096
Long-term borrowings	6	417,339	1,138,174
Operating lease liabilities	15	142,304	53,480
TOTAL LIABILITIES		38,744,581	26,363,750
Commitments and contingencies	16
Mezzanine equity:
Series A non-voting contingently redeemable convertible preferred shares (par value of US$0.0001 per share; nil authorized, issued and outstanding as of December 31, 2024; and 1,062,500 shares authorized, issued and outstanding as of December 31, 2025)	8	—	16,550,000
Total mezzanine equity		—	16,550,000
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 640,000,000 shares authorized, and 58,886,944 shares issued and outstanding as of December 31, 2024; and 640,000,000 shares authorized, and 59,231,993 shares issued and outstanding as of December 31, 2025)		5,889	5,923
Additional paid-in capital		362,220,445	366,043,455
Accumulated other comprehensive loss		(526,903)	(1,914,831)
Accumulated deficit		(311,175,587)	(328,785,000)
Total shareholders’ equity		50,523,844	35,349,547
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		89,268,425	78,263,297

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

		For the years ended
		December 31,
	Notes	2023	2024	2025
		US$	US$	US$
Revenue
Licensing and collaboration revenue	11	18,111,491	103,204	7,670,902
Operating expenses and income
Research and development expenses		(36,639,146)	(28,781,412)	(22,033,573)
Including external related parties	14	(2,660,504)	(1,943,523)	(1,580,387)
Administrative expenses		(8,672,843)	(7,273,335)	(7,075,624)
Other operating income, net		3,480,632	—	—
Loss from operations		(23,719,866)	(35,951,543)	(21,438,295)
Interest and investment income		4,283,085	3,801,345	2,303,990
Interest expense		(1,107,820)	(851,874)	(463,132)
Other income, net		1,843,437	466,620	323,988
Foreign exchange gain (loss), net		1,446,202	(906,212)	1,318,235
Change in fair value of warrant liabilities	10	—	—	47,941
Loss before income tax		(17,254,962)	(33,441,664)	(17,907,273)
Income tax benefit (expense)	12	(1,691,408)	17,553	297,860
Net loss attributable to Adagene Inc.’s shareholders		(18,946,370)	(33,424,111)	(17,609,413)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		(950,783)	1,273,185	(1,387,928)
Total comprehensive loss attributable to Adagene Inc.’s shareholders		(19,897,153)	(32,150,926)	(18,997,341)
Net loss attributable to Adagene Inc.’s shareholders		(18,946,370)	(33,424,111)	(17,609,413)
Net loss attributable to ordinary shareholders		(18,946,370)	(33,424,111)	(17,609,413)
Weighted average number of ordinary shares used in per share calculation:
—Basic	13	54,737,530	56,287,903	59,006,129
—Diluted	13	54,737,530	56,287,903	59,006,129
Net loss per ordinary share
—Basic	13	(0.35)	(0.59)	(0.30)
—Diluted	13	(0.35)	(0.59)	(0.30)

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

						Accumulated
	Ordinary shares		Treasury shares		Additional	other		Total
	Number of		Number of		paid‑in	comprehensive	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	loss	deficit	equity
		US$		US$	US$	US$	US$	US$
Balance as of January 1, 2023	54,965,710	5,497	(1)	(4)	342,739,268	(849,305)	(258,805,106)	83,090,350
Net loss	—	—	—	—	—	—	(18,946,370)	(18,946,370)
Other comprehensive income (loss)	—	—	—	—	—	(950,783)	—	(950,783)
Exercise of share options (Note 9)	10,000	1	—	—	5,499	—	—	5,500
Issuance of ordinary shares under performance incentive plan (Note 9)	69,225	7	—	—	89,093	—	—	89,100
Share-based compensation (Note 9)	425,905	42	—	—	7,271,658	—	—	7,271,700
Balance as of December 31, 2023	55,470,840	5,547	(1)	(4)	350,105,518	(1,800,088)	(277,751,476)	70,559,497
Net loss	—	—	—	—	—	—	(33,424,111)	(33,424,111)
Other comprehensive income (loss)	—	—	—	—	—	1,273,185	—	1,273,185
Exercise of share options (Note 9)	185,620	19	—	—	190,219	—	—	190,238
Share-based compensation (Note 9)	99,623	10	—	—	4,909,563	—	—	4,909,573
Issuance of ordinary shares upon the at-the-market equity offering (the “ATM Offering”), net of issuance cost (Note 19)	3,130,862	313	—	—	7,015,149	—	—	7,015,462
Retirement of treasury shares (Note 18)	(1)	—	1	4	(4)	—	—	—
Balance as of December 31, 2024	58,886,944	5,889	—	—	362,220,445	(526,903)	(311,175,587)	50,523,844
Net loss	—	—	—	—	—	—	(17,609,413)	(17,609,413)
Other comprehensive income (loss)	—	—	—	—	—	(1,387,928)	—	(1,387,928)
Exercise of share options (Note 9)	86,469	8	—	—	81,488	—	—	81,496
Share-based compensation (Note 9)	258,580	26	—	—	3,741,522	—	—	3,741,548
Balance as of December 31, 2025	59,231,993	5,923	—	—	366,043,455	(1,914,831)	(328,785,000)	35,349,547

The accompanying notes are an integral part of these consolidated financial statements

ADAGENE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	For the years ended
	December 31,
	2023	2024	2025
	US$	US$	US$
Cash flows from operating activities:
Net loss	(18,946,370)	(33,424,111)	(17,609,413)
Adjustments to reconcile net loss to net cash used in operating activities:
Income related to short-term investments	—	(1,143,538)	(492,456)
Depreciation and amortization	980,053	722,950	438,864
Net loss on disposal of property, equipment, software and operating lease right-of-use asset	9,365	2,473	1,469
Share-based compensation	7,271,700	4,909,573	3,741,548
Amortization of right-of use assets and interest of lease liabilities	228,405	215,911	150,927
Foreign exchange loss (gain), net	(1,446,202)	906,212	(1,318,235)
Administrative expense in exchange of warrant issuance	—	—	253,087
Change in fair value of warrant liabilities	—	—	(47,941)
Changes in operating assets and liabilities:
Prepayments and other current assets	1,649,878	724,235	(270,823)
Amount due from related parties	397,405	213,718	(9,040)
Other non-current assets	24,687	3,499	56,163
Accounts payable	(572,372)	1,148,021	(1,357,266)
Contract liabilities	(15,107,276)	—	3,462,683
Amount due to related parties	(2,609,011)	(3,526,360)	(2,840,766)
Accruals and other current liabilities	(122,201)	(185,489)	(70,225)
Lease liabilities	(237,401)	(220,460)	(150,959)
Income tax payable	52,884	(47,619)	404,933
Other non-current liabilities	(28,383)	—	—
Net cash used in operating activities	(28,454,839)	(29,700,985)	(15,657,450)
Cash flows from investing activities:
Placement of short-term investments	(47,000,000)	(128,500,000)	(80,000,000)
Withdrawal of short-term investments	47,000,000	129,643,538	80,492,456
Proceeds from disposal of property, equipment and software	7,656	169	1,400
Purchase of property, equipment and software	(85,012)	(33,580)	(17,053)
Net cash generated from (used in) investing activities	(77,356)	1,110,127	476,803
Cash flows from financing activities:
Proceeds from borrowings	8,133,775	4,918,014	5,635,488
Proceeds from issuance of Series A non-voting contingently redeemable convertible preferred shares, net of issuance costs	—	—	16,550,000
Proceeds from exercise of share options	5,500	178,254	138,279
Proceeds from the ATM Offering, net of issuance costs	—	7,331,019	—
Repayment of borrowings	(13,506,221)	(8,342,510)	(17,878,393)
Payment of the ATM Offering setup costs	—	(315,557)	—
Net cash generated from (used in) financing activities	(5,366,946)	3,769,220	4,445,374
Effect of exchange rate on cash and cash equivalents	74,720	81,883	64,553
Net decrease in cash and cash equivalents	(33,824,421)	(24,739,755)	(10,670,720)
Cash and cash equivalents at the beginning of year	143,758,678	109,934,257	85,194,502
Cash and cash equivalents at the end of year	109,934,257	85,194,502	74,523,782
Supplemental cash flow disclosures:
Interest paid	1,047,717	778,513	402,956
Income tax paid	1,376,856	33,947	1,602
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	225,542	216,565	150,959
Right-of-use assets obtained in exchange for operating lease obligations	179,919	214,717	—
Non-cash activities:
Retirement of treasury shares	—	4	—

The accompanying notes are an integral part of these consolidated financial statements.

ADAGENE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023, 2024 AND 2025

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

As of December 31, 2025, the Company’s principal subsidiaries are as follows:

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, licensing and collaboration revenue recognition, research and development expense allocation, the useful lives and impairment of long-lived assets, tax valuation allowance, share-based compensation expenses, measurement of right-of-use assets and lease liabilities, and the fair value of warrant liabilities. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency translation

The functional currency of the Company, Adagene (Hong Kong) Limited, Adagene Incorporated, Adagene PTE. Ltd. and Adagene Project C1 PTE. Ltd. is the United States dollar (“US$”). The functional currency of the Company’s PRC subsidiary is Renminbi (“RMB”). The functional currency of the Company’s Australian subsidiary is Australian dollar (“AU$”). The functional currency of the Company’s Swiss subsidiary is Swiss Franc (“CHF”). The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses US$ as its reporting currency. The financial statements of the Company’s PRC, Australian and Swiss subsidiaries are translated from the functional currencies to the reporting currency.

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

Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive gain (loss) and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive loss.

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

Short-term investments

Short-term investments consist primarily of investments in money market funds, which are measured at fair value and are expected to be redeemed within one year. As of December 31, 2024 and 2025, there were no short-term investments held by the Group.

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

The carrying amounts of cash and cash equivalent, amounts due to related parties and other current assets, accounts payable, amounts due to related parties, accrued liabilities and other current liabilities and short-term borrowings approximate their fair values because of their generally short maturities. The carrying amount of long-term borrowings approximates their fair values since they bear interest rates which approximate market interest rates.

As more fully described in Note 10, the Group has issued warrants to purchase its ordinary shares. The Group measured its warrant liabilities at fair value on a recurring basis. As the Group’s warrants are not traded in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of warrant liabilities. Refer to Note 10 for a detailed description of the inputs used. The warrant liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

The following table presents a reconciliation of all financial instruments measured at fair value on a recurring basis using Level 3 unobservable inputs:

Warrant liabilities
US$
Initial recognition during the year ended December 31, 2025	253,087
Fair value change	(47,941)
Balance as of December 31, 2025	205,146

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

No impairment loss was recorded for the years ended December 31, 2023, 2024 and 2025.

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

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre-clinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”) and contract development and manufacturing organizations (“CDMO”), investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, and (4) other research and development expenses. Research and development costs are expensed as incurred when the related research and development services are provided to the Group and the resulting assets, if any, have no alternative future uses. As of December 31, 2024 and 2025, the Group had several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CDMO are generally cancellable, with notice, at the Group’s option. The Group did not record any accrued expenses related to cancellation of CRO or CDMO contracts as of December 31, 2024 or 2025 as the Group did not have any plan to cancel the existing CRO or CDMO contracts.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the governments. The Group’s PRC based subsidiary received government subsidies from certain local government. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has set certain conditions for the subsidies. Other subsidies are the subsidies that the local government has not set any conditions and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. These specific subsidies are recorded as other non-current liabilities upon receipt and are recognized as other income when the conditions are met. Other subsidies are recognized as other income upon receipt as further performance by the Group is not required. In addition, the Group’s Australian subsidiary received research and development tax incentive from the Australian Taxation Office in 2023. The tax incentive was recognized as other income upon receipt as the incentive was not dependent upon having a tax liability and further performance by the Group was not required. No such cash tax incentive was received from the Australian Taxation Office in the years ended December 31, 2024 and 2025.

Government cash subsidies of US$1.5 million, US$0.3 million and US$0.2 million were received and recognized as other income during the years ended December 31, 2023, 2024 and 2025, respectively.

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

Net loss per share

In accordance with ASC 260, Earnings Per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the contingently redeemable convertible preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of share options and warrants using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic net loss per share using the two-class method is not applicable as the Group does not have participating securities that have contractual rights and obligations to share in the losses of the Group.

Employee defined contribution plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of US$2,584,392, US$2,092,412 and US$1,810,503 for the years ended December 31, 2023, 2024 and 2025, respectively.

Concentration of risks

Concentration of credit risk

As of December 31, 2024 and 2025, the amount of cash and cash equivalents of US$3,020,953 and US$8,327,345 respectively, were held at major financial institutions located in Mainland China, and US$82,173,549 and US$66,196,437, respectively, were deposited with major financial institutions located outside of Mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable, if any, is typically unsecured and denominated in US$ and/or RMB and is derived from revenues earned from customers. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of suppliers

For the year ended December 31, 2023, there were no suppliers who collectively accounted for more than 10% of the Group’s total research and development services. For the year ended December 31, 2024 and 2025, a significant portion of the Group’s research and development services was purchased from one supplier group, who collectively accounted for 17.2% and 17.4% of the Group’s total research and development services purchases, respectively.

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was appreciation of approximately 1.5% and depreciation of approximately 2.2% in the years ended December 31, 2024 and 2025, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

New and amended standards not yet adopted by the Group

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The standard is effective for public entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The standard allows the amendments to be applied on a prospective basis or a retrospective basis. The Group has evaluated the impact of this accounting standard update on its consolidated financial statements and decided to apply this standard update on a prospective basis. The Group assessed the impact of the adoption to be immaterial.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The standard allows the amendments to be applied on a prospective basis or a retrospective basis. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently in the process of evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. Under ASU 2025-10, government grants are recognized when it is probable that the entity will both comply with the conditions of the grant and the grant will be received. The standard provides specific accounting models for grants related to assets and grants related to income, including options to recognize government grants as deferred income or as a reduction of the asset’s cost basis. The standards also require enhanced disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

3. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Prepayments	269,075	310,966
Deposits (a)	1,778,413	1,320,313
Others	527,706	1,202,755
	2,575,194	2,834,034

Note (a): The majority of the deposits represented the amounts that the Group paid to its CRO vendors for various outsourced research and development programs according to the terms of respective CRO agreements. The Group expects to recover the deposits if the programs fail or the agreements are cancelled.

4. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Machinery and laboratory equipment	5,116,503	5,232,597
Leasehold improvements	1,030,798	1,054,204
Electronic equipment	1,793,132	1,818,366
Furniture and tools	49,085	50,035
Vehicles	77,767	43,635
Software	358,952	364,586
Total property, equipment and software	8,426,237	8,563,423
Less: accumulated depreciation and amortization	(7,300,848)	(7,846,049)
Net book value	1,125,389	717,374

Depreciation and amortization expenses recognized for the years ended December 31, 2023, 2024 and 2025 were US$980,053, US$722,950 and US$438,864 respectively.

5. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued liabilities and other current liabilities consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Professional service fees	1,182,056	924,349
Payroll and related liabilities	1,097,013	1,251,040
Other taxes and surcharge	480,704	588,309
Others	56,265	27,096
	2,816,038	2,790,794

6. BORROWINGS

	As of December 31,
	2024	2025
	US$	US$
Current
Short-term borrowings:
Bank loans	4,868,956	4,268,154
Current portion of long-term borrowings	12,923,599	711,359
Total current borrowings	17,792,555	4,979,513
Non-Current
Long-term borrowings:
Bank loans	417,339	1,138,174
Total non-current borrowings	417,339	1,138,174
Total borrowings	18,209,894	6,117,687

Short-term borrowings

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

In June 2024, the Group borrowed a loan with the amount of RMB20,000,000 from China Construction Bank Corporation for a term of one year at the interest rate of 3.50% per annum. The borrowing was repaid in June 2025.

In September 2024, the Group borrowed a loan with the amount of RMB15,000,000 from Bank of Ningbo Co., Ltd for a term of one year at the interest rate of 3.80% per annum. The borrowing was repaid in September 2025.

In July 2025, the Group borrowed a loan with the amount of RMB20,000,000 from China Construction Bank Corporation for a term of one year at the interest rate of 3.50% per annum.

In December 2025, the Group borrowed a loan with the amount of RMB10,000,000 from China Zheshang Bank Co., Ltd for a term of one year at the interest rate of 2.95% per annum.

Long-term borrowings

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

In May 2022, the Group borrowed a loan with the amount of RMB30,000,000 from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB3,000,000 in 2023, RMB5,000,000 in 2024, and RMB22,000,000 in 2025. As of December 31, 2024, RMB22,000,000 repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets. The loan was fully repaid in May 2025.

Also in May 2022, the Group borrowed a loan with the amount of RMB20,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB500,000 in 2022, RMB1,500,000 in 2023, RMB9,500,000 in 2024 and RMB8,500,000 in 2025. As of December 31, 2024, RMB8,500,000 repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the condensed consolidated balance sheets. The loan was fully repaid in May 2025.

In August 2022, the Group borrowed a loan with the amount of RMB9,900,000 from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 in 2023, RMB2,000,000 in 2024, and RMB6,900,000 in 2025. As of December 2024, RMB6,900,000 repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets. The loan was fully repaid in August 2025.

Also in August 2022, the Group borrowed a loan with the amount of RMB20,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 in 2023, RMB2,000,000 in 2024 and RMB17,000,000 in 2025. As of December 31, 2024, RMB17,000,000 repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets. The loan was fully repaid in August 2025.

In November 2022, the Group borrowed a loan with the amount of RMB9,900,000 from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 in 2023, RMB2,000,000 in 2024 and RMB6,900,000 in 2025. As of December 31, 2024, RMB6,900,000 repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets. The loan was fully repaid in November 2025.

Also in November 2022, the Group borrowed a loan with the amount of RMB10,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB500,000 in 2023, RMB1,000,000 in 2024 and RMB8,500,000 in 2025. As of December 31, 2024, RMB8,500,000 repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheet. The loan was fully repaid in November 2025.

In April 2023, the Group borrowed a loan with the amount of RMB7,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 3.90% per annum. The Group repaid RMB150,000 in 2023, RMB550,000 in 2024 and RMB3,300,000 in 2025. As of December 31, 2024 and 2025, RMB3,300,000 and RMB3,000,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets, respectively.

In August 2023, the Group borrowed a loan with the amount of RMB10,000,000 from Bank of Jiangsu Co., Ltd. for a term of eighteen months at the interest rate of 3.80% per annum. The Group repaid RMB100,000 in 2024 and RMB9,900,000 in 2025. As of December 31, 2024, RMB9,900,000 repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets. The loan was fully repaid in February 2025.

In September 2023, the Group borrowed a loan with the amount of RMB10,000,000 from Bank of Jiangsu Co., Ltd. for a term of eighteen months at the interest rate of 3.80% per annum. The Group repaid RMB100,000 in 2024 and RMB9,900,000 in 2025. As of December 31, 2024, RMB9,900,000 repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets. The loan was fully repaid in March 2025.

In December 2025, the Group borrowed a loan with the amount of RMB10,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of two years at the interest rate of 2.80% per annum. As of December 31, 2025, RMB2,000,000 repayable within twelve months for this agreement was classified as “Current portion of long-term borrowing” on the consolidated balance sheets.

The proceeds from the loans were primarily used to pay for the Group’s research and development activities in PRC, including chemistry, manufacturing, and controls costs of clinical and preclinical programs. As of December 31, 2024 and 2025, none of the Group’s borrowings were collateralized in the respective loan agreements.

Future maturities of short-term borrowings and long-term borrowings

Future principal maturities of short-term borrowings and long-term borrowings as of December 31, 2025 were as follows:

As of December 31,
2025
US$
2026	4,979,513
2027	1,138,174
6,117,687

7. SEGMENT INFORMATION

The Group’s principal business activities are related to the discovery and development of novel antibody-based cancer medicines. The Group manages the business activities on a consolidated basis and operates in one reportable segment. The determination of a single reportable segment is consistent with the consolidated financial information regularly provided to the Group’s chief operating decision maker (“CODM”), which is its Chief Executive Officer, who reviews and evaluates consolidated net income (loss) for purposes of assessing performance, making operating decisions, allocating resources and planning and forecasting for future periods. The accounting policies of the segment are the same as those described in the summary of significant accounting policies for the Group. Refer to Note 2 for additional information.

Significant expenses within income (loss) from operations, as well as within net income (loss), include research and development, and administrative expenses, which are each separately presented on the Group’s consolidated statements of comprehensive loss. Other segment items within net income (loss) include interest and investment income, interest expense, other income, net, income tax expense and changes in fair value of warrant liabilities.

In addition to the significant expense categories included within the consolidated net loss presented on the Group’s consolidated statements of comprehensive loss, see below for disaggregated amounts that comprise research and development expenses:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Direct research and development expenses(a)	13,114,341	10,399,305	6,962,065
Indirect research and development expenses(b)
Payroll and other related costs of personnel	18,491,694	14,488,811	11,493,983
Lab supplies and other research and development expenses	5,033,111	3,893,296	3,577,525
Total indirect research and development expenses	23,524,805	18,382,107	15,071,508
Total research and development expenses	36,639,146	28,781,412	22,033,573

Note (a): Direct research and development expenses consist principally of: (1) costs related to clinical trials such as payments to CRO, CDMO, investigators, and clinical trial sites that conduct the clinical studies; and (2) costs to develop the product candidates, including costs related to product testing.

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

8. CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES

In July 2025, the Company issued 1,062,500 Series A non-voting contingently redeemable convertible preferred shares (the “Series A Preferred Shares”) to Sanofi Foreign Participations B.V. (“Sanofi B.V.”) for a net consideration of US$16,550,000 reflecting an as-converted price of US$2.0 per ADS of the Company. The issuance of the Series A Preferred Shares is the first closing in connection with a securities purchase agreement signed between the Company and Sanofi B.V., under which Sanofi B.V. has agreed to make a strategic investment of up to US$25.0 million in Adagene in two closings. The first closing was completed in July 2025. The second closing is conditioned upon the Company’s achievement of certain clinical development progress.

The key features of the Series A Preferred Shares are as follows:

Dividends

Holders of the Series A Preferred Shares will be entitled to receive, only when, as and if declared by the Board of Directors, a dividend on each outstanding Series A Preferred Share equal to US$0.0001 per share, prior and in preference to any declaration or payment of any dividend on ordinary shares during the same calendar year. The right to receive dividends on Series A Preferred Shares is not cumulative. Following the payment of the preferential dividend, holders of the Series A Preferred Shares have the right to participate in any dividends paid on ordinary shares, calculated on an as-if-converted basis. No other dividends shall be paid on Series A Preferred Shares.

Voting

Holders of the Series A Preferred Shares have limited voting rights. They possess a protective vote requiring majority approval to adversely change their share rights, but otherwise hold no voting rights on Company matters.

Liquidation preference

In the event of a liquidation or deemed liquidation event, the Series A Preferred Shares carry a liquidation preference that remains in effect until the later of (i) December 31, 2027, or (ii) the public release of top-line data for ADG126. Before such date, holders of the Series A Preferred are entitled to a preferential payment per share before any distribution to ordinary shareholders. This amount is the greater of (i) the original purchase price plus any declared but unpaid dividends, or (ii) the amount they would receive if their shares were converted to ordinary shares immediately prior to the event. After receiving this full preferential amount, the holders of the Series A Preferred Shareholders do not participate in any further distributions. After such date, the holders of the Series A Preferred Shareholders participate alongside ordinary shareholders on a pro rata basis, as if their Series A Preferred Shares had been converted to ordinary shares immediately prior to the event.

Conversion

Holders of the Series A Preferred Shares have the right to convert each Series A Preferred Shares into 10 ordinary shares, subject to adjustment for share capitalizations, splits, combinations, or similar recapitalizations. The conversion is subject to a beneficial ownership limitation that generally restricts any holders of the Series A Preferred Shares (together with its affiliates) from owning more than 4.99% of the outstanding ordinary shares post-conversion, although a holder may elect to increase this limit up to 19.99% upon 61 days’ prior notice. All conversions are automatic, no fractional shares are issued, and the conversion mechanics are structured as a compulsory repurchase and re-application of proceeds.

Accounting for Series A Preferred Shares

The Series A Preferred Shares are classified as mezzanine equity in the consolidated balance sheets because they are contingently redeemable upon the occurrence of an event outside of the Company’s control. The deemed liquidation event includes events of merger or consolidation in which (i) the Company is a constituent party, or (ii) a subsidiary of the Company is a constituent party and the Company issues ordinary shares pursuant to such merger or consolidation; and such event is not in control of the Company. The Preferred Shares are recorded at their respective issuance date fair value, net of issuance cost.

The Company concluded that the Series A Preferred Shares were not currently redeemable, and were not probable to become redeemable as of December 31, 2025. Consequently, no accretion charge was recorded as the redemption value was fixed to original issue price for the year ended December 31, 2025.

The Company’s Series A Preferred Shares activities for the year ended December 31, 2025 are summarized below:

Mezzanine equity
US$
Balance as of December 31, 2024	—
Issuance of Series A Preferred Shares	16,550,000
Balance as of December 31, 2025	16,550,000

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

Share options containing both service conditions and performance conditions granted to each grantee under the share incentive plan shall become eligible for vesting upon the occurrence of their applicable performance conditions (including but not limited to the completion of business and operational goals, etc.).

On November 9, 2020, the Company passed a board resolution to waive the vesting schedules and conditions of 2,375,000 share options granted to certain management members. Pursuant to this board resolution, these management members exercised all related share options at the original exercise price per share ranging from US$1.83 to US$2.26. As a result, 2,375,000 ordinary shares were issued to these management members. These management members paid the exercise price by issuing recourse promissory notes in the total amount of US$5,197,650. The Company had the repurchase right to buy back such shares at the original exercise price if the grantees did not meet the original vesting conditions. The Company assessed and considered that given such arrangement allows the shares received on exercise be returned to the Company if the original vesting conditions are not satisfied, there has been no substantial change to the vesting conditions and the Company shall continue to account for the share awards in accordance with their original terms. All of the remaining unvested shares became vested according to the original vesting conditions in 2024. There were no unvested shares as of December 31, 2025.

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

From April 23, 2025 to August 17, 2025, pursuant to the 2021 Plan, a total of 3,624,440 share options were granted to certain employees, and external consultant, with exercise price ranging from US$1.14 to US$1.56, respectively. In addition, 23,896 ordinary shares were issued to certain employees as stock bonus in April 2025.

			Weighted‑	Weighted
		Weighted‑	Average	Average
		Average	Grant	Remaining	Aggregate
	Number of	Exercise	Date	Contractual	Intrinsic
	Options	Price	Fair Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Outstanding at December 31, 2022	6,286,912	4.80	5.16	8.44	94,990
Granted	3,442,500	1.14	0.72	—	—
Exercised	(10,000)	0.55	5.72	—	—
Forfeited	(952,530)	4.59	3.45	—	—
Outstanding at December 31, 2023	8,766,882	3.39	3.60	8.24	2,011,843
Granted	3,925,945	1.68	1.04	—	—
Exercised	(185,620)	1.02	2.49	—	—
Forfeited	(483,022)	6.13	4.28	—	—
Cancelled	(2,176,945)	3.68	3.96	—	—
Outstanding at December 31, 2024	9,847,240	2.55	2.49	8.36	1,736,202
Granted	3,624,440	1.40	0.87	—	—
Exercised	(86,469)	0.94	0.98	—	—
Forfeited	(968,857)	2.95	4.03	—	—
Outstanding at December 31, 2025	12,416,354	2.20	1.91	8.03	1,660,307
Vested and expected to vest at December 31, 2025	12,416,354	2.20	1.91	8.03	1,660,307
Exercisable at December 31, 2024	3,440,384	4.27	5.15	6.49	616,539
Exercisable at December 31, 2025	5,319,029	3.21	3.24	6.89	759,799

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The aggregate fair value of the share options vested during the years ended December 31, 2023, 2024 and 2025 was US$6,742,535, US$4,153,833 and US$3,054,506, respectively. As of December 31, 2025, the total unrecognized employee share based compensation expense was US$5,183,032, all of which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost will be recognized over a weighted average period of 2.6 years as of December 31, 2025.

The following table summarizes Company’s RSU activity under the 2021 Plan for the years ended December 31, 2025:

			Weighted
		Weighted‑	Average
		Average	Remaining
	Number of	Grant Date	Contractual
	RSU shares	Fair Value	Term
		US$ per
		RSU	Years
Unvested at December 31, 2023	—	—	—
Granted	988,750	2.10	—
Vested	—	—	—
Forfeited	(16,250)	2.10	—
Unvested at December 31, 2024	972,500	2.10	3.56
Granted	—	—	—
Vested	(234,688)	2.10	—
Forfeited	(58,438)	2.10	—
Unvested at December 31, 2025	679,375	2.10	2.56

The aggregate fair value of RSUs vested during the year ended December 31, 2025 was US$491,745. The total share-based compensation expense related to the RSUs recognized for the year ended December 31, 2025 was US$477,566. As of December 31, 2025, the total unrecognized share-based compensation expense related to the RSU was US$1,209,550, all of which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost will be recognized over a weighted average period of 2.54 years as of December 31, 2025.

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

The assumptions used to estimate the fair value of the share options granted were as follows:

	For the years ended
	December 31,
	2023	2024	2025
Risk‑free interest rate	3.38% - 4.86%	4.18% - 4.59%	4.22% - 4.49%
Dividend yield	0%	0%	0%
Expected volatility range	72.6% - 73.1%	73.3% - 75.6%	76.4% - 77.2%
Exercise multiple	2.2 - 2.8	2.2 - 2.8	2.2 - 2.8
Contractual life	10 years	10 years	10 years

Total share-based compensation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Research and development expenses	4,860,548	3,313,833	2,502,472
Administrative expenses	2,411,152	1,595,740	1,239,076
Total share‑based compensation expenses	7,271,700	4,909,573	3,741,548

10. WARRANT LIABILITIES

In July and September 2025, the Company issued warrants to a consultant at nil cash consideration as compensation for the consultant’s services in the field of investor relations and business development services. The warrants allowed the holder to subscribe for and purchase from the Company up to 1,000,000 shares of ordinary shares of the Company at an exercise price of US$4.0 per ordinary share (US$5.0 per ADS). The warrants are exercisable, in whole or in part, at any time from the initial exercise dates until the earlier of (i) the termination dates, or (ii) the occurrence of a fundamental transaction, which refers to events such as mergers, sales of substantially all assets, change of control transactions, or major recapitalizations that fundamentally alter the Company’s structure or ownership. The warrants shall be automatically exercised on the termination dates or immediately prior to the consummation of a fundamental transaction.

The warrants are freestanding instruments and classified as liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity. The warrants are initially recognized at fair value, with subsequent changes in fair value recorded currently in earnings. The Company recognized gains from the decrease in fair value of the warrants of US$47,941 for the year ended December 31, 2025.

The following table summarizes the activities in warrants for the year ended December 31, 2025:

			Weighted Average
	Number of Warrants	Exercise Price	Remaining Life
		US$ per
		Ordinary Share	Years
Outstanding at December 31, 2024	—	—	—
Granted	10,000,000	4.00	—
Outstanding at December 31, 2025	10,000,000	4.00	2.59
Exercisable at December 31, 2025	5,000,000	4.00	2.51

The Company has measured the warrant liabilities at fair values on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2025. The Group used the binomial option pricing model to estimate the fair value of warrant liabilities using the following assumptions:

For the year ended
December 31, 2025
Risk-free interest rate	3.51% - 3.52%
Exercise price per ordinary share	US$4.00
Expected volatility range	59.60% - 60.05%
Term of warrants	2.5 - 2.7 years
Dividend yield	0%

11. COLLABORATION ARRANGEMENTS

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

Prior to 2023, the Group received upfront fee of RMB4,000,000 and milestone fee of RMB4,000,000, which were recognized as licensing revenue as the performance obligation was satisfied by the Group and certain milestone events were achieved.

No additional revenue was recognized for the years ended December 31, 2023, 2024 and 2025.

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

In September 2025, the Group entered into an amendment to the Exelixis Agreement (the “Exelixis Amendment”). Under the Exelixis Amendment, the Group will generate a masked monoclonal antibody utilizing the SAFEbody technology for an additional target selected by Exelixis. The Group is eligible to receive development and commercialization milestones and royalties on net sales of products developed around this third target, in terms similar to the Exelixis Agreement. Exelixis agreed to pay the project fee for the generation of the additional antibody in two installments, one upon execution of the Exelixis Amendment, and the other upon delivery of the data package for this third target to Exelixis, subject to receipt of the applicable invoices from the Group.

The Group determined that generating masked antibodies with its SAFEbody technology is reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under the Exelixis Agreement, the delivery of data packages for each target, along with the Adagene License used to develop the related compounds, represents one performance obligation, as they are not distinct from each other. Transaction price is allocated to each one of the two performance obligations using the relative standalone selling price method. The Group records revenue at a point in time, when the data packages for each target were delivered to Exelixis. Considering that the development, regulatory and sales-based milestone payments and the royalties are constrained, the transaction price shall initially only include upfront payment and the milestone payments that are considered probable. Subsequently, once the uncertainty associated with the milestone payments is resolved, the milestone payments shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. The sales-based royalty and sales-based milestones promised in exchange for the Adagene License granted are recognized when (or as) the later of (1) the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based royalty or sales-based milestones being allocated has been satisfied (or partially satisfied). Under the Exelixis Amendment, the delivery of data packages for the third target, along with the Adagene License used to develop the related compounds, represents one performance obligation. Revenue will be recognized at a point in time upon delivery of the data package for the third target for the same reasons as discussed above.

Prior to 2023, the Group received US$11,000,000 upfront payment upon execution of the Exelixis Agreement, US$1,100,000 upfront payment under the Exelixis Letter Agreement, and milestone fee of US$3,000,000 related to the successful nomination of lead SAFEbody candidates for the initial target under the Exelixis Agreement. The Group recognized total revenue of US$8,500,000 upon delivery of data packages for the initial target and achievement of the milestone event under the Exelixis Agreement.

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

For the year ended December 31, 2025, the Group received the first installment payment upon the execution of the Exelixis Amendment. No revenue was recognized for the years ended December 31, 2024 and 2025.

Sanofi Agreement

In March 2022, the Group entered into a collaboration and license agreement (the “Sanofi Agreement”) with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”), pursuant to which the Group agreed to perform early-stage research activities to develop masked versions of Sanofi candidate antibodies (each a “Target”, and together, “Targets”), using the Group’s SAFEbody technology for development and commercialization by Sanofi. Sanofi has the ability to advance two initial Targets in the collaboration, followed by an option for two additional Targets. The Group will generate masked antibodies in the form of customized compounds and complete the compound research activities in accordance with the program plan for each Target at its own cost and deliver the compounds and related data packages to Sanofi. Sanofi is solely responsible for later stage research and all clinical, product development and commercialization activities. Under the Sanofi Agreement, the Group granted Sanofi an exclusive, worldwide, sublicensable license to research, develop, use, make, have made, sell, offer for sale, import and commercialize products containing the masked antibodies to be generated by the Group.

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

In June 2025, the Group entered into an amended and restated agreement with Sanofi (the “Amended Sanofi Agreement”), under which, Sanofi exercised its option to select an additional Target for further development. The Group will generate masked antibodies and complete the compound research activities in accordance with a program plan for this third Target. Sanofi has the right to initiate one additional research program for one additional Target for a fee. Sanofi also has the one-time right to replace the third Target and each additional Target added pursuant to the option right for additional costs. In addition to the option exercise fee, the Group is also eligible to receive development and sales-based milestones and royalties on net sales of products developed around the third Target.

The Group determined that this collaboration is more reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under the Sanofi Agreement, the performance of early-stage research activities to develop compounds for each Target, along with the grant of the license, represents one performance obligation, as they are not distinct from each other. Transaction price is allocated to each one of the two performance obligations based on the relative standalone selling price. Since the early-stage research activities does not generate an asset for alternative use and the Group has an enforceable right to the upfront payment, the Group records revenue over time using labor hour as the input to assess the satisfaction of the performance obligations. Considering that the development, regulatory and sales-based milestone payments and the royalties are constrained, the transaction price shall initially only include upfront payment and the milestone payments that are considered probable. Subsequently, once the uncertainty associated with the milestone payments is resolved, the milestone payments shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. The sales-based royalty and sales-based milestones promised in exchange for the license granted are recognized when (or as) the later of (1) the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based royalty or sales-based milestones being allocated has been satisfied (or partially satisfied). Under the Amended Sanofi Agreement, the performance of early-stage research activities to develop compounds for the third Target, along with the grant of the license, represents one additional performance obligation. Revenue will be recognized over time using labor hour as the input to assess the satisfaction of the performance obligation for the same reasons as discussed above.

Prior to 2023, the Group received US$17,500,000 upfront payment under the Sanofi Agreement. 100% of the upfront payment was recognized as revenue over time using the input method in 2022 and 2023.

For the year ended December 31, 2024, no additional revenue was recognized.

For the year ended December 31, 2025, the Group received the option exercise payment under the Amended Sanofi Agreement and recognized part of the option exercise payment as revenue over time using the input method. The revenue recognized during the year ended December 31, 2025 was US$2,149,817, which represented a portion of the option exercise payment received.

ConjugateBio Agreement

In July 2025, the Group entered into a license agreement (the “ConjugateBio Agreement”) with ConjugateBio Inc. (“ConjugateBio”), pursuant to which the Group agreed to grant an exclusive license of its proprietary antibody to ConjugateBio. ConjugateBio will use the antibody and the associated license for the development, manufacture and commercialization of compounds and pharmaceutical products containing or comprising the compounds. ConjugateBio has the sole right and responsibility, at its sole cost and expense, for the development and commercialization of the pharmaceutical products.

The ConjugateBio Agreement will remain effective until the expiration of the defined royalty term on a product-by-product and country-by-country basis, unless terminated earlier with cause or by mutual agreements of both parties.

Under the ConjugateBio Agreement, ConjugateBio agreed to pay the Group a one-time, non-refundable, non-creditable upfront payment in consideration of the antibody provided and the license granted. On a compound-by-compound and/or product-by-product basis, the Group will be eligible to receive milestone payments conditioned upon achieving certain development, clinical and regulatory approval milestones, and sales-based milestone payments. In addition, the Group is also entitled to royalties in respect of the aggregate annual net sales of the products developed, subject to certain reductions.

The Group determined that the provision of the antibody and the grant of the license are reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under the ConjugateBio Agreement, the provision of the antibody, along with the license used to develop the related compounds, represents one performance obligation, as they are not distinct from each other. The Group records revenue at a point in time, when the antibody is delivered to ConjugateBio as the license is considered a functional IP that gives ConjugateBio the right to use the IP. Considering that the development, clinical, regulatory and sales-based milestone payments and the royalties are constrained, the transaction price shall initially only include upfront payment and the milestone payments that are considered probable. Subsequently, once the uncertainty associated with the milestone payments is resolved, the milestone payments shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. The sales-based royalty and sales-based milestones promised in exchange for the license granted are recognized when (or as) the later of (1) the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based royalty or sales-based milestones being allocated has been satisfied (or partially satisfied).

For the year ended December 31, 2025, the Group received the upfront payment under the ConjugateBio Agreement. The upfront payment was recognized as revenue at a point in time upon provision of the antibody to ConjugateBio.

Third Arc Agreement

In November 2025, the Group entered into a license agreement (the “Third Arc Agreement”) with Third Arc Bio, Inc. (“Third Arc”), pursuant to which the Group agreed to grant an exclusive license on a molecule specific license to Third Arc to use the Group’s SAFEbody technology for a masked CD3 for the research, development, manufacture, commercialization and other exploitation of licensed compounds and licensed products worldwide. Third Arc has the sole right and decision-making authority, at its sole cost and expense, for the development and commercialization of the licensed compounds and products.

The Group has an option from Third Arc for an exclusive license to develop and commercialize for specific licensed products in Greater China, Singapore and South Korea. If the Group exercises the option, the Group and Third Arc shall enter into a separate agreement governing the Group’s manufacture and summarization of the specific licensed products in the specific territory.

The Third Arc Agreement will remain effective until the expiration of the defined royalty term on a licensed product-by-product and country-by-country basis, unless terminated earlier with cause or by mutual agreements of both parties.

Under the Third Arc Agreement, Third Arc agreed to pay the Group a one-time, non-refundable, non-creditable upfront payment of US$5,000,000 in consideration of the license granted. The Group will be eligible to receive milestone payments conditioned upon achieving certain development and commercial-based milestone payments of up to USD$840,000,000 if all milestones and conditions are achieved. In addition, the Group is also entitled to royalties in respect of the aggregate annual net sales of the products developed, subject to certain reductions.

The Group determined that the grant of the license in the form of sequence data is reflective of a vendor-customer relationship and therefore within the scope of ASC 606. The Group records revenue at a point in time, when the sequence data is delivered to Third Arc as the license is considered a functional IP that gives Third Arc the right to use the IP. Considering that the development and commercial-based milestone payments and the royalties are constrained, the transaction price shall initially only include upfront payment and the milestone payments that are considered probable. Subsequently, once the uncertainty associated with the milestone payments is resolved, the milestone payments shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. The sales-based royalty and commercial-based milestones promised in exchange for the license granted are recognized when (or as) the later of (1) the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based royalty or commercial-based milestones being allocated has been satisfied (or partially satisfied).

For the year ended December 31, 2025, the Group received US$5,000,000 upfront payment under the Third Arc Agreement. The upfront payment was recognized as revenue at a point in time upon provision of the sequence data to Third Arc.

12. INCOME TAX EXPENSE

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

Hong Kong

Adagene (Hong Kong) Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. The applicable tax rate in Hong Kong is 16.5%. For the years ended December 31, 2023, 2024 and 2025, Adagene (Hong Kong) Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, Adagene (Hong Kong) Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Income (loss) from domestic and foreign components before income tax expenses (benefit) and equity in income (loss) of affiliates for the years ended December 31, 2023, 2024 and 2025 were composed of the following amounts:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Loss before income tax
Loss from PRC entities	(2,975,393)	(2,605,951)	(1,630,999)
Loss from overseas entities	(14,279,569)	(30,835,713)	(16,276,274)
Total loss before income tax	(17,254,962)	(33,441,664)	(17,907,273)

Income tax expense (benefit) of the Group for the years ended December 31, 2023, 2024 and 2025 were composed of the following current and deferred amounts:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Current:
U.S.
Federal	1,502,796	(18,521)	(604,462)
State and local	188,612	968	306,602
Total current	1,691,408	(17,553)	(297,860)
Deferred:
U.S.
Federal	—	—	—
State and local	—	—	—
Total deferred	—	—	—
Income tax expense (benefit)	1,691,408	(17,553)	(297,860)

Reconciliation between the income tax expense computed by applying the statutory tax rate of PRC, where the Group’s major subsidiary and business is located, to loss before income tax and the actual provision for income tax was as follows:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Loss before income tax	(17,254,962)	(33,441,664)	(17,907,273)
PRC statutory income tax rate	25%	25%	25%
Income tax credit computed at PRC statutory income tax rate	(4,313,740)	(8,360,416)	(4,476,817)
Impact of PRC preferential income tax rate as qualified TASE	1,725,496	3,344,166	1,790,727
Difference in income tax rates of overseas entities	(1,012,031)	2,665,263	3,146,473
Research and development super-deduction(a)	(693,340)	(639,650)	(386,799)
Research and development tax credits	(668,854)	(756,757)	(537,086)
Non-deductible expenses	7,241	6,721	6,081
Foreign derived intangible income deduction	(394,979)	—	(97,431)
Changes in valuation allowance	7,064,573	3,747,543	86,877
State tax	(22,363)	(25,113)	111,831
Others	(595)	690	58,284
Income tax expense (benefit)	1,691,408	(17,553)	(297,860)

Note (a): Due to the impacts of research and development super-deduction, the Group’s subsidiary, Adagene (Suzhou) Limited, did not have any income taxes for the years ended December 31, 2023, 2024 and 2025.

The PRC statutory income tax rate was used because the majority of the Group’s operations are based in PRC.

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025
	US$	US$
Deferred tax assets:
Net operating loss carry forward	17,781,302	18,938,782
Tax credit carry forward	1,969,174	1,157,859
Capitalized inventory	58,214	49,305
Unrealized foreign exchange gain/losses	398,422	133,343
Accrued expenses	151,615	159,955
Amortization of right-of-use assets and interest of lease liabilities	—	—
Gross deferred tax assets	20,358,727	20,439,244
Less: valuation allowance	(20,336,613)	(20,423,490)
Deferred tax assets	22,114	15,754

Deferred tax liabilities:
Depreciation and amortization of property, equipment and software	(22,114)	(15,754)
Deferred tax liabilities	(22,114)	(15,754)
Total deferred tax liabilities, net	—	—

Movement of the valuation allowance was as follows:

	2023	2024	2025
	US$	US$	US$
Balance as of January 1	9,524,497	16,589,070	20,336,613
Addition	7,064,573	3,747,543	86,877
Balance as of December 31	16,589,070	20,336,613	20,423,490

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

The Group has incurred net accumulated operating losses for income tax purposes since its inception. As of December 31, 2025, the Group had net operating losses for income tax purpose of approximately US$158,248,572. The net operating losses were primarily comprised of: US$36,213,678 from an entity in PRC which expires in years 2029 through 2032; US$4,926,821 derived from an entity Switzerland which expires in years 2028 through 2036; US$6,706,712 derived from an entity in Hong Kong that have an indefinite carryforward; US$15,364,780 derived from an entity in Australia that have an indefinite carryforward subject to meeting certain criteria; US$92,372,106 derived from an entity in the United States which expires beginning year 2038; and, US$2,595,838 derived from entities in Singapore that have an indefinite carryforward subject to meeting certain criteria. The Group believes that it is more likely than not that these net accumulated operating losses will not be utilized in the near future. Therefore, the Group has provided full valuation allowances for the deferred tax assets for all subsidiaries as of December 31, 2025.

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions. The Group does not anticipate that the amount of unrecognized tax benefits will significantly change within the next 12 months.

The Group conducts business in a number of tax jurisdictions and, as such, is required to file income tax returns in multiple jurisdictions globally. As of December 31, 2025, PRC tax matters are open to examination for the years 2023 through 2025, U.S. federal and state tax matters are open to examination for the years 2022 through 2025, and Australia tax matters are open to examination for the years 2022 through 2025.

13. NET LOSS PER SHARE

Basic and diluted net loss per share for the years ended December 31, 2023, 2024 and 2025 were calculated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Numerator:
Net loss attributable to Adagene Inc.’s shareholders	(18,946,370)	(33,424,111)	(17,609,413)
Net loss attributable to ordinary shareholders	(18,946,370)	(33,424,111)	(17,609,413)
Denominator:
Weighted‑average number of ordinary shares outstanding—basic and diluted	54,737,530	56,287,903	59,006,129
Net Loss per share—basic and diluted	(0.35)	(0.59)	(0.30)

The effects of all outstanding share options, share and RSU grant, Series A Preferred Shares and warrants have been excluded from the computation of diluted loss per share for the years ended December 31, 2023, 2024 and 2025 as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Year Ended December 31,
	2023	2024	2025
Incremental shares on share options, share grant, RSU grant, Series A Preferred Shares and warrants	52,942	1,554,057	10,933,676

14. RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship
Peter Luo	Chairman, Chief Executive Officer and a principal shareholder of the Company
Certain senior management personnel	Management and ordinary shareholders of the Company
WuXi AppTec Co., Ltd. (“WuXi AppTec Group”)	A principal shareholder of the Company
WuXi Biologics (Cayman) Inc.	Controlled by the ultimate controlling party of a principal shareholder of the Company

b)	The Group had the following related party balances as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	US$	US$
WuXi AppTec Group	5,304	14,276
Certain senior management personnel.	3,005	3,073
Total amounts due from related parties	8,309	17,349

As of December 31, 2024 and 2025, the amounts due from related parties mainly represented prepayments made for the CRO and CDMO services.

	As of December 31,
	2024	2025
	US$	US$
WuXi Biologics (Cayman) Inc.	12,598,836	10,118,661
WuXi AppTec Group	589,130	228,539
Total amounts due to related parties	13,187,966	10,347,200

As of December 31, 2024 and 2025, the amounts due to related parties mainly represented payables for the CRO and CDMO services.

c)	The Group had the following related party transactions during the years ended December 31, 2023, 2024 and 2025:

	For the years ended
	December 31,
	2023	2024	2025
	US$	US$	US$
WuXi Biologics (Cayman) Inc.	1,868,815	1,464,959	1,470,267
WuXi AppTec Group	787,602	466,432	98,024
Certain senior management personnel.	4,087	12,132	12,096
	2,660,504	1,943,523	1,580,387

For the years ended December 31, 2023, 2024 and 2025, expenses incurred with related parties mainly resulted from receipt of CRO and CDMO services.

15. LEASES

As of December 31, 2024 and 2025, the Group has operating leases recorded on its consolidated balance sheets for certain office spaces that expire on various dates through 2027. The Group does not plan to cancel the existing lease agreements for its existing office spaces prior to their respective expiration dates. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. All of the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2024 and 2025 is as follows:

	As of December 31,
	2024	2025
	US$	US$
Assets
Operating lease right-of-use assets	283,645	145,535
Liabilities
Current portion of operating lease liabilities	141,341	92,055
Operating lease liabilities	142,304	53,480
Weighted average remaining lease term (years)	2.2	1.5
Weighted average discount rate	3.9%	3.9%

Information related to operating lease activity during the years ended December 31, 2023, 2024 and 2025 is as follows:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
Operating lease rental expense
Amortization of right-of-use assets	216,305	203,298	142,238
Expense for short-term leases within 12 months	13,514	23,734	53,661
Interest of lease liabilities	12,100	12,613	8,689
	241,919	239,645	204,588

Maturities of lease liabilities were as follows:

	As of December 31,
	2024	2025
2025	149,975	—
2026	93,734	95,863
2027	53,116	54,322
Total undiscounted lease payments	296,825	150,185
Less: imputed interest	(13,180)	(4,650)
Total lease liabilities	283,645	145,535

16. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position, cash flows or results of operations.

17. RESTRICTED NET ASSETS

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

As of December 31, 2024 and 2025, the total restricted net assets of the Company’s subsidiary incorporated in PRC and subjected to restriction amounted to approximately US$1,860,667 for both years. Other subsidiaries are not subjected to such restriction.

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

As of December 31, 2025, the net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries was US$1,860,667 from the PRC subsidiary. As the restricted net assets of consolidated subsidiaries did not exceed 25% of consolidated net assets as of the most recent fiscal year end, the Group was not required to provide parent company financial information.

18. TREASURY SHARES

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

The Board of Directors approved two share repurchase programs to repurchase the Company’s outstanding ADSs in 2021 and 2022, respectively. The share repurchase programs were subsequently terminated. Under the programs, the Company repurchased a total of 1,446,485 ADSs (1,808,106 ordinary shares) in 2021 and 2022. 1,446,484 ADSs (1,808,105 ordinary shares) purchased were retired during the same periods. During the year ended December 31, 2024, 1 ADS (1 ordinary share) repurchased was retired. As of December 31, 2024 and 2025, there was no ADS held as treasury share.

19. ATM OFFERING

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

During the year ended December 31, 2024, 2,504,692 ADSs (3,130,862 ordinary shares) were issued and sold under the ATM Offering and the proceeds were received by the Company. Direct cost associated with the offer and the sale were capitalized and netted against additional paid-in capital. During the year ended December 31, 2025, no ADSs were issued or sold under the ATM Offering.

In March 2026, additional ADSs were issued and sold under the ATM Offering.

20. Subsequent Event

In February 2026, the Group granted additional share options to certain employees and directors pursuant to the 2021 Plan.